        Filed by Telewest Communications plc pursuant to Rule 425

        Under the Securities Act of 1933

        Subject Company:    Telewest Global, Inc.

        Subject Company Exchange Act File No.:

        Registration Statement No.: 333-110815

The information in this document is not complete and may be changed. This document is not an offer to sell securities nor an offer for subscription in respect of securities and we are not soliciting an offer to buy or subscribe for securities in any jurisdiction where the offer, sale or subscription is not permitted. Certain statements of fact are made in this draft of the document which are anticipated to be true and correct at the time this document will be mailed to Scheme Creditors, but may not necessarily be true statements of fact as at the date that this draft of the document is made available on the Telewest website at www.telewest.co.uk.

Subject to completion, dated 15 April 2004

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended immediately to seek your own personal financial advice from your stockbroker, bank manager, solicitor or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom or, if not, seek another appropriately authorised independent financial adviser.

This document is being sent to Scheme Creditors and Bondholders. If you have sold or otherwise transferred, or sell or otherwise transfer, your interests as a Scheme Creditor or a Bondholder before the Record Date, please send this document and the accompanying documentation to the person or persons to whom you have sold or transferred, or sell or transfer, your interests as a Scheme Creditor or a Bondholder or the bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. Further copies of this document can be obtained by contacting Innisfree M&A Incorporated on 877 750 2689 (toll free from the US), 0800 917 2009 (toll free from the UK) or +1 412 209 1704 (from outside the US).

This document comprises an explanatory statement in accordance with section 426 of the Act in respect of the Telewest Scheme and in accordance with section 426 of the Act and article 126 of the Jersey Companies Law in respect of the Jersey Scheme.

Application has been made to have the New Shares quoted on the Nasdaq National Market. Admission to listing and trading is expected to become effective, and unconditional dealings in the New Shares are expected to commence, at 9.30 a.m. (prevailing Eastern Time) on the Business Day following the Bar Date, which is expected to be [19 July] 2004 (or as soon as practicable thereafter).

EXPLANATORY STATEMENT TO SCHEMES OF ARRANGEMENT

(pursuant to section 425 of the Act in respect of the Telewest Scheme and pursuant to section 425 of the Act and article 125 of the Jersey Companies Law in respect of the Jersey Scheme)

between

Telewest Communications plc

(Incorporated under the Act and registered in England and Wales with registered number 2983307)

and the

Telewest Scheme Creditors

and

Telewest Finance (Jersey) Limited

(Incorporated under the Jersey Companies Law and registered in Jersey with registered number 77278)

and the

Jersey Scheme Creditors

It is anticipated that Meetings of (i) the Jersey Scheme Creditors to consider the Jersey Scheme and (ii) the Telewest Scheme Creditors to consider the Telewest Scheme will be held consecutively on [1 June 2004] starting at [10.00 a.m. and 11.00 a.m. (or as soon thereafter as the Jersey Meeting shall have been concluded or adjourned)] (UK time). The Meetings will be held at The Lincoln Centre, 18 Lincoln’s Inn Fields, London, WC2A 3ED. The notice of the Telewest Meeting is set out at Appendix 3 to Schedule 1 to this document and the notice of the Jersey Meeting is set out at Appendix 3 to Schedule 2 to this document. Whether or not relevant Scheme Creditors or Bondholders intend to attend the relevant Meeting(s), they are requested to complete, execute and return the appropriate Form of Proxy sent with this document in accordance with the instructions set out therein as soon as possible but, in any event, to be received no later than 7.00 p.m. (prevailing Eastern time) on [27 May] 2004.

If the Telewest Scheme Creditors and the Jersey Scheme Creditors approve the Telewest Scheme and the Jersey Scheme respectively, a fairness hearing before the High Court is necessary in order to sanction the Telewest Scheme, and fairness hearings before the High Court and the Jersey Court are necessary in order to sanction the Jersey Scheme. All relevant Scheme Creditors are entitled to attend the relevant court hearings in person or through counsel to support or oppose the sanction of the relevant Scheme. It is expected that the High Court hearings to sanction the Telewest Scheme and the Jersey Scheme will be held on [14 June] 2004 at the Royal Courts of Justice, Strand, London WC2A 2LL and that the Jersey Court hearing to sanction the Jersey Scheme will be held on [15 June] 2004 at the Royal Court, Royal Square, St. Helier, Jersey. Telewest and/or Telewest Jersey will announce the exact date of such hearings by making an announcement of such dates on a Regulatory Information Service and on Telewest’s website at www.telewest.co.uk at least two Business Days in advance of such hearings.

No person has been authorised by Telewest or Telewest Jersey to give any information or make any representation other than those contained in this document and the accompanying documents and, if given or made, such information or representation must not be relied upon as having been so authorised.

[•• 2004]

Some of the statements in this document constitute “forward-looking statements”. These statements relate to future events or the Group’s or New Telewest’s future financial performance, including, but not limited to, strategic plans, potential growth (including penetration of developed markets and opportunities in emerging markets), product introductions and innovation, meeting customer expectations, planned operational changes (including product improvements), expected capital expenditures, future cash sources and requirements, liquidity, customer service improvements, cost savings and other benefits of acquisitions or joint ventures – potential and/or completed – that involve known and unknown risks, uncertainties and other factors that may cause New Telewest’s or its businesses’ actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “could”, “would”, “should”, “expect”, “plan”, “anticipate”, “intend”, “believe”, “estimate”, “predict”, “potential” or “continue” or the negative of those terms or other comparable terminology.

There are a number of important factors that could cause Telewest’s, or, if the Financial Restructuring is completed, New Telewest’s, actual results and future development to differ materially from those expressed or implied by those forward-looking statements, including, but not limited to:

•	Telewest’s ability to successfully conclude the restructuring of its balance sheet;

•	the extent to which Telewest or New Telewest is able to compete with other providers of broadband internet services, including BT;

•	the extent to which consumers regard cable telephony as an attractive alternative to telephony services provided by, for example, BT, or the emergence of voice-over-internet protocol as a viable alternative to cable telephony;

•	the extent to which Telewest or New Telewest is able to successfully compete with mobile network operators;

•	the extent to which Telewest or New Telewest is able to retain its current customers and attract new customers;

•	the extent to which Telewest or New Telewest is able to migrate customers to additional products or services or to high-margin products or services;

•	the extent to which regulatory and competitive pressures in the UK telephony market continue to reduce prices;

•	Telewest’s or New Telewest’s ability to develop and introduce attractive interactive and high-speed data services in a rapidly changing and highly competitive business environment;

•	Telewest’s or New Telewest’s ability to penetrate markets and respond to changes or increases in competition;

•	Telewest’s or New Telewest’s ability to compete against digital television service providers, including BSkyB and Freeview, by increasing its digital customer base;

•	Telewest’s or New Telewest’s ability to compete with other internet service providers;

•	Telewest’s or New Telewest’s ability to have an impact on, or respond to, new or changed government regulations;

•	Telewest’s or New Telewest’s ability to improve operating efficiencies, including through cost reductions;

•	Telewest’s or New Telewest’s ability to maintain and upgrade Telewest’s network in a cost-efficient and timely manner;

•	adverse changes in the price or availability of telephony interconnection or cable television programming; and

•	disruption in supply of programming, services and equipment.

Unless otherwise required by applicable securities laws, Telewest, Telewest Jersey and New Telewest disclaim any intention or obligation to publicly update or revise any of the forward-looking statements after the date of this document to conform them to actual results, whether as a result of new information, future events or otherwise. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the caption “Risk Factors” in Part IV of this document which describe risks and factors that could cause results to differ materially from those projected in those forward-looking statements.

These risk factors may not be exhaustive. Other sections of this document may describe additional factors that could adversely impact Telewest’s or New Telewest’s business and financial performance. Telewest operates, and it is expected that New Telewest will operate, in a continually changing business environment, and new risk factors may emerge from time to time. Management cannot anticipate all of these new risk factors, nor can they definitively assess the impact, if any, of new risk factors on Telewest or New Telewest or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

Citigroup is acting for Telewest, Telewest Jersey and TCN and no one else in connection with the Financial Restructuring, and will not be responsible to anyone other than Telewest, Telewest Jersey and TCN for providing the protections afforded to clients of Citigroup, nor for giving advice in relation to the Financial Restructuring.

Gleacher is acting for the board of Telewest and no one else in connection with the Financial Restructuring, and will not be responsible to anyone other than the board of Telewest for providing the protections afforded to clients of Gleacher, nor for giving advice in relation to the Financial Restructuring.

The New Shares to be distributed pursuant to the Telewest Scheme and the Jersey Scheme to the Scheme Creditors will be distributed pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act, including the exemption provided by section 3(a)(10) thereof, and have not been and will not be registered under the Securities Act or the securities laws of any state of the United States. Any Scheme Creditor who is not and will not be an affiliate of Telewest or New Telewest prior to or after the completion of the Schemes may resell its New Shares received by it upon the completion of the Schemes without restriction under the Securities Act. Any Scheme Creditor who is or will be an affiliate of Telewest or New Telewest prior to or after the completion of the Schemes will be subject to certain US transfer restrictions relating to the New Shares received by it upon the completion of the Schemes. Such a Scheme Creditor may not resell such New Shares without registration under the Securities Act, except for sales outside the United States pursuant to Regulation S or pursuant to the applicable resale provisions of Rule 145(d) promulgated under the Securities Act, if any, or another applicable exemption from the registration requirements of the Securities Act. As defined under Rule 144 under the Securities Act, an “affiliate” of the Company or New Telewest is any person that directly or indirectly controls, or is controlled by, or is under common control with, a Telewest or New Telewest entity. Any Scheme Creditor who believes it may be an affiliate of Telewest or New Telewest for the purposes of the Securities Act should consult its own legal advisers.

The New Shares to be distributed to the Telewest Shareholders pursuant to the Telewest Scheme will be registered under the Securities Act pursuant to a Registration Statement, incorporating a shareholders’ circular and prospectus, filed with the United States Securities and Exchange Commission. Telewest may not distribute those New Shares until the Registration Statement is declared effective by the United States Securities and Exchange Commission. This document does not relate to the New Shares to be issued to the Telewest Shareholders.

IMPORTANT NOTICE TO SCHEME CREDITORS

Scheme Creditors with Ancillary Claims must have notified Telewest or Telewest Jersey (or the Escrow Agent by submitting a duly completed Claim Form), as appropriate, of such Ancillary Claims prior to the Bar Date. The Bar Date will be on or around [5.00 p.m. on 16 July] 2004. Notification of the earliest possible date of the Bar Date will be made to Scheme Creditors by announcement on a Regulatory Information Service, on Telewest’s website at www.telewest.co.uk and by advertisement at least 10 Business Days in advance of such date. In the event that Scheme Creditors with Ancillary Claims do not notify Telewest or Telewest Jersey (or the Escrow Agent), as appropriate, prior to the Bar Date, their Ancillary Claims will be compromised without any entitlement to receive any consideration whatsoever in respect of such Ancillary Claims. All other Scheme Claims are Known Scheme Claims and do not need to be notified to Telewest or Telewest Jersey.

If Scheme Creditors or Bondholders have any questions relating to this document or the completion of the relevant Form of Proxy, or if Bondholders’ Participants have any questions relating to the completion of the requisite details on the Participant Website, they should contact Innisfree M&A Incorporated on telephone number 877 750 2689 (toll free in the US), +1 412 209 1704 (from outside the US) or 0800 917 2009 (toll free in the UK) during normal New York business hours. If you have any questions relating to the completion of the relevant Claim Form, please contact The Bank of New York on + 44 20 7964 5977 during normal London business hours.

You should not construe the contents of this document as legal, tax or financial advice. You are recommended to consult your own professional advisers as to legal, tax, financial or other matters relevant to the action you should take in connection with the Schemes.

The summary of the principal provisions of the Schemes contained in this document is qualified in its entirety by reference to the Schemes themselves, the full texts of which are set out at Schedule 1 and Schedule 2 to this document. Each Bondholder and Scheme Creditor is advised to read and consider carefully the text of the relevant Schemes themselves.

The distribution of this document and the distribution of New Shares may be restricted by law in certain jurisdictions. None of Telewest, Telewest Jersey, the Directors or the Jersey Directors represents that this document may be lawfully distributed, or that New Shares may be lawfully distributed, in compliance with any applicable registration or other requirement in any such jurisdiction, or pursuant to an exemption available thereunder, or assumes any responsibility for facilitating any such distribution. Accordingly, neither this document nor any other offering material may be distributed or published, and none of the New Shares may be distributed, in any jurisdiction, except under circumstances that will result in compliance with all applicable laws and regulations. Persons into whose possession this document may come must inform themselves about, and observe, any such restrictions on the distribution of this document and the distribution of the New Shares.

The information contained in this document has been prepared based upon information available to the relevant company. To the best of Telewest’s and Telewest Jersey’s knowledge, information and belief, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. The financial statements have been prepared in accordance with US GAAP. There may be differences between the way in which they are presented and the presentation of financial statements in public filings in other jurisdictions. Telewest and Telewest Jersey have taken all reasonable steps to ensure that this document contains the information reasonably necessary to enable Scheme Creditors and Bondholders to make an informed decision about the effect of the relevant Schemes on them.

The Scheme Creditors entitled to the distribution of New Shares under the Schemes must comply with all laws and regulations applicable to them in force in any jurisdiction and must obtain any consent, approval or permission required to be obtained by them under the laws and regulations applicable to them in force in any jurisdiction to which they are subject and none of Telewest, Telewest Jersey, New Telewest, the Directors, the Jersey Directors or the directors of New Telewest shall have any responsibility therefor.

Certain Bondholders and Scheme Creditors have entered into voting agreements to cast their votes in favour of the Schemes subject to rights of termination under certain circumstances. As at [the Record Date], such Bondholders and Scheme Creditors collectively hold, or have the right to vote, over • per cent. of the Telewest Known Scheme Claims and over • per cent. of the Jersey Known Scheme Claims.

The Senior Lenders have not authorised the content of this document or any part of it, nor do they accept any responsibility for the accuracy, completeness or reasonableness of the statements contained within it.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Scheme Creditors and Bondholders should observe the deadlines set by any institution or settlement system through which they hold any Notes to ensure that the relevant Form of Proxy is returned in time for the purposes of voting at the relevant Meeting.

Record Date (1)	[30 April] 2004

US Bankruptcy Court hearings for section 304 of the US Bankruptcy Code preliminary injunction orders (2)	[3 May] 2004

First Extraordinary General Meeting	• a.m. on [17 May] 2004

Voting Deadline (1)	7.00 p.m. on [27 May] 2004 (prevailing Eastern time)

Latest time on which Participants can submit details of Notes on the Participant Website	1.00 p.m. on [28 May] 2004 (prevailing Eastern time)

Jersey Meeting (3)	10.00 a.m. on [1 June] 2004

Telewest Meeting (3)	11.00 a.m. on [1 June] 2004

High Court hearing to sanction the Telewest Scheme (4)	• a.m. on [14 June] 2004

High Court hearing to sanction the Jersey Scheme (4)	• a.m. on [14 June] 2004

Jersey Court hearing to sanction the Jersey Scheme (4)	• a.m. on [15 June] 2004

US Bankruptcy Court hearings for section 304 of the US Bankruptcy Code permanent injunction orders (2)	[16 June] 2004

ADRs cease trading on Nasdaq	[13 July] 2004

Last day of dealings in Telewest Shares	[14 July] 2004

Effective Date and Jersey Effective Date (5)	[15 July] 2004

Bar Date (6)	5.00 p.m. on [16 July] 2004

Initial distribution of New Shares to Agreed Scheme Creditors	9.30 a.m. on [19 July] 2004 (prevailing Eastern time)

Commencement of trading in New Shares on the Nasdaq National Market (7)	9.30 a.m. on [19 July] 2004 (prevailing Eastern time)

If any of the above times and/or dates change, the revised times and/or dates will be notified to Scheme Creditors and Bondholders by announcement on a Regulatory Information Service and on Telewest’s website at www.telewest.co.uk. All references to time in this document are to London time except where otherwise stated.

Notes:

(1)	The identity of Scheme Creditors or Bondholders is assessed for voting and distribution purposes as at the Record Date. Forms of Proxy may only be completed by relevant Scheme Creditors or Bondholders with Scheme Claims as at the Record Date and who have not subsequently disposed of their Notes or any interest in them. Details of the actions to be taken by Scheme Creditors or Bondholders are set out in paragraph 3 of Part III of this document. Forms of Proxy must be received by the Agent by no later than the Voting Deadline.

(2)	These dates are indicative only. The dates of the US Bankruptcy Court hearings have not yet been settled, although they are expected to take place on or about the dates indicated.

(3)	These dates are the dates that are anticipated to be the dates of the Meetings. In both cases, the terms of the Court orders allow the Meetings to be held either on this date, or on such later date (being not later than 15 June 2004) as the board of Telewest or Telewest Jersey (as appropriate) may decide. If the dates of the Meetings are postponed, Scheme Creditors will be given adequate notice of the revised date. The Telewest Meeting shall take place at this time or as soon thereafter as the Jersey Meeting shall have been concluded or adjourned.

(4)	These dates are indicative only. The date of the High Court hearings of the petitions to sanction the Telewest Scheme and the Jersey Scheme and the date of the Jersey Court hearing of the petition to sanction the Jersey Scheme have not yet been settled, although they are expected to take place on or about the dates indicated. If any of the High Court hearings to sanction the Telewest Scheme and the Jersey Scheme, or the Jersey Court hearing to sanction the Jersey Scheme, does not take place on the date currently expected, there will be a corresponding impact on the remainder of the timetable. Telewest and/or Telewest Jersey, as appropriate, will notify Scheme Creditors of the exact date of the hearings by making an announcement of such dates on a Regulatory Information Service and on Telewest’s website at www.telewest.co.uk at least two Business Days in advance of such hearings.

(5)	These dates are indicative only. In practice, the Telewest Scheme is conditional on the Jersey Scheme becoming effective and the Jersey Scheme is conditional on the Telewest Scheme becoming effective; therefore the Effective Date and the Jersey Effective Date will occur on the same date.

(6)	This date is indicative only. Notification of the earliest possible date of the Bar Date will be made to Scheme Creditors by announcement on a Regulatory Information Service and on Telewest’s website at www.telewest.co.uk at least 10 Business Days in advance of such date. The Bar Date for both the Telewest Scheme and the Jersey Scheme will be 5.00 p.m. (London time) on the day after the Effective Date. Scheme Creditors with Ancillary Claims must notify Telewest or Telewest Jersey, as appropriate, of their Ancillary Claims prior to the Bar Date or their Ancillary Claims will be compromised without any entitlement to receive any consideration whatsoever in respect of such Ancillary Claims.

(7)	This date is indicative only. Commencement of trading on Nasdaq is expected to take place on the Business Day following the Bar Date (or as soon as practicable thereafter).

Voting and Claiming Mechanics

The following diagram is a summary of the steps that Scheme Creditors and Bondholders should take in order to vote on the Schemes and to claim their Share Entitlements. It is qualified in its entirety by the more detailed information contained in Part III of this document.

*	If your Scheme Claim is partially of this type and partially of another type, you should follow each outlined procedure in respect of the applicable element of your Scheme Claim.

The following diagram illustrates the relationship between certain persons with interests in Notes:

PART I: LETTER FROM THE CHAIRMAN OF TELEWEST AND TELEWEST JERSEY

Telewest Finance (Jersey) Limited	Telewest Communications plc
Whiteley Chambers	Export House
Don Street	Cawsey Way
St Helier	Woking
Jersey JE4 9WG	Surrey GU21 6QX
Channel Islands

(Registered no. 77278)	(Registered no. 2983307)

••2004

Dear Bondholders and Scheme Creditors

1.    Introduction

I am writing to give you notice of Meetings of the Scheme Creditors of Telewest and Telewest Jersey which are anticipated to be held at [11.00 a.m.] and [10.00 a.m.] respectively (UK time) on [1 June 2004], at The Lincoln Centre, 18 Lincoln’s Inn Fields, London, WC2A 3ED. I want to set out the reasons for, and the background to, the Meetings and to urge you to vote in favour of the Schemes.

As you likely know, the Directors, the Jersey Directors and their advisers have been exploring ways to secure the Group’s financial position and future. We have now come to a decision that a restructuring of Telewest’s and Telewest Jersey’s balance sheets is the right way forward and in the interests of all of Telewest’s and Telewest Jersey’s stakeholders. The Financial Restructuring will essentially be effected through the issuance of equity to Scheme Creditors, principally the Holders of the Company Notes and the Jersey Notes, in exchange for the Holders’ agreement to cancel the debt represented by those Notes. Significantly, we have now agreed the terms of this restructuring with key Bondholders and the major Telewest Shareholders and reached agreement, subject to conditions, with the Senior Lenders on the terms of an amendment of the Senior Secured Credit Facility.

The terms of the Financial Restructuring are complex and we have summarised the key points in this letter. We urge you, however, to read this entire document with care, since it contains a great deal of important information.

In this document we use many defined terms, which have initial capital letters, such as “Financial Restructuring”. A list of these definitions can be found in Part XVI of this document. This document also contains extracts from New Telewest’s Registration Statement. These extracts, which are clearly highlighted, have been inserted without amendment, and therefore in some instances do not use the defined terms contained elsewhere in this document. However, we believe the meaning of those extracts is clear. Copies of the Registration Statement are available from Telewest or can be accessed on the SEC website at www.sec.gov.

This letter is addressed to Bondholders and Scheme Creditors because generally Bondholders do not become Scheme Creditors in respect of their claims for principal and interest due under the Notes unless and until they have become Definitive Holders by following the steps set out in Part III of this document.

2.    Reasons for the Financial Restructuring

In common with other cable, telecom and media companies, the Group has borrowed large amounts of money to finance the growth of its business. This money was used principally to finance the construction of its national network and the acquisition of smaller cable companies during the period of consolidation in the UK cable industry. Despite the growth of the Group’s business, it is the clear view of the Board and the Jersey Directors and their advisers that the Group’s current level of debt is not now sustainable. A significant factor in this view has been the very marked change in stock market valuations of telecom and media companies in general, and Telewest in particular, and Telewest’s resulting inability to access capital markets in order to refinance its existing debt as it falls due. As a result, it is now necessary for Telewest and Telewest Jersey to undertake the Financial Restructuring on the terms described in this document.

It is now evident to the Board, the Jersey Directors and their advisers that, if a financial restructuring is not completed, Telewest is likely to need to petition for some sort of insolvency procedure. If Telewest enters into administration or any other insolvency procedure, given its financial position and the fact that the Group’s banking syndicate would have first claim on substantially all of Telewest’s assets, in such circumstances the proceeds available to Telewest Scheme Creditors (and indirectly to the Jersey Scheme Creditors) could be reduced to a level considerably less than the value of the New Shares they would receive under the Schemes.

It is equally clear that to be successful any financial restructuring must have the support of the Senior Lenders under the Senior Secured Credit Facility Agreement and the Bondholders, including the Bondholder Committee and W.R. Huff (a substantial Bondholder). The Board, the Jersey Directors and their advisers have therefore worked to develop proposals that would secure their support.

We have now secured the support of Scheme Creditors and Bondholders who hold, or have the right to vote, between them, over • per cent. of the Telewest Known Scheme Claims, and over • per cent. of the Jersey Known Scheme Claims, and it is the view of the Board and the Jersey Directors that, if the Financial Restructuring is not achieved on the terms set out in this document, Telewest and Telewest Jersey may become subject to an insolvent liquidation or other insolvency procedure.

3.    Background to the Financial Restructuring

On 30 September 2002, following extensive negotiations, a preliminary non-binding agreement with the Bondholder Committee was announced. On 9 June 2003, we further announced that we had been notified by the Bondholder Committee that in order to obtain the support of certain other Bondholders, the Bondholder Committee was requesting changes to the economic and other terms of the preliminary non-binding agreement. Following further discussions with stakeholders, on 12 September 2003, a term sheet relating to the Financial Restructuring was signed by Telewest, Telewest Jersey, the Bondholder Committee, W.R. Huff, Liberty Media and IDT. On •• 2004 a commitment letter relating to the Amended Senior Secured Credit Facility was signed by Telewest, TCN, New Telewest, Telewest UK and the Senior Lenders.

4.    Principal Elements of the Financial Restructuring

The principal elements of Telewest and Telewest Jersey’s proposed Financial Restructuring are:

•	Telewest Global, Inc., a company incorporated in Delaware, will become the new holding company for the businesses that currently constitute the Group. This company is referred to in this document as New Telewest;

•	subject to the passing of the Resolution by Telewest Shareholders, substantially all of the assets of Telewest will be transferred to Telewest UK Limited, referred to as Telewest UK, a wholly owned English subsidiary of New Telewest. Telewest UK will assume substantially all of the liabilities of Telewest and Telewest Jersey that have not been compromised as a result of the Financial Restructuring, and New Telewest will issue shares of common stock to the Escrow Agent for distribution in accordance with the Schemes. These shares are referred to in this document as the New Shares;

•	following both the Telewest Scheme and the Jersey Scheme becoming effective, Scheme Creditors, consisting primarily of holders of the Notes, will receive 98.5 per cent. of the New Shares referred to above, and eligible Telewest Shareholders will receive the remaining 1.5 per cent. of the New Shares; and

•

Telewest and its wholly owned subsidiary, TCN, which is the borrower under the Senior Secured Credit Facility Agreement, New Telewest and Telewest UK, have signed a commitment letter with the Senior Lenders. The commitment letter provides that, subject to the satisfaction of certain conditions and subject to certain termination rights, the Amended Senior Secured Credit Facility Agreement will come into effect and replace the Senior Secured Credit Facility Agreement. In view of the short-term nature of the Amended Senior Secured Credit Facility, most of which will mature on 31 December 2005, the Company considers it appropriate to plan for the refinancing of that debt in the near term.

Such a refinancing might involve putting in place an Alternative Financing on or before the Effective Date instead of the Amended Senior Secured Credit Facility. Further details of the Amended Senior Secured Credit Facility Agreement are set out in paragraph 6 of Part II of this document. Further details of an Alternative Financing are set out in paragraph 7 of Part II of this document.

Following the completion of the Financial Restructuring, Telewest’s assets will consist of an indemnity granted by Telewest UK, the outstanding shares of Telewest Jersey and one share of New Telewest common stock. Telewest’s liabilities are expected to be covered by the above indemnity, other than certain liabilities which are to be covered by a cash amount to be held on trust by Telewest (as described in more detail below in paragraph 4 of Part II of this document). Telewest will also no longer have any relationship with the restructured business and, subject to shareholder approval, is expected to be put into solvent liquidation. Until the liquidation is completed, Telewest Shareholders will continue to hold their Telewest Shares, although following the transfer of substantially all of Telewest’s assets to Telewest UK and completion of the Financial Restructuring, those shares will no longer trade on the London Stock Exchange and will have no value. Telewest Jersey is also expected to be put into solvent liquidation.

The New Shares are expected to trade on the Nasdaq National Market in the United States.

YOUR ATTENTION IS DRAWN TO CERTAIN RISKS ASSOCIATED WITH THE FINANCIAL RESTRUCTURING, WHICH ARE SET OUT IN PART IV OF THIS DOCUMENT.

5.    What you will receive under the Financial Restructuring

In the event that the Schemes become effective and that no Ancillary Claims notified to Telewest or Telewest Jersey on or before the Bar Date are subsequently agreed, it is anticipated that Scheme Creditors or their Nominated Recipients will receive the following in exchange for their Scheme Claims:

For each $1,000 due under the Company Notes	approximately • New Shares.

For each £1,000 due under the Company Notes	approximately • New Shares.

For each $1,000 due under the Jersey Notes	approximately • New Shares.

The amounts due under each of the Notes are determined by reference to the principal of, and interest or accreted value (as appropriate) due under the terms of, the relevant Note as at the Record Date.

A Scheme Creditor with a Notified Ancillary Scheme Claim which has been agreed, or otherwise determined in accordance with the relevant Scheme, will receive the same number of New Shares as a Known Scheme Creditor who has a Scheme Claim with the same Total Amount in that Scheme.

If the board of directors of New Telewest determines that the number of New Shares outstanding immediately after the Effective Date would be too large, such that the New Shares may trade at a price below the US$5 per share minimum required by the Nasdaq National Market, New Telewest may, by agreement with Telewest, reduce the total number of New Shares to be distributed pursuant to the Telewest Scheme, provided that the aggregate number of New Shares distributed to Scheme Creditors shall, at the Effective Date, represent 98.5 per cent. of the issued share capital of New Telewest.

Legal restrictions in certain jurisdictions other than the United Kingdom, the United States and the Republic of Ireland may prevent the distribution of New Shares or make that distribution unduly onerous. Scheme Creditors in those jurisdictions will receive the net proceeds of the sale of the New Shares to which they would otherwise be entitled. (Further details are set out in paragraph 6 of Part III of this document.)

6.    New Telewest, the New Shares and listings

New Telewest is incorporated in the state of Delaware in the United States and will therefore operate under a different legal regime than Telewest.

The New Shares to which Scheme Creditors will be entitled, if the Schemes become effective, will be common stock with a par value of $0.01 per share. Application has been made to include the New Shares for listing on the Nasdaq National Market. Subject to the Financial Restructuring taking place, it is expected that trading will commence on the Nasdaq National Market at 9.30 a.m. (prevailing Eastern time) on [19 July] 2004.

It is currently intended that Telewest will apply for cancellation of the listing of its shares on the Official List of the UK Listing Authority and the trading of its shares on the London Stock Exchange with effect from 4.30 p.m. (UK time) on [14 July 2004,] being the Business Day prior to the date on which the Telewest Scheme is currently expected to become effective. It is expected that dealings in Telewest Shares on the London Stock Exchange will cease at 4.30 p.m. (UK time) on [14 July 2004] and that ADRs will cease trading on the Nasdaq National Market at 4.30 p.m. (prevailing Eastern time) on the previous Business Day. The New Shares will not be listed on the Official List or traded on the London Stock Exchange.

7.    Management

Certain members of the Board have agreed to step down from the Board to allow the New Telewest board to lead the group going forward. As announced on 18 November 2003, Stanislas Yassukovich CBE resigned from the Board as a non-executive director. On 19 February 2004, Telewest announced that Charles Burdick had resigned as group managing director and as a director of Telewest and as a director, president and chief executive officer of New Telewest. Charles Burdick will be available as a consultant to Telewest until the completion of the Financial Restructuring, and has been succeeded by Barry Elson, who was appointed acting chief executive officer of Telewest and president and acting chief executive officer of New Telewest. Anthony Rice and Denise Kingsmill CBE, two non-executive directors, have proffered their resignations conditional upon the mailing of this document to the Scheme Creditors and Bondholders and the mailing of the shareholders’ circular and prospectus to Telewest Shareholders.

The Board during the remaining stages of the Financial Restructuring will be comprised of Stephen Cook and myself. Mr Cook has agreed to tender his resignation from the Board upon the completion of the Financial Restructuring, but will continue as vice president, group strategy director and general counsel of New Telewest. I have agreed to continue as a director and chairman of Telewest after the Financial Restructuring is completed in order to permit an orderly liquidation of Telewest. In addition, I have agreed to serve as chairman of the board of New Telewest to provide further management continuity for the reorganised business.

8.    The Telewest Scheme and the Jersey Scheme

The Financial Restructuring is proposed to be effected by a scheme of arrangement of Telewest under the laws of England and Wales (the Telewest Scheme) and two schemes of arrangement of Telewest Jersey, one under the laws of England and Wales and one under the laws of Jersey (together the Jersey Scheme). The Schemes are formal processes under which Telewest and Telewest Jersey will be released from claims of certain creditors (principally current holders of the Notes and former holders of the Notes in respect of any Ancillary Claims that may exist) in return for the distribution of the New Shares. The Scheme Creditors will be entitled to receive, in aggregate, 98.5 per cent. of New Telewest’s issued share capital immediately following the Telewest Scheme becoming effective.

The Telewest Scheme will involve: (i) all Holders of the Company Notes; (ii) all Holders of the Jersey Notes (in their capacity as beneficiaries of the guarantee granted by Telewest in respect of the Jersey Notes); (iii) Telewest Jersey (as creditor under the Jersey Intercompany Debt); and (iv) any other Telewest Scheme Creditors with Telewest Scheme Claims arising in connection with the Notes, the Indentures, the Jersey Guarantee Liability or the Jersey Intercompany Debt, i.e., a Telewest Scheme Creditor with a Telewest Ancillary Claim.

The Jersey Scheme will involve: (i) all Holders of the Jersey Notes; and (ii) any other Jersey Scheme Creditors with Jersey Scheme Claims arising in connection with the Jersey Notes, the Jersey Indenture, the Jersey Guarantee Liability or the Jersey Intercompany Debt, i.e., a Jersey Scheme Creditor with a Jersey Ancillary Claim.

Scheme Creditors with Ancillary Claims must duly notify Telewest or Telewest Jersey (or the Escrow Agent by submitting a duly completed Claim Form) as appropriate, of their Ancillary Claims before the Bar Date in order to obtain an entitlement to receive New Shares in the event that their Ancillary Claim is subsequently agreed. In the event that Scheme Creditors with Ancillary Claims do not duly notify the relevant company (or the Escrow Agent) prior to the Bar Date, their Ancillary Claims will be compromised but they will not be entitled to receive any consideration whatsoever in respect of such Ancillary Claims.

The Telewest Scheme also provides for New Shares, representing 1.5 per cent. of New Telewest’s issued share capital immediately following the Telewest Scheme becoming effective, to be distributed to eligible Telewest Shareholders.

The Telewest Scheme is, in practice, conditional upon the Jersey Scheme becoming effective and the Jersey Scheme is conditional upon the Telewest Scheme becoming effective.

Each Scheme must be approved by a majority in number representing at least 75 per cent. in value of the Scheme Creditors of the appropriate company present and voting either in person or by proxy before it can become effective. It is anticipated that a meeting of the Telewest Scheme Creditors will take place at [11.00 a.m.] on [1 June 2004] and a meeting of the Jersey Scheme Creditors will take place at [10.00 a.m.] on [1 June 2004] or, in both cases, such later date (being not later than 15 June 2004) as the board of Telewest or Telewest Jersey (as appropriate) may decide. If approved, each Scheme will take effect once it has received the relevant court sanction and, subject to the conditions set out below, the orders sanctioning the Schemes have been delivered to the relevant registrars of companies.

Telewest will not take the necessary steps to make the Telewest Scheme effective until, among other things, the Resolution has been passed, the Amended Senior Secured Credit Facility Agreement or an Alternative Financing has been entered into and become unconditional (except for conditions that can only be satisfied once the Telewest Scheme becomes effective), Liberty Media has terminated the Relationship Agreement, the Jersey Scheme has been sanctioned, the New Shares have been authorised for quotation on the Nasdaq National Market, subject to notice of issuance, an order from the US Bankruptcy Court has been obtained, and any proceedings under Chapter 11 of the US Bankruptcy Code in respect of Telewest (if any proceedings have been commenced) have been completed.

The need to obtain an order from the US Bankruptcy Court and the completion of any proceedings under Chapter 11 of the US Bankruptcy Code may be waived by a majority of the Bondholders (by Principal Amount).

It is expected that if the Telewest Scheme and the Jersey Scheme have not become effective by the later of •• 2004 or 60 days after the date of any vote by Scheme Creditors to approve the Schemes, subject to that vote occurring on or before •• 2004, then both the Telewest Scheme and the Jersey Scheme will be withdrawn.

9.    Support for the Financial Restructuring

Telewest and Telewest Jersey have entered into voting agreements with certain of the Bondholders and Scheme Creditors pursuant to which those Bondholders and Scheme Creditors have agreed to vote in favour of the Financial Restructuring. Telewest and Telewest Jersey have also entered into a similar voting agreement with Liberty Media. Together, these agreements represent commitments to vote in favour of the Financial Restructuring from persons that hold, or have the right to vote, over • per cent. of the aggregate amount of the Telewest Known Scheme Claims and over • per cent. of the aggregate amount of the Jersey Known Scheme Claims.

Liberty Media also beneficially owns over 25 per cent. of Telewest’s issued share capital. IDT beneficially owns over 23 per cent. of Telewest’s issued share capital. On •• 2004, IDT and Liberty Media entered into voting agreements pursuant to which they have agreed to vote the Telewest Shares they hold in favour of the Resolution at the First EGM. Liberty Media has also consented to various aspects of the Financial Restructuring as required under the Relationship Agreement and to terminate the Relationship Agreement (conditional upon the Effective Date).

Further details of these voting agreements, including various conditions and termination rights, are set out in paragraphs 3 to 5 of Part XV of this document.

10.    The Resolution and Transfer Agreement

The First EGM is being called for the purpose of proposing an ordinary resolution to approve, as required by the Listing Rules of the UK Listing Authority, the transfer by Telewest of substantially all of its assets on the terms and conditions set out in the Transfer Agreement among Telewest, New Telewest and Telewest UK. Approval of the Transfer Agreement is a condition of the Financial Restructuring and, accordingly, the Financial Restructuring will not be completed as contemplated in this document unless the Shareholders approve the Resolution.

The Transfer Agreement provides that substantially all of the assets of Telewest (including Telewest’s shares in TCN and its other operating companies, but excluding the shares in Telewest Jersey and one share of New Telewest common stock) will be transferred to Telewest UK. In consideration for the transfer, Telewest UK will assume responsibility for the satisfaction of all of the debts, obligations and liabilities of Telewest, except for those debts, obligations and liabilities compromised in the Scheme, certain expenses arising as a result of the Financial Restructuring and such debts and liabilities as are paid out of the cash amount held on trust as described below. Telewest UK will also allot and issue 99 shares to New Telewest. Conditional on the Telewest Scheme becoming effective, it is anticipated that New Telewest will issue 245,000,000 shares to the Escrow Agent for distribution in accordance with the terms of the Schemes. Eligible Shareholders will be entitled to receive 1.5 per cent. of the shares of New Telewest common stock and Bondholders and certain other Scheme Creditors will receive the remaining 98.5 per cent. of the shares of New Telewest common stock.

The Transfer Agreement further provides that Telewest will retain all cash held by Telewest immediately before the completion of the Transfer Agreement. This retained cash will be held on trust and used to satisfy debts and liabilities of Telewest and Telewest Jersey that have not been compromised in the Financial Restructuring. These debts and liabilities will include (i) the fees and expenses of the liquidators of Telewest and Telewest Jersey; (ii) costs and expenses incurred in connection with the implementation of the Financial Restructuring, including advisers’ fees; and (iii) any other debts and liabilities of Telewest or Telewest Jersey, as appropriate. Any surplus not used for such payments will be transferred to Telewest UK, together with any accrued interest, for transfer to TCN.

For the year ended 31 December 2003, Telewest recorded a net loss of approximately £183 million, and had a shareholder deficit on that date of approximately £2.6 billion, attributable to the assets to be transferred under the Transfer Agreement.

Further details of the Transfer Agreement are set out in paragraph 4 of Part II of this document.

Further details of the First EGM are set out in paragraph 8 of Part II of this document.

11.    The proposed liquidation of Telewest and Telewest Jersey

If Telewest’s proposed Financial Restructuring is completed as expected, Telewest will no longer have any assets of, or relationship to, the restructured business and it is expected that Telewest will be put into solvent liquidation by the Telewest Shareholders. Telewest Shareholders will not receive any distribution under the proposed members’ voluntary liquidation of Telewest since Telewest will have no assets other than the shares of Telewest Jersey (which itself will have no assets) and one share of New Telewest common stock.

It is also expected that Telewest, as Telewest Jersey’s sole shareholder, will place Telewest Jersey into solvent liquidation.

It is expected that the solvent liquidations of Telewest and Telewest Jersey will commence as soon as practicable after the Telewest Scheme and the Jersey Scheme become effective.

12.    Taxation

A number of US and UK tax considerations for Scheme Creditors and Bondholders in relation to the Financial Restructuring are set forth in Part XIV of this document. The comments are of a general, non-exhaustive nature and are included for information purposes only and are not intended to be legal or tax advice. You should therefore consult your own tax advisers with respect to possible tax consequences of receiving New Shares.

13.    Other matters

As mentioned earlier, you are urged to read this document which contains detailed information on New Telewest, risks to be considered, and business and financial information in relation to Telewest and New Telewest.

14.    Action to be taken by you

(a) Actions	by Scheme Creditors and Bondholders

Except for the Eurobell Notes, each of the Notes is currently held in global form by the Bank of New York as Depositary, and each Bondholder has a beneficial interest in those global notes. Because the Bank of New York is the registered owner of each of the global notes, under English and Jersey law no Bondholder will be a “Scheme Creditor” in respect of Known Scheme Claims under their Notes unless they are issued a definitive registered certificate in respect of their Notes. Once such a definitive registered certificate is issued, the Bondholder becomes a Scheme Creditor. That is why, in this Explanatory Statement, we often refer to “Scheme Creditors and Bondholders.”

If the Financial Restructuring is completed, all Bondholders will be entitled to receive New Shares in respect of their Known Scheme Claims whether or not they have been issued with a definitive registered certificate. However, no Bondholder that holds Notes through DTC, Euroclear, Clearstream or any other Clearing System will have the right to vote at the relevant Meeting unless it follows the procedure outlined in Part III of this document so that a definitive registered certificate can be issued in its name.

(b) How	to vote on the Financial Restructuring

Scheme Creditors (including Bondholders once they become Scheme Creditors) are invited, and are entitled, to attend and vote at the appropriate Meeting on [1 June] 2004, either in person or by proxy. In order to do so, Scheme Creditors and Bondholders, as appropriate, must complete and arrange for the return of the relevant Form of Proxy accompanying this document to the Agent in accordance with the procedures described in Part III of this document in sufficient time for the Agent to have received the relevant information by no later than 7.00 p.m. (prevailing Eastern Time) in New York on [27 May] 2004.

Bondholders that hold Notes through DTC, Euroclear, Clearstream or any other Clearing System will not be entitled to vote in the relevant Schemes unless they follow the procedure outlined in Part III of this document for the issue of definitive registered certificates into their names and they therefore become a Scheme Creditor under English and Jersey law.

Further details of the action to be taken by Bondholders and Scheme Creditors are set out in Part III of this document. Questions in relation to completion of the Forms of Proxy should be addressed to Innisfree M&A Incorporated, who can be contacted on the following telephone numbers during New York business hours:

Toll free from the US – 877 750 2689

Toll free from the UK – 0800 917 2009

From outside the US or the UK – + 1 412 209 1704

(c) Making	your Scheme Claim

Bondholders holding Notes through one of the Clearing Systems do not need to complete a Claim Form or take any other action in respect of Known Scheme Claims. To enable Telewest and Telewest Jersey to be in a position to agree any other Scheme Claim (if appropriate), Scheme Creditors must complete and return a Claim Form to the Escrow Agent in accordance with the procedures described in Part III of this document. Questions in relation to completion of a Claim Form should be addressed to The Bank of New York, which can be contacted on + 44 20 7964 5977 (during London business hours).

15.    Consequences of the Financial Restructuring not being implemented

(a)    Telewest

Whilst the Financial Restructuring is underway, the High Court is unlikely to make a winding-up order or enforce a judgment obtained by a creditor of Telewest. If the Telewest Scheme or the Jersey Scheme are not

approved by the Scheme Creditors at the Meetings, or if the High Court or the Jersey Court, as applicable, do not sanction the Schemes, or if the Resolution is not passed by the Telewest Shareholders at the First Extraordinary General Meeting or if any of the other conditions to the Schemes are not met:

•	creditors may seek to advance their individual interests by obtaining and enforcing judgments or by presenting or proceeding with a petition to wind up Telewest;

•	the Senior Lenders may seek to enforce their security by appointing an administrative receiver of TCN or its subsidiaries or a receiver in respect of the TCN shares held by Telewest and any loans due from TCN or its subsidiaries to Telewest; and

•	unless the Board were able to satisfy themselves within a short period of time that an alternative financial restructuring would likely be successful or, if shareholder approval is not forthcoming, that the Financial Restructuring could be properly implemented in any case, the Directors are likely to have little alternative but to petition for insolvent liquidation in respect of Telewest or to take steps to put Telewest into administration in order to protect Telewest’s assets for the benefit of Telewest’s creditors as a whole. An administrator is only likely to be appointed by the High Court if it can be demonstrated that an administration is likely to achieve a better result for creditors, taken as a whole, than an insolvent liquidation. If an administrator is appointed (and to the extent that it is permitted by the High Court), it is likely to try to sell Telewest’s shares in TCN. A liquidator of Telewest, if appointed, would be likely to close down the operations of Telewest and realise its assets.

An orderly realisation by an administrator or liquidator of Telewest of Telewest’s assets, the majority of which are subject to security in favour of the Senior Lenders, would require the cooperation of the Senior Lenders. The Directors believe that cooperation of the Senior Lenders would depend on:

•	whether the Senior Lenders considered that their security was in jeopardy (i.e., that there was a prospect that the value of the secured assets might not be sufficient for them to recover amounts owed to them);

•	whether they considered that their position was improving or deteriorating over time; and

•	whether they believed that the administrator was likely to achieve a better or worse realisation for the Senior Lenders than an administrative receiver whose primary responsibility was to them.

The Board believes that any orderly realisation of Telewest’s assets by an administrator or liquidator of Telewest, or an orderly realisation by an administrative receiver or a receiver appointed by the Senior Lenders over their security, is likely to consist principally of a disposal of TCN as a going concern. However, an administrator of Telewest, or an administrative receiver or receiver appointed by the Senior Lenders, may conclude that a better price could be obtained for TCN by continuing to operate for a period of time prior to seeking a disposal. In those circumstances, any recovery by Telewest’s creditors would be significantly delayed.

The value realised for creditors through a disposal of TCN as a going concern is likely to be significantly less than the fundamental value of TCN as a going concern outside an insolvency process, due to:

•	the uncertainty that would surround such a disposal;

•	the likely adverse impact that the insolvency process would have on the willingness of Telewest’s customers and suppliers to continue to support Telewest;

•	the distressed nature of such a disposal; and

•	the additional transaction and administrative costs.

Telewest, as an unsecured creditor of TCN, would only receive proceeds from a sale of the business of TCN as a going concern to the extent that a subsequent liquidator of TCN pays a dividend to creditors. That dividend would only be paid to the extent that there is a surplus after the claims of the Senior Lenders and all the other liabilities of TCN that rank in priority to its unsecured creditors (which would include the fees and expenses of the administrative receiver and liquidator of TCN and any other preferential or secured claims) had been settled in full. As an unsecured creditor of TCN, Telewest’s claim in respect of loans owed by TCN to Telewest would rank pari passu with all other unsecured creditors of TCN. These loans have been secured in favour of the Senior Lenders.

The ultimate return to Telewest’s creditors would be determined by a series of complex circumstances relevant at the time of the insolvency. There may be unforeseen events, changes in economic conditions, and other potential variations that could impact upon and affect the return to creditors.

Given the above analysis, if the Telewest Scheme is not approved or any other condition to the completion of the Financial Restructuring is not satisfied, this will increase the uncertainty as to the value of any proceeds available to Telewest Scheme Creditors. In certain circumstances, enforcement of the Senior Lenders’ security could significantly reduce the proceeds available to Telewest Scheme Creditors to a level considerably less than the value of the New Shares they would receive under the Telewest Scheme.

(b)    Telewest Jersey

The Jersey Scheme is conditional, inter alia, upon the Telewest Scheme becoming effective, as the New Shares to be transferred to Jersey Scheme Creditors under the Jersey Scheme cannot become available for distribution unless and until the Telewest Scheme has become effective. Therefore, if the Telewest Scheme does not become effective, the Jersey Scheme will also fail and Telewest Jersey will be in the same position in respect of the Jersey Intercompany Debt as other Telewest Scheme Creditors as described above.

In désastre proceedings, or an insolvent liquidation of Telewest Jersey under either Jersey or English law, the Jersey Directors believe that the proceeds available to Jersey Scheme Creditors from any dividend received by Telewest Jersey following the administration or liquidation of Telewest would be less than the return to Jersey Scheme Creditors if the Jersey Scheme becomes effective. In addition to the potential reduction in value described above, the costs of the désastre proceedings or the insolvent liquidation would rank in priority to the Jersey Scheme Creditors.

Given the above analysis, the Jersey Directors believe it is likely that the proceeds available to Jersey Scheme Creditors if the Jersey Scheme does not become effective would be less than the value of the New Shares they would receive under the Jersey Scheme.

16.    Directors’ recommendations

The terms of the Financial Restructuring are complex and you are urged to read this document with care, since it contains a great deal of important information. If you are in any doubt as to the action you should take, you are recommended immediately to seek your own personal financial advice from your stockbroker, bank manager, solicitor or other independent financial adviser duly authorised under the FSMA if you are in the United Kingdom or, if not, seek advice from another appropriately authorised independent financial adviser.

The Directors consider that the Financial Restructuring is in the best interests of Telewest and its stakeholders taken as a whole and therefore unanimously recommend that Telewest Scheme Creditors vote in favour of the Telewest Scheme at the Telewest Meeting. The Jersey Directors consider that the Financial Restructuring is in the best interests of Telewest Jersey and its stakeholders taken as a whole and therefore unanimously recommend that Jersey Scheme Creditors vote in favour of the Jersey Scheme at the Jersey Meeting.

Yours faithfully

Cob Stenham

Chairman

Telewest Communications plc

Telewest Finance (Jersey) Limited

PART II: THE FINANCIAL RESTRUCTURING

1.    Overview of the Financial Restructuring

The Financial Restructuring will be effected through:

(a)	the incorporation of New Telewest and Telewest UK (companies which are wholly owned subsidiaries of Telewest and New Telewest respectively, but which will become the new holding companies of the Group following the Financial Restructuring);

(b)	the Transfer Agreement, which transfers substantially all of Telewest’s assets to Telewest UK in consideration for the assumption by Telewest UK of substantially all of Telewest’s liabilities following the Effective Date, the issue to New Telewest of shares in Telewest UK and the issue of the New Shares to the Escrow Agent by New Telewest conditional upon the Effective Date to be held in accordance with the terms of the Escrow Agent Agreement;

(c)	the Telewest Scheme, under which Telewest, acting through the Escrow Agent, will transfer 98.5 per cent. of the New Shares to the Telewest Scheme Creditors and 1.5 per cent. of the New Shares to Telewest Shareholders on the register at the close of business on the last day of dealings in Telewest Shares on the London Stock Exchange before the Effective Date;

(d)	the Jersey Scheme;

(e)	the Amended Senior Secured Credit Facility or an Alternative Financing; and

(f)	the First Extraordinary General Meeting at which the Resolution will be proposed.

The New Shares will be quoted for trading on Nasdaq. New Telewest will not be listed on the London Stock Exchange.

Following the Effective Date, it is intended that Telewest and Telewest Jersey will commence solvent liquidations.

Telewest intends either to pay in full its trade creditors and its creditors under finance leases or to have its payment obligations novated to a subsidiary of New Telewest, which will assume Telewest’s payment obligations. Telewest has also reached compromises with certain creditors outside the Telewest Scheme.

The various steps of the Financial Restructuring are explained in more detail below.

2.    Background to, and reasons for, the Financial Restructuring

Since Telewest’s flotation in 1994, the Group has incurred substantial operating and net losses and has incurred substantial borrowings principally to fund the capital costs of the Group’s network construction and operations and the acquisition of UK cable assets. Telewest incurred these substantial borrowings during a period when the UK cable industry, which has a considerably shorter history than its US counterpart, was being established. Borrowings generally reflected expectations for growth that were based on subscription levels experienced by US cable companies during similar stages of their development, the anticipated impact of regulatory and technological changes in the UK which permitted Telewest to offer telephony and internet services in addition to cable television, and a belief that Telewest would be able to refinance existing debt as it matured. Penetration rates for services offered by Telewest and other UK cable companies have, however, not equalled penetration rates achieved in the US and revenues from those services have in aggregate been considerably lower than expected. In addition, in the first half of 2002, a series of circumstances, including the well-publicised downturn in the telecommunications, media and technology sector, increasingly tight capital markets, and the downgrading of Telewest’s corporate credit ratings in March and April 2002, severely limited the Group’s access to financing and consequently impaired the Group’s ability to service its debt and refinance its existing debt obligations.

Subsequently, as a result of defaults under the Notes, including the non-payment of interest on the Notes and the non-payment of principal due under certain Notes on 1 November 2003, and resulting cross-defaults under the Senior Secured Credit Facility Agreement:

•	Telewest’s obligations under the Senior Secured Credit Facility and the Notes are capable of being accelerated;

•	TCN is no longer able to drawdown funds under the Senior Secured Credit Facility Agreement;

•	the Senior Lenders are entitled to enforce their security under the Senior Secured Credit Facility Agreement; and

•	the obligations of each of Telewest and its subsidiary, TCN, under certain lease and finance arrangements and commercial contracts material to the business operations of Telewest are capable of being terminated by the relevant counterparties.

While the Financial Restructuring is in process, the High Court is unlikely to make a winding-up order or enforce a judgment obtained by a creditor of Telewest. However, if the Financial Restructuring is not completed and the Directors and the Jersey Directors are not able to satisfy themselves within a short period that an alternative financial restructuring would be successful, the Directors and the Jersey Directors are likely to have little alternative but to petition for some form of insolvency proceeding for Telewest and/or Telewest Jersey in order to protect their assets for the benefit of all of their creditors. This is likely to consist of either administration or insolvent liquidation.

Neither Telewest nor New Telewest can give assurances, even if the Financial Restructuring is successfully completed, that the New Telewest business will be successful in the future. For example, if New Telewest’s results of operations in future periods fall short of current expectations, New Telewest may go into default under the terms of the Amended Senior Secured Credit Facility or any Alternative Financing and may fail to secure financing to enable it to repay amounts owing under that facility. Even if New Telewest remains in compliance, the Amended Senior Secured Credit Facility will mature on 31 December 2005. New Telewest does not expect to be able to generate sufficient free cash flow to be able to repay that facility at maturity and will therefore need to refinance a substantial portion of the Amended Senior Secured Credit Facility prior to 31 December 2005. It is possible that such a refinancing could take place in conjunction with the Financial Restructuring—see paragraph 7 of Part II of this document —“Possible Alternative Financing”. There is no assurance that any refinancing could be effected on a timely basis or on satisfactory terms, although New Telewest’s ability to refinance its debt will be significantly enhanced by the significant reduction in outstanding debt effected by the Financial Restructuring. Please see Part IV of this document (“Risk Factors”) for a more detailed discussion of the principal risks and contingencies to which the business of New Telewest will be subject. Nevertheless, the Directors and the Jersey Directors are of the opinion that the transfer of substantially all of Telewest’s assets in accordance with the terms of the Transfer Agreement, in the context of the Financial Restructuring, is in the best interests of Telewest, Telewest Jersey and their stakeholders taken as a whole.

In response to these developments, Telewest began exploring a number of options to address its funding requirements, including hiring Citigroup in April 2002 to advise it on strategic options and commencing discussions with the Bondholder Committee and the Senior Lenders. Since April 2002, events surrounding Telewest’s response to these developments have proceeded as follows:

•	On 11 June 2002, Telewest announced that it was exploring all options to address Telewest’s funding requirements. During this period Telewest explored the feasibility of various alternatives to the Financial Restructuring, including public and private sales of equity, asset sales and other means of refinancing Telewest’s outstanding indebtedness.

•	On 12 June 2002, Liberty Media, one of Telewest’s current major shareholders, announced a tender offer for certain of Telewest’s publicly traded Notes. At that time, Liberty Media disclosed that it beneficially owned approximately $194.0 million of dollar denominated notes and £45.0 million of sterling denominated notes, representing approximately 4.9 per cent. of the aggregate principal amount of Telewest’s outstanding dollar denominated Company Notes and approximately 4.1 per cent. of the aggregate principal amount of Telewest’s outstanding sterling denominated Company Notes. Liberty Media announced that upon completion of the tender offer it intended to “propose to the company’s board of directors a restructuring plan.” Certain Bondholders, including members of the Bondholder Committee and W.R. Huff, opposed the tender offer and initiated litigation seeking to enjoin it. These Bondholders’ claims also raised claims concerning Liberty Media’s access to non-public information in connection with the tender offer by virtue of being a major shareholder of Telewest with three non-executive directors on the Board. Telewest, the Directors and certain former directors of Telewest were subsequently joined into this action on 12 June 2003. This action has been stayed pending completion of the Financial Restructuring. Additional information in relation to the tender offer litigation can be found in the paragraph headed “Eximius Litigation” in Part IX of this document. The litigation has been stayed pending completion of the Financial Restructuring.

•	On 27 June 2002, Liberty Media announced that it was extending its tender offer and that it had purchased an additional $210 million of the aggregate principal amount of the Notes outside of the tender offer process.

•

On 4 July 2002, Telewest announced in a letter to Telewest Shareholders that, subject to obtaining the necessary waivers and consents from the Senior Lenders, it was proposing to enter into discussions relating to a possible restructuring of its balance sheet with the Bondholder Committee and with Liberty Media. The Bondholder Committee initially consisted of the following institutions: Angelo Gordon & Co. L.P., Capital Research & Management Co., Continental Casualty Company, Fidelity Management & Research Co., Goldentree Asset Management, LP, Oaktree Capital Management LLC and OZ Management LLC. Over the restructuring process, the membership of the Bondholder Committee has changed. In March 2003, Franklin Mutual Advisors, LLC joined the Bondholder Committee. Capital Research & Management Co. resigned by a letter dated 11 September 2003 after being an inactive member of the Bondholder Committee for a period of time. Continental Casualty Company sold its Notes and resigned from the Bondholder Committee in October 2003. Currently the Bondholder Committee consists of six members: Angelo Gordon & Co. L.P., Franklin Mutual Advisors, LLC, Fidelity Management & Research Co., Goldentree Asset Management, LP, Oaktree Capital Management LLC and OZ Management LLC.

•	On 17 July 2002, Liberty Media, citing a decline in the US and UK securities markets and its own share price, terminated its tender offer for certain of Telewest’s publicly traded Notes. On the same day, Liberty Media announced that it had informed Telewest that it was withdrawing its three non-executive directors from the Board. Liberty Media has the right to nominate up to three representatives to the Board under corporate shareholder arrangements with Telewest. Liberty Media indicated that the decision was taken to “eliminate any potential conflict of interest or appearance of conflict of interest in any upcoming restructuring discussions.”

•	On 24 July 2002, legal and financial due diligence by the Bondholder Committee began.

•	On 21 August 2002, Telewest reached an agreement with its Senior Lenders as to the terms on which it was permitted to enter restructuring discussions with its other stakeholders.

•	On 6 September 2002, Telewest made a restructuring proposal to the Bondholder Committee.

•	On 30 September 2002, following extensive negotiations with some of Telewest’s principal stakeholders, a preliminary non-binding agreement with the Bondholder Committee was announced. The principal terms of this non-binding preliminary agreement were the cancellation of all Notes in exchange for shares representing 97 per cent. of Telewest’s issued share capital. The Senior Secured Credit Facility, Telewest’s vendor financing, trade debt and other obligations of TCN, Telewest’s principal operating subsidiary, and its subsidiaries would have remained outstanding.

•	On 1 October 2002, Telewest failed to pay a sum of approximately £10.5 million due to Crédit Agricole Indosuez on the maturity of a foreign currency swap contract to which Crédit Agricole Indosuez is the counterparty. The failure to pay this amount resulted in a technical default under Telewest’s outstanding debt securities, and resulted in a cross-default under the Senior Secured Credit Facility and all of the Notes. On 29 October, Crédit Agricole Indosuez presented a winding-up petition in respect of Telewest following its non-payment. See the paragraph headed “Foreign Exchange Contracts Dispute” in Part IX of this document for additional information.

•	Following the preliminary non-binding agreement announced on 30 September 2002, and in consultation with the Bondholder Committee, Telewest did not pay the interest due on 1 October 2002 on certain of the Company Notes. Subsequently, on 1 November 2002, 1 February 2003, 19 February 2003, 1 April 2003, 1 May 2003, 1 August 2003, 19 August 2003, 1 October 2003, 1 November 2003, 9 January 2004, 1 February 2004, 19 February 2004 and 1 April 2004 Telewest did not pay interest on additional outstanding Company Notes as it fell due and did not pay the principal amount of the Eurobell Notes due on 1 November 2003. Additionally, Telewest Jersey did not pay interest due on 7 January 2003, 7 July 2003 and 7 January 2004 under the Jersey Notes. Telewest also deferred the settlement of the Derivative Agreements, pending completion of the Financial Restructuring.

•	On 15 January 2003, Telewest announced that it had reached a non-binding agreement with respect to the terms of the Amended Senior Secured Credit Facility with both the Bondholder Committee and a steering committee of its Senior Lenders. As of that date, the terms of the Amended Senior Secured Credit Facility had received credit committee approval, subject to documentation and other issues, from all of the Senior Lenders, save for those banks which are also creditors by virtue of being counterparties to the Derivative Agreements.

•	On 14 March 2003, Telewest notified its Senior Lenders that, as a result of provisions made for a VAT judgment (see the paragraph headed “VAT Dispute” in Part IX of this document for further details) and fees incurred in respect of the Financial Restructuring, and the resulting impact of these provisions on Telewest’s net operating cash flow, it was in breach of two financial covenants under the Senior Secured Credit Facility Agreement during the three months ended 31 December 2002.

•	On 24 April 2003 and 12 May 2003, process was filed in the Supreme Court of the State of New York in relation to actions by Eximius, a fund advised by W.R. Huff, against, among others, Telewest and the Directors regarding defaults under certain of the Company Notes, breaches of fiduciary duty and other alleged wrongful conduct. On 24 October 2003, the action commenced on 24 April was dismissed without prejudice. The 12 May action has been stayed. The plaintiffs have agreed to the dismissal of the litigation with prejudice when the Financial Restructuring is completed. Additional information regarding the US litigation can be found in the paragraph headed “Eximius Litigation” in Part IX of this document.

•	In May 2003, Microsoft, which at the time owned approximately 23.56 per cent. of the Telewest Shares, sold its entire shareholding to IDT, resulting in IDT beneficially owning approximately 23.56 per cent. of the Telewest Shares. According to public statements of Liberty Media, at 31 December 2003 approximately 15.51 per cent. of IDT’s outstanding share capital was held directly or indirectly by Liberty Media. Liberty Media’s interest in IDT equates to only 2.36 per cent. of the voting power of IDT’s outstanding share capital. Microsoft’s right to appoint members of the Board and certain other rights under the Relationship Agreement were not transferable to IDT. IDT did not play a role in negotiating the material terms of the Financial Restructuring.

•	On 16 May 2003, Telewest notified the Senior Lenders that it was in breach of two of the financial covenants in the Senior Secured Credit Facility Agreement for the three-month period ended 31 March 2003 due to continuing fees incurred in the Financial Restructuring and the tightening of covenants in the Senior Secured Credit Facility Agreement as of 1 January 2003.

•	On 29 May 2003, Telewest determined not to move forward with the scheme of arrangement contemplated by the 30 September 2002 non-binding agreement with the Bondholder Committee in the face of opposition from some of the Bondholders, including W.R. Huff, to the economic and other terms of the preliminary non-binding agreement. In the absence of the support of those Bondholders, who Telewest believed owned a substantial amount of the Notes, Telewest did not believe it would be able to obtain the requisite majorities to approve a scheme of arrangement and therefore Telewest considered it appropriate to seek an alternative agreement with its principal stakeholders.

•	On 30 May 2003, Deutsche Telekom sold the Eurobell Notes to three purchasers. The Eurobell Notes were issued to Deutsche Telekom in connection with Telewest’s acquisition of the entire issued share capital of Eurobell from Deutsche Telekom in November 2000.

•	On 9 June 2003, Telewest announced that it had been notified by the Bondholder Committee that, in order to obtain the support of some of the Bondholders, the Bondholder Committee was requesting changes to the economic and other terms of the preliminary non-binding agreement announced on 30 September 2002.

•	On 17 June 2003, members of the Bondholder Committee presented Telewest with a new proposal for the terms of the Financial Restructuring.

•	On 27 June 2003, the steering committee of the Senior Lenders met with the Bondholder Committee and representatives of W.R. Huff to discuss changes to the Amended Senior Secured Credit Facility.

•	On 23 and 24 July 2003, Telewest’s management agreed in principle on revisions to the terms of the Financial Restructuring, following discussions with the Bondholder Committee and W.R. Huff.

•	On 27 July 2003, the Board ratified the revisions to the terms of the Financial Restructuring agreed by Telewest’s management on 23 and 24 July 2003.

•	On 28 July 2003, Telewest announced the revised terms of the Financial Restructuring agreed with the Bondholder Committee and W.R. Huff on 23 and 24 July 2003.

•	On 30 July 2003, a list of proposed changes to the terms of the Amended Senior Secured Credit Facility Agreement requested by the Bondholder Committee and W.R. Huff was provided to the steering committee of the Senior Lenders.

•	On 31 July 2003, a conference call was held among Telewest, the co-ordinators of the Steering Committee of Senior Lenders, W.R. Huff and the advisers to the Senior Lenders to discuss the requested changes to the terms of the Amended Senior Secured Credit Facility.

•	On 5 August 2003, the co-ordinators of the Steering Committee of Senior Lenders provided a response to the Bondholder Committee’s and W.R. Huff’s request for changes to the terms of the Amended Senior Secured Credit Facility.

•	On 12 September 2003, Telewest executed a term sheet setting out the revised agreement among Telewest, Telewest Jersey, the Bondholder Committee, W.R. Huff, Liberty Media and IDT. Together, the parties to the term sheet held, or had the right to vote, in aggregate more than 41 per cent. of the Telewest Shares and two-thirds in Principal Amount of the Notes. The term sheet contemplates completion of the transactions described below and has been partially superseded by the voting agreements discussed in paragraphs 3 to 5 of Part XV of this document.

•	On 18 November 2003, Stanislas Yassukovich resigned from the Board. In connection with his resignation, Telewest issued the following announcement:

“The Board of Telewest Communications plc announces the resignation of Mr. Yassukovich as a non-executive director. This resignation reflects a difference of opinion between Mr. Yassukovich and the rest of the Telewest Board on the revised terms of the proposed restructuring.

In his letter of resignation, Mr. Yassukovich states “As the formalities for completion of the restructuring arrangements must now be undertaken, it is appropriate that I now resign from the Board. As you know, I never accepted the decision of the ad hoc Committee of Bondholders to renegotiate the terms of the restructuring as originally agreed, albeit on a non binding basis. As I consider the revision of the terms to be prejudicial to the interests of all the stakeholders, I could not join in what you would correctly wish to be a unanimous recommendation to shareholders.”

In response, Mr. Stenham, Chairman, stated that “I and the rest of the Telewest Board understand and respect your opinion. In the circumstances faced by the Telewest group, however, we have concluded that a restructuring on the revised terms remains in the best interests of our stakeholders.

All the directors express their sincere thanks for your enormous contribution to the group since joining the Telewest Board in 2000 and prior to that as a director of Flextech since 1989.”

•	On 26 November 2003, New Telewest filed a draft registration statement with the SEC, incorporating a shareholders’ circular and prospectus.

•	On 19 February 2004, Telewest announced that Charles Burdick had resigned as a director and as group managing director of Telewest and as president, chief executive officer and a director of New Telewest. Telewest also announced that Barry Elson, who is a member of the board of directors of New Telewest, had been appointed as acting chief executive officer of both Telewest and New Telewest.

•	On •• 2004, Telewest, TCN, Telewest UK and New Telewest signed a commitment letter with the Senior Lenders setting out the terms and conditions on which the Senior Lenders agree to make available to TCN the Amended Senior Secured Credit Facility. The commitment letter terminates on the effective date of the Amended Senior Secured Credit Facility Agreement, which is anticipated to be the Effective Date. Further details of the commitment letter and the Amended Senior Secured Credit Facility can be found in paragraph 6 of Part II of this document.

•	On •• 2004, Telewest and TCN signed novation agreements and settlement agreements (subject to certain conditions) relating to all liabilities under the Derivative Agreements, including those to which Crédit Agricole Indosuez, among others, is a party. Further details of the novation agreements and settlement agreements can be found in paragraph 10 of Part II of this document.

•	On •• 2004, Telewest and TCN signed an agreement (subject to certain conditions) with RB Leasing, lessors of network infrastructure assets, in relation to Telewest’s and TCN’s breach of the terms of the RB Leases, including those arising from the Financial Restructuring and certain events leading up to the Financial Restructuring. Further details in relation to the proposed settlement with RB Leasing can be found in paragraph 10 of Part II of this document.

•	On •• 2004, the members of the Bondholder Committee and W.R. Huff delivered voting agreements to Telewest pursuant to which, subject to certain conditions and/or termination rights, they agree to vote their Notes in favour of the Schemes proposed as part of the Financial Restructuring. Further details in relation to these voting agreements are set out in paragraph 3 of Part XV of this document.

•	On •• 2004, Liberty Media and IDT delivered voting agreements to Telewest pursuant to which, subject to certain conditions and/or termination rights, they agree to vote their Notes, in the case of Liberty Media, and the Telewest Shares they hold, in the case of Liberty Media and IDT, in favour of the Schemes and the Resolution, as applicable. Further details in relation to these voting agreements are set out in paragraphs 4 and 5 of Part XV of this document.

3.    The incorporation of New Telewest and Telewest UK

When the Financial Restructuring is completed, the holding company for the companies that currently comprise the Group will be New Telewest, which owns 100 per cent. of the shares in Telewest UK. Telewest UK will directly or indirectly own substantially all of the assets currently held by Telewest.

New Telewest was incorporated under the laws of the state of Delaware on 12 November 2003 as a wholly owned subsidiary of Telewest. Telewest UK was incorporated as a limited liability company in England and Wales under the Act on 8 October 2003 and is now a wholly owned subsidiary of New Telewest.

The agreement of Telewest to the creation of New Telewest as a Delaware holding company for the businesses of Telewest was a condition to the Bondholder Committee’s and W.R. Huff’s agreement to enter into the 12 September 2003 term sheet for the Financial Restructuring. The terms of the certificate of incorporation and by-laws of New Telewest reflect corporate governance practices that are permissible for Delaware corporations, which in some cases differ from those permissible for companies subject to the Listing Rules, the UK City Code on Takeovers and Mergers and the laws of England and Wales. In particular, the certificate of incorporation and by-laws of New Telewest contain a number of provisions that might make a hostile takeover of New Telewest more difficult (including, for example, a “staggered” board of directors, blank check preferred stock and limitations on certain stockholder actions) and New Telewest authorised the adoption of a stockholder rights plan, or poison pill, most of which would not be permitted or would not be effective for a UK public limited company listed on the London Stock Exchange. The Board considered and approved the terms of the 12 September 2003 term sheet and obtained the approval of the Senior Lenders and the parties to the term sheet for the creation of a Delaware holding company.

Currently, the directors of New Telewest consist of William Connors, John H. Duerden, Barry Elson, Marnie S. Gordon, Donald S. LaVigne, Michael McGuiness, Steven R. Skinner and Cob Stenham.

Additional information about the current directors of New Telewest is set out in Part X of this document. In accordance with the term sheet signed on 12 September 2003 outlining the terms of the Financial Restructuring, certain of the current directors of New Telewest were designated by members of the Bondholder Committee and W.R. Huff. None of the members of the Bondholder Committee nor W.R. Huff will have any further rights in respect of the appointment or designation of directors of New Telewest following the Effective Date.

Details of New Telewest’s share capital and constitution (including various measures which are intended to encourage a potential acquirer of New Telewest to negotiate directly with the New Telewest board of directors but which may have anti-takeover effects) are set out in Part XIII of this document.

The New Shares which will be distributed pursuant to the Telewest Scheme will be common stock with a par value of $0.01 per share. Application has been made for the common stock of New Telewest to be quoted on the Nasdaq National Market. Subject to the occurrence of the Effective Date, it is expected that the Nasdaq quotation will become effective, and dealings will commence on the Nasdaq National Market, at 9.30 a.m. (prevailing Eastern Time) on the Business Day following the Bar Date, which is expected to be on [19 July] 2004 (or as soon as practicable thereafter).

The directors of Telewest UK are Stephen Cook and Cob Stenham. Telewest UK has an authorised share capital of 100 shares of £1.00 each, of which one share of £1.00 is currently held by New Telewest. Pursuant to the Transfer Agreement, Telewest UK will allot and issue a further 99 shares to New Telewest. Telewest UK’s constitution contains provisions which are not standard provisions under UK law which require it to operate as a separate corporate entity from New Telewest, TCN and their subsidiaries.

4.    The Transfer Agreement

On •• 2004, Telewest, New Telewest and Telewest UK entered into the Transfer Agreement. The terms of the Transfer Agreement provide that substantially all of the assets of Telewest (including the shares in TCN and Telewest’s other operating companies, but excluding the shares in Telewest Jersey and New Telewest) will be transferred to Telewest UK. In consideration for the transfer, Telewest UK will assume responsibility for the satisfaction of all of the debts, obligations and liabilities of Telewest (except in relation to those debts, obligations and liabilities compromised pursuant to the Telewest Scheme, certain expenses arising as a result of the Financial Restructuring and such debts and liabilities as are paid out of the cash amount held on trust as described below) and allot and issue 99 shares of Telewest UK to New Telewest. Conditional upon the Scheme becoming effective, it is anticipated that New Telewest will issue 245,000,000 shares of common stock (the New Shares) to the Escrow Agent to be held for distribution in accordance with the terms of the Schemes.

If the board of directors of New Telewest determines that the number of New Shares outstanding immediately after the Financial Restructuring may be too large, such that the New Shares may trade at a price below the $5 per share minimum required by the Nasdaq National Market, New Telewest may, by agreement with Telewest, reduce the number of New Shares issuable under the Transfer Agreement to the maximum number believed by New Telewest to be consistent with a $5 per share trading price. In that case, 1.5 per cent. of the common stock of New Telewest will still be issued to eligible Shareholders and 98.5 per cent. to Scheme Creditors, but both Shareholders and Scheme Creditors will receive fewer New Shares than currently anticipated.

The Transfer Agreement is conditional on (i) Telewest notifying New Telewest and Telewest UK that it expects to satisfy all of the conditions to the effectiveness of the Telewest Scheme within two Business Days of such notification and (ii) the Senior Lenders having granted any and all consents and waivers required under the Senior Secured Credit Facility Agreement and the related security documentation relating to the transfer of assets under the Transfer Agreement.

Pursuant to the Transfer Agreement, Telewest UK will indemnify Telewest and Telewest Jersey in respect of all of their debts, obligations and liabilities whenever the same may arise or occur, except for those debts, obligations and liabilities compromised in the Schemes, certain expenses arising as a result of the Financial Restructuring and such debts and liabilities as are paid out of the cash amount held on trust as described below. Any payments made pursuant to the indemnities will be made by Telewest UK directly to the Liquidators of Telewest or Telewest Jersey or any creditor, as applicable. Telewest UK will have no right of recourse against Telewest or Telewest Jersey for any amounts paid under the indemnities and Telewest UK will waive any rights of recourse against Telewest or Telewest Jersey under the indemnities. The indemnities contained in the Transfer Agreement will only become effective on, and will be subject to the occurrence of, the Effective Date or the Jersey Effective Date, as appropriate.

The Transfer Agreement further provides that Telewest will retain all cash held by Telewest immediately before the completion of the Transfer Agreement. This retained cash will be held on trust and used to satisfy debts and liabilities of Telewest and Telewest Jersey that have not been compromised in the Schemes. These debts and liabilities will include (i) the fees and expenses of the Liquidators; (ii) the costs and expenses incurred in connection with the implementation of the Financial Restructuring, including advisers’ fees; and (iii) any other debts and liabilities of Telewest or Telewest Jersey, as appropriate. Any cash not used to make such payments will be transferred to Telewest UK, together with any accrued interest, for transfer to TCN.

The Transfer Agreement further provides for the novation or assignment of substantially all outstanding contracts, other than the Transfer Agreement, which have been entered into by Telewest in the course of its business or otherwise to Telewest UK (or its nominee). In addition, some of the novation agreements have already been entered into by TCN or a wholly owned subsidiary of TCN, Telewest Limited, to take effect on or before the Effective Date with counterparties to Telewest’s operating contracts to effect the transfer by novation of the rights, liabilities, duties and obligations under such contracts and, where necessary, the waiver of any existing defaults that have arisen as a result of the Financial Restructuring. Some of the contracts which are being transferred comprise guarantees which have been granted by Telewest in respect of the obligations of certain of its operating subsidiaries, including TCN, under various contracts. In most cases, these guarantee obligations will be transferred to TCN. However, in the case of contracts where TCN is the co-guarantor or where the principal obligor is not a subsidiary of TCN, it is intended that the guarantee obligation of Telewest will be transferred to Telewest UK. To the extent novation agreements have already been entered into, these will become effective on, or in certain cases before, the Effective Date.

At the time of posting of this Explanatory Statement, agreements to novate the following key contracts have not yet been entered into:

•	Telewest’s interconnection agreements with British Telecommunications plc, which govern the terms of the interconnection of its network with British Telecommunications plc’s network;

•	one real estate lease relating to a technical facility; and

•	a sale and purchase agreement and tax deed between Telewest and Deutsche Telekom relating to the sale and purchase of the entire issued share capital of Eurobell.

In addition to the above key contracts, agreements to novate certain guarantees relating to contracts which are key to the Group’s business have also not yet been entered into as at the time of posting of this Explanatory Statement.

Under the Transfer Agreement, to the extent that any contracts have not been novated or assigned to Telewest UK, TCN or Telewest Limited, as applicable, on or before the completion date of the Transfer Agreement or pursuant to the novation agreements already entered into before completion of the Transfer Agreement, Telewest is obliged to take all reasonable steps to procure that such contracts are subsequently novated.

The Transfer Agreement further provides for the transfer of all intellectual property rights currently held by Telewest to TCN.

When the Financial Restructuring is completed, Telewest’s assets will consist of the indemnity referred to above, the outstanding shares of Telewest Jersey and one share of New Telewest common stock. Telewest’s liabilities that are not satisfied out of the retained cash discussed above are expected to be covered by the indemnity referred to above.

5.    The Schemes

Introduction

The Financial Restructuring is to be effected by a scheme of arrangement of Telewest under the laws of England and Wales (the Telewest Scheme) and two schemes of arrangement of Telewest Jersey, one under the laws of England and Wales and one under the laws of Jersey (together the Jersey Scheme). Telewest Jersey is incorporated in Jersey under the Jersey Companies Law. The High Court has jurisdiction to convene scheme meetings under section 425 of the Act for foreign companies as well as those formed and registered under the Act. The High Court will only exercise its jurisdiction to do so where the company concerned has sufficient connection with the UK. Although Telewest Jersey’s registered office is in Jersey, Telewest Jersey is managed from the UK and is treated by the Inland Revenue as resident in the UK for tax purposes. As such, Telewest Jersey was advised that, notwithstanding that it is a foreign company, the High Court was likely to exercise its jurisdiction to convene a scheme meeting pursuant to section 425 of the Act in respect of Telewest Jersey.

A scheme of arrangement is a formal mechanism under both the Act and the Jersey Companies Law whereby a company can, inter alia, enter into a compromise or arrangement with its creditors (or any one or more classes of its creditors) to effect a restructuring of its financial obligations. Under the Act, a scheme of arrangement must be approved by each class of relevant creditors at a creditors’ meeting by a majority in number representing 75 per cent. by value of each class of creditor attending (in person or by proxy) and voting. Under the Jersey Companies Law, a scheme of arrangement must be approved by a majority in number of creditors present at a creditors’ meeting and voting either in person or by proxy. To ensure that the terms of the Jersey

Scheme become effective both for the purposes of English law and Jersey law, Telewest Jersey will not seek to bring the Jersey Scheme into effect unless it is approved at the Jersey Meeting by a majority in number representing 75 per cent. by value of each class of creditor attending (in person or by proxy) and voting, notwithstanding that this is not a statutory requirement for the purposes of Jersey law. The Telewest Scheme will then need to receive the sanction of the High Court and the Jersey Scheme will need to receive the sanction of the High Court and the Jersey Court.

For the Telewest Scheme to become effective, an office copy of the Telewest Order must be delivered to the Registrar of Companies for registration. For the Jersey Scheme to become effective as a matter of English law, the Jersey UK Order must be delivered to the Registrar of Companies for registration, and in order for the Jersey Scheme to become effective as a matter of Jersey law, the Jersey Order must be delivered to the Jersey Registrar of Companies for registration. The Jersey Directors will not deliver either the Jersey UK Order or the Jersey Order unless both are delivered on the same date, and the Telewest Order has been delivered to the Registrar of Companies for registration. The Directors will not deliver the Telewest Order to the Registrar of Companies for registration until the Jersey Directors have confirmed that they will procure that the Jersey Order is delivered to the Jersey Registrar of Companies and the Jersey UK Order is delivered to the Registrar of Companies for registration immediately following the delivery of the Telewest Order. Therefore, it is expected that the Effective Date and the Jersey Effective Date will take place on the same date.

On the relevant Scheme becoming effective, all relevant Scheme Creditors are bound by its terms whether or not they voted in favour of it. Scheme Creditors have an opportunity at the Meetings to consider and vote on the relevant Scheme, and at the subsequent Court hearings, to ask questions about the proposals in the relevant Scheme and to raise any objections.

Telewest applied to the High Court on [22 April] 2004, and Telewest Jersey applied to the High Court on [22 April] 2004 and the Jersey Court on [23 April] 2004, for leave to convene Meetings of their respective Scheme Creditors to consider and, if thought fit, approve their respective Schemes. The High Court granted an order that the Telewest Meeting be held at [11.00] a.m. (or as soon thereafter as the Jersey Meeting convened for [10.00] a.m. on the same day shall have been concluded or adjourned) on [1 June] 2004 and the High Court and the Jersey Court granted orders that the Jersey Meeting be held at [10.00] a.m. on [1 June] 2004 or, in both cases, such later date (being not later than 15 June 2004) as the board of Telewest or Telewest Jersey (as appropriate) may decide. The notice convening the Telewest Meeting is set out in Appendix 3 to Schedule 1 to this document and the notice convening the Jersey Meeting is set out in Appendix 3 to Schedule 2 to this document.

The Telewest Scheme and the Jersey Scheme are set out in full in Schedule 1 and Schedule 2 to this document respectively.

Identity of Scheme Creditors

Telewest Scheme

The Telewest Scheme will involve all persons (including persons who are not currently Bondholders of Telewest or Telewest Jersey) with any claim in respect of any Liability of Telewest arising directly or indirectly in relation to or arising out of or in connection with:

(i)	the Indentures;

(ii)	the Notes;

(iii)	the Jersey Intercompany Debt; and

(iv)	the Jersey Guarantee Liability,

including any Liability of Telewest in respect of loss or damage suffered or incurred as a result of or in connection with such Liability, including all Holders of Company Notes, all Holders of Jersey Notes (in their capacity as beneficiaries of the Jersey Guarantee Liability), Telewest Jersey (as creditor in respect of the Jersey Intercompany Debt), and any other Telewest Scheme Creditors with a Telewest Ancillary Claim. These are referred to in this document as “Telewest Scheme Creditors”. Each Telewest Scheme Creditor will have its Telewest Scheme Claim compromised under the terms of the Telewest Scheme.

Telewest Scheme Creditors with Telewest Ancillary Claims must notify Telewest (or the Escrow Agent by submitting a duly completed Claim Form) of the existence of, and certain information relating to, their Telewest Ancillary Claims (as described in more detail in paragraph 4 of Part III of this document) before the Bar Date in order to obtain an entitlement to receive New Shares if their Telewest Ancillary Claim is subsequently agreed. In the event that Telewest Scheme Creditors with Telewest Ancillary Claims do not duly notify Telewest (or the Escrow Agent) prior to the Bar Date, their Telewest Ancillary Claim will be compromised but they will not be entitled to receive any consideration whatsoever in respect of such Ancillary Claims. Telewest Scheme Creditors with Telewest Known Scheme Claims will be deemed to have notified Telewest of their Telewest Known Scheme Claims prior to the Bar Date. Telewest Notified Scheme Creditors whose Scheme Claims are agreed will receive, by way of consideration for such compromise, an entitlement to receive New Shares in the amounts calculated in the manner set out in paragraph 6 of Part III of this document.

Bondholders are not, whilst the relevant Notes remain in global form, themselves Scheme Creditors entitled to vote on the Schemes. However, where definitive registered certificates have been issued in respect of the Notes prior to the Telewest Meeting, the Definitive Holders will become Scheme Creditors entitled to vote on the Telewest Scheme. The issue of definitive notes would therefore enable Definitive Holders to vote and be counted individually for the purposes of ascertaining the necessary statutory majorities. Holders of the Eurobell Notes are already entitled to vote and count in their individual capacities in the Telewest Scheme. Telewest considers that the issue of definitive registered certificates in respect of the Notes would reflect the underlying economic reality and be fair and in the interests of its creditors generally. Bondholders have the ability under the Notes to request that their book-entry interests in a global note be exchanged for definitive registered certificates. Therefore, in order for Bondholders to vote at the Telewest Meeting, it will be necessary for the Bondholders to direct the Depositary (by the direction contained in their Forms of Proxy) to exchange the book-entry interests for definitive registered notes. Further details in relation to the mechanics of issuing the definitive registered certificates are set out in paragraph 2 of Part III below.

If and to the extent that definitive registered certificates are not issued in respect of the Notes prior to the Telewest Meeting, the Holder of the relevant global certificate, being the Bank of New York, as Depositary, will remain as the Telewest Scheme Creditor. Given that Bondholders will have been given the opportunity to become Definitive Holders and vote and be counted individually and given that it is not likely that the Depositary will have received any instructions as to the manner in which its residual vote should be cast, the Depositary is likely to abstain from voting. Accordingly, if Bondholders wish to ensure that a vote is cast in respect of their interest in the Notes, they need to follow the instructions set out in Part III below.

Holders of the Jersey Notes are Scheme Creditors in both the Jersey Scheme and the Telewest Scheme. Holders of the Jersey Notes have claims under those Notes against Telewest Jersey and will therefore be Scheme Creditors in the Jersey Scheme. In addition, under the terms of the Jersey Indenture, Telewest guaranteed the obligations of Telewest Jersey to the Holders of the Jersey Notes. The Holders of the Jersey Notes therefore also have claims against Telewest, as beneficiaries of the Jersey Guarantee Liability, and will therefore also be Scheme Creditors in the Telewest Scheme. Telewest Jersey will also be a Scheme Creditor in the Telewest Scheme in respect of the Jersey Intercompany Debt. Telewest has been advised that if the Schemes were not approved or sanctioned and Telewest and Telewest Jersey went into insolvent liquidation, the Holders of the Jersey Notes would be entitled to submit a proof in the liquidations of both Telewest and Telewest Jersey for the full amount of their respective claims in each and would not, in practice, have to give credit, against either of those claims, for any distributions that they subsequently received in the other liquidation. Accordingly, Telewest has been advised that the Holders of the Jersey Notes are entitled to vote on and participate in the Jersey Scheme for the full amount of their claims pursuant to the Jersey Notes and are also entitled to vote on and participate in the Telewest Scheme for the full amount of their claims in respect of the Jersey Guarantee Liability.

The terms of the Jersey Notes provide that late payments of amounts due under the Jersey Notes attract default interest. Telewest Jersey has failed to make interest payments on the Jersey Notes on 7 January 2003, 7 July 2003 and 7 January 2004. Accordingly, default interest of 6.0 per cent. has accrued and is unpaid on those interest payments.

Telewest Jersey is a special purpose vehicle with no other source of funds than those received from Telewest, and as such it was intended that the terms of the Jersey Intercompany Debt should mirror those of the

Jersey Notes and include an identical provision for default interest of 6.0 per cent. The offering circular pursuant to which the Jersey Notes were offered for sale to the public discloses that the Jersey Intercompany Debt would bear interest at the same rate as the Jersey Notes bear interest. However, the terms of the Jersey Intercompany Debt do not explicitly provide for default interest to be due on late payments. Telewest and Telewest Jersey believe that the omission of such a provision was an inadvertent mistake. Telewest has been advised that if Telewest Jersey were to apply to the court for rectification of the default interest provision of the Jersey Intercompany Debt in order to incorporate the equivalent provision of the Jersey Notes, the application would succeed. Based on that advice Telewest has concluded that the Total Amount of Telewest Jersey’s Known Scheme Claim should include a sum in respect of default interest under the Jersey Intercompany Debt at 6.0 per cent.

Jersey Scheme

The Jersey Scheme will involve all persons (including persons who are not currently Bondholders of Telewest Jersey) with any claim in respect of any Liability of Telewest Jersey arising directly or indirectly in relation to or arising out of or in connection with:

(i)	the Jersey Indenture;

(ii)	the Jersey Notes;

(iii)	the Jersey Intercompany Debt; and

(iv)	the Jersey Guarantee Liability,

including any Liability of Telewest Jersey in respect of loss or damage suffered or incurred as a result of or in connection with such Liability, including all Holders of Jersey Notes and any other Jersey Scheme Creditors with a Jersey Ancillary Claim. These are referred to in this document as “Jersey Scheme Creditors”. Each Jersey Scheme Creditor will have its Jersey Scheme Claim compromised under the terms of the Jersey Scheme.

Jersey Scheme Creditors with Jersey Ancillary Claims must notify Telewest Jersey (or the Escrow Agent by submitting a duly completed Claim Form) of the existence of, and certain information relating to, their Jersey Ancillary Claims (as described in more detail in paragraph 4 of Part III of this document) before the Bar Date in order to obtain an entitlement to receive New Shares if their Jersey Ancillary Claim is subsequently agreed. In the event that Jersey Scheme Creditors with Jersey Ancillary Claims do not notify Telewest Jersey (or the Escrow Agent) prior to the Bar Date, their Jersey Ancillary Claims will be compromised but they will not be entitled to receive any consideration whatsoever in respect of such Ancillary Claims. Jersey Scheme Creditors with Jersey Known Scheme Claims will be deemed to have notified Telewest Jersey of their Jersey Known Scheme Claims prior to the Bar Date. Jersey Notified Scheme Creditors whose Scheme Claims are agreed will receive, by way of consideration for such compromise, an entitlement to receive New Shares in the amounts calculated in the manner set out in paragraph 6 of Part III of this document.

Jersey Bondholders are not, whilst the relevant Jersey Notes remain in global form, themselves Jersey Scheme Creditors entitled to vote on the Jersey Scheme. However, where definitive registered certificates have been issued in respect of the Jersey Notes prior to the Jersey Meeting, the Definitive Holders will become Jersey Scheme Creditors entitled to vote on the Jersey Scheme. The issue of definitive notes would therefore enable Definitive Holders to vote and be counted individually for the purposes of ascertaining the necessary statutory majorities. Telewest Jersey considers that the issue of definitive registered certificates in respect of the Jersey Notes would reflect the underlying economic reality and be fair and in the interests of its creditors generally. Jersey Bondholders have the ability under the Jersey Notes to request that their book-entry interests in a global note be exchanged for definitive registered certificates. Therefore, in order for Jersey Bondholders to vote at the Jersey Meeting, it will be necessary for the Jersey Bondholders to direct the Depositary (by the direction contained in their Forms of Proxy) to exchange the book-entry interests for definitive registered notes. Further details in relation to the mechanics of issuing the definitive registered certificates are set out in paragraph 2 of Part III below.

If and to the extent that definitive registered certificates are not issued in respect of the Jersey Notes prior to the Jersey Meeting, the Holder of the relevant global certificate, being The Bank of New York, as Depositary, will remain as the Jersey Scheme Creditor. Given that Bondholders will have been given the opportunity to become Definitive Holders and vote and be counted individually and given that it is not likely that the Depositary will have received any instructions as to the manner in which its residual vote should be cast, the Depositary is likely to abstain from voting. Accordingly, if Jersey Bondholders wish to ensure that a vote is cast in respect of their interest in the Jersey Notes, they need to follow the instructions set out in Part III below.

Distribution of New Shares to Telewest Shareholders

As part of the Financial Restructuring and as a term of the Telewest Scheme, Telewest Shareholders at the close of business on the last day of dealings in Telewest Shares on the London Stock Exchange before the Effective Date are expected to receive, in aggregate, 3,675,000 New Shares, representing 1.5 per cent. of New Telewest’s issued share capital immediately following the Effective Date pro rata to their holdings of Telewest Shares (the actual number of New Shares issued in the Financial Restructuring may be decreased as described in paragraph 4 of Part II of this document, although the percentage of share capital received by Telewest Shareholders will remain at 1.5 per cent.). New Shares will be given to Telewest Shareholders under the Telewest Scheme. The New Shares are to be distributed in consideration for the compromise and release of Scheme Claims against Telewest by the Telewest Scheme Creditors.

Fractional share entitlements to New Shares will not be distributed to Telewest Shareholders in connection with the Financial Restructuring. Instead, New Telewest will arrange for the Escrow Agent to act on behalf of the Telewest Shareholders who would otherwise be entitled to fractional share entitlements to aggregate these fractional entitlements and sell the resulting New Shares on the Open Market. Sales will be executed in round lots to the extent practicable. After completing the sale of all such New Shares, the Escrow Agent will remit the Net Proceeds of Sale to the registrar of Telewest, who will promptly make a cash payment in pounds sterling (without interest) equal to the pro rata interest in the Net Proceeds of Sale of such fractional share interests attributable to each Telewest Shareholder otherwise entitled to fractional share entitlements.

New Shares or, as applicable, CDIs, will not be distributed to Telewest Shareholders in jurisdictions, other than the United States, the United Kingdom and the Republic of Ireland, where such distributions would be prohibited or unduly onerous. Instead, the Telewest Shareholders in those jurisdictions will be entitled to receive the Net Proceeds of Sale of the New Shares to which they would otherwise be entitled.

The Bank of New York, as ADR depositary, will distribute the New Shares that it receives from the Escrow Agent to ADR holders pro rata to their interests in the underlying Telewest Shares as soon as practicable after receipt of such shares from the Escrow Agent, and will aggregate the fractional share entitlements that would otherwise be delivered to ADR holders and will sell them and distribute the net proceeds of sale to ADR holders in US dollars.

Provisions applicable to both Schemes

Classes of Scheme Creditors

Under the Act and the Jersey Companies Law, a compromise may be proposed between a company and its creditors or any class of them. The identity of the Scheme Creditors in relation to the Telewest Scheme and in relation to the Jersey Scheme are set out at pages 28 and 30 above respectively.

The Telewest Scheme is a scheme between the Company and a class of its creditors. Telewest has been advised that the Telewest Scheme Creditors all have claims that would rank equally with each other in the event that the Telewest Scheme were not approved or sanctioned and Telewest went into liquidation. The Telewest Scheme Creditors will all be treated equally by the Telewest Scheme in respect of their Scheme Claims.

Liberty Media, in addition to being a Bondholder, is also a shareholder in Telewest. In addition to the rights enjoyed by Telewest Shareholders generally, under the provisions of the Articles and the Relationship Agreement, Liberty Media has the benefit of a number of corporate governance rights, including the right to appoint designated Directors to the Board and rights of veto over certain corporate actions by the Group. As part of the Financial Restructuring, the corporate governance and other special rights of Liberty Media under the

Relationship Agreement will be extinguished with the exception of the following provisions relating to Liberty Media’s tax position. The covenant set out in paragraph 13 of the Relationship Agreement that Telewest will not take certain actions in respect of a number of its subsidiaries that may cause Liberty Media to recognise gain under a “gain recognition” agreement between Liberty Media and the US Internal Revenue Service has been retained and restated in the Liberty Media voting agreement that is summarised in paragraph 4 of Part XV (“Additional Information”) of this document.

Telewest Jersey has a Telewest Scheme Claim in respect of the Jersey Intercompany Debt. Given however that Telewest Jersey is a subsidiary of Telewest, the Jersey Directors consider that it would be fair and appropriate to exercise the vote of Telewest Jersey in the Telewest Scheme (i) after having taken independent advice as to whether it is reasonable for them to conclude that it is in the best interests of Telewest Jersey (taking into account the interests of the Jersey Scheme Creditors) to vote in favour of the Telewest Scheme and (ii) in the light of the views of the majority by value of the Jersey Scheme Creditors present in person or by proxy and voting at the Jersey Meeting. The Jersey Directors have received independent advice that confirms that it is reasonable for the Jersey Directors to conclude that it is in the best interests of Telewest Jersey (taking into account the interests of the Jersey Scheme Creditors) to vote in favour of the Telewest Scheme and to recommend that the Jersey Scheme Creditors vote in favour of the Jersey Scheme. In order to ascertain the views of the majority of the Jersey Scheme Creditors, the Jersey Meeting will immediately precede the Telewest Meeting. If a majority by value of the Jersey Scheme Creditors attending and voting at the Jersey Meeting vote in favour of the Jersey Scheme, then Telewest Jersey will vote in favour of the Telewest Scheme in respect of the entirety of its Telewest Scheme Claim. Telewest and Telewest Jersey have entered into voting agreements with Jersey Bondholders that hold, or have the right to vote, • per cent. of the aggregate amount of the Jersey Known Scheme Claims, by which those Jersey Bondholders have agreed to vote their claims in favour of the Jersey Scheme. Unless those voting agreements are terminated, the Jersey Directors therefore consider it likely that they will cast the vote of Telewest Jersey in favour of the Telewest Scheme.

In accordance with the term sheet signed on 12 September 2003 outlining the terms of the Financial Restructuring, certain of the current directors of New Telewest were designated by members of the Bondholder Committee and W.R. Huff. None of the members of the Bondholder Committee nor W.R. Huff will have any further rights in respect of the appointment or designation of directors of New Telewest after the Effective Date.

As a holding company, the trade creditors of Telewest are not significant in the context of Telewest’s and the Group’s financial creditors. Such trade creditors as there are will either be paid in full or Telewest’s payment obligations will be novated to TCN or another company in the Group if the Directors believe the products and services supplied by such creditors to be important to the continuation of the Group’s business as a going concern or to the implementation of the Financial Restructuring. Under the Transfer Agreement, to the extent that agreements to novate such contracts for products and services to another member of the Group have not been entered into prior to the completion date of the Transfer Agreement, Telewest is obliged to take all reasonable steps to procure that such contracts are subsequently novated.

In addition to its trade creditors, Telewest also intends either to pay all creditors under finance leases in full and/or, conditional upon the Effective Date, to novate its payment obligations to TCN or another company in the Group where the Directors believe the products and services supplied by such creditors to be important to the continuation of the Group’s business as a going concern.

Certain other liabilities of Telewest will also be compromised outside the Telewest Scheme. Details of these compromises are set out in paragraph 10 of Part II of this document. Such compromises will be effected by consensual agreements, becoming effective on or before the Effective Date. In each case, the Directors considered that there were compelling commercial reasons to effect such a compromise and believe the deals concluded represent the best result reasonably attainable by Telewest in the circumstances.

Telewest Jersey is a special purpose vehicle set up in Jersey to issue the Jersey Notes and, so far as the Jersey Directors are aware, has no creditors other than the Jersey Scheme Creditors. Telewest Jersey has been advised that the Jersey Scheme Creditors all have claims that would rank equally with each other in the event that the Jersey Scheme were not approved or sanctioned and on a liquidation or désastre of Telewest Jersey. The Jersey Scheme Creditors will all be treated equally by the Jersey Scheme in respect of their Jersey Scheme Claims.

Record Date

The Record Date is [30 April] 2004. The identity of the Scheme Creditors for both voting and distribution purposes will be determined as at that date and will include, for the avoidance of doubt, persons who had an interest in Notes as at the Record Date and which subsequently become Definitive Holders after the Record Date by virtue of the arrangements described at paragraph 2 of Part III of this document. Scheme Creditors’ Scheme Claims for voting purposes will be calculated based on the amount of their respective Scheme Claims on the date of the Meetings.

Currency conversion

For the purpose of calculating a Notified Scheme Creditor’s Total Amount, any claims that are denominated in Sterling will be converted into US Dollars at a conversion rate of $[0.••••]/£1.00. This rate represents the average of the closing mid-point spot rates, as reported by Bloomberg, L.P., for each trading day in the period commencing 1 October 2002 (being the date of the first interest default by Telewest or Telewest Jersey under the Notes) up to and including •• 2004 (being the latest practicable date for inclusion of information in this document before printing). In the context of the Financial Restructuring, the Directors and the Jersey Directors consider this exchange rate mechanism to be fair to all Scheme Creditors.

For the avoidance of doubt, Scheme Creditors with Known Scheme Claims that are denominated in Sterling will be treated in exactly the same manner as Scheme Creditors with Known Scheme Claims that are denominated in US Dollars after the conversion of their Known Scheme Claims into US Dollars referred to above.

Conditions to the Schemes

In order to ensure that the Telewest Scheme does not become effective until all the other principal elements of the Financial Restructuring have become effective (or are capable of becoming effective), the Directors will confirm by way of an undertaking to the High Court that the Telewest Scheme will not be made effective (through Telewest delivering, or procuring the delivery of, the office copy of the Telewest Order to the Registrar of Companies) unless and until the Directors are satisfied that all of the following have occurred and are unconditional, or would occur or become unconditional on the Effective Date, or have been waived (to the extent possible):

(a)	the Resolution having been duly passed at the First Extraordinary General Meeting;

(b)	TCN having entered into the Amended Senior Secured Credit Facility Agreement with, inter alia, the Senior Lenders on terms substantially the same as those referred to in this document and the Recapitalisation Supplemental Deed Effective Date (as that term is defined in the Amended Senior Secured Credit Facility Agreement) having occurred;

(c)	Admission having occurred;

(d)	Telewest, Telewest Jersey, New Telewest and Telewest UK having entered into the Escrow Agent Agreement substantially in accordance with the terms of the Telewest Scheme;

(e)	Telewest having obtained a permanent injunction and order of the US Bankruptcy Court under section 304 of the US Bankruptcy Code in substantially the same form as that described in paragraph 9 of Part II of this document pursuant to which Telewest Scheme Creditors are restrained from commencing or continuing actions or proceedings against, inter alia, Telewest in respect of Telewest Scheme Claims (unless more than half of all Bondholders, by Principal Amount, as at the Record Date, have notified Telewest that they consent to the waiver of this condition);

(f)	all proceedings under Chapter 11 of the US Bankruptcy Code in respect of Telewest (if any such proceedings have been commenced) having been completed (unless more than half of all Bondholders, by Principal Amount, as at the Record Date, have notified Telewest that they consent to the waiver of this condition);

(g)	the Jersey Scheme having been sanctioned by the High Court and the Jersey Court and the Jersey Directors having confirmed that, immediately following the delivery of an office copy of the Telewest Order to the Registrar of Companies for registration, they will procure that (i) an office copy of the Jersey Order is delivered to the Jersey Registrar of Companies for registration; and (ii) an office copy of the Jersey UK Order is delivered to the Registrar of Companies for registration; and

(h)	the Relationship Agreement having been terminated by Liberty Media.

If the Directors believe it is in the interests of Telewest and the Group, instead of giving the undertaking to the High Court described at (b) above, the Directors shall give the following undertaking:

“(b)    TCN having entered into the Amended Senior Secured Credit Facility Agreement with, inter alia, the Senior Lenders on terms substantially the same as those referred to in this document and the Recapitalisation Supplemental Deed Effective Date (as that term is defined in the Amended Senior Secured Credit Facility Agreement) having occurred or any of New Telewest, Telewest UK, TCN and their subsidiaries having entered into an Alternative Financing and such Alternative Financing having become, or becoming on the Effective Date, unconditional.”

The Directors will also undertake to the High Court that the Telewest Scheme will not be made effective unless it can be made so effective by the later of •• 2004 or 60 days after the date of any vote by Scheme Creditors to approve the Schemes, subject to that vote occurring on or before •• 2004.

In order to ensure that the Jersey Scheme does not become effective until all the other elements of the Financial Restructuring have become effective (or are capable of becoming effective), the Jersey Directors will confirm by way of an undertaking to the High Court that the Jersey Scheme will not be made effective under English law (through Telewest Jersey delivering, or procuring the delivery of, the office copy of the Jersey UK Order to the Registrar of Companies) and by way of an undertaking to the Jersey Court that the Jersey Scheme will not be made effective under Jersey law (through Telewest Jersey delivering, or procuring the delivery of, the office copy of the Jersey Order to the Jersey Registrar of Companies) unless and until the Jersey Directors are satisfied that all of the following have occurred and are unconditional, or would occur or become unconditional on the Jersey Effective Date, or have been waived (to the extent possible):

(a)	the Telewest Order having been delivered to the Registrar of Companies (thereby making the Telewest Scheme effective);

(b)	Telewest Jersey, Telewest, New Telewest and Telewest UK having entered into the Escrow Agent Agreement substantially in accordance with the terms of the Jersey Scheme; and

(c)	Telewest Jersey having obtained a permanent injunction and order of the US Bankruptcy Court under section 304 of the US Bankruptcy Code in substantially the same form as that described in paragraph 9 of Part II of this document pursuant to which all Jersey Scheme Creditors are restrained from commencing or continuing actions or proceedings against, inter alia, Telewest Jersey in respect of Jersey Scheme Claims (unless more than half of all Bondholders, by Principal Amount, as at the Record Date, have notified Telewest Jersey that they consent to the waiver of this condition).

The Jersey Directors will also undertake to the High Court and the Jersey Court that the Jersey Scheme will not be made effective unless it can be made so effective by the later of •• 2004 or 60 days after the date of any vote by Scheme Creditors to approve the Schemes, subject to that vote occurring on or before •• 2004.

The Jersey Scheme comprises two separate schemes of arrangement under English and Jersey law. Both schemes are on identical terms and are intended to take place simultaneously. Neither the Jersey Order nor the Jersey UK Order will be delivered to the Jersey Registrar of Companies or the Registrar of Companies for registration unless the Jersey Order and the Jersey UK Order will be delivered on the same day.

Effective Date and the Jersey Effective Date

It is anticipated that there will be a delay of approximately 28 days from the dates that the Courts sanction the Schemes to the dates that the relevant Orders are delivered to the Registrar of Companies and/or the Jersey Registrar of Companies (as appropriate) (thereby making the relevant Scheme effective), in order to allow sufficient time to undertake the mechanics needed to fulfil the conditions to the Schemes noted above and to ensure that Scheme Creditors with Ancillary Claims have sufficient time after the dates that the Courts sanction the Schemes to notify Telewest or Telewest Jersey, as appropriate, of their Ancillary Claims in the manner set out in paragraph 4 of Part III of this document. It is expected that the Effective Date and the Jersey Effective Date will occur on the same day.

Telewest and Telewest Jersey recognise that Scheme Creditors may be unwilling to vote in favour of the Schemes in circumstances where there will be a long period of time between the date of the Meetings and the dates on which the Schemes become effective. Accordingly, the Telewest Directors and the Jersey Directors will undertake that the Schemes will not be made effective (through Telewest or Telewest Jersey filing or procuring the filing of office copies of the Telewest Order, the Jersey UK Order or the Jersey Order with the Registrar of Companies and the Jersey Registrar of Companies (as appropriate) for registration) unless they can be made so effective by the later of •• 2004 or 60 days after the date of any vote by Scheme Creditors to approve the Schemes, subject to that vote occurring on or before •• 2004.

Bar Date

The Bar Date is the date on or before which Scheme Creditors with Ancillary Claims must have duly notified Telewest or Telewest Jersey (as appropriate) (or the Escrow Agent by submitting a duly completed Claim Form) of the existence and amount of their Ancillary Claims in order to receive any consideration in respect of such Ancillary Claims under the Schemes.

The Bar Date will be 5.00 p.m. (London time) on the day after the Effective Date. Telewest and Telewest Jersey, as appropriate, will notify Scheme Creditors of the earliest possible date of the Bar Date by making an announcement of such date on a Regulatory Information Service, on Telewest’s website at www.telewest.co.uk and by advertisement at least 10 Business Days in advance of such date.

Ancillary Claims that have not been duly notified to Telewest or Telewest Jersey (or the Escrow Agent) on or before the Bar Date shall be compromised by the terms of the Schemes but shall have no right whatsoever to receive any consideration under the terms of the Schemes in respect of such Ancillary Claims. A Scheme Creditor with an Ancillary Claim shall have no right after the Bar Date to increase the amount of its Notified Scheme Claim.

Telewest and Telewest Jersey (as appropriate) will be deemed to have been notified of the existence and amount of each of the Known Scheme Claims and Known Scheme Creditors are not required to provide notification of their claims.

Telewest and Telewest Jersey consider that by the Bar Date all Scheme Creditors will have been given an appropriate length of time within which to submit their claims. As described in paragraph 4 of Part III of this document, Telewest will have undertaken an extensive advertising process requesting that all Scheme Claims should be notified to Telewest or Telewest Jersey, as appropriate. Further, at present only three actions related to potential Ancillary Claims have been commenced in the United States against Telewest and other defendants. The background and nature of these actions is separately described in paragraph 2 of Part XV of this document. As a result of the execution of the term sheet signed by Telewest, Telewest Jersey, the Bondholder Committee, W.R. Huff, Liberty Media and IDT on 12 September 2003, the parties to these actions have agreed to stay each of the actions pending completion of the Financial Restructuring as contemplated in the term sheet, and to dismiss the actions with prejudice on completion of the Financial Restructuring. Further details of the release agreement are set out in paragraph 10 of Part II of this document. Apart from these actions, Telewest and Telewest Jersey are not aware of any other potential Ancillary Claims.

Re-globalisation

Following the Effective Date and the Jersey Effective Date (as appropriate), the registered notes held by Definitive Holders will be converted back into global form to be registered in the name of the Holders of such Notes as at the time, in each case, immediately prior to their conversion into definitive registered form. This mechanism is put into place in order to allow New Shares to be distributed pursuant to the Schemes through the Clearing Systems without the need for Bondholders to complete any details of how they would like to receive the New Shares in a Claim Form. Re-globalisation is effected pursuant to the terms of the Schemes.

Initial Share Entitlement

On the Bar Date, Telewest and Telewest Jersey will calculate the number of New Shares to be distributed to each of their respective Notified Scheme Creditors in respect of their Agreed Scheme Claims in the Initial Share Entitlement. The details of how this amount will be calculated by Telewest and Telewest Jersey are set out in Part III of, and in Schedule 3 to, this document.

Final Distribution

To the extent that there are New Shares remaining in escrow when all of the Initial Share Entitlements have been distributed to Scheme Creditors, Telewest or Telewest Jersey will procure that the remaining New Shares are distributed pro rata to Agreed Scheme Creditors, such distribution being the Final Distribution.

Certain US Securities Law Considerations

The New Shares to be distributed pursuant to the Telewest Scheme and the Jersey Scheme to the Scheme Creditors will be distributed pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act, including the exemption provided by section 3(a)(10) thereof, and have not been and will not be registered under the Securities Act or the securities laws of any state of the United States. New Shares issued to a Scheme Creditor who is neither an affiliate for the purposes of the Securities Act of Telewest prior to implementation of the Schemes nor an affiliate of New Telewest after implementation of the Schemes may be sold without restriction under the Securities Act. Scheme Creditors who are affiliates of Telewest prior to implementation of the Schemes, whether or not they are affiliates of New Telewest after implementation of the Schemes, will be subject to timing, manner of sale and volume restrictions on the sale of the New Shares received upon implementation of the Schemes. These restrictions will apply in some circumstances for a period of one year and in certain circumstances for a two year period, under Rule 145(d) under the Securities Act. As defined under Rule 144 under the Securities Act, an “affiliate” is any person that directly or indirectly controls, or is controlled by, or is under common control with, a Telewest or New Telewest entity. Scheme Creditors who believe they may be affiliates for the purposes of the Securities Act should consult with their own legal advisers.

In connection with the Financial Restructuring, New Telewest will enter into a registration rights agreement for the benefit of all persons where resales of New Shares received pursuant to the Schemes may be subject to the limitations of Rule 145 under the Securities Act. Please see paragraph 7 of Part XV of this document for additional information.

In order to qualify for the exemption from the registration requirements of the Securities Act provided by section 3(a)(10), there must be a hearing on the fairness of the Schemes’ terms and conditions to the relevant Scheme Creditors, which all Scheme Creditors are entitled to attend in person or through representatives to oppose the sanctioning of the applicable Scheme, and with respect to which notification will be given to all Scheme Creditors. Telewest and Telewest Jersey intend to rely on the High Court hearings to sanction the respective Schemes for this purpose and will advise the High Court that this is their intention in advance of the sanction hearings.

The New Shares to be distributed to Telewest Shareholders have been registered under the Securities Act, pursuant to a registration statement filed with the United States Securities and Exchange Commission and declared effective by the United States Securities and Exchange Commission on •• 2004.

6.    The Amended Senior Secured Credit Facility Agreement

(i)    The commitment letter

On •• 2004, TCN, Telewest, Telewest UK and New Telewest entered into a commitment letter with the Senior Lenders with respect to the Amended Senior Secured Credit Facility Agreement whereby the Senior Lenders agreed, subject to certain conditions and termination rights, to provide new facilities to TCN.

Under the terms of the commitment letter, the commitment of each of the Senior Lenders to provide the facilities contemplated by the Amended Senior Secured Credit Facility is subject to, among other things, the following conditions:

(aa)	the accuracy and completeness of representations being made by TCN, Telewest, New Telewest and Telewest UK in the commitment letter;

(bb)	the execution of an amended and restated facility agreement relating to the facilities in the form agreed by the Senior Lenders, TCN, Telewest, certain members of the Bondholder Committee and W.R. Huff;

(cc)	the receipt by the steering committee of Senior Lenders of the following agreements in a form satisfactory to the steering committee:

•	binding voting agreements from IDT Corporation, Liberty Media, W.R. Huff and members of the Bondholder Committee, and such voting agreements must represent at least 60 per cent. of the Notes;

•	binding agreements related to the discharge of outstanding liabilities arising under the Derivative Agreements and the entry by TCN into the new derivative agreements. (See paragraph 10(b) of Part II of this document for further information); and

•	binding agreements related to the waiver of defaults arising out of the RB Leases and attaching agreed form novation and amendment agreements in relation to the RB Leases. (See paragraph 10(c) of Part II of this document for further information).

In addition to the foregoing conditions, under the terms of the commitment letter, the Senior Lenders holding at least two-thirds of the value of the total commitments may terminate the Senior Lenders’ obligations under the commitment letter upon notice to Telewest, New Telewest, Telewest UK and TCN of the occurrence of one or more events, including the following:

(aa)	the Schemes fail to become effective on or before the later of • • 2004 or 60 days after the date of any vote by Scheme Creditors to approve the Schemes, subject to such vote occurring on or before • • 2004;

(bb)	Telewest withdraws the Telewest Scheme or Telewest Jersey withdraws the Jersey Scheme, or indicates in writing its intention to do so, or states publicly that it will not support the Financial Restructuring or Telewest fails to confirm to certain Senior Lenders within 48 hours of a request that it is Telewest’s intention to continue with and recommend the Financial Restructuring in all material respects, or there is, in the opinion of the Senior Lenders holding two-thirds of the value of the total commitments, a material change in the terms of the Telewest Scheme or the Jersey Scheme;

(cc)	any of the voting undertakings with certain Bondholders and Liberty Media (described in paragraphs 3 and 4 of Part XV (“Additional information”) of this document) are materially amended (other than in certain limited circumstances) or are withdrawn, or terminated other than by virtue of termination of a voting agreement as a result of the disposal by the beneficial owner in certain circumstances of some or all of the securities to which it relates;

(dd)	any of the Bondholders’ and Liberty Media’s voting agreements are withdrawn or terminated and that termination results in such voting agreements representing less than 60 per cent. of the Notes entitled to be voted in the Schemes, subject to certain exceptions;

(ee)	the agreement with RB Leasing (described in paragraph 10 of Part II of this document), the agreements with the Swap Counterparties (described in paragraph 10 of Part II of this document) or the voting agreement with IDT are withdrawn, terminated or materially amended, or if the Swap Counterparties or RB Leasing take any action or exercise any remedy inconsistent with the Financial Restructuring;

(ff)	a facility agreement for the Amended Senior Secured Credit Facility in agreed form is not signed on or before the Effective Date;

(gg)	any of TCN, Telewest, New Telewest or Telewest UK breaches any representations, warranties or any terms of the commitment letter, or certain other letter agreements between Telewest, TCN and the steering committee, a co-ordinating committee of certain Senior Lenders or PricewaterhouseCoopers (other than breaches already acknowledged), and, if the breach can be remedied, fails promptly to remedy the breach;

(hh)	there occurs a failure to obtain any order of any court (including any interim order), when applied for, or a requisite majority for any vote, when sought, in order for the Resolution to be passed or the Scheme Creditors to approve the Telewest Scheme and the Jersey Scheme;

(ii)	there occurs the making of any order (including any interim order) of any court or governmental body of competent jurisdiction restraining, enjoining or otherwise preventing the consummation of the Financial Restructuring;

(jj)	there occurs an event or circumstance in relation to the Financial Restructuring which would result in the agent for the Senior Lenders or a Senior Lender acting contrary to any law, regulation, or treaty, or any official directive or official request in connection with the commitment letter or the Amended Senior Secured Credit Facility Agreement;

(kk)	any event occurs, or circumstances arise, which, in the opinion of the Senior Lenders holding at least two-thirds of the value of the total commitments, has a material adverse change to the business plan of the Group or a material adverse change to the assets, liabilities, business or prospects of the Group or affects the ability of the TCN Group or Telewest, New Telewest or Telewest UK to perform all, or any, of their respective material obligations under the Amended Senior Secured Credit Facility Agreement and related documents;

(ll)	any written information provided by Telewest or its advisers or any oral information provided by certain officers or advisers of Telewest in connection with the Financial Restructuring to the co-ordinators, the steering committee or the agent of the Senior Lenders or their advisers is inaccurate or incomplete in any respect which, in the reasonable opinion of the Senior Lenders holding at least two-thirds of the value of the total commitments, is regarded as material in the context of the Financial Restructuring, or the decision to provide the Amended Senior Secured Credit Facility;

(mm)	TCN, Telewest, New Telewest or Telewest UK (as the case may be) fails to disclose facts or information in connection with the Financial Restructuring to the agent for the Senior Lenders which, in the reasonable opinion of the Senior Lenders holding at least two-thirds of the value of the total commitments, is regarded as material in the context of the Financial Restructuring, or the decision by a Senior Lender to provide the facilities under the Amended Senior Secured Credit Facility Agreement;

(nn)	any creditor or creditors of Telewest, TCN, New Telewest or Telewest UK takes any action or step which, in the reasonable opinion of the Senior Lenders holding at least two-thirds of the value of the total commitments, is likely to impair any of the security given for the benefit of the Senior Lenders under the security documents relating to the Senior Secured Credit Facility Agreement; and

(oo)	Telewest or Telewest Jersey does not obtain, at least two Banking Days (as defined in the Senior Secured Credit Facility Agreement) before the Effective Date, the agreement of the US Bankruptcy Court to enter a permanent injunction order under section 304 of the US Bankruptcy Code in respect of the Telewest Scheme or the Jersey Scheme.

The commitment letter will automatically terminate on the earlier of (i) the later of 90 days after the execution of the commitment letter or 60 days after the date of any vote by creditors to approve the Schemes, subject to such vote occurring on or before 75 days after the execution of the commitment letter, and (ii) the date the facilities contemplated by the Amended Senior Secured Credit Facility Agreement become effective.

In addition to the other conditions to the commitment letter, Telewest and TCN have undertaken, among other things, that:

(aa)	Telewest will pay to TCN within five Banking Days (as defined in the Senior Secured Credit Facility Agreement) of signing the commitment letter the sum of £41 million (together with accrued interest)

held by Telewest on trust for itself and TCN pursuant to the terms of the trust deed dated 1 October 2002, such payment to be made on the basis that TCN shall be absolutely entitled to any cash or property in the sum of £41 million (together with accrued interest) from the time of receipt of the payment and which repayment would result in the amount being subject to the Senior Lenders’ security interest;

(bb)	TCN will not make any further drawings under the Senior Secured Credit Facility Agreement;

(cc)	TCN will not make, or fund the making of, any payments in respect of principal or cash interest that is owing or may become owing under the terms of the Notes issued by Telewest or Telewest Jersey;

(dd)	TCN will not make (and TCN will procure that no other member of the TCN Group makes) any payment to any member of the Telewest Group (other than members of the TCN Group);

(ee)	they will provide the Senior Lenders with a copy of each proposed public announcement in respect of the Financial Restructuring prior to the announcement and in certain circumstances to obtain their consent prior to making such an announcement;

(ff)	they will supply the Senior Lenders with any material information relating to the Financial Restructuring, Telewest, the Telewest Group or any member of the Telewest Group no later than two banking days (as defined in the commitment letter) after receipt or delivery of the information by a member of the Telewest Group (including any material exchanged between a member of the Group and a creditor, a shareholder or any other strategic investor); and

(gg)	Telewest will use reasonable endeavours to procure the termination of the Relationship Agreement by MediaOne and Microsoft and a release of their accrued rights against Telewest under that agreement.

In addition, TCN, Telewest UK and Telewest agree to indemnify each Senior Lender against any losses or claims incurred in connection with the commitment letter or the term sheet describing the terms of the Amended Senior Secured Credit Facility and New Telewest agrees to guarantee the obligations of TCN, Telewest UK and Telewest under such indemnity.

References in this document to the Amended Senior Secured Credit Facility Agreement becoming effective are references to the Senior Secured Credit Facility Agreement being amended and restated from that date.

In connection with entering into the commitment letter, Telewest, New Telewest, Telewest UK and TCN have agreed to pay the Senior Lenders a fee of 0.4 per cent. of the committed amount of the Amended Senior Secured Credit Facility under the terms of the commitment letter. The fee will be payable on the Business Day following the day on which all parties to the commitment letter have signed the commitment letter.

(ii)    The Amended Senior Secured Credit Facility

The terms and conditions of the facilities that are currently expected to replace the Senior Secured Credit Facility are set out in the form of a loan agreement (the Amended Senior Secured Credit Facility Agreement), which has been negotiated among TCN, Telewest, New Telewest and the representatives of the Senior Lenders.

The Amended Senior Secured Credit Facility will provide TCN (as borrower) with committed credit facilities of £2,030 million in aggregate together with uncommitted credit facilities of £125 million in aggregate. The committed credit facilities comprise four facilities as follows:

(aa)	“Tranche A” term credit facilities in an aggregate principal amount of £1,695 million, maturing on 31 December 2005;

(bb)	“Tranche B” revolving credit facilities in an aggregate principal amount of £140 million, maturing on 31 December 2005;

(cc)	“Tranche C” overdraft facilities in an aggregate principal amount of £50 million, maturing on 31 December 2005; and

(dd)	“Tranche D” term credit facilities in an aggregate principal amount of £145 million, maturing on 30 June 2006.

Tranche D contemplates the provision of additional uncommitted term credit facilities in an aggregate principal amount of £125 million, of which £20 million shall be freely available and £105 million will only be available to be drawn down by TCN with the prior written consent of the Senior Lenders holding at least two thirds in value of the total commitments. The uncommitted amount, to the extent provided, is repayable on 30 June 2006.

Tranches A, B and C will bear interest at a rate of: (a) LIBOR (or the relevant overdraft lender’s fluctuating base rate, in the case of Tranche C) plus (b) the mandatory cost (if applicable) (a rate set by a fixed formula based on applicable English statutory banking regulations or their EU counterparts) plus (c) the applicable margin as indicated below:

Total Senior Debt to Consolidated Annualised TCN Group Net Operating Cash Flow (both as defined in the Amended Senior Secured Credit Facility Agreement)	Applicable Margin
	Tranche A	Tranche B	Tranche C
Greater than or equal to 5:1	4.00%	5.50%	4.00%
Less than 5:1 but greater than or equal to 4.5:1	3.50%	5.00%	3.50%
Less than 4.5:1 but greater than or equal to 4:1	3.00%	4.50%	3.00%
Less than 4:1	2.50%	4.00%	2.50%

The margin will be set for each interest period at the beginning of such interest period by reference to the ratio of TCN’s Total Senior Debt to Consolidated Annualised TCN Group Net Operating Cash Flow (both as defined in the Amended Senior Secured Credit Facility Agreement) in the most recent quarterly management accounts delivered to the Senior Lenders. If TCN has failed to deliver the relevant management accounts, the margin will revert to the highest base in the grid. The margin for the initial six months following the Effective Date will be set by reference to the ratio of TCN’s Total Senior Debt as of the Effective Date to Consolidated Annualised TCN Group Net Operating Cash Flow (both as defined in the Amended Senior Secured Credit Facility Agreement) as set out in agreed quarterly management accounts delivered to the Senior Lenders prior to the effectiveness of the Amended Senior Secured Credit Facility. If, in setting the margin for the initial six-month period after the Effective Date, the ratio of TCN’s Total Senior Debt to Consolidated Annualised TCN Group Net Operating Cash Flow is less than 4:1, then the applicable margin for the initial six-month period after the Effective Date shall be set as if the ratio were equal to 4:1.

Tranche D will bear interest at a rate of: (a) LIBOR plus (b) the mandatory cost (if applicable) plus (c) 5.00 per cent.

If TCN fails to pay any sum on its due date with respect to the facilities, the default interest rate will be 1.00 per cent. higher than the normal interest rate for the relevant tranche.

(iii)    Security for the Facilities

The facilities contemplated to be made available to TCN by the Amended Senior Secured Credit Facility Agreement will be secured by the security interests already existing in relation to the Senior Secured Credit Facility Agreement over, inter alia, the assets of the members of the TCN Group. Certain subsidiaries of TCN will also provide a guarantee of the facilities. Telewest UK will provide a guarantee, an assignment over its rights in respect of loans made by it to TCN or any of TCN’s subsidiaries, and a charge by way of a debenture over its assets (including its shares in TCN) as security for the Amended Senior Secured Credit Facility. In addition:

(aa)	a new first fixed charge will be entered into over a bank account into which cash balances in excess of permitted financial investments of £20 million will be swept on a daily basis;

(bb)	new material entities may provide security over their assets to account for the increase of the material group entity security test from 90 per cent. to 95 per cent.;

(cc)	a deed of subordination, an assignment of loans (including £3.7 billion of intercompany loans) and a floating charge over all other assets will be entered into by each of Flextech Limited, Fleximedia Limited and Telewest Communications Holdco Limited (the “Non-TCN Entities”), each currently not a party to the Senior Secured Credit Facility Agreement;

(dd)	a new first fixed charge over the shares of Telewest UK will be provided by New Telewest;

(ee)	a deed of subordination and assignment of loans will be entered into by New Telewest;

(ff)	an amended and restated deed of subordination will be entered into by Telewest;

(gg)	a deed of subordination will be entered into by Telewest UK; and

(hh)	new security documents will be provided by all the existing security providers on substantially the same terms as the existing security documents, save that the new security documents will secure both the existing secured liabilities and the hedging liabilities of the Swap Counterparties pursuant to the transactions contemplated by the settlement agreements with the Swap Counterparties (see paragraph 10(b) of Part II of this document for further information).

(iv)    Repayment

The Tranche A term credit facilities, the Tranche B revolving credit facilities and the Tranche C overdraft facilities will be repayable by TCN in full on 31 December 2005. The Tranche D term credit facilities and the uncommitted term credit facilities (to the extent the same are made available) will be repayable by TCN in full on 30 June 2006.

(v)    Representations and Warranties

The Amended Senior Secured Credit Facility Agreement will generally contain representations and warranties customary for this type of financing.

(vi)    Mandatory prepayment events

The terms of the Amended Senior Secured Credit Facility Agreement require mandatory prepayment of the credit facilities thereunder in the following circumstances:

(aa)	Cash flow recapture: unless all of the Senior Lenders agree otherwise, commencing with the twelve-month period ending 31 December 2004, TCN will be obligated to use 50 per cent. of Excess Cash Flow, as that term is defined in the Amended Senior Secured Credit Facility Agreement, to prepay the Tranche A, Tranche B and Tranche D facilities on an annual basis unless the ratio of Total Senior Debt to Consolidated Annualised TCN Group Net Operating Cash Flow (each as defined in the Amended Senior Secured Credit Facility Agreement) was less than 3.5:1 for such period. The amount of this prepayment will be reduced by an amount equal to the amount by which the facilities are prepaid and permanently cancelled from any voluntary prepayment and the net proceeds of any permitted debt or equity offering by New Telewest;

(bb)	Change of control: unless the Senior Lenders holding at least two-thirds in value of the total commitments agree otherwise, there will be mandatory prepayment of the facilities (i) if any person or group (as such terms are used in Sections 13(d) and 14(d)(2) of the US Securities Exchange Act of 1934, as amended, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of such plan) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the US Securities Exchange Act of 1934, as amended), directly or indirectly, of 30 per cent. or more of the Voting Stock (as defined in the Amended Senior Secured Credit Facility Agreement) or 30 per cent. or more of the economic interest (excluding any such interest represented by preferred stock of such person or any debt instrument issued by such person in each case which is not Voting Stock or exchangeable or convertible into Voting Stock) of New Telewest; (ii) on the first day on which a majority of the members of the board of directors of New Telewest are not continuing directors (as defined in the Amended Senior Secured Credit Facility Agreement); or (iii) if there is a merger, amalgamation, consolidation or any other similar arrangements involving TCN or any affiliate of TCN not permitted under the loan agreement.

The members of the Bondholder Committee and W.R. Huff will not be deemed to be beneficial owners for the purpose of this provision solely by virtue of either:

•	having been members of the Bondholder Committee or, in the case of W.R. Huff, participating in discussions with such committee or its advisers in relation to the Financial Restructuring, before the Effective Date; or

•	the directors of New Telewest initially appointed by certain members of the Bondholder Committee and W.R. Huff undertaking their bona fide duties as directors;

(cc)	Disposals: unless the Senior Lenders holding at least two-thirds in value of the total commitments agree otherwise, there will be mandatory prepayment of the Tranche A, Tranche B and Tranche D facilities in an amount equal to the net cash proceeds of any sale or disposal of assets, permitted to be made under the terms of the Amended Senior Secured Credit Facility Agreement, except to the extent that those proceeds have been reinvested in the business of TCN within 120 days of that disposal;

(dd)	Disposal of Flextech: unless the Senior Lenders holding at least 95 per cent. in value of the total commitments agree otherwise, there will be mandatory prepayment of the Tranche A, Tranche B and Tranche D facilities in an amount equal to 100 per cent. of the net cash proceeds of the disposal of all or part of the Flextech business;

(ee)	Joint ventures, IPOs and disposals: unless the Senior Lenders holding at least two-thirds in value of the total commitments agree otherwise, there will be mandatory prepayment of the Tranche A, Tranche B and Tranche D facilities in an amount equal to 50 per cent. of the net cash proceeds of any initial public offering of, or disposal of, certain specified joint ventures with the BBC;

(ff)	Equity proceeds: (i) unless the Senior Lenders holding at least 95 per cent. in value of the total commitments agree otherwise, or unless on the relevant testing day the ratio of Total Senior Debt to Consolidated Annualised TCN Group Net Operating Cash Flow (both as defined in the Amended Senior Secured Credit Facility Agreement) was less than 3.5:1, there will be mandatory prepayment of the Tranche A, Tranche B and Tranche D facilities in an amount equal to 25 per cent. of the net cash proceeds of any permitted equity offering by New Telewest or any affiliate of New Telewest. To the extent that TCN has made a voluntary prepayment of the facilities using the proceeds of any permitted debt offering by New Telewest, and in the case of Tranche B, the total commitments thereunder have been permanently cancelled by an amount equal to the prepayment, then the net cash proceeds of any subsequent New Telewest permitted equity offering may be used to prepay that debt and the amount used to prepay that debt will be deducted from the net cash proceeds when determining the net cash proceeds of any equity offering for these purposes. (ii) Unless the Senior Lenders holding at least 95 per cent. in value of the total commitments agree otherwise, there will be mandatory prepayment of the Tranche A, Tranche B and Tranche D facilities in an amount equal to the incremental net cash proceeds of any permitted debt offering by New Telewest to the extent that the cumulative total aggregate amount raised and received in cash exceeds £300 million in 2004 and £400 million in 2005 and thereafter; and

(gg)	Finance Leases and/or Vendor Financing Arrangements: unless the Senior Lenders holding at least two-thirds in value of the total commitments agree otherwise, there will be a mandatory reduction in the commitment under the Tranche B facility in an amount equal to the amount by which finance leases and/or vendor financing arrangements exceed £300 million.

(vii)    Covenants

Covenants Applicable to TCN and certain TCN subsidiaries

In addition to customary affirmative covenants, TCN and (where appropriate) the subsidiaries listed in a schedule to the Amended Senior Secured Credit Facility Agreement will be required to:

(aa)	ensure that all cash balances in excess of permitted financial investments of £20 million are transferred on a daily basis (to the extent banks are open) into a security account for the benefit of the Senior Lenders;

(bb)	ensure that contracts used in the business of TCN and its subsidiaries and entered into after the Effective Date are entered into by TCN or certain of its subsidiaries;

(cc)	inform the agent for the Senior Lenders in writing of any changes to the board of directors and, to the extent such persons are not on the board of directors, the treasurer, the head of finance, the general counsel or the heads of the operating divisions of TCN as soon as reasonably practicable and in any event at least one banking day prior to making any public announcement with respect to such changes; and
(dd)	ensure that it at all times operates as a separate corporate entity from each of Telewest, New Telewest, Telewest UK and any subsidiary of New Telewest that is not a subsidiary of Telewest UK.

The Amended Senior Secured Credit Facility Agreement also includes negative covenants (subject to certain limited permitted exceptions) that restrict TCN’s and certain of its subsidiaries’ and partnerships’ ability to, among other things:

(aa)	incur liens;

(bb)	engage in mergers and make acquisitions;

(cc)	sell assets;

(dd)	guarantee obligations;

(ee)	issue shares;

(ff)	lend money;

(gg)	enter into hedging arrangements;

(hh)	incur additional indebtedness except amounts not in excess of £20 million or in respect of leases and vendor financing arrangements up to a maximum amount of £350 million. Any financing in excess of £300 million is to reduce the commitment under the Tranche B facility;

(ii)	change the nature of its business;

(jj)	enter into transactions with affiliates;

(kk)	carry on business in the United States;

(ll)	redeem or purchase its equity or any other share capital;

(mm)	(i) terminate any existing joint venture documentation, (ii) sell, transfer or cease to exercise direct control over any existing joint ventures, or (iii) authorise capital raising or funding activities by certain existing joint ventures; and

(nn)	prepay certain indebtedness.

In addition, Telewest UK, TCN and its subsidiaries and partnerships will be restricted from making (i) any direct or indirect distribution, dividend, loan or other payment (whether in cash, property, securities or otherwise), (ii) any transfer of any assets, or (iii) any payment (whether in cash, property, securities or otherwise) of principal of, or interest on, subordinated debt, to Telewest or New Telewest or their subsidiaries (other than TCN and certain of its subsidiaries and partnerships), except for:

•	payments by TCN to Telewest UK or payments by Telewest UK to New Telewest, in each case of up to £5 million each year (in the form of loans, dividends or payment of interest on permitted loans to fund the costs of Telewest UK and New Telewest acting as holding companies); and

•	payments by TCN to Telewest UK or Telewest UK to New Telewest in respect of cash interest payable on permitted New Telewest debt that has been used to prepay the Amended Senior Secured Credit Facility and, in the case of Tranche B, permanently cancel an equal amount of the Tranche B commitments, provided that such payments do not exceed the lesser of (a) the aggregate amount of interest that would have been paid on the amount of the Amended Senior Secured Credit Facility that has been prepaid in respect of the same period and (b) the amount of cash interest due and payable by New Telewest in respect of the amount lent by New Telewest to Telewest UK and by Telewest UK to TCN to fund the prepayment in the same period.

The Amended Senior Secured Credit Facility will also apply the following financial covenants to TCN:

(aa)	the ratio of TCN’s Total Senior Debt to Consolidated Annualised TCN Group Net Operating Cash Flow (both as defined in the Amended Senior Secured Credit Facility Agreement) for the quarterly period ending on the quarterly dates described below shall not exceed:

Quarter ending	Ratio
June 30, 2004	5.40
September 30, 2004	5.00
December 31, 2004	4.80
March 31, 2005	4.80
June 30, 2005	4.50
September 30, 2005	4.20
December 31, 2005	4.05

(bb)	the ratio of Consolidated TCN Group Net Operating Cash Flow to Total Senior Debt interest charges (both as defined in the Amended Senior Secured Credit Facility Agreement) for the six-month periods ending on the quarterly dates described below shall not be less than:

Quarter ending	Ratio
June 30, 2004	2.05
September 30, 2004	2.25
December 31, 2004	2.40
March 31, 2005	2.40
June 30, 2005	2.65
September 30, 2005	2.90
December 31, 2005	3.15

(cc)	the maximum total capital expenditure (as defined in the Amended Senior Secured Credit Facility Agreement) for the twelve-month periods ending on the quarterly dates described below shall not exceed:

Quarter ending	Maximum Total Capital Expenditure (£’ m)
June 30, 2004	400
September 30, 2004	390
December 31, 2004	390
March 31, 2005	385
June 30, 2005	375
September 30, 2005	370
December 31, 2005	365

If the Consolidated TCN Group Net Operating Cash Flow exceeds the projected Consolidated TCN Group Net Operating Cash Flow contained in the original long-range plan, then the maximum total capital expenditure for the immediately following twelve-month period will be increased by 50 per cent. of the difference between the actual and projected net operating cash flow. This covenant will cease to apply when the ratio of Total Senior Debt to Consolidated Annualised TCN Group Net Operating Cash Flow for that twelve-month period ending on a quarterly date is less than 4.0, but will be reinstated if the ratio is subsequently greater than 4.0 on any subsequent quarterly date. All capitalised terms in this sub-paragraph are as defined in the Amended Senior Secured Credit Facility Agreement.

(dd)	the minimum Financial Contribution (as defined in the Amended Senior Secured Credit Facility Agreement) for the six-month periods ending on the quarterly dates described below cannot be less than:

Quarter ending	£’m
June 30, 2004	430
September 30, 2004	445
December 31, 2004	455
March 31, 2005	465
June 30, 2005	480
September 30, 2005	495
December 31, 2005	505

This covenant will cease to apply when the ratio of Total Senior Debt to Consolidated Annualised TCN Group Net Operating Cash Flow for any quarterly period is less than 4.0, but will be reinstated if the ratio is subsequently greater than or equal to 4.0 on any subsequent quarterly date.

Covenants Applicable to New Telewest and Telewest UK

Pursuant to separate deeds of subordination, New Telewest and Telewest UK will also be subject to certain affirmative covenants in connection with the Amended Senior Secured Credit Facility. In addition, they will each be required to act solely as a holding company and to take certain steps to operate as a separate corporate entity from their respective subsidiaries and from one another. New Telewest will also be required to on-lend 50 per cent. of the net cash proceeds of any permitted equity offering to Telewest UK (to on-lend to TCN) and TCN will then be required to apply an amount equal to 25 per cent. of the net cash proceeds of such permitted equity offering to the mandatory prepayment of the Amended Senior Secured Credit Facility.

The deeds of subordination will also contain negative covenants (subject to certain permitted exceptions) that restrict in different manners New Telewest’s and Telewest UK’s ability to, among other things:

(aa)	engage in transactions with affiliates;

(bb)	incur liens;

(cc)	engage in mergers, make acquisitions or establish any person;

(dd)	carry on a business or own any assets in the TCN Group or otherwise own material assets;

(ee)	in the case of New Telewest, incur indebtedness, except to the extent that (a) the ratio of Total New Telewest Group Debt (including such borrowed amount) is not more than 5.5 times Consolidated Annualised TCN Group Net Operating Cash Flow (both as defined in the Amended Senior Secured Credit Facility Agreement), (b) the amount borrowed in respect of which interest is not required to be paid in cash, in whole or in part, does not exceed £500 million, it being understood that the principal amount of such borrowed amount from time to time shall include the original principal amount thereof together with all interest which has accrued thereon and been capitalised or which will accrue and may be capitalised up to and including 30 June 2006 and any additional notes or other debt issued or which may be issued as payment of interest thereon in kind up to and including 30 June 2006 and, with respect to borrowed money issued at a discount, the principal amount of such borrowed amount at any time shall be the accreted value thereof up to and including 30 June 2006, (c) the amount borrowed is not scheduled to be repaid and is not mandatorily redeemable earlier than 1 January 2010 and there is no other right of early repayment (subject to certain exceptions), (d) there is no recourse to and no amount may be paid by Telewest UK and its subsidiaries and TCN and its subsidiaries except as permitted by the Amended Senior Secured Credit Facility Agreement, and (e) any borrowed amount that is downstreamed to Telewest UK and TCN does not bear interest (subject to one limited exception), is not repayable prior to 1 January 2010 and is not subject to a right of early payment;

(ff)	in the case of Telewest UK, incur indebtedness, other than indebtedness both (a) which is lent to it by New Telewest and is immediately and fully on-lent to TCN as subordinated debt and (b) in respect of which payments may only be made prior to the date on which the new secured obligations are satisfied in full so as to constitute permitted payments under the Amended Senior Secured Credit Facility Agreement;

(gg)	incur indebtedness;

(hh)	in the case of New Telewest, enter into hedging arrangements other than currency hedges with respect to non-sterling permitted debt issuances up to a maximum principal amount of £500 million;

(ii)	in the case of Telewest UK, enter into any hedging arrangements;

(jj)	allow its subsidiaries (and, in the case of Telewest UK, itself) to carry on business or be managed in the United States;

(kk)	incur non-indebtedness liabilities which, in the aggregate, exceed £25 million plus certain permitted cash amounts from permitted equity issues on the balance sheet;

(ll)	prepay indebtedness other than in certain limited circumstances; and

(mm)	permit to subsist any guarantee other than in certain limited circumstances.

The existing deed of subordination to which Telewest is a party will be amended and Telewest will also enter into a new deed of subordination which will limit its conduct prior to its dissolution.

(viii)    Events of Default

The Amended Senior Secured Credit Facility will provide customary events of default, which are subject to grace periods and materiality standards. The events of default will also include TCN after a grace period ceasing to have on its board of directors a director who is either a non-executive director of TCN and not a member of management of New Telewest and its subsidiaries or the general counsel of New Telewest and who, in each case, (i) has not been a shareholder of Telewest and its subsidiaries or New Telewest or any of its subsidiaries (other than ownership of shares (a) obtained as part of compensation as a director, officer or employee or (b) representing less than 0.25 per cent. of the issued share capital of New Telewest or Telewest), (ii) is independent of the shareholders of New Telewest (for these purposes, a person will be deemed to be “independent” if such person is not (or has not been for the last three years prior to appointment) an employee, principal officer or director of any institution that was a member of the Bondholder Committee, W.R. Huff, Liberty Media, IDT Corporation or any institution holding more than 5 per cent. of the share capital of Telewest or New Telewest) or any of their respective affiliates and (iii) is not a director of New Telewest or any affiliate of New Telewest other than Telewest UK, TCN or a subsidiary of TCN.

(ix)    Conditions precedent to the Amended Senior Secured Credit Facility

The ability of TCN to borrow under the Amended Senior Secured Credit Facility shall be subject to numerous conditions precedent. These conditions are in addition to the conditions and termination rights set out in the commitment letter. Assuming the conditions precedent to the commitment letter are satisfied and none of the termination rights under the commitment letter have been exercised, the Amended Senior Secured Credit Facility Agreement will be entered into. The effectiveness of the Amended Senior Secured Credit Facility Agreement, including availability of the committed credit facilities, will still be conditional upon numerous conditions, including the following conditions, among other things, being satisfied:

(aa)	the Telewest Scheme becoming effective;

(bb)	the cancellation or conversion into equity of all intercompany loans owed by TCN to Telewest;

(cc)	the transfer of certain assets and leases from Telewest to TCN and Telewest UK under the Transfer Agreement;

(dd)	the granting of certain security interests by TCN, its subsidiaries and New Telewest and its subsidiaries in favour of the Senior Lenders;

(ee)	the provision of evidence by Telewest of the cancellation of outstanding Telewest swap contracts and their replacement with executed settlement agreements entered into by TCN;

(ff)	the advance of £160 million, which was made to TCN by the Senior Lenders on 27 September 2002, having been repaid;

(gg)	the provision of evidence that Telewest has been delisted from the London Stock Exchange and that New Telewest has been accepted for quotation on the Nasdaq National Market, subject to notice of issuance;

(hh)	the amendment of the articles of association of TCN to require, among other things, the approval of directors representing two-thirds of the board of TCN, including the vote of an independent director of TCN to:

•	institute or consent or take any similar step relating to the liquidation, bankruptcy, winding-up or dissolution of TCN;

•	amend the memorandum or articles of association of TCN, including these provisions;

(ii)	the provision of additional security by New Telewest and Telewest UK, including deeds of subordination and assignment of loans and the provision of substantially similar security to the existing security by the existing security providers to cover both the existing secured liabilities and the hedging liabilities of the Swap Counterparties pursuant to the transactions contemplated by the settlement agreements dated • • 2004 with such Swap Counterparties);

(jj)	the provision of a certified copy of the annual budget for 2004 for TCN and its subsidiaries for the period commencing on 1 January 2004 and ending on 31 December 2004 on a monthly basis;

(kk)	the execution by TCN of the amendment fee letter from CIBC World Markets plc as Agent to TCN, together with evidence that the fees due and payable and referred to in such letter have been paid;

(ll)	the approval by a majority of the Telewest Shareholders of the transfer by Telewest of substantially all of its assets on the terms and conditions set out in the Transfer Agreement;

(mm)	the provision of a copy of the termination agreement reflecting the termination and waiver of all accrued rights by Liberty Media of the Relationship Agreement between, among others, Telewest, Liberty Media and Microsoft (with a warranty from Telewest relating to past compliance);

(nn)	the provision of a letter from Microsoft confirming that the Relationship Agreement has been terminated as between Microsoft and Telewest;

(oo)	the provision of (i) a schedule of the cash balances of Telewest immediately prior to the effective date of the Amended Senior Secured Credit Facility and agreement as to the application of such cash on the effective date of the Amended Senior Secured Credit Facility and (ii) a schedule of the fees and expenses reasonably incurred in connection with the proposed recapitalisation of Telewest which are payable by TCN up to the maximum aggregate amount of £20 million;

(pp)	the provision of a copy of the Registration Statement relating to New Telewest, together with confirmation that such Registration Statement is effective or will become effective on delivery of an office copy of the Order to the Registrar of Companies for registration;

(qq)	the provision of a copy of the KPMG opinion addressed to Telewest in form and substance satisfactory to the Senior Lenders on the impact of the reorganisation and a copy of the steps paper being prepared by KPMG in form and substance satisfactory to the Senior Lenders to summarise the tax impact of the restructuring, on which the Senior Lenders may rely under the terms of certain reliance letters, together with a copy of a Code of Practice 10 submission to and ruling from the UK Inland Revenue in relation to the transactions contemplated by the Transfer Agreement, including counsel’s instructions and opinion on the timing of the disposal of the sub-group;

(rr)	the provision of copies of the permanent orders from the US Bankruptcy Court under Section 304 of the US Bankruptcy Code in relation to Telewest and Telewest Jersey;

(ss)	Telewest, Telewest Jersey, New Telewest, Telewest UK and The Bank of New York having entered into an escrow agreement for the receipt and distribution of New Telewest common stock;

(tt)	the provision of a copy of the release agreement with a group of plaintiffs consisting of Eximius Capital Funding, Ltd., Angelo Gordon & Co., L.P., Oaktree Capital Management LLC, Capital Research and Management Company, Goldentree Asset Management, LP, W.R. Huff CM, L.L.C., WRH High Yield Partners, L.P. and Qwest Occupational Health Trust, together with written confirmation that all the conditions to such release agreement have been satisfied or will be satisfied as at the effective date of the Amended Senior Secured Credit Facility Agreement;

(uu)	a hedge counterparties deed of accession having been duly executed by each of the new hedge counterparties; and

(vv)	the appointment of an independent director of TCN.

Certain of the conditions to the Amended Senior Secured Credit Facility Agreement becoming effective relate to intercompany loans within the Group which have arisen in part because of intra-group reorganisations and because of payment of the proceeds of the Notes to TCN.

One of the conditions is the cancellation or conversion into equity of all outstanding loans made by Telewest to TCN. These outstanding loans, totalling approximately £[3.93] billion, are currently charged to the Senior Lenders by way of assignment and are also subordinated to the payment of the Senior Secured Credit Facility. Certain of these outstanding loans owed by TCN to Telewest will be transferred to Telewest UK and then released in consideration for the issue of new shares in TCN. Other intercompany loans arising from intra-group reorganisations are currently owed by Telewest to various members of the Group, which are not also members of the TCN Group (the "Non-TCN Entities"). The obligation to pay these intercompany loans will be novated to Telewest UK at the same time as the completion of the Transfer Agreement, and the resulting loans owed to the Non-TCN Entities will be charged to the Senior Lenders by way of assignment.

A further condition precedent to the Amended Senior Secured Credit Facility Agreement relating to intercompany loans within the Group is the assignment and novation by Telewest to TCN of all its rights and obligations in relation to intercompany debts owed by Telewest to certain subsidiaries inside the TCN Group. Corresponding intercompany debts owed by TCN to Telewest will be cancelled as required by the condition precedent described above.

The cancellation, conversion into equity or novation of these intercompany debts is expected to take place shortly before the Effective Date, once the majority of the conditions precedent to the Amended Senior Secured Credit Facility Agreement are satisfied.

(x)    Fees under the Amended Senior Secured Credit Facility

It is currently expected that TCN will enter into the Amended Senior Secured Credit Facility Agreement. That agreement when executed will require TCN to also enter into an amendment fee letter with CIBC World Markets plc as agent for the Senior Lenders. Under the amendment fee letter, TCN will become obligated to pay the Senior Lenders on the occurrence of the Effective Date an amendment fee of £30,450,000 less the amount of the commitment fee paid pursuant to the terms of the commitment letter.

In addition, under the amendment fee letter, TCN will become obligated to pay on the earlier of (i) 28 February 2005 and (ii) the date on which the quarterly management accounts and compliance certificate are delivered under the Amended Senior Secured Credit Facility Agreement in respect of the quarter ending 31 December 2004 a fee calculated on the committed amount of the facilities on 31 December 2004 and determined by reference to the ratio of TCN’s Total Senior Debt to Consolidated Annualised TCN Group Net Operating Cash Flow (as defined in the Amended Senior Secured Credit Facility Agreement) determined as at 31 December 2004. The fee will be 0.75 per cent. of the committed amount of the facilities on 31 December 2004 if the ratio is greater than or equal to 4.25:1, and 0.375 per cent. of the committed amount if the ratio is less than 4.25:1 but greater than or equal to 3.75:1, and zero if the ratio is less than 3.75:1. In the event that quarterly management accounts and a compliance certificate are not delivered by 28 February 2005, the fee will be 0.75 per cent. of the committed amount.

TCN will also be obliged to pay customary agency and commitment fees.

7.    The Possible Alternative Financing

If entered into, the Amended Senior Secured Credit Facility will consist of total committed credit facilities of approximately £2,030 million, most of which will mature on 31 December 2005. New Telewest does not expect to be able to generate sufficient free cash flow to be able to repay that debt on 31 December 2005 and will therefore need to refinance a substantial portion of the Amended Senior Secured Credit Facility before that date. The inability to refinance this indebtedness is a significant risk to New Telewest.

Before the Effective Date, New Telewest may be able to arrange Alternative Financing with which to refinance the entire amount of its indebtedness under the Senior Secured Credit Facility Agreement on or before the Effective Date. It would therefore not need to enter into the Amended Senior Secured Credit Facility. An Alternative Financing might include new credit facilities with a new group of senior lenders or some of the existing lenders, the issuance of bonds or other securities, or a combination of those elements by New Telewest, Telewest UK and/or TCN and their subsidiaries. Any such Alternative Financing would only be entered into if the directors of Telewest considered that such Alternative Financing was on terms which, taken as a whole, are more advantageous to the Group than the terms of the Amended Senior Secured Credit Facility Agreement. In reaching this decision, the directors of Telewest will consider the consequences of entering into the Alternative Financing, including the effect on any other necessary related arrangements with parties whose participation in the Financial Restructuring is required. Such necessary related arrangements might include, for example, obtaining consents or obtaining the waiver or amendment of other related documents including the Transfer Agreement, the voting agreements with certain of the Bondholders and Scheme Creditors, the settlements with the Swap Counterparties, the settlement with RB Leasing and other agreements described in this document.

8.    The First EGM and the Resolution

The Telewest Scheme is conditional, inter alia, on the approval of the Resolution by Telewest Shareholders. The First EGM has been convened for [17 May] 2004 for the purpose of seeking the necessary approval from Telewest Shareholders. The Resolution is an ordinary resolution to approve the disposal by Telewest of substantially all of the assets of Telewest on the terms and conditions set out in the Transfer Agreement, as required by the Listing Rules. An ordinary resolution is passed if it is supported by a simple majority of those present and voting (on a show of hands) or a simple majority of votes cast (on a poll).

The Directors have recommended that the Telewest Shareholders vote in favour of the Resolution as they intend to do in respect of their own beneficial shareholdings. Liberty Media has also undertaken to Telewest, subject to certain conditions and termination rights, to procure that members of the Liberty Media Group holding Telewest Shares vote in favour of the Resolution. IDT has also undertaken to Telewest, subject to certain termination rights, to procure that members of the IDT Group holding Telewest Shares vote in favour of the Resolution. Together, members of the Liberty Media Group and the IDT Group hold over 48 per cent. of Telewest’s issued share capital.

9.    Section 304 of the US Bankruptcy Code

Following the filing of their respective applications with the relevant Courts seeking, among other things, leave to convene the Meetings, Telewest and Telewest Jersey will apply for preliminary injunctive relief and permanent injunctive relief by orders from the US Bankruptcy Court in an action filed under section 304 of the US Bankruptcy Code. The permanent injunctive relief will be effective upon, and subject to the occurrence of, the effectiveness of all of the Schemes.

Section 304 of the US Bankruptcy Code provides a means through which foreign trustees, liquidators, receivers and similar functionaries, and sometimes foreign debtors, may seek relief in the US bankruptcy courts ancillary to a foreign reorganisation or discharge proceeding, such as a scheme of arrangement.

The preliminary injunction being sought will seek to enjoin Scheme Creditors from:

•	commencing or continuing any action or legal proceeding or from seeking discovery against Telewest, Telewest Jersey or any of their subsidiaries;

•	enforcing any judicial, administrative or regulatory judgment or order or arbitration award obtained against Telewest, Telewest Jersey or any of their subsidiaries; and

•	commencing or continuing any action or legal proceeding to create, perfect or enforce any lien, set-off, attachment or other claim against Telewest, Telewest Jersey or any of their subsidiaries.

After the Courts sanction the Schemes, Telewest and Telewest Jersey will seek permanent injunctive relief effective upon and subject to the occurrence of the Effective Date and the Jersey Effective Date substantially on the terms that:

•	the Schemes be given full force and effect and be binding and enforceable against each of the Scheme Creditors;

•	the terms of the preliminary injunction become permanent in substantially the same form;

•	Scheme Creditors will be enjoined from commencing or continuing any action or legal proceeding against (i) the directors, former directors or advisers of Telewest or Telewest Jersey or any of their subsidiaries, (ii) the Noteholders’ Trustee and the Jersey Noteholders’ Trustee (iii) New Telewest or any of its subsidiaries or any of their directors, former directors or advisers, or (iv) Liberty Media, W.R. Huff, and the Bondholder Committee and their advisers, and from seeking discovery of any nature from these parties that arises in relation to, or in connection with, or in any way out of, the Notes, the Indentures, the implementation of the Schemes, the foreign proceedings or the Financial Restructuring, including, without limitation, each and every liability in respect of a Scheme Claim;

•	the High Court or Jersey Court (as relevant) retains exclusive jurisdiction to hear and determine any action or proceeding and to settle any dispute that may arise out of the construction, interpretation or administration of the Schemes, provided that the Scheme Creditors will remain subject to the governing law and jurisdiction provisions in any contract between the relevant company and any of its Scheme Creditors; and

•	the US Bankruptcy Court:

•	retains jurisdiction over the enforcement, amendment or modification of the injunction and any request for additional relief or other proceedings within the jurisdiction of the US Bankruptcy Court; and

•	orders that no action taken by the relevant company in relation to the section 304 order constitutes any waiver of its ability to appear in the US Bankruptcy Court for certain purposes without becoming subject to the jurisdiction of any other court in the United States, or for any other purpose in the US Bankruptcy Court.

Obtaining the orders under section 304 of the US Bankruptcy Code described above is a condition to the Schemes which is waivable by the Bondholders. This condition will be deemed to have been waived by the Bondholders if more than 50 per cent. of all Bondholders (by Principal Amount) as at the Record Date notify Telewest that they consent to its waiver.

10.     Compromises effected outside the Telewest Scheme

(a)    Release Agreement

Telewest and some of its present and former officers, directors and affiliates (including Liberty Media and IDT) have reached an agreement with a group of plaintiffs consisting of Eximius Capital Funding, Ltd., Angelo Gordon & Co., L.P., Oaktree Capital Management, LLC, Capital Research and Management Company, Goldentree Asset Management, LP, W.R. Huff CM, L.L.C., WRH High Yield Partners, L.P. and Qwest Occupational Health Trust to settle claims made by one or more of the plaintiffs in actions in the United States against Telewest, certain of Telewest’s current and former directors and officers and a Liberty Media affiliate. Details of these actions can be found under the heading “Eximius Litigation” in Part IX of this document.

The release agreement, which is conditional upon the Effective Date, provides that the parties will covenant not to sue each other and will fully, finally and forever release each other with respect to any and all claims arising out of, relating to or in connection with Telewest or any of its shares, debentures or derivative agreements. The release agreement does not contemplate the payment of any consideration by Telewest to the plaintiffs, although Telewest has separately agreed to pay the plaintiffs’ litigation expenses.

In addition, prior to the sanction of the Telewest Scheme by the High Court, W.R. Huff will procure the consent of The Huff Alternative Fund LP to the withdrawal or dismissal of the winding-up petition presented by Crédit Agricole Indosuez in respect of Telewest dated 29 October 2002 and the taking of all steps that are necessary to inform the High Court of that consent.

(b)    Settlement with the Swap Counterparties

Telewest is a party to the Derivative Agreements with the Swap Counterparties under which payments by Telewest of approximately £33.3 million, plus default interest, remain unpaid. The Swap Counterparties are all unsecured creditors that would rank equally with the Telewest Scheme Creditors on a liquidation of Telewest. However, each of the Swap Counterparties is, or is an affiliate of, a Senior Lender and their consent is required to enter into the Amended Senior Secured Credit Facility Agreement. The support of the Swap Counterparties is essential to the continuation of the Group’s business as a going concern and to the implementation of the Financial Restructuring. Therefore, the Directors believe that it is in the best interests of Telewest for a compromise to be reached with the Swap Counterparties outside the Telewest Scheme.

Telewest and TCN have entered into separate novation and settlement agreements dated •• 2004 with each of the Swap Counterparties. Under these agreements, the Derivative Agreements and all of the outstanding liabilities under them will be novated to TCN for full consideration and will be discharged on the Effective Date (subject to certain conditions). The settlement agreements also provide that TCN will enter into a £1 billion notional amount fixed-for-floating interest rate swap for a period of three years, set at a 90 basis point premium over a market-fixed swap rate. The premium on the interest rate swap is calculated to compensate the Swap Counterparties for the discharge of the liability under the swaps. The fair value of the interest rate swap premium will reduce over the term of the swap agreement. The new swap will be entered into with the Swap Counterparties. The interest rate swap will have a share in the security provided to the Senior Lenders under the terms of the Amended Senior Secured Credit Facility Agreement.

Under the terms of the settlement agreements, the Swap Counterparties have conditionally agreed not to commence or continue any legal action against Telewest in relation to the Derivative Agreements. In addition, under a side letter to its settlement agreement, Crédit Agricole Indosuez has conditionally agreed to seek the dismissal of the winding-up petition which it presented on 29 October 2002. The winding-up petition was presented following the non-payment by Telewest of approximately £10.5 million due to Crédit Agricole Indosuez. The Royal Bank of Scotland has also conditionally agreed to withdraw its support for the winding-up petition under the terms of a side letter to its settlement agreement. The consent of The Royal Bank of Scotland is required because The Royal Bank of Scotland has served a notice of intention to appear in support of the winding-up petition.

(c)    Settlement with RB Leasing

Telewest and TCN are in breach of the RB Leases. The RB Leases provided Telewest and TCN with the financing necessary to obtain certain telephone and television software, hardware and related equipment. The equipment provided under the RB Leases is essential to the operation of Telewest’s and TCN’s businesses. If the RB Leases were to be terminated by RB Leasing as a result of breaches which have arisen, or that may arise as a result of the Financial Restructuring, Telewest and TCN would be required to pay all amounts due and not paid over the term of the RB Leases. Telewest and TCN are permitted under the RB Leases to sell the leased software, hardware and equipment on behalf of RB Leasing and apply any proceeds against amounts otherwise due to RB Leasing.

RB Leasing, the counterparty to the RB Leases, is a member of the same group of companies as one of the Senior Lenders, The Royal Bank of Scotland. RB Leasing is an unsecured creditor that would rank equally with the Scheme Creditors on a liquidation of Telewest although it is the owner of the equipment. However, the financing provided by RB Leasing under the RB Leases is essential to the continuation of the Group’s business as a going concern and the support of The Royal Bank of Scotland, as a Senior Lender, is essential to the implementation of the Financial Restructuring. In addition, the Amended Senior Secured Credit Facility Agreement is conditional upon, inter alia, novation of the RB Leases to which Telewest is currently a counterparty from Telewest to TCN for which RB Leasing’s consent is required. Therefore, the Directors believe that it is in the best interests of Telewest for the RB Leases to be paid in full on an ongoing basis and for an agreement to be reached with RB Leasing to waive the breaches under the RB Leases which have arisen or may arise as a result of the Financial Restructuring and novate to TCN the RB Leases to which Telewest is currently a counterparty.

RB Leasing has reached an agreement with Telewest and TCN, conditional upon the Effective Date and certain other conditions, to waive the breaches of the terms of the RB Leases, including those (a) which have arisen or (b) which may arise by reason of the Financial Restructuring. In consideration for RB Leasing’s waiver, Telewest has agreed to (i) a reduced term in respect of the RB Leases with TCN; (ii) an increased margin on the RB Leases; (iii) the amendment of the rental profile on each RB Lease to include a balloon rental to fully amortise RB Leasing’s investment in each RB Lease; (iv) the payment of a default waiver fee of 1.5 per cent. on the capital amount outstanding on all of the RB Leases of approximately £471,000; (v) the payment by TCN of a supplementary rental in an amount of approximately £529,000 on 30 September 2006 in respect of the RB Leases; and (vi) the payment of any swap breakage costs which may arise in 2006 following the revised maturity of the RB Leases with TCN.

RB Leasing has entered into a waiver agreement with Telewest and TCN setting out the terms on which the RB Leases will be amended to provide the consideration for the waiver referred to above. The waiver agreement also provides that those RB Leases to which Telewest (and not TCN) is a counterparty will be novated to TCN. This waiver agreement is conditional upon the Effective Date and the occurrence of the following events, among other things:

•	the novation and/or amendment of the RB Leases on the terms outlined above;

•	resolutions of the board of directors of Telewest and its subsidiaries approving and authorising the entry into the waiver agreement and authorising its appropriate officers to execute and deliver the waiver agreement;

•	The Royal Bank of Scotland plc reaching agreement with Telewest and its subsidiaries in respect of foreign exchange contracts to which it is a counterparty;

•	the payment by TCN of a default waiver fee of 1.5 per cent. on the capital amount outstanding on all the RB Leases as at 31 March 2004; and

•	the payment by Telewest of reasonable legal costs and expenses incurred by RB Leasing prior to the Effective Date.

If the Scheme does not become effective, the waiver agreement will not become effective. Documentation to amend the RB Leases in accordance with this waiver letter, and to novate those RB Leases to which Telewest is a counterparty to TCN, is in agreed form and attached as a schedule to the waiver agreement.

11.    Voluntary Liquidation of Telewest and Telewest Jersey

Telewest

Following the Effective Date, the Directors will seek to wind up Telewest using a members’ voluntary liquidation. Pursuant to the Transfer Agreement, substantially all of the assets of Telewest (including the shares in TCN and Telewest’s other operating companies, but excluding the shares in Telewest Jersey and one share of New Telewest common stock) will be transferred to Telewest UK. The Transfer Agreement provides that Telewest will retain any cash held by Telewest immediately before completion of the Transfer Agreement to be held on trust to pay (i) the fees and expenses of the liquidators of Telewest and Telewest Jersey; (ii) the costs and expenses incurred in connection with the implementation of the Financial Restructuring, including advisors’ fees; and (iii) any other debts and liabilities of Telewest or Telewest Jersey, as appropriate. Any surplus not used to make such payments will be transferred to Telewest UK and downstreamed to TCN together with any accrued interest. In consideration for the transfer, Telewest UK will assume responsibility for the satisfaction of all of the debts, obligations and liabilities of Telewest, except for those debts, obligations and liabilities compromised in the Scheme, certain expenses arising as a result of the Financial Restructuring and such debts and liabilities as are paid out of the cash amount held on trust. Pursuant to the Transfer Agreement, Telewest UK will indemnify Telewest in respect of all liabilities of Telewest that have not been compromised on the Effective Date (with the exception of certain expenses arising as a result of the Financial Restructuring and such debts and liabilities as are paid out of the cash amount held on trust), and therefore Telewest expects that any liabilities which have not been compromised under the Telewest Scheme, and which have not been transferred to Telewest UK or another Group company pursuant to the Transfer Agreement, will be met in full.

As all of Telewest’s assets (with certain exceptions outlined above) will have been transferred to Telewest UK pursuant to the Transfer Agreement, Telewest Shareholders will not receive any dividend during the course of the liquidation.

Telewest expects to commence the members’ voluntary liquidation shortly after the Effective Date. Under the terms of the Amended Senior Secured Credit Facility, Telewest is not permitted to commence the liquidation until the material contracts and guarantees referred to in paragraph 4 of this Part II have been novated. In order to commence the members’ voluntary liquidation, the Directors must swear a statutory declaration that Telewest will be able to pay its debts in full within a period not exceeding 12 months from the commencement of the winding-up. Once that statutory declaration has been sworn, the following Shareholders’ resolutions will be proposed at the Second EGM following the Effective Date: (i) a special resolution to wind up Telewest; (ii) an ordinary resolution to appoint a liquidator of Telewest; and (iii) an extraordinary resolution to sanction the exercise by the liquidator of certain additional powers. The members’ voluntary liquidation will commence once the special resolution to wind up Telewest has been passed.

The Telewest Scheme is not conditional upon these additional Shareholders’ resolutions being passed. It is a term of the voting agreements entered into by Liberty Media and IDT that members of the Liberty Media Group and the IDT Group will vote in favour of any resolution to liquidate Telewest. Together, members of the Liberty Media Group and the IDT Group hold over 48 per cent. of Telewest’s issued share capital. Further details of these voting agreements are set out in paragraphs 4 and 5 of Part XV (“Additional Information”) of this document.

Special and extraordinary resolutions are passed if supported by not less than three quarters of members present and voting in person (on a show of hands) or not less than three quarters of the votes cast (on a poll). An ordinary resolution is passed if it is supported by a simple majority of those present and voting (on a show of hands) or a simple majority of the votes cast (on a poll).

Telewest Jersey

Following the Jersey Effective Date, the Jersey Directors will seek to wind up Telewest Jersey summarily. The Jersey Directors believe that all of Telewest Jersey’s liabilities will have been compromised under the Jersey Scheme. In the event that any liabilities of Telewest Jersey remain outstanding following the Jersey Effective Date, Telewest UK has also agreed to indemnify Telewest Jersey in respect of such liabilities (with the exception of certain expenses arising as a result of the Financial Restructuring and debts and such liabilities as are paid out of the cash amount held on trust) pursuant to the terms of the Transfer Agreement. Therefore, Telewest Jersey expects to meet any liabilities which have not been compromised under the Jersey Scheme in full.

As Telewest Jersey is a special purpose vehicle set up to issue the Jersey Notes, it has no assets other than the Jersey Intercompany Debt which will be compromised pursuant to the Telewest Scheme. Telewest (Telewest Jersey’s sole shareholder) will not receive any dividend during the course of Telewest Jersey’s liquidation.

Telewest Jersey expects to commence the summary winding-up shortly after the Jersey Effective Date. In order to commence the summary winding-up of Telewest Jersey, the Jersey Directors must sign a statement of solvency. The statement will set out that, having made full enquiry into Telewest Jersey’s affairs, each Jersey Director is satisfied that Telewest Jersey will be able to discharge its liabilities in full within six months after the commencement of the winding-up. Telewest is the sole shareholder of Telewest Jersey and as such will be able to pass the following resolutions on short notice after the Jersey Directors have made a statement of solvency: (i) a special resolution to wind up Telewest Jersey summarily; and (ii) a special resolution to appoint a liquidator (if required). The special resolution to wind up Telewest Jersey must be passed within 28 days after the statement of solvency. The summary winding-up will commence once the special resolution to wind up Telewest Jersey has been passed.

12.    Interests of certain persons in the Financial Restructuring

Current Directors and Executive Officers

Shareholdings and Options

Telewest’s current directors and executive officers beneficially own 291,435 Telewest Shares in the form of Telewest Ordinary Shares, representing less than 1.0 per cent. of Telewest’s issued share capital. In addition, Telewest’s directors and executive officers could at their option receive up to an additional 62,680 Telewest Shares under certain Telewest incentive share schemes in which Telewest’s directors and executive officers participate. In aggregate, it is anticipated that the Telewest Shares held by Telewest’s directors and executive officers, including shares received under certain Telewest incentive share schemes, will entitle them to receive approximately 440 New Shares in connection with the Financial Restructuring representing less than 0.01 per cent. of the New Shares after the Financial Restructuring. Telewest directors beneficially owning 98,103 Telewest Shares, or less than 1.0 per cent. of Telewest’s issued share capital, have indicated their intention to vote these shares in favour of the Financial Restructuring.

Cob Stenham, who is the chairman of the board of both Telewest and New Telewest, currently beneficially owns 40,000 Telewest Shares, representing less than 0.01 per cent. of Telewest’s issued share capital. As a result of his ownership interests in Telewest Shares, it is anticipated that Mr Stenham will be entitled to receive 49 New Shares, representing less than 0.01 per cent. of the New Shares. In addition, Mr Stenham has a right to receive 10,977 Telewest Shares under certain share option schemes. However, all of the options have exercise prices that are currently higher than the market value of a Telewest Share. Were Mr Stenham to exercise his options, it is anticipated that he would be entitled to receive a further 13 New Shares in connection with the Financial Restructuring.

Denise Kingsmill, who is currently a director of Telewest, currently beneficially owns 30,983 Telewest Shares, representing less than 0.01 per cent. of Telewest’s issued share capital. As a result of her ownership interests in Telewest Shares, it is anticipated that Denise Kingsmill will be entitled to receive 38 New Shares, representing less than 0.01 per cent. of the New Shares, in connection with the Financial Restructuring.

Tony Rice, who is currently a director of Telewest, currently beneficially owns 27,120 Telewest Shares, representing less than 0.01 per cent. of Telewest’s issued share capital. As a result of his ownership interests in Telewest Shares, it is anticipated that Mr Rice will be entitled to receive 33 New Shares, representing less than 0.01 per cent. of the New Shares, in connection with the Financial Restructuring.

Stephen Cook is currently a director of Telewest and does not, as at the date of this document, beneficially hold any Telewest Shares. Mr Cook has a right to receive 2,231,151 shares under certain share option schemes. However, all of the options have exercise prices that are currently higher than the market value of a Telewest Share. Were Mr Cook to exercise his options, it is anticipated that he would be entitled to receive 2,773 New Shares representing less than 0.01 per cent. of the New Shares, in connection with the Financial Restructuring.

Former Directors and Executive Officers

Charles Burdick, who was until 18 February 2004 a director and group managing director of Telewest, currently beneficially owns 294,201 Telewest Shares, representing less than 0.01 per cent. of Telewest’s issued share capital. As a result of his ownership interests in Telewest Shares, it is anticipated that Mr Burdick will be entitled to receive 365 New Shares, representing less than 0.01 per cent. of the New Shares, in connection with the Financial Restructuring. In addition, Mr Burdick has an entitlement to receive certain Telewest Shares under certain share option schemes.

Stanislas Yassukovich, who was until 18 November 2003 a director of Telewest, currently beneficially owns 47,513 Telewest Shares, representing less than 0.01 per cent. of Telewest’s issued share capital. As a result of his ownership interests in Telewest Shares, it is anticipated that Mr Yassukovich will be entitled to receive 59 New Shares, representing less than 0.01 per cent. of the New Shares, in connection with the Financial Restructuring.

New Telewest may establish incentive compensation plans under which management may be entitled to shares of New Telewest common stock in the future.

Telewest’s current directors and executive officers hold options to acquire 5,148,408 Telewest Shares, representing approximately 0.1 per cent. of Telewest’s fully diluted share capital, all of which will be capable of being exercised as a result of the Financial Restructuring. All of the outstanding options have exercise prices that are currently higher than the market value of a Telewest Share. As a result, any director or executive officer choosing to exercise his or her options would be required to pay more to exercise their options than the shares received would be worth at current market prices. If Telewest’s current directors and executive officers were to exercise their options for Telewest Shares prior to the Effective Date, it is anticipated that the resultant Telewest Shares would entitle them to approximately 6,400 shares of New Telewest common stock. Telewest’s directors and officers have no options to acquire shares in New Telewest. New Telewest intends to establish incentive compensation plans under which management may be entitled to the grant of options to acquire shares of New Telewest common stock in the future. New Telewest directors may also be granted stock options in the future.

Continuing Management

Cob Stenham, who is currently chairman of Telewest, is also chairman of the board of New Telewest. Barry Elson, who is currently the acting chief executive officer of Telewest, is also president, acting chief executive officer and a member of the board of directors of New Telewest. Stephen Cook, who is a director of Telewest, and Neil Smith are currently executive officers of both Telewest and New Telewest. Stephen Cook has agreed to tender his resignation from the Board upon completion of the Financial Restructuring.

When the Financial Restructuring is completed, the New Telewest board of directors will include only one director who is currently on the Board, Cob Stenham. Almost all of New Telewest’s directors were designated by certain of the existing principal holders of Telewest’s notes and debentures. The new board of directors may seek to expand or change the senior management team by hiring additional personnel.

Employment Agreements

Each of Barry Elson, Stephen Cook and Neil Smith has an employment agreement with Telewest or one of its wholly owned subsidiaries. These agreements are described in more detail under the heading “Employment Contracts and Termination of Employment and Change-in-Control Arrangements” in Part X of this document.

Flextech plc entered into an employment agreement with Stephen Cook, group strategy director and general counsel of Telewest, dated 21 October 1998. Stephen Cook’s employment agreement was subsequently transferred to Telewest Communications Group Limited on 22 June 2000. The employment agreement was amended on 17 July 2003 and remains in effect unless terminated by either party giving the other party not less than twelve months’ notice. However, Stephen Cook’s employment agreement is capable of being terminated by him as a result of the Financial Restructuring. Under the employment agreement, Stephen Cook is entitled to terminate his employment, with immediate effect, at any time within 90 days of the completion of the Financial Restructuring. If Stephen Cook were to terminate his employment agreement in this manner, he would be entitled to one year’s salary and benefits and a pro-rated proportion of any bonus payable for the financial year in which the termination occurs.

None of the other executive officers of Telewest has an employment agreement that includes change-in-control provisions that will be triggered as a result of the Financial Restructuring.

Indemnification and Directors’ and Officers’ Liability Insurance Coverage

Subject to restrictions imposed by law, Telewest officers and directors are indemnified by Telewest against liabilities incurred by them in the execution of their duties and the exercise of their powers, authority and discretion. Telewest currently purchases and maintains, and following the Effective Date, TCN will purchase and maintain, insurance that, subject to policy terms and limits of coverage, indemnifies present and former officers and directors of Telewest and its subsidiaries, including New Telewest, against liabilities incurred by them as directors and officers.

New Telewest’s charter requires New Telewest to indemnify its current and former directors and officers against certain liabilities to the fullest extent permitted by law. New Telewest’s by-laws also provide that New Telewest may purchase and maintain insurance on behalf of any of its directors, officers or agents. New Telewest has also entered into indemnification agreements with its directors and officers. Telewest has agreed, through to the Effective Date, to contribute or otherwise supply sufficient funds to New Telewest to enable it to meet any claims (including, without limitation, claims for reimbursement of expenses) to indemnify its directors and officers under its certificate of incorporation and by-laws and under any contractual agreement with such directors and executive officers disclosed in, or contemplated by the transactions described in, the Registration Statement.

13.    Accounting Treatment

In connection with the Financial Restructuring, New Telewest will adopt “fresh start” reporting in accordance with AICPA Statement of Position 90-7, “Financial Reporting by Entities in Reorganisation Under the Bankruptcy Code,” or SOP 90-7, as of the Effective Date. The objective of the Financial Restructuring is to allow New Telewest to continue Telewest’s business operations without the full burden of debt that existed prior to the Financial Restructuring. As a result of the proposed transaction, Telewest expects to undergo a greater than 50 per cent. change in control of its equity interests.

Under SOP 90-7, on the Effective Date, and consistent with its emergence from the Financial Restructuring as a new and distinct entity for accounting purposes, New Telewest will establish a new accounting basis, and record its existing assets and liabilities at their respective fair values. SOP 90-7 will require New Telewest to calculate its “reorganisation value,” which generally approximates the fair value of the company before considering liabilities. Reorganisation value is generally based on enterprise value, which assumes that New Telewest will continue as a going concern. The resulting reorganisation value will then be allocated to identifiable assets and liabilities on the basis of their respective fair values. In addition, the final results of operations of Telewest will probably include a gain on the extinguishment of its bond debt and any adjustments resulting from the reorganisation value accounting.

As a result, New Telewest’s financial condition and results of operations after the Financial Restructuring may not be comparable in many material respects to the financial condition or results of operations reflected in the Telewest historical financial statements for periods prior to the Effective Date included elsewhere in this document. This may make it more difficult to assess New Telewest’s future prospects based on historical performance.

SOP 90-7 contemplates this potential lack of comparability, and New Telewest’s financial statements post-Financial Restructuring will therefore be presented to clearly distinguish between the financial condition and results of operations of New Telewest and Telewest.

PART III: MECHANICS OF THE SCHEMES AND ACTION TO BE TAKEN

Telewest and Telewest Jersey have appointed the Agent to assist them in managing the voting procedures contemplated by the Schemes. The Agent is Innisfree M&A Incorporated. If Scheme Creditors or Bondholders have any questions relating to this document or the completion of the relevant Form of Proxy, or if Bondholders’ Participants have any questions relating to the completion of the requisite details on the Participant Website, they should contact Innisfree M&A Incorporated on telephone number 877 750 2689 (toll free in the US), +1 412 209 1704 (from outside the US) or 0800 917 2009 (toll free in the UK) during normal New York business hours.

Telewest and Telewest Jersey will appoint the Escrow Agent to assist them with the tender process described below (which is connected with the Schemes’ voting procedures) and in managing the settlement procedures. The Escrow Agent is The Bank of New York. If you have any questions relating to the completion of the relevant Claim Form, please contact The Bank of New York on + 44 20 7964 5977 during normal London business hours.

This Part III of this document sets out the mechanics of the Schemes and the various actions to be taken by the Scheme Creditors, including a summary of the steps that Scheme Creditors should take in order to vote at the Meetings and, if necessary, to complete a Claim Form in respect of their entitlements under the Schemes.

1.    The Meetings

Before each Scheme can become effective and binding on Telewest or Telewest Jersey and the relevant Scheme Creditors, a resolution to approve the relevant Scheme must be passed by the appropriate majority of their respective Scheme Creditors at the Meetings.

Pursuant to the High Court order, it is anticipated that the Telewest Meeting will be held at [11.00 a.m.] on [1 June] 2004 (or as soon thereafter as the Jersey Meeting anticipated to be convened for [10.00] a.m. on the same day shall have been concluded or adjourned). Pursuant to the High Court and the Jersey Court orders, it is anticipated that the Jersey Meeting will be held at [10.00] a.m. on [1 June] 2004. The notice convening the Telewest Meeting is set out in Appendix 3 to Schedule 1 and the notice convening the Jersey Meeting is set out in Appendix 3 to Schedule 2. Each relevant Scheme Creditor or its proxy will be required to register its attendance at the relevant Meeting prior to its commencement. Registration will commence one hour before the start of each Meeting. The Meetings will be held at The Lincoln Centre, 18 Lincoln’s Inn Fields, London WC2A 3ED.

Under the Act, the required majority to approve the relevant Schemes is a majority in number representing 75 per cent. by value of each class of creditor attending (in person or by proxy) and voting. Under the Jersey Companies Law, a scheme of arrangement must be approved by a majority in number of creditors attending (in person or by proxy) and voting at the Jersey Meeting. To ensure that the terms of the Jersey Scheme become effective both for the purposes of English law and Jersey law, Telewest Jersey will not seek to bring the Jersey Scheme into effect unless it is approved at the Jersey Meeting by a majority in number representing 75 per cent. by value of each class of creditor attending (in person or by proxy) and voting, notwithstanding that this is not a statutory requirement for the purposes of Jersey law.

Both the Meetings will be chaired by Cob Stenham. Stephen Cook will act as his deputy chairman.

2.    Voting by Bondholders

This paragraph 2 applies only to claims as to principal of, and interest arising under, Notes, other than the Eurobell Notes, and references in this paragraph to “Notes” shall be construed accordingly. Holders of Eurobell Notes and other Scheme Creditors should refer to the next paragraph for instructions on how to vote at the Meetings.

Bondholders are not, for so long as their Notes are held in global form, themselves Scheme Creditors and thus are not entitled to attend or vote at the Meetings. However, Bondholders will become Scheme Creditors and thus be entitled to attend and vote at the Meetings if they become Definitive Holders.

Telewest and Telewest Jersey may permit the exchange of the global Notes in whole but not in part for definitive registered certificates at Telewest’s, or Telewest Jersey’s (as appropriate), discretion. Telewest and Telewest Jersey are required to exchange the global Notes in part at the request of individual Bondholders. Exchanging the relevant global Notes for definitive registered certificates means that Bondholders become Definitive Holders and may attend (either in person or by proxy) and vote at the Meetings.

Bondholders should return their duly completed Form of Proxy to their relevant Participant in sufficient time to allow such Participant to tender the relevant Notes in the manner set out below, process the information on such Form of Proxy and forward it to the Agent for receipt by the Agent no later than 7.00 p.m. (prevailing Eastern time) in New York on [27 May] 2004 (the Voting Deadline). The Form of Proxy contains a request to their Participant that it enters all of the required details of the Notes that the Participant is holding on the Bondholder’s behalf onto the appropriate page of the secure website provided at www.innisfree-telewest-registration.com (the Participant Website) including:

•	the details of the Notes to which the Form of Proxy relates, including the ISIN or CUSIP number (as appropriate) and the Principal Amount of such Notes; and

•	the details of the name in which it would like the definitive registered certificates to be registered (so that such named person will become a Definitive Holder and a Scheme Creditor).

The Form of Proxy will also contain a request from the Bondholder to exchange its interest in the Notes into definitive registered certificates on or before the date of the Meeting and a request from the Bondholder (for and on behalf of the Definitive Holder, if appropriate) to exchange that registered certificate back into the form of a global Note immediately following the Effective Date.

Prior to submitting the Participant Website information, the Participant will tender its interest in the relevant Notes through the relevant Clearing System (in the manner described under the heading “Tender of Notes” at paragraph 3 below) and ensure that such Notes are blocked from further trading on such Clearing System so that they can be exchanged for definitive certificates registered in the name of the relevant Bondholder or its nominee so that such Bondholder or nominee thereby becomes a Definitive Holder and a Scheme Creditor.

At 1.00 p.m. (prevailing Eastern time) on the Business Day following the Voting Deadline, the Participant Website will be discontinued.

Following the Voting Deadline, and before the Meetings, the appropriate amounts of definitive registered certificates will be issued and registered in the names of the persons nominated for such purpose in the information submitted by the relevant Participant on the Participant Website (i.e. Definitive Holders). Definitive Holders will be Scheme Creditors for the purposes of voting on the Schemes.

Due to the administrative steps that it is necessary to take to issue definitive registered certificates, Telewest and Telewest Jersey expect that they will only be able to issue definitive registered certificates after the Record Date pursuant to a request contained in a properly completed Form of Proxy, the information contained in which has been submitted by the Participant onto the Participant Website, and may be unable to issue any definitive registered certificates pursuant to requests received after the Voting Deadline. Telewest and Telewest Jersey may, in their absolute discretion, if they consider that it would facilitate the conduct of the Meetings, make alternative arrangements for the issue of definitive registered certificates to any or all Bondholders. Bondholders who have not been issued with definitive registered certificates by the date of the Meetings will not be able to vote on the Schemes.

Definitive registered certificates will not be immediately distributed to Definitive Holders. Instead, the Depositary will hold them on behalf of the relevant Definitive Holders pending the Effective Date. On the Effective Date, they will be re-globalised (to facilitate the distribution process) and then cancelled in accordance with the terms of the relevant Scheme. If (i) the relevant Scheme is not approved at the Meeting; (ii) the Court does not sanction the relevant Scheme at first instance or, if appropriate, on final appeal; or (iii) the Effective Date or the Jersey Effective Date (as appropriate) has not occurred by •  • 2004 or 60 days after the date of any vote by Scheme Creditors to approve the Schemes, subject to that vote occurring on or before •  • 2004, then the Escrow Agent shall, as soon as practicable after the first of (i), (ii) or (iii) to occur, deliver, by ordinary uninsured post, definitive registered certificates to the relevant addresses of the Definitive Holders provided on the Forms of Proxy, the information contained in which will have been submitted by the relevant Participant onto the Participant Website. In such circumstances, Definitive Holders should consult their own advisers regarding the potential implications of holding Notes in definitive form, and in particular the potential tax consequences for them of any dealings in the Notes in definitive form.

Bondholders who acquire Notes after the Record Date should consult the Agent if they have any concerns about how to arrange for the votes relating to such Notes to be exercised.

Bondholders who hold Notes through a Clearing System other than DTC, Euroclear or Clearstream should contact the Agent.

3.    Forms of Proxy

Enclosed with this document are sample Forms of Proxy for each Scheme. Each Scheme Creditor or Bondholder, as appropriate (or its duly authorised agent), should ensure that the original Form of Proxy that is sent to it (either by the Agent or its Participant) is completed and submitted in accordance with the notes printed on that Form of Proxy, regardless of whether such Scheme Creditor or Bondholder intends to be present at the relevant Meeting, in order to direct how votes attributable to its relevant Scheme Claims should be exercised.

Which Form of Proxy to complete

Bondholders and Scheme Creditors should complete the following Forms of Proxy, as appropriate:

(i)	Form of Proxy for Telewest Scheme for Telewest Bondholders (Telewest Alternative A)

In order to vote in the Telewest Scheme, all Bondholders (other than Jersey Bondholders) should complete the form headed “Telewest Alternative A”.

(ii)	Form of Proxy for both the Telewest Scheme and the Jersey Scheme for Jersey Bondholders (Jersey Alternative A)

In order to vote on both the Telewest Scheme and the Jersey Scheme, Jersey Bondholders should complete the form headed “Jersey Alternative A”.

(iii)	Form of Proxy for Scheme Creditors other than Bondholders (Telewest Alternative B and Jersey Alternative B)

In order to vote in the Telewest Scheme, Telewest Scheme Creditors other than Telewest Bondholders and Jersey Bondholders should complete the form headed “Telewest Alternative B”.

In order to vote in the Jersey Scheme, Jersey Scheme Creditors other than Jersey Bondholders should complete the form headed “Jersey Alternative B”.

Completion of Form of Proxy

A Scheme Creditor or Bondholder who has a Scheme Claim arising under more than one issue of Notes, or under an issue of Notes and another instrument or other claim, should complete a separate Form of Proxy for Scheme Claims arising under each issue of Notes, instrument or other claim.

A Scheme Creditor or Bondholder wishing to attend and vote at one or both of the Meetings in person should still complete a Form of Proxy, and name himself or herself as proxy.

A Scheme Creditor or Bondholder not wishing to attend and vote in person may appoint the chairman or another person to vote on its behalf, but may only appoint the chairman if it also directs how its vote is to be cast.

(i)    Telewest Bondholders (Telewest Alternative A)

Telewest Bondholders should receive a Form of Proxy marked “Telewest Alternative A” from their Participant, with details of the Notes they hold and the relevant account details already completed by their

Participant. Bondholders as at the Record Date should check the details and complete the Form of Proxy in accordance with the instructions set out in the Form of Proxy. Forms of Proxy should then be returned to the Participant. The Participant will then:

•	tender the relevant Notes through the relevant procedure, noted in the paragraph headed “Tender of Notes” below, in the relevant Clearing System to ensure that such Notes are thereby blocked from trading and can be exchanged for definitive registered certificates;

•	enter certain details onto the Participant Website;

•	request that definitive registered certificates be issued in the name of such Bondholder (or such Bondholder’s nominee) (who will thereby become a Definitive Holder and a Scheme Creditor); and

•	forward the Form of Proxy to the Agent for voting purposes.

Telewest Bondholders that do not receive a Form of Proxy from their Participant, with the appropriate parts completed, should contact their Participant to arrange for its delivery.

(ii)    Jersey Bondholders (Jersey Alternative A)

Jersey Bondholders have a claim in each of the Telewest Scheme and the Jersey Scheme. Jersey Bondholders should, however, only complete one Form of Proxy that will detail how they would like to vote in each of the Schemes. Jersey Bondholders should receive a Form of Proxy marked “Jersey Alternative A” from their Participant with details of the Jersey Notes that they hold and the relevant account details already completed by their Participant. Jersey Bondholders as at the Record Date should check the details and complete the Form of Proxy in accordance with the instructions set out in the Form of Proxy. Forms of Proxy should then be returned to the Participant. The Participant will then:

•	tender the relevant Notes through the relevant procedure, noted in the paragraph headed “Tender of Notes” below, in the relevant Clearing System to ensure that such Notes are thereby blocked from trading and can be exchanged for definitive registered certificates;

•	enter certain details onto the Participant Website;

•	request that definitive registered certificates be issued in the name of such Bondholder (or such Bondholder’s nominee) (who will thereby become a Definitive Holder and a Scheme Creditor); and

•	forward the Form of Proxy to the Agent for voting purposes.

Jersey Bondholders that do not receive a Form of Proxy from their Participant, with the appropriate parts completed, should contact their Participant to arrange for its delivery.

(iii)    Scheme Creditors other than Bondholders (Telewest Alternative B or Jersey Alternative B)

Scheme Creditors as at the Record Date other than Bondholders (i.e. the holders of Eurobell Notes, Telewest Jersey and any Scheme Creditors with Ancillary Claims) should complete the appropriate Form of Proxy marked “Telewest Alternative B” or “Jersey Alternative B”, as appropriate, in accordance with the instructions set out in the appropriate Form of Proxy and send their Form of Proxy by registered post or by courier direct to the Agent for voting purposes at Innisfree M & A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022, USA, Attn: Telewest Tabulation. Following the Meetings, such Scheme Creditors will be forwarded a separate Claim Form for the purposes of making Scheme Claims.

Sample Forms of Proxy

Sample forms of the Forms of Proxy are included with this Explanatory Statement and are available for downloading on Telewest’s website at www.telewest.co.uk. However, Bondholders using “Telewest Alternative A” or “Jersey Alternative A” Forms of Proxy are encouraged to contact their Participant in the first instance to arrange for delivery of a Form of Proxy from their Participant, with the appropriate parts completed.

Tender of Notes

The Participant must tender Notes in respect of which a completed Form of Proxy has been received before submitting the information on the Participant Website and before the Voting Deadline. The method by which the Notes should be tendered will depend on the manner in which the Notes are held.

(a)    Notes held through DTC

In order to tender Notes held through DTC, Participants in DTC must electronically transmit the Notes through DTC’s Automated Tender Offer Program (“ATOP”). DTC will send a message to the Escrow Agent in accordance with their normal procedures confirming surrender of the Notes via ATOP. Participants must take the steps necessary to ensure that the Notes are tendered and blocked with effect from or before 5.00 p.m. (prevailing Eastern time) on the Business Day immediately prior to the day on which the information is submitted on the Participant Website. Tendering of Notes through ATOP will result in the Notes being blocked and no further transfers of those Notes may be cleared.

(b)    Notes held through Euroclear or Clearstream

In order to tender Notes held through Euroclear or Clearstream, Participants must send to Euroclear or Clearstream, as appropriate, a valid electronic acceptance instruction. Euroclear or Clearstream will acknowledge receipt of the electronic acceptance instruction in accordance with their standard practices. Participants must take the steps necessary to ensure that the submission of a valid electronic acceptance instruction results in the blocking of the relevant Notes in Euroclear or Clearstream as appropriate, with effect from or before 5.00 p.m. (local time in the place of the relevant Clearing System) on the Business Day immediately prior to the day on which the information is submitted on the Participant Website, and that no transfers may take place at any time after such time and date in accordance with the requirements of Euroclear or Clearstream.

At the Voting Deadline (for the purposes of establishing that persons with interests in Notes who have requested definitive registered certificates have tendered and blocked their Notes), the Escrow Agent will confirm with the relevant Clearing System details of all Notes that have been tendered and blocked through the relevant Clearing System.

Bondholders that hold Notes through a Clearing System other than DTC, Euroclear or Clearstream should contact the Agent.

Deadlines for return of Forms of Proxy

Bondholders should return their duly completed Form of Proxy to their relevant Participant in sufficient time to allow such Participant to tender the relevant Notes in the manner set out above, process the information on such Form of Proxy and forward it to the Agent for receipt by the Agent by no later than 7.00 p.m. (prevailing Eastern time) in New York on [27 May] 2004 (the Voting Deadline). Bondholders whose Participants have not submitted relevant information on the Participant Website prior to 1.00 p.m. (prevailing Eastern time) in New York on the Business Day following the Voting Deadline, even if they become Definitive Holders, will only be permitted to vote at the absolute discretion of the chairman of the relevant Meeting.

Scheme Creditors other than Bondholders should ensure that the Agent receives their Forms of Proxy by no later than the Voting Deadline. If not returned by this time, duly completed Forms of Proxy will only be accepted at the absolute discretion of the chairman of the relevant Meeting at any time prior to the relevant Meeting and only upon production of appropriate, verifiable evidence that the person is the Scheme Creditor that completed or was named in the relevant Form of Proxy and has the right to vote in respect of a Scheme Claim.

Withdrawal and amendment of Forms of Proxy

Once Notes have been tendered by either process set out above, and a Form of Proxy submitted, that Form of Proxy may only be withdrawn by special application to the Escrow Agent.

A Bondholder who wishes to amend its Form of Proxy (for example, to change the way it would like to vote) may do so by sending a further amended Form of Proxy to the Agent prior to the Voting Deadline.

Attendance at the Meetings; verification of identity

Scheme Creditors and Bondholders wishing to attend and vote in person at the relevant Meeting should ensure that they indicate that this is their intention in the relevant part of the appropriate Form of Proxy. Admittance to the Meetings will only be permitted to the person named in the Form of Proxy on the production of proof of personal identity (for example, a passport or driving licence with photocard). If the person so named cannot produce an appropriate proof of personal identity, he will not be permitted to attend and vote at the relevant Meeting.

The Escrow Agent in conjunction with the Agent will confirm through the blocking process in the relevant Clearing Systems the position of Bondholders’ Participants.

The Agent has the right to request additional documentation to confirm that a person who has completed a Form of Proxy is a Scheme Creditor or Bondholder. In the event that such additional documentation is not provided, or is insufficient, the chairman of the relevant Meeting may at his absolute discretion, for voting purposes only, reject a claim.

Value of a Scheme Creditor’s claim for voting purposes

The value of a Known Scheme Claim for voting purposes will be its value as at the date of the Meeting. The Forms of Proxy require Scheme Creditors or Bondholders completing them to set out details of the Principal Amount of each of their Scheme Claims outstanding at the Record Date. The Agent will calculate the value attributable to each of the Known Scheme Claims for voting purposes using the relevant multiplier of that Principal Amount as described in Schedule 4 to this document. The value of a Known Scheme Claim for voting purposes is the aggregate of the Principal Amount of each of the debts held by the relevant Known Scheme Creditor listed in column (a) of the table set out in Schedule 4 to this document, each as multiplied by the accrued interest multiplier of that Principal Amount set out in column (b) of the same row. The multiplier will, as at the date of the Meeting, take into account the amounts of interest and default interest (if any) that have accrued and remain unpaid on such Principal Amount and the increase in accreted value since the last interest payment date (as set out in the relevant Indenture or Note) (if any) that has accrued on such Principal Amount.

An Ancillary Claim is a Scheme Claim that is not a Known Scheme Claim. A Scheme Creditor seeking to vote in respect of an Ancillary Claim will need to provide details of his claim for the purposes of establishing his entitlement to vote. For these purposes, a Scheme Creditor with an Ancillary Claim should provide the following information when completing his Form of Proxy: details of his identity; a description of the nature of his Ancillary Claim and how that Ancillary Claim arose; the value at which, and the dates on which, the Notes on which the Ancillary Claim is based were bought and sold; the maximum amount of his Ancillary Claim; the legal basis of liability of Telewest and/or Telewest Jersey (as appropriate) and any other evidence or documents that he considers that he needs to provide to establish his entitlement to vote in respect of such Ancillary Claim.

The value of a Scheme Claim admitted by Telewest or Telewest Jersey respectively, or the chairman of the relevant Meeting, for voting purposes does not (of itself) constitute an admission of the existence or amount of any Liability of that respective company, and will not bind that company or the relevant Scheme Creditor for the purposes of establishing the amount of a Scheme Claim for the purposes of calculating a Scheme Creditor’s Total Amount or Share Entitlement under the relevant Scheme. The value of a Scheme Claim for voting purposes will be taken net of any applicable set-off or cross claim.

For the purpose of calculating a Scheme Creditor’s claim for voting purposes, any claims that are denominated in Sterling will be converted into US Dollars at the conversion rate reported as the closing mid-point spot rate for the conversion of Sterling into US Dollars, as reported by Bloomberg, L.P., on the trading day immediately preceding the date of the Meetings.

The chairman of the relevant Meeting may, for voting purposes only, reject a claim in whole or in part if he considers that it does not constitute a fair and reasonable assessment of the relevant sums owed to the relevant Scheme Creditor by Telewest or Telewest Jersey (as the case may be) or if the relevant Scheme Creditor has not complied with the voting procedures described above. If a claim is for an unliquidated amount or for an amount the quantum of which has not been ascertained and the chairman is able to place a minimum value on a Scheme Claim, he will admit it at that value. If a Scheme Claim is disputed in its entirety, whether it is liquidated or unliquidated, the chairman will not admit it. The chairman’s decision is final and binding for voting purposes. The chairman will, however, advise the relevant Scheme Creditor of his decision before the relevant Meeting if he considers it is practicable to do so.

Questions

An opportunity will be given at each Meeting for Scheme Creditors to raise any questions and to voice any objections they may have in relation to the relevant Scheme. Scheme Creditors are also entitled to appear at the hearings of the applications to the relevant Courts to sanction the relevant Schemes. These hearings are expected to be held on [14 June] 2004 and the exact time and date will be notified to Scheme Creditors by an announcement on a Regulatory Information Service and on Telewest’s website at www.telewest.co.uk. Scheme Creditors who wish to raise any issues in advance of the relevant Meeting or Court hearing are encouraged to contact (during normal London business hours) Telewest’s financial adviser, Citigroup, whose details are as follows:

Matthew Smith — +44 20 7986 7579

David Kirshenbaum — +44 20 7986 7284

4.    Distribution of Share Entitlements: Notification of Scheme Claims by the Bar Date

Notification

This section explains the steps that certain Scheme Creditors need to take to notify their Scheme Claims by the Bar Date to Telewest or Telewest Jersey, as appropriate, in order to be entitled to receive their Share Entitlement.

Telewest and Telewest Jersey are already aware of all Scheme Claims as to principal of, and interest that has accrued and remains unpaid on, the Notes, Scheme Claims in respect of the Jersey Guarantee Liability and Scheme Claims in respect of Telewest Jersey’s claim under the Jersey Intercompany Debt. These are collectively referred to as Known Scheme Claims. Known Scheme Creditors are deemed to have notified Telewest or Telewest Jersey, as appropriate, of their Known Scheme Claims and Known Scheme Creditors therefore do not have to take any steps to notify Telewest or Telewest Jersey of such claims.

An Ancillary Claim is a Scheme Claim that is not a Known Scheme Claim. All Scheme Creditors with Ancillary Claims must notify in writing Telewest or Telewest Jersey, as appropriate, of the following information by the Bar Date:

(i)	their identity;

(ii)	a description of the nature of their Ancillary Claim and how such Ancillary Claim arose;

(iii)	the value at which, and the dates on which, the Notes on which their Ancillary Claim is based were bought and sold;

(iv)	the maximum amount of their Ancillary Claim; and

(v)	the legal basis of liability of Telewest and/or Telewest Jersey (as appropriate) in respect of their Ancillary Claim.

If any of the above information is not provided, this will not constitute due notification and the Ancillary Claim will not become a Notified Ancillary Scheme Claim.

Notification must be sent by registered post to be received by Telewest or Telewest Jersey (as appropriate) and addressed to Telewest or Telewest Jersey (as appropriate) marked for the attention of Clive Burns (Company Secretary) at 160 Great Portland Street, London W1W 5QA or by fax to be received by Telewest or Telewest Jersey (as appropriate) marked for the attention of Clive Burns (Company Secretary) at fax number +44 20 7299 6560, or by duly completing and submitting a Claim Form in accordance with the procedures described in this Part III. Upon notification, Ancillary Claims will become Telewest Notified Ancillary Scheme Claims or Jersey Notified Ancillary Scheme Claims, as appropriate.

Scheme Creditors may notify Telewest or Telewest Jersey of a Scheme Claim in any amount. However, a Scheme Creditor notifying Telewest or Telewest Jersey of an Ancillary Claim for an amount greater than the amount of principal of, and interest that has accrued and remains unpaid on, the Notes from which their Ancilliary Claim arises must also supply a memorandum which gives particulars of the facts on which the Scheme Creditor with an Ancillary Claim relies and identifies the legal basis for the Ancillary Claim and its quantum. If such memorandum is not supplied prior to the Bar Date, the relevant Ancillary Claim (if otherwise duly notified) will be deemed notified to Telewest or Telewest Jersey in an amount equal to the amount of the principal of, and interest that, as at the Record Date, has accrued and remains unpaid on, the Notes from which their Ancillary Claim arises.

The amount of a Scheme Creditor’s Agreed Scheme Claim shall never exceed the maximum amount of its Scheme Claim notified to Telewest or Telewest Jersey, as appropriate.

Bar Date

Known Scheme Creditors, and Scheme Creditors with Ancillary Claims that have duly notified their Ancillary Claims to Telewest or Telewest Jersey (as appropriate) (or the Escrow Agent by submitting a duly completed Claim Form) on or before the Bar Date, will have their Scheme Claims compromised by the Scheme and will be entitled to receive New Shares in consideration for such compromise if and to the extent that their Scheme Claims become Agreed Scheme Claims. Telewest or Telewest Jersey (as appropriate) is deemed to have been notified of all Known Scheme Claims.

Scheme Creditors with Ancillary Claims that have not duly notified their Ancillary Claims to Telewest or Telewest Jersey (as appropriate) or to the Escrow Agent on or before the Bar Date will have their Ancillary Claims compromised by the Scheme but will not be entitled to receive New Shares (or any other consideration) for such compromise.

The Bar Date will be one day after the Effective Date and the Jersey Effective Date. Telewest and Telewest Jersey, as appropriate, will notify Scheme Creditors of the earliest possible date of the Bar Date by making an announcement on a Regulatory Information Service, on Telewest’s website at www.telewest.co.uk and by advertisement at least 10 Business Days in advance of such date.

The Bar Date has been set to be only one day after the Effective Date in order to minimise the serious disruption to trading of the New Shares which would be likely to ensue if the period of time between the Effective Date and the Bar Date were to be any longer.

Telewest and Telewest Jersey placed notices to advertise the Bar Date in both of the Wall Street Journal and The Financial Times on 16 December 2003, 8 January 2004, 6 February 2004 and 8 April 2004. In addition, a substantially finalised draft of this Explanatory Statement was posted on the Telewest website on 8 April 2004, and Telewest issued a press release announcing that event. The Explanatory Statement was also publicly filed with the SEC on such date by Telewest.

Despite the considerable amount of press coverage that the proposed restructuring has received, the announcements that have been made and the various advertisements for claims that have been placed by Telewest and Telewest Jersey (as set out above), as at • • 2004, being the last practicable date prior to the posting of this Explanatory Statement, neither Telewest nor Telewest Jersey have been notified of the existence of any Ancillary Claim that would require to be compromised by the Telewest Scheme or the Jersey Scheme (the position in relation to the claim by Eximius and others, which is to be withdrawn in the event that the Schemes become effective and which will not receive a distribution pursuant to the Schemes, is set out in paragraph 10(a) of Part II of this document). However, if, despite the above, any Scheme Creditor does have or contends that it has an Ancillary Claim, the Directors consider that in these circumstances it is fair and reasonable to require any such Scheme Creditor to give notice of such claim by the Bar Date.

5.    Submission of Scheme Claims

Escrow Agent

Before the Effective Date, Telewest and Telewest Jersey will enter into the Escrow Agent Agreement appointing the Escrow Agent in accordance with the terms of the relevant Schemes.

The Schemes and the Escrow Agent Agreement provide that the Escrow Agent will be responsible for managing the claims and distribution process on behalf of Telewest and Telewest Jersey respectively. The

Escrow Agent will also be responsible for holding New Shares on behalf of Notified Scheme Creditors pending distribution under the terms of the Schemes.

Known Scheme Creditors

Bondholders do not need to complete a Claim Form in respect of Known Scheme Claims. Holders of Eurobell Notes should complete a Claim Form instructing Telewest how they would like their New Shares to be distributed. If they do not submit such a Claim Form within 30 days of a request for such Claim Form to be submitted, Telewest will distribute their New Shares in certificated form to the last known address of the relevant registered Holder of Eurobell Notes.

Scheme Creditors with Ancillary Claims

Scheme Creditors who have notified their Ancillary Claims prior to the Bar Date may be required by Telewest or Telewest Jersey pursuant to the terms of the Schemes to complete a Claim Form instructing Telewest or Telewest Jersey, as appropriate, to transfer their New Shares in certificated form or to their account in DTC and/or to a Nominated Recipient.

Telewest and/or Telewest Jersey intend, if they receive notification of an Ancillary Claim, to send a notice requesting that a Claim Form be submitted in relation to that Ancillary Claim within 30 days of such notice. If the relevant Telewest Scheme Creditor or Jersey Scheme Creditor in respect of such Ancillary Claim fails to submit a Claim Form within such 30 day period, such Ancillary Claim will automatically be deemed to have been irrevocably withdrawn.

Tender of Notes

Holders of Eurobell Notes and any Holders of definitive registered certificates of Notes (other than those issued pursuant to the mechanism described in paragraph 2 of this Part III) must tender the original certificates representing such Notes with their duly completed Claim Form.

Amount of Scheme Claims

Claim Forms should be completed with details of the Scheme Claims held by the Scheme Creditor as at the Record Date. The Escrow Agent will send the relevant Claim Form to all Scheme Creditors (other than Bondholders) of which it is aware following the date of the Meetings.

Scheme Creditors may submit Scheme Claims in any amount. However, in no circumstances shall the Total Amount of a Scheme Claim be either admitted or agreed by Telewest or Telewest Jersey, or adjudicated by the Independent Adjudicator, for a value greater than the aggregate amount of principal of, and interest that has accrued and remains unpaid on, the Notes relating to such Scheme Claim as at the Record Date or, in the case of Notified Ancillary Scheme Creditors, the amount duly notified to Telewest or Telewest Jersey (as appropriate).

For details as to the information that a Scheme Creditor with an Ancillary Claim should include in its notification, and the additional information that it should include if it wishes to make a notification in an amount greater than the aggregate amount of principal of, and interest that has accrued and remains unpaid on, the Notes relating to such Scheme Claim as at the Record Date, see paragraph 4 above. If such evidence is not supplied prior to the Bar Date, the relevant Ancillary Claim (if otherwise duly notified) will not be capable of being agreed by Telewest or Telewest Jersey in an amount greater than the amount of the principal of and interest that, as at the Record Date, has accrued and remains unpaid on the Notes from which their Ancillary Claim arises.

For details of how the Total Amount of a Known Scheme Claim is calculated, see paragraph 6 (“Entitlement to New Shares and settlement procedures”) below.

Details for return of Claim Forms

The details of the Escrow Agent for the return of Claim Forms are set out below:

Corporate Trust Administration

The Bank of New York

One Canada Square

London E14 5AL

Attn: Trevor Blewer

Tel: +44-20-7964-5977

Fax: +44-20-7964-4895

Email: GFULon@bankofny.com

Claim Forms may be sent by e-mail or fax to the Escrow Agent provided the original Claim Forms are mailed to and received by the Escrow Agent. The Escrow Agent will not distribute any Share Entitlement in respect of an Agreed Scheme Claim of a Notified Ancillary Scheme Creditor or accept any instructions for distribution before it has received the relevant original Claim Form.

Assignments

Telewest and Telewest Jersey are not obliged to recognise any assignment or transfer of a Scheme Claim after the Record Date for the purpose of determining entitlements under the Schemes and will have no obligations under the Schemes to anyone other than Scheme Creditors as at the Record Date. However, where Telewest or Telewest Jersey has received written notice from the relevant parties of such an assignment or transfer, Telewest or Telewest Jersey may, in its sole discretion and subject to the production of such evidence in relation to such transfer or assignment as it may require and to any other terms and conditions which it may consider necessary or desirable, agree to recognise such assignment or transfer for the purposes of making distributions under the relevant Scheme. Any assignee or transferee of a Scheme Claim so recognised shall be bound by the terms of the relevant Scheme.

Representations

The Claim Forms require the Scheme Creditors completing them to make certain representations in order for Telewest or Telewest Jersey (as appropriate) to determine whether the Scheme Creditor is entitled to receive the New Shares (or the Net Proceeds of Sale of them, as the case may be). If the Scheme Creditor cannot make any of these representations, it should contact the Escrow Agent immediately.

6.    Entitlement to New Shares and settlement procedures

Summary

Transfer Agreement and Escrow Agent Agreement

Following completion of the Transfer Agreement, it is anticipated that New Telewest will, conditional on the Telewest Scheme becoming effective, issue 245,000,000 New Shares (subject to adjustment, as described in paragraph 4 of Part II of this document) to the Escrow Agent to be held on behalf of Telewest Shareholders and Scheme Creditors in accordance with the terms of the Escrow Agent Agreement. 1.5 per cent. of these New Shares (3,675,000 New Shares) will be made available for transfer to Telewest Shareholders, whilst 98.5 per cent. of these New Shares (241,325,000 New Shares) will be made available for transfer to Scheme Creditors. More detail in relation to the transfer to Scheme Creditors is described below.

Release and satisfaction of Scheme Claims

Re-globalisation is the exchange of the definitive registered certificates in respect of Notes held by Definitive Holders (that were exchanged into such definitive registered certificates for the purpose of voting on the Schemes) into book-entry interests in a global bearer form of the relevant Notes held by the Depositary in the Clearing Systems. Re-globalisation is effected pursuant to the terms of the Schemes. Re-globalisation shall not create any new debt, liability or obligation on the part of Telewest or Telewest Jersey and is solely for the purpose of distributing the New Shares.

Immediately following the Effective Date and the Jersey Effective Date, as appropriate, the following will occur sequentially and in immediate succession:

•	Re-globalisation;

•	all Scheme Claims shall be satisfied and released fully and absolutely in each case so as to bind the Scheme Creditors and any person who acquires any interest in or arising out of a Scheme Claim after the Record Date. In consideration for this satisfaction and release, each Scheme Creditor shall, subject to the other provisions of the Scheme, become entitled on the Effective Date or the Jersey Effective Date, as appropriate, to have transferred to it or to its Nominated Recipient (if such an election has been made in a Claim Form) a number of New Shares equal to its Share Entitlement; and

•	the Notes, the Jersey Intercompany Debt and the Jersey Guarantee Liability shall be cancelled and the Indentures deemed satisfied and discharged. Notes held in the Clearing Systems will be formally cancelled on or following the Bar Date, once the New Shares are distributed to DTC for onward distribution.

Satisfaction of Share Entitlements and distribution

Share Entitlements of Bondholders and of the Depositary will be satisfied by distribution of the appropriate number of New Shares to the relevant Depositary in respect of each issue of Notes.

Share Entitlements of Holders of the Eurobell Notes will be satisfied by distribution to each such Holder of Eurobell Notes of the appropriate number of New Shares in accordance with the request made in its respective Claim Form. Failing the submission of a Claim Form within 30 days after a request has been made for such a Claim Form to be submitted, Telewest shall send such New Shares in certificated form to the last known address of the relevant registered Holder of Eurobell Notes.

Telewest Jersey’s Share Entitlement in the Telewest Scheme in respect of the Jersey Intercompany Debt will be satisfied by the Escrow Agent placing the number of New Shares that Telewest Jersey is entitled to in a separate account in its name. These New Shares will then be distributed in accordance with the terms of the Jersey Scheme.

Share Entitlements of Notified Ancillary Scheme Creditors with Agreed Scheme Claims will be satisfied by distributions to each such Notified Ancillary Scheme Creditor of the appropriate number of New Shares in accordance with the request made in its respective Claim Form.

Scheme Creditors with Ancillary Claims that have not notified Telewest or Telewest Jersey, as appropriate, of their Scheme Claims on or prior to the Bar Date will have their Scheme Claims compromised, but will not be entitled to receive any consideration for them. For more information in relation to this issue, see the discussion under the heading “Bar Date” in paragraph 4 of this Part III.

If there are no Notified Ancillary Scheme Claims prior to the Bar Date, or if all the Notified Ancillary Scheme Claims have become Agreed Scheme Claims prior to the Bar Date, there will be only one distribution of New Shares.

If any Notified Ancillary Scheme Claims have not become Agreed Scheme Claims by the Bar Date and have not otherwise been dismissed or determined (“Unresolved Claims”), then the distribution process will proceed as follows:

•	there will be an Initial Distribution as soon as is reasonably practicable following the Bar Date to those Scheme Creditors with Agreed Scheme Claims as at the Bar Date, from which a sufficient number of New Shares to deal in full with all Unresolved Claims will be held back;

•	to the extent that those Unresolved Claims become Agreed Scheme Claims, there will be subsequent Initial Distributions to the appropriate Notified Ancillary Scheme Creditors; and

•	any New Shares remaining in escrow once all Initial Distributions have been made will then be distributed pro rata to all Agreed Scheme Creditors.

Foreign jurisdictions

Legal restrictions in certain jurisdictions other than the US and UK may prevent the distribution of New Shares, or make that distribution unduly onerous. Scheme Creditors outside the US and the UK should refer to the discussion below under the heading “Transfers of New Shares to Scheme Creditors outside the UK and the USA” to determine whether this may affect them.

Calculation and agreement of Total Amounts for Scheme Creditors

Scheme Creditors may submit Scheme Claims in any amount. However, in no circumstances shall the Total Amount of a Scheme Claim be either admitted or agreed by Telewest or Telewest Jersey, or adjudicated by the

Independent Adjudicator, for a value greater than the aggregate amount of principal of, and interest that has accrued and remains unpaid on, the Notes relating to such Scheme Claim as at the Record Date or, in the case of Notified Ancillary Scheme Creditors, the amount duly notified to Telewest or Telewest Jersey (as appropriate).

For details as to the information that a Scheme Creditor with an Ancillary Claim should include in its notification, and the additional information that it should include if it wishes to make a notification in an amount greater than the aggregate amount of principal of, and interest that has accrued and remains unpaid on, the Notes relating to such Scheme Claim as at the Record Date, see paragraph 4 above. If such evidence is not supplied prior to the Bar Date, the relevant Ancillary Claim will not be capable of being agreed by Telewest or Telewest Jersey in an amount greater than the amount of the principal of, and interest that, as at the Record Date, has accrued and remains unpaid on, the Notes from which their Ancillary Claim arises.

In the event that the Schemes become effective and that no Ancillary Claims are notified to Telewest or Telewest Jersey on or before the Bar Date, it is anticipated that Scheme Creditors or their Nominated Recipients will receive the following in exchange for their Scheme Claims:

	Currency of Debt	FX Rate	Aggregate Principal Amount Outstanding at [ ] 2004 (a)	Accrued Interest at [ ] 2004 (b)	Total Obligation (a+b)	Total Shares of Common Stock to be Issued	% of Common Stock Outstanding After Restructuring	Number of Shares of Common Stock to be Issued per £1,000 Total Obligation	Number of Shares of Common Stock to be Issued per $1,000 Total Obligation
Senior Cash Pay Notes
9.625% Senior Debentures due 2006	$
11% Senior Discount Debentures due 2007	$
11.25% Senior Notes due 2008	$
9.875% Senior Notes due 2010	£
9.875% Senior Notes due 2010	$

Total Senior Cash Pay Notes

Senior Convertible Cash Pay Notes
6% Senior Convertible Notes due 2005 (Jersey claim)	$
5.25% Senior Convertible Notes due 2007	£

Total Senior Convertible Notes

Senior Non-cash Discount Notes
9. 875% Senior Discount Notes due 2009	£
9.25% Senior Discount Notes due 2009	$
11.375% Senior Discount Notes due 2010	$

Total Senior Discount Notes

Eurobell Accreting Notes due 2003	£
Intercompany Note	$

Total

The amounts due under each of the Notes are determined by reference to the principal of, and interest or accreted value (as appropriate) due under the terms of, the relevant Note as at the Record Date.

However, the Share Entitlements of Known Scheme Creditors will be reduced if there are Notified Ancillary Scheme Creditors with Agreed Scheme Claims. Further, as described below, fractional entitlements to New Shares will not be distributed to Scheme Creditors.

If the board of directors of New Telewest determines that the number of New Shares outstanding immediately after the Effective Date would be too large, such that the New Shares may trade at a price below the US$5 per share minimum required by Nasdaq, New Telewest may, by agreement with Telewest, reduce the total number of New Shares to be distributed pursuant to the Telewest Scheme, provided that the aggregate number of New Shares distributed to Scheme Creditors shall, at the Effective Date, represent 98.5 per cent. of the issued share capital of New Telewest.

A Known Scheme Creditor’s Total Amount in respect of its Known Scheme Claims is the aggregate of the Principal Amount of each of the debts held by it listed in column (a) of the table set out in Schedule 3 to this document, each as multiplied by the currency conversion factor listed in column (d) of the same row, multiplied by the accrued interest multiplier of that Principal Amount set out in column (f) of the same row. The multiplier will, as at the Record Date, take into account the amounts of interest and default interest (if any) that have accrued and remain unpaid on such Principal Amount and the increase in accreted value since the last interest payment date (as set out in the relevant Indenture or Notes) (if any) that has accrued on such Principal Amount. For the purpose of calculating a Scheme Creditor’s Total Amount, any claims that are denominated in Sterling will be converted into US Dollars at a conversion rate of $[••••]/£1.00. This is the currency conversion factor applied in column (d) of the table set out in Schedule 3 to this document. This rate represents the average of the closing mid-point spot rates, as reported by Bloomberg, L.P., for each trading day in the period commencing 1 October 2002 (being the date of the first interest default by Telewest or Telewest Jersey under the Notes) up to and including [23 April 2004] (being the latest practicable date for inclusion of information in this Explanatory Statement before printing). Known Scheme Claims will automatically become Agreed Scheme Claims on the Bar Date.

More details of the calculation of the Total Amount of each Known Scheme Claim for distribution purposes are provided in Schedule 3 to this document.

For Notified Ancillary Scheme Claims (if any), the Total Amounts will be the amounts agreed by Telewest or Telewest Jersey (as applicable), or otherwise determined by the Independent Adjudicator in the process described below. Any Notified Ancillary Scheme Claims that are denominated in Sterling will be converted into US Dollars at the conversion rate of $[•••]/£1.00. This rate represents the average of the closing mid-point spot rates, as reported by Bloomberg, L.P., for each trading day in the period commencing 1 October 2002 (being the date of the first interest default by Telewest or Telewest Jersey under the Notes) up to and including [23 April] 2004 (being the latest practicable date for inclusion of information in this Explanatory Statement before printing).

Adjudication Process

Telewest or Telewest Jersey may admit a Notified Ancillary Scheme Claim in their respective Schemes, either in whole or in part. Telewest or Telewest Jersey may reject a Notified Ancillary Scheme Claim either in whole or in part if the Claim Form is not correctly completed and signed, or for any other reason whatsoever. If it does so, Telewest or Telewest Jersey (as appropriate) will write to the relevant Notified Ancillary Scheme Creditor setting out its reasons for doing so as soon as reasonably practicable after receipt of the relevant Claim Form.

Telewest or Telewest Jersey will attempt to reach agreement with the relevant Notified Ancillary Scheme Creditor as soon as practicable after the submission of a Claim Form. However, if such agreement is not reached by the Adjudication Reference Date, Telewest or Telewest Jersey (as appropriate) will refer the dispute to the Independent Adjudicator no later than 14 days thereafter, as a Disputed Scheme Claim.

In an attempt to achieve consistency of decisions, it is intended that the Independent Adjudicator for all Notified Ancillary Scheme Claims in relation to which an adjudication process will take place will be the same person. However, if such person (i) has a conflict of interest, (ii) is unable, due to his workload, to consider any particular claim within the allotted time, or (iii) is otherwise unable to perform his duties as independent adjudicator by reason of his death, incapacity, dismissal or resignation, a different Independent Adjudicator may be nominated.

The Notified Ancillary Scheme Creditor concerned will receive a notice to the effect that its Notified Ancillary Scheme Claim has become a Disputed Scheme Claim. The Independent Adjudicator shall consider the papers and documents and, within 14 days, will send a notice to the Notified Ancillary Scheme Creditor concerned stating whether he requires further documentation or requires him/her to appear before the Independent Adjudicator.

If, on the date falling 14 days after the request for further information, none has been provided, or the Notified Ancillary Scheme Creditor concerned has failed to appear pursuant to a request to appear, then the Independent Adjudicator shall make such determination as he sees fit on the basis of the information available to him and the Disputed Scheme Claim shall become an Agreed Scheme Claim (or not) on the terms of such determination.

Upon any Disputed Scheme Claim being referred to the Independent Adjudicator, the Independent Adjudicator shall use his best endeavours to, within two months from the date on which the Disputed Scheme

Claim was referred to him by Telewest or Telewest Jersey, certify in writing to the Notified Ancillary Scheme Creditor concerned his determination in respect of the Disputed Scheme Claim. The determination will state the amount of the Notified Ancillary Scheme Claim that should be rejected (if any) and the amount that should be admitted as an Agreed Scheme Claim (if any).

The Independent Adjudicator’s determination of the issue will, to the extent permitted by law, be final and binding on the relevant company and Notified Ancillary Scheme Creditor concerned. The Independent Adjudicator may also make such directions as he shall think just in respect of the costs of the adjudication.

More details about the procedure for selection of the Independent Adjudicator, the manner in which he should act and the payment of his remuneration, fees, costs and expenses are set out in the relevant Schemes.

Following Telewest and Telewest Jersey going into liquidation, the obligations of Telewest and Telewest Jersey will be performed by the Liquidators. If the Liquidators of either company wish to close the liquidation before all the matters expressed in this section have been completed, Telewest UK has agreed to perform such matters on behalf of the relevant company to enable the liquidation to be closed provided that, except in the circumstances described in the Schemes, such obligations do not involve the exercise of discretion on behalf of Telewest UK.

Calculation of number of New Shares to be distributed to each Scheme Creditor

The number of New Shares to which a Scheme Creditor is entitled will be calculated in accordance with the formula set out below. If, on the Bar Date, there are no Unresolved Claims or Disputed Scheme Claims in the Telewest Scheme, then there will be a single distribution of all 98.5 per cent. of the New Shares to Scheme Creditors. However, if there are Disputed Scheme Claims or Unresolved Claims on the Bar Date, then there will be an Initial Distribution and (potentially) a Final Distribution to all Agreed Scheme Creditors. The Initial Distribution will only be of a portion of the New Shares, with a portion sufficient to deal with all Disputed Scheme Claims and Unresolved Claims (if agreed at the full amount notified to the relevant company) held by the Escrow Agent pending final resolution of the Disputed Scheme Claims and Unresolved Claims. Further details relating to distribution are set out below.

(1)    Initial Distribution

For the purposes of the Initial Distribution, it is expected that each Scheme Creditor with an Agreed Scheme Claim will be entitled to a number of New Shares equal to:

X Y	x	241,325,000 (being 98.5 per cent. of the anticipated number of New Shares outstanding)

Where:

X	equals the Total Amount of its Agreed Scheme Claim; and

Y	equals the total of all Agreed Scheme Claims plus the total amount notified to the relevant company of all Disputed Scheme Claims and Unresolved Claims at the Bar Date.

If the board of directors of New Telewest determines that the number of New Shares outstanding immediately after the Effective Date would be too large, such that the New Shares may trade at a price below the US$5 per share minimum required by Nasdaq, New Telewest may, by agreement with Telewest, reduce the total number of New Shares to be distributed pursuant to the Telewest Scheme, provided that the aggregate number of New Shares distributed to Scheme Creditors shall, at the Effective Date, represent 98.5 per cent. of the issued share capital of New Telewest.

As each Unresolved Claim and/or each Disputed Scheme Claim becomes an Agreed Scheme Claim, if necessary as a result of the adjudication process described above, the Escrow Agent will make an Initial Distribution to the relevant Scheme Creditor of the number of New Shares (rounded down to the nearest whole number of New Shares) that it would have received had its Unresolved Claim and/or Disputed Scheme Claim been an Agreed Scheme Claim in the amount of its Agreed Scheme Claim as at the Bar Date (but making no corresponding adjustment to the denominator, “Y”, in the above formula).

Each Bondholder’s Initial Share Entitlement will, in respect of each issue of Notes that such Bondholder has an interest in, be aggregated with those of all other Bondholders in that issue. The aggregate Initial Share Entitlements (rounded down to the nearest whole number of New Shares) for each issue of Notes will then be transferred to the DTC system for onward distribution in accordance with their normal procedures.

Each other Scheme Creditor’s Initial Share Entitlement will be rounded down to the nearest whole number of New Shares.

The relevant fractional entitlements not forming part of the Initial Share Entitlements shall be aggregated and retained by the Escrow Agent in escrow for distribution as described below.

The Initial Distribution under the Jersey Scheme will only be from those New Shares distributed to Telewest Jersey pursuant to the Initial Distribution under the Telewest Scheme (with appropriate numbers retained in escrow to deal with any Jersey Ancillary Claims).

(2)    Final Distribution

Once all Unresolved Claims and Disputed Scheme Claims have become Agreed Scheme Claims or have been withdrawn or conclusively rejected and all Initial Distributions have been made to Scheme Creditors with Agreed Scheme Claims, to the extent that the Escrow Agent still retains New Shares or cash in escrow, the Escrow Agent shall transfer all the remaining New Shares and cash that it holds in escrow to each of the Scheme Creditors with Agreed Scheme Claims pro rata to their Agreed Scheme Claims (the “Final Distribution”).

Fractional entitlements of all Scheme Creditors entitled to a Final Distribution shall not be transferred to Scheme Creditors in the Final Distribution. The fractional entitlements of all Scheme Creditors will be aggregated and sold on the Open Market by the Escrow Agent on behalf of Scheme Creditors. The Net Proceeds of Sale of such New Shares will be paid to the NSPCC.

The Final Distribution under the Jersey Scheme will not take place until after the Final Distribution has been made in the Telewest Scheme (or, if there is no Final Distribution in the Telewest Scheme, after Telewest has notified the Escrow Agent of that fact).

Any New Shares remaining in escrow on the Termination Date will be sold on the Open Market and the Net Proceeds of Sale of such New Shares and any cash remaining in escrow will be paid to the NSPCC.

Distribution of New Shares

Distribution of New Shares to Bondholders in respect of Known Scheme Claims

In order for the Escrow Agent to transfer the New Shares in respect of Share Entitlements of Bondholders via the DTC system, Re-globalisation will occur. Bondholders who complete a Form of Proxy and become Definitive Holders will (pursuant to an instruction in the relevant Form of Proxy and pursuant to the terms of the Schemes) irrevocably authorise the Escrow Agent on the Effective Date to convert the definitive registered certificates back into global form. In respect of Bondholders who have not completed a Form of Proxy, their interest will remain in the global Notes at all times.

As soon as practicable following the Bar Date, the Escrow Agent shall aggregate the total number of New Shares attributable to the Agreed Scheme Claims of Bondholders in each issue of DTC eligible Notes and shall transfer that number of New Shares to the registered holders in DTC (i.e. the relevant Depositary in respect of each series of Notes), and in respect of Notes which are only eligible in Euroclear/Clearstream, the relevant number of New Shares to the DTC account of Euroclear/Clearstream. The relevant Depositary will distribute the New Shares to their registered holders, and so on, until the New Shares are credited to the Bondholders’ accounts with their Participants. Bondholders who hold Notes through DTC are expected to receive their New Shares from their Participant and should hold their New Shares through DTC. Bondholders who hold Notes through Euroclear/Clearstream should be allocated New Shares in DTC to their Euroclear/Clearstream Participant which should, in turn, distribute such New Shares to such Bondholders. DTC expect all distributions to be credited to the accounts of its Participants within 48 hours of the New Shares being transferred to DTC.

Although the Share Entitlements of Bondholders under the Schemes will be satisfied by distribution in this manner, Telewest and Telewest Jersey will retain the Escrow Agent to assist in the distribution process.

Distribution of New Shares to Scheme Creditors (other than Bondholders in respect of their Known Scheme Claims)

On Telewest Jersey’s Scheme Claim in the Telewest Scheme becoming a Telewest Agreed Scheme Claim, the Escrow Agent will transfer the number of New Shares equal to Telewest Jersey’s Initial Share Entitlement to a separate account pending distribution pursuant to the Jersey Scheme.

The Escrow Agent will transfer the New Shares to which a Scheme Creditor holding a Eurobell Note or a Notified Ancillary Scheme Creditor is entitled directly to that Scheme Creditor in accordance with the request made in any Claim Form submitted by such Holder of Eurobell Notes or Notified Ancillary Scheme Creditor or, failing the submission of a Claim Form by a Holder of a Eurobell Note within 30 days after a request made by Telewest for such a Claim Form to be submitted, Telewest shall send such New Shares in certificated form to the last known address of the relevant registered Holder of Eurobell Notes.

As noted above, if a Telewest Scheme Creditor or a Jersey Scheme Creditor with an Ancillary Claim fails to submit a Claim Form within 30 days of the notice sent by Telewest or Telewest Jersey (as appropriate) requesting that such a Claim Form be submitted, such Ancillary Claim will automatically be deemed to have been irrevocably withdrawn.

Any Scheme Creditor, other than a Bondholder, with an Agreed Scheme Claim who requires its Share Entitlement (or part thereof) to be credited to a Designated DTC Account, should make an Account Designation in its Claim Form. Following the Bar Date and any such Scheme Claim becoming an Agreed Scheme Claim, the Escrow Agent will transfer the relevant number of New Shares to such account as soon as reasonably practicable.

If a Claim Form does not include an Account Designation in respect of the relevant New Shares, or DTC is unable or unwilling to provide clearing facilities in respect of the relevant New Shares, or if for any other reason Telewest or Telewest Jersey wishes it to, the Escrow Agent will, in respect of an Agreed Scheme Claim, transfer to the relevant Agreed Scheme Creditor or that Agreed Scheme Creditor’s Nominated Recipient the relevant number of New Shares in certificated form.

Direction to sell New Shares

If, for any reason, a Notified Scheme Creditor, other than a Bondholder, does not wish to, or is unable to, hold the New Shares to which it is entitled, it may direct the Escrow Agent to sell its Share Entitlement on the Open Market and account to it for the Net Proceeds of Sale. The price, terms, timing and manner of such sale will be at Telewest’s or Telewest Jersey’s (as appropriate) sole discretion, or that of any agent the relevant company employs to effect such sale (including the Escrow Agent) and neither the relevant company, New Telewest or Telewest UK nor any of their respective advisers, or any person acting on behalf of any of them, will have any Liability for any loss or alleged loss arising from such sale or a failure to procure any purchaser for such New Shares (or any of them).

Transfers of New Shares to Scheme Creditors outside the UK and the USA

New Shares will not be distributed to a Scheme Creditor or a Scheme Creditor’s Nominated Recipient in jurisdictions, other than the US and the UK, where such distributions would or might, in the opinion of the Escrow Agent (subject to the prior consent of Telewest or Telewest Jersey, as appropriate), be unduly onerous or where Telewest or Telewest Jersey, as appropriate, directs the Escrow Agent that such distributions would, or might be, prohibited by any relevant law. Instead, a Scheme Creditor or a Scheme Creditor’s Nominated Recipient in such jurisdictions will be entitled to receive the Net Proceeds of Sale of the New Shares to which he would otherwise be entitled. The Escrow Agent, if directed by Telewest or Telewest Jersey, as appropriate, will sell on the Open Market, or procure such a sale of such New Shares, and will remit the Net Proceeds of Sale in respect of such New Shares by cheque in US Dollars to the relevant Scheme Creditor or Scheme Creditor’s Nominated Recipient.

In accordance with the more detailed terms of the relevant Scheme, none of the Escrow Agent, Telewest, Telewest Jersey, or any of their advisers or any person acting on behalf of any of them shall have any Liability for any loss or alleged loss arising from the price, terms, timing or manner of such sale or the failure to procure any purchaser for such New Shares (or any of them).

7.    Sanction by the Court

Before the Telewest Scheme can become effective and binding the High Court must sanction the Telewest Scheme. Before the Jersey Scheme can become effective and binding as a matter of Jersey law, the Jersey Court must sanction the Jersey Scheme. Before the Jersey Scheme can become effective and binding as a matter of English law, the High Court must sanction the Jersey Scheme. In each case, sanction takes place at a Court hearing after the requisite statutory majorities of relevant Scheme Creditors have approved the Schemes at the Meetings. The dates of the Court hearings for sanction of the Schemes have not yet been settled, although they are expected to take place in the week commencing [14 June] 2004. Telewest and Telewest Jersey will announce the exact date of such hearings on a Regulatory Information Service and on Telewest’s website at www.telewest.co.uk at least two Business Days in advance of such hearings. Scheme Creditors are entitled to attend and make representations at the relevant Court hearings.

The Telewest Scheme is conditional, inter alia, upon the Jersey Scheme being sanctioned by the relevant Courts and the Jersey Directors having confirmed that, immediately following the delivery of the Telewest Order to the Registrar of Companies for registration, they will procure that the Jersey Order is delivered to the Jersey Registrar of Companies and the Jersey UK Order is delivered to the Registrar of Companies for registration. The Jersey Scheme is conditional, inter alia, upon the Telewest Scheme becoming effective.

Details of further conditions to the Schemes are in paragraph 5 of Part II of this document.

8.    Deed of Release

Subject to the provisions below, the terms of the Schemes provide for Telewest and Telewest Jersey to be given the authority to enter into a deed of release (the Deed of Release) on behalf of all Scheme Creditors. The Deed of Release, if entered into, will, as of the Effective Date and the Jersey Effective Date respectively, release:

(i)	Telewest, TCN and Telewest Jersey;

(ii)	New Telewest and Telewest UK;

(iii)	the Directors and Former Directors;

(iv)	the Released Parties;

(v)	the Bondholder Committee and W.R. Huff;

(vi)	the Noteholders’ Trustee and the Jersey Noteholders’ Trustee;

(vii)	Liberty Media; and

(viii)	all advisers to Telewest, New Telewest, TCN, Telewest Jersey, the Bondholder Committee, W.R. Huff and Liberty Media,

from any Liability which each of them may have to a Scheme Creditor or any person to whom a Scheme Creditor may have transferred Notes after the Record Date, that arises in relation to, or in connection with or in any way out of, a Scheme Claim, the Indentures, the implementation of the Schemes and/or of the Financial Restructuring.

Telewest and Telewest Jersey are not aware of any claims of the type referred to in the preceding paragraph, other than those described in paragraph 2 of Part XV of this document, that are being withdrawn upon the occurrence of the Effective Date. However, any Deed of Release to be executed pursuant to the authority conferred by the Schemes shall be subject to any modifications required or approved by the High Court or the Jersey Court and shall take effect in relation to such claims and liabilities as the High Court or Jersey Court considers appropriate, provided only that the effect of any such modification is not such as would require the release of a claim that is not referred to above.

9.    Future liquidation

The Schemes shall be unaffected by any liquidation of either Telewest or Telewest Jersey and shall, in these circumstances, continue according to their terms.

Following the effective dates of the Schemes, it is expected that Telewest and Telewest Jersey will go into liquidation. Further details are given in paragraph 11 of Part II of this document.

PART IV: RISK FACTORS

Investments in Telewest’s and New Telewest’s securities involve risks. Bondholders and Scheme Creditors should carefully consider the following discussion of risks and the other information in this document. The risks and uncertainties described below are not the only ones facing Telewest and New Telewest.

1.    After completion of the Financial Restructuring, New Telewest will continue to be subject to significant risks.

Telewest has historically been unable to fund its operations through operating cash flow, and New Telewest may not be able to fund its operations through operating cash flow in the future.

Telewest has historically not been able to fund its operating expenses, capital expenditures and debt payment obligations through operating cash flow and has therefore incurred substantial indebtedness. After the Financial Restructuring, New Telewest will continue to be required to devote a significant portion of its cash flow from operations to senior debt obligations under its Amended Senior Secured Credit Facility Agreement or an Alternative Financing and to capital expenditures, thereby reducing funds available for other purposes. Although interest payments will be significantly reduced after the cancellation of the Notes, it is possible that New Telewest may continue to incur losses and may not achieve or sustain sufficient cash flow in the future for the payment of interest, the meeting of capital expenditure needs and/or other purposes. If New Telewest’s operating cash flow is not sufficient to meet its operating expenses, capital expenditures and debt payment obligations, it may be forced to raise cash or reduce expenses by doing one or more of the following:

•	increasing, to the extent permitted, the amount of borrowings under the Amended Senior Secured Credit Facility Agreement, or an Alternative Financing;

•	restructuring or refinancing its indebtedness prior to original maturity;
•	delaying or reducing capital expenditures necessary to maintain its network and respond to technological developments and increased competition;

•	selling or disposing of some of its assets, possibly on unfavourable terms;

•	revising or delaying the implementation of its strategic plans; or

•	foregoing business opportunities, including acquisitions and joint ventures.

New Telewest could also be forced to seek additional equity capital, which could dilute the interests of the holders of its common stock.

New Telewest cannot be sure that any of the above actions would be sufficient to fund its operations.

New Telewest’s obligations to service its substantial indebtedness will significantly reduce available cash flow, impact its ability to obtain additional financing and limit its flexibility in reacting to competitive and technological changes.

After giving effect to the Financial Restructuring, New Telewest and its subsidiaries will have substantial indebtedness and may incur additional indebtedness in the future. On a pro forma consolidated basis, New Telewest and its subsidiaries would have had approximately £2.0 billion of indebtedness, including approximately £1.84 billion under the Amended Senior Secured Credit Facility Agreement, outstanding as of 31 December 2003. New Telewest’s substantial consolidated level of indebtedness, and associated interest payment obligations, will:

•	limit its cash flow available for general corporate purposes, including any acquisitions;

•	limit its ability to obtain necessary financing for working capital, capital expenditure or business opportunities and to implement its business strategies;

•	limit its flexibility in reacting to competitive, technological and other changes;

•	expose it to a risk that a decrease in net cash flows due to economic developments or adverse developments in its business could make it difficult or impossible to meet senior debt payment obligations; and

•	expose it to risks inherent in interest rate fluctuations.

New Telewest’s operations and financing activities will be restricted by covenants in the Amended Senior Secured Credit Facility Agreement.

The Amended Senior Secured Credit Facility Agreement expected to be entered into by TCN will contain a number of significant restrictions and covenants that limit New Telewest’s, TCN’s and their subsidiaries’ ability to:

•	acquire businesses or assets;

•	engage in mergers, consolidations and asset dispositions;

•	make capital expenditures and investments;

•	enter into debt and preferred equity financings;

•	pay dividends or redeem or repurchase capital stock;

•	amend debt and other material agreements; and

•	sell equity of, or receive distributions from, subsidiaries.

TCN will also be required to comply with specified financial ratios and performance covenants. There will also be significant restrictions on New Telewest’s and Telewest UK’s ability to engage in activities other than acting as holding companies. These restrictions could affect New Telewest’s ability to operate its business and may limit its ability to take advantage of potential business opportunities as they arise.

Any Alternative Financing arrangements are likely to include similar or additional restrictions.

In addition to any bank facility refinancing, New Telewest may enter into other debt financing arrangements (including an Alternative Financing) that impose similar or additional restrictions.

If New Telewest is unable to comply with the financial and performance covenants in the Amended Senior Secured Credit Facility Agreement, the Senior Lenders could impose additional restrictions on New Telewest or accelerate repayment of all amounts due under that facility.

New Telewest’s ability to comply with the financial and performance covenants in the Amended Senior Secured Credit Facility Agreement will depend on a number of factors, including its operating performance, the level of interest rates, its subsidiaries’ ability to use Telewest’s net operating losses for tax purposes and cash flow, as well as other factors that it may have failed to anticipate or that are beyond its control.

If New Telewest, TCN and the other New Telewest subsidiaries that are a party thereto do not comply with these or other covenants and restrictions contained in the Amended Senior Secured Credit Facility Agreement and other agreements governing their existing or future indebtedness, they would be in default under those agreements. As a result of a default, the Senior Lenders could cause all of the outstanding indebtedness under the Amended Senior Secured Credit Facility Agreement to become due and payable, require New Telewest to apply all of its cash to repay the indebtedness or prevent New Telewest from making debt service payments on any other indebtedness it owes. If its indebtedness is accelerated, New Telewest may not be able to repay its debt or borrow sufficient funds to refinance that debt. In addition, any default under its Amended Senior Secured Credit Facility Agreement, or agreements governing its other existing or future indebtedness, is likely to lead to an acceleration of indebtedness under any other debt instruments that contain cross-acceleration or cross-default provisions. If the indebtedness under its Amended Senior Secured Credit Facility Agreement is accelerated, New Telewest may not have sufficient assets to repay that debt, or other indebtedness then outstanding.

Any Alternative Financing arrangements are likely to include financial and performance covenants similar to those in the Amended Senior Secured Credit Facility Agreement. In the event that New Telewest is unable to comply with these covenants, the relevant lenders could impose additional restrictions on New Telewest or accelerate payment of all amounts due under such arrangements.

New Telewest may not be able to refinance the Amended Senior Secured Credit Facility Agreement at its final maturity.

The Amended Senior Secured Credit Facility Agreement will consist of total committed credit facilities of approximately £2.03 billion, most of which will mature on 31 December 2005. New Telewest does not expect to be able to generate sufficient free cash flow to be able to repay that debt on 31 December 2005 and will therefore need to refinance a substantial portion of the Amended Senior Secured Credit Facility Agreement before that date. If New Telewest is unable to refinance the Amended Senior Secured Credit Facility Agreement, the Senior Lenders would be entitled to accelerate all outstanding indebtedness under the facility and could also seek to enforce their security interest over substantially all of New Telewest’s assets.

Telewest is currently in default on various operating contracts and may take steps in connection with the Financial Restructuring that will result in additional defaults or breaches.

Telewest’s and Telewest Jersey’s failure to pay interest on the Notes has resulted in defaults or breaches under some of its operating contracts. Steps taken in connection with the Financial Restructuring also have resulted, and may result in the future, in additional defaults or breaches. Material contracts currently in default or breach and likely to be the subject of future defaults or breaches include:

•	Telewest’s interconnection agreements with BT, which govern the terms of the interconnection of its network with BT’s network;

•	certain of the Group’s master leasing agreements and finance leases, which provide it with financing to purchase equipment necessary to operate its business; and

•	certain of the Group’s real estate leases relating to its corporate headquarters, call centres and technical facilities.

These defaults or breaches may give the counterparty the right to terminate the relevant operating contract. If material licences or operating contracts are terminated, or renegotiated on less favourable terms, New Telewest could lose assets or commercial contracts important to its business. Any such event could result in disruption of operations, increased costs, loss of subscribers or revenues, and other adverse consequences to New Telewest’s business, the impact of which cannot be predicted or quantified. The most important unquantifiable consequence would be the loss of key operational contracts and relationships.

Adverse publicity relating to the Financial Restructuring and the financial condition of New Telewest and other participants in the markets in which it operates may adversely affect New Telewest’s customer and supplier relationships and market perception of its business.

Adverse publicity relating to the Financial Restructuring and the financial condition of New Telewest, other cable and pay-television operators, and alternative telecommunications carriers may materially adversely affect New Telewest’s business by making it difficult to convince customers to continue with, or to subscribe to, New Telewest’s services and making suppliers demand quicker payment terms or not extend normal trade credit, all of which could further materially adversely affect New Telewest’s working capital position. In addition, suppliers may choose not to continue to supply New Telewest with products and services and New Telewest may find it difficult to obtain new or alternative suppliers. Ongoing negative publicity may also have a long-term negative effect on the Telewest brand name, which could make it more difficult for New Telewest to market products and services in the future.

New Telewest and Telewest UK will be holding companies and will be dependent upon cash from their subsidiaries to meet their obligations.

After the Financial Restructuring, New Telewest will be a holding company with no independent operations or significant assets other than its investments in and advances to subsidiaries. In order to meet its obligations, New Telewest will rely on receiving sufficient cash from its subsidiaries. New Telewest’s subsidiaries will be restricted by the covenants in the Amended Senior Secured Credit Facility Agreement from paying dividends, repaying loans and making other distributions to New Telewest and Telewest UK. In particular, the Amended Senior Secured Credit Facility Agreement would generally restrict the funds available to New Telewest from TCN to £5 million a year and would limit the use of such funds. Future debt instruments may contain similar restrictions that may prevent New Telewest from meeting its obligations.

Moreover, Telewest UK will indemnify Telewest and Telewest Jersey for any of their obligations not compromised pursuant to the Schemes, except for, inter alia, certain expenses of Telewest’s shareholders and Bondholders arising as a result of the Financial Restructuring, and will rely on funds provided by its subsidiaries in meeting its obligations under that indemnity. Covenants in the Amended Senior Secured Credit Facility Agreement will severely restrict the funds available to Telewest UK to meet the indemnity obligation.

The new directors of New Telewest may change Telewest’s current long-range plan.

When the Financial Restructuring is completed, New Telewest’s board of directors will include only one director who is currently on the Board, Cob Stenham. All of the remaining New Telewest directors have been designated by certain of the existing principal holders of the Notes. In addition, it is contemplated that New Telewest will work together with certain of the existing Bondholders to develop an operating business plan based on Telewest’s current long-range plan through the fiscal year 2005. As a result, it is likely that New Telewest will make changes (which could be material) to the business, operations and current long-range plan of Telewest. It is impossible to predict what these changes will be and the impact they will have on New Telewest’s future results of operations and its share price.

New Telewest may be subject to taxation in multiple jurisdictions.

If New Telewest is deemed to have its place of central management and control in the United Kingdom, it will be subject to taxation in both the United States and the United Kingdom. If that is the case, New Telewest’s effective tax rate and aggregate tax liability will be affected by a number of factors, including differences in tax rates in the United States and the United Kingdom, tax treaties between the United States and the United Kingdom, and future changes in the law. As a result, New Telewest may pay income taxes in one jurisdiction for a particular period even though on an overall basis it incurred a net loss for that period or may otherwise have a higher aggregate tax liability. For further details see Part VIII of this document (“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting Impact of the Financial Restructuring—Future Income Subject to United States Federal Income Tax”).

It may be difficult to compare New Telewest’s future financial statements as a result of “fresh-start” accounting.

In connection with the Financial Restructuring, New Telewest will adopt “fresh-start” accounting in accordance with AICPA Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code”, or “SOP 90-7”, as of the Effective Date. Under SOP 90-7, upon sanction of the Telewest Scheme by the High Court, and consistent with its emergence from restructuring as a new entity, New Telewest will establish a new accounting basis, and record its existing assets and liabilities at their respective fair values. As a result, New Telewest’s balance sheet and results of operations after the Financial Restructuring will not be comparable in many material respects to the financial condition or results of operations reflected in the Telewest’s historical financial statements for periods prior to the Effective Date, included elsewhere in this document. In addition, the final results of operations of Telewest will probably include a gain on the extinguishment of the Notes. This may make it more difficult to compare New Telewest’s performance with the historical performance of Telewest.

Following the Financial Restructuring, a significant percentage of the outstanding shares of New Telewest common stock may be held by a small number of stockholders who may have conflicts of interest.

Following the Financial Restructuring, it is anticipated that some Bondholders and Scheme Creditors, including potentially some or all of the Bondholders and Scheme Creditors who have designated a member of New Telewest’s initial board of directors, will become significant stockholders of New Telewest. As a result of these relationships, when conflicts arise between the interests of significant stockholders and the interests of New Telewest’s other stockholders, directors designated by the affected significant stockholders may not be disinterested. These stockholders may also from time to time have or make significant investments in other telecommunications companies, including NTL, Inc and BSkyB. This may result in conflicts of interest. Actions these stockholders take relating to these investments may conflict with the interests of New Telewest’s other stockholders. Under Delaware law, transactions that New Telewest enters into in which a director has a conflict of interest are generally permissible as long as the material facts as to the director’s or officer’s relationship to or interest in the transaction are disclosed to New Telewest’s board of directors and a majority of its disinterested directors approves the transaction, or the transaction is otherwise fair to New Telewest.

If the UK merger control regime applied to the Financial Restructuring, it would require substantial management and financial resources and could require divestment by major stockholders.

The UK merger control regime could potentially be triggered by the Financial Restructuring in the event that any one New Telewest stockholder acquires sufficient shares of New Telewest common stock and rights of control or materially influences the commercial policy of New Telewest. If the UK merger control regime were to be triggered by the Financial Restructuring, it could result in an investigation. Any UK merger investigation would require substantial management and financial resources that would otherwise be devoted to New Telewest’s business. If the transaction were found to result in a substantial lessening of competition, or, following intervention by the Secretary of State, to be contrary to public interest, sanctions could result in one or more major stockholders being required to divest all or a portion of their interests in New Telewest which could adversely affect the market for New Telewest common stock.

2.    There is a risk that even if Telewest Scheme Creditors approve the Telewest Scheme the Financial Restructuring will not be completed.

The Financial Restructuring is unlikely to be implemented if Liberty Media and IDT do not vote in favour of the Resolution necessary to complete the Financial Restructuring.

IDT and Liberty Media beneficially own over 23 per cent. and 25 per cent., respectively, of Telewest’s outstanding share capital. IDT and Liberty Media have entered into voting agreements with Telewest by which they have agreed, among other things, to vote in favour of the Resolution. The voting agreements may be terminated if certain events occur that would cause the Financial Restructuring to fail to be completed. If IDT and Liberty Media do not vote in favour of the Resolution, the Financial Restructuring is unlikely to be implemented as currently contemplated. For additional information regarding voting agreements, see paragraphs 4 and 5 of Part XV of this document.

Approval of the Financial Restructuring is not assured and even if Scheme Creditors approve both Schemes there is a risk that the Financial Restructuring may not be completed.

The Financial Restructuring is subject to a number of conditions and uncertainties, in addition to the approval of the Telewest Scheme by Telewest Scheme Creditors, over which Telewest has limited control. For example, Telewest has received notice from some of its Bondholders with Notes denominated in Sterling of their intention to object in the High Court hearings relating to the Telewest Scheme to the currency exchange rate to be used for the purposes of allocating New Shares to Scheme Creditors. If any one of the conditions to the Financial Restructuring is not met, the Financial Restructuring may not be completed, in which case the Senior Lenders and other creditors of Telewest may accelerate outstanding indebtedness, commence receivership or administration proceedings and exercise other remedies. Under these circumstances, the Board may have no option but to take steps to put Telewest into administration or insolvent liquidation.

For additional information on the conditions to completion of the Financial Restructuring, see paragraph 5 of Part II of this document.

If the conditions precedent to the effectiveness of the Amended Senior Secured Credit Facility Agreement are not satisfied or waived, the Financial Restructuring may not be completed.

Completion of the Financial Restructuring is conditional on New Telewest having entered into the Amended Senior Secured Credit Facility Agreement or an Alternative Financing. The Amended Senior Secured Credit Facility Agreement will require that the conditions set forth in a commitment letter be met, or waived, and that the Senior Lenders have not exercised their termination rights pursuant to that letter. For further information, see paragraph 6 of Part II of this document. In the event that these or other conditions are not met, and an Alternative Financing could not otherwise be agreed, the Financial Restructuring may not be completed.

If the Financial Restructuring does not occur, the Directors may have to petition for administration or an insolvent liquidation of Telewest.

The Directors have been able to permit Telewest to continue to do business in large measure as a direct result of the continued support of its creditors (in general, not calling defaults or accelerating their claims) and the Directors’ belief that the Financial Restructuring is likely to be implemented. However, the Directors do not believe that creditors will likely continue to forbear from declaring defaults if the Financial Restructuring is not implemented or if it is not implemented in a timely manner. Without the support of its creditors, the Directors may have no option but to take steps to put Telewest into some sort of insolvency procedure in order to protect Telewest’s assets for the benefit of all of Telewest’s creditors. This is likely to consist of either administration or insolvent liquidation. As a result of taking these steps, a large number of Telewest’s commercial contracts would become subject to termination.

Even if Telewest were able to avoid liquidation immediately after a failure to complete the Financial Restructuring, and if it received waivers of all the events of default that had occurred prior to that date, Telewest may still be unable ultimately to avoid liquidation.

If the Financial Restructuring does not occur and Telewest is forced to enter into an insolvency procedure, given its financial position and the fact that the Group’s banking syndicate would have first claim on substantially all of Telewest’s assets, in such circumstances the proceeds available to Scheme Creditors could be reduced to a level considerably less than the value of the New Shares they would receive under the Schemes.

The Senior Lenders under the Senior Secured Credit Facility Agreement may accelerate the existing facility and/or appoint an administrative receiver.

Steps taken by Telewest to effect the Financial Restructuring have resulted in several events of default under the Senior Secured Credit Facility. As a result, the Senior Lenders are entitled to accelerate repayment of amounts under the Senior Secured Credit Facility Agreement. If the Financial Restructuring is completed and the Amended Senior Secured Credit Facility Agreement entered into, the defaults under the Senior Secured Credit Facility Agreement will in effect be waived. If the Financial Restructuring is not completed, and no Alternative Financing arrangements are entered into to repay all amounts due under the Senior Secured Credit Facility Agreement in full, however, these defaults are highly unlikely to be waived and the Senior Lenders could accelerate such indebtedness. Telewest does not have sufficient cash resources to repay the Senior Secured Credit Facility if it is declared immediately due and payable. The Senior Lenders could also seek to take control of the assets over which they hold security, which represent most of Telewest’s assets, by appointing a receiver for TCN’s shares or an administrative receiver for TCN.

3.    Risks Related to the New Shares to be issued and distributed in the Financial Restructuring.

The market value of the shares of New Telewest that you will receive in connection with the Financial Restructuring may be less than the current value of your Scheme Claims.

The value of the New Shares will depend on the public trading price of the New Shares after the Financial Restructuring. New Telewest will not trade publicly until the Financial Restructuring is completed. As a result, the Bondholders and Scheme Creditors will not know the market value of any New Shares that they may receive in the Financial Restructuring until the Financial Restructuring is completed.

The large number of shares eligible for public sale after the Financial Restructuring could cause New Telewest’s stock price to decline and make it difficult for New Telewest to sell equity securities.

When the Financial Restructuring is completed, the Scheme Creditors will own 98.5 per cent. of the New Shares. Most of these Scheme Creditors are not in the business of holding equity on a long-term basis. Some of these stockholders will also have rights, subject to various conditions, to require New Telewest to file one or more registration statements, including the right to have New Telewest file a “shelf” registration statement covering their shares, or to include their shares in registration statements that New Telewest may file for itself or on behalf of other stockholders, so that their shares may be publicly resold. Sales by these stockholders of a substantial number of shares after the Financial Restructuring may significantly reduce the market price of New Telewest’s common stock. Moreover, the perception that these stockholders might sell significant amounts of common stock could depress the trading price of the common stock for a considerable period. Sales of these shares, and the possibility of these sales, could make it more difficult for New Telewest to sell equity or equity-related securities in the future at a time and price that New Telewest considers appropriate.

Due to Telewest’s recent financial condition and the historical volatility of the shares of cable, telecommunications and internet companies, the market price of the New Shares is likely to be volatile.

As a result of a number of factors, including Telewest’s recent financial condition and its participation in markets that have experienced historical price volatility, the market price for Telewest’s shares has historically been volatile and the market price for the New Shares is also likely to be volatile, perhaps even more so than the stock market in general, and the market for cable, telecommunications and internet companies in particular. Investors may not be able to sell their New Shares following periods of volatility because of the market’s adverse reaction to that volatility. Factors that could cause volatility in the market price for the New Shares in the future may include, among other things:

•	actual or anticipated variations in its operating results;

•	new products or services, whether New Telewest’s or those of its competitors;

•	changes in financial estimates by securities analysts covering New Telewest;

•	changes in the market valuations of other cable, telecommunications and internet companies;

•	large increases or decreases in capital commitments;

•	additions or departures of key personnel; and

•	issuances of common stock by New Telewest.

Due to Telewest’s troubled financial history and its participation in historically volatile markets, these factors may negatively affect the market price for the New Shares to a greater extent than they would other companies, in some cases regardless of its operating performance.

Shares may be issued to New Telewest’s directors and employees under share option plans which could dilute the value of New Telewest’s common stock.

As part of the Financial Restructuring, New Telewest intends to set aside a portion of its total post Financial Restructuring common stock to be used in plans designed to incentivise its employees, senior executives and directors. The board of directors of New Telewest have reserved 24,500,000 shares for issuance pursuant to such plans. The issuance of additional common stock, or the announcement that additional common stock will be issued, in connection with these stock option plans that is in excess of investors’ expectations may result in a reduction in the market price of the New Shares.

Some provisions of New Telewest’s certificate of incorporation and by-laws and Amended Senior Secured Credit Facility Agreement may discourage or prevent a takeover of New Telewest, even if a takeover would be beneficial to its stockholders.

Provisions of New Telewest’s certificate and by-laws may have the effect of delaying or preventing an acquisition or merger in which New Telewest is acquired or a transaction that changes New Telewest’s board of directors. For additional information, see Part XIII (“Description of the New Telewest Capital Stock—Special Provisions of the Certificate of Incorporation” and “—Special By-laws Provisions”) of this document. New Telewest’s board of directors has also authorised the adoption of a stockholder rights plan which is triggered when certain conditions are met, including the acquisition of 25 per cent. or more of New Telewest’s shares by any person after the Bar Date of the Telewest Scheme (the day after the Effective Date). If triggered, the stockholder rights plan will result in the acquisition of New Telewest being uneconomic for a potential acquiror. In addition, under the Amended Senior Secured Credit Facility Agreement, there would be a mandatory prepayment and cancellation of the entire facility if (i) any person holds, or any persons acting in concert hold, directly or indirectly, 30 per cent. or more of either the voting or the economic interest in New Telewest, or (ii) TCN (or any affiliate of TCN) merges with any other entity.

The Delaware law provisions, a prepayment provision in the Amended Senior Secured Credit Facility described above, and/or the stockholder rights plan could make it more difficult for a third party to acquire New Telewest, even if doing so might be beneficial to its stockholders. These provisions, or the stockholder rights plan, could likewise limit the prices that investors might be willing to pay in the future for New Telewest’s common stock. Some of these provisions would not have been permissible for Telewest because, under the UK City Code on Takeovers and Mergers and English law, it is possible to exercise anti-takeover protection mechanisms only in very limited circumstances. New Telewest, as a Delaware corporation, is not subject to the City Code.

4.    Risks Related To New Telewest’s Operations.

New Telewest may not be able to compete successfully in the highly competitive telephony, multi-channel television and broadband internet markets.

The level of competition is intense in all of the markets in which New Telewest will compete. In particular, its key cable telephony and cable television businesses compete in markets dominated by its competitors (BT in telephony and BSkyB in multi-channel television). Each of BT and BSkyB have significantly greater economies of scale and resources than New Telewest will have and will therefore be in a better position to invest in developing and acquiring proprietary technology, to expand into new business fields, to take advantage of economies of scale with suppliers and to increase their market shares. These advantages are also increasingly important in the broadband internet market where BT has demonstrated a strong interest in developing and marketing broadband internet products.

In the cable television market, competition has been increased as a result of the launch of Freeview in October 2002, which provides a free 30-channel digital service to consumers who purchase a set-top box, or had previously purchased a set-top box for use with the now defunct ITV Digital or who own an integrated digital television.

In the telecommunications market, in addition to competition from fixed-line telephony providers such as BT, falling mobile phone tariffs have resulted in mobile telephony becoming more competitive with Telewest’s cable telephony products.

If New Telewest is unable to compete successfully, it may not be able to attract new customers or retain its existing customers, particularly for higher-margin services.

High customer churn could result in a failure to achieve anticipated revenue levels.

Telewest has experienced rapid growth and development in a relatively short period of time, both in the nature of the services it offers and in the number of subscribers for those services. This growth has challenged Telewest’s ability to provide uniform customer service across its customer base and to integrate training and operations support systems, such as billing and accounts receivable functions, across its business. At the same time, Telewest faces strong competition in the markets in which it competes and its customers can readily purchase products and services substantially similar to its own from other providers. Telewest believes that these factors have contributed to its historically high levels of customer churn as compared to cable companies in the United States. Customer churn is a measure of the percentage of customers disconnecting from Telewest’s services in a given period and is considered to be an indicator of the level of customer satisfaction or dissatisfaction with Telewest’s products and services, including customer service.

Telewest increased the prices for a number of its products and services in April 2002 and March 2003 and its current long-range plan anticipates some additional price increases. Price rises generally lead to higher customer churn among customers who are sensitive to price fluctuations.

New Telewest cannot predict whether it will continue to have similarly high, or higher, rates of customer churn as a result of rapid growth and development, a failure to improve customer service, price increases or for other reasons. High rates of customer churn could negatively affect operating results by, for example, reducing revenues or increasing the cost of sales.

The industries in which New Telewest will participate are subject to rapid and significant changes in technology, and the effect of technological changes on New Telewest’s businesses cannot be predicted.

The internet, cable and telecommunications industries are characterised by rapid and significant changes in technology. The effect of future technological changes on New Telewest’s businesses cannot be predicted. For instance, BSkyB has launched Sky +, a personal video recorder product. New Telewest will not market a comparable product. It is possible that products or other technological breakthroughs, such as voice-over-internet protocol, may result in New Telewest’s core offerings becoming outdated and less competitive. New Telewest may not be able to develop new products and services at the same rate as its competitors or keep up with trends in the technology market as well as its competitors.

As part of its current long-range plan, Telewest has focused on reducing its capital expenditures. As a result, New Telewest may not be able to maintain the technological competitiveness of its core products or maintain or increase its market share in key market segments. If New Telewest’s products and services are not competitive, it is likely to lose customers and business, its turnover will decline and its businesses will be materially adversely affected. The cost of implementing emerging and future technologies could be significant, and New Telewest’s ability to fund that implementation may depend on its ability to obtain additional financing. New Telewest cannot be certain that it would be successful in obtaining any additional financing required.

If New Telewest does not maintain and upgrade its networks in a cost-effective and timely manner, it could lose customers and revenues.

Maintaining an uninterrupted and high quality service over its network infrastructure is critical to New Telewest’s ability to attract and retain customers. Providing a competitive service level depends in part on New Telewest’s ability to maintain and upgrade its networks in a cost effective and timely manner. The maintenance and upgrade of its networks will depend upon, among other things, its ability to:

•	modify network infrastructure for new products and services;

•	install and maintain cable and equipment; and

•	finance maintenance and upgrades.

New Telewest’s Amended Senior Secured Credit Facility Agreement, or any Alternative Financing, will limit the level of total capital expenditure that New Telewest can incur. If this affects New Telewest’s ability to replace network assets at the end of their useful lives or if there is any reduction in its ability to perform necessary maintenance on network assets, New Telewest’s networks may have an increased failure rate, which is likely to lead to increased customer churn and the effects described above.

New Telewest’s operations will depend on critical systems housed in a relatively small number of locations, which could result in significant network outages in the event of a natural disaster, terrorist attack, war or other catastrophic event.

Telewest’s operations depend on many sophisticated, critical systems, which support all of the various aspects of its operations from network to billing and customer service systems. The hardware supporting a large number of those critical systems is housed in a relatively small number of locations. In particular, Telewest has only a single originating point for its digital television services, known as a headend, located in Knowsley. On 31 December 2003, the Knowsley headend was flooded resulting in an outage of Telewest’s digital television services. If the Knowsley headend or one or more other locations were to be subject to fire, flooding, natural disaster, terrorism, power loss, break-in or other catastrophe in the future, it could result in network-wide or local outages in New Telewest’s network services. Any outages would result in lost revenues, potential loss of customers and/or adverse publicity. In addition, the transmission of material that contains any viruses over New Telewest’s networks, or other electronic devices, intended to damage, or otherwise cause harm to or interfere with, its networks, could also result in a loss of revenues.

Insolvency or non-performance by parties from whom New Telewest will lease fibre-optic cable could result in the loss of cable service in some coverage areas.

Approximately 9 per cent. of Telewest’s fibre-optic cable is owned by other licensed operators and is leased to Telewest on an “indefeasible rights of use” basis. In the event of insolvency or non-performance by the counterparties to these indefeasible rights of use, there is a risk that cable service could be lost in parts of the areas in which New Telewest will operate.

New Telewest will depend on key information systems for billing, customer management and service delivery over its networks, the failure of which could result in a loss of customers or failure to collect payments due from customers.

Telewest relies on a number of software applications for billing, customer management and the delivery of services over its networks. The ability of New Telewest to maintain accurate customer records for billing and marketing purposes is critical to its ability to collect revenue and market to its existing customer base. If New Telewest is unable to maintain, upgrade or expand these systems to meet future operational needs, maintain adequate back-up facilities or adequately protect its systems through firewalls and access controls, it may lose customers, or fail to collect payments from customers.

Although Telewest does not have a back-up data centre for business continuity purposes, it has operational plans to cope with a number of potentially disruptive events. However, it has not fully tested these plans for their robustness or completeness.

Regulation of the markets in which Telewest provides its services has been changing rapidly; unpredictable changes in UK and European Union regulations affecting the conduct of Telewest’s business, including price regulations, may have an adverse impact on New Telewest’s ability to raise prices, enter new markets or control its costs.

Telewest’s principal business activities are regulated and supervised by various governmental bodies in the United Kingdom and by the regulatory initiatives of the European Commission. Regulatory changes have recently occurred, and may in the future occur, at the UK or EU level with respect to licensing requirements, price regulation, interconnection arrangements, number portability, carrier pre-selection, the ability to provide digital services, ownership of media companies, programming, local loop unbundling, the provision of open access by UK cable operators to other telecommunications operators, the adoption of uniform digital technology standards or the bundling of services. Regulatory changes relating to the activities of New Telewest and its competitors, such as changes relating to access to cable networks, the costs of interconnection with other networks or the prices of competing products and services, could adversely affect New Telewest’s ability to raise prices, enter new markets or control its costs. See the paragraph headed “Regulatory Matters” in Part IX of this document for further details.

The UK and EU Merger control regimes may affect New Telewest’s ability to enter into a merger or acquisition that it otherwise believes will benefit New Telewest and its stockholders.

New Telewest’s participation in any substantial merger or acquisition with another company in its industry may lead to significant increases in market share. A merger of this sort may be investigated by either the Office of Fair Trading or, depending on jurisdiction issues, the Merger Task Force of the European Commission. The Office of Fair Trading is likely to investigate any substantial merger involving New Telewest, which would lead to the creation of a company supplying more than 25 per cent. of the pay-television market in the United Kingdom or enhancing the market share of a company supplying more than 25 per cent. of the pay-television market in the United Kingdom.

It is likely that any proposed merger or acquisition between New Telewest and another company in its industry would also be subject to consideration by the UK Office of Communications. The UK Office of Communications would then provide advice to the regulatory body considering the proposed merger or acquisition.

In the United Kingdom, mergers that appear to raise significant competition or antitrust issues may be referred to the UK Competition Commission for an in-depth investigation. Similarly, any merger being reviewed by the European Commission could, if significant competition issues were revealed, involve an in-depth “Phase II” investigation. Given that there has been considerable consolidation in the UK cable sector, the merger control process could limit the possibilities for any future consolidation.

New Telewest may not be able to achieve, or realise benefits from, any further consolidation in the UK cable industry.

Telewest and other cable companies in the United Kingdom have historically grown through consolidation. The UK cable industry now consists of two principal participants, Telewest and NTL, Inc. As a result, the opportunities for New Telewest to grow through acquisitions are limited. New Telewest cannot assure you that any attempt to consolidate would be successful or that any anticipated benefits of consolidation would be realised on a timely basis or at all. Risks associated with business combinations include the loss of contractual rights by virtue of change of control provisions, difficulties in integrating accounting policies and systems and loss of key employees.

New Telewest’s future dependence on BSkyB and other suppliers for television programming could have a material adverse effect on New Telewest’s ability to provide attractive programming at a reasonable cost.

New Telewest will obtain a significant amount of its premium programming, some of its basic programming and pay-per-view sporting events from BSkyB, or a BSkyB joint venture. BSkyB is a leading supplier of programming to cable television operators and is the exclusive supplier of some programming, including the Sky Sports channels and the most popular premium subscription film channels available in the United Kingdom.

There is also certain programming carried by competing digital service providers that may not be available to New Telewest’s digital television subscribers. New Telewest’s inability to obtain this programming or any other popular programming, or to obtain it at a reasonable cost, could materially adversely affect the number of subscribers to its cable television service.

New Telewest will compete directly in the provision of pay-television services with BSkyB, from which it will also purchase content.

In addition to providing programming to cable operators, BSkyB competes with Telewest and other UK cable operators by offering its programming directly to its digital satellite customers. As a result of BSkyB’s ownership of this content, it is able to offer this content to its subscribers at a price that will be challenging for New Telewest to match and still maintain a profit margin on the sale of that premium programming. BSkyB may also offer content exclusively to its digital satellite customers and not to New Telewest.

New Telewest will rely on key suppliers to provide programming, which may increase its content acquisition costs.

In addition to BSkyB, Telewest’s significant programming suppliers include Viacom, Discovery and Turner, a division of Time Warner. Suppliers of popular programming may decide to introduce new channels to be packaged with their existing programming options or otherwise increase New Telewest’s costs of purchasing existing and new programming. New Telewest’s dependence on these suppliers for television programming could have a material adverse effect on its ability to provide attractive programming at a reasonable cost.

Disruptions in New Telewest’s satellite transmissions could materially adversely affect its content segment operations.

Telewest’s content segment, Flextech, currently broadcasts its digital services with Astra satellite transponders leased from Société Européene des Satellites. The operation of the Astra satellites is beyond Flextech’s control. Disruption to the satellites would result in disruption to Flextech’s content services and, depending upon the nature of that disruption, could result in a loss of revenues, a loss of customers and/or adverse publicity. The satellite transponders may fail before the expiration, in December 2013, of New Telewest’s contractual right to utilise them which may result in additional costs as alternative arrangements are made for satellite transmission.

The development of technology that enables unauthorised access to New Telewest’s networks could result in a loss of revenue.

Telewest relies on the integrity of its networks to ensure that its services are provided only to identifiable paying customers. Telewest has experienced piracy of its analogue television services by individuals who have circumvented the security features on its set-top boxes.

New Telewest may not be able to maintain the integrity of its network. The development of new technology facilitating unauthorised access to New Telewest’s network could result in a loss of revenue.

New Telewest may not be granted rights to transmit its programming content over the internet.

All of the contracts governing Telewest’s acquired television programming grant Telewest the right to broadcast that programming over analogue and/or digital television platforms. New Telewest may not be granted any rights to transmit that programming content over the internet. Failure to obtain internet transmission rights could prevent New Telewest from utilising this content in connection with internet technologies and could result in competitors providing some of the content New Telewest broadcasts over its analogue and/or digital television platforms through the internet in competition with New Telewest.

New Telewest will depend on the ability to attract and retain key personnel without whom it may not be able to manage its business lines effectively.

New Telewest’s future success is likely to depend in large part on its continued ability to attract and retain highly skilled and qualified personnel. As a result of Telewest’s financial condition and the Financial Restructuring, New Telewest may have difficulty in attracting and retaining highly skilled and qualified personnel.

Telewest has incurred, and will continue to incur, significant costs in connection with the Financial Restructuring, substantially all of which must be paid regardless of whether the Financial Restructuring occurs.

Telewest has had to incur significant costs in connection with the Financial Restructuring and will continue to do so until the Financial Restructuring is completed. These costs principally relate to compensation and fees payable to Telewest’s financial, legal and accounting advisers as well as advisers to significant stakeholders who have been impacted by Telewest’s need to restructure. Pursuant to the terms of engagement with these advisers, substantially all of these costs will be paid regardless of whether the Financial Restructuring occurs. As at 31 December 2003, costs incurred in connection with the Financial Restructuring were approximately £47 million (excluding Value Added Tax, or VAT). Telewest currently expects that total Financial Restructuring costs will be approximately £110 million (excluding VAT). For further information, see paragraph 15 of Part XV of this document.

In the event that the Financial Restructuring is not completed on the terms disclosed in this document, Telewest believes that substantial additional costs may be incurred as a result of the likely need to petition for some sort of insolvency procedure.

Telewest’s financial advisers will be paid an advisory fee, part of which is contingent on the completion of the Financial Restructuring.

Pursuant to the terms of their respective engagement letters with Telewest, Citigroup and Gleacher are entitled to £13 million and at least £4 million, respectively, upon the successful completion of the Financial Restructuring. Citigroup and Gleacher have provided a written opinion on the fairness, from a financial point of view, of the Financial Restructuring to Telewest’s Shareholders.

PART V: CAPITALIZATION

The following is extracted, without amendment, from New Telewest’s Registration Statement:

“The following table sets forth Telewest’s capitalization as of December 31, 2003 on an actual basis, and on a pro forma basis adjusted to give effect to the following steps of the Financial Restructuring:

•	the cancellation of Telewest’s and Telewest Jersey’s outstanding notes and debentures, including all unpaid accrued interest in exchange for equity of New Telewest;

•	the full and complete satisfaction of all of the claims arising out of Telewest’s existing senior secured credit facility and entry into the proposed amended senior secured credit facility with the Senior Lenders; and

•	the adoption of “fresh start” accounting as set out in SOP 90-7. Adoption of “fresh start” accounting will result in the reorganization value of New Telewest being allocated to assets in conformity with the procedures specified by FASB Statement No. 141 and each liability will be stated at present value of the amount to be repaid. In particular, “fresh start” accounting is expected to change the value of New Telewest’s tangible and intangible assets with an associated change in its future depreciation and amortization expense as compared to Telewest’s financial statements included elsewhere in this shareholders’ circular and prospectus. Telewest has substantially completed the process of determining both its reorganization value and the fair value of its identifiable tangible and intangible assets. The valuations and allocations set out in the table below are only an indication of the likely outcome of this process, and may be subject to further change, although Telewest does not expect the final valuations and allocations to differ materially. The amount of shareholders’ equity in the “fresh start” balance sheet is not an estimate of the market value of the New Telewest common stock to be issued upon completion of the Financial Restructuring. Neither Telewest nor New Telewest makes any representations as to the market value, if any, of the New Telewest common stock to be issued pursuant to the Financial Restructuring.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Telewest’s consolidated financial statements and the notes thereto included elsewhere in this shareholders’ circular and prospectus.

	As of December 31, 2003
	Actual	As adjusted (1)
		(unaudited) (in millions)
Cash and cash equivalents	£427	£204	$364

Debt repayable within one year
Senior secured credit facility	£2,000	£–	$–
Notes and debentures	3,286	–	–
Other debt	1	1	2
Capital lease obligations	89	89	159

	5,376	90	161

Debt repayable after more than one year
Proposed amended senior secured credit facility	–	1,840	3,283
Other debt	6	6	10
Capital lease obligations	51	51	91

	57	1,897	3,384

Total debt	5,433	1,987	3,545

Total shareholders’ (deficit)/equity	(2,558)	2,054	3,665
Minority interests	(1)	(1)	(2)

Total capitalization	£2,874	£4,040	$7,208

(1)	The economic environment in which Telewest operates is the United Kingdom, and therefore its reporting currency is pounds sterling (£). Some of the financial information as of December 31, 2003 has been translated into US dollars ($). The US dollar amounts are unaudited and presented solely for the convenience of the reader, at the rate of $1.7842 = £1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2003. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.”

PART VI: SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following is extracted, without amendment, from New Telewest’s Registration Statement:

“The following table presents Telewest’s selected historical consolidated financial data for each of the fiscal years 1999, 2000, 2001, 2002 (restated) and 2003. The consolidated financial statements for the five fiscal years ended December 31, 2003 have been audited by KPMG Audit plc, independent accountants, and have been presented in accordance with US GAAP. The selected historical financial and operating data should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Telewest’s historical consolidated financial statements and notes thereto, each of which is included elsewhere in this shareholders’ circular and prospectus.

Telewest’s statutory accounts for the periods ended December 31, 2000, 2001 and 2002 have been delivered to the UK Registrar of Companies.

Subsequent to the issuance of its consolidated financial statements as of and for the year ended December 31, 2002, Telewest determined the need to adjust the classification of debt previously reflected as long term in the consolidated balance sheet (£1.8 billion at December 31, 2002), to write off associated deferred financing costs of £11 million and to account for default interest in respect of unpaid interest on defaulted notes and debentures (£2 million at December 31, 2002). As a result of the adjustments, the information presented in the following table with respect to the year ended December 31, 2002 differs from that initially presented in Telewest’s filings with the US Securities and Exchange Commission. See Note 3 to Telewest’s consolidated financial statements on page F-15 of this shareholders’ circular and prospectus.

After completion of the Financial Restructuring, the financial statements of New Telewest will reflect the application of “fresh start” accounting as described in Statement of Position “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” or SOP 90-7, issued by the American Institute of Certified Public Accountants. The adoption of “fresh start” accounting will result in the determination of the reorganization value of New Telewest which will be allocated to assets in conformity with the procedures specified by Financial Accounting Standards Board, or FASB, Statement No. 141 and each liability will be stated at the then present value of the amount to be repaid. “Fresh start” accounting is expected to change the value of New Telewest’s tangible and intangible assets with an associated change in its future depreciation and amortization expense as compared to Telewest’s financial statements included elsewhere in this shareholders’ circular and prospectus.

Telewest has historically presented its financial statements both on the basis of US GAAP and on the basis of UK GAAP. The financial statements with respect to Telewest and its consolidated subsidiaries included in this shareholders’ circular and prospectus have been prepared in accordance with US GAAP, and are presented in pounds sterling, which is Telewest’s operating currency. The financial statements of New Telewest, which is a Delaware corporation, will in the future be prepared in accordance with US GAAP and presented in pounds sterling. New Telewest will not present its financial statements on the basis of UK GAAP in the future.

	Year ended December 31,
	1999(1)	2000(2)	2001	2002 Restated	2003	2003(3)
	(in millions, except per share data)
Statement of Operations Data:
Revenue
Consumer Sales Division
Cable television	£258	£279	£329	£336	£317	$565
Consumer telephony	334	445	488	495	470	839
Internet and other(4)	17	16	40	63	120	214

	609	740	857	894	907	1,618
Business Sales Division	177	248	268	283	278	496

Total Cable Segment	786	988	1,125	1,177	1,185	2,114
Content Segment	–	81	129	106	113	202

Total revenue	£786	£1,069	£1,254	£1,283	£1,298	$2,316

Operating Costs and Expenses:
Cable programming expenses	£132	£132	£142	£128	£125	$223
Cable telephony expenses	158	235	235	218	193	344
Content segment expenses	–	46	83	70	81	145
Depreciation	305	423	469	495	389	694
Impairment of fixed assets(5)	–	–	–	841	–	–

Cost of sales	595	836	929	1,752	788	1,406
Selling, general and administrative expenses	307	445	497	526	490	874
Amortization	62	147	183	–	–	–
Impairment of goodwill(5)	–	–	766	1,445	–	–

Total operating costs and expenses	£964	£1,428	£2,375	£3,723	£1,278	$2,280

Operating (loss)/profit	£(178)	£(359)	£(1,121)	£(2,440)	£20	$36
Other income/(expenses)
Interest income	7	15	15	19	24	43
Interest expense (including amortization of debt discount)(6)	(313)	(385)	(487)	(528)	(488)	(871)
Foreign exchange (losses)/gains, net	(49)	(15)	–	213	268	478
Share of net (losses)/profits of affiliates and impairment(5)	(6)	(15)	(216)	(118)	1	2
Minority interest in losses/(profits) of subsidiaries, net	(1)	1	1	1	–	–
Other, net	(1)	(3)	(3)	36	8	14
Tax benefit/(expense)	–	6	70	28	(16)	(29)

Net loss(6)	£(541)	£(755)	£(1,741)	£(2,789)	£(183)	$(327)

Basic and diluted loss per ordinary share	£(0.25)	£(0.28)	£(0.60)	£(0.97)	£(0.06)	$(0.11)

Weighted average number of ordinary shares outstanding	2,197	2,705	2,880	2,873	2,874	2,874

Other Financial Data:
Cash provided by/(used in) operating activities	£34	£(4)	£13	£103	£308	$549
Cash used in investing activities	(859)	(556)	(561)	(365)	(212)	(378)
Cash provided by/(used in) financing activities	849	555	502	638	(59)	(105)
Working capital(7)	(194)	(170)	(305)	(500)	(711)	(1,269)
Capital expenditure(8)	463	525	546	447	228	406
Balance Sheet Data (at year end)
Property and equipment, net	£2,818	£3,289	£3,473	£2,598	£2,421	$4,320
Total assets	4,568	7,324	6,332	4,095	3,889	6,939
Investments	4	784	547	376	362	646
Total debt (including short term)	3,130	4,254	4,897	5,450	5,293	9,444
Capital leases (including short term)	138	245	238	204	140	250
Shareholders’ equity/(deficit)	953	2,145	451	(2,386)	(2,558)	(4,564)

(1)	Includes results of operations of Cable London from November 23, 1999 (the date Telewest acquired the 50% of Cable London it did not already own). Prior to that date the 50% interest in Cable London was accounted for under share of net(losses)/profits of affiliates and impairment.
(2)	Includes results of operations of Flextech from April 19, 2000 (the date Telewest acquired Flextech) and the results of Eurobell (Holdings) PLC from November 1, 2000 (the date Telewest acquired Eurobell).
(3)	The economic environment in which Telewest operates is the United Kingdom, and therefore its reporting currency is pounds sterling (£). Some of the financial information as of and for the year ended December 31, 2003 has been translated into US dollars ($). The US dollar amounts are unaudited and presented solely for the convenience of the reader, at the rate of $1.7842 = £1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2003. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.

(4)	Other consists primarily of the sale of cable publications, which ceased in November 2002.
(5)	In 2001, Telewest recorded a goodwill impairment charge of £766 million and wrote down the value of its investments in affiliates by £202 million. In 2002, it recorded a fixed asset impairment charge of £841 million, a goodwill impairment charge of £1,445 million and wrote down the value of its investments in affiliates by £130 million.
(6)	In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections.” SFAS 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. Telewest adopted this standard from January 1, 2002 and reclassified £15 million and £20 million from extraordinary items to interest expense for the years ended December 31, 2001 and 1999, respectively. No material adjustments were required in 2000 or 2002.
(7)	Includes trade and other receivables, prepaids and inventory less accounts payable, other liabilities inclusive of capital accruals and deferred income.
(8)	Represents cash paid for property and equipment, net of cash received upon dispositions of property and equipment, of £5 million, £2 million, £2 million, £1 million and £0, respectively, for the years presented.”

PART VII : U NAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following is extracted, without amendment, from New Telewest’s Registration Statement

“The following unaudited pro forma condensed consolidated financial statements are derived from Telewest’s audited consolidated financial statements for the year ended December 31, 2003 which are included elsewhere in this shareholders’ circular and prospectus.

The unaudited pro forma condensed consolidated financial information has been prepared to reflect the following adjustments to Telewest’s historical financial information to give effect to the Financial Restructuring, as if the Financial Restructuring occurred as of December 31, 2003 for purposes of the unaudited pro forma condensed balance sheet and as of January 1, 2003 for purposes of the unaudited pro forma condensed consolidated statements of income for the period ended December 31, 2003:

•	the cancellation of Telewest’s and Telewest Jersey’s outstanding notes and debentures, including all unpaid accrued interest in exchange for equity of New Telewest;

•	the full and complete satisfaction of all of the claims arising out of Telewest’s existing senior secured credit facility and entry into the proposed amended senior secured credit facility with the Senior Lenders; and

•	the adoption of “fresh start” accounting as set out in Statement of Position “Financial Reporting Entities in Reorganization under the Bankruptcy Code,” referred to as SOP-97, issued by the American Institute of Certified Public Accountants.

The unaudited pro forma consolidated financial information is provided for illustrative purposes only and does not purport to represent what the actual results of operations or New Telewest’s financial position would have been had the Financial Restructuring occurred on January 1, 2003 or December 31, 2003, respectively, nor is it necessarily indicative of New Telewest’s future operating results or consolidated financial position. In particular, as a result of the application of “fresh start” accounting, the estimated reorganization value of New Telewest has been allocated on a pro forma basis to assets in conformity with the procedures specified in FASB Statement No. 141 and each liability is stated at the present value of the amount to be repaid. The adoption of “fresh start” accounting will change the value of New Telewest’s tangible and intangible assets with an associated change in its future depreciation and amortization expense as compared to the financial statements included elsewhere in this shareholders’ circular and prospectus. Telewest has substantially completed the process of determining both its reorganization value and the fair value of its identifiable tangible and intangible assets. The valuations and allocations set out in the unaudited pro forma condensed consolidated financial statements are only an indication of the likely outcome of this process, and may be subject to further change, although Telewest does not expect the final valuations and allocations to differ materially. The amount of shareholders’ equity in the “fresh start” balance sheet is not an estimate of the market value of the New Telewest common stock to be issued upon completion of the Financial Restructuring. Neither Telewest nor New Telewest makes any representations as to the market value, if any, of the New Telewest common stock to be issued pursuant to the Financial Restructuring.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with Telewest’s historical consolidated financial statements and notes thereto. You should also read sections “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this shareholders’ circular and prospectus.

Unaudited Pro Forma Condensed Consolidated Statements of Income

(in millions, except per share data)

	Year ended December 31, 2003
	Historical	Financial Restructuring Adjustments	Note	Fresh Start Adjustments(7)	Note	Pro Forma(1)
Revenue:
Consumer Sales Division
Cable television	£317	–		–		£317	$565
Consumer telephony	470	–		–		470	839
Internet and other	120	–		–		120	214

	907	–		–		907	1,618
Business Sales Division	278	–		–		278	496

Total Cable Segment	1,185	–		–		1,185	2,114
Content Segment	113	–		–		113	202

Total revenue	£1,298	–		–		£1,298	$2,316

Operating Costs and Expenses:
Cable programming expenses	£125	–		–		125	223
Cable telephony expenses	193	–		–		193	344
Content segment expenses	81	–		–		81	145
Depreciation	389	–		111	(6)	500	892

Cost of sales	£788	–		111		899	1,604
Selling, general and administrative expenses	490	33	(2)	–		523	933

	£1,278	£33		£111		£1,422	$2,537

Operating profit/(loss)	£20	(33)		(111)		(124)	(221)
Other income/(expense)
Interest income	24	(10)	(3)	–		14	25
Interest expense (including amortization of debt discount)	(488)	276	(4)	–		(212)	(378)
Foreign exchange gains, net	268	(268)	(5)	–		–	–
Share of net profits of affiliates	1	–		–		1	2
Other, net	8	–		–		8	14
Tax expense	(16)	–		–		(16)	(29)

Net loss	£(183)	£(35)		£(111)		£(329)	$(587)

Basic and diluted loss per ordinary share	£(0.06)	–		–		£(1.34)*	$(2.40)*
Weighted average number of ordinary shares	2,874	–		–		245	245

*	Assumes the issuance of 245 million shares of the common stock of New Telewest were outstanding throughout the year.

Notes To Unaudited Pro Forma Condensed Consolidated Statements of Income

(1)	The economic environment in which Telewest operates is the United Kingdom, and therefore its reporting currency is pounds sterling (£). Some of the financial information for the year ended December 31, 2003 has been translated into US dollars ($). The US dollar amounts are unaudited and presented solely for the convenience of the reader, at the rate of $1.7842 = £1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2003. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.
(2)	Represents Financial Restructuring charges in excess of those charged at December 31, 2003 of £33 million.
(3)	Represents reversal of interest income of £10 million in 2003 on higher cash balances with effect from June 2002 as a result of realizing derivative contracts and additional drawdowns from Telewest’s existing senior secured credit facility.

(4)	Represents adjustments to interest expense with effect from January 1, 2003 as follows:

Year ended December 31, 2003
(millions)
Reversal of interest charges due to cancellation of notes and debentures	£352
Reversal of interest charges on existing senior secured credit facility	118
Interest charges on proposed amended senior secured credit facility	(152)
Write-off of unamortized facility fee as at January 1 in respect of existing senior secured credit facility	(29)
Write back of facility fee amortization charge in year	6
Amortization charges in respect of facility fee on proposed amended senior secured credit facility	(8)
Amortization of interest rate swaps	(11)

£276

(5)	Represents reversal of foreign exchange gains, net, on US dollar denominated debt and forward contracts of £268 million with effect from January 1, 2003.
(6)	Represents the increase in depreciation expense due to the increase in carrying value of property and equipment and intangible assets based on a weighted average useful life of approximately twelve years.
(7)	As a result of the application of “fresh start” accounting, the estimated reorganization value of New Telewest has been allocated to assets in conformity with the procedures specified in FASB Statement No. 141 and each liability is stated at the present value of the amount to be repaid. The adoption of “fresh start” accounting will change the value of New Telewest’s tangible and intangible assets with an associated change in its future depreciation and amortization expense as compared to the financial statements included elsewhere in this shareholders’ circular and prospectus. Telewest has substantially completed the process of determining both its reorganization value and the fair value of its identifiable tangible and intangible assets. The valuations and allocations set out in the “Fresh Start Adjustments” column are only an indication of the likely outcome of this process, and may be subject to further change, although Telewest does not expect the final valuations and allocations to differ materially. Telewest expects the gain on the cancellation of debt to be equal to the total amount of restructured notes and debentures and accrued interest thereon, which totals approximately £3.7 billion. In accordance with SEC rules on pro forma adjustments, Telewest has not reflected this credit in the Unaudited Pro Forma Condensed Consolidated Statements of Income and Unaudited Pro Forma Condensed Consolidated Balance Sheet as it would be a material non-recurring gain resulting from the proposed transaction, which is not expected to have a continuing impact on operations.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

(in millions)

	As of December 31, 2003
	Historical	Financial Restructuring Adjustments	Note	Fresh Start Adjustments(8)	Note	Pro Forma(1)
Assets
Cash and cash equivalents	£427	£(223)	(2)	£–		£204	$364
Secured cash deposits restricted for more than one year	13	–		–		13	23
Trade receivables	114	–		–		114	203
Other receivables	39	–		–		39	70
Prepaid expenses	16	–		–		16	29

Total current assets	609	(223)		–		386	689
Investment in affiliates, accounted for under the equity method, and related receivables	362	–		(39)		323	576
Property and equipment	2,421	–		598		3,019	5,386
Intangible assets	–	–		425		425	758
Goodwill	447	–		46	(9)	493	880
Inventory	27	–		–		27	48
Other assets	23	7	(3)	–		30	54

Total assets	£3,889	£(216)		£1,030		£4,703	$8,391

Liabilities and shareholders’ equity/(deficit)
Accounts payable	£98	£–		£–		£98	$175
Other liabilities	696	(352)	(4)	–		344	614
Deferred income	113	–		–		113	201
Debt repayable within one year	5,287	(5,286)	(5)	–		1	2
Capital lease obligations repayable within one year	89	–		–		89	159

Total current liabilities	6,283	(5,638)		–		645	1,151
Deferred tax	108	–		–		108	193
Debt repayable after more than one year	6	1,840	(6)	–		1,846	3,293
Capital lease obligations repayable after more than one year	51	–		–		51	91

Total liabilities	£6,448	£(3,798)		–		£2,650	$4,728
Minority interests	(1)	–		–		(1)	(2)
Total shareholders’ (deficit)/equity	(2,558)	3,582	(7)	1,030	(9)	2,054	3,665

Total liabilities and shareholders’ equity	£3,889	£(216)		£1,030		£4,703	$8,391

Notes To Unaudited Pro Forma Condensed Consolidated Balance Sheet

(1)	The economic environment in which Telewest operates is the United Kingdom and therefore its reporting currency is pounds sterling (£). Some of the information as of December 31, 2003 has been translated into US dollars ($). The US dollar amounts are unaudited and presented solely for the convenience of the reader, at the rate of $1.7842 = £1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2003. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.
(2)	Represents (i) the repayment of a credit advance of £160 million made by the Senior Lenders on September 27, 2002 which will be repaid on completion of the Financial Restructuring, (ii) £30 million prepayment of the facility fee in respect of the proposed amended senior secured credit facility and (iii) the payment of Financial Restructuring charges of £33 million at December 31, 2003.

millions
Cash and cash equivalents
–repayment of credit advance	£(160)
–prepayment of facility fee	(30)
–Financial Restructuring charges	(33)

(223)
Debt repayable after more than one year
–repayment of credit advance	160
Other assets
–prepayment of facility fee	30
Total shareholders’ (deficit)/equity
–Financial Restructuring charges	33

£0

(3)	Represents facility fee on proposed amended senior secured credit facility of £30 million less write-off of unamortized facility fee on existing senior secured credit facility of £23 million as of December 31, 2003.

millions
Other assets
–facility fee on proposed amended senior secured credit facility	£30
–write-off existing facility fee	(23)

7
Cash and cash equivalents
–prepayment of facility fee	(30)
Total shareholders’ (deficit)/equity
–write-off existing facility fee	23

£0

(4)	Represents the conversion into equity of £352 million of unpaid accrued interest on notes and debentures at December 31, 2003.

millions
Other liabilities
–conversion of unpaid accrued interest on notes and debentures	£(352)
Total shareholders’ (deficit)/equity
–conversion of unpaid accrued interest on notes and debentures	352

£0

(5)	Debt repayable within one year includes £2,000 million in respect of the existing senior secured credit facility. Under the terms of the proposed amended senior secured credit facility the funds will fall for repayment on December 31, 2005 and June 30, 2006. Accordingly £2,000 million has been reclassified to debt repayable after more than one year. Debt repayable within one year also includes £3,286 million at December 31, 2003 of outstanding notes and debentures which are being converted into equity in the Financial Restructuring.

millions
Debt repayable within one year
–reclassification of senior secured credit facility	£(2,000)
–conversion of outstanding notes and debentures	(3,286)

(5,286)
Debt repayable after more than one year
–reclassification of senior secured credit facility	2,000
Total shareholders’ (deficit)/equity
–conversion of outstanding notes and debentures	3,286

£0

(6)	Represents the transfer to debt repayable after more than one year of £2,000 million in respect of the proposed amended senior secured credit facility, referred to in (5) above, less £160 million repayment of credit advance referred to in (2) above.

millions
Debt repayable after more than one year
–reclassification of senior secured credit facility	£2,000
–repayment of credit advance	(160)

1,840
Debt repayable within one year
–reclassification of senior secured credit facility	(2,000)
Cash and cash equivalents
–repayment of credit advance	160

£0

(7)	Represents conversion into equity of £3,286 million of notes and debentures and £352 million of unpaid accrued interest thereon at December 31, 2003, less additional Financial Restructuring charges of £33 million and write-off of unamortized facility fee of £23 million referred to in (3) above.

millions
Total shareholders’ (deficit)/equity
–conversion of outstanding notes and debentures	£3,286
–conversion of unpaid accrued interest on notes and debentures	352
–Financial Restructuring charges	(33)
–write-off existing facility fee	(23)

3,582
Debt repayable within one year
–conversion of outstanding notes and debentures	(3,286)
Other liabilities
–conversion of unpaid accrued interest on notes and debentures	(352)
Cash and cash equivalents
–Financial Restructuring charges	33
Other assets
–write-off existing facility fee	23

£0

(8)	As a result of the application of “fresh start” accounting, the estimated reorganization value of New Telewest has been allocated to assets in conformity with the procedures specified in FASB Statement No. 141 and each liability is stated at the present value of the amount to be repaid. The adoption of “fresh start” accounting will change the value of New Telewest’s tangible and intangible assets with an associated change in its future depreciation and amortization expense as compared to the financial statements included elsewhere in this shareholders’ circular and prospectus. Telewest has substantially completed the process of determining both its reorganization value and the fair value of its identifiable tangible and intangible assets. The valuations and allocations are only an indication of the likely outcome of the process, and may be subject to further change, although Telewest does not expect the final valuations and allocations to differ materially. The amount of shareholders’ equity in the “fresh start” balance sheet is not an estimate of the market value of the New Telewest common stock to be issued upon completion of the Financial Restructuring. Neither Telewest nor New Telewest makes any representations as to the market value, if any, of the New Telewest common stock to be issued after the Financial Restructuring.
(9)	Represents reorganization value in excess of amounts allocated to identified assets as follows:

millions
Estimated present value of discounted cash flows of the emerging entity	£4,260
Current assets	386
Other assets	57

Estimated reorganization value	4,703
Total assets after Financial Restructuring adjustments at December 31, 2003	3,673

Reorganization value in excess of amounts allocable to identifiable assets	£1,030

Allocated to:
Investment in affiliates	(39)
Property and equipment	598
Intangible assets – customer lists	425
Goodwill	46

£1,030

Telewest has substantially completed the process of determining both its reorganization value and the fair value of its identifiable tangible and intangible assets. The valuations and allocations shown above are only an indication of the likely outcome of the process, and they may be subject to further change, although Telewest does not expect the final valuations and allocations to differ materially. The new intangible assets which are not currently recognized and the increased value of property and equipment will result in additional depreciation and amortization expense. The values presented above represent Telewest’s current estimates prepared for the purposes of “fresh start” accounting and were not part of (or derived from) the financial advice provided to the directors of Telewest by Citigroup Global Markets Limited and Gleacher Shacklock Limited. Citigroup Global Markets Limited and Gleacher Shacklock Limited have not been retained in connection with the “fresh start” valuation.”

PART VIII: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following is extracted, without amendment, from New Telewest’s Registration Statement:

“You should read the following discussion and analysis of Telewest’s financial condition and results of operations together with the audited consolidated financial statements and notes to the financial statements included elsewhere in this shareholders’ circular and prospectus.

Overview

Since Telewest’s flotation in 1994, it has incurred substantial operating and net losses and has incurred substantial borrowings, principally to fund the capital costs of its network construction and operations and the acquisition of UK cable assets. However, Telewest has not achieved the penetration rates or revenues anticipated when its debt was incurred, and a number of factors, including the well-publicized downturn in the telecommunications, media and technology sectors, increasingly tight capital markets and the downgrading of Telewest’s corporate credit ratings, have severely limited Telewest’s access to financing and consequently impaired its ability to service and refinance its debt. As of December 31, 2003, substantially all of Telewest’s debt was in default.

Telewest generated net losses in all periods under discussion. Losses increased year-on-year through the end of 2002, reflecting that revenue growth was slowing while expenses were increasing. In particular, net losses for the year ended December 31, 2002, include the effects of a significant write-down of network assets and goodwill. Net losses decreased in 2003, primarily as a result of reductions in operating costs.

Since early 2002, Telewest has been exploring strategic options and negotiating with the Bondholder Committee and the Senior Lenders. During this period, Telewest also conducted an operational review, leading to the adoption of the current long-range plan in December 2002. This plan reflects a shift in operational focus from subscriber acquisition to increasing average revenue per user and decreasing churn. This plan focuses on acquiring profitable customers, and cost control, and reflects the constraints on the capital available to Telewest. Telewest’s aim is to be the leading broadband communications group in the United Kingdom, measured by free cash flow, customer service and broadband deployment. Accordingly, Telewest’s focus and strategy under the current long-range plan is:

•	in the consumer sales division, to be the broadband leader in the geographic areas in which it operates and to use that broadband leadership to drive the “triple play” penetration of high-speed internet bundled with television and telephony;

•	in the business sales division, to focus on profitable small-to-medium-sized enterprise, or SME, customers and to continue to build a profitable data-led business in the larger corporate and public sector;

•	in the content segment, to become a significant force in multi-channel television by leveraging its relationship with the BBC, through UKTV and by targeting niche markets with its wholly owned channels, and UKTV channels; and

•	to make the most of its existing capital investment by exploiting previous investments in network efficiency, rather than network expansion or investment in new product development, and to maximize the capital efficiency of its network by, among other things, ensuring appropriate recovery and reuse of customer premises equipment.

Telewest aims to reduce its operating cost base through a more selective customer acquisition approach, new customer self-service initiatives and a continued focus on the efficiency of network maintenance and corporate expenditure. A strong focus on cash and cost control is intended to speed Telewest’s progress towards generating a positive free cash flow position after the completion of the Financial Restructuring.

The current long-range plan is in the early stages of implementation, so it is not possible to predict whether Telewest or New Telewest will implement it successfully. Moreover, the board of directors of New Telewest may, upon further review, revise or replace the plan. Nevertheless, Telewest’s discussion of operating results focuses on the key factors identified in the current long-range plan because these are the performance indicators on which management is currently focused, and represent in management’s view potential drivers of growth and operating results in the future.

For the year ended December 31, 2003, Telewest’s operating results improved relative to 2002 with the result that Telewest achieved an operating profit for 2003 and a significantly lower net loss than in prior periods. Revenue increased only modestly before the impact of a charge to revenue of £16 million in respect of a Value Added Tax, or VAT, adjustment in 2002, primarily driven by a return to customer growth, while operating costs and expenses declined significantly.

Basis of Presentation

Telewest is currently in default on all of its outstanding notes and debentures, its existing senior secured credit facility and a number of other obligations. Telewest is in the process of seeking the approval of its creditors and shareholders for a restructuring that is proposed to eliminate these defaults and significantly reduce its outstanding indebtedness. The report of KPMG, Telewest’s independent auditors, to the financial statements included in this shareholders’ circular and prospectus noted that there is substantial doubt about the ability of Telewest to continue as a going concern. The financial statements were prepared assuming Telewest would continue as a going concern.

Telewest has historically presented its financial statements both on the basis of US GAAP and on the basis of UK GAAP. The financial statements of Telewest and its consolidated subsidiaries included in this shareholders’ circular and prospectus have been prepared in accordance with US GAAP and are presented in pounds sterling, which is Telewest’s operating currency. The financial statements of New Telewest, which is a Delaware corporation, will in the future be prepared in accordance with US GAAP and presented in pounds sterling. New Telewest will not present its financial statements on the basis of UK GAAP in the future.

New Telewest is a newly-incorporated wholly owned subsidiary of Telewest that has no operating history. After the successful completion of the Financial Restructuring, New Telewest will become the holding company for the operating companies that currently carry on the business of Telewest.

Subsequent to the issuance of its consolidated financial statements as of and for the year ended December 31, 2002, Telewest determined the need to adjust the classification of debt previously reflected as long term in the consolidated balance sheet (£1.8 billion at December 31, 2002), to write off associated deferred financing costs of £11 million and to account for default interest in respect of unpaid interest on defaulted notes and debentures (£2 million at December 31, 2002). As a result of the adjustments, the information presented in the Management’s Discussion and Analysis of Financial Condition and Results of Operations differs from that previously presented in Telewest’s filings with the US Securities and Exchange Commission. See note 3 to Telewest’s consolidated financial statements on page F-15 of this shareholders’ circular and prospectus.

Accounting Impact of the Financial Restructuring

“Fresh Start” Accounting

New Telewest will apply “fresh start” accounting, as set out in the Statement of Position “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” or SOP 90-7, issued by the American Institute of Certified Public Accountants, to account for the Financial Restructuring and related transactions. Under “fresh start” accounting, an independent third-party financial adviser has provided an estimated value range which New Telewest will use to determine its final “reorganization value” for the purposes of applying “fresh start” accounting.

The reorganization value will be allocated, based on estimated fair values provided by an independent appraiser, to all of New Telewest’s identifiable assets in accordance with the procedures specified by Statement of Financial Accounting Standards No. 141, or SFAS No. 141.

New Telewest will apply the new valuations to its financial statements and results of operations as of the effective date of Telewest’s scheme of arrangement.

As a result of the application of “fresh start” accounting, New Telewest’s consolidated balance sheet, as well as its future depreciation and amortization expense, will differ from that presented in the historical consolidated financial statements of Telewest included elsewhere in this shareholders’ circular and prospectus. In particular, “fresh start” accounting will change the value of New Telewest’s tangible and intangible assets with an associated change in its depreciation and amortization expense as compared to Telewest.

Cancellation of Indebtedness

In addition, the Financial Restructuring will result in the cancellation of approximately £3.6 billion of notes and debentures including the unpaid accrued interest on those notes and debentures, leaving outstanding approximately £1.8 billion in debt under the proposed amended senior secured credit facility and approximately £150 million of other long-term liabilities, including obligations under various capital leases. As a result, New Telewest’s interest expense will decline significantly in comparison to the interest expense incurred by Telewest in periods prior to the Financial Restructuring.

Potential Change to Long-Range Plan

The Financial Restructuring will result in a subsidiary of New Telewest succeeding to substantially all of Telewest’s operating companies and assets and assuming responsibility for the satisfaction of all of Telewest’s debts, obligations and liabilities that have not been compromised as part of the Financial Restructuring, except certain expenses of Telewest’s shareholders and noteholders arising as a result of the Financial Restructuring. In addition, a new board of directors, most of whom were designated by members of the Bondholder Committee and W.R. Huff, has been appointed for New Telewest. As contemplated by the September 12, 2003 term sheet relating to the Financial Restructuring, New Telewest will work together with certain noteholders to develop a fully funded operating business plan based on Telewest’s current long-range plan through the fiscal year 2005. As a result of the changes in the board of the directors and the reassessment of Telewest’s business plan, New Telewest’s business strategy may change, which could have a material effect on future results of operations and financial condition.

Future Income Subject to US Federal Income Tax

The Financial Restructuring transactions will likely result in New Telewest’s earnings being subject to US federal income tax and might therefore subject New Telewest to a higher effective income tax rate than is currently the case for Telewest, which is not subject to US federal income tax. As non-US persons, Telewest and its foreign subsidiaries are generally not subject to tax in the United States on their income derived from sources outside the United States. However, New Telewest will be subject to US federal income tax on its worldwide income. In addition, because New Telewest will have foreign subsidiaries meeting the definition of a controlled foreign corporation, certain types of income of those foreign subsidiaries will be taxable to New Telewest.

Use of Estimates and Critical Accounting Policies

Telewest’s accounting policies are summarized in note 4 to its consolidated financial statements. As stated above, Telewest prepares its consolidated financial statements in conformity with US GAAP, which requires it to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include capitalization of labor and overhead costs, impairment of goodwill and long-lived assets, and accounting for debt and financial instruments. Actual results could differ from those estimates.

Telewest considers the following policies to be the most critical accounting policies in understanding the estimates, assumptions and judgments that are involved in preparing its financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

•	revenue recognition;

•	impairment of goodwill and long-lived assets;

•	capitalization of labor and overhead costs; and

•	accounting for debt and financial instruments.

New Telewest’s financial statements will also reflect the impact of adopting “fresh start” accounting. See “Accounting Impact of the Financial Restructuring—“Fresh Start” Accounting.”

In addition, the application of the going concern basis of accounting involves a range of subjective judgments, principally in relation to Telewest’s ability to service existing indebtedness through continued payment of interest due and the sufficiency of resources to allow it to continue to operate in the ordinary course and thereby realize its assets and discharge its liabilities in the normal course of business for a period of 12 months following the date of the Independent Auditor’s Report included elsewhere in this shareholders’ circular and prospectus. These judgments are discussed in more detail in “Risk Factors” and below under the heading “—Liquidity and Capital Resources.”

Revenue Recognition

Telewest applies the provisions of Statement of Financial Accounting Standard, or SFAS, No. 51, “Financial Reporting by Cable Television Companies” in relation to connection and activation fees for cable television, as well as telephony and internet services, on the basis that it markets and maintains a unified fiber network through which it provides all of these services. Consequently, those fees are recognized in the period of connection to the extent that those fees are less than direct selling costs. Any excess of connection and activation fees over direct selling costs is deferred and amortized over the expected customer life.

Impairment of Goodwill and Long-Lived Assets

All long-lived assets, including goodwill and investments in unconsolidated affiliates, are evaluated for impairment on the basis of estimated undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an asset is determined to be impaired, it is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows, and those estimates include inherent uncertainties, including those relating to the timing and amount of future cash flows and the discount rate used in the calculation. Assumptions used in these cash flows are consistent with Telewest’s internal forecasts. If actual results differ from the assumptions used in the impairment review, Telewest may incur additional impairment charges in the future.

Capitalization of Labor and Overhead Costs

The telecommunications and cable industries are highly capital-intensive and a large portion of Telewest’s resources is spent on capital activities. Judgment is sometimes required to determine whether a project is capital in nature and whether certain costs are directly associated with a capital project. In particular, determining whether overhead is borne as a consequence of specific capital activities requires some judgment. The changing nature of the sectors in which Telewest operates and the nature of its development activities will affect the appropriateness of its capitalization policy in the future.

Accounting for Debt and Financial Instruments

Telewest manages its risks associated with foreign exchange rates and interest rates and may use derivative financial instruments to hedge a portion of these risks. As a matter of policy, Telewest does not use derivative financial instruments unless there is an underlying exposure and, therefore, it does not use derivative financial instruments for trading or speculative purposes. The evaluation of hedge effectiveness is subject to assumptions and judgments based on the terms and timing of the underlying exposures. All derivative financial instruments are recognized in the consolidated balance sheet at fair value. The fair value of Telewest’s derivative financial instruments is generally based on quotations from third-party financial institutions, which are market estimates of fair value that may differ from the amounts that might be realized if those instruments were monetized.

Results of Operations

Telewest operates in two reportable segments: cable and content. Telewest’s chief operating decision-maker receives disaggregated financial and subscriber data for the cable segment, covering telephony, television and internet product lines; while support, service and network costs are compiled at the operating segment level. The internet product line comprises internet sales and, until November 2002, when the sales ceased, sales of cable publications. The content segment supplies TV programming to the UK pay-television broadcasting market and its operating results, which are naturally separate from the cable segment, are regularly reviewed by the chief operating decision-maker. Revenues derived by the content segment from the cable segment are eliminated on consolidation.

Telewest’s financial condition and results of operations for the years ended December 31, 2001, 2002 and 2003, in each case based upon financial information prepared in accordance with US GAAP, are discussed below.

Comparison of Years Ended December 31, 2002 and 2003

Telewest’s consolidated revenue increased by £15 million or 1.2% from £1,283 million for the year ended December 31, 2002 to £1,298 million for the year ended December 31, 2003. The increase was attributable to a non-recurring charge of £16 million in respect of a VAT adjustment taken against internet and other revenue in 2002. Excluding the VAT charge, total revenue would have fallen by £1 million for the year ended December 31, 2003 as compared to 2002. The slight decrease was attributable to a £19 million or 5.7% decrease in cable television revenues and a £25 million or 5.1% decrease in telephony revenues largely offset by a £41 million or 51.9% (excluding the VAT charge) increase in internet and other revenue and a £7 million or 6.6% increase in content segment revenue.

CABLE SEGMENT

Consumer Sales Division

Consumer sales division revenue represents a combination of cable television revenue, consumer cable telephony revenue, and internet and other income.

	Year ended December 31, 2002	Year ended December 31, 2003	Percentage increase/ (decrease)
Consumer Sales Division
Revenue (in millions):
Cable Television	£336	£317	(5.7%)
Consumer Telephony	495	470	(5.1%)
Internet and other	63	120	90.5%

Total Consumer Sales Division	£894	£907	1.5%

Average monthly revenue per subscriber(1)	£41.80	£43.42	3.9%
Dual or triple penetration(2)	69.9%	73.1%	4.6%
Number of “triple play” subscribers(3)	183,143	291,512	59.2%
Percentage of “triple play” subscribers	10.4%	16.8%	61.5%
Total residential subscribers	1,758,625	1,730,438	(1.6%)
Household penetration	37.4%	37.0%	(1.1%)
Average household churn(4)	18.2%	14.2%	(22.0%)

(1)	Average monthly revenue per subscriber (often referred to as “ARPU” or “Average Revenue per User”) represents (i) the average monthly revenue of residential subscribers for such period, divided by (ii) the average number of residential subscribers in such period.
(2)	Percentage of Telewest’s total customer base who take two or three of Telewest’s cable television, residential telephony and broadband internet services.
(3)	“Triple play” subscribers are those subscribers who take all of Telewest’s cable television, residential telephony and broadband internet services.
(4)	Average household churn for the period is calculated on a rolling twelve-month basis and represents (i) the total number of residential subscribers who disconnected or who were disconnected during that period, divided by (ii) the average number of residential customers in that period.

Consumer sales division revenues increased by £13 million or 1.5% from £894 million for the year ended December 31, 2002 to £907 million for the year ended December 31, 2003. The increase resulted from the £16 million charge against internet and other revenue taken in 2002 as a result of the VAT judgment described below.

Telewest provided £16 million against revenue in 2002 as a result of a VAT and Duties Tribunal judgment in a dispute over the VAT status of its cable TV listings magazines. Previously, this had been disclosed as a contingent liability. The amount arose from VAT payable which the VAT and Duties Tribunal ruled was incurred in the period from January 2000 to July 2002. Telewest appealed against this ruling in the High Court in November 2003. The appeal was unsuccessful and Telewest has submitted a further appeal against the High Court’s decision.

Consumer sales division revenue for the year ended December 31, 2003 was also affected by the closure, in November 2002, of Cable Guide, Telewest’s cable TV listings magazine, which contributed £5 million to revenue for the year ended December 31, 2002 and the sale of Telewest’s Eurobell Indirect Access (“IDA”)

telephony business on July 8, 2003. IDA contributed £9 million to revenue in the year ended December 31, 2002 compared to £4 million in the year ended December 31, 2003. Excluding the impact of the VAT judgment, the closure Cable Guide and the sale of IDA, revenues for the year ended December 31, 2003 would have increased slightly over 2002 revenues.

The increase in average monthly revenue per subscriber was attributable to selected retail price increases in Telewest’s cable television and residential telephony services in April 2002 and March 2003, an increase in dual or triple penetration, and continued analog-to-digital TV migration, offset in part by a decrease in second line penetration and lower call volumes per line in residential telephony. The increase in dual or triple penetration was primarily a result of an increase in the number of subscribers to Telewest’s broadband internet services offset in part by increased product churn (particularly in the second half of 2002) for cable television, telephony and dial-up internet services, as described below.

Total residential subscribers decreased primarily as a result of the continued effect of the selected price rises described below (particularly in analog television), lower sales due to tighter credit control procedures and as a result of the disconnection of approximately 7,000 ‘zero-paying’ analog TV only customers following a database clean-up exercise, offset by new subscribers to Telewest’s products, particularly Telewest’s broadband internet services. During the three-month period ended December 31, 2003, the number of total residential subscribers increased by 8,888 as customer growth continued for the second consecutive quarter following losses in residential subscribers in the first half of 2003. This increase was achieved due to the introduction of new product propositions, increased spending on marketing and promotions, operational improvements to improve sales efficiency, and lower churn. Tight credit control measures remain in place to ensure Telewest continues to attract profitable customers.

The competitive nature of the markets in which the consumer sales division operates will continue to restrict its ability to increase retail prices. Nevertheless, following price rises by competitors, Telewest introduced selected price rises across its cable television, telephony and dial-up internet product range in April 2002 and March 2003. Customer growth was impacted by these price rises and the tightening of Telewest’s credit control policy as it focused on more cash-generative customers. Telewest has returned to customer growth in the second half of 2003 as it reduced churn and continued to market and enhance its digital TV and “triple play” products. Telewest believes that its bundled offerings remain competitive when compared with those offered by other operators.

Overall, excluding the impact of the VAT charge in 2002 and the impact of the closure of Cable Guide and the sale of IDA, the slight increase in consumer sales division revenue for the year ended December 31, 2003 reflected substantial growth in internet revenues offset by declines in subscribers and revenues for cable television and consumer telephony. Telewest anticipates that further growth in internet revenues, together with revenues associated with consumers who subscribe to cable television and/or consumer telephony services in addition to their broadband internet service, should lead to overall revenue growth for the consumer sales division in 2004. However, this is contingent upon, among other things, continued growth in consumer demand for internet broadband services generally, and Telewest’s service offerings in particular, as well as Telewest’s ability to manage broadband internet customer churn.

Cable Television Revenue

Cable television revenue decreased by £19 million or 5.7% from £336 million for the year ended December 31, 2002 to £317 million for the year ended December 31, 2003. The decrease was attributable to a reduction in the number of subscribers in the first six months of 2003 as a result of selected price increases in April 2002 and March 2003, and Telewest’s focus on the acquisition of profitable customers and cost control rather than overall subscriber growth.

	Year ended December 31, 2002	Year ended December 31, 2003	Percentage increase/ (decrease)
Cable Television
Cable television subscribers—digital	857,472	987,873	15.2%
Cable television subscribers—analog	436,339	284,191	(34.9%)

Total cable television subscribers	1,293,811	1,272,064	(1.7%)

Percentage of cable television subscribers—digital	66.3%	77.7%	17.2%
Average monthly revenue per digital subscriber	£22.70	£22.02	(3.0%)
Average monthly revenue per analog subscriber	£17.93	£17.86	(0.4%)
Average monthly revenue per subscriber (analog and digital)(1)	£20.82	£20.87	0.2%
Product penetration(2)	27.5%	27.2%	(1.1%)
Average cable television subscriber churn(3)	21.5%	17.6%	(18.1%)

(1)	Average monthly revenue per cable television subscriber for each period represents (i) the average monthly cable television revenue for that period, divided by (ii) the average number of cable television subscribers in that period.
(2)	Cable television penetration at a specified date represents (i) the total number of cable television subscribers at that date, divided by (ii) the total number of homes passed and marketed for cable television at that date.
(3)	Average cable television subscriber churn rate for the period is calculated on a rolling twelve-month basis and represents (i) the total number of cable television subscribers who terminated basic services or whose services were terminated during that period, divided by (ii) the average number of cable television subscribers in that period.

Telewest’s digital television services have been rolled out in all franchise areas, excluding its Eurobell South-East areas and its Cabletime areas, and now cover 92% of its network. As a result of this substantially completed roll-out, Telewest’s cable television customers continue to migrate from its analog services to its digital services, where, in aggregate, they generate higher monthly revenues. The migration of analog customers to digital has slowed during the year ended December 31, 2003 compared with the year ended December 31, 2002, a trend that Telewest expects to continue during 2004. This resulted from Telewest’s increased focus on cash and cost control, including reduced marketing activity in respect of its digital cable television services and a smaller base of analog customers.

As part of its current long-range plan, Telewest has shifted its focus from predominantly one of subscriber acquisition to one that focuses on cash generative products, services and customers. As part of this focus, Telewest has:

•	discontinued active marketing of its Entry TV package to new subscribers, except when bundled with other products;

•	required new subscribers to TV as a stand-alone product to take its top-tier basic package, Supreme;

•	withdrawn the Essential Plus package for new subscribers to encourage customers to take the full Supreme package; and

•	during the year ended December 31, 2003, put through price rises, particularly in analog television where it has moved customers from non-standard packages to standard priced packages.

Total cable television subscribers connected decreased largely as a result of higher churn rates experienced following the price increases described above, and also as a result of the disconnection of approximately 7,000 analog TV only customers following a database clean-up exercise. These customers had been receiving free basic-TV. Following five previous quarters of decreases in total cable television subscribers connected, Telewest added 8,038 cable television subscribers during the three-month period ended September 30, 2003 and 13,515 during the three-month period ended December 31, 2003, primarily as the result of the introduction of new product propositions and the addition of new channels to its cable television packages.

Average monthly revenue per digital subscriber decreased in 2003 compared with 2002 mainly due to the loss of income from two major company contracts on Telewest’s interactive TV services which were terminated, together with lower income from premium digital TV packages.

Average monthly revenue per analog subscriber decreased in 2003 compared with 2002 due to a higher proportion of migrations and disconnections coming from Telewest’s higher revenue earning analog TV packages.

Combined digital and analog average monthly revenue per subscriber increased marginally in 2003 due to the 15.2% increase in subscribers during the year for higher revenue earning digital services compared with analog services, offset by the decreases described above.

Product penetration decreased principally as a result of higher average cable television subscriber churn, particularly in the first six months of the year ended December 31, 2003, following the selected price increases described above.

Telewest has continued to improve value for its subscribers by adding new channels to all of its digital TV packages with six new basic channels added in July 2003 in addition to ten basic channels and nine Sky multiplex movie channels added in the six-month period ended June 30, 2003. Telewest has also launched a new digital TV package offering five of the best Asian TV channels combined with its flat-rate international service, Talk International.

Consumer Telephony Revenue

Consumer telephony revenue decreased by £25 million or 5.1% from £495 million for the year ended December 31, 2002 to £470 million for the year ended December 31, 2003. The decrease in consumer telephony revenue was primarily due to reductions in the numbers of subscribers and telephony lines, lower average monthly revenue per line and subscriber, the sale of the IDA business and the continued migration of dial-up internet subscribers to broadband.

	Year ended December 31, 2002	Year ended December 31, 2003	Percentage increase/ (decrease)
Consumer Telephony
3-2-1 subscribers	1,253,662	1,144,474	(8.7%)
Total Talk subscribers(1)	360,662	455,559	26.3%

Total residential telephony subscribers	1,614,324	1,600,033	(0.9%)

Residential telephony penetration(2)	34.4%	34.3%	(0.3%)
Residential telephone lines	1,717,191	1,675,854	(2.4%)
Second line penetration	6.4%	4.7%	(26.6%)
Average residential telephony subscriber churn rate(3)	17.3%	13.7%	(20.8%)
Average monthly revenue per line(4)	£ 23.16	£ 23.02	(0.6%)
Average monthly revenue per subscriber(5)	£ 24.92	£ 24.29	(2.5%)

(1)	Includes subscribers to Telewest’s Talk Unlimited, Talk International and Talk Evening and Weekends flat rate telephony services.
(2)	Residential telephony penetration at a specified date represents (i) the total number of residential cable telephony subscribers at that date, divided by (ii) the total number of homes passed and marketed for residential cable telephony at that date.
(3)	Average residential telephony subscriber churn rate for the period is calculated on a rolling twelve-month basis and represents (i) the total number of residential cable telephony subscribers who terminated telephony services or whose services were terminated during that period, divided by (ii) the average number of residential cable telephony subscribers in that period.
(4)	Average monthly revenue per residential telephony line for each period represents (i) the average monthly residential cable telephony revenue for that period, divided by (ii) the average number of residential cable telephony lines in that period.
(5)	Average monthly revenue per residential telephony subscriber for each period represents (i) the average monthly residential cable telephony revenue for that period, divided by (ii) the average number of residential cable telephony subscribers in that period.

Average monthly revenue per line and average monthly revenue per subscriber for the year ended December 31, 2003 decreased during the year due to declining call volumes, principally as a result of the substitution of mobile calls for fixed line calls, the continuing migration of dial-up internet subscribers to broadband internet (which decreases second line penetration) and retail price decreases in respect of mobile calls. The decrease was partially offset by the benefit of selected price increases, and the continued success of Telewest’s un-metered telephony product, Talk Unlimited.

Talk Unlimited is Telewest’s 24-hour, 7 day-a-week fixed-fee residential telephony package with unlimited local and national calls (excluding calls to non-geographic, premium rate and mobile telephone numbers) in the United Kingdom. This service, charged at a flat rate of £26.00 per month on a stand-alone basis, or £34.50 to £41.50 per month including a digital television package, is successful in attracting new customers to Telewest’s services, and generates higher average revenues per customer from existing subscribers who migrate from Telewest’s standard metered telephony services, 3-2-1. Talk Unlimited is available in all of Telewest’s franchise areas.

At the beginning of 2003, Telewest expanded its flat rate telephony service by launching Talk Evenings and Weekends, a telephony service offering unlimited local and national evening and weekend calls to anywhere in the United Kingdom (including line rental) and Talk International, which offers reduced rates to all international destinations, in each case for a flat monthly rate.

Total “Talk” subscribers at December 31, 2003, included 348,667 Talk Unlimited standard subscribers and 106,892 Talk Evenings and Weekends subscribers. Total subscribers to Telewest’s “Talk” services of 455,559 at December 31, 2003 accounted for 28.5% of Telewest’s total telephony subscribers at that date, of which 29,601 subscribers take the additional Talk International service.

The decrease in the number of residential telephony subscribers resulted principally as price rises in April 2002 and March 2003 affected the acquisition of new customers and because of increased competitive pressure, offset in part by the impact of the increased penetration of Telewest’s Talk products. The decrease in the number of residential telephony lines resulted primarily from a decrease in second lines during the year.

Internet and Other Revenue

Internet and other revenue, which arises wholly in Telewest’s consumer sales division, increased by £57 million or 90.5% from £63 million for the year ended December 31, 2002 to £120 million for the year ended December 31, 2003. The increase was due in part to the £16 million charge against revenue in 2002 due to an adverse VAT judgment. Excluding the VAT charge, the increase in internet and other revenue resulted from an increase in internet income of £46 million or 62.2% to £120 million for the year ended December 31, 2003 from £74 million for the year ended December 31, 2002. The increase in internet revenue resulted from increases in the number of internet subscribers and the continued success of Telewest’s broadband products.

Other revenues, derived from the sales of cable television publications, decreased by £5 million from £5 million for the year ended December 31, 2002 to £0 for the year ended December 31, 2003 due to cessation of sales of cable television publications in November 2002.

	Year ended December 31, 2002	Year ended December 31, 2003	Percentage increase/ (decrease)
Internet Subscribers
Blueyonder broadband	262,219	414,609	58.1%
Blueyonder SurfUnlimted	193,201	184,009	(4.8%)
Blueyonder pay-as-you-go	85,025	49,368	(41.9%)

Total internet subscribers	540,445	647,986	19.9%

Blueyonder Broadband
Average subscriber churn rate(1)	12.4%	13.3%	7.3%
Average monthly revenue per subscriber(2)	£25.12	£22.72	(9.6%)

(1)	Average blueyonder broadband internet subscriber churn rate for the period is calculated on a rolling twelve-month basis and represents (i) the total number of blueyonder broadband internet subscribers who terminated their services or whose services were terminated during that period, divided by (ii) the average number of blueyonder broadband internet subscribers in that period.
(2)	Average monthly revenue per blueyonder broadband internet subscriber for each period represents (i) the average monthly blueyonder broadband internet revenue for that period, divided by (ii) the average number of blueyonder broadband internet subscribers in that period.

Telewest’s standard blueyonder broadband service operates at a speed of 512Kb. On June 17, 2002 Telewest launched a 1Mb blueyonder broadband internet service and on May 12, 2003, following a successful trial with 1,500 customers, it launched a 2Mb blueyonder broadband residential internet service. At December 31, 2003, Telewest had 33,645 subscribers to its 1Mb service and 6,972 subscribers to its 2Mb service or 8.1% and 1.7%, respectively, of its total blueyonder broadband internet subscribers.

In order to strengthen its market position in the broadband internet market, Telewest has recently launched a 256Kb/s service which Telewest expects will broaden the range of customers it attracts.

Telewest’s blueyonder broadband internet customers have also significantly contributed to the growth in its average monthly revenue, as 291,512 customers or approximately 70.3% are “triple play” customers who also take both cable television and telephony services from Telewest and 93.7% take at least one other product. Blueyonder broadband internet is also successful in attracting new customers to Telewest, with approximately 42% of broadband internet installations in the year ended December 31, 2003 being subscribers who were not existing customers of Telewest. Blueyonder broadband internet churn increased in the twelve-month period ended December 31, 2003 principally as the result of disconnections by Telewest customers who were initially attracted by promotions. Blueyonder broadband internet churn decreased in the three-month period ended December 31, 2003 to 13.1% as compared to 14.7% in the three months ended September 30, 2003 mainly due to three issues which affected the early part of the third quarter of 2003: a much publicized increase in virus activity, stability issues following an e-mail platform upgrade (these issues have now been resolved) and the seasonal effect of increased customer property moves in the summer months.

Average monthly revenue for blueyonder broadband internet decreased as installation fees in the first part of the year ended December 31, 2003 were discounted and as fees received from new subscribers for installations were spread over a greater installed subscriber base.

Dial-up internet subscribers to Telewest’s blueyonder SurfUnlimited product, which introduces its subscribers to a reliable fixed-fee unmetered service, together with its blueyonder pay-as-you-go metered internet service decreased by 44,849 or 16.1% from 278,226 at December 31, 2002 to 233,377 at December 31, 2003 as subscribers continued to migrate to its blueyonder broadband internet service.

Business Sales Division

Business sales division revenue is derived from the delivery of business communications solutions through a combination of voice, data and managed solutions services.

	Year ended December 31, 2002	Year ended December 31, 2003	Percentage increase/ (decrease)
Business Sales Division
Revenue (in millions)	£283	£278	(1.8%)

Business customer accounts	73,746	69,269	(6.1%)
Average annualized revenue per customer account(1)	£3,114	£3,227	3.6%

(1)	Average annualized revenue per customer account represents (i) the average monthly business sales division revenue (excluding revenues from carrier services unit) for the 12 months to the end of the relevant period, (ii) divided by the average number of business sales division customers in that period, and (iii) multiplied by 12.

Revenue for the year ended December 31, 2002 benefited from a one-time recognition of £8 million in Telewest’s carrier services unit (see below). Excluding this one-time credit, business sales division revenue increased by £3 million or 1.1% from £275 million for the year ended December 31, 2002 to £278 million for the year ended December 31, 2003. Excluding Telewest’s carrier services unit revenue, business sales division revenue increased by £5 million or 2.2% from £225 million for the year ended December 31, 2002 to £230 million for the year ended December 31, 2003.

In line with Telewest’s strategy of moving to higher value managed data and managed voice services, the number of business customer accounts at December 31, 2003 decreased as compared to the number at December 31, 2002 as Telewest moved away from less profitable single site telephony business customers.

Averaged annualized revenue per customer account increased as a result of sales of additional services to Telewest’s existing customers.

In May 2003, Telewest Business was named as one of six companies endorsed by the UK Office of Government Commerce to provide broadband services to the public sector through the Broadband Solutions Framework Agreement. The Broadband Solutions Framework Agreement will enable public sector organizations to buy broadband services more quickly and efficiently and provides an opportunity for Telewest Business to increase its market share in providing services to this important market.

Telewest’s carrier services unit, which provides its fiber optic National Network to other carriers and operators (for example T-Mobile, a mobile telephone company), contributed £48 million of revenue for the year ended December 31, 2003 compared with £58 million for the corresponding period in 2002. Revenue in the year ended December 31, 2002 benefited from the recognition of £8 million from an Atlantic Telecommunications contract. (This one-time recognition arose when Atlantic Telecommunications was placed in administration, the contract was released from its terms and Telewest was able to credit deferred revenue in the year ended December 31, 2002.) Excluding this one-time credit, carrier services revenue decreased by £2 million or 4.0% from £50 million in the year ended December 31, 2002 to £48 million in the year ended December 31, 2003. Revenues from the carrier services unit tend to be derived from a relatively small number of high value, short and long term contracts and can therefore fluctuate significantly from period to period. Over recent periods Telewest’s carrier services unit has been negatively impacted by a general weakness in the market in which it operates, a trend which Telewest expects will continue.

As the market for business services, and in particular business voice services, remains intensely competitive, Telewest believes that the most significant opportunities to expand business sales division revenues will be further penetration of data services to its existing customer base and expansion of its presence in the public sector market. The success of those efforts will be primarily contingent upon Telewest’s ability to offer reliable, competitively priced services to business and public sector users.

CONTENT SEGMENT

Content Segment Revenue

Content segment revenue is derived principally from advertising and subscription revenue derived from the provision of content to the UK pay-television broadcasting market through Telewest’s content production subsidiary, Flextech.

	Year ended December 31, 2002	Year ended December 31, 2003	Percentage increase/ (decrease)
	(in millions)
Content Segment
Subscription revenue	£33	£38	15.2%
Advertising revenue	£42	£48	14.3%
Net revenue(1)	£106	£113	6.6%
Number of homes receiving Telewest programming	8.5	9.2	8.2%
Share of the net profits of UKTV	£17	£3	(82.4%)
UK television advertising market share	3.4%	3.9%	14.7%

(1)	Net revenue consists of total revenue (subscription revenue, advertising revenue, management fees, transactional and interactive revenue and other revenue) less inter-segmental revenues of £15 million for the year ended December 31, 2002 and £10 million for the year ended December 31, 2003.

After the elimination of inter-segmental revenues of £15 million for the year ended December 31, 2002 and £10 million for the year ended December 31, 2003, the net revenue of Flextech increased during the year. The increase in net revenue was principally as a result of growth in subscription and advertising revenues offset in part by the loss of revenue resulting from the disposal of non-core businesses. Before the elimination of inter-segmental trading between Flextech and the rest of Telewest’s business, Flextech’s revenue increased by £2 million or 1.7% from £121 million for the year ended December 31, 2002 to £123 million for the year ended December 31, 2003.

After the elimination of inter-segmental revenues, subscription revenue in the content segment increased principally as a result of subscriber growth at BSkyB. Telewest believes subscriber growth is likely to continue, albeit at a slower pace. The number of homes receiving programming from Telewest’s content segment increased as former ITV Digital subscribers have migrated to platforms carrying Flextech programming.

The content segment’s increased advertising revenue resulted from the relative viewing strength of its channels, despite increased competition in the multichannel market. The UK advertising market has experienced very limited growth or contraction over the last three years. Telewest believes that the return to growth of the UK advertising market will be an important factor in increasing content segment revenues in the future.

Telewest’s content segment’s share of the net profits of UKTV, its joint venture with BBC Worldwide, is included in the share of net losses/profits of affiliates.

Overall, content segment revenues for the year ended December 31, 2003 reflected both increased subscription revenues and increased advertising revenues compared to the same period in 2002. The UK advertising market is showing signs of growth after a period of contraction, and Telewest believes that this will drive continued growth in advertising revenues, to be supplemented by growth in subscription revenues as pay- TV penetration rates improve, albeit at a slower rate.

COMBINED CABLE AND CONTENT SEGMENTS

Operating Costs and Expenses

	Year ended December 31, 2002	Year ended December 31, 2003	Percentage increase/ (decrease)
	(in millions)
Operating Costs and Expenses
Cable programming expenses	£128	£125	(2.3%)
Cable telephony expenses	218	193	(11.5%)
Content segment expenses	70	81	15.7%
Depreciation	495	389	(21.4%)
Impairment of fixed assets	841	—	—

Cost of sales	1,752	788	(55.0%)
Selling, general and administrative (SG&A)	526	490	(6.8%)
Impairment of goodwill	1,445	—	—

Total Operating Costs and Expenses	£3,723	£1,278	(65.7%)

Telewest’s operating costs and expenses before depreciation decreased due to reduced cable programming expenses, cable telephony expenses, and SG&A, partially offset by increased content segment expenses.

Cable programming expenses decreased principally as the result of the decline in the number of cable television subscribers, lower programming costs resulting from an increase in the number of Telewest’s television subscribers choosing to subscribe to packages with fewer or no premium channels, and favorable renegotiations of content contracts with certain programmers, offset by increased costs of programming for Telewest’s digital packages, which have more channels than their analog counterparts. Telewest does not expect to continue to realize the same level of reductions in programming expenses in the future, as it anticipates marketing more premium programming, which will increase expenses in respect of the acquisition of premium programming.

Decreases in cable telephony expenses resulted principally from the lower usage arising from the reduced number of telephony subscribers, improved routing of telephony traffic and a reduction in termination rates for certain calls. Telewest believes future decreases will depend on a continued reduction in call termination rates.

The content segment’s expenses consist principally of amortization costs of programming shown on its TV channels and the costs of advertising sales those channels receive. The content segment’s expenses were 65.9% of the content segment’s revenues (including inter-segmental sales to Telewest) for the year ended December 31, 2003 compared with 57.9% on the same basis for the year ended December 31, 2002. The increase in the content segment’s cost of sales is primarily attributable to additional investment in programming in the year ended December 31, 2003.

The decrease in depreciation expense was primarily attributable to the decreasing level of capital expenditure since January 2002 and the impact of the charge for impairment of fixed assets (amounting to £841 million) which was recorded in the year ended December 31, 2002, which reduced the carrying value of fixed assets.

The decrease in SG&A, which includes, among other items, salary and marketing costs, primarily reflects the reductions in payroll costs from decreasing numbers of employees, lower marketing and advertising costs and decreases in other overhead expenses, as Telewest continues to focus on cost control and achieve cost efficiencies, offset by £25 million (up from £22 million in 2002) of legal and professional costs relating to Telewest’s Financial Restructuring incurred during the year ended December 31, 2003.

On May 2, 2002, Telewest announced that it was reducing its staffing levels by approximately 1,500 as part of a group reorganization. This had been substantially completed by the end of 2002, although a further 700 staff left in the year ended December 31, 2003 and headcount stood at approximately 8,500 at December 31, 2003, compared to 9,200 at December 31, 2002 and 10,500 at May 2, 2002. Headcount is defined as all permanent full-time equivalent staff and excludes temporary and contract staff. SG&A decreased as a percentage of total operating costs, before depreciation from 55.8% for the year ended December 31, 2002 to 55.1% for the year ended December 31, 2003. Also, as part of its focus on cost control, Telewest is in the process of rationalizing its property portfolio and reducing the number of occupied properties. Sixteen properties have been closed and eighteen have been disposed of or vacated since December 31, 2002.

The decline in operating costs and expenses for the year ended December 31, 2003, compared to 2002, primarily resulted from charges to fixed assets and goodwill taken in December 2002. The reduced carrying value of fixed assets following the impairment and decreased capital expenditure in 2003 also substantially reduced depreciation expense for the year ended December 31, 2003. The reduced carrying value of fixed assets will similarly affect future periods. Telewest expects levels of capital expenditure, and associated depreciation expense, to increase slightly in 2004 and 2005. In addition, Telewest anticipates that as a result of the application of “fresh start” accounting New Telewest will recognize new intangible assets and an increased value of property and equipment resulting in additional depreciation and amortization expense subsequent to the Financial Restructuring. To a lesser extent, the decline in operating costs and expenses for the year ended December 31, 2003 also reflects costs savings achieved through headcount reductions, rationalization of the property portfolio and other measures, as well as the lower cost base required to support fewer subscribers for cable television and telephony services. Telewest anticipates continued cost reductions, although at a declining rate as costs are reduced and efficiencies achieved.

Impairment of Assets

During the year ended December 31, 2002, Telewest completed reviews of its network assets, of goodwill arising on recent acquisitions and of its investments in affiliates acquired in recent years. The reviews covered Telewest’s cable and content segments. The principal reasons for the reviews were: a share price decline indicative of a fall in the values of the underlying assets and a softening of the advertising sales market, declining revenue growth and a lower than expected take-up by customers of additional services.

The reviews in 2002 found evidence of impairment in the value of goodwill arising on the core cable segment and content segment businesses, the carrying value of network assets and in the value of its affiliate, UKTV. As a result of the reviews, the carrying amounts of goodwill, fixed assets and the investments in affiliated undertakings were written down to fair value, resulting in a charge of £1,445 million against goodwill, an impairment of £841 million against fixed assets and a charge of £88 million against the investments in affiliates. These charges have been included in the statement of operations within impairment of goodwill, impairment of fixed assets and share of net losses of affiliates and impairment, respectively. The estimated fair value of the goodwill and the investment in UKTV were based on projected future cash flows at a post-tax discount rate of 11.5%, which Telewest believed was commensurate with the risks associated with the assets. The projected future cash flows were determined using Telewest’s then current long-range plan for the business, with a terminal value which took into account analysts’ and other published projections of future trends across pay-television platforms, including the total television advertising market.

Other Income/(Expense)

	Year ended December 31, 2002 Restated	Year ended December 31, 2003	Percentage increase/ (decrease)
	(in millions)
Other income/(expense)
Interest income	£19	£24	26.3%
Interest expense (including amortization of debt discount)	(528)	(488)	(7.6%)
Foreign exchange gains, net	213	268	25.8%
Share of net (losses)/profits of affiliates and impairment	(118)	1	—
Minority interest in losses of subsidiaries, net	1	—	—
Other, net	36	8	(77.8%)

Total other income (expense), net	£(377)	£(187)	(50.4%)

The net decrease in other expense resulted primarily from a decrease in losses and impairment of affiliates (£119 million), an increase in foreign exchange gains (£55 million) and a decrease in interest expense (£40 million).

Higher interest income was generated during the period from the higher cash balances held by Telewest during the year ended December 31, 2003 as a result of drawing down under Telewest’s existing senior secured credit facility in advance of its funding requirements.

Interest expense decreased primarily as a result of the retranslation of Telewest’s dollar-denominated interest at the period-end exchange rate offset in part by increased interest expense due to Telewest’s drawdowns on its existing senior secured credit facility in advance of its funding requirements. New Telewest’s interest expense is expected to be reduced in future periods as a result of the Financial Restructuring.

Foreign exchange gains, net, were primarily the result of the US dollar significantly weakening against the pound sterling and, in the year ended December 31, 2002, the result of a release of £53 million from Other Comprehensive Income (“OCI”) , as described below. Following the termination of all of its hedging contracts, Telewest has increased its foreign exchange risk and its unhedged dollar-denominated liabilities are translated at period-end exchange rates contributing to higher foreign exchange gains or losses as the US dollar fluctuates against the pound sterling. Telewest will continue to monitor this risk until the Financial Restructuring is completed, when it is anticipated that the US dollar-denominated debt instruments will be swapped for equity and the foreign exchange risk will be substantially eliminated.

In the three-month period ended March 31, 2002, Telewest determined that it was probable that forecasted future prepayments of principal against outstanding US dollar-denominated debt would not occur. Accordingly, the cumulative adjustment in OCI of £53 million resulting from marking to market the derivative instruments was reclassified from OCI to foreign exchange gains in the Statement of Operations in that period. Subsequent adjustments of the carrying value of these instruments to fair value are reflected in the Statement of Operations when incurred.

Share of net losses/profits of affiliates and impairment fell from a charge of £118 million in the year ended December 31, 2002 to a net profit of £1 million in the year ended December 31, 2003. This was due principally to amounts written off and impairment of investments of £125 million in the year ended December 31, 2002 compared with £0 in the year ended December 31, 2003.

Telewest’s principal affiliated companies for the purposes of Telewest’s share of net losses/profits of affiliated companies as at December 31, 2003 included UK Gold Holdings Limited, UK Channel Management Limited and Front Row Television Limited.

Other profits/losses including minority interests in subsidiaries, net, amounted to a net profit of £8 million for the year ended December 31, 2003 compared with a net profit of £37 million for the year ended December 31, 2002. The other profits in the year ended December 31, 2002 primarily arose as a result of gains of £33 million on the disposal of Telewest’s investments in its subsidiary The Way Ahead Group Limited and in an affiliated company, TV Travel Group Limited. Other profits for the year ended December 31, 2003 primarily arose from the disposal of fixed assets.

Comparison of Years Ended December 31, 2001 and 2002

Telewest’s consolidated revenue increased by £29 million or 2.3% from £1,254 million for the year ended December 31, 2001 to £1,283 million for the year ended December 31, 2002. This increase was attributable to growth in its cable segment (£52 million or 4.6%) offset by reduced revenues from its content segment (£23 million or 17.8%), mainly due to the disposal of non-core businesses and the closure of ITV Digital. The growth in Telewest’s consumer sales division of its cable segment was also affected by a non-recurring charge of £16 million in respect of a VAT adjustment charge against revenue in 2002 described above. Excluding this non-recurring VAT adjustment, Telewest’s consolidated revenue would have increased by £45 million or 3.6%.

CABLE SEGMENT

Consumer Sales Division

	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/(decrease)
Consumer Sales Division
Revenue (in millions):
Cable Television	£329	£336	2.1%
Consumer Telephony	488	495	1.4%
Internet and other	40	63	57.5%

Total Consumer Sales Division	£857	£894	4.3%

Average monthly revenue per subscriber	£40.03	£ 41.80	4.4%
Dual or triple penetration	69.0%	69.9%	1.3%
Number of “triple play” subscribers	58,802	183,143	211.5%
Percentage of “triple play” subscribers	3.3%	10.4%	215.2%
Total residential subscribers	1,765,619	1,758,625	(0.4%)
Household penetration	37.5%	37.4%	(0.3%)
Average household churn	—	18.2%	—

Telewest’s consumer sales division revenue increased by £37 million or 4.3% from £857 million for the year ended December 31, 2001 to £894 million for the year ended December 31, 2002. This increase was attributable primarily to increases in average monthly revenue per subscriber coming from the growth of its successful broadband products, increased multi-service penetration and selected price rises offset by a small decrease in the number of total homes connected and the £16 million VAT adjustment explained above. Excluding this non-recurring VAT adjustment, Telewest’s consumer sales division revenue would have increased by £53 million or 6.2% to £910 million.

Excluding the non-recurring VAT adjustment, the increase in average monthly revenue per subscriber was attributable to an increase in dual or triple-service subscribers, continued analog-to-digital migration and selected retail price increases in Telewest’s cable television and residential telephony services in July 2001, April 2002 and August 2002, offset in part by a decrease in second line penetration and lower call volumes in residential telephony. Dual or triple-service subscriptions, which resulted from the continued market acceptance of combined cable television, telephony and broadband internet packages, grew primarily as a result of an increase in the number of subscribers to Telewest’s blueyonder broadband internet services offset in part by increased product churn for cable television, telephony and dial-up internet services, as described below.

Total residential subscribers connected decreased marginally mainly as a result of the continued effect of the selected price rises described below and the more rigorous enforcement of Telewest’s installation fee collection and disconnection policies in line with its objective of focusing on more cash-generative customers. This decrease was largely offset by new subscribers to Telewest’s products, particularly its blueyonder broadband internet services.

Following price rises by its competitors, Telewest introduced selected price rises across its cable television, telephony and dial-up internet product range in April 2002 and August 2002.

Although household churn in the year ended December 31, 2002 was 18.2%, it was 15.7% for the three-month period ended on that date.

Cable Television Revenue

Cable television revenue increased by £7 million or 2.1% from £329 million for the year ended December 31, 2001 to £336 million for the year ended December 31, 2002. The increase was principally attributable to the continued migration of Telewest’s cable television subscribers from analog television to digital television and retail price increases introduced in 2001 and 2002, largely offset by a decline in cable television subscribers as a result of higher churn rates, and a fall in the amount of premium programming purchased by its subscribers.

	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/(decrease)
Cable Television
Cable television subscribers—digital	723,826	857,472	18.5%
Cable television subscribers—analog	617,958	436,339	(29.4%)

Total cable television subscribers	1,341,784	1,293,811	(3.6%)

Percentage of cable television subscribers—digital	53.9%	66.3%	23.0%
Average monthly revenue per digital subscriber	£23.20	£22.70	(2.2%)
Average monthly revenue per analog subscriber	£18.98	£17.93	(5.5%)
Average monthly revenue per subscriber (analog and digital)	£20.75	£20.82	0.3%
Product penetration	28.5%	27.5%	(3.5%)
Average cable television subscriber churn	18.7%	21.5%	15.0%

As of December 31, 2002, Telewest’s digital television services had been rolled out in all franchise areas, excluding its Eurobell South-East areas and its Cabletime areas. As a result of this substantially completed roll-out, Telewest’s cable television customers continued to migrate from its analog services to its digital services, where they generated higher monthly revenues. The migration of analog customers to digital slowed during the year ended December 31, 2002 compared with the previous year. Telewest expects this trend to continue throughout 2004 as a result of its increased focus on cash and cost control, including reduced marketing activity in respect of its digital cable television services and the decreased size of its analog customer base.

Total cable television subscribers connected decreased largely as a result of higher churn rates experienced following the price increases described above.

During the year ended December 31, 2002, Telewest experienced a fall in the amount of premium programming purchased by its subscribers. Telewest’s “premium-to-basic” ratio (which measures units of premium programming as a percentage of its basic television subscriber base) fell from 80% as at December 31, 2001 to 72% as at December 31, 2002.

Average monthly revenue for digital cable television subscribers declined principally as a result of the change in the mix between premium and basic packages described above. For example, approximately 75% of Telewest’s digital television subscribers during the year ended December 31, 2002 took “basic only” packages compared to approximately 69% of subscribers during the year ended December 31, 2001.

Consumer Telephony Revenue

Consumer telephony revenue increased by £7 million or 1.4% from £488 million for the year ended December 31, 2001 to £495 million for the year ended December 31, 2002. The increase in consumer telephony revenue was primarily due to an increase in average revenue per line, offset in part by a decrease in the total number of residential telephony lines.

	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/ (decrease)
Consumer Telephony
3-2-1 subscribers	1,461,243	1,253,662	(14.2%)
Total Talk subscribers	154,566	360,662	133.3%

Total residential telephony subscribers	1,615,809	1,614,324	(0.1%)

Residential telephony penetration	34.3%	34.4%	0.3%
Residential telephone lines	1,762,312	1,717,191	(2.6%)
Second line penetration	9.1%	6.4%	(29.7%)
Average residential telephony subscriber churn rate	16.5%	17.3%	4.8%
Average monthly revenue per line	£22.79	£23.16	1.6%
Average monthly revenue per subscriber	£25.09	£24.92	(0.7%)

Average monthly revenue per line increased, despite a small decrease in average monthly revenue per subscriber, principally as a result of selected price increases and the continued success of Telewest’s unmetered telephony product, Talk Unlimited which together contributed approximately £1.01 to the increase. This was offset in part by a £0.64 reduction resulting from declining call volumes, principally as a result of the substitution of mobile calls for fixed line calls, a decrease in second line penetration and the transfer of telephony traffic for calls made by its subscribers to a large internet service provider, from its consumer sales division to its carrier services unit, which will now be billed at a flat rate rather than on a per-minute basis.

The decrease in the number of residential telephony subscribers resulted principally from an increase in customer churn following price rises in July 2001 and April 2002, offset in part by the impact of the increased penetration of Telewest’s Talk Unlimited product. The decrease in the number of residential telephony lines resulted primarily from a decrease in second lines during the year.

Internet and Other Revenue

Internet and other revenue, which arises wholly in Telewest’s consumer sales division, increased by £23 million or 57.5% from £40 million in the year ended December 31, 2001 to £63 million in the year ended December 31, 2002. The increase was due to an increase in internet income (principally as a result of the continued success of its high-speed internet products, as described below) offset in part by the £16 million VAT adjustment described above which was recorded in other revenue. Excluding this non-recurring adjustment, internet and other revenue would have increased by £39 million or 97.5% to £79 million.

Other revenues (derived from the sales of cable television publications) declined by £4 million from £9 million at December 31, 2001 to £5 million at December 31, 2002, principally as a result of lower sales in advance of the cessation of this sales activity in November 2002.

	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/(decrease)
Internet Subscribers
Blueyonder broadband	85,122	262,219	208.1%
Blueyonder SurfUnlimited	184,034	193,201	5.0%
Blueyonder pay-as-you-go	119,295	85,025	(28.7%)

Total internet subscribers	388,451	540,445	39.1%

Blueyonder Broadband
Average subscriber churn rate	7.5%	12.4%	65.3%
Average monthly revenue per subscriber	£25.21	£25.12	(0.4%)

Internet income increased by £43 million or 138.7% from £31 million as at December 31, 2001 to £74 million as at December 31, 2002. This increase resulted from an increase in the number of internet subscribers and the continued success of Telewest’s broadband internet products.

Telewest began marketing its 512 Kb broadband internet service for home personal computers, “blueyonder broadband” internet, on a national basis from the start of 2001, and on June 17, 2002 it announced the launch of its new 1Mb blueyonder broadband internet service. At December 31, 2002, Telewest had 26,676 subscribers to its 1Mb service.

During the period ended December 31, 2002, Telewest’s blueyonder broadband internet customers significantly contributed to the growth in its average monthly revenue with 183,143 customers or 69.8% of its blueyonder broadband internet customers also taking both cable television and telephony services and 93% taking at least one other service. “Triple play” subscribers to all three of Telewest’s blueyonder broadband internet, telephony and cable television services had an average monthly revenue of approximately £67 as at December 31, 2002. Blueyonder broadband internet was also successful in attracting new customers to Telewest, with 33% of broadband internet installations being performed for subscribers who are new to Telewest. Blueyonder broadband internet churn increased in the twelve-month period ended December 31, 2002 from 7.5% to 12.4% as some of its customers, who were initially attracted by promotions, discontinued their service.

Dial-up internet subscribers to Telewest’s SurfUnlimited product, which provides unmetered internet access for a flat fee, together with its pay-as-you-go metered internet service, decreased as subscribers continued to migrate to Telewest’s blueyonder broadband internet service. As a result of this migration, 28% of the broadband customers added during 2002 were upgrades from SurfUnlimited. The price of Telewest’s metered blueyonder pay-as-you-go internet service was raised from 1.5 pence to 2 pence per minute to encourage these subscribers to upgrade to an unmetered service.

Business Sales Division

	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/ (decrease)
Business Sales Division
Revenue (in millions)	£268	£283	5.6%

Business customer accounts	72,934	73,746	1.1%
Average annualized revenue per customer account	3,137	3,114	(0.7%)

The increase in business sales division revenue resulted from increased revenues from voice and data services, primarily from small-to-medium sized enterprises, or SMEs, and from Telewest’s carrier services unit, offset in part by a decrease in average annualized revenue per customer account from its business customers.

The increase in revenues from voice and data services resulted primarily from an increase in the number of business customers accounts using these services.

The decrease in average annualized revenue per customer account was due primarily to increased price competition in the marketplace.

The business sales division continues to benefit from growth in the provision of data services across all market segments with the launch of an internet protocol virtual private network—a secure and scalable private network solution that enables companies to send voice, video and data through one single, efficient connection. For example, The Scotsman newspaper extended its existing contract with Telewest for another three years and is taking additional data services, including internet protocol virtual private network with multi-protocol label switching across various sites.

Telewest’s carrier services unit contributed £58 million of revenue for the year ended December 31, 2002 compared with £52 million for the year ended December 31, 2001. Revenue in the year ended December 31, 2002 benefited from the recognition of £8 million from an Atlantic Telecommunications contract, previously deferred and being recognized over 20 years. In 2002, Atlantic Telecommunications was placed in administration and, as a result, Telewest was released from the terms of this contract, allowing it to credit the deferred revenue in the current year. There was no cash impact from this accounting treatment.

CONTENT SEGMENT

Content Segment Revenue

	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/ (decrease)
	(in millions)
Content Segment
Subscription revenue	£ 33	£ 33	—
Advertising revenue	£ 38	£ 42	10.5%
Net revenue(1)	£ 129	£ 106	(17.8%)
Number of homes receiving Telewest programming	7.5	8.5	13.3%
Share of the net profits of UKTV	£ 3	£ 17	466.7%
UK television advertising market share	3.0%	3.4%	13.3%

(1)	Net revenue consists of total revenue (subscription revenue, advertising revenue, management fees, transactional and interactive revenue and other revenue) less inter-segmental revenues of £14 million for the year ended December 31, 2001 and £15 million for the year ended December 21, 2002.

After the elimination of inter-segmental revenues of £14 million and £15 million for the years ended December 31, 2001 and 2002, respectively, the net revenue of Flextech, Telewest’s content segment, decreased during the period. Before this elimination of inter-segmental trading between Flextech and Telewest, Flextech’s revenue decreased by £22 million or 15.4% from £143 million for the year ended December 31, 2001 to £121 million for the year ended December 31, 2002.

Flextech’s decrease in net revenue was principally as a result of a non-recurring grant received from the UK government in 2001, the termination of BSkyB’s analog television service in 2001, and discontinued revenue streams from businesses that were disposed of, offset in part by an increase in advertising revenue.

The year ended December 31, 2001 included a £4 million UK government grant payment in respect of the trial of Living Health, Telewest’s broadband interactive television health service, and revenues of approximately £7 million from HSN Direct International Limited and Screenshop Limited which were disposed of during that year. The period also included revenues of £3 million from the sale of spare analog transponder capacity to BSkyB, which discontinued its analog services during 2001.

The increase in the number of homes receiving programming from Telewest’s content segment resulted principally from former ITV Digital subscribers migrating to platforms carrying Flextech programming. None of the content segment’s wholly owned channels were carried on the ITV Digital platform which was closed in April 2002.

Advertising revenue increased 10.5% despite a market that saw only a 5% overall rise. The content segment’s advertising revenue performance derives from the relative viewing strength of its channels, with its share in pay-television homes growing from 6.1% to 6.6% and its share of basic viewing remaining stable at 20.4% in spite of increased competition in the multi-channel market.

Telewest’s content segment’s share of the net profits of UKTV (its joint venture with BBC Worldwide) is included in share of net losses of affiliates.

COMBINED CABLE AND CONTENT SEGMENTS

Operating Costs and Expenses

Operating Costs and Expenses	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/ (decrease)
	(in millions)
Cable programming expenses	£ 142	£ 128	(9.9%)
Cable telephony expenses	235	218	(7.2%)
Content segment expenses	83	70	(15.7%)
Depreciation	469	495	5.5%
Impairment of fixed assets	—	841	—

Total expenses	929	1,752	88.6%
Selling, general and administrative (SG&A)	497	526	5.8%
Amortization of goodwill	183	—	—
Impairment of goodwill	766	1,445	88.6%

Total Operating Costs and Expenses	£2,375	£3,723	56.8%

Telewest’s operating costs and expenses, before depreciation, impairment of fixed assets, amortization and impairment of goodwill decreased due to reduced cable programming expenses, cable telephony expenses, and content segment expenses, offset in part by increases in SG&A principally caused by higher payroll costs due to its reorganization redundancy program and higher legal and professional costs associated with the Financial Restructuring.

Cable programming expenses decreased principally as the result of lower programming costs resulting from an increase in the number of Telewest’s television subscribers choosing to subscribe to packages with fewer or no premium channels and favorable renegotiations with certain programmers for content contracts. These decreases were partly offset by increased costs of programming for Telewest’s digital television packages, which have more channels than its analog packages.

Decreases in cable telephony expenses resulted from improving rerouting of traffic to least-cost providers, a reduction in termination rates for certain calls, an improvement in the mix of telephony revenue and the non-recurrence of £7 million of cost relating to the carrier services unit expensed in 2001.

The content segment’s expenses consist principally of amortization costs of programming shown on its television channels and the costs of advertising sales those channels receive. The decrease in the content segment’s cost of sales resulted from lower costs following the closure of transactional businesses in 2001 and 2002 and the costs of a non-recurring sale of programming rights in 2001. The content segment’s cost of sales was 57.9% of the content segment’s revenues (including inter-segmental sales to Telewest) for the year ended December 31, 2002 compared with 58.0% on the same basis for the year ended December 31, 2001.

The increase in depreciation expenses is primarily attributable to additional expenditure for the installation of new subscribers and the upgrade of parts of Telewest’s network. In addition, a charge for impairment of fixed assets amounting to £841 million was recorded in the year ended December 31, 2002 (£0 in 2001) which will result in reduced depreciation expenses going forward as these assets will no longer be depreciated (see below “—Impairment of Assets”).

The increase in SG&A primarily reflected the net increase in employment costs due to redundancy charges associated with an employee reduction program (offset in part by reductions in payroll costs from decreasing numbers of employees), together with legal and professional costs relating to Telewest’s Financial Restructuring and increased expense associated with the marketing of its broadband and digital products, and was partially offset by decreases in other overhead expenses as Telewest continues to achieve cost efficiencies.

Redundancy costs incurred in respect of the reorganization during the year ended December 31, 2002 were approximately £25 million. Legal and professional costs incurred to that date in relation to Telewest’s Financial Restructuring were approximately £22 million. Excluding these redundancy and legal and professional costs, SG&A would have decreased by £18 million or 3.6% for the year ended December 31, 2002. SG&A increased as a percentage of total operating costs, before depreciation, impairment of fixed assets, amortization and impairment of goodwill from 51.9% for the year ended December 31, 2001 to 55.8% for the year ended December 31, 2002 (and excluding the redundancy and legal and professional costs discussed above, increased to 53.5% on the same basis). Staff costs increased to £275 million for the year ended December 31, 2002 from £257 million for the year ended December 31, 2001, reflecting the redundancy costs associated with the reduction in staffing levels discussed above, offset in part by decreased ongoing payroll costs.

Under SFAS 142, effective from January 1, 2002, goodwill arising from business combinations and intangible assets with indefinite lives is no longer amortized but is subject to annual review for impairment (or more frequently should indications of impairment arise). Goodwill associated with equity-method investments will also no longer be amortized under SFAS 142 but will be subject to impairment testing as part of the investment to which it relates in accordance with APB 18. Accordingly, there was no charge for amortization of goodwill in the year ended December 31, 2002 compared to a charge of £183 million for the year ended December 31, 2001. Following asset impairment reviews in both 2002 and 2001, impairment of goodwill was recorded at £1,445 million for the year ended December 31, 2002 compared with £766 million for the year ended December 31, 2001 (see the text below under the heading “—Impairment of Assets”).

Impairment of Assets.

During the years ended December 31, 2002 and 2001, Telewest undertook impairment reviews of its network assets, of goodwill arising on recent acquisitions and of its investments in affiliates acquired in recent years. The reviews covered Telewest’s cable and content segments. The principal reasons for the reviews were: a share price decline indicative of a fall in the values of the underlying assets and a softening of the advertising sales market, declining revenue growth and a lower than expected take-up by customers of additional services.

The reviews in 2002 found evidence of impairment in the value of goodwill arising on the core cable segment and content segment businesses, the carrying value of network assets and in the value of the affiliated undertaking UKTV. The reviews in 2001 indicated impairment in the value of goodwill arising in the core content segment business and the investments in the two affiliates, UKTV and SMG. No impairment in the carrying value of the network assets was required in 2001. As a result of the reviews, the carrying amounts of goodwill, fixed assets and the investments in the affiliated undertakings were written down to fair value, resulting in a charge of £1,445 million against goodwill (£766 million in 2001), an impairment of £841 million against fixed assets (£0 in 2001) and a charge of £88 million against the investments in affiliates (£202 million in 2001). These charges have been included in the statement of operations within impairment of goodwill, impairment of fixed assets, and share of net losses of affiliates and impairment, respectively. The estimated fair value of the goodwill and the investment in UKTV were based on projected future cash flows at a post-tax discount rate of 11.5%, which Telewest believed was commensurate with the risks associated with the assets. The projected future cash flows were determined using Telewest’s then current long-range plan for the business, with a terminal value which takes into account analysts’ and other published projections of future trends across pay-television platforms, including the total television advertising market.

Other Income/(Expense)

	Year ended December 31, 2001	Year ended December 31, 2002 Restated	Percentage increase/ (decrease)
Other income/(expense)	(in millions)
Interest income	£ 15	£ 19	26.7%
Interest expense (including amortization of debt discount)	(487)	(528)	8.4%
Foreign exchange gains, net	—	213	—
Share of net losses of affiliates and impairment	(216)	(118)	(45.4%	)
Minority interest in losses of subsidiaries, net	1	1	—
Other, net	(3)	36	—

Total other income/(expense), net	£(690)	£(377)	(45.4%	)

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections.” SFAS 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for various lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. Telewest adopted this standard from January 1, 2002, and reclassified £15 million from extraordinary items to interest expense for the year ended December 31, 2001. Consequently, the comparative amounts for other income/expense, net, and interest expense have been reclassified in the following text.

Other income/expense, net, before taxation totalled £377 million for the year ended December 31, 2002 and £690 million for the year ended December 31, 2001, a decrease of £313 million or 45.4%. This net decrease resulted from an increase in foreign exchange gains, net, an increase in interest income, a decrease in Telewest’s share of net losses of affiliated companies and impairment, and an increase in other profits, offset by an increase in interest expense.

Higher interest income was generated from the higher cash balances held by Telewest during the year ended December 31, 2002 as a result of unwinding certain foreign exchange contracts and drawdowns under Telewest’s existing senior secured credit facility in advance of its funding requirements.

The increase in interest expense was primarily as a result of the additional borrowing under Telewest’s bank facilities to fund the continued roll-out of digital television and broadband internet products, drawdowns under Telewest’s existing senior secured credit facility in advance of funding requirements, and for general working capital purposes. Additionally, £11 million of the increase arose on the write-off of deferred financing costs of debentures as a consequence of all notes and debentures being in default and payable on demand as at December 31, 2002.

Foreign exchange gains, net, were the result of the US dollar significantly weakening against the pound sterling during the year ended December 31, 2002. In the previous year, Telewest’s US dollar-denominated debt was substantially hedged. Following the termination of all of its derivative arrangements, Telewest now has a significantly higher proportion of unhedged US dollar-denominated liabilities that have been translated at period-end exchange rates contributing to higher foreign exchange gains as the US dollar has weakened against the pound sterling.

In the three-month period ended March 31, 2002, Telewest determined that it was probable that forecasted future prepayments of principal against outstanding US dollar-denominated debt would not occur. Accordingly, the cumulative adjustment in OCI of £53 million resulting from marking to market the derivative instruments was reclassified from OCI to foreign exchange gains in the statement of operations. Subsequent adjustments of the carrying value of these instruments to fair value are taken directly to the statement of operations as they are incurred.

Telewest’s share of net losses of its affiliated companies and impairment was £118 million for the year ended December 31, 2002 compared with £216 million net losses for the year ended December 31, 2001. Telewest’s share of the net losses of its affiliated companies and impairment in each of the years 2001 and 2002 resulted principally from the impairment of its investments in UKTV and SMG, described below. Telewest’s principal affiliated companies as at December 31, 2002 included UK Gold Holdings Limited, UK Channel Management Limited and Front Row Television Limited.

Other profits/losses, including minority interests in subsidiaries, net, amounted to a net profit of £37 million for the year ended December 31, 2002 compared with a net loss of £2 million in the year ended December 31, 2001. The net profit of £37 million arose primarily as a result of gains of £33 million arising on the disposal of Telewest’s investments in its subsidiary, The Way Ahead Group Limited and in an affiliated company, TV Travel Group Limited.

Liquidity and Capital Resources

Telewest has not been able historically to fund its operating expenditure and interest costs through operating cash flow and has therefore incurred substantial indebtedness. In the first half of 2002, a series of circumstances, including the well-publicized downturn in the telecommunications, media and technology sector, increasingly tight capital markets, and the downgrading of Telewest’s corporate credit ratings in March and April 2002, severely limited its access to financing and consequently impaired its ability to service its debt and refinance its existing debt obligations. As a result, since April of 2002, Telewest has been examining options relating to a restructuring of its balance sheet, including entering into detailed negotiations with the Bondholder Committee and a steering committee of its Senior Lenders.

On October 1, 2002, following entry into a preliminary non-binding agreement with the Bondholder Committee, Telewest elected not to pay interest under certain of its notes and debentures and to defer settlement of certain foreign exchange hedging contracts. On November 1, 2003, Telewest did not pay interest on additional debt securities as it fell due and did not pay the principal amount due on an issue of notes. The non-payment of interest and principal, and the decision to defer settlement of certain foreign exchange hedging contracts, ultimately resulted in defaults in respect of each of these debt securities and created a cross-default under Telewest’s existing senior secured credit facility. Telewest has further been informed by the Senior Lenders that steps taken, and expected to be taken, as part of the Financial Restructuring would constitute one or more further defaults under the existing senior secured credit facility. In addition, as a result of provisions made for a VAT judgment and fees incurred in respect of the Financial Restructuring, Telewest has informed the Senior Lenders that it was in breach of two of the financial covenants in its existing senior secured credit facility for the three- month period ended December 31, 2002. Telewest has also informed the Senior Lenders that, as a result of the continuing fees relating to the Financial Restructuring and the tightening of financial covenants on January 1, 2003, it was in breach of two financial covenants for the three-month period ended March 31, 2003. As a result of these defaults, the Senior Lenders and many of Telewest’s other creditors have a right to accelerate their obligations and demand immediate repayment.

In current conditions, Telewest’s directors have been able to permit Telewest to do business and to meet its working capital needs as a direct result of the continued support of its creditors (in generally not calling defaults or accelerating their claims) and the Telewest directors’ belief that the Financial Restructuring is likely to be implemented. Because Telewest is not making current interest and principal payments on its notes and debentures, it is able to finance its remaining working capital needs through available cash and cash generated by its operations. However, Telewest does not believe its creditors will continue to forbear from declaring defaults if the Financial Restructuring is not implemented or if it is not implemented in a timely manner. Without the support of its creditors, Telewest’s directors may have no option but to take steps to petition for some sort of insolvency protection, which could significantly impair Telewest’s ability to operate.

At December 31, 2003, Telewest and its wholly owned finance subsidiary Telewest Jersey had approximately £3.3 billion in debt securities outstanding, £352 million in deferred and unpaid interest outstanding, £2.0 billion drawn-down under the existing senior secured credit facility and £140 million outstanding under capital leases. Telewest’s outstanding notes and debentures, all of which are capable of being accelerated in accordance with the terms that govern them, are as follows:

Security:	Principal Amount at Maturity:	Maturity Date:
5% Accreting Notes due 2003	£255,073,000	November 1, 2003*
5% Accreting Notes due 2003	£34,440,000	November 1, 2003*
5% Accreting Notes due 2003	£4,026,000	November 1, 2003*
Telewest Jersey—6% Senior Convertible Notes due 2005 (guaranteed by Telewest)	$500,000,000	July 7, 2005

Security:	Principal Amount at Maturity:	Maturity Date:
9 5/8% Senior Debentures due 2006	$300,000,000	October 1, 2006
5 1/4% Senior Convertible Notes due 2007	£299,500,000	February 19, 2007
11% Senior Discount Debentures due 2007	$1,536,413,000	October 1, 2007
11 1/4% Senior Notes due 2008	$350,000,000	November 1, 2008
9 7/8% Senior Discount Notes due 2009	£325,000,000	April 15, 2009
9 1/4% Senior Discount Notes due 2009	$500,000,000	April 15, 2009
9 7/8% Senior Notes due 2010	£180,000,000	February 1, 2010
9 7/8% Senior Notes due 2010	$350,000,000	February 1, 2010
11 3/8% Senior Discount Notes due 2010	$450,000,000	February 1, 2010

* Not paid at maturity

If the Financial Restructuring is completed, all of the foregoing notes and debentures, as well as the intercompany loan of the proceeds of Telewest Jersey’s notes to Telewest, and Telewest’s guarantee of those notes, will be cancelled in exchange for the issuance of 98.5% of the common stock of New Telewest to the existing holders of those debt securities and certain other creditors with claims in connection with those debt securities. Completion of the restructuring is subject to significant risks and conditions. For more information regarding these risks, see “Risk Factors.”

On March 16, 2001, Telewest Communications Networks Limited, a wholly owned subsidiary of Telewest, entered into the existing senior secured credit facility with a syndicate of banks for £2.25 billion. Telewest Communications Networks Limited is referred to as TCN in this shareholders’ circular and prospectus. The existing senior secured credit facility includes a permitted institutional financing capacity of £250 million, referred to as the ‘Institutional Tranche,’ and also permits under its terms £500 million of leasing and vendor financing. As of December 31, 2003, TCN had received £125 million from GE Capital Structured Finance Group Limited and £20 million from Newcourt Capital (UK) Ltd, pursuant to the Institutional Tranche and Telewest/TCN had £148 million of leasing and other permitted financing. Borrowings on the facility are secured on the assets of Telewest, including partnership interests and shares of subsidiaries. Except for the Institutional Tranche, borrowings bear interest at between 0.5% and 2.00% above LIBOR (depending on the ratio of borrowings to quarterly annualized consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR. The terms of the facility restrict additional indebtedness, liens, investments, disposals and other activities.

Currently, TCN’s ability to borrow under the facility is restricted by amendments agreed with its Senior Lenders on August 21 and September 27, 2002 which effectively prohibit TCN from further drawdowns under the facility. As at December 31, 2003, £2.0 billion was outstanding under the facility. In connection with the negotiations with TCN’s Senior Lenders, the facility was amended on August 21, 2002, September 27, 2002, February 26, 2003 and May 29, 2003 to, among other things, restrict the level of its permitted borrowings, investments, encumbrances and disposals.

As part of the Financial Restructuring, Telewest and TCN have executed a commitment letter with the Senior Lenders pursuant to which TCN’s existing senior secured credit facility would be amended and replaced by the proposed amended senior secured credit facility. For more detail on the terms of the proposed amended senior secured credit facility, see the text under the heading “Proposed Amended Senior Secured Credit Facility” below.

The terms of the proposed amended senior secured credit facility contemplate total committed credit facilities of term loans of £1,840 million, a committed revolving credit facility of £140 million, a committed overdraft facility of £50 million and an uncommitted term loan facility of £125 million. Of the committed amount of £1,840 million, £1,695 million would mature on December 31, 2005, with the balance of £145 million maturing on June 30, 2006. New Telewest does not expect to be able to generate sufficient free cash flow to be able to repay these facilities and will therefore need to refinance a substantial majority of the proposed amended senior secured credit facility before December 31, 2005. There can be no assurance, however, that this refinancing will be available to New Telewest or will be available on acceptable terms.

Given the short maturity of the proposed amended senior secured credit facility, Telewest and New Telewest will be exploring their refinancing options. These options are likely to include extension of the existing facility, entering into a new senior credit facility with longer maturities and/or accessing the capital markets for debt and equity financings.

Upon becoming effective, the proposed amended senior secured credit facility would contain new financial and performance covenants for TCN, the borrower. New Telewest anticipates that TCN will be in compliance with these covenants immediately upon the proposed amended senior secured credit facility becoming effective and following the completion of the Financial Restructuring. Continued compliance, however, will depend on a number of factors, including improvements in New Telewest’s operating performance and cash flow, the level of interest rates, and other factors that may not have been anticipated or which are out of TCN’s control. Although its management believes that TCN will be able to grow at a rate which will allow it to meet those covenants, its inability to do so could entitle its Senior Lenders to accelerate all outstanding debt under that facility. New Telewest is unlikely to have sufficient cash resources to repay the outstanding indebtedness if it is declared immediately due and payable. Moreover, New Telewest will also be obligated to utilize excess cash flow and certain other funds to repay the Senior Lenders.

As indicated above, historically Telewest has not generated sufficient cash flow from its operations to meet its capital expenditure and debt service requirements. If the Financial Restructuring is completed, New Telewest and its subsidiaries will have significantly lower interest expense and principal repayment requirements as a result of the reduction of indebtedness. However, the business of Telewest will continue to require cash to fund its operations (including possible operating losses), capital expenditures and debt service repayments (albeit reduced). In addition, the ability of TCN and its subsidiaries to upstream cash is extremely limited, with the result that no assurance can be given that New Telewest and Telewest UK will have cash available to fund any liabilities that they might incur. New Telewest and Telewest UK are also restricted in their ability to borrow.

The current long-range plan was adopted by existing management as part of Telewest’s attempts to address its financial situation. When the Financial Restructuring is completed, the directors of New Telewest are expected to review and revise Telewest’s current long-range business plan. Although any changes based on the review of the existing Telewest long-range plan will take into account the need to meet the financial and performance covenants in the proposed amended senior secured credit facility, it is not possible to anticipate the impact these changes will have on New Telewest’s liquidity.

New Telewest anticipates that, after the Financial Restructuring is completed, its principal sources of funds will be proceeds from the proposed amended senior secured credit facility, additional vendor financing, if available, possible strategic sales of assets, cash in hand and cash flow from operating activities. Future actual funding requirements could exceed currently anticipated requirements. Differences may result from higher-than-anticipated costs, including higher interest costs on the proposed amended senior secured credit facility as a result of higher interest rates generally, higher capital expenditure and/or lower than anticipated revenues. Actual costs, capital expenditure and revenues will depend on many factors, including, among other things, consumer demand for voice, video, data and internet services, the impact on the business of new and emerging technologies, the extent to which consumer preference develops for cable television over other methods of providing in-home entertainment, the development of the interactive e-commerce market, consumer acceptance of cable telephony as a viable alternative to BT’s telephony services, the continued downward pressure on telephony margins and the general economic environment.

New Telewest will, however, continue to be required to devote a significant proportion of its cash flow from operations to the payment of interest on the proposed amended senior secured credit facility, thereby reducing funds available for other purposes. It is possible that New Telewest may continue to incur losses and may not achieve or sustain sufficient cash flow in the future for the payment of interest and/or other purposes.

Capital Expenditure

	Year ended December 31, 2002	Year ended December 31, 2003
	(in millions)
Additions to property and equipment	£461	£223

Additions to property and equipment for the year ended December 31, 2003 totaled £223 million, a decrease of £238 million or 51.6% from £461 million for the year ended December 31, 2002. This decrease is due to reduced network spend, falling electronic equipment prices and lower levels of customer acquisition. Telewest’s capital expenditure has primarily funded the construction of local distribution networks and its National Network, capital costs of installing customers, and enhancements to its network for new product offerings. The additions in the year ended December 31, 2003 were principally a result of network capacity upgrades and new subscriber installations in connection with Telewest’s roll-out of digital television and broadband internet services.

Notwithstanding that capital expenditures have continued to decrease in 2003 over 2002, New Telewest expects to continue to have significant capital needs in the future. With the majority of its network construction complete and substantially all network upgrades necessary for the delivery of telephony and digital services complete, it is anticipated that capital expenditure will be largely driven by the costs associated with the connection of new subscribers (which will vary depending upon the take-up of services) and the replacement of network assets at the end of their useful lives. It is anticipated that capital expenditures for the 2004 and 2005 fiscal years will be slightly, but not significantly, higher than that for 2003.

Consolidated Statements of Cash Flows

Years Ended December 31, 2001, 2002 and 2003

	Year ended December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003
	(in millions)
Net cash provided by operating activities	£13	£103	£308
Net cash used in investing activities	(561)	(365)	(212)
Net cash provided by/(used in) financing activities	502	638	(59)

Net (decrease)/increase in cash and cash equivalents	£(46)	£376	£37
Cash and cash equivalents at beginning of year	60	14	390

Cash and cash equivalents at end of year	£14	£390	£427

For the year ended December 31, 2003, Telewest had a net cash inflow from operating activities of £308 million compared with a net inflow of £103 million for the year ended December 31, 2002, and a net inflow of £13 million for the year ended December 31, 2001. The increase in net cash provided by operating activities resulted principally from improved operating results, declining capital expenditures and management of working capital together with the deferral of the payment of interest in advance of the Financial Restructuring.

Telewest incurred a net cash outflow from investing activities of £212 million for the year ended December 31, 2003 compared with £365 million for the year ended December 31, 2002, a decrease of £153 million or 41.9%. Net cash outflow from investing activities for the year ended December 31, 2001 was £561 million, £196 million or 34.9% greater than that in 2002. Capital expenditure accounted for £228 million of the total in 2003 compared with £448 million in 2002 and £548 million in 2001, which was offset in part by the proceeds of sales of investments in subsidiary and affiliated companies, as described below. Telewest’s capital expenditure has primarily funded the construction of local distribution networks and the National Network, capital costs of installing customers and enhancements to its network capacity for new product offerings. The additions in the year ended December 31, 2003 were principally a result of network capacity upgrades and new subscriber installations in connection with Telewest’s roll-out of digital television and broadband internet services. At December 31, 2003, 92% of the homes passed and marketed in Telewest’s addressable areas were capable of receiving its digital television and broadband internet services.

Net cash used in financing activities totaled £59 million for the year ended December 31, 2003, primarily consisting of the capital element of vendor finance and finance lease repayments, compared with net cash provided by financing activities of £638 million for the year ended December 31, 2002. Net cash provided by financing activities for the year ended December 31, 2002 consisted primarily of £640 million in drawdowns from the existing senior secured credit facility and a net £76 million realized on the termination of US dollar/pound sterling exchange rate hedging arrangements offset in part by the repayment of the loan secured on Telewest’s interest in approximately 16.9% of the issued share capital of SMG plc and finance lease payments. Net cash provided by financing activities for the year ended December 31, 2001 included the repayment on March 16, 2001 of £810 million and £122 million under an old senior secured credit facility and a facility at Telewest’s Flextech subsidiary, respectively, with a drawdown from the existing senior secured credit facility.

As of December 31, 2003, Telewest had cash balances of £427 million on a consolidated basis (excluding £13 million that was restricted as to use to providing security for leasing obligations). Cash balances increased by £37 million during the year ended December 31, 2003 mainly as a result of increased net cash provided by operating activities, a significant reduction in expenditures on property and equipment and the non-payment of interest on Telewest’s outstanding notes and debentures, offset by a reduction in cash provided by financing activities. As of December 31, 2001 and 2002, Telewest had cash balances of £14 million and £390 million, respectively (excluding £12 million that was restricted, as noted, above in each of 2001 and 2002; and £8 million that was on deposit to guarantee the temporary overdraft facility of an affiliated company in 2001).

Included in the table of contractual obligations shown below is a total of £12 million relating to capital expenditure authorized by Telewest for which no provision has been made in the consolidated financial statements. This amount includes subscriber installations (e.g., set-top boxes) for customer growth, network enhancements and computer projects necessary for the maintenance of the infrastructure of Telewest’s business. In addition, and also included in the table, Telewest has contracted to buy £23 million of programming rights for which the license period has not yet started. These commitments will be funded when required from operating cash flow and available bank facilities. Both of these amounts are shown as being payable in less than one year.

Contractual Obligations and Other Commercial Commitments

Telewest’s contractual obligations and other commercial commitments as at December 31, 2003 are summarized in the tables below.

Contractual Obligations

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	£m	£m	£m	£m	£m

Debt	5,293	5,287	4	1	1
Capital lease obligations	140	89	33	18	–
Operating leases	142	14	26	22	80
Unconditional purchase obligations	829	829	–	–	–
Other long-term obligations	–	–	–	–	–

Total contractual obligations	6,404	6,219	63	41	81

The following table includes information about Telewest’s other commercial commitments as of December 31, 2003. Other commercial commitments are items that Telewest could be obligated to pay in the future. They are not required to be included in the balance sheet.

Other Commercial Commitments

	Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
	£m	£m	£m	£m	£m

Guarantees	19	6	13	–	–

Telewest has no other material contractual or other commercial commitments.

Quantitative and Qualitative Disclosures about Market Risk

The principal market risks to which Telewest was exposed during the year ended December 31, 2003 were:

•	interest rate changes on variable-rate, long-term bank debt; and

•	foreign exchange rate changes, generating translation and transaction gains and losses on its US dollar-denominated notes and debentures.

After the Financial Restructuring, New Telewest expects that its exposure to foreign exchange rate changes will be substantially eliminated as a result of the cancellation of all of Telewest’s US-dollar denominated notes and debentures.

From time to time Telewest uses derivative financial instruments solely to reduce its exposure to these market risks, and it does not enter into these instruments for trading or speculative purposes.

In the year ended December 31, 2002, Telewest terminated foreign currency derivative contracts as described below. Notwithstanding that Telewest intends to cancel all of its outstanding notes and debentures as part of the Financial Restructuring, until and unless that restructuring occurs, this will increase Telewest’s exposure to foreign exchange fluctuations in respect of the principal and interest on debt securities no longer hedged. Telewest may also increase its exposure to variable interest rates, if it does not renew hedging arrangements as they come due (see below).

Interest Rate Risk

Telewest’s outstanding long-term bank debt consists entirely of the existing senior secured credit facility entered into by TCN. This credit facility is denominated in pounds sterling and bears interest at variable rates. Telewest seeks to reduce its exposure to adverse interest rate fluctuations on borrowings under the existing senior secured credit facility principally through interest rate swaps entered into by TCN. Telewest’s existing interest rate swaps provide for payments by it at a fixed rate of interest (ranging from 5.475% to 7.175%) and the receipt of payments based on a variable rate of interest. The swaps have maturities ranging from March 31, 2004 to March 31, 2005. The aggregate amount outstanding under the existing senior secured credit facility at December 31, 2003 was £2.0 billion and the aggregate notional principal amount of the hedging arrangements was £600 million, leaving an unhedged amount of £1.4 billion at December 31, 2003. As part of the Financial Restructuring, it is anticipated that TCN will enter into a new £1.0 billion fixed-for-floating interest rate swap with a three-year maturity. For additional information on the settlement of Telewest’s existing swap contracts and entry into the new swap contract see “The Financial Restructuring—Structure of the Financial Restructuring—Settlement Agreements—Settlement with Swap Counterparties.”

Based on Telewest’s consolidated variable rate debt outstanding at December 31, 2003 after taking into account its derivative instruments, Telewest estimates that a one-percentage point change in interest rates would have an approximately £14 million impact on its annual net interest expense.

Foreign Currency Exchange Risk

Telewest has historically held derivative financial instruments solely to hedge specific risks and has not held these instruments for trading purposes. The derivatives were held to hedge against the variability in cash flows arising from the effect of fluctuations in the pound sterling/US dollar exchange rate on Telewest’s future interest payments and principal payments under its US dollar-denominated notes and debentures. Telewest used forward foreign currency contracts or cross-currency swaps to fix the pound sterling amount of future US dollar cash outflows for interest payments and principal repayments up to their first call dates or other dates where it could, at its option, redeem the instruments before maturity.

Until completion of the Financial Restructuring, Telewest’s results may be materially influenced by future exchange rate movements now that it has largely discontinued the use of hedge accounting, since those derivative financial instruments would be considered speculative for accounting purposes and would be marked to their market value with changes being included immediately in earnings, whereas the underlying liabilities would be retranslated at the spot rate of exchange. Cancellation or redemption of the derivative financial instruments has increased Telewest’s exposure to foreign currency exchange rate risk on its US dollar-denominated notes and debentures. As a result of the Financial Restructuring, all of Telewest’s US dollar-denominated notes and the debentures will be cancelled and New Telewest will have no outstanding US dollar-denominated indebtedness.

In March 2002, Telewest terminated certain US dollar/pound sterling exchange rate hedging arrangements with a nominal amount of $999 million (£688 million); termination of these arrangements netted a £74 million cash inflow to Telewest. A further £30 million cash inflow was realized by Telewest in May 2002 through the termination of additional foreign exchange rate hedging arrangements with a nominal amount of $367 million (£253 million). On April 2, 2002, $560 million (£390 million) of hedging arrangements matured and were replaced with $350 million (£246 million) of forward foreign exchange contracts. In the three-month period ended September 30, 2002, Telewest terminated all of its remaining hedging arrangements with a nominal value of $2.3 billion (approximately £1.5 billion). Contracts with a nominal value of $1.0 billion were settled in cash, resulting in an outflow of £28 million. The remaining contracts have a nominal value of $1.3 billion and are expected to be settled as part of the Financial Restructuring, see “The Financial Restructuring—Structure of the Financial Restructuring—Settlement Agreements—Settlement with Swap Counterparties” for a description of the settlement of these contracts.

Quantitative Disclosure of Market Risk

The analysis below presents the sensitivity of the market value, or fair value, of Telewest’s financial instruments to selected changes in market rates and prices. The changes chosen represent Telewest’s view of changes that are reasonably possible over a one-year period. The estimated fair value of the hedging instruments identified below are based on quotations received from independent, third-party financial institutions and represent the net amount receivable or payable to terminate the position, taking into consideration market rates as of the measuring date and counterparty credit risk. The estimated fair value of the US dollar-denominated, fixed-rate, long-term debt is also based on market quotations obtained from independent third-party financial institutions.

The hypothetical changes in the fair value of hedging instruments are estimated, based on the same methodology used by the third-party financial institutions to calculate the fair value of the original instruments, keeping all variables constant except that the relevant interest rate or exchange rate, as the case may be, has been adjusted to reflect the hypothetical change. Fair value estimates by their nature are subjective and involve uncertainties and matters of significant judgment and therefore cannot be determined precisely. Fair value of debt is the market value of bonds and bank debt, which can change according to market conditions and company-specific performance.

The amounts generated from the sensitivity analysis are forward-looking estimates of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from those projected results due to developments in the global financial markets which may cause fluctuations in interest rates and exchange rates to affect fair values in a manner that varies from the hypothetical amounts disclosed in the table below, which therefore should not be considered a projection of likely future events and losses. The sensitivity analysis is for information purposes only. In practice, market rates rarely change in isolation.

Interest Rate Risk

The sensitivity analysis below presents the hypothetical change in fair value based on an immediate one-percentage point (100 basis points) increase in interest rates across all maturities (excluding accrued bond interest):

	December 31, 2002		December 31, 2003
	Fair value	Hypothetical Change in Fair value	Fair value	Hypothetical Change in Fair value
	£m	£m	£m	£m

Interest rate swaps	(34)	10	(12)	4
Fixed rate debt	(777)	(17)	(2,092)	(59)

Foreign Currency Exchange Rate Risk

The sensitivity analysis below presents the hypothetical change in fair value based on an immediate 10% decrease in the US dollar to pound sterling exchange rate.

	December 31, 2002		December 31, 2003
	Fair value	Hypothetical Change in Fair value	Fair value	Hypothetical Change in Fair value
	£m	£m	£m	£m

US dollar-denominated long-term debt	(559)	(62)	(1,526)	(170)
Foreign currency swap	*	*	*	*
Foreign exchange forward contracts	(33)	*	(33)	*

*	No longer applicable

The hypothetical change in fair value for the US dollar-denominated long-term debt is calculated by re-translating to pounds sterling the US dollar-denominated long-term debt (excluding accrued bond interest) at a rate 10% below the US dollar/pound sterling exchange rate prevailing at the relevant period end.

The fair value of the foreign exchange forward contracts of £33 million represents the amounts due as a result of the settlement of the contracts unwound but not yet paid. This is a fixed cost and will not vary with movements in exchange rates. See “The Financial Restructuring—Structure of the Financial Restructuring—Settlement Agreements—Settlement with Swap Counterparties” for a description of the settlement of these contracts.

Effects of Recent Accounting Pronouncements

SFAS 143 “Accounting for Asset Retirement Obligations”

In July 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations.” SFAS 143, which is effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

Telewest has evaluated its legal retirement obligations in relation to all of its tangible long-lived assets and specifically in relation to the buildings that it occupies, and its network assets. Buildings which are held under operating leases do not specify a fixed refurbishment payment, but instead specify a standard of physical restoration for which Telewest is responsible. Telewest attempts to maintain properties on an ongoing basis to the standard required by the lease and consequently would not expect to have significant additional retirement obligations in respect of its leased properties. Also, Telewest believes that it has no legal or constructive retirement obligations in relation to its network assets, all of which are located within the United Kingdom, as there is no legal requirement for Telewest to retire such assets. Telewest does not therefore believe the adoption of SFAS 143 has a material impact on the financial statements.

SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities”

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, and nullifies Emerging Issues Task Force, or EITF, Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 applies to costs associated with an exit activity that do not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” Telewest does not believe the adoption of this statement will have an impact on its financial position or results of operations for future exit or disposal activities.

SFAS 148 “Accounting for Stock-Based Compensation—Transition and Disclosure”

An amendment of SFAS 123, “Accounting for Stock-Based Compensation,” is effective for the year ended December 31, 2002. SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results and that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. Telewest has adopted the disclosure provisions of the statement in these financial statements. Telewest has not adopted the fair value based method of accounting for stock-based employee compensation and still accounts for these in accordance with APB Opinion 25, Accounting for Stock Issued to Employees.

FASB Statement No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”

On April 30, 2003, the FASB issued FASB Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other FASB projects that address financial instruments, and (3) implementation issues related to the definition of a derivative.

Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133, and Telewest is currently considering its potential effect on its financial statements.

FASB Statement No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”

On May 15, 2003, the FASB issued FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” Statement 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

Statement 150 is effective for all financial instruments entered into or modified after May 31, 2003. For unmodified financial instruments existing at May 31, 2003, Statement 150 is effective at the beginning of the first interim period beginning after June 15, 2003. Telewest does not expect the new standard to have a significant effect on its financial statements.

Other New Standards

In November 2002, the EITF issued its consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables”, or EITF 00-21, on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting.

According to the EITF, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a stand-alone basis; (2) there is objective and reliable evidence of the fair value of the undelivered item(s); and (3) if the arrangement includes a general right of return, and delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Telewest believes that the adoption of EITF 00-21 will not have a material impact on its financial statements.

In November 2002, the FASB issued FASB Interpretation 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, or FIN 45, which addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. It requires the guarantor to recognize a liability for the non-contingent component of the guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. Telewest has adopted the disclosure requirements and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. To date, Telewest has not entered into or modified any guarantees.

In January 2003, the FASB issued FASB Interpretation 46, “Consolidation of Variable Interest Entities”, or FIN 46, which interprets Accounting Research Bulletin 51, or ARB 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB 51 with respect to the consolidation of certain entities called variable interest entities VIEs to which the usual condition for consolidation described in ARB 51 does not apply because the controlling financial interest in VIEs may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIEs and the holder of a significant variable interest in VIEs to disclose certain information relating to their involvement with the VIEs. The provisions of FIN 46 apply immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. To comply with the transitional provisions of FIN 46, Telewest has evaluated its existing structures to determine whether it is reasonably likely that it would be required to consolidate or disclose information about a VIE’s nature, purpose, size and activities, together with Telewest’s maximum exposure to loss. Telewest is also required to disclose the anticipated impact of adoption of FIN 46 on its financial statements.

Telewest has 50% joint venture interests in two affiliates, UKTV, a joint venture with the BBC, and Front Row Television Limited (“Front Row”), a joint venture with NTL, both of which are accounted for under the equity method. Telewest believes that both UKTV and Front Row are businesses as defined by EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, and FIN 46, Consolidation of Variable Interest Entities (Revised December 2003), and, accordingly, does not consider that either consolidation or additional disclosures are required. Telewest does not therefore believe that the impact of the adoption of FIN 46 will have a material effect on its financial statements.”

PART IX: THE BUSINESS OF TELEWEST

The following is extracted, without amendment, from New Telewest’s Registration Statement:

“History and Development of the Company

Telewest’s legal name is Telewest Communications plc, and its commercial names are Telewest Broadband, Telewest Business and Flextech. Telewest is a public limited company and was originally incorporated, in preparation for its initial public offering described below, under the English Companies Act 1985, or the Companies Act, on October 20, 1994. Telewest’s registered office is located at Export House, Cawsey Way, Woking, Surrey GU21 6QX, England, and its telephone number is (+44) 1483 750 900.

During the 1980s and early 1990s, Liberty Media and MediaOne Group, Inc. acquired interests in various UK cable franchises. In December 1991, Liberty Media and MediaOne combined their respective UK cable interests by contributing certain of those interests to a joint venture that was managed by Liberty Media and MediaOne through various affiliates. In November 1994, Telewest’s predecessor, referred to as Old Telewest, acquired all of the assets of that joint venture as well as certain other interests of Liberty Media and MediaOne in UK cable entities. Immediately after the acquisition, Old Telewest completed a public offering of its ordinary shares and American Depositary Shares, raising an aggregate of approximately £414 million, net of commissions and expenses. Immediately after the public offering was completed, Liberty Media and MediaOne each beneficially owned approximately 36.7% of the Old Telewest ordinary shares and 50% of the Old Telewest convertible preference shares.

The following are important events in the development of Telewest’s business since its initial public offering:

•	In October 1995, Telewest acquired the entire issued share capital of Old Telewest and SBC CableComms (UK), or SBCC, then the owner of seven cable franchises in the United Kingdom. Subsequent to the Old Telewest and SBCC acquisitions, Telewest acquired several other UK cable franchises.

•	In September 1998, Telewest acquired General Cable, then the owner of eight cable franchises in the United Kingdom and a 44.95% interest in Birmingham Cable in which Telewest had historically held a 27.47% interest. Later in 1998, Telewest acquired the remaining 27.58% interest in Birmingham Cable from Comcast UK (27.47%) and from several individual shareholders (0.11%).

•	With effect from November 23, 1999, Telewest acquired the remaining 50% of Cable London that it did not already own.

•	On April 19, 2000, Telewest completed its merger with Flextech, a key supplier of channels and related services in the United Kingdom.

•	On November 1, 2000, Telewest completed its acquisition of Eurobell, a supplier of telephone, internet, data and cable TV services in the Southeast of England.

Telewest’s principal shareholders have historically been Liberty Media and MediaOne (a wholly owned subsidiary of AT&T since June 2000). On July 7, 2000, following clearance by the European Commission, MediaOne completed an agreement with certain subsidiaries of Microsoft whereby those subsidiaries purchased 21.7% of Telewest’s outstanding share capital from MediaOne. On May 3, 2001 Telewest was notified by Liberty Media of an increase in its shareholding in Telewest as a result of the purchase of a further 20 million Telewest shares. As a result, Liberty Media, Microsoft and MediaOne then owned approximately 25.2%, 23.6% and 1.3%, respectively, of Telewest’s share capital. In September 2002, MediaOne disposed of its entire remaining shareholding in Telewest. In May 2003, Microsoft sold its entire 23.6% stake in Telewest to a subsidiary of IDT Corporation. Liberty Media was a wholly owned subsidiary of AT&T until August 2001, when it was split off from AT&T and became an independent, publicly traded company. As of March 18, 2003, Liberty Media beneficially owned over 25% and IDT beneficially owned over 23% of Telewest’s shares.

Description of Business

Overview

Telewest is a leading broadband communications and media group in the United Kingdom. Telewest’s business is divided into two main reporting segments: cable and content. The cable segment is further subdivided into a consumer sales division and a business sales division. The consumer sales division provides cable television, cable telephony and internet access services to residential customers. Telewest’s business sales division focuses on a wide range of voice, data and managed solutions services for businesses. Telewest’s content segment supplies basic television channels and related services to the UK pay-television broadcasting market.

Telewest’s business includes a broadband, local access broadcasting network covering approximately 4.7 million homes. Telewest’s network consists of local distribution networks, its “national network” and an internet protocol, or IP, Services platform which allow it to handle the voice, video and data needs of its customers. The potential of Telewest’s broadband, local access network and architecture provides it with a significant competitive advantage in terms of speed and true two-way interactivity with directly connected residential and business customers. Telewest has connected approximately 1.7 million residential cable subscribers, including cable television, telephony and internet services customers. In addition, as at December 31, 2003, Telewest provided business telephony services to approximately 69,000 business customer accounts.

A growing and strategically significant part of Telewest’s business is “blueyonder broadband,” a high-speed internet service which Telewest launched in March 2000. As at December 31, 2003, Telewest had approximately 414,000 blueyonder subscribers, approximately 70% of whom also subscribe to both its telephony and cable television services. In June 2002, Telewest introduced a 1Mb internet service to complement the existing 512Kbps internet service. Approximately 8.1% of Telewest’s broadband customers now subscribe to Telewest’s 1Mb service. The 1Mb service allows for the faster downloading of software, the sharing of large files and enhanced full-screen video and audio streaming. Telewest subsequently launched a 2Mb blueyonder broadband internet service on May 12, 2003, and approximately 7,000 subscribers had subscribed to the 2Mb service as of December 31, 2003. The 2Mb service is approximately 40 times faster than traditional dial-up internet services, four times faster than the fastest services offered by Freeserve (512Kb) and two times faster than the fastest consumer services offered by AOL and BT (1Mb).

In order to strengthen its current position in the broadband internet market, Telewest has recently launched a 256 Kb/s service, which Telewest expects will broaden the range of customers it attracts.

Flextech, Telewest’s content segment with four pay-television channels and one free to air channel, operates in association with UKTV, a joint venture Telewest formed with BBC Worldwide which offers a portfolio of multi-channel television channels based on the BBC’s program library. Flextech, together with UKTV, is the largest provider of basic (non-premium) thematic channels to the UK multi-channel television broadcasting market, measured by viewing share, reaching approximately 10.4 million pay multi-channel television subscriber homes.

All of the above figures are as at December 31, 2003, unless otherwise stated.

Telewest Operating Data-Unaudited

The following table sets out certain of Telewest’s operating data for the twelve-months ended December 31, 2001, 2002 and 2003, respectively. The information represents combined operating statistics for all of Telewest’s franchises.

	Year Ended December 31,
CABLE SEGMENT	2001	2002	2003
Consumer Sales Division
Homes passed	4,914,155	4,895,956	4,899,852
Homes passed and marketed	4,713,937	4,699,694	4,674,764
Dual television and residential telephony subscribers	1,141,158	984,765	876,142
Dual or triple-service subscribers(1)	1,218,294	1,228,586	1,264,756
Cable television only subscribers	138,053	116,508	92,565
Residential telephony only subscribers	401,286	395,133	347,122
Internet only subscribers	7,986	18,398	25,995
Total residential subscribers	1,765,619	1,758,625	1,730,438
Customer additions	*	315,654	217,361
Customer disconnects	*	(322,648)	(245,548)
Net customer movement	74,278	(6,994)	(28,187)
RGUs(2)	3,042,715	3,170,354	3,286,706
Net RGU additions	248,072	127,639	116,352
RGUs per customer	1.72	1.80	1.90
Household penetration	37.5%	37.4%	37.0%
Average household churn(3)	*	18.2%	14.2%
Percentage of triple-service subscribers(1)	3.3%	10.4%	16.8%
Percentage of dual or triple-service subscribers(1)	69.0%	69.9%	73.1%
Average monthly revenue per subscriber(4)	£40.03	£41.80	£43.42

Cable Television
Cable television subscribers – analog	617,958	436,339	284,191
Cable television subscribers – digital	723,826	857,472	987,873
Total cable television subscribers	1,341,784	1,293,811	1,272,064
Penetration(5)	28.5%	27.5%	27.2%
Average subscriber churn rate(6)	18.7%	21.5%	17.6%
Average monthly revenue per subscriber(7)	£20.75	£20.82	£20.87

Residential Telephony
3-2-1 subscribers	1,461,243	1,253,662	1,144,474
Talk subscribers(8)	154,566	360,662	455,559
Total residential telephony subscribers	1,615,809	1,614,324	1,600,033
Residential telephony penetration(9)	34.3%	34.4%	34.3%
Residential telephone lines	1,762,312	1,717,191	1,675,854
Second lines penetration	9.1%	6.4%	4.7%
Average subscriber churn rate(10)	16.5%	17.3%	13.7%
Average monthly revenue per line(11)	£22.79	£23.16	£23.02
Average monthly revenue per subscriber(12)	£25.09	£24.92	£24.29

Internet Subscribers
Blueyonder broadband	85,122	262,219	414,609
Blueyonder SurfUnlimited	184,034	193,201	184,009
Blueyonder pay-as-you-go	119,295	85,025	49,368
Total internet subscribers	388,451	540,445	647,986

Blueyonder Broadband
Average subscriber churn rate(13)	7.5%	12.4%	13.3%
Average monthly revenue per subscriber(14)	£25.21	£25.12	£22.72

Business Sales Division
Business customer accounts	72,934	73,746	69,269
Average annualized revenue per customer account(15)	£3,137	£3,114	£3,227

CONTENT SEGMENT
Pay multi-channel subscribers(16)	10,504,118	9,764,233	10,360,056
Flextech share of basic viewing(17)	20.4%	20.4%	19.3%
Share of total television advertising revenues(18)	3.0%	3.4%	3.9%

*	Data not available.

Notes:

(1)	Dual-service subscribers are those subscribers who take two of Telewest’s cable television, residential telephony and broadband internet services; triple-service subscribers are those subscribers who take all three of these services; and dual or triple-service subscribers are those subscribers who take two or all three of these services.
(2)	Revenue generating units or “RGUs” represent the total aggregate subscribers to our broadband, telephony and television services (e.g., a single triple-service subscriber would equal three RGUs). This definition is in accordance with the National Cable & Telecommunications Association (NCTA) reporting guidelines. Dial-up internet subscribers, second telephone lines and additional TV outlets are not included although they are revenue generating for Telewest.
(3)	Average household churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of residential subscribers who disconnected or who were disconnected during that period, divided by (ii) the average number of residential subscribers in that period.
(4)	Average monthly revenue per subscriber (often referred to as “ARPU” or “Average Revenue per User”) represents (i) the average monthly revenue of residential subscribers for such period, divided by (ii) the average number of residential subscribers in such period.
(5)	Cable television penetration at a specified date represents (i) the total number of cable television subscribers at that date, divided by (ii) the total number of homes passed and marketed for cable television at that date.
(6)	Average cable television subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of cable television subscribers who terminated basic services or whose services were terminated during that period, divided by (ii) the average number of cable television subscribers in that period.
(7)	Average monthly revenue per cable television subscriber for each period represents (i) the average monthly cable television revenue for that period, divided by (ii) the average number of cable television subscribers in that period.
(8)	Includes subscribers to our Talk Unlimited, Talk International and Talk Evenings and Weekends flat rate telephony services.
(9)	Residential telephony penetration at a specified date represents (i) the total number of residential cable telephony subscribers at that date divided by (ii) the total number of homes passed and marketed for residential cable telephony at that date.
(10)	Average residential telephony subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of residential cable telephony subscribers who terminated telephony services or whose services were terminated during that period, divided by (ii) the average number of residential cable telephony subscribers in that period.
(11)	Average monthly revenue per residential telephony line for each period represents (i) the average monthly residential cable telephony revenue for that period, divided by (ii) the average number of residential cable telephony lines in that period.
(12)	Average monthly revenue per residential telephony subscriber for each period represents (i) the average monthly residential cable telephony revenue for that period, divided by (ii) the average number of residential cable telephony subscribers in that period.
(13)	Average blueyonder broadband internet subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of blueyonder broadband internet subscribers who terminated their services or whose services were terminated during that period, divided by (ii) the average number of blueyonder broadband internet subscribers in that period.
(14)	Average monthly revenue per blueyonder broadband internet subscriber for each period represents (i) the average monthly blueyonder broadband internet revenue for that period, divided by (ii) the average number of blueyonder broadband internet subscribers in that period.
(15)	Average annualized revenue per customer account represents (i) the average monthly business sales division revenue (excluding revenues from carrier services unit) for the 12 months to the end of that period, divided by (ii) the average number of business sales division customers in that period, and (iii) multiplied by 12 months.
(16)	Pay multi-channel subscribers represents the number of pay multi-channel subscribers as at the end of the last month of a 12 month period.
(17)	Basic viewing over 24 hours in pay-television homes.
(18)	Includes Flextech’s wholly owned channels and UKTV’s advertising revenues.

CABLE SEGMENT

Consumer Sales Division

Telewest’s consumer sales division encompasses residential cable television, telephony and internet services. Telewest markets all of its residential services under the “Telewest Broadband” name. In line with its current long-range plan, the focus of the consumer sales division has shifted from acquiring customers to acquiring and retaining the most profitable customers, increasing average revenue per user and reducing churn.

Telewest’s intention is to focus on providing core bundled products (cable television, telephony and broadband internet) to drive the number of dual and “triple play” customers. Dual-play customers are customers who subscribe to two of its three residential services (cable television, telephony and internet services) and “triple play” customers are customers who subscribe to cable television, telephony and internet services.

As part of this strategy Telewest recently implemented a new pricing policy for all of its products and services, including its digital television services. The new pricing policy is intended to:

•	increase average revenue per user;

•	drive Telewest’s “triple play” customer base;

•	increase free cash flow;

•	emphasize product offerings where Telewest has a competitive edge; and

•	ensure that Telewest sells only profitable product combinations.

In accordance with its strategy to acquire and retain the most profitable customers, Telewest has recently introduced an up-front payment system for all new customers which can be offset against any installation fee or subscription fee and that filters out subscribers who receive Telewest’s services, but fail to pay for them.

As at December 31, 2003, Telewest had approximately 292,000 “triple play” customers subscribing to broadband internet, telephony and cable television services. These “triple play” customers accounted for nearly 16.8% of its customer base. This “triple play” base, which represents its most profitable customer segment, has increased rapidly and is a result of Telewest’s strategy to be a leader in broadband services and to target profitable customers.

Cable Television

Telewest’s cable television services provide a wide range of programming over its digital and analog television platforms, including news and information, general interest, business, children’s, international, music and sports programming. Telewest obtains some of its programming from Flextech (its content segment) and the balance from a variety of sources, including BSkyB, terrestrial broadcasters and other programming suppliers.

Telewest offers multi-channel analog and digital television services in all of the areas in which it operates, except for the areas covered by Eurobell South-East and Cabletime, where it currently offers only its analog service. Telewest is currently upgrading part of its Cabletime network in Birmingham so that it can deliver digital television and broadband internet services to approximately 60,000 homes. Other areas of the network that are not yet digitally serviceable may be upgraded over the next several years. When most of its existing customers have migrated from analog to digital services, Telewest expects to phase out its analog service.

Cable television is the product with the highest up-front investment, principally as a result of the provision of free set-top boxes to new subscribers. It is also the service with the lowest margins. As a result, Telewest’s focus is on acquiring profitable, higher margin television customers rather than overall subscriber growth. Telewest therefore raised prices earlier this year, with the largest increases falling on its least profitable customers; those subscribing to its entry-level cable television package.

As at December 31, 2003, Telewest had approximately 1,272,000 cable television subscribers.

Digital Television Services

Telewest’s digital television services consist of a wide array of television and radio channels, pay-per-view films, interactive services, including enhanced “red-button” functionality, and television e-mail. As at December 31, 2003, Telewest had an installed base of approximately 988,000 digital television subscribers representing approximately 77.7% of its total cable television subscriber base. Telewest’s digital television services allow greater customer choice than its analog services and include interactive services and an electronic program guide.

In 2002, Telewest tested and implemented Liberate 1.2 software across its digital television platform. The software provides its digital cable customers with a range of interactive “red button” services, which are interlinked in real time to enabled television programs and include additional program information, shopping and games.

Telewest offers combined digital television and telephony packages, to which one or more premium channels (e.g., movie and sport channels) may be added for an additional monthly fee. All of Telewest’s digital television customers can also purchase pay-per-view films provided by Front Row, a joint venture that Telewest owns jointly with NTL Incorporated. Digital television customers can also purchase pay-per-view Barclaycard FA Premier League football matches, “Sky Box Office” events and adult-content programming.

In order to enhance the attractiveness of its basic cable television packages, Telewest has introduced new channels to these packages. For example, Sky One, the Hallmark Channel, UK Gold +1 and Living +1 have been added to its “Essential” package, and Sky Sports News and UK History have been added to its “Starter” package. These packages accounted for approximately 38.5% and 17.8%, respectively, of its digital TV base at December 31, 2003. These packages are not available to new stand-alone cable television subscribers. Customers who wish to subscribe to cable television on a stand-alone basis must now subscribe to “Supreme,” Telewest’s top-tier basic package.

In March 2003, by agreement with BSkyB, Telewest began to provide digital television subscribers with “Sky Multiplex”, comprising nine movie channels. During the year ended December 31, 2003, Telewest launched nine new basic entertainment channels.

Analog Television Services

Telewest offers its customers more than 30 basic channels and nine premium channels as part of its stand-alone and combined analog service offerings. Some of its channels operate throughout the day and others operate for only part of the day and share a channel position. When most of its existing customers have migrated from analog to digital services, Telewest expects to phase out its analog services.

Cable Telephony

Telewest offers a wide range of high-quality telephony services to its residential customers. Telewest enhances its basic residential telephony service by offering additional services, such as call waiting, call barring (which prevents unauthorized outgoing calls), call diversion (call forwarding), three-way calling, advanced voicemail, caller line identification and fully itemized monthly billing.

Telewest offers “Talk Unlimited” as a stand-alone product or combined with pay-television packages. Talk Unlimited is a fixed-fee residential telephony package with unlimited local and national calls, excluding calls to non-geographic, premium rate and mobile telephone numbers. As at December 31, 2003, Telewest had approximately 349,000 standard Talk Unlimited subscribers accounting for approximately 21.8% of all of its residential telephony subscribers.

At the beginning of 2003, Telewest expanded its fixed-fee telephony services by launching “Talk Evenings and Weekends”, a telephony service offering unlimited local and national evening and weekend calls to anywhere in the United Kingdom, and “Talk International,” which offers reduced rates to all international destinations, each for a flat monthly rate. As at December 31, 2003, Telewest had approximately 107,000 Talk Evenings and Weekends subscribers. Total subscribers to Telewest’s “Talk” services at December 31, 2003, therefore, amounted to approximately 456,000, or approximately 28.5% of its total telephony subscribers at that date, of which approximately 30,000 subscribers take the additional Talk International service. Telewest is also improving the value for its telephony consumers by offering free voicemail.

Internet Services

High-speed Internet Service (blueyonder broadband)

In March 2000, Telewest launched “blueyonder broadband,” its high-speed internet service. Using Telewest’s National Network and its interactive services platform, blueyonder broadband offers high-speed access to the internet. Customers currently access this service via cable modems linked to personal computers and have unlimited and continuous access to internet content for a monthly subscription fee. Telewest also offers blueyonder broadband internet service via wired connections to modems in digital television set-top boxes and introduced a wireless connection on August 6, 2003. As at December 31, 2003, Telewest had approximately 414,000 blueyonder broadband internet subscribers.

In June 2002, Telewest launched its 1Mb blueyonder broadband internet residential internet service, following an extensive trial with 1,500 Scottish customers. This service offers a continuous cable connection to the internet and enables its customers to download music and software more quickly than is possible with the standard blueyonder broadband 512Kb internet service, share larger files and benefit from enhanced full-screen video and audio streaming. As at December 31, 2003, Telewest had approximately 34,000 subscribers (representing approximately 8.1% of its broadband subscriber base) for its 1Mb service. On May 12, 2003, Telewest announced the launch of a 2Mb blueyonder broadband residential internet service following a successful trial with 1,500 customers. As at December 31, 2003, Telewest had approximately 7,000 subscribers to its 2Mb service (representing approximately 1.7% of its broadband subscriber base). The 2Mb service is approximately 40 times faster than traditional dial-up internet services, four times faster than the fastest services offered by Freeserve (512Kb) and two times faster than the fastest consumer services offered by AOL and BT (1Mb).

In order to strengthen its market position in the broadband internet market, Telewest has recently launched a 256Kb/s service, which Telewest expects will broaden the range of customers it attracts.

Blueyonder broadband internet is successful in attracting new customers to Telewest’s services. For example, in the year ended December 31, 2003, approximately 42% of blueyonder broadband internet installations were for subscribers new to Telewest’s services.

Telewest recently launched a self-installation option for blueyonder broadband internet service, available to existing digital television subscribers, making it the lowest permanent entry price to broadband internet in the United Kingdom. The new self-installation packs are available to Telewest’s approximately 988,000 existing digital TV subscribers and make use of cable modems embedded in set-top boxes. Self-installation is more convenient for some customers and improves cost efficiency as fewer visits to customer premises are required, and fewer stand-alone cable modems are needed. Telewest also launched a wireless self-installation pack on August 6, 2003.

Telewest’s blueyonder broadband internet services won several industry awards in 2002. In February, Telewest collected the “Best Un-metered ISP” award for its blueyonder broadband dial-up and broadband services and the “Best Application Service” award for its blueyonder broadband workwise business product at the fourth annual Internet Service Providers Association Awards. Telewest’s 1 Mb service was voted the “Best New Telecommunications” product for 2002 at the Computing Industry Awards. Industry experts and readers of the internet press have voted Telewest “Best Broadband ISP,” “Most Satisfying British ISP” and “Best Gaming Service” at the Future UK Internet Awards 2002, and Telewest has been voted “Best Cable Modem Service” by ISP Review.

Blueyonder broadband internet service is now available to all of Telewest’s subscribers, except those in the Eurobell South-East and Cabletime coverage areas. Telewest is currently upgrading part of its “Cabletime” network in Birmingham so that it may deliver digital television and broadband internet services to approximately 60,000 homes. Other areas of the network which are not yet digitally servicable may be upgraded over the next several years.

Together with its dial-up internet services, described below, Telewest had approximately 648,000 internet subscribers as at December 31, 2003.

Dial-up Internet Services

Telewest also provides unmetered internet access for a flat fee under the brand name “SurfUnlimited.” As at December 31, 2003, Telewest provided internet access to approximately 233,000 residential customers through its “SurfUnlimited” and pay-as-you-go internet services. SurfUnlimited introduces subscribers to a reliable fixed-fee unmetered service.

Sales and Marketing

Telewest’s sales divisions each have separate sales and marketing teams. Telewest markets all of its residential services under the “Telewest Broadband” brand name. In the consumer sales division, Telewest’s marketing strategy is designed to acquire higher-margin customers and increase average revenue per user while lowering selling costs. Telewest relies primarily on integrated marketing campaigns, which combine radio, newspaper and poster advertising with telemarketing, direct mail and retail sales.

Customer Service

Telewest has experienced rapid growth and development in a relatively short period of time, both in the nature of the services it offers and in the number of subscribers for those services. This growth has challenged Telewest’s ability to provide uniform customer service across its customer base and to integrate training and operations support systems, such as billing and accounts receivable functions, across its business.

Customer service, however, remains a prime focus of Telewest. As at December 31, 2003, Telewest employed approximately 2,000 full-time equivalent staff in customer service roles after consolidation of its 12 customer service centers into seven. Telewest now has a dedicated customer service center to deal with all billing and collection operations and has improved its billing procedures by introducing a single bill, combining charges for all products and services, and “E-billing,” which enables customers to elect to receive their bills electronically.

On March 31, 2003, Telewest opened a dedicated “National Movers Center” to improve the customer service provided to those customers who move house within Telewest’s franchise area and to increase take-up of its products and services by people moving into pre-wired homes.

Business Sales Division

Markets and Products

Telewest’s business sales division, which operates under the “Telewest Business” brand, is focused on the delivery of business communications solutions through an effective combination of voice, data and managed solutions services. Telewest’s local network infrastructure and its National Network allow it to offer a wide range of advanced communications services to businesses. Telewest’s main customers range from SMEs to larger targeted corporations and public sector organizations.

Telewest believes that the business market, in particular multi-site organizations in the private and public sectors, represents an attractive opportunity because these organizations have complex requirements for communications services and the core capabilities of its network enable it to provide an array of managed network services, such as advanced telephony, private networks and virtual private networks, to meet those requirements. In particular, these organizations:

•	have an increasing demand for bandwidth;

•	account for a significant percentage of the total UK business telecommunications spending; and

•	make buying decisions and need technical support locally.

Telewest’s business services range from simple voice and point-to-point private circuits to more specialized products including hybrid managed Centrex and its “IP Virtual Private Networks.” These advanced products enable customers to integrate voice, data and video transmission over a single network.

Telewest’s Carrier Services Unit offers managed services to telecommunications operators and internet service providers, as well as the use of its fiber-optic National Network for the handling of voice and data communications. This exploits Telewest’s fixed network investment by providing additional revenues from the operations of other carriers. The Carrier Services Unit also focuses on strategic partnerships with larger carriers, such as UK mobile telephone operators.

Sales and Marketing

Telewest’s business sales division is positioned as a high-quality, price-competitive solutions provider and employs direct sales forces with specialist knowledge and experience within each of its target customer areas (i.e., SMEs, larger corporations, travel and public sector) and an understanding of the particular challenges and needs of each target area. Complex solutions are designed by its “Business Solutions Consultants,” who are experts in the latest technologies and their applications.

Telewest also employs its own telemarketing team to provide follow-up calls to its marketing campaigns. This team operates within Telewest’s marketing communications group. The leads generated are passed through to the sales force.

For existing customers, Telewest’s business account managers and service managers contact each major customer regularly to ensure service satisfaction and to market additional services appropriate for that customer.

Customer Service

A consistently high quality of service is central to the provision of services by Telewest Business from initial consultancy and advice to sales support and aftercare. Business customers require specialized customer service. This is provided through two dedicated call centers that provide specialized fault-handling and resolution services.

CONTENT SEGMENT

Content Segment (Flextech)

Telewest’s content segment, Flextech, is primarily engaged in the supply of basic television channels and related services to the UK pay-television broadcasting market.

Flextech, together with UKTV, Telewest’s joint venture with BBC Worldwide, is the largest supplier of basic (i.e., non-premium) thematic channels to the UK pay-television broadcasting market, supplying approximately 19.7% of the UK’s basic viewing in multi-channel television homes in the year ended December 31, 2003. Flextech has four wholly owned pay channels: Living TV, Bravo, Trouble and Challenge TV and is also BBC Worldwide’s equal partner in UKTV, which currently has seven pay channels: UKTV Gold, UKTV G2, UKTV Style, UKTV Documentary, UKTV People and UKTV Food. Flextech also owns three multiplexed channels (Living TV +1, Bravo +1 and Trouble Reload) and has an interest in four multiplexed channels operated by UKTV: UKTV Gold +1, UKTV Style +1, UKTV Documentary + 1 and UKTV Food +1. Each of the Flextech and UKTV multiplexed channels air programming otherwise available on the channel from which they are derived (e.g., Living TV + 1 is derived from Living TV) at different broadcast times.

Depending upon the distribution agreement with the platform operator and the package chosen by the customer, Telewest’s wholly owned and UKTV channels are available on its own analog and digital platforms, BSkyB’s digital platform and NTL Incorporated’s analog and digital platforms. These channels generate revenue based on the number of customers subscribing to programming packages carried by the relevant platform operators. Further revenues are generated by the sale of airtime and sponsorship to advertisers and advertising agencies by Flextech’s advertising sales department. Flextech and UKTV are also represented on Freeview, the free-to-air digital terrestrial television platform launched by the BBC, BSkyB and Crown Castle International on October 30, 2002. In October 2002, UKTV launched the UKTV History channel and in January 2003, Flextech launched Ftn and UKTV launched UKTV Bright Ideas. All three channels are available on all multi-channel platforms. Ftn, and UKTV Bright Ideas are separate channels with distinct offerings which operate within one of the twenty-four hour general entertainment slots available on Freeview. UKTV History, UKTV Bright Ideas and Ftn are solely reliant on advertising revenues. On January 28, 2004, UKTV also launched UKTV History + 1, a multiplexed channel available on satellite and Telewest cable.

Flextech, together with UKTV, intends to become a significant force in multi-channel television by leveraging Telewest’s relationship with the BBC, through UKTV, and by targeting niche markets with Telewest’s wholly owned channels, and UKTV channels.

Sources of Supply

Programming

Telewest obtains its programming content through Flextech, UKTV and other programming suppliers, such as BSkyB. Telewest’s contracts with programming suppliers generally run from twelve months to four years. In general, Telewest pays for its basic programming based on the number of customers subscribing to a particular channel. Some of Telewest’s programming contracts also provide volume discounts that reduce per-subscriber charges as the number of customers subscribing to a channel increases.

Telewest obtains a significant amount of its premium programming and some of its basic programming under various arrangements with BSkyB, the exclusive supplier of most significant premium programming in the United Kingdom. BSkyB’s general entertainment, premium sports and movie programming is generally popular in the United Kingdom and is important in terms of attracting and retaining cable television customers. Telewest currently purchases premium programming from BSkyB pursuant to an industry rate card. The industry rate card sets out the pricing for the supply of programming by BSkyB to UK cable operators that do not have separate agreements with BSkyB.

Telewest’s other significant suppliers include Viacom, Discovery and Turner (Time Warner).

Services and Equipment

Telewest obtains services and equipment for the construction and operation of its cable systems from numerous independent suppliers. Telewest believes that it can purchase substantially all of the services and equipment it needs to operate its business from more than one source. However, if the supplier of a product that involves significant lead time for production and delivery were unwilling or unable to supply it, Telewest could suffer disruptions in the operation of its business, which could have an adverse effect on its results. Telewest owns almost all of the cable network equipment utilized on its network other than its digital telephony switches, which are leased under finance leases from, among others, Export Development Canada and subsidiaries of The Royal Bank of Scotland plc. Telewest is in default under certain of its finance leases as a result of steps taken to effect the Financial Restructuring. Telewest has reached an agreement with the counterparties to its existing finance leases regarding the waiver of existing and future defaults that have, or might, arise as a result of the Financial Restructuring. See “The Financial Restructuring—Structure of the Financial Restructuring—Settlement Agreements—Waiver of Breaches of Master Leasing Agreements.”

Telewest’s Networks

Telewest’s network, which consists of approximately 65,000 kilometers of fiber and coaxial cable, as well as high-capacity electronics equipment, consists of three parts:

•	local distribution networks located in each area in which Telewest operates;

•	a National Network, which links all of Telewest’s local distribution networks; and

•	a broadband IP services platform, which overlays the National Network and provides the backbone for Telewest’s interactive digital and high-speed internet services.

Local Distribution Networks

Telewest’s local distribution networks are vital to the provision of its broadband and cable telephony services.

Broadband

Telewest provides broadband services using hybrid fiber-coaxial network architecture. Analog television signals are received at regional headends either from satellite or terrestrial antennas, and digital television signals are received from its national digital headend. Both are then transmitted via the local distribution networks. Telewest’s networks use multiple fiber-optic cables to transmit signals from the regional headends to fiber nodes dedicated to small clusters of about 500 homes, at which point Telewest uses high-bandwidth coaxial cable to distribute the signals to individual residential subscribers. Telewest’s network has a high bandwidth (typically 750MHz) and is capable of two-way, high-speed data transfer.

In the United Kingdom, cable operators generally have been required to install cable underground. Telewest’s network architecture is particularly suited to this environment because it is essentially service transparent, thereby allowing future service upgrades to be implemented (within current bandwidth constraints) primarily at the headend and/or customer premises, without the need for extensive, expensive and time-consuming upgrading of the underground network. For example, Telewest’s digital television and high-speed internet services were introduced primarily through changes to headend and customer premises equipment, rather than changes to the underground network.

Cable Telephony

Telewest provides telephony services using an “overlay” distribution network, which shares the same physical underground infrastructure as the broadband hybrid fiber-coaxial network and is connected to digital switches that have been installed in each of the areas in which it operates. The switches enable Telewest to complete, within its own networks, local calls between its customers. They also provide Telewest with flexibility in selecting interconnection carriers for calls that terminate outside its networks. The digital switches also enable Telewest to gather information about customer calling patterns, which can be used to structure customized call pricing plans and discount programs, and to monitor fraud by identifying unusual or excessive call activity at an early stage. As well as offering basic telephony services, the switches support enhanced calling features and complex services for businesses, including Centrex and ISDN services.

Digital telephony signals typically are transmitted using synchronous digital hierarchy, or SDH, over fiber-optic cable to a 500-home node, at which point the signal is converted to a conventional telephony signal and distributed to customers over twisted copper pairs. In addition, direct fiber connections can be made to businesses to deliver a wide range of higher-capacity data services.

Throughout most of the areas in which Telewest operates, both the hybrid fiber-coaxial and overlay networks have been built to enable delivery of both broadband and telephony services to customers.

Telewest’s overlay distribution network also enables it to provide businesses with a variety of data services ranging from private circuits to managed-fiber networks.

Telewest’s National Network

Telewest’s National Network links all of Telewest’s areas of operation and consists of approximately 6,300 kilometers of high-capacity, multi-fiber-optic cable, as well as fully resilient state-of-the-art SDH which allows for the efficient delivery of data across fiber-optic networks.

Telewest uses its National Network in a number of ways. Each of its telephony switches is linked through the network, allowing a greater proportion of calls to remain solely within Telewest’s network, thereby saving on interconnection costs. The network is also used to distribute all of its digital and analog television channels from its national headend in Knowsley to each of its areas of operation.

In common with all other UK telecommunications operators, a part of Telewest’s fiber-optic cable (making up the National Network) is owned by other licensed operators and is leased to Telewest on an “indefeasible rights of use” basis. These indefeasible rights of use have, in some cases, unexpired terms of up to 25 years before Telewest is able to acquire ownership of the fiber or duct outright.

IP Network

In 1999, Telewest augmented the National Network with a national IP network and commenced deployment of a broadband IP services platform, which has now been completed. The IP network consists of 54 high-capacity IP routers located in its existing facilities. This network provides the backbone for Telewest’s interactive digital television services as well as its high-speed internet services. The network is also used to deliver a range of IP virtual private network based data services to business customers.

The broadband IP services platform has been deployed in parallel with Telewest’s digital television and high-speed internet services. This platform consists of a range of application servers, application software and customer premises equipment such as Telewest’s digital set-top boxes and cable modems.

Intellectual Property

Telewest does not own any material copyrights, patents or trademarks, other than the Telewest brand name, certain television channel brand names and certain programming content. Telewest does not believe that the ownership of copyrights, patents or trademarks, other than the Telewest brand name and these television channel brand names, is material to its business. Telewest relies on a number of third-party copyrights, patents and trademarks for applications relating to billing, customer management and the delivery of services over its networks. Telewest also obtains television programming content from third parties.

Research and Development

Telewest’s research and development is focused on evaluating changes in technology that could affect its television, telephony and internet services. Research and development expenditures, however, do not represent a material cost for Telewest.

Employees

The weighted average number of Telewest’s employees during the financial years ended December 31, 2001, 2002 and 2003 respectively, analyzed by category, were as follows:

	2001	2002	2003
Sales and customer services	5,160	4,802	4,457
Construction and operations	3,756	3,587	3,222
Administration	1,745	1,537	1,432

Total	10,661	9,926	9,111

The weighted average number of persons employed during a year is calculated by averaging the number of persons employed at the end of each of the twelve months within that period.

As of the date of this shareholders’ circular and prospectus, New Telewest had no employees other than the executive officers described under the heading “Management.” It is anticipated that substantially all employees of Telewest will become employees of New Telewest.

In May 2003, a ballot was held to consider whether certain field operations staff should, in the future, be represented by the Communication Workers Union, or CWU. The vote was carried in favor of membership and as a result Telewest signed an agreement with the CWU on June 16, 2003 which became fully binding on both parties in September 2003. Approximately 1,200 field operations staff are covered by the agreement. Except for this arrangement, none of Telewest’s employees are covered by collective bargaining agreements. Telewest believes that its relationship with its employees is good.

Seasonality

Although there is limited seasonal fluctuation in the demand for Telewest’s services, some services are subject to seasonal fluctuation. Telephone usage, for example, generally decreases during the summer due to the summer holidays and as a result of customer moves.

Competition

Telewest’s broadband products and services compete with those of a wide range of companies that use a variety of sophisticated and rapidly changing technologies. Telewest faces strong competition in all of the markets in which it operates.

Cable Television

Telewest competes directly with terrestrial television (over-the-air broadcast television) services, direct-to-home, or DTH, digital satellite services, such as BSkyB, and digital terrestrial service providers, such as Freeview. Telewest’s programming, particularly its pay-per-view programming, also competes with other forms of purchased and rented home entertainment, including video and DVD.

The principal competitors of Telewest’s cable television business are as follows:

Terrestrial Television Services

Analog terrestrial television viewing in the United Kingdom has long been one of the most popular forms of entertainment, and daily viewing time in the United Kingdom has been among the highest in the world. Although the five free-to-air analog terrestrial television channels in the United Kingdom are generally perceived as providing high-quality programming, Telewest believes that many viewers have a desire for a wider variety of television programming. Telewest believes that acceptance of alternative programming, together with the relatively high penetration of DTH satellite services and digital terrestrial television, demonstrates a willingness by many consumers in the United Kingdom to pay for additional programming.

Digital Television Services

Competition in the pay-television market has dramatically increased since the launch by BSkyB and ITV Digital of their respective DTH satellite and digital terrestrial television services in October 1998 and November 1998, respectively. ITV Digital has now ceased operations and has been effectively replaced by Freeview. Competition in this market was further enhanced by offers of free set-top boxes from BSkyB and its offer to bundle free internet access and discounted indirect telephony access with its digital television service.

DTH Satellite

BSkyB is the sole distributor of pay-satellite television programming in the United Kingdom and is Telewest’s principal competitor in the UK pay-television broadcasting market as well as one of its most important sources of programming. BSkyB currently offers its DTH satellite service customers pay-per-view services throughout the United Kingdom, including in the areas in which Telewest operates. As at December 31, 2003, BSkyB claimed to have approximately 7.2 million digital television subscribers. The size of its customer base allows it to purchase programming from third parties under advantageous terms and to distribute that programming and its own premium and basic programming to its subscribers at prices that may be less than the prices that Telewest charges its subscribers for programming.

BSkyB has launched “Sky+”, a personal video recorder product that allows television viewers to “time-shift” programming. Telewest currently does not market a product that is comparable to Sky+. Competition from Sky+ could adversely affect Telewest’s business.

Digital Terrestrial Television

Freeview, a free-to-air digital television service, was launched in October 2002 by a consortium led by the BBC, and also involving BSkyB and Crown Castle. Freeview currently offers approximately 30 free digital television channels, in addition to a number of radio channels, including BBC Three, BBC Four, CBeebies and ITV2 as well as digital versions of the five terrestrial channels. Freeview is generally available to consumers who purchase a set-top box (currently retailing for less than £80) that plugs into an analog television, or had previously purchased a set-top box in order to view programming provided by the now defunct ITV Digital, and also to consumers that own an integrated digital television. The UK government has approved a wide range of additional free-to-view channels that are being produced by the BBC, some of which will be available on

Telewest’s platform. Data released by the Independent Television Commission estimated that as at June 30, 2003, approximately 797,000 set-top boxes had been sold for Freeview, and reached 1,790,000 homes. Competition from Freeview and free-to-view channels could materially adversely affect Telewest’s business operating results.

Several former BSkyB executives have announced that they intend to launch a pay-television service, “Top Up TV”, on March 31, 2004, which ultimately will be available to all consumers who are capable of receiving Freeview. Top Up TV has indicated that it intends to provide approximately 10 channels, including Discovery, E4, UK Gold and Bloomberg, to subscribers for a fee of £7.99 per month.

Interactive Services

There are a small number of service providers that operate pay-per-view-type interactive services on the BT broadband network. If the market develops for these types of interactive services, Telewest’s business, operating results and financial condition could be materially adversely affected.

New Technologies

There are now a range of service providers using both the BT Asynchronous Digital Subscriber Line, or ADSL, wholesale service and unbundled BT local loop network to provide broadband services to retail customers.

Five mobile telephone networks have been awarded third generation, or 3G, licenses in the United Kingdom. Of these, only “3,” operated by Hutchinson 3G Limited, has commercially launched its broadband/3G service. However, it is anticipated that the other mobile networks will do so during 2004 and 2005. This will widen competition in the provision of broadband services.

The UK government is currently considering what steps it will take as part of a decision to switch off the analog terrestrial television transmission within the next decade, which will require a large majority of the UK population to have “migrated” from analog to digital (IDTV) television sets.

Cable Telephony

Competition in both the residential and business telephony markets is increasing, principally as a result of general price competition, the introduction of carrier pre-selection, number portability and as a result of the continued growth of mobile operators and mobile telephony as a substitute for fixed-line telephony.

BT, Telewest’s principal competitor in the residential telephony market, has an established market presence, a fully built network and resources substantially greater than Telewest’s. As BT provides, by its own estimates, approximately 73% of all UK fixed voice minutes as of June 30, 2003, Telewest’s ability to convince consumers to choose its services over those of BT will largely determine Telewest’s success in the residential telephony market.

Calls to Mobiles

Following a consultation in September 2001, the Office of Telecommunications announced that it intended to impose a price cap of the retail price index less 12% on the interconnection/call termination rates of the UK mobile networks. This decision was rejected by all four mobile operators and referred to the Competition Commission in January 2002. In January 2003, the Competition Commission concluded that the termination charges of the four mobile operators operated against the public interest and were 30-40% above a fair charge. It recommended that each mobile network operator be required to reduce its level of total termination charge by 15% in real terms by July 25, 2003. The Competition Commission also recommended that O2’s and Vodafone’s charges should be subject to a further reduction of 15% less any increase in the UK retail price index between July 25, 2003 and March 31, 2004 and for each of the two subsequent financial years, and that Orange’s and T-Mobile’s charges should be reduced by 14% less any increase in the UK retail price index in each of these subsequent two time periods.

The Director General of Telecommunications and the Office of Telecommunications accepted the Competition Commission’s conclusion of a one-off reduction of 15% by July 2003. The Competition

Commission’s report and the UK Office of Telecommunications’ proposed implementation of its conclusions was the subject of judicial review proceedings brought by Vodafone, T-Mobile and Orange. The High Court ruled that the determination of the Office of Telecommunications and the Competition Commission’s decisions be upheld. The mobile operators listed above were given leave to appeal this decision but chose not to. On July 25, 2003, all of the mobile operators in the United Kingdom, excluding “3,” reduced their call termination payments by the required average of 15%. Between December 2003 and February 2004, Ofcom consulted on the regulation of wholesale voice call termination. The proposals consulted on will be implemented subject to any intervention by the European Commission. Ofcom proposes a targeted average charge from April 1, 2004 to March 31, 2005 and that Vodafone’s and O2’s mobile termination charges should be reduced by 15%, and Orange’s and T-Mobile’s charges should be reduced by 14%, less any increase in the UK retail price index, between April 1, 2005 and March 31, 2006.

Mobile interconnection costs are significant to Telewest’s business. Telewest will be exploring options to provide new telephony packages in the light of the mandated reductions in termination charges imposed on the UK mobile operators and any further future reductions.

Telewest believes that price is an important factor influencing UK customers to choose a telephony provider. BT has continued to modify its telephony rate structure by increasing line rental charges, decreasing the costs of its calls and generally moving towards fixed-price, bundled tariffs. Regulatory and competitive pressures may cause BT to reduce its prices further. In particular, the advent of wholesale line rental bundled with carrier pre-selection services, as a result of regulatory obligations imposed by the UK Office of Telecommunications, or Oftel, on BT, may intensify the extent of competition faced by Telewest from telephony service providers using BT’s network. In particular, with the introduction of this new bundled BT wholesale product, service providers will be able to take over and manage the entire service and billing relationship with the customer. Although Telewest intends to remain competitive, these developments and changes in BT’s price structure may adversely affect Telewest’s financial condition and results of operations.

BT is also Telewest’s principal competitor in the business telephony market and, according to the Office of Telecommunications, provides 8.2 million business lines estimated at 82% of all UK business telephony lines. Business telephony providers compete on price, range and quality of services provided. Telewest expects competition to intensify among existing and new market participants in the voice market, which could affect its ability to compete effectively in the business telephony market.

Telewest also competes for residential and business customers with mobile network operators. Competition from these operators could increase further, particularly if their call charges are reduced further or their service offerings are expanded or improved.

There are now a range of service providers using both the BT ADSL wholesale service and unbundled BT local loop network to provide broadband services to retail customers.

Internet Services

SurfUnlimited, Telewest’s unmetered dial-up access product, Telewest’s blueyonder pay-as-you-go dial-up access product, and blueyonder broadband all compete in a rapidly evolving market place and with products and services provided by companies in the telecommunications, information, media, entertainment and advertising fields. These products compete for usage, subscribers, advertising and e-commerce with a variety of companies offering dial-up and high-speed internet services, including AOL, Freeserve and BT.

As of July 2003, according to published statistics. 1,170,000 broadband internet subscribers in the United Kingdom were provided with a service via the BT network and 1,093,000 received cable broadband services from Telewest or NTL.

BT is a significant provider of both retail and wholesale access broadband services in the United Kingdom. BT sells broadband access to retail consumers through “BT Openworld” and “BT Broadband,” both of which provide high-speed internet services based on ADSL technology and operate at speeds comparable to those of Telewest’s 512Kb blueyonder broadband service. BT Broadband offers retail customers basic broadband internet access without email or content, while BT Openworld bundles basic internet services and content for a single subscription fee. In addition, BT also provides a wide range of internet access packages and payment options. Broadband packages include several types of self-installed products.

In June 2003, BT announced a joint venture with Yahoo Inc. to launch a new broadband internet service to residential consumers. As part of this joint venture, BT Openworld rebranded its consumer offerings as BT Yahoo! In July 2003, BT announced a one-month free broadband line rental offer available from July 1 to September 30, 2003.

On August 29, 2003, BT announced a range of price cuts across its business services portfolio. The new fees were applied to all new customers and existing users on a pro rata basis from September 1. Customers’ quarterly bills will be adjusted accordingly.

In October 2002, BT and BSkyB announced that BSkyB would sell BT broadband services on a promotional basis to BSkyB’s digital television customers. This may adversely affect Telewest’s efforts to win over BSkyB customers through its ability to offer integrated digital television and broadband packages and could adversely affect Telewest’s financial condition and results of operations.

Oftel has mandated that BT offer wholesale access to any high-bandwidth product that it makes available, such as ADSL, and allow unbundled access to its local access loops to those internet service providers that wish to install their own broadband equipment at BT’s local exchanges. As a result, several companies have launched competing ADSL-based high-speed internet services, some of which operate at speeds equal to or in excess of Telewest’s 512Kb, 1Mb and 2Mb services. The regulation of BT’s wholesale broadband services and unbundled local loop has an effect on Telewest’s retail broadband services. For example, on July 21, 2003, Oftel ordered BT to reduce its charges for wholesale unmetered internet access by 17%, backdated to June 2002.

Telewest does not currently provide its blueyonder internet services on a wholesale basis, but it may do so in the future. NTL announced on December 5, 2002 that it had agreed with AOL Broadband, the broadband division of Time Warner, to deliver AOL’s broadband service on NTL’s cable network. On December 16, 2003, Ofcom issued its final proposals for BT wholesale broadband regulation. These proposals do not currently extend to Telewest, but there can be no assurance that they will not do so in the future. On December 9, 2003, BT announced the launch of a ‘voice over internet protocol’ (VOIP) service that could be accessed and used by cable broadband customers. Telewest is currently considering its response to BT’s action.

Content

Flextech (Telewest’s content segment) supplies basic television programming to the UK multi-channel television market and depends largely on subscription and advertising revenues from that television programming.

Flextech’s television programming competes with other broadcasters and may lose audience share, as a result of which its contracts with platform owners (which currently cover all UK digital and analog platforms) may not be renewed or may be renewed on less favorable subscription terms, and its advertising revenues may, as a result, decrease. Economic and market factors may also adversely influence subscription and advertising revenues apart from individual channel performance.

Flextech competes for program rights with broadcasters transmitting similar competitor channels to those owned by Flextech and those in which it has an interest by virtue of UKTV, Flextech’s joint venture with BBC Worldwide. As a result of this competition for a limited number of well-known program rights, it is possible that the price of these program rights could substantially increase, thereby limiting Flextech’s ability to purchase that programming for transmission on its channels and those of UKTV, or adversely affecting the profitability of its channels.

On October 11, 2002, Carlton Communications plc and Granada plc announced their intention to merge. The proposed merger was subject to a second-phase investigation by the UK Competition Commission. The Secretary of State accepted the Competition Commission’s report and recommendations in full, clearing the merger on October 7, 2003, subject to behavioral remedies which give advertisers, among other things, the option to renew the terms of their 2003 contracts with Granada and/or Carlton without change.

Telewest cannot predict the effect that the merger of Carlton and Granada will have on the business of Flextech and UKTV. It is possible that, by combining, Carlton and Granada will be able to defend or increase their share of the UK television advertising market through “air-time bundling” contracts and pricing practices that may adversely affect the business, results of operations and financial condition of Flextech and UKTV.

Other Broadband Services

A condition has been added to BT’s license that requires it to make its local access loops available as leased circuits to other public telecommunications operators on a wholesale basis, subject to any price regulation by the UK Office of Telecommunications. Operators are therefore able to upgrade BT’s local access loops to provide higher bandwidth capacity by using ADSL technology at BT’s local exchanges and at customers’ premises. In addition, BT has launched both retail and wholesale ADSL services. BT is also now supplying other operators with high-bandwidth capacity on a wholesale basis. There are currently a small number of service providers that operate types of pay-per-view interactive services on BT’s broadband network. ‘Broadband services’ have been defined by the UK Office of Telecommunications as services that deliver data at above 128 Kbps. The availability of ADSL and other local loop broadband technologies will increase the availability of services that compete with Telewest’s analog and digital television services, its internet services and its interactive services, which may have a material adverse effect on Telewest. In October 2002, BSkyB and BT announced that BSkyB would sell BT broadband services on a promotional basis to BSkyB’s digital television customers. This offer is comprised of a discount to the standard BT broadband retail price plus an initial discount to the customer’s BSkyB bill. This bundled offering of digital television and high-speed broadband internet access may cause Telewest to lose customers which could have a material adverse effect on Telewest’s business, operating results and financial condition.

Regulatory Matters

Overview

Telewest’s principal business activities are regulated and supervised by various governmental bodies in the United Kingdom and by the regulatory initiatives of the European Commission. The principal regulators of the UK cable television and telephony industry are the Office of Communications, or Ofcom, the Office of Fair Trading, the Department of Trade and Industry, and the Department of Culture, Media and Sport.

The Communications Act 2003 was enacted on June 17, 2003 and entered into force on December 29, 2003. This legislation has transferred to Ofcom the regulatory functions of the Director General of Telecommunications, the Office of Telecommunications, the Independent Television Commission, the Broadcasting Standards Commission, the Radio Authority and the Radiocommunications Agency (an executive agency of the Department of Trade and Industry).

UK Regulatory Authorities

Ofcom

Ofcom licenses and regulates the provision of commercial television broadcasting under the Broadcasting Acts of 1990 and 1996. Its functions are, among other things, to grant licenses for television broadcasting activities (including cable television licenses) and to regulate the commercial television sector by issuing codes on programming, advertising and sponsorship, monitoring programming content and enforcing compliance with the Broadcasting Acts and license conditions. Ofcom has the power to vary licenses, impose fines and revoke licenses in the event of a breach of license conditions. It also enforces ownership restrictions on those who hold or may hold an interest in licenses issued under the Broadcasting Act 1990, and is overseeing the introduction of digital television in the United Kingdom.

Ofcom’s functions also include the issuance of market review statements and notifications pursuant to the new Electronic Communications EU Directives (see “—European Directives,” below) and the Communications Act 2003, imposing regulatory conditions on specific providers, and the monitoring and extension of those conditions as necessary, advising the Secretary of State for Trade and Industry on telecommunications issues, investigating complaints and exercising concurrent jurisdiction with the Office of Fair Trading under the Competition Act 1998 in respect of telecommunications markets. In exercising its functions, Ofcom has duties to promote the interests of consumers and to maintain and promote effective competition. Ofcom is also required to advise the Secretary of State as to the media public interest considerations in merger cases where the Secretary of State has issued a public interest intervention notice. Any such media public interest issues identified by Ofcom can then be referred by the Secretary of State to the Competition Commission for detailed investigation before the Secretary of State decides to either permit or block the merger on public interest grounds.

The Office of Fair Trading

Under the Competition Act 1998, Ofcom and the Office of Fair Trading share concurrent responsibility for enforcing UK competition law in the telecommunications sector in respect of anti-competitive agreements and abuses of a dominant market position. The Office of Telecommunications and the Office of Fair Trading have issued a joint guideline (“The Application of the Competition Act in the Telecommunications Sector”) explaining how this concurrent jurisdiction is exercised. That guideline explains how the Competition Act 1998 is enforced in the telecommunications sector, and the relationship between the Competition Act 1998 and the Telecommunications Act.

The Enterprise Act 2002, which entered into force in 2003, established the Office of Fair Trading as a corporate body headed by a chairman, replacing the previous office of the Director General of Fair Trading.

The Department of Trade and Industry

Under the Communications Act 2003, the Secretary of State for Trade and Industry is primarily responsible for overseeing telecommunications policy, such as implementing EU Directives, after consultation with Ofcom. In practice, however, it is the Department of Trade and Industry, as the relevant government department, that fulfills these functions.

Department of Culture, Media and Sport

The Department of Culture, Media and Sport is responsible for, among other things, determining the principles of broadcasting and media ownership policy.

Cable Television Regulation

Broadcast Licenses

Telewest holds four Television Licensable Content Service (TLCS) licenses that enable it to produce local programming, including local advertisements.

The television channels provided by Flextech are regulated under the Communications Act 2003. Flextech provides all of its television channels by telecommunications satellite and by licensable telecommunications networks. Each television channel provided by satellite has its own TLCS licence granted by Ofcom (formerly the Independent Television Commission). These television licenses are granted on demand, subject to certain restrictions set out in the Communications Act 2003. There are no positive program obligations in terms of quality or diversity, but it is a condition of each licence that the licensed service conforms to the consumer protection requirements and provisions of the Ofcom codes on programming, advertising, sponsorship and advertising breaks.

Ofcom has the power to vary the terms of TLCS licenses but only after the licensee has been given a reasonable opportunity of making representations about any proposed variation and, where the proposal is to vary the license period, only where the licensee has consented to that variation.

Holders of TLCS licenses are required to pay an annual license fee. The fees of the TLCS licenses are related to the scale, scope and revenue-earning capacity of each television service and are based upon revenues from advertising, sponsorship and subscriptions. The tariffs for these licenses have yet to be agreed with Ofcom, and may exceed previous license fee tariffs. In particular, Ofcom has issued a consultation document proposing that, in future, the tariff would be based on a single, flat rate of turnover. The current tariffs range from 0.0055% to 0.1810% of revenues (with a minimum fee of £500) and can be amended by Ofcom. The fee for the national cable television (local delivery service) license is related to the number of homes passed. Ofcom is currently consulting on the new regime for license fees.

Revocation of Television Licensable Content Service Licenses

Ofcom is empowered to revoke TLCS licenses where the licensee fails to comply with its conditions or a direction from Ofcom, in some circumstances on a change of control of a licensee, and to enforce ownership restrictions in the applicable broadcasting law.

TLCS licenses are transferable only with the prior written consent of Ofcom.

Ownership Restrictions

The Communications Act 2003, as amended, also contains specific restrictions on the types of entities that may hold TLCS licenses or interests therein or control the holders of those licenses. That legislation has, however, removed foreign ownership restrictions in the UK media market.

Price Regulation of Cable Television

Cable television pricing in the United Kingdom is not subject to retail pricing restrictions, including price limitations, rate of return assumptions or similar mechanisms of the kind imposed under US cable regulations. The Independent Television Commission (and now Ofcom) does not have the power to impose price regulation. However, all pay-television services are subject to a “fair and effective competition” condition found in each license issued by the Independent Television Commission and the application of general competition law and, at the wholesale and retail levels, examination by the Office of Fair Trading. In particular, BSkyB as a wholesale supplier of premium channels has been investigated by the Office of Fair Trading to determine whether its wholesale pricing practices infringed the Chapter II prohibition of the Competition Act 1998.

In January 2000, the Office of Fair Trading launched a competition review of BSkyB’s supply of premium movies and sports channels on a wholesale basis to Telewest and its pay-television competitors. On December 17, 2002, the Office of Fair Trading announced that BSkyB had been found to occupy a dominant position in the market for the wholesale supply of premium sports and films channels, but that BSkyB had not been found to have abused that dominant market position in violation of Chapter II of the Competition Act 1998. The Office of Fair Trading concluded that:

•	there were insufficient grounds to conclude that BSkyB had exerted an anti-competitive “margin squeeze” against Telewest and its UK pay-television competitors by setting its wholesale prices for premium channels at a level that would prevent other distributors with the same efficiency as BSkyB from making a profit. The investigation found, however, that BSkyB’s behavior was “borderline” in this respect;

•	there were insufficient grounds for a finding that BSkyB had committed an infringement through its “mixed bundling” (i.e., offering packages of channels at a discount to the aggregate individual prices of the channels) by anti-competitively offering discounts on additional premium channels taken by subscribers, restricting the entry of new channels into the market; and

•	the discounts offered by BSkyB to distributors of its premium channels did not restrict entry into channel supply and were not, therefore, anti-competitive.

Following the Office of Fair Trading ruling, Telewest entered into negotiations regarding a new commercial agreement with BSkyB for the provision of premium channels. Telewest has now reached a provisional non-binding agreement with BSkyB, but a final agreement is conditional on detailed documentation and the approval of the Office of Fair Trading.

Regulation of Digital Broadcasting

As well as establishing the Independent Television Commission’s role (now transferred to Ofcom) in licensing and regulating commercial broadcast television services, the Broadcasting Act 1996 introduced provisions for the licensing of digital terrestrial broadcasting (currently provided by Freeview (see “—Competition—Cable Television—Digital Television Services”)), which Telewest believes will increase competition for the cable television service provided by Telewest’s operating companies.

Inter-operability

Telewest currently complies with mandatory Independent Television Commission (now Ofcom) and European standards for digital television transmission, but it cannot assure you that its digital television systems will not be adversely affected by future European Directives or Ofcom requirements on uniform standards.

In December 2001, the European Parliament and the European Council adopted a new Framework Directive, which included an obligation on the Member States, including the United Kingdom, to encourage the use of standards and/or specifications identified by the European Commission needed to encourage the harmonized provision of electronic communications networks and services and associated facilities. The scope of the obligation may extend to inter-operability within the digital television services market, including the area of open standards and applications programming interfaces, and, in particular, digital video broadcasting on a multi-media highway platform which relates to the applications programming interfaces used in digital television apparatus and infrastructure supporting the same. The European Commission has already stated that digital video broadcasting on a multi-media highway platform will be included in the list of standards to be published under the Framework Directive. While Telewest’s digital apparatus and network are not currently compliant with the digital video broadcasting on a multi-media highway platform standard, compliance with those standards is not currently compulsory at either the UK or European level. However, the European Commission has the right under the Framework Directive to make the list of standards compulsory where it has not been adequately implemented and the list of standards is necessary to ensure inter-operability and freedom of choice for users. The European Commission is consulting on the status of digital inter-operability in 2004, with a view to considering whether any standards in this area should become mandatory. This consultation was launched in March 2004.

UK Telecommunications Regulation

General Authorizations

A Telecommunications Act license authorizes a cable operator to operate in the UK and, if Telecommunications Code powers are attached to the license, install the physical network used to provide cable television and telecommunications services in the area to which the license relates. It also authorizes the operator to connect its system to other UK telecommunications systems.

All existing Telecommunications Act licenses were revoked on July 25, 2003 in accordance with the EU Communications Directive. Licenses granted pursuant to the Telecommunications Act were replaced as of that date by a general authorization regime that requires advance notification, the payment of an administration charge and adherence to certain general and specific conditions that replace the obligations in the previous licenses. Under this regime any company can, in principle, operate or provide communications services.

Under the general authorizations regime, Telewest is subject to various conditions and regulations including the provision of emergency services (the UK equivalent of 911 services in the United States). The conditions also contain a number of detailed provisions relating to the technical aspects of the Telewest system (for example, numbering, metering and the use of technical interfaces) and the manner in which Telewest conducts its business. Telewest is also subject to the Competition Act 1998 and various terms reflecting the provisions of the European Directive on Access to and Interconnection of Electronic Communications Networks and Services (described below). Telewest is also required to comply with certain codes of practice and to provide information that Ofcom may require to carry out his statutory functions. Furthermore, Telewest has an obligation to provide number portability.

The fees payable to Ofcom are charged annually and are calculated on a proportion of Ofcom’s costs in exercising its duties under the Communications Act 2003. Telecommunications operators such as Telewest must now pay annual fees based on total turnover. If Ofcom’s costs are estimated to be greater than all the fees collected, an extra fee may be levied on all operators. The total fee must not currently exceed 0.08% of the annual UK turnover of the business attributable to authorized activities (although Ofcom is consulting as to the removal of this cap in the future).

Service Obligations

A cable operator has no obligation under its various authorizations to provide voice telephony services. Obligations concerning interconnection and price publication may be triggered at any point for the former and for the latter if it is deemed to have “significant market power” and/or is deemed to have “dominance.” Telewest has not received any directions from the Office of Telecommunications/Ofcom stating that Telewest is considered to have significant market power or dominance, except in the area of wholesale call termination.

Installation and Maintenance Obligations

The general authorizations that Telewest operates under provide various rights and obligations with respect to installing and maintaining equipment such as ducts, cables and cabinets on public or private land, including the installation of equipment on public highways. Cable operators also have the benefit of the New Roads and Street Works Act 1991, which provides them with the same rights and responsibilities with respect to construction on public highways as other public utilities. The UK government is considering changes to the legislation that surrounds street works activities and equipment. Those changes may have an adverse effect on Telewest.

Strategic Review of the UK Telecommunications Market

On December 12, 2003, Ofcom launched a strategic review of the UK telecommunications market. This will explore:

•	the importance of telecommunications to the UK economy, and the extent to which the sector benefits from competition including the fixed, mobile, narrowband and broadband markets;

•	the extent to which competition and/or regulation has delivered the goals of lower prices, higher quality of service and wider choice for service providers and consumers;

•	UK consumers’ perspectives on those markets, including the value they place on different products and services. The review will examine this in the context of the experience of consumers in other countries. It will also seek comparisons with the range of products and services offered to UK consumers by companies in sectors other than telecommunications;

•	investment and innovation trends in the industry and the significance of emerging technologies as a driver for new opportunities for service providers and consumers; and

•	the scope for effective competition at all levels in the telecommunications markets and the extent to which that competition is likely to be sustainable in the foreseeable future.

The impact of the outcome of this review on Telewest cannot be predicted and may not be favorable.

Wholesale broadband regulation

On December 16, 2003 Ofcom issued its final proposals for wholesale broadband regulation. These oblige BT to offer wholesale broadband services to third parties on a retail price index minus ‘x’% price basis. These obligations do not extend to Telewest. However, there can be no assurance that such wholesale price restrictions will not apply to UK cable networks in the future.

Public service broadcasting review

Ofcom is conducting a 12-month review of public service broadcasting. This will include a detailed analysis of all the UK public service broadcasters (the BBC, ITV1, Channel 4, Five and SC4) and all related television services taken together.

The outcome of the review will influence the outcome of the UK government’s review of the charter governing the establishment, funding and regulation of the BBC.

Liberalization of Directory Enquiry Services

In September 2001, the Director General of Telecommunications announced that he intended to liberalize the provision of directory enquiry services, specifically in relation to access to directory enquiry services by BT’s customers. The new directory enquiry service regime was launched on BT and other networks on December 10, 2002. This consisted of service providers using “118” services. The legacy directory enquiry service (192) was switched off in August 2003. Apart from offering its own 118 services, Telewest has also agreed with two third-party providers (The Number and Conduit) to provide directory enquiry services to customers on Telewest’s network.

Calls to Mobiles

Following a consultation in September 2001, the Office of Telecommunications announced that it intended to impose a price cap of the retail price index less 12% on the interconnection/call termination rates of the UK mobile networks. This decision was rejected by all four mobile operators and referred to the Competition Commission in January 2002. In January 2003, the Competition Commission concluded that the termination charges of the four mobile operators operated against the public interest and were 30-40% above a fair charge. It recommended that each mobile network operator be required to reduce its level of total termination charge by 15% in real terms by July 25, 2003. The Competition Commission also recommended that O2’s and Vodafone’s charges should be subject to a further reduction of 15% less any increase in the UK retail price index between July 25, 2003 and March 31, 2004 and for each of the two subsequent financial years, and that Orange’s and T-Mobile’s charges should be reduced by 14% less any increase in the UK retail price index in each of these subsequent two time periods.

As stated above, the Director General of Telecommunications and the Office of Telecommunications accepted the Competition Commission’s conclusion of a one-off reduction of 15% by July 2003. The Competition Commission’s report and the UK Office of Telecommunications’ proposed implementation of its conclusions was the subject of judicial review proceedings brought by Vodafone, T-Mobile and Orange. The High Court ruled that the determination of the Office of Telecommunications and the Competition Commission’s decisions be upheld. The mobile operators listed above were given leave to appeal this decision but chose not to. On July 25, 2003, all of the mobile operators in the United Kingdom, excluding “3,” reduced their call termination payments by the required average of 15%. Ofcom has issued proposals on the regulation of wholesale mobile voice call termination on December 19, 2003 which are the subject of consultation. Ofcom proposes a targeted average charge from April 1, 2004 to March 31, 2005 and that Vodafone’s and O2’s mobile termination charges should be reduced by 15%, and Orange’s and T-Mobile’s charges should be reduced by 14%, less any increase in the UK retail price index, between April 1, 2005 and March 31, 2006. These proposals have now been implemented.

Mobile interconnection costs are significant to Telewest’s business. Telewest will explore options to provide new telephone packages in the light of any changes to the charges it incurs in respect of interconnection/call termination rates that are imposed on the mobile networks.

Telewest’s Call Termination and Origination Rates

Since October 2001, Telewest has had a disagreement with BT on the level of call termination payments relevant for inbound geographic calls to the Telewest network. This matter was referred to Ofcom in December 2003. On March 19, 2004, Ofcom issued its initial decision that Telewest should comply with the industry wide agreement for such payments. Telewest expects this decision to be made final shortly. Any amounts due from Telewest to BT will be paid after the final Ofcom decision is announced and in line with normal interconnect processes. The same amounts have been provisioned for in Telewest’s accounts since October 2001.

In addition, the Office of Telecommunications determined in August 2002 that Telewest could set its own call origination rate for non-geographic calls (such as 0800 numbers). Telewest is in negotiations with BT to agree an appropriate call origination rate.

Telewest is also currently negotiating with BT with regard to both the call termination and number translation service call origination rates that will be relevant to Telewest.

European Directives and Ofcom Consultations

The United Kingdom is a Member State of the European Union. As such, it is required to enact national legislation that implements EU Directives. As a result, Telewest is subject to regulation initiated at the EU level.

A series of Directives has revised the regulatory regime concerning communications services across the European Union. They include the following:

•	Directive 02/21/EC for a New Regulatory Framework for Electronic Communications Networks and Services (referred to as the Framework Directive);

•	Directive 02/20/EC on the Authorization of Electronic Communications Networks and Services;

•	Directive 02/19/EC on Access to and Interconnection of Electronic Communications Networks and Services (referred to as the Access Directive); and

•	Directive 02/22/EC on Universal Services and Users’ Rights relating to Electronic Networks and Services (referred to as the Universal Services Directive).

These new Directives have been implemented in the United Kingdom as of July 25, 2003, primarily by the Communications Act 2003. As part of the implementation of the new Directives, the UK Office of Telecommunications (whose functions are now carried out by Ofcom) has, among other reviews and consultations, undertaken:

•	in relation to the Access Directive, a review of various communications markets in order to establish which operators in the United Kingdom have significant market power and should be subject to specific access regulation. So far, Telewest has been deemed to have significant market power only in the fixed call termination market, along with all other UK operators. Telewest’s call termination rates are therefore subject to regulation regarding the obligation to negotiate and offer interconnection as well as to base any associated rates on reasonable costs;

•	a consultation regarding the award of code powers under the new authorization regime; and

•	a consultation regarding metering and billing.

The consultations have resulted, or will result, in a reduction in regulation in wholesale international call routes, a reduction in regulation in wholesale unmetered internet termination, the maintenance of price controls in retail markets to ensure the lowest-spending consumers remain protected as competition develops and the maintenance of regulation to allow other operators to compete in retail calls markets through carrier pre-selection, indirect access and a new wholesale line rental product.

In addition, Ofcom is currently consulting on:

•	the license fees payable by providers of electronic communications and/or broadcasting services;

•	the application of the electronic communications code to broadband provision in the UK;

•	guidelines on the handling of competition law complaints made to Ofcom;

•	the regulation of electronic program guides (EPGs) on digital television sets, including on the granting of access to EPG “slots” to channel providers; and

•	ensuring that visually and hearing-impaired citizens receive sufficient access to television services.

Telewest does not expect any material changes to its operations as a result of the implementation of the new Directives and the Communications Act 2003. Indeed, in some areas, the implementation of the new legislation is expected to reduce the regulation of its operations.

Environmental Regulations and Equipment

Telewest is subject to environmental regulations and legislation with respect to energy, emissions and waste in the ordinary course of its business.

Telewest is committed to developing and maintaining good environmental standards across all facets of its business. Telewest’s Environmental Management Committee, which was established in late 2001, meets on a regular basis and is responsible for monitoring Telewest’s environmental performance and for setting targets for improvement.

The committee’s primary objective is to rationalize Telewest’s data gathering methods across the group. As a business, Telewest is targeting a reduction in its overall adverse environmental impacts through 2004 in line with its corporate restructuring program. Specifically, fewer staff, fewer buildings, reduced fault rates favorably impacting the number of engineer call-outs, web-based self-service ordering and exciting new product innovations such as “self-install” broadband internet will all positively drive Telewest’s environmental performance.

The costs associated with complying with environmental regulations and legislation are not material to Telewest’s business.

Legal Proceedings

Other than as set forth below, neither Telewest nor any of its subsidiaries is or has been engaged in any legal or arbitration proceedings, nor are any such proceedings pending or threatened by or against them that may have, or have had during the past twelve months, a significant effect on Telewest’s and its subsidiaries’ financial position.

VAT Dispute

A dispute between Telewest Communications Group Limited, Telewest Communications (Publications) Limited and the Commissioners of Customs and Excise over the VAT status of Cable Guide and Zap magazines was heard between October 21 and October 25, 2002, in respect of which judgment was passed down on January 21, 2003, which resulted in the provision of £16 million against revenue in Telewest’s consolidated financial statements. The exceptional item arose in respect of VAT payable in the period from January 2000 to July 2002. Telewest’s magazines have since ceased publication. Therefore, the exceptional item represents the full extent of Telewest’s VAT liability in respect of its magazine operations. The VAT tribunal held that Telewest’s arrangements to protect the zero-rated VAT status of Cable Guide and Zap magazines could, in principle, be effective in creating a separate supply by Telewest Communications (Publications) Limited, which was not ancillary to the supply of pay-television services. However, in practice, the steps taken by Telewest were held to be insufficient to make the arrangements effective. Telewest appealed this decision in the High Court in November 2003. The appeal was unsuccessful and Telewest has submitted a further appeal against the High Court’s decision.

Foreign Exchange Contracts Dispute

On October 29, 2002, following non-payment of Telewest’s obligations under certain foreign exchange contracts, Crédit Agricole Indosuez presented a winding-up petition against Telewest (in respect of a debt of approximately £10.5 million). On or about October 31, 2002, The Royal Bank of Scotland plc served a notice in support of the petition. At the initial hearing of the petition, it was adjourned until January 29, 2003, when it was adjourned further. On June 5, 2003, The Huff Alternative Fund LP, also served a notice in support of the winding-up petition. The winding-up petition has not yet been listed for hearing, and as far as Telewest is aware Crédit Agricole Indosuez has not taken any further steps to list it. Telewest has obtained several orders under Section 127 of the UK Insolvency Act 1986 to enable it to continue to make certain payments without the risk of those payments subsequently being declared void as a result of the presentation of the winding-up petition.

Telewest has entered into a settlement agreement with Crédit Agricole Indosuez whereby Crédit Agricole Indosuez will apply to the High Court of England and Wales following the sanction of the Telewest scheme by the High Court for the withdrawal of the winding-up petition which it presented on October 29, 2002 in respect of Telewest. Telewest has agreed in principle to the terms of a settlement with The Royal Bank of Scotland plc pursuant to which The Royal Bank of Scotland will withdraw its support for the winding-up petition presented by Crédit Agricole Indosuez. As a result of the release agreement signed by W.R. Huff, The Huff Alternative Fund LP will consent to the withdrawal or dismissal of the winding-up petition presented by Crédit Agricole Indosuez. The release agreement is described in more detail under the heading “The Financial Restructuring—Structure of the Financial Restructuring—Settlement Agreements—Release Agreement.” The settlement agreement is described in more detail under the heading “The Financial Restructuring—Structure of the Financial Restructuring—Settlement Agreements—Settlement with Swap Counterparties.”

Eximius Litigation

On April 24, 2003, process was filed in the Supreme Court of the State of New York in relation to an action brought by Eximius Capital Funding, Ltd., or Eximius, against Telewest to recover the principal and interest and other payments due in respect of certain of Telewest’s notes. Telewest has been informed that W.R. Huff Asset Management Co., L.L.C., referred to herein as W.R. Huff, is an adviser to Eximius, but that Eximius is not a member of the same group of companies as W.R. Huff. Telewest moved to dismiss Eximius’ complaint principally on the grounds that, under the terms of the indentures governing the notes, Eximius has no standing to bring the claims alleged in its complaint and has also failed to state legally sufficient claims. On September 12, 2003, the parties entered into a Stipulation agreeing to stay the action pending consummation of the transactions and events contemplated by the September 12 term sheet, and to dismiss the action with prejudice when the transactions contemplated by the term sheet are consummated in accordance with the term sheet. Despite the request of the parties, the Court did not endorse the Stipulation. In a decision dated October 24, 2003, the Court granted Telewest’s motion and dismissed Eximius’ complaint without prejudice.

On May 12, 2003, process was filed in the Supreme Court of New York in relation to a further action brought by Eximius against, among others, Telewest, Liberty Media, Telewest’s directors and certain of its former directors (collectively, the Defendants) in respect of an alleged breach of fiduciary duty and other alleged wrongful conduct by the Defendants in relation to the Financial Restructuring. The Defendants have moved to dismiss Eximius’ complaint on numerous grounds including that (i) New York is not the proper forum to adjudicate Eximius’ claims, (ii) Eximius lacks standing to bring the alleged claims, and (iii) Eximius’ claims are not ripe for adjudication. The Court has not ruled on that motion. On September 12, 2003, the parties entered into a Stipulation agreeing to stay the action pending consummation of the transactions and events contemplated by the September 12 term sheet, and to dismiss the action with prejudice when the transactions contemplated by the term sheet are consummated in accordance with the term sheet. The action is currently stayed.

On or about June 12, 2003, the United States District Court for the Southern District of New York allowed Eximius and certain other holders of Telewest’s notes to amend a complaint originally filed against, among others, Liberty Media relating to the tender offer by Liberty TWSTY Bonds, Inc. for certain of Telewest’s notes. The amended complaint adds Eximius, WRH High Yield Partners, L.P. (a wholly owned subsidiary of W.R. Huff) and Qwest Occupational Health Trust as plaintiffs, and Telewest and its directors and certain former directors as defendants. The amended complaint alleges that the defendants violated Section 10(b) of the United States Securities Exchange Act of 1934 in connection with certain statements concerning Telewest in 2001 and early 2002. On July 11, 2003, the plaintiffs filed a motion for a preliminary injunction seeking to enjoin defendant Liberty from voting certain of Telewest’s notes in the Financial Restructuring. On July 14, 2003, the Court held a hearing on the plaintiffs’ preliminary injunction motion. The Court has not ruled on that motion. On September 12, 2003, the parties entered into a Stipulation agreeing to stay the action pending consummation of the transactions and events contemplated by the September 12 term sheet, and to dismiss the action with prejudice when the transactions contemplated by the term sheet are consummated in accordance with the term sheet. On September 19, 2003, the Court endorsed the Stipulation and the action is currently stayed.

The claimants under the actions under this heading entitled “—Eximius Litigation” have entered into a release agreement to release Telewest, its directors and certain former directors and Liberty Media from all claims arising out of, relating to or in connection with Telewest or any of its shares, debentures or derivative agreements. See “The Financial Restructuring—Structure of the Financial Restructuring—Settlement Agreements—Plaintiffs’ Release Agreement.”

Property, Plant and Equipment

Telewest’s headquarters are located in Woking, Surrey. Telewest also utilizes numerous offices, technical facilities, warehouses and customer service centers in its franchise areas. As of December 31, 2003, Telewest owned and leased an aggregate of approximately 1,795,000 square feet (approximately 1,575,000 square feet of which was owned or occupied pursuant to long-term leases, and approximately 220,000 square feet of which was otherwise leased). In November 2002, a property rationalization program was commenced following a reduction in headcount during that year. Telewest continues to reassess the square footage that it currently occupies. 16 properties have been closed and 18 have been disposed of or surrendered since December 31, 2002.

Telewest believes that its current properties are adequate for its current needs and additional space can be obtained on reasonable terms to accommodate future growth, if needed.

Details of Telewest’s principal premises, all of which are located in the United Kingdom, are summarized below:

•    Freehold Properties, all of which are used in connection with Telewest’s cable segment.

Location	Current Use

Knowsley, Merseyside	Group data center, digital headend, technical center and call center
Almondsbury, Bristol	Office and technical facility
Staverton, Cheltenham	Offices, stores and technical facility
Croydon, Surrey	Offices and technical facilities

•    Leasehold Properties, all of which are used in connection with Telewest’s cable segment, except the Great Portland Street and Stephen Street offices in London, which are also used in the content segment.

Location	Current Use

Edinburgh	Call center and technical facility
Basildon	Call center, offices and technical facility
London – Stephen Street	Offices
Sheffield	Call center
London – Great Portland Street	Offices
Liverpool – Albert Dock	Call center
Woking, Surrey	Corporate headquarters
Liverpool – Century Buildings	Office and technical facility
Gateshead	Call center, offices and technical facility
Plymouth	Office, call center and technical facility
Birmingham – CablePhone House	Office
Dudley	Call center
Birmingham – Mailbox	Call center”

PART X: MANAGEMENT

The following is extracted, without amendment, from New Telewest’s Registration Statement:

“Directors and Executive Officers of New Telewest

The following tables contain information regarding New Telewest’s directors and executive officers:

Board of Directors

Name	Age	Position with New Telewest
Anthony (Cob) Stenham	72	Director and Chairman of the Board
Barry R. Elson	62	Director, President and Acting Chief Executive Officer
William Connors	33	Director
John H. Duerden	63	Director
Marnie S. Gordon	38	Director
Donald S. La Vigne	38	Director
Michael McGuiness	39	Director
Steven R. Skinner	61	Director

Anthony (Cob) Stenham. Mr. Stenham became Chairman of New Telewest on March 2, 2004. Mr. Stenham has served as non-executive Chairman of Telewest since December 1999 and served as a non-executive director from November 1994 and deputy Chairman of the board until December 1999. From 1992 to 2003 he was a non-executive director of Standard Chartered plc and from 1990 to 1997 he was Chairman of Arjo Wiggins Appleton plc and a managing director of Bankers Trust Company from 1986 to 1990. Mr. Stenham also currently serves as non-executive Chairman of Ashtead group plc, Ifonline Group Limited and Whatsonwhen plc. He is a non-executive director of Hebridean Cruises plc.

Barry R. Elson. Mr. Elson became Chairman of New Telewest on November 26, 2003. Mr. Elson resigned as Chairman, although not as a director, and was appointed President and Acting Chief Executive Officer of New Telewest on March 2, 2004, effective as of February 18, 2004. Mr. Elson was also appointed Acting Chief Executive Officer of Telewest on February 18, 2004. Mr. Elson has been a senior executive in the broadband-telephony-video industry for 18 years, almost 14 of those with Cox Communications in Atlanta where he rose through a series of senior line operating positions to be Executive Vice President of Operations with a company-wide $1.4 billion profit and loss responsibility. From 1997 to 2000, he was President of Conectiv Enterprises and corporate Executive Vice President of Conectiv, a diversifying $4.2 billion energy company in the middle Atlantic states. Most recently, he was Chief Operating Officer of Urban Media, a Silicon Valley, venture capital backed building centric CLEC start-up with nationwide operations, and President of Pilot Associates, a management consulting/coaching firm specializing in the broadband-telephony-video industry for Wall Street clients.

William Connors. Mr. Connors became a director of New Telewest on November 26, 2003. Mr. Connors is a Portfolio Manager for W.R. Huff Asset Management Co., LLC and Chief Investment Officer of WRH Global Securities, LP. He has worked with W.R. Huff Asset Management since 1992. Mr. Connors serves on the Board of Directors of ICG Communications, Inc. and Impsat Fiber Networks S.A. He is a Chartered Financial Analyst.

John H. Duerden. Mr. Duerden became a director of New Telewest on November 26, 2003. Mr. Duerden has been the Chief Operating Officer, Development Division of Invensys plc, a UK production technology company, since September 2002. From May 2001 through September 2002, Mr. Duerden was Chief Executive Officer of Xerox Engineering Systems, Inc., a wholly-owned subsidiary of Xerox Corporation. From September 2000 through January 2001, Mr. Duerden was briefly Chief Executive Officer and Managing Director of Lernout & Hauspie Speech Products, a speech and language solutions company. From August 1995 through May 2000,

Mr. Duerden was Chairman, Chief Executive Officer and President of Dictaphone Corporation, a company that provides medical dictation systems communications recording and quality monitoring systems. From June 1990 through April 1995, Mr. Duerden was President and Chief Operations Officer of Reebok International, the athletic footwear and apparel company.

Marnie S. Gordon. Ms. Gordon became a director of New Telewest on November 26, 2003. Ms. Gordon has been a director of and chair of the Audit committee for Thermadyne Holdings Corporation, a manufacturer of cutting and welding products, since June 2003. From April 1998 through January 2001, Ms. Gordon was a director at Angelo, Gordon & Co., an investment management firm specializing in non-traditional assets.

Ms. Gordon is a Chartered Financial Analyst.

Donald S. La Vigne. Mr. La Vigne became a director of New Telewest on November 26, 2003. Since January 2001, Mr. La Vigne has been head of Private Equity for J. Rothschild Capital Management Ltd., an investment management company, and a subsidiary of RIT Capital Partners Plc. From January 2000 through July 2000,

Mr. La Vigne was Executive Vice President—Strategy and Business Development for eMachines, Inc., a personal computer vendor. From January 1999 through January 2000, Mr. La Vigne was Chief Executive Officer of FreePC, Inc., a personal computer company that subsequently merged with eMachines, Inc. From June 1997 through January 1999, Mr. La Vigne was President of Stanton Capital, LLC, a private investment management business. Mr. La Vigne is a non-executive director of Coats Holdings Plc and Coats Ltd.

Michael McGuiness. Mr. McGuiness became a director of New Telewest on November 26, 2003. Mr. McGuiness is a Portfolio Manager for W.R. Huff Asset Management Co., L.L.C., an investment adviser and private equity boutique, and a large independent manager in the High Yield market. Mr. McGuiness has worked for W.R. Huff Asset Management for nine years. Mr. McGuiness serves on the Board of Directors of Sirius Satellite Radio, Inc. Mr. McGuiness is a Chartered Financial Analyst.

Steven R. Skinner. Mr. Skinner became a director of New Telewest on November 26, 2003. From March 1997 through June 2003, Mr. Skinner served as President and Chief Operating Officer and a director of Triton PCS, one of the leading wireless service carriers in the Southeast. Mr. Skinner is also a director of Lightship Telecom, an integrated communications provider serving New England. Mr. Skinner was also the co-founder of Triton PCS and prior to January 1997, until the company was sold in 2000, was the co-founder and vice chairman of the advisory board of Triton Cellular Partners L.P., a company that specialized in acquiring and managing rural cellular companies.

There are currently four members on the Telewest board of directors. However, Anthony Rice and Denise Kingsmill CBE, two non-executive directors, have proffered their resignations conditional upon the mailing of an explanatory statement relating to the schemes of arrangement to Telewest scheme creditors. In addition, Stephen Cook has agreed to tender his resignation from the Telewest board upon completion of the Financial Restructuring. When the Financial Restructuring is completed, it is anticipated that there will be nine members on the New Telewest board of directors. New Telewest’s board of directors will include only one director who is currently on the Telewest board of directors, Cob Stenham. The new board of directors may seek to expand the senior management team by hiring additional personnel.

Most of the New Telewest directors were designated by certain of the existing holders of Telewest’s notes and debentures. None of the existing holders of Telewest’s notes and debentures will have any further rights in respect of the election of directors or the appointment of executive officers of New Telewest when the Financial Restructuring is completed.

Executive Officers

Name	Age	Position with New Telewest
Barry R. Elson	62	Director, President and Acting Chief Executive Officer
Stephen Cook	44	Vice President, Group Strategy Director and General Counsel
Neil Smith	39	Vice President and Chief Financial Officer

Stephen Cook. Mr. Cook was appointed Vice President, Group Strategy Director and General Counsel of New Telewest on November 26, 2003, and has served as Group Strategy Director of Telewest since April 2000 following the completion of the merger with Flextech. Mr. Cook has also served as General Counsel of Telewest since August 2000. From October 1998 to April 2000, Mr. Cook served as General Counsel, Company Secretary and as an executive director of Flextech. Between April 1995 and October 1998, Mr. Cook was a partner with Wiggin and Co., Flextech’s principal legal advisers, and a non-executive director of SMG plc from March 2000 until November 2002. Mr. Cook was a partner at the law firm of McGrigor Donald from May 1993 until April 1995.

Neil Smith. Mr. Smith was appointed Vice President and Chief Financial Officer of New Telewest on November 26, 2003, and has served as Group Finance Director of Telewest since September 1, 2003. Prior to that, Mr. Smith served as Deputy Group Finance Director of Telewest from September 2002 to September 2003. Mr. Smith had previously served as Finance Director, Consumer Sales Division of Telewest from August 2000 to September 2002, having joined Telewest as Group Financial Controller in July 2000. Prior to that, Mr. Smith was Deputy Finance Director at Somerfield plc, a UK based food retailer, where Mr. Smith worked in many corporate finance roles since 1994.

Staggered Board

New Telewest’s restated certificate of incorporation provides that its directors are divided into three classes, each of which serves a staggered three-year term. New Telewest’s Class I Directors are Barry Elson, Donald S. La Vigne and Michael McGuiness and their terms terminate on the date of New Telewest’s 2005 annual meeting. New Telewest’s Class II Directors are Marnie S. Gordon and Steven R. Skinner and their terms terminate on the date of New Telewest’s 2006 annual meeting. New Telewest’s Class III Directors are William Connors, John H. Duerden and Cob Stenham and their terms terminate on the date of New Telewest’s 2007 annual meeting. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting are elected for a three-year term.

Committees of the Board of Directors of New Telewest

New Telewest’s board of directors will have an Audit Committee, Compensation Committee, Executive and Nominating Committee, and Strategic Development and Finance Committee.

Audit Committee

The Audit Committee will operate under a charter adopted by New Telewest’s board of directors. The Audit Committee will be responsible for reviewing and monitoring New Telewest’s financial reports and accounting practices to ascertain that they are within acceptable limits of sound practice, receiving and reviewing audit reports submitted by New Telewest’s independent auditors and making recommendations to New Telewest’s board of directors as may seem appropriate to the Audit Committee to ensure that New Telewest’s interests are adequately protected, and reviewing and approving all related-party transactions and potential conflict of interest situations. In addition, the Audit Committee, among other things, selects the external auditors, reviews the independence of external auditors, monitors compliance with New Telewest’s internal controls and approves non-audit services performed by the external auditors.

The Audit Committee members will be independent as required by the audit committee charter and the listing standards of the National Association of Securities Dealers, Inc. and it is expected that one or more of the members of the Audit Committee will be financial experts as defined in the rules promulgated by the US Securities and Exchange Commission.

Compensation Committee

The Compensation Committee will be responsible for administering New Telewest’s employee stock option plans and, in this capacity, approving all option grants to executive officers and management. The Compensation Committee also makes recommendations to New Telewest’s board of directors with respect to the compensation of the Chairman of the Board and the Chief Executive Officer and will approve the compensation paid to other senior executives.

All of the members of the Compensation Committee will be independent as required under the listing standards of the National Association of Securities Dealers, Inc.

Executive and Nominating Committee

The Executive and Nominating Committee will be appointed by the board of directors for the primary purpose of managing the business affairs of New Telewest between meetings of New Telewest’s board of directors with respect to issues the Executive and Nominating Committee determines do not require a meeting of New Telewest’s board of directors as a whole. The Executive and Nominating Committee generally has all of the authority of New Telewest’s board of directors in the transaction of business of New Telewest, which, in the judgment of the Executive and Nominating Committee, may require action before the next regular meeting of New Telewest’s board of directors.

The Executive and Nominating Committee will also establish and articulate the qualifications, desired background, and selection criteria for members of the board of directors of New Telewest in accordance with relevant rules and law and will be responsible for the evaluation and recommendation to New Telewest’s board of directors concerning the number and accountability of board committees, committee assignments and committee membership rotation practices. In addition, the Executive and Nominating Committee will make recommendations to New Telewest’s board of directors concerning all nominees for board membership, including the re-election of existing board members. The Executive and Nominating Committee will solicit input from the board of directors and conduct a review of the effectiveness of the operation of the New Telewest board and board committees, including reviewing governance and operating practices and the corporate governance guidelines for New Telewest’s board of directors.

All of the members of the Executive and Nominating Committee participating in nominating decisions will be independent as required under the listing standards of the National Association of Securities Dealers, Inc.

Strategic Development and Finance Committee

The Strategic Development and Finance Committee will be responsible for overseeing New Telewest’s financing, investment and strategic acquisition activities. The Strategic Development and Finance Committee will review New Telewest’s finances and make recommendations to the board of directors of New Telewest and senior management regarding significant capital markets activities such as equity and debt issuances, debt refinancings and other changes to New Telewest’s capital structure. The Strategic Development and Finance Committee will also advise the board of directors and members of senior management of New Telewest on matters such as long-range financial and strategic planning, material acquisitions and dispositions, joint ventures and strategic alliances.

Compensation of New Telewest Directors

Non-employee directors receive an annual fee of $60,000, plus $500 per board or committee meeting by telephone and $1,000 per board or committee meeting held in person.

In addition to the fees paid to them as directors, committee chairmen, other than the chairman of the Audit Committee, receive an annual fee of $12,500 and each other committee member receives an annual fee of $6,500. The chairman of the Audit Committee receives an annual fee of $           .

New Telewest reimburses its directors for out-of-pocket expenses incurred in connection with meetings of the board of directors and committees of the board of directors.

New Telewest will establish a share plan pursuant to which it is expected that each director will be entitled to an initial grant of options to purchase shares as a means to encourage the directors to remain with New Telewest and to align the interests of the directors with those of New Telewest’s stockholders. Those options will have an exercise price set at the time of their grant. Further grants to directors may be considered.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee will not have been at any time during fiscal 2003, or at any other time, officers or employees of Telewest.

No executive officer of New Telewest, other than Barry Elson, will serve as a member of New Telewest’s board of directors. No executive officer of New Telewest serves on the compensation committee of any entity that has one or more executive officers serving as a member of New Telewest’s board of directors or the Compensation Committee.

Indemnification of Officers and Directors of Telewest and New Telewest

Subject to restrictions imposed by law, Telewest directors are indemnified by Telewest against certain liabilities incurred by them in the execution of their duties and the exercise of their powers, authority and discretion. Telewest currently purchases and maintains, and following the effective date of the Telewest scheme, TCN will purchase and maintain, insurance that, subject to policy terms and limits of coverage, indemnifies present and former directors of Telewest and its subsidiaries, including New Telewest, against certain liabilities incurred by them as directors and officers.

New Telewest’s charter requires New Telewest to indemnify its current and former directors and officers against certain liabilities to the fullest extent permitted by law. New Telewest’s by-laws also provide that New Telewest may purchase and maintain insurance on behalf of any of its directors, officers or agents. New Telewest has also entered into indemnification agreements with its directors and officers. Telewest has agreed, through to the effective date of the Financial Restructuring, to contribute or otherwise supply sufficient funds to New Telewest to enable it to meet any claims (including, without limitation, claims for reimbursement of expenses) to indemnify its directors and officers under its certificate of incorporation and by-laws and under any contractual agreement with such directors and executive officers disclosed in, or contemplated by the transactions described in, this shareholders’ circular and prospectus.

Executive Compensation

Summary Compensation Table

The following table sets forth the aggregate compensation paid by Telewest for the last three fiscal years to the Managing Director and the executive officers of Telewest, referred to as the Named Executive Officers, that have been appointed executive officers of New Telewest in connection with the Financial Restructuring.

	Annual Compensation					Long-Term Compensation
Name and Principal Position	Year	Salary (£000’s)	Bonus (£000’s)		Other Annual Compensation (£000’s)(4)	Restricted Share Awards(5) (£000’s)	Securities Underlying Options/ SARs (#)(6)	LTIP Payouts (£000’s)	All Other Compensation (£000’s)(7)
Charles Burdick (1)	2003	500	—	(2)	97	—	—	—	20
(President and Chief Executive Officer)	2002 2001	400 347	160 283		76 41	— 205	— 816,666	— —	15 14

Stephen Cook (Vice President, Group Strategy Director and General Counsel)	2003 2002 2001	370 350 347	133 140 112		90 84 81	— — —	— — 816,666	— — —	— — —

Neil Smith	2003	210	191	(3)	64	—	—	—	20
(Vice President and Chief Financial Officer)	2002 2001	175 160	55 60		47 38	— —	— 407,457	— —	28 20

(1)	Charles Burdick resigned as group managing director and as a director of Telewest and as a director and President and Chief Executive Officer of New Telewest effective as of February 18, 2004. Barry Elson was appointed Acting Chief Executive Officer of Telewest on February 18, 2004 and President and Acting Chief Executive Officer of New Telewest on March 2, 2004 with effect from February 18, 2004. Mr. Elson received $ during 2003 and $ during 2004 in consulting fees for services rendered to Telewest. Mr. Elson does not beneficially own any shares or options issued by Telewest or New Telewest. Mr. Elson resigned as Chairman of the board of New Telewest on March 2, 2004.

(2)	It has been agreed that following the completion of the Financial Restructuring, the board of New Telewest will in its sole and absolute discretion consider whether a bonus should be paid to Charles Burdick in respect of 2003.

(3)	In addition to the annual bonus payment in respect of 2003, Mr. Smith received a retention bonus in the amount of £100,000 and a one-time bonus payment in the amount of £1,000 in 2003.

(4)

The amounts of personal benefits for 2003 that represent more than 25% of Other Annual Compensation include: (i) a cash pension allowance in the amount of £74,000 for Mr. Cook (ii) a cash pension supplement in the amount of £80,289 for Mr. Burdick and (iii) a relocation allowance in the amount of £19,531 and a cash pension supplement in the amount of £22,373 for Mr. Smith. For more information about the cash pension allowance and cash pension supplement, see “—Employment Contracts and Termination of Employment and Change-in-Control Arrangements.”

(5)	As of December 31, 2003, Mr. Burdick held an aggregate of 185,915 shares of restricted stock, having an aggregate value of £3,532 on that date. In accordance with the terms of Mr. Burdick’s severance package, he will be entitled to retain those shares and all of the shares will vest as a result of the Financial Restructuring. Telewest does not pay dividends to its shareholders.

(6)	Stock Appreciation Rights (SARs) are rights granted to an employee to receive a bonus equal to the appreciation in the value of the company’s stock for a predetermined number of shares over a specific period. None of the Named Executive Officers have been granted SARs.

(7)	All Other Compensation reflects contributions by Telewest up to the earnings cap to a personal pension arrangement for Mr. Burdick and Telewest’s contributory pension scheme for Mr. Smith.

Option/Stock Appreciation Rights Grants in 2003

There were no stock option grants made to any of the Named Executive Officers during the years ended December 31, 2002 and 2003.

Aggregated Option Exercises for 2003 and Year-End Option Values

The following table provides information concerning the exercises of options on Telewest’s ordinary shares during the year ended December 31, 2003 by the Named Executive Officers and the value of unexercised options on Telewest’s ordinary shares held by each of the Named Executive Officers as of December 31, 2003.

			Number of Securities Underlying Unexercised Options/SARs at Fiscal Year- End (#)		Value of Unexercised in-the- Money Options/SARs at Fiscal Year-End ($)
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable	Unexercisable(2)	Exercisable	Unexercisable
Charles Burdick (1)	—	—	—	2,837,676	—	—
Stephen Cook	—	—	—	2,231,151	—	—
Neil Smith	—	—	—	596,007	—	—

(1)	Charles Burdick resigned as group managing director and as a director of Telewest and as a director and President and Chief Executive Officer of New Telewest effective as of February 18, 2004. Barry Elson was appointed Acting Chief Executive Officer of Telewest on February 18, 2004 and President and Acting Chief Executive Officer of New Telewest on March 2, 2004 with effect from February 18, 2004. Mr. Elson does not beneficially own any shares or options issued by Telewest or New Telewest.

(2)	Certain of the options included within the number disclosed have reached the vesting date of the grant. However, such options remain unexercisable due to the performance conditions applied to the options not being met.

Compensation and Employee Benefit Plans

The Telewest and Flextech Share and Option Schemes

If the Telewest scheme of arrangement is sanctioned by the High Court of England and Wales, holders of options granted under Telewest’s and Flextech’s share option plans will be entitled to exercise their options (and acquire Telewest shares) within the time periods specified in the rules of each scheme. These time periods range from a minimum of one month to a maximum of six months from the date that the Telewest scheme is sanctioned by the High Court of England and Wales or the date on which they are notified of that sanction. To the extent that holders of options granted under the Telewest Sharesave Scheme and the Flextech 1995 Sharesave Scheme wish to exercise their options, the number of Telewest shares available for subscription will be restricted to those which can be subscribed with the proceeds of their savings contract at the date of exercise. Options that are not exercised within the time periods specified in the relevant rules will lapse. All of the outstanding options have exercise prices that are currently higher than the market value of a Telewest share.

Share awards granted under the Telewest Share Schemes will vest and be released in full, except as described below, following the date on which holders of awards are notified that the Telewest scheme has been sanctioned by the High Court of England and Wales. The Telewest shares that will be used to satisfy these awards are either currently held in the Telewest 1994 Employees’ Share Ownership Plan, or the Trust, or will be issued by Telewest on the vesting of the share awards. Unless the trustee of the Trust determines otherwise, awards granted less than three years ago under the Telewest 1995 Restricted Share Scheme will vest pro rata to the number of whole calendar months completed since the date of grant as a proportion of thirty-six.

Holders of options granted under Telewest’s and Flextech’s share option plans who exercise their options and appear on the register of members of Telewest at the close of business on the last day of dealings in Telewest shares before the Telewest scheme becomes effective, and holders of share awards granted under Telewest Share Schemes to whom Telewest shares have been transferred from the Trust by that date, will receive New Telewest common stock in connection with the Telewest scheme, to the extent they are entitled to receive more than a fractional interest. Otherwise they will receive cash. To the extent that any Telewest shares remain in the Trust, the trustee will receive New Telewest common stock and/or cash which the trustee will hold on trust for the Trust beneficiaries, being the employees, and former employees, of Telewest. In accordance with the Trust deed, the trustee may pay or apply the income and capital of the assets held in the trust to, or for, the benefit of those beneficiaries in such shares and in such manner as the trustee, in its absolute discretion, thinks fit.

New Telewest Stock Option and Share Plans

After the Financial Restructuring, New Telewest plans to establish share and option plans pursuant to which senior management may be entitled to the grant of options or shares as a means to encourage senior management to remain with New Telewest and to align the interests of senior management with those of New Telewest’s stockholders. It is intended that the equity compensation issuable to directors and employees of New Telewest (including the equity compensation to Mr. Elson (described below) will be issued pursuant to such plans. An aggregate of 24,500,000 shares of common stock have been reserved for issuance pursuant to such plans, subject to downward adjustment if the number of shares issued in the Financial Restructuring is decreased so that the number of shares reserved equals 10% of the number of shares issued pursuant to the Transfer Agreement.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

Charles Burdick. Charles Burdick resigned as Group Managing Director and as a director of Telewest and as President, Chief Executive Officer and a director of New Telewest effective as of February 18, 2004. In connection with his resignation, Telewest agreed to pay Mr. Burdick his current salary and benefits until the earlier of the completion of the Financial Restructuring and December 31, 2004, at which point Telewest has agreed to pay Mr. Burdick a lump sum equal to one year’s salary. In addition, Telewest has agreed to pay to Mr. Burdick’s legal advisors up to £1,000 in legal fees incurred in connection with his termination of employment, and to pay Mr. Burdick £1,000 for certain amendments to his existing service agreement pursuant to which Mr. Burdick will agree not to become employed or engaged by any of BT, BSkyB or NTL in any executive or consultancy capacity without the prior written consent of Telewest for a period of 12 months immediately following his resignation. Following the completion of the Financial Restructuring, the board of directors of New Telewest will, in its discretion, consider awarding Mr. Burdick a bonus, based on compliance with the terms of his resignation letter, his 2003 performance and any other factors the board deems relevant. Outstanding options and shares held by Mr. Burdick will be exercisable with immediate effect.

Barry Elson. Telewest entered into a letter agreement with Barry Elson, dated February 13, 2004. Pursuant to the letter agreement with Telewest, Mr. Elson has agreed to act as Acting Chief Executive Officer of Telewest through the effective date of the Financial Restructuring in return for $5,000 for each day that services are performed for Telewest. Mr. Elson’s services may be terminated at any time, entitling him to a severance payment equal to $58,333 per month during which he is Acting Chief Executive Officer, up to a maximum of $700,000.

Mr. Elson has also entered into a letter agreement with New Telewest, dated February 18, 2004. Pursuant to the letter agreement with New Telewest, Mr. Elson has agreed that he would be prepared to serve as Acting Chief Executive Officer and a member of the board of directors of New Telewest through the nine-month anniversary of the effective date of the Financial Restructuring. Through the effective date of the Financial Restructuring, Mr. Elson would be compensated pursuant to his letter agreement with Telewest. From the effective date of the

Financial Restructuring, through the nine-month anniversary of that date, Mr. Elson has indicated his willingness to be employed, subject to the approval of New Telewest’s board of directors, pursuant to the following terms:

•	Mr. Elson would receive an annual base salary of $700,000 plus an annual bonus of up to $200,000 in cash or stock dependent on his meeting various targets to be set by the New Telewest board;

•	Mr. Elson would receive 245,000 fully vested options and 735,000 options vesting in arrears on a quarterly basis over a five-year period upon the approval of the New Telewest board of his continued employment after the effective date of the Financial Restructuring (the number of options would be adjusted in the event that assumptions regarding the number of outstanding shares of New Telewest subsequent to the Financial Restructuring change);

•	Mr. Elson would receive 245,000 shares of restricted stock vesting in arrears equally on a quarterly basis over a three-year period, subject to a one-year lock-up from the final vesting date, upon the approval of the New Telewest board of his continued employment after the effective date of the Financial Restructuring (the number of shares of restricted stock would be adjusted in the event that assumptions regarding the number of outstanding shares of New Telewest subsequent to the Financial Restructuring change); and

•	Mr. Elson would be entitled to a severance payment equal to $58,333 per month during which he serves as Acting Chief Executive Officer up to a maximum of $700,000, payable upon termination without cause or at the nine-month anniversary of the effective date of the Financial Restructuring if New Telewest does not offer continued employment as Chief Executive Officer.

Stephen Cook. Flextech plc entered into an employment agreement with Stephen Cook dated October 21, 1998. Stephen Cook’s employment agreement was subsequently transferred to Telewest Communications Group Limited on June 22, 2000. The employment agreement was amended on July 17, 2003, and remains in effect unless terminated by either party giving the other party not less than 12 months’ notice. However, Mr. Cook’s employment agreement can be terminated as a result of the Financial Restructuring. Under the employment agreement, Mr. Cook is entitled to terminate his employment, with immediate effect, at any time within 90 days of the completion of the Financial Restructuring. If Mr. Cook were to terminate his employment agreement in this manner, he would be entitled to one year’s salary and benefits and a pro-rated proportion of any bonus payable for the financial year in which the termination occurs.

Mr. Cook’s current basic annual salary is £370,000 and he is entitled to a performance-based bonus at the sole discretion of the board, a company car or cash allowance in lieu thereof, private medical insurance (for himself and for his family), life assurance cover equal to four times his basic salary and income protection insurance. A cash sum of 20% of Mr. Cook’s gross basic annual salary is paid to him to use for his personal pension arrangements (this payment is subject to a personal contribution of 4% of his gross basic annual salary to a personal pension scheme). Stephen Cook is eligible to participate in the Telewest Share Schemes.

Neil Smith. Telewest Communications Group Limited entered into an employment agreement with Neil Smith dated March 6, 2000. The employment agreement was amended on September 24, 2002 and August 25, 2003 and remains in effect unless terminated by Mr. Smith giving the employing company not less than 6 months’ notice and by the employing company giving Mr. Smith not less than 12 months’ notice.

Mr. Smith’s current basic annual salary is £250,000 and he is entitled to a company car or cash allowance in lieu thereof, private medical insurance (for himself and for his family), life assurance cover equal to four times his basic salary and income protection insurance. Pension contributions are made to a contributory pension scheme of 20% of his gross basic annual salary up to the earnings cap and an additional cash sum of 20% of his gross basic annual salary above the earnings cap is paid to him for his personal pension arrangements (these payments are subject to a personal contribution of 10% of his gross basic annual salary to the scheme). Mr. Smith is entitled to participate in the Telewest Share Schemes.”

PART XI: PRINCIPAL SHAREHOLDERS

The following is extracted, without amendment, from New Telewest’s Registration Statement:

“Telewest

The following table sets forth certain information with respect to persons known to Telewest to be the beneficial owners, as at March 22, 2004, directly or indirectly, of 3% or more of the aggregate number of Telewest’s ordinary shares and limited voting shares. As far as Telewest is aware, unless otherwise discussed below, the persons named in the table have sole voting and investment power with respect to all Telewest ordinary shares and Telewest limited voting shares indicated as being beneficially owned by them.

Name and Address of Beneficial Owner	Number of Telewest Ordinary Shares	Number of Telewest Limited Voting Shares	Total Number of Telewest Shares	Percentage of Telewest Issued Share Capital
Liberty Media Corporation and its subsidiaries(1) 12300 Liberty Boulevard Englewood, Colorado 80112	722,205,225	22,185,093	744,390,318	25.18%
IDT Corporation and its subsidiaries(2) 520 Broad Street Newark, NJ 07102	636,056,024	60,322,654	696,378,678	23.56%
All Telewest directors and officers as a group	291,435	–	291,435	Less than 0.2%

(1)	All the ordinary shares and limited voting shares listed as beneficially owned by Liberty Media Corporation are registered in the name of Liberty International B-L LLC, a majority owned indirect subsidiary of Liberty Media Corporation.
(2)	All the ordinary shares listed as beneficially owned by IDT Corporation are registered in the name of NY Nominees and the limited voting shares listed as beneficially owned by IDT Corporation are registered in the name of IDT Venture Capital, Inc., a wholly owned subsidiary of IDT Corporation.

Except as disclosed above, Telewest has not been notified, and is not aware, that any person, directly or indirectly, is interested in 3% or more of the issued share capital of Telewest.

New Telewest

The following table sets forth certain information with respect to persons who are expected to be the beneficial owners, directly or indirectly, of 5% or more of the shares of New Telewest’s common stock immediately following the Financial Restructuring. As far as New Telewest is aware, unless otherwise discussed below, the persons named in the table will have sole voting and investment power with respect to all shares of New Telewest common stock indicated as being beneficially owned by them. The table assumes that each scheme of arrangement is completed without the submission of any claims that are not related to principal or interest on (i) Telewest’s notes, debentures, guarantees and its intercompany note to Telewest Jersey or (ii) Telewest Jersey’s outstanding notes.

Name and Address of Beneficial Owner	Number of Shares of New Telewest Common Stock(1)	Percentage of New Telewest Issued Share Capital”

(1)	Share numbers are subject to reduction in the event that New Telewest’s board of directors determines that the number of shares outstanding immediately after the Financial Restructuring may be too large, such that the shares may trade at a price below the $5 per share minimum required by the Nasdaq National Market. Ownership percentages of New Telewest common stock will, however, remain unchanged.”

PART XII: CERTAIN RELATIONSHIPS, RELATED-PARTY TRANSACTIONS

AND MATERIAL CONTRACTS

The following is extracted, without amendment, from New Telewest’s Registration Statement:

“Liberty Media

Relationship Agreement

Liberty Media and Microsoft are parties to a relationship agreement with Telewest, which provides them with certain rights in connection with their shareholding in Telewest. In addition, the articles of association of Telewest provide that each of Liberty Media and certain affiliates of Microsoft will be entitled to appoint three persons to the Telewest board of directors for so long as they own not less than 12.5% of Telewest’s ordinary shares in issue. The articles also provide that each of Liberty Media and certain affiliates of Microsoft will be entitled to appoint two persons to the Telewest board of directors for so long as they own not less than 5% of Telewest’s ordinary shares in issue. Liberty Media informed Telewest that it was withdrawing its three non-executive directors from the board of directors of Telewest on July 17, 2002. Microsoft withdrew its three non-executive directors on May 15, 2003. In May 2003, Microsoft Corporation, which at the time owned approximately 23.56% of Telewest’s outstanding shares, sold its entire shareholding to IDT Corporation, resulting in IDT beneficially owning approximately 23.56% of Telewest’s shares. Microsoft’s rights under the relationship agreement were not transferable and Microsoft executed a letter agreement on May 23, 2003 terminating the relationship agreement as between Microsoft and Liberty Media, and indicating that its shares were no longer subject to the relationship agreement. The Telewest articles of association continue to provide Microsoft with the right to appoint directors of Telewest in the event it acquires 5% or more of Telewest’s issued ordinary shares in the future. IDT has no director appointment rights or other benefits from the terms of the relationship agreement or Telewest’s articles of association.

According to public statements of Liberty Media, as at December 31, 2003, approximately 15.51% of IDT’s outstanding share capital was held directly or indirectly by Liberty Media. Liberty Media’s interest in IDT equates to 2.36% of the voting power of IDT’s outstanding share capital.

The relationship agreement restricts Telewest from entering into certain transactions, such as material acquisitions and disposals, the issuance of equity securities, the incurrence of indebtedness, and the appointment or removal of the chief executive officer of Telewest without the consent of Liberty Media. The relationship agreement also governs the voting and disposition of Liberty Media’s shares, and provides Liberty Media with rights to maintain its ownership levels in Telewest. In addition, the relationship agreement contains a prohibition on Telewest’s and its subsidiaries’ disposal of the shares or assets of certain designated subsidiaries involved in the construction, development, management and operation of cable television and communications networks without the prior written consent of Liberty Media. In aggregate, these subsidiaries account for a material portion of Telewest’s business. The prohibition is intended to prevent the occurrence of certain adverse tax consequences to Liberty Media related to a gain recognition agreement between Liberty Media and the US Internal Revenue Service. For a more detailed description of the relationship agreement see “Additional Information Required by the United Kingdom Listing Authority—Material Contracts—Telewest.”

In connection with the Financial Restructuring, it is intended that the relationship agreement will be terminated.

Tender Offer

On June 12, 2002, Liberty TWSTY Bonds, Inc., a wholly owned subsidiary of Liberty Media, launched a tender offer for: (i) up to $60.0 million of Telewest’s 9 5/8% Senior Debentures due 2006, (ii) up to $307.3 million of Telewest’s 11% Senior Discount Debentures due 2007, (iii) up to $70.0 million of Telewest’s 11 1/4% Senior Notes due 2008, (iv) up to £65.0 million of Telewest’s 9 7/8% Sterling Senior Discount Notes due 2009, (v) up to $100.0 million of Telewest’s 9 1/4% Senior Discount Notes due 2009, (vi) up to £36.0 million of Telewest’s 9 7/8% Sterling Senior Notes due 2010, (vii) up to $70.0 million of Telewest’s 9 7/8% Senior Notes due 2010 and (viii) up to $90.0 million of Telewest’s 11 3/8% Senior Discount Notes due 2010. Telewest issued a response to the tender offer on June 24, 2002, indicating that it was unable to take a position on the tender offer because it was unable to determine whether the tender offer was beneficial or detrimental to the holders of its notes and debentures. On July 17, 2002, Liberty TWSTY Bonds, Inc. announced that it was terminating the tender offer, citing a decline in the US and UK securities markets and its own share price.

Post-Financial Restructuring

Subsequent to the Financial Restructuring, W.R. Huff and Liberty Media are expected to each own beneficially, directly or indirectly, more than 5% of the outstanding common stock of New Telewest. Telewest has, prior to the Financial Restructuring, agreed that it will pay certain compensation for and fees and expenses of W.R. Huff and Liberty Media. Details of the amounts paid can be found under the heading “The Financial Restructuring—Costs of the Financial Restructuring.” New Telewest has not made any payments to these parties.

William Connors and Michael McGuiness, each of whom is a director of New Telewest, are employees of W.R. Huff and will remain directors subsequent to the Financial Restructuring.”

PART XIII: DESCRIPTION OF THE NEW TELEWEST CAPITAL STOCK

The following is extracted, without amendment, from New Telewest’s Registration Statement:

“The authorized capital stock of New Telewest consists of 1,000,000,000 shares of common stock and 5,000,000 shares of preferred stock, of which 245,000,001 shares of common stock are anticipated to be outstanding when the Financial Restructuring is completed and an additional 24,500,000 shares of common stock have been reserved for issuance under equity compensation plans. In addition, as part of its advisory fee, UBS will be issued a number of shares of common stock (not expected to exceed 1.0% of the outstanding New Telewest common stock) based on a formula that varies according to the value of the consideration received by the bondholders in the Financial Restructuring, as determined by UBS and the Bondholder Committee, and the number of shares of New Telewest common stock outstanding. If the board of directors of New Telewest determines that the number of shares of New Telewest common stock outstanding immediately after the completion of the Financial Restructuring may be too large, such that the shares may trade at a price below the $5 per share minimum required by the Nasdaq National Market, New Telewest may, by notice to Telewest, reduce the number of shares issuable under the Transfer Agreement to the maximum number believed by New Telewest to be consistent with a $5 per share trading price. If that occurs, the number of shares of New Telewest common stock outstanding will be correspondingly reduced.

Description of Common Stock

The holders of New Telewest common stock are entitled to one vote for each share held of record on all matters submitted to a vote of New Telewest stockholders and do not have cumulative voting rights in the election of directors. The holders of New Telewest common stock are not entitled to vote on any amendment to the New Telewest certificate of incorporation that relates solely to the terms of one or more outstanding series of New Telewest preferred stock if the holders of the affected series of New Telewest preferred stock are entitled, either separately or together with the holders of one or more other series of New Telewest preferred stock, to vote thereon under the New Telewest certificate of incorporation or under the Delaware General Corporation Law, or the DGCL.

Generally, a majority of the votes cast at a meeting of stockholders by holders of shares entitled to vote on the proposal is required for stockholder action. However, New Telewest’s certificate of incorporation provides that the affirmative vote of the holders of at least two-thirds of the outstanding shares of New Telewest capital stock which by its terms may be voted on all matters submitted to stockholders of New Telewest generally, voting together as a single class, is required for stockholder action relating to (a) amendments to the by-laws and (b) the amendment or repeal of the provisions of New Telewest’s certificate of incorporation relating to:

•	the classification of directors;

•	the removal of directors;

•	the prohibition on action by written consent of stockholders;

•	special meetings of stockholders;

•	certain liabilities of directors;

•	amendments to the by-laws,

•	indemnification of directors and officers;

•	the applicability of Section 203 of the DGCL to New Telewest; and

•	Article XII of New Telewest’s certificate of incorporation which imposes these voting requirements.

These voting requirements, as well as the classification of directors on New Telewest’s board of directors and certain other provisions of New Telewest’s certificate of incorporation, which are more fully described under the heading “—Special Provisions of the Certificate of Incorporation,” may have the effect, alone or in combination with each other, of delaying, deferring or preventing a change in control of New Telewest. Subject to all rights and preferences of holders of any outstanding shares of New Telewest preferred stock, holders of common stock are entitled to receive proportionately such dividends as may from time to time be declared by New Telewest’s board of directors out of funds legally available for the payment of dividends.

In the event of New Telewest’s liquidation, dissolution or winding-up, holders of common stock would be entitled to share proportionately in all of New Telewest’s assets available for distribution to holders of common stock remaining after payment of liabilities and liquidation preference of any of the outstanding preferred stock of New Telewest.

Holders of New Telewest common stock have no pre-emptive rights and have no rights to convert their common stock into any other securities, and there are no redemption or sinking-fund provisions contained in New Telewest’s certificate of incorporation with respect to the common stock. There is no liability for further calls or for assessments by New Telewest.

At the effective date of the Telewest scheme, New Telewest’s certificate of incorporation will contain no provisions modifying the voting or dividend rights of holders of common stock described above and there will be no preferred stock outstanding. The rights, preferences and privileges of holders of New Telewest common stock may be adversely affected by the rights of the holders of shares of any series of New Telewest preferred stock that may be issued in the future.

Application has been made for the listing of the New Telewest common stock on the Nasdaq Stock Market, Inc. In order for the New Telewest common stock to satisfy the conditional listing requirements of the Nasdaq National Market, the New Telewest common stock must have a minimum closing bid price of at least $5.00 per share on the first day of trading on the Nasdaq National Market after the Financial Restructuring. Telewest cannot assure you that New Telewest’s common stock will satisfy the first trading day minimum closing bid price per share requirement of the Nasdaq National Market or that New Telewest will be able to maintain the Nasdaq National Market listing of the New Telewest common stock.

Description of Preferred Stock

New Telewest’s board of directors has the authority to issue preferred stock in one or more series and to fix as to any series of preferred stock the designation, title, voting powers and any other preferences, and relative, participating, optional or other special rights and qualifications, limitations or restrictions, without any further vote or action by New Telewest’s stockholders.

The board of directors’ ability to issue one or more series of preferred stock provides increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. The authorized shares of New Telewest preferred stock, as well as shares of New Telewest common stock, will be available for issuance without further action by New Telewest stockholders, unless any action is required by applicable law or the rules of any exchange, automated quotation system or regulated quotation system on which New Telewest securities may be listed or quoted, as the case may be, or applicable rules of any self-regulatory organization. The board of directors of New Telewest will make any determination to issue the shares based on its judgment as to the best interests of New Telewest and the best interests of its stockholders. New Telewest’s board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their shares over the then current market price of New Telewest common stock.

Description of Series A Junior Participating Preferred Stock

New Telewest has designated and reserved for issuance a total of one million (1,000,000) shares of New Telewest Series A junior participating preferred stock, par value $0.01 per share. When issued and paid for in accordance with the Stockholder Rights Agreement, which New Telewest will put in place and which is described below, the New Telewest Series A junior participating preferred stock will be fully paid and non-assessable. New Telewest will appoint a transfer agent for the New Telewest Series A junior participating preferred stock if and when any shares are issued.

Each share of New Telewest Series A junior participating preferred stock will entitle its holder to receive dividends out of New Telewest funds legally available for the payment of dividends when, as and if declared by the New Telewest board of directors. With respect to those dividends, the New Telewest Series A junior participating preferred stock will rank:

•	senior to all classes of New Telewest common stock and to each other class of capital stock or series of New Telewest preferred stock that are designated to rank junior to the New Telewest Series A junior participating preferred stock;

•	junior to all classes of New Telewest preferred stock that are designated to rank senior to the New Telewest Series A junior participating preferred stock; and

•	equal to all classes of New Telewest preferred stock that are designated to rank equally with the New Telewest Series A junior participating preferred stock.

Dividends, when, as and if declared by the New Telewest board of directors, would be payable quarterly in cash on the first day of January, April, July and October of each year, in an amount per share (subject to adjustment for a stock dividend on, or a subdivision or combination of, New Telewest common stock) equal to the greater of:

•	$10.00; and

•	1,000 times the aggregate amount per share of all dividends declared on the New Telewest common stock since the immediately preceding dividend payment date.

Upon the liquidation, dissolution or winding-up of New Telewest, the holders of outstanding shares of New Telewest Series A junior participating preferred stock will be entitled to be paid out of the assets available for distribution to New Telewest stockholders after payment of any liquidation values of any securities senior in liquidation rights to the New Telewest Series A junior participating preferred stock. After payment of the liquidation values of senior securities, the holders of the New Telewest Series A junior participating preferred stock will be entitled to receive (subject to adjustment for a stock dividend on, or a subdivision or combination or consolidation of, New Telewest common stock) the greater of:

•	$1,000.00 for each share of New Telewest Series A junior participating preferred stock they hold, plus any accrued and unpaid dividends or distributions on those shares; and

•	the aggregate amount per share equal to 1,000 times the aggregate amount to be distributed per share to holders of New Telewest common stock.

If, upon any liquidation, dissolution or winding-up of New Telewest, the remaining assets available for distribution are insufficient to pay the holders of the New Telewest Series A junior participating preferred stock and all other securities ranking equally with the New Telewest Series A junior participating preferred stock with respect to liquidation the full amount to which they are entitled, the holders of New Telewest Series A junior participating preferred stock will share those remaining assets ratably, together with the holders of the securities ranking equally with the New Telewest Series A junior participating preferred stock. Following the payment of the liquidation value in full with respect to each share of New Telewest Series A junior participating preferred stock, no additional distributions will be made to the holders of the New Telewest Series A junior participating preferred stock.

Subject to adjustment for a stock dividend on, or a subdivision or combination or consolidation of, the New Telewest common stock, each share of New Telewest Series A junior participating preferred stock will entitle the holder to 1,000 votes on all matters submitted to a vote of holders of the New Telewest common stock. The holders of the New Telewest Series A junior participating preferred stock will vote together as a single class with the holders of the New Telewest common stock.

If dividends on the New Telewest Series A junior participating preferred stock have been declared are in arrears in an amount equal to six quarterly dividends, whether or not consecutive, all holders of New Telewest preferred stock which have such provision in the New Telewest certificate of incorporation governing their terms, including holders of the New Telewest Series A junior participating preferred stock, whose dividends are in arrears with respect to six quarterly periods will, voting as a single class, be entitled to elect two new directors to the New Telewest board of directors. The directors will serve until successors to them have been elected or until dividends on the New Telewest Series A junior participating preferred stock are no longer in arrears.

The New Telewest Series A junior participating preferred stock will not be redeemable. The New Telewest Series A junior participating preferred stock will not be convertible.

Stockholder Rights Agreement

Upon issuance, each share of New Telewest common stock (whether originally issued or from New Telewest’s treasury) will be accompanied by a Stockholder Right. Except as set forth below, each Stockholder Right, when it becomes exercisable, entitles the registered holder to purchase from New Telewest one one-thousandth of a share of New Telewest Series A junior participating preferred stock at the Stockholder

Rights Purchase Price of $80.00, subject to adjustment pursuant to the terms of the Stockholder Rights Agreement. The complete description and terms of the Stockholder Rights will be set forth in a Stockholder Rights Agreement between Telewest and The Bank of New York as Rights Agent.

The Stockholder Rights Agreement is intended to encourage a potential acquiror to negotiate directly with the New Telewest board of directors, but may have anti-takeover effects. The Stockholder Rights Agreement could cause substantial dilution to a person or group that acquires a substantial interest in New Telewest without the prior approval of the New Telewest board of directors. The effect of the Stockholder Rights may be to delay, defer or prevent a change in control of New Telewest (including through a third party tender offer at a price which reflects a premium to then prevailing trading prices) that may be beneficial to New Telewest stockholders.

Initially, the Stockholder Rights are attached to all New Telewest common stock certificates representing shares then outstanding, and no separate Stockholder Rights certificates will be distributed. Subject to some exceptions specified in the Stockholder Rights Agreement, the Stockholder Rights will separate from the New Telewest common stock on the “Distribution Date,” which is the earlier of the close of business on:

(1)	The “Shares Acquisition Date,” which is the date on which a person or group of affiliated persons becomes an “Acquiring Person” by:

(i)	having acquired beneficial ownership of 25% or more of the outstanding shares of New Telewest common stock (except pursuant to a Permitted Offer, as defined below, and except for acquisitions of 25% or more (i) by New Telewest, (ii) by any of its subsidiaries, employee benefit plans or related entities, (iii) directly from New Telewest, (iv) as a result of stock repurchases by New Telewest or (v) as a result of inadvertent acquisitions where the person rectifies the breach in accordance with the Rights Agreement);

(ii)	entering into an agreement or arrangement with New Telewest or any subsidiary of New Telewest providing for an acquisition transaction when the Stockholder Rights are not redeemable; or

(iii)	becoming an “Adverse Person” in the judgment of the New Telewest board of directors; or

(2)	the date 10 business days (or such later date as the New Telewest board of directors will determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

The definition of Acquiring Person under clause (l)(i) above also specifically excludes the Bank of New York in its capacity as escrow agent, and any acquisition of 25% or more of the New Telewest common stock before the bar dates of the Telewest scheme and the Telewest Jersey scheme.

A “Permitted Offer” is a tender or exchange offer for all outstanding shares of New Telewest common stock at a price and on terms which a majority of certain members of the board of directors determine to be fair to stockholders and not inadequate and to be otherwise in the best interests of New Telewest and its stockholders, other than such Acquiring Person, its affiliates and associates.

Until the Distribution Date, (1) the Stockholder Rights will be evidenced by the New Telewest common stock certificates and will be transferred with and only with such New Telewest common stock certificates, (2) New Telewest common stock certificates will contain a legend incorporating the Stockholder Rights Agreement by reference and (3) the surrender for transfer of any certificates for New Telewest common stock outstanding will also constitute the transfer of the Stockholder Rights associated with the New Telewest common stock represented by such certificate.

The Stockholder Rights will not be exercisable until the Distribution Date and will expire at 5:00 p.m., New York City time, on March 2, 2014 unless such date is extended or the Stockholder Rights are earlier redeemed or exchanged by New Telewest as described below.

As soon as practicable after the Distribution Date, Stockholder Rights certificates will be mailed to holders of record of New Telewest common stock as of the close of business on the Distribution Date and, thereafter, the separate Stockholder Rights certificates alone will represent the Stockholder Rights. Only shares of New Telewest common stock issued prior to the Distribution Date will be issued with Stockholder Rights.

In the event that a person becomes an Acquiring Person, each holder of a Stockholder Right will thereafter have the right to receive, upon exercise, New Telewest common stock (or, in certain circumstances, other securities of New Telewest) having a value equal to two times the exercise price of the Stockholder Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Stockholder Rights that are, or (under certain circumstances specified in the Stockholder Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

In the event that, at any time following the Shares Acquisition Date, (i) New Telewest is acquired in a merger or other business combination transaction in which the holders of all of the outstanding shares of New Telewest common stock immediately prior to the consummation of the transaction are not the holders of all of the surviving company’s voting power, or (ii) more than 50% of the assets or earning power of New Telewest is sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate or any other person in which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, if in such transaction all holders of New Telewest common stock are not treated alike, any other person, then each holder of a Stockholder Right (except Stockholder Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company (or in certain circumstances, its parent) having a value equal to two times the exercise price of the Stockholder Right. The holder of a Stockholder Right will continue to have the right described in this paragraph whether or not such holder exercises or surrenders the right described in the preceding paragraph.

At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Stockholder Rights, and under certain other circumstances, the board of directors of New Telewest may redeem the Stockholder Rights in whole, but not in part, at a price of $0.001 per Stockholder Right (the “Stockholder Rights Redemption Price”), payable in cash, New Telewest common stock or other consideration deemed appropriate by the New Telewest board of directors.

Additionally, following the Shares Acquisition Date, New Telewest may redeem the then outstanding Stockholder Rights in whole, but not in part, at the Stockholder Rights Redemption Price, provided that such redemption is in connection with a merger or other business combination transaction or series of transactions involving New Telewest in which all holders of shares of New Telewest common stock are treated alike but not involving an Acquiring Person or its affiliates or associates. The payment of the Stockholder Rights Redemption Price may be deferred under certain circumstances as contemplated in the Stockholder Rights Agreement.

lmmediately upon the action of the New Telewest board of directors electing to redeem the Stockholder Rights, the Stockholder Rights will terminate and the only right of the holders of Stockholder Rights will be to receive the Stockholder Rights Redemption Price.

The Purchase Price payable, and the number of shares of New Telewest Series A junior participating preferred stock, New Telewest Common Shares or other securities issuable, upon exercise of the Stockholder Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the New Telewest Series A junior participating preferred stock, (ii) upon the grant to holders of New Telewest Series A junior participating preferred stock of certain rights or warrants to subscribe for or purchase New Telewest Series A junior participating preferred stock at a price, or securities convertible into New Telewest Series A junior participating preferred stock with a conversion price, less than the then current market price of the New Telewest Series A junior participating preferred stock or (iii) upon the distribution to holders of the New Telewest Series A junior participating preferred stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Stockholder Rights and the number of one one-thousandths of a share of New Telewest Series A junior participating preferred stock issuable upon exercise of each Stockholder Right are also subject to adjustment in the event of a stock split of the New Telewest Common Shares or a stock dividend on the New Telewest Common Shares payable in New Telewest Common Shares or subdivisions, consolidations or combinations of New Telewest Common Shares occurring, in any such case, prior to the Distribution Date.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of New Telewest Series A junior participating preferred stock will be issued (other than fractions which are one one-thousandth or integral multiples of one one-thousandth of a share, which may, at the election of New Telewest, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the shares of New Telewest Series A junior participating preferred stock on the last trading day prior to the date of exercise.

At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of New Telewest common stock, the New Telewest board of directors may exchange the Stockholder Rights (other than Stockholder Rights owned by such person or group that have become void), in whole or in part, for New Telewest common stock at an exchange ratio of one share of New Telewest common stock, or one one-thousandth of a share of New Telewest Series A junior participating preferred stock (or of a share of a class or series of New Telewest preferred stock having equivalent rights, preferences and privileges), per Stockholder Right subject to adjustment.

Until a Stockholder Right is exercised, the holder thereof, as such, will have no rights as a stockholder of New Telewest (other than as a holder of common stock), including, without limitation, the right to vote or to receive dividends.

Any of the provisions of the Stockholder Rights Agreement may be amended by the New Telewest board of directors prior to the Stockholder Rights Distribution Date. After the Stockholder Rights Distribution Date, the provisions of the Stockholder Rights Agreement may be amended by the New Telewest board of directors in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Stockholders Rights, or to shorten or lengthen any time period under the Stockholder Rights Agreement, except that the Stockholder Rights Agreement may not be supplemented or amended to lengthen (1) a time period relating to when the Stockholder Rights may be redeemed at such time as when the Stockholder Rights are not then redeemable; or (2) any other time period unless any such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Stockholder Rights under the Stockholder Rights Agreement. The foregoing notwithstanding, no amendment may be made to the Stockholder Rights Agreement at a time when the Stockholder Rights are not redeemable except to cure any ambiguity or correct or supplement any provision contained in the Stockholder Rights Agreement that may be defective or inconsistent with any other provision therein.

Transfer Agent and Registrar

The transfer agent and registrar for the New Telewest common stock is The Bank of New York.

Special Provisions of the Certificate of Incorporation

New Telewest’s certificate of incorporation contains the provisions summarized below, among others. These provisions may have the effect, alone or in combination with each other or with the existence of authorized but unissued New Telewest common stock and any series of New Telewest preferred stock, of delaying, deferring or preventing a change in control of New Telewest, of making it more difficult to remove or change the composition of the incumbent New Telewest board of directors and its officers, of being adverse to stockholders who desire to participate in a tender offer and of depriving stockholders of possible opportunities to sell their New Telewest common stock at a premium to market prices.

New Telewest’s certificate of incorporation provides that the directors are divided into three classes, each of which serves a staggered three-year term, and that vacancies on New Telewest’s board of directors that may occur between annual meetings may be filled by the members of the board. In addition, this provision specifies that any director elected to fill a vacancy on New Telewest’s board of directors will serve for the balance of the term of the replaced director. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

New Telewest’s certificate of incorporation also provides that directors can be removed by the stockholders only for cause and then only by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the capital stock that by its terms may be voted generally in the election of directors of New Telewest, voting together as a single class.

New Telewest’s certificate of incorporation provides that only a majority of New Telewest’s board of directors (or a committee thereof), its chairman or president may call a special meeting of the stockholders and that stockholders may not act by written consent.

New Telewest’s certificate of incorporation also provides that no New Telewest director will be personally liable to New Telewest or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent the elimination from, or limitation of, liability is not permitted under the DGCL.

Section 145 of the DGCL authorizes a corporation to indemnify its directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred provided they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, although in the case of proceedings brought by or in the right of the corporation, indemnification is limited to expenses actually and reasonably incurred in defense or settlement and is not permitted if the individual is adjudged liable to the corporation, unless the court determines otherwise. New Telewest’s certificate of incorporation requires New Telewest to indemnify its officers and directors in accordance with its by-laws to the fullest extent authorized by the DGCL.

Through its certificate of incorporation, New Telewest has elected to be governed by Section 203 of the DGCL. Generally, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in any business combination with an interested stockholder for a period of three years following the time that such stockholder becomes an interested stockholder, unless:

•	prior to that time either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), those shares held by persons who are both directors and officers and certain employee stock plans; or

•	at or subsequent to such time the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A business combination includes certain mergers, consolidations, asset sales, transfers and other transactions resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns (or within the preceding three years, did own) 15% or more of the corporation’s voting stock.

An amendment to any of the provisions of New Telewest’s certificate of incorporation relating to the following matters requires the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of New Telewest then entitled to be voted on all matters submitted to New Telewest’s stockholders generally:

•	the classification of directors;

•	the removal of directors;

•	the prohibition on action by written consent of stockholders;

•	special meetings of stockholders;

•	certain liabilities of directors;

•	amendments to the by-laws;

•	indemnification of directors and officers;

•	the applicability of Section 203 of the DGCL to New Telewest; and

•	Article XII of New Telewest’s certificate of incorporation, which imposes these super-majority voting requirements.

The requirement of a super-majority stockholder vote is designed to prevent a stockholder who controls a majority of the outstanding shares of the New Telewest capital stock that by its terms may be voted on all matters submitted to stockholders generally from avoiding the super-majority voting requirements of the provisions listed above by simply amending or repealing these provisions.

Special By-laws Provisions

New Telewest’s by-laws provide that to be properly brought before the annual or any special stockholders’ meeting, business must be:

•	specified in the notice of meeting, or any supplement or amendment thereto, given by or at the direction of New Telewest’s board of directors;

•	otherwise properly brought before the meeting by or at the direction of New Telewest’s board of directors; or

•	solely in the case of the annual meeting, otherwise properly brought before the meeting by a stockholder who timely gives notice to New Telewest in writing and who is a stockholder of record on the date of giving of notice and on the record date for the meeting.

To be timely, a stockholder’s written notice must be delivered to or mailed and received at the principal executive offices of New Telewest not less than 75 days nor more than 90 days prior to the first anniversary of the date of the preceding year’s annual meeting; provided that if the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder, to be timely, must be received by New Telewest not later than the close of business on the tenth day following the day on which the notice of the date of the meeting was mailed or the public disclosure was made, whichever first occurs.

A stockholder may nominate directors only if the stockholder delivers timely written notice to New Telewest (and is a stockholder of record on the date of giving notice and on the record date for the meeting), in the case of: (x) an annual meeting, not less than 75 days nor more than 90 days prior to the first anniversary of the date of the preceding year’s annual meeting; provided that in the event the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder, to be timely, must be received by New Telewest not later than the close of business on the tenth day following the day on which the notice of the date of the meeting was mailed or the public disclosure was made, whichever first occurs; and (y) a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or the public disclosure was made, whichever first occurs.

New Telewest’s by-laws provide that it may purchase and maintain insurance on behalf of any of its directors, officers, employees or agents against any liability that may be asserted against him or her. New Telewest will maintain liability insurance covering its directors and officers for claims asserted against them or incurred by them in their capacity as directors and officers. New Telewest has also entered into indemnification agreements with directors and officers of New Telewest and its subsidiaries.

Information on CREST Depository Interests

General

CREST is the UK system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo Limited, or CRESTCo. It avoids the need for physical share certificates, which delay trading. Under the laws of England and Wales, shares of non-UK companies, such as New Telewest, cannot be held and transferred directly in CREST. As a result, CREST developed CREST Depository Interests, or CDIs, to allow trading and settlement in shares of non-UK companies in CREST.

Except as set out below, eligible Telewest shareholders, other than The Bank of New York, acting as depositary for the ADR holders, will receive their interest in New Telewest by means of the CREST International Settlement Links Service link with The Depository Trust Company, or DTC. Under the CREST International Settlement Links Service, shares of New Telewest common stock will be transferred to the DTC account of CREST International Nominees Limited, a subsidiary of CRESTCo, which will hold them as nominee for CREST Depository Limited, another subsidiary of CRESTCo. CREST Depository Limited will issue depository interests representing entitlements to the shares of New Telewest common stock known as CDIs. Details of the arrangements for CREST are contained in the CREST International Manual (March 2004), which is available on the CREST website at www.crestco.co.uk.

Telewest shareholders, who are also holders of notes or debentures issued by Telewest, may give written notice to Telewest, the escrow agent or the registrars, Lloyds TSB Registrars, at least seven business days in advance of the effective date of the Telewest scheme if they wish to receive New Telewest common stock to which they are entitled as shareholders of Telewest pursuant to the same distribution mechanics by which they will receive New Telewest common stock in their capacity as a creditor under the Telewest scheme, namely in a DTC account. Such notice must include any relevant details of such account.

A corporate nominee service will be established with Lloyds TSB Registrars for eligible Telewest shareholders who do not hold their Telewest shares in CREST. The corporate nominee will hold the CDIs on behalf of those shareholders and will send them a statement of entitlement in respect of their CDI holding.

CDIs

CDIs are held, transferred and settled solely within CREST. CDI holders will not be the record holders of the shares of New Telewest common stock to which they are entitled as a result of the Financial Restructuring. They will, however, have beneficial ownership of the shares of New Telewest common stock through their ownership of the CDIs.

CDIs have the following characteristics:

•	they can be priced in pounds sterling;

•	dividends, if declared, can be paid in pounds sterling;

•	trades will be capable of settlement in London within CREST in the form of CDIs; and

•	annual custody fees associated with CDIs held through the corporate nominee service of Lloyds TSB Registrars will be paid by New Telewest.

Holders of CDIs will be entitled to exchange their CDIs at any time for New Telewest shares held through DTC or in physical form. This will entitle them to all the rights of stockholders of New Telewest, including the right to attend and vote at stockholder meetings.

Trading and Voting

Trading of CDIs

CDI holders who have their own CREST account will be able to trade the CDIs in the usual way. CDI holders who are participants in DTC or who have a brokerage account with a participant in DTC can exchange their CDIs for New Telewest shares at any time.

Eligible New Telewest CDI holders who do not have their own CREST account will hold their New Telewest CDIs through the corporate nominee service provided by Lloyds TSB Registrars. Information in relation to trading will be provided with the statement of entitlement sent to those CDI holders by Lloyds TSB Registrars. For a period of approximately eight weeks following the dispatch of the statements of entitlement, a special dealing service will be available to eligible holders who hold their CDIs through the corporate nominee service. The service will be a postal service, instruction forms and reply-paid envelopes being included with the dispatch of statements of entitlement. Dealings will take place once a week.

Voting

Holders of CDIs will not be the record holders of the underlying shares of New Telewest common stock. As a result, they may not be able to enforce or exercise certain rights of New Telewest stockholders. New Telewest will establish, as far as practicable, arrangements under which holders of CDIs will be able to receive notices of meetings of stockholders of New Telewest, annual reports and any other documents issued by New Telewest to its stockholders and arrangements under which holders of CDIs will be able to give directions as to how they would like the underlying shares of their CDIs to be voted at meetings of stockholders of New Telewest in generally an equivalent way to stockholders of New Telewest.

New Telewest will, as far as practicable, make arrangements whereby:

•	any notices, annual reports and any other documents issued by New Telewest to its stockholders together with, if and when applicable, forms requesting voting instructions will be sent to CDI holders of record at or around the same time as such documents are sent to New Telewest stockholders;

•	for those CDI holders within the corporate nominee service, New Telewest will instruct Lloyds TSB Registrars to make the arrangements for dispatch of the relevant documents;

•	for those CDI holders that have their own CREST account, New Telewest will request a register from CRESTCo as and when required and will make the arrangements for dispatch of the relevant documents itself;

•	the CDI holders will be able to exercise their votes by returning completed voting instructions either to Lloyds TSB Registrars (if they hold their CDIs in the corporate nominee service) or to New Telewest (if they have their own CREST account); and

•	it is intended that all CDI holders will be able to exercise their votes (in proportion to their entitlement to the underlying shares of New Telewest common stock) as proxies for CREST International Nominees Limited, the holder of record on the New Telewest register.

Dividends

If the CDIs are held through the corporate nominee service of Lloyds TSB Registrars, dividends (if any) will be paid in pounds sterling.

CDI holders who have their own CREST accounts will be able to have dividends (if any) paid in pounds sterling for as long as their CDIs are so held.”

PART XIV: TAXATION

Scheme Creditors considering the Financial Restructuring should consult their own tax advisers concerning the tax consequences for them of the Financial Restructuring under UK law and the law of any other relevant jurisdiction. No representations are made regarding the tax consequences of the Financial Restructuring for any particular Scheme Creditor. No representations are made as to settlements reached with creditors of Telewest or Telewest Jersey outside the Schemes either for the relevant creditors or for Telewest or any of its subsidiaries.

1.    UK Taxation

The comments below are of a general, non-exhaustive nature and they relate only to the position of persons who are resident or ordinarily resident in the UK for tax purposes and who will hold the New Shares received pursuant to the Schemes beneficially as investments. The comments do not apply to certain classes of Scheme Creditors, such as dealers in securities or persons connected with Telewest, who may be subject to special rules. In addition, the comments do not address the UK tax position of Scheme Creditors with Ancillary Claims to the extent such Scheme Creditors receive New Shares pursuant to either of the Schemes in respect of those Ancillary Claims. Such Scheme Creditors should consult their own tax advisers regarding the UK tax consequences of receiving New Shares in respect of Ancillary Claims. The comments below are based on UK law and what is understood to be current Inland Revenue practice as of the date hereof; such law and practice may be repealed, revoked or modified (possibly with retrospective effect) so as to result in UK tax consequences different from those set out below.

Tax consequences for holders of the Company Notes of implementation of the Telewest Scheme

UK corporation taxpayers

In general, holders of Company Notes who are within the charge to UK corporation tax are subject to taxation in respect of the Company Notes under the rules relating to “loan relationships” in the Finance Act 1996. Under those rules (save to the extent to which the Company Notes are securities to which section 92 of the Finance Act 1996 applies: see below), all profits, gains and losses arising in respect of the Company Notes (including any gains or losses attributable to exchange rate fluctuations), as measured and recognised in accordance with an authorised accounting method, are taxed or relieved as income. Accordingly, this will apply to any profits, gains and losses recognised in respect of the cancellation of the Company Notes in consideration of the issue to holders of the Company Notes of New Shares pursuant to the Telewest Scheme. No chargeable gain or allowable loss will arise for the purposes of corporation tax on chargeable gains.

Profits, gains and losses in respect of certain types of convertible securities, being securities to which section 92 of the Finance Act 1996 applies (“Section 92 Securities”), are taxed partly under the loan relationships rules and partly under the provisions relating to corporation tax on chargeable gains. (In respect of accounting periods ending on or before 30 September 2002, only amounts relating to interest on Section 92 Securities are taxed as income under the loan relationship rules and all other profits, gains and losses (including gains and losses attributable to exchange rate fluctuations) are taken into account in computing any chargeable gain or allowable loss arising on a disposal of the securities. In respect of accounting periods ending after 30 September 2002, amounts relating to interest and exchange gains or losses arising in respect of Section 92 Securities are taxed or relieved, as the case may be, under the loan relationship regime, and any chargeable gain or allowable loss arising on a disposal of the securities is adjusted to take account of this.) To the extent that the Company Notes are securities to which section 92 of the Finance Act 1996 applies, the cancellation of the Company Notes in consideration of the issue of New Shares will result in a disposal by UK corporate holders of Company Notes of their Company Notes for the purposes of UK taxation of chargeable gains.

Such disposal may give rise to a chargeable gain or allowable loss, calculated by reference to the difference between (i) the consideration for the disposal of the Company Notes, being the value of the New Shares received by the relevant holder pursuant to the Telewest Scheme, as reduced by such amount as, on a just and reasonable basis, relates to interest which has accrued for the purposes of the loan relationship rules but is not paid or payable as a result of the disposal and any net exchange gain taxed or taxable under the loan relationship rules and as increased by any net exchange loss relieved or relievable under the loan relationship rules and (ii) the relevant holder’s base cost in its Company Notes, and taking into account any indexation allowance. Base cost for these purposes means the acquisition cost of the Company Notes expressed in sterling at the date of acquisition.

Telewest has been advised that holders of Company Notes (whether or not the Company Notes are Section 92 Securities) should in accordance with the relevant statutory provisions be treated as acquiring their New Shares, which will be chargeable assets for the purposes of corporation tax on chargeable gains, for a consideration equal to the market value of the New Shares at the time of acquisition.

Other UK taxpayers

The Inland Revenue has confirmed that if, as anticipated, the value of the New Shares received by individual holders of Company Notes does not exceed the principal due under the Company Notes, such holders will not be required to treat the receipt of any proportion of the New Shares as a payment of interest and, accordingly, subject to the comments below in relation to “relevant discounted securities”, will not be liable to income tax in respect of such receipt. Individual holders may be liable to UK taxation of chargeable gains in respect of the receipt of New Shares, as discussed below.

For individual holders of Company Notes, the Company Notes will, depending on their terms, fall into one of two categories. These categories are “qualifying corporate bonds” within the meaning of section 117 of the UK Taxation of Chargeable Gains Act 1992 (“QCBs”) and securities which are not QCBs (“non-QCBs”). QCBs fall outside the UK capital gains tax regime, whereas chargeable gains and allowable losses may arise on the disposal of non-QCBs. Individual holders of Company Notes should take separate advice as to whether their particular Company Notes constitute QCBs. Very broadly, a QCB is a security which either (a) fulfils the conditions that it (i) is denominated in sterling, (ii) is not convertible into equity or non-sterling denominated debt, (iii) does not carry a right to interest which is to any extent dependent on the results of the issuer’s business or the value of the issuer’s assets or which exceeds a reasonable commercial return and (iv) does not carry a right to payment of a premium on redemption unless such premium is reasonably comparable to that payable under the terms of securities listed on a recognised stock exchange; or (b) is a “relevant discounted security” for the purposes of Schedule 13 of the UK Finance Act 1996, in which case special rules apply (see below). All other forms of debt, including non-sterling denominated debt and debt which is convertible into shares, will fall into the non-QCB category.

The cancellation of Company Notes which are QCBs in consideration of the issue of New Shares will be treated as involving a disposal of the Company Notes by an individual holder of Company Notes. However, such disposal will not give rise to a chargeable gain or an allowable loss for capital gains tax purposes.

The cancellation of Company Notes which are non-QCBs in consideration of the issue of New Shares will result in a disposal by individual holders of Company Notes of their Company Notes for the purposes of UK taxation of chargeable gains. Such disposal may give rise to a chargeable gain or allowable loss, calculated by reference to the difference between (i) the consideration for the disposal of the Company Notes, being the value of the New Shares received by the relevant holder pursuant to the Telewest Scheme, and (ii) the relevant holder’s base cost in his Company Notes, and taking into account any taper relief. Base cost for these purposes means the acquisition cost of the Company Notes expressed in sterling at the date of acquisition.

As noted above, special rules apply to Company Notes which are “relevant discounted securities” for the purposes of Schedule 13 of the Finance Act 1996. Profits and losses realised on the disposal of such Company Notes, determined by reference to the difference between acquisition cost and disposal proceeds, are subject to the income tax regime. Accordingly, to the extent that the amount paid by a holder of Company Notes for his Company Notes exceeds the value of the New Shares received pursuant to the Telewest Scheme, a relievable loss may arise.

Individual holders of Company Notes should in each case be treated as acquiring their New Shares for a consideration equal to the market value of the New Shares at the time of acquisition.

Tax consequences for holders of the Jersey Notes of implementation of the Schemes

If the value of the New Shares received by individual holders of the Jersey Notes does not exceed the principal due under the Jersey Notes, such holders should be able to rely on the Inland Revenue confirmation referred to above and should not be required to treat the receipt of any proportion of the New Shares as a payment of interest which is liable to income tax. Any individual holders of Jersey Notes who consider that their position may be different should consult their own tax advisers.

The Jersey Notes are chargeable assets for the purposes of UK taxation of chargeable gains for both UK corporation taxpayers, for whom the Jersey Notes are securities to which section 92 of the Finance Act 1996 applies, and individual UK taxpayers, for whom the Jersey Notes are non-QCBs. (See generally the comments made above in relation to holders of the Company Notes.) Accordingly, the release of the Jersey Guarantee Liability under the Telewest Scheme and the cancellation of the Jersey Notes under the Jersey Scheme will result in a disposal by holders of Jersey Notes of their Jersey Notes for the purposes of UK taxation of chargeable gains.

Such disposal may give rise to a chargeable gain or allowable loss, calculated by reference to the difference between the value of the total number of New Shares received by a holder of Jersey Notes pursuant to the Schemes and the holder’s base cost in its Jersey Notes, and taking into account any indexation allowance (in the case of corporation taxpayers) or taper relief (in the case of other UK taxpayers). Base cost for these purposes means the acquisition cost of the Jersey Notes expressed in sterling as at the date of acquisition.

For the purposes of corporation tax on chargeable gains, the consideration for any disposal of the Jersey Notes will be treated as reduced by (i) such amount as, on a just and reasonable basis, relates to interest which has accrued for the purposes of the loan relationship rules but is not paid or payable as a result of the disposal and (ii) any net exchange gain taxed or taxable under the loan relationship rules and as increased by any net exchange loss relieved or relievable under the loan relationship rules.

The acquisition cost of the New Shares acquired under the Schemes should be equal to their market value at the date of acquisition.

Stamp duty and SDRT

There will be no charge to UK stamp duty or SDRT in respect of the cancellation of the Company Notes or the release of the Jersey Guarantee Liability under the Telewest Scheme, or in respect of the cancellation of the Jersey Notes under the Jersey Scheme.

The distribution of New Shares to holders of Company Notes and holders of Jersey Notes pursuant to the Schemes will not give rise to any charge to UK stamp duty or SDRT.

Tax consequences of holding New Shares

Dividends

Holders of New Shares will, in general, be subject to UK income tax or corporation tax on the gross amount of dividends paid on the New Shares. Dividends received by UK corporation taxpayers will be taxed at the prevailing corporation tax rate. An individual shareholder will generally be chargeable to income tax on dividends paid on the New Shares at the Schedule F ordinary rate (currently 10 per cent.) or, to the extent that his income exceeds the threshold for higher rate tax, at the Schedule F upper rate (currently 32.5 per cent.). Credit will be available against income or corporation tax for any US tax required to be deducted or withheld from the dividends, provided that such credit does not exceed the credit which would have been allowed had all reasonable steps been taken (such steps including any claims which could be made by the relevant holder under the terms of the double taxation agreement between the US and the UK) to minimise such US tax.

Additional credits may be available to UK holders of New Shares who control directly or indirectly 10 per cent. or more of the voting power in New Telewest. Any such holders should consult their own tax advisers regarding the UK taxation of dividends received on the New Shares.

Capital Gains

A disposal (or deemed disposal) of New Shares by a shareholder may, depending on the shareholder’s circumstances and subject to any available exemptions and reliefs, give rise to a chargeable gain or an allowable loss for the purposes of the UK taxation of chargeable gains.

A shareholder who is an individual and who has, on or after 17 March 1998, ceased to be resident and ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who disposes of the New Shares during that period may be liable upon his return to UK capital gains tax arising during his period of absence (subject to any available exemptions or reliefs).

For a shareholder not within the charge to corporation tax, taper relief (which reduces a chargeable gain depending on the length of time for which an asset is held) may be available to reduce the amount of chargeable gain realised on a subsequent disposal. For a shareholder within the charge to corporation tax, indexation allowances should be available to reduce the amount of chargeable gain realised on a subsequent disposal (but not to increase or create any loss).

Stamp duty and SDRT

No SDRT will be payable in respect of any transfer of, or agreement to transfer, the New Shares.

No stamp duty will be payable in respect of any transfer of the New Shares in dematerialised form, for example by way of book-entry transfer through the DTC system. Provided that any instrument of transfer is executed and retained outside the UK and does not relate to any property situate, or to any matter or thing done or to be done, in the UK, no stamp duty will be payable in respect of other transfers of the New Shares.

Taxation of the Company, Telewest Jersey and TCN

No taxable credits are expected to be brought into account for the purposes of corporation tax on income by any of the Company, Telewest Jersey or TCN as a result of the release pursuant to the Financial Restructuring of certain of their debt and other financial obligations. In addition, no liabilities to corporation tax on chargeable gains are expected to arise in the Company or any of its subsidiaries as a result of the Financial Restructuring. Stamp duty will be payable in respect of the transfer of certain of the Company’s assets to Telewest UK pursuant to the Transfer Agreement; the aggregate duty payable is expected to be minimal.

Risks relating to tax losses

As a result of the Financial Restructuring, it is possible that there will be a change of ownership of the Company and its subsidiaries for the purposes of certain anti-avoidance provisions in the Income and Corporation Taxes Act 1988 which are designed to prevent the sale of tax losses and other tax reliefs. The relevant provisions do not contain a motive test, but apply wherever the stated criteria are met. In particular, where within the same three year period there is a change in the ownership of a trading company (as defined) and a major change in the nature or conduct of its trade, or a change of ownership of a trading company occurs after the scale of its trading activities has become small and before a considerable revival of the trade, then trading losses arising prior to the change in ownership will not be capable of offset against profits arising after the change in ownership. In the case of an investment company, deductions attributable to a period prior to a change in the ownership of the company will not be allowable against profits arising after the change in ownership if after the change there is a significant increase in the amount of the company’s capital or if, within the three year period before or the three year period after the change, there is a major change in the nature or conduct of the company’s business or if, in circumstances where the scale of the company’s business activities has become small or negligible prior to the change of ownership, there is a considerable revival of the business after the change of ownership.

Very broadly, there will be a change in the ownership of a company within the meaning of the relevant provisions if more than half of the company’s ordinary share capital (or more than half of its ultimate parent company’s ordinary share capital) is acquired by a single person or by persons who each acquire (whether or not incrementally) a shareholding of 5 per cent. or more, and for these purposes acquisitions over a three year period are taken into account. It may therefore not be possible to determine whether there has been a relevant change in ownership until some time after the Financial Restructuring.

The Company is managing its affairs and the affairs of its subsidiaries with a view to minimising the likelihood of the loss of existing tax losses and other tax reliefs in the event that the Financial Restructuring causes such a change of ownership.

2.    US federal income taxation

The following discussion is a summary of certain material US federal income tax consequences to Bondholders and beneficial owners of Eurobell Notes of receiving New Shares (or, in some cases, the Net Proceeds of Sale) in consideration for the cancellation of Notes pursuant to the Schemes and of owning and disposing of New Shares. It is not a complete analysis of all potential US federal income tax consequences that may be relevant to a Bondholder or beneficial owner of Eurobell Notes based on its particular tax situation. The discussion is based on the current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, applicable existing and proposed Treasury regulations, administrative rulings, notices and announcements and judicial decisions, as well as on the UK-US treaty, all as in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion also summarises certain US federal income tax consequences of the Transactions (defined below) to Telewest, Telewest Jersey, Telewest UK, and New Telewest, and briefly describes how the Transactions may effect the US federal income taxation of future earnings of New Telewest and its foreign subsidiaries.

For purposes of this discussion only, the term “Transactions” means collectively:

(i)	Telewest’s transfer of substantially all of its assets to Telewest UK in consideration for Telewest UK’s assumption of and/or satisfaction of Telewest’s liabilities (except certain excluded liabilities, including liabilities extinguished in the Schemes) and Telewest UK’s issuance of shares to New Telewest;

(ii)	New Telewest’s issuance of New Shares to the Escrow Agent for the benefit of Telewest Shareholders and Scheme Creditors (including Bondholders and beneficial owners of Eurobell Notes);

(iii)	the cancellation of Scheme Claims, including Notes, in consideration of the issue and/or distribution of New Shares pursuant to the Schemes; and

(iv)	the solvent liquidations of Telewest and Telewest Jersey.

For purposes of this discussion only, the term “United States Person” means:

(i)	an individual citizen or resident of the United States;

(ii)	a corporation (or other business entity classified as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or any political subdivision thereof;

(iii)	an estate the income of which is subject to US federal income taxation regardless of its source; or

(iv)	a trust that is subject to the supervision of a court within the United States and is subject to the control of one or more United States persons within the meaning of the Code.

An individual may be treated as a resident of the United States in any calendar year for US federal income tax purposes, instead of a non-resident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, an individual would count all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. Residents are taxed for US federal income tax purposes as if they were citizens of the United States.

For purposes of this discussion only, a “US Holder” is a Bondholder or beneficial owner of a Eurobell Note (in each case, other than in respect of any Ancillary Claim) that: (a) is a United States Person, (b) is the beneficial owner of one or more of the Notes as of the Effective Date and (c) receives New Shares (or, in some cases, the

Net Proceeds of Sale) in consideration for the cancellation of such Notes pursuant to the Schemes. A “Non-US Holder” is a Bondholder or beneficial owner of a Eurobell Note (in each case, other than in respect of any Ancillary Claim) that: (a) is not a United States Person, (b) is the beneficial owner of one or more of the Notes as of the Effective Date and (c) receives New Shares (or, in some cases, the Net Proceeds of Sale) in consideration for the cancellation of such Notes pursuant to the Schemes.

This discussion does not address all aspects of US federal income taxation that may be relevant to any particular US Holder or Non-US Holder based on such person’s individual circumstances. In particular, among other individual circumstances, the discussion does not address the potential application of the alternative minimum tax, any potential effect that the Transactions may have on any gain recognition agreement that may have been entered into by any person under section 367(a), or the US federal income tax consequences to persons subject to special rules, such as partnerships, expatriates, former long-term residents of the United States, financial institutions, financial services entities, brokers, dealers, traders in securities that elect to mark-to-market, persons that have taken a bad debt deduction with respect to Notes that will be cancelled in consideration of New Shares or have ceased accruing interest or original issue discount due to doubtful collectibility, insurance companies, tax-exempt entities, persons holding the Notes or that will hold New Shares as part of a hedge, straddle, constructive sale, conversion or other integrated financial transaction, and persons resident or ordinarily resident in the UK. The discussion addresses only US Holders that hold Notes, and will hold New Shares, as capital assets and that use the US Dollar as their functional currency. This discussion does not address the US federal income tax consequences to US Holders of receiving New Shares in consideration of any Ancillary Claims. This discussion does not address the US federal income tax consequences to a US Holder of the payment of or reimbursement by Telewest of such US Holder’s expenses, if any, associated with the Transactions. This discussion does not address any aspect of taxes other than US federal income taxes.

The US federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. The US federal income tax treatment of a beneficial owner of an interest in a pass-through entity generally will depend upon the status of such beneficial owner and the activities of the pass-through entity.

Each US Holder and Non-US Holder is urged to consult its own tax adviser about the US federal, state, local and non-US income tax consequences to it of the receipt of New Shares in consideration for the cancellation of Notes in the Transactions and the ownership of New Shares (including the receipt of dividends and the disposition of New Shares).

US federal income tax consequences of the Transactions

Telewest has received the opinion of KPMG LLP that the Transactions should constitute a “reorganisation,” within the meaning of section 368(a) of the Code, for US federal income tax purposes. The discussion below assumes that the Transactions constitute a “reorganisation” for US federal income tax purposes. Neither Telewest nor Telewest Jersey, however, has sought or plans to seek any rulings from the US Internal Revenue Service with respect to the tax consequences of the Transactions and therefore no assurance can be provided that the US Internal Revenue Service will not assert, or a court would not sustain, a contrary position. If the Transactions do not constitute a “reorganisation” for US federal income tax purposes, the US federal income tax consequences would differ from those described below.

US federal income tax consequences of the Transactions to Telewest, Telewest Jersey, Telewest UK, and New Telewest

Except as discussed in the next paragraph, neither the Transactions as a whole nor any single step comprising a part of the Transactions should result in any US gain or loss recognition to Telewest, Telewest Jersey, Telewest UK, or New Telewest. This conclusion is based on the assumption that none of the assets held by Telewest are United States real property interests within the meaning of the Code, and that Telewest has no trade or business in the United States.

If Telewest has any section 1248 shareholders (within the meaning of Treas. Reg. section 1.367(b)-2(b)), then Telewest is required to include in its income as a deemed dividend any section 1248 amounts (as defined in

Treas. Reg. section 1.367(b)-2(c)(1)) attributable to Telewest’s foreign subsidiaries. In addition, although the liquidation of Telewest generally should be tax-free, Telewest may realise income from discharge of indebtedness that may be excluded from gross income to the extent that Telewest is, before such discharge of indebtedness, insolvent (as determined for US federal income tax purposes). To the extent discharge of indebtedness income is excluded from Telewest’s gross income under the insolvency exception, certain of Telewest’s tax attributes should be reduced or eliminated. Nevertheless, because Telewest is not a United States Person and has no trade or business in the United States, Telewest generally is not subject to US federal income tax on income derived from sources outside the United States; accordingly, it is not anticipated that any current US federal income tax should result if Telewest must include as a deemed dividend any section 1248 amounts or realises cancellation of indebtedness income that is not excluded from gross income.

Future income of New Telewest subject to US federal income tax

The Transactions likely will result in a greater portion of New Telewest’s earnings being subject to US federal income tax than is currently the case for Telewest and might therefore subject New Telewest to a higher effective income tax rate than is currently the case for Telewest. Telewest and its foreign subsidiaries are not United States Persons and none of them have a trade or business in the United States; therefore, Telewest and its foreign subsidiaries generally are not subject to US federal income tax on their income derived from sources outside the United States. However, as a United States Person, New Telewest will be subject to US federal income tax on its worldwide income as such income is properly taken into account for US federal income tax purposes. In addition, because New Telewest will have foreign subsidiaries meeting the definition of a controlled foreign corporation within the meaning of the Code, certain earnings of the foreign subsidiaries may be taxable to New Telewest even if not distributed to New Telewest.

US federal income tax consequences of the Transactions to US Holders

The US federal income tax consequences of the Transactions to US Holders depend on whether the Notes cancelled in consideration of New Shares are “securities” for US federal income tax purposes. Whether a debt instrument is a security for US federal income tax purposes is a facts-and-circumstances determination based on the terms and conditions of the debt instrument. One of the most important factors considered is the fixed maturity of a debt instrument at its issuance. Debt instruments with a fixed maturity of five years or less when issued generally are not considered securities for US federal income tax purposes, whereas debt instruments with fixed maturities of ten years or more at issuance generally are considered securities for such purposes. Although the length of maturity is an important factor, the degree of participation and continuing interest in the business, the extent of proprietary interest compared with the similarity of the debt instrument to a cash payment and the purpose of the advance are also important factors. Based on their terms, including the short fixed maturity at issuance, it is likely that the Eurobell Notes are not securities for US federal income tax purposes. Based on their terms, including a longer fixed maturity at issuance, it is more likely that the Jersey Notes may be treated as securities for US federal income tax purposes. Based on their terms, including in most cases a fixed maturity of at least ten years at issuance, the remaining Notes should be securities for US federal income tax purposes.

The Escrow Agent will sell New Shares to which a Scheme Creditor is entitled on behalf of such Scheme Creditor where legal restrictions prevent the distribution of New Shares or make such distribution unduly onerous or where such Scheme Creditor has directed the Escrow Agent to sell such New Shares on its behalf and distribute to it the Net Proceeds of Sale. Where the Escrow Agent sells New Shares on behalf of a Scheme Creditor and distributes the Net Proceeds of Sale to such Scheme Creditor, such Scheme Creditor should be treated as receiving New Shares in the Transactions and then disposing of them in a taxable sale. The US federal income tax consequences to US Holders and Non-US Holders of the sale of New Shares are discussed below under the heading “US federal income tax consequences of owning New Shares—Taxable sale or exchange of New Shares.”

Under the Schemes, New Shares transferred to a US Holder in consideration for the cancellation of a Note (whether or not the Note is a security) are allocated pro rata between the principal amount of and any accrued but unpaid interest on the Note. Accordingly, for US federal income tax purposes, the New Shares distributed to a US Holder in consideration for the cancellation of a Note should be rateably allocated between the principal amount of and any accrued but unpaid interest on the Note. Nevertheless, as the law in this regard is unclear, there can be no assurance that the US Internal Revenue Service will respect this allocation and KPMG LLP is not opining on the allocation.

Notes are securities

If a US Holder receives New Shares in consideration for the cancellation of a Note that is a security for US federal income tax purposes, then, except as provided below, the US Holder generally should recognise no income, gain, or loss in the Transactions on the receipt of New Shares and cancellation of the Note. A US Holder should recognise ordinary income from sources outside the United States to the extent the US Holder receives New Shares that are attributable to any accrued but unpaid interest (not including original issue discount) that the US Holder has not previously included in income, even if the US Holder otherwise does not recognise gain or loss in the Transactions. A US Holder should recognise an ordinary loss to the extent the amount of any accrued but unpaid interest that the US Holder has previously included in income exceeds the fair market value of New Shares attributable to such interest. Although it is not free from doubt, a US Holder that has included accrued OID income will not be entitled to take a loss on the receipt of New Shares in consideration for the cancellation of a Note, but will take an increased basis in such New Shares equal to such US Holder’s adjusted tax basis in the Notes.

If a Note is denominated in a currency other than the US Dollar, a US Holder may recognise currency gain or loss in an amount that does not exceed the US Holder’s total gain or loss realised on the receipt of New Shares in consideration for the cancellation of a Note. The applicable Treasury Regulations require recognition of currency gain or loss on an exchange of a debt instrument for stock of the obligor but do not address receipt of shares of a party to a reorganisation other than the obligor. Accordingly, whether a US Holder is required to recognise currency gain or loss in the Transactions is not entirely clear. Currency gain or loss (if required to be recognised by a US Holder in respect of a Note that is a security) generally should be the difference between (i) the sum of the US Dollar values of the US Holder’s purchase price of the Note and any New Shares received with respect to accrued but unpaid interest previously included in the US Holder’s income, if any, both translated at the spot rate on the Effective Date, and (ii) the sum of the US Dollar value of the US Holder’s purchase price of the Note translated at the spot rate on the acquisition date and the US Dollar amount previously included in income in respect of the accrued but unpaid interest. Currency gain or loss generally will be ordinary income or loss from US sources.

A US Holder’s basis in New Shares received (other than New Shares attributable to any accrued but unpaid interest) should be the same as the US Holder’s basis in the Note cancelled in consideration thereof, adjusted for currency gain or loss recognised, if any. The basis of New Shares received with respect to any accrued but unpaid interest should be equal to the fair market value of New Shares received. A US Holder’s holding period with respect to New Shares should include the holding period of the Note cancelled in consideration thereof, except that the holding period of New Shares received with respect to any accrued but unpaid interest should begin on the day following the day on which New Shares are issued by New Telewest to the Escrow Agent.

New Shares that are received in consideration for the cancellation of a Note that is a security and that has accrued market discount as of the Effective Date will be subject to special rules discussed below under the heading “US federal income tax consequences of owning New Shares—Taxable sale or exchange of New Shares.”

Each US Holder that receives New Shares in consideration for the cancellation of a Note that is a security for US federal income tax purposes is required to retain certain records and file with the US Holder’s US federal income tax return a statement setting forth certain facts relating to the Schemes.

Each US Holder should consult its own tax adviser concerning whether the Notes are securities, the proper allocation of New Shares to accrued but unpaid interest on a Note, if any, recognition of currency gain or loss and the treatment of accrued market discount, if any.

Notes are not securities

If a US Holder receives New Shares in consideration for the cancellation of a Note that is not a security for US federal income tax purposes, then a US Holder generally will recognise gain or loss (including currency gain or loss, if any) in the Transactions on the receipt of New Shares and cancellation of a Note in an amount equal to the difference between (i) the fair market value of New Shares (other than New Shares attributable to any accrued but unpaid interest) and (ii) the US Holder’s adjusted tax basis in the Note. Gain or loss should be capital gain or loss except to the extent of any currency gain or loss (discussed below), in which case the gain or loss would be ordinary, or any accrued market discount, in which case the gain would be ordinary.

A US Holder should recognise ordinary income from sources outside the United States to the extent that the US Holder receives New Shares that are attributable to any accrued but unpaid interest that the US Holder has not previously included in income. A US Holder should recognise an ordinary loss to the extent the amount of any accrued but unpaid interest that the US Holder has previously included in income exceeds the fair market value of New Shares attributable to such interest.

If a Note is denominated in a currency other than the US Dollar, a US Holder should recognise currency gain or loss in an amount that does not exceed the US Holder’s total gain or loss realised on the receipt of New Shares in consideration for the cancellation of a Note. Currency gain or loss generally should be the difference between (i) the sum of the US Dollar values of the US Holder’s purchase price of the Note and any New Shares received with respect to accrued but unpaid interest previously included in the US Holder’s income, if any, both translated at the spot rate on the Effective Date, and (ii) the sum of the US Dollar value of the US Holder’s purchase price of the Note translated at the spot rate on the acquisition date and the US Dollar amount previously included in income in respect of the accrued but unpaid interest. Currency gain or loss generally will be ordinary income or loss from US sources.

A US Holder’s basis in New Shares should be equal to their fair market value. The US Holder’s holding period with respect to New Shares should begin on the day after the date New Shares are issued by New Telewest to the Escrow Agent.

US federal income tax consequences of owning New Shares

Dividends on New Shares

Dividends to US Holders

Dividends paid on New Shares should be included in the gross income of a US Holder as ordinary income from sources within the United States. In general, a distribution of cash or property should constitute a dividend for US federal income tax purposes to the extent paid from current or accumulated earnings and profits of New Telewest as determined for US federal income tax purposes. To the extent that a distribution exceeds New Telewest’s earnings and profits, it will be treated as a non-taxable return of capital to the extent of the US Holder’s adjusted tax basis in New Shares with respect to which the distribution is made (thus reducing the US Holder’s adjusted tax basis in such New Shares) and thereafter as capital gain. Dividends may be eligible for the dividends-received deduction generally available to US corporations with respect to dividends paid by other US corporations. Qualifying dividends received by noncorporate US Holders before 1 January 2009 should be taxed at the same preferential rate allowed for long-term capital gains if the US Holder meets certain eligibility requirements (including holding period).

Dividends to Non-US Holders

Dividends paid on New Shares should be subject to US withholding at a rate of 30 per cent. unless any one of the following requirements is satisfied:

(i)	at least 80 per cent. of New Telewest’s gross income from all sources for the previous three years (or, if shorter, the number of years New Telewest has been in existence) consists of foreign source income attributable to the active conduct of a trade or business outside the United States,

(ii)	the Non-US Holder is entitled to a reduced rate of US withholding tax on dividends because it is eligible for the benefits of a US income tax treaty, or

(iii)	the dividends are effectively connected with a trade or business and, if a US income tax treaty applies, are otherwise attributable to a permanent establishment in the United States (in which case, if the Non-US Holder is a foreign corporation, the branch profits tax may apply), and the Non-US Holder complies with applicable certification and disclosure requirements.

If New Telewest meets the 80 per cent. foreign business requirement described above, then an amount of the dividends equal to the percentage of New Telewest’s income from foreign business sources should not be subject to US withholding tax.

A Non-US Holder eligible for the benefits of the UK-US treaty should be subject to US withholding tax at a reduced rate of 15 per cent. A Non-US Holder must certify its residency on a properly executed US Internal Revenue Service Form W-8BEN to claim the benefits of a US income tax treaty, including the UK-US treaty. As long as New Shares are traded on the Nasdaq or other established financial market, a Non-US Holder should not be required to provide a US taxpayer identification number on the US Internal Revenue Service Form W-8BEN to claim treaty benefits.

If the dividends are effectively connected with a trade or business and, if a US income tax treaty applies, are otherwise attributable to a permanent establishment in the United States, a Non-US Holder should be subject to US federal income tax on a net basis on the amount of the dividends.

Taxable sale or exchange of New Shares

US Holders

Except as described below, a US Holder generally should recognise capital gain or loss on the taxable sale or other disposition treated as a taxable sale of New Shares (including a sale of New Shares by the Escrow Agent on behalf of a US Holder) in an amount equal to the difference between the US Holder’s adjusted tax basis in the New Shares and the amount realised from the sale or other disposition. Any gain or loss generally should be long-term capital gain or loss if the US Holder’s holding period of New Shares is more than one year on the date of the sale or exchange. Long-term capital gain generally should be eligible for reduced rates of taxation for individuals and certain non corporate taxpayers. The deductibility of capital losses is subject to limitations. Any gain or loss generally should be treated as arising from US sources.

New Shares that are received in consideration for the cancellation of a Note that is a security and that has accrued market discount as of the Effective Date will be subject to special rules. To the extent accrued market discount is not included in the US Holder’s income at the Effective Date, a US Holder will be required to recognise the accrued market discount as ordinary income when the US Holder disposes of the New Shares at a gain. Whether accrued market discount must be recognised on a sale or disposition of the New Shares at a loss is unclear, but if such recognition is required, a US Holder should realise an offsetting capital loss. Each US Holder should consult its own tax adviser concerning the treatment of accrued market discount.

Non-US Holders

Gain recognised by a Non-US Holder on the disposition of New Shares (including a sale of New Shares by the Escrow Agent on behalf of a Non-US Holder) should not be subject to US federal income tax unless:

(i)	the gain is effectively connected with the Non-US Holder’s conduct of a US trade or business and, if a US income tax treaty applies, is otherwise attributable to a permanent establishment in the United States (in which case, if the Non-US Holder is a foreign corporation, the branch profits tax may apply),

(ii)	the Non-US Holder is an individual present in the United States for at least 183 days during the taxable year of disposition and certain other conditions are met, or

(iii)	New Telewest is or has been a US real property holding corporation within the meaning of the Code at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-US Holder held New Shares.

New Telewest believes that it is not, and does not expect to become, a US real property holding corporation for US federal income tax purposes. However, no assurance can be given that New Telewest will not become a US real property holding corporation and Non-US Holders are urged to consult their tax advisors to determine the application of these rules to the disposition of New Shares.

Information reporting and backup withholding

Dividends from New Shares will, and proceeds from the sale, exchange, redemption or other disposition of New Shares may, be reported to the US Internal Revenue Service unless the holder (i) is a corporation, (ii) provides a properly executed US Internal Revenue Service Form W-8BEN or (iii) otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number or otherwise establish an exemption. Backup withholding tax is not an additional tax. The holder can claim a credit against its US federal income tax liability for the amount of any backup withholding tax and a refund of any excess amount provided that certain information is furnished to the US Internal Revenue Service.

PART XV: ADDITIONAL INFORMATION

1.	Material interest of Directors, Jersey Directors and Trustees

The following has been extracted, without amendment, from New Telewest’s Registration Statement:

“Directors, Interests and Employment Agreements

Telewest Directors

The names and principal functions of the directors of Telewest are set out below:

Name	Position held
Anthony William Paul Stenham	Non-Executive Chairman
Stephen Sands Cook	Group Strategy Director and General Counsel
Denise Patricia Byrne Kingsmill CBE	Non-Executive Director
William Anthony Rice	Non-Executive Director

The business address of each of the directors of Telewest is 160 Great Portland Street, London W1W 5QA.

Except as otherwise described in this shareholders’ circular and prospectus, the directors of Telewest perform no principal activities outside of Telewest where these are significant with respect to Telewest.

Directors’ and Others’ Interests

The beneficial interests in the share capital of Telewest of the directors of Telewest and of any person connected with them within the meaning of section 346 of the Companies Act 1985 which (i) have been notified to Telewest pursuant to sections 324 and 328 of the Companies Act 1985, or (ii) are required pursuant to section 325 of the Companies Act 1985 to be entered in the register of the Telewest directors’ interests maintained under that section, or (iii) are interests of persons connected with the directors of Telewest which would, if the connected person were a director of Telewest, be required to be notified under (i) and (ii) and the existence of which is known to, or could with reasonable due diligence be ascertained by, that Telewest director, as at                           , 2004 (being the latest practicable date prior to the publication of this shareholders’ circular and prospectus) were as follows:

Interests in Telewest Ordinary Shares

Telewest Director	Number of Telewest ordinary shares in which the director has a direct or indirect interest

Anthony Stenham	40,000
Stephen Cook	—
Denise Kingsmill	30,983
Anthony Rice	27,120

Total	98,103

Note:	As at , 2004 (being the latest practicable date prior to the publication of this shareholders’ circular and prospectus), the Telewest 1994 Employees’ Share Ownership Plan Trust, which is a discretionary trust under which all employees of Telewest are potential beneficiaries, held a total of Telewest ordinary shares. Stephen Cook is, for the purposes of the Companies Act 1985, regarded as being interested in all of the Telewest ordinary shares held by the trust in addition to his interest stated above.

Options of Telewest directors over Telewest ordinary shares under the Telewest 1995 (No.2) Executive Share Option Scheme and the Telewest 1995 Sharesave Scheme.

Director	Telewest ordinary shares under option	Exercise period	Exercise price (pence)

Anthony Stenham	10,977 [1]	02/01/04 – 07/31/04	88.3

Total	10,977

Stephen Cook	982,456 [2]	06/30/03 – 06/29/10	228.0
	421,052 [2]	11/21/03 – 11/20/10	114.0
	10,977 [1]	02/01/04 – 07/31/04	88.3
	583,333 [2]	06/07/04 – 06/06/11	120.0
	233,333[2]	11/16/04 – 11/15/11	75.0

Total	2,231,151

Notes:

1	Telewest 1995 Sharesave Scheme options.
2	Telewest 1995 (No. 2) Executive Share options (subject to performance conditions).

Except as disclosed above, none of the directors of Telewest nor any person connected with them has any interest in the share capital of Telewest or any of its subsidiaries.

Telewest Directors’ Employment Agreements

Stephen Cook has an employment contract with Telewest Communications Group Limited. No employment agreement between any Telewest director and Telewest or any subsidiary of Telewest has been entered into or varied since June 12, 2003, the date of the last annual general meeting of Telewest when all such agreements were made available for inspection, nor has any agreement or variation been proposed, with the exception of Stephen Cook’s employment agreement, which was amended on July 17, 2003, and details of which are set out below. Telewest’s annual report and accounts for the year ended December 31, 2002 contained summary details in respect of these agreements, with the exception of the amendment made to Stephen Cook’s employment agreement on July 17, 2003.

On July 17, 2003, Stephen Cook’s employment agreement was amended to provide that Mr. Cook is entitled to terminate his employment, with immediate effect, at any time within 90 days from the completion of the Financial Restructuring. If Mr. Cook were to terminate his employment in this manner, he would be entitled to one year’s salary, one year’s worth of benefits and a pro-rated portion of any bonus payable for the financial year in which the termination occurs.

Telewest Directors’ Interests in Transactions

No Telewest director has or has had any interest, direct or indirect, in any transactions which are or were unusual in their nature or conditions or are or were significant to Telewest’s business and that (i) were effected by Telewest or any subsidiary of Telewest during the current or immediately preceding financial year, or (ii) were effected by Telewest or any subsidiary of Telewest during an earlier financial year and that remain in any respect outstanding or unperformed.”

End of extract from Registration Statement

Telewest Jersey

The Jersey Directors are Cob Stenham and Stephen Cook. Both of them are also directors of Telewest and their interests in the Financial Restructuring are disclosed above, in paragraph 12 of Part II and in Part X of this document.

Noteholders’ Trustee and Jersey Noteholders’ Trustee

Other than with respect to the payment of its fees and expenses, the fees and expenses of its advisers, any indemnity owed to it under the Jersey Indenture and the Company Indentures, and the separate indemnity owed to it by Telewest in respect of obligations pursuant to the Schemes, Law Debenture Trust Company of New York, as successor trustee to The Bank of New York as the Noteholders’ Trustee and the Jersey Noteholders’ Trustee, has no material interests in the Financial Restructuring.

Save as disclosed above, none of the Directors, the Jersey Directors, the Noteholders’ Trustee nor the Jersey Noteholders’ Trustee has any material interest (whether as director, member, optionholder, creditor or otherwise) in the Financial Restructuring.

2.    Litigation relating to the Financial Restructuring and its settlement

Eximius has commenced or joined three claims related to the Financial Restructuring which have been commenced in the United States against Telewest and other defendants. Telewest has been informed that W.R. Huff is an adviser to Eximius, but that Eximius is not a member of the same group of companies as W.R. Huff. The background and nature of these claims is separately described in the paragraph headed “Eximius Litigation” in Part IX of this document.

As a result of the execution of the term sheet signed by Telewest, Telewest Jersey, the Bondholder Committee, W.R. Huff, Liberty Media and IDT on 12 September 2003, the parties to these claims agreed to stay each of the litigations pending completion of the Financial Restructuring as contemplated in the term sheet, and to dismiss the claims with prejudice on completion of the Financial Restructuring.

On •• 2004, Telewest and some of its officers, directors and affiliates (including Liberty Media and IDT) entered into an agreement with a group of plaintiffs that consists of Eximius Capital Funding, Ltd., Angelo Gordon & Co., L.P., Oaktree Capital Management, LLC, Capital Research and Management Company, Goldentree Asset Management, LP, W.R. Huff CM, L.L.C., WRH High Yield Partners, L.P., and Qwest Occupational Health Trust to settle claims made by one or more of the plaintiffs in actions in the United States against Telewest, the Directors and certain former directors of Telewest and a Liberty Media affiliate.

The release agreement, which is conditional upon the Effective Date, provides that the parties covenant not to sue each other and fully, finally and forever to release each other from any and all claims arising out of, relating to or in connection with Telewest or any of its shares, debentures or derivative agreements.

In addition, prior to the sanction of the Telewest Scheme by the High Court, W.R. Huff is expected to procure the consent of The Huff Alternative Fund LP to the withdrawal or dismissal of the winding-up petition presented by Crédit Agricole Indosuez in respect of Telewest dated 29 October 2002 and the taking of all steps that are necessary to inform the High Court of such consent.

3.    Bondholder Voting Agreements

In this paragraph and in paragraphs 4 and 5 below, the term Bondholder includes Holders of the Eurobell Notes.

The members of the Bondholder Committee, W.R. Huff and Liberty Media, in aggregate, hold, or have the right to vote, approximately • per cent. of the aggregate amount of the Telewest Known Scheme Claims and hold, or have the right to vote, approximately • per cent. of the aggregate amount of the Jersey Known Scheme Claims. Each of the members of the Bondholder Committee, W.R. Huff and Liberty Media entered into a voting agreement on •• 2004 with Telewest and Telewest Jersey, under which they each agreed inter alia:

•	to vote all of the Scheme Claims in respect of the Notes that they hold, or have the right to vote, in favour of the relevant Scheme;

•	except as already commenced but stayed or otherwise held in abeyance, not to take any action against Telewest or any of its subsidiaries, including Telewest Jersey, in connection with defaults or events of default under the Indentures or the implementation of certain steps to be taken in connection with the Financial Restructuring;

•

not to vote in favour of, or otherwise support, in respect of Telewest, Telewest Jersey or TCN, or all or substantially all of the assets of any of them, any involuntary insolvency or similar proceeding, the appointment of a receiver or administrator, any scheme of arrangement or voluntary restructuring, or any other compromise with creditors (other than in connection with the Financial Restructuring);

•	not to sell, transfer or assign any Notes held as of the date of the voting agreements except to a person who also enters into a written undertaking to be bound by the terms of the voting agreement; and

•	to act in good faith to consummate the transactions contemplated by the Financial Restructuring.

In consideration for the undertakings in the agreement, Telewest and Telewest Jersey undertook to take all acts reasonably necessary to effect the Financial Restructuring as promptly as possible.

The Bondholders have the ability to terminate the voting agreements upon the occurrence of any of the following:

•	if the Effective Date or the Jersey Effective Date does not occur by the later of • • 2004 or 60 days after the date of the votes by Scheme Creditors at the Meetings, subject to such vote occurring on or before • • 2004;

•	Telewest or any administrator appointed in respect of Telewest or Telewest Jersey either withdraws the Telewest Scheme or the Jersey Scheme or does not confirm upon request its intention to continue with and recommend the Financial Restructuring;

•	the failure to obtain any order of a court of England and Wales, or Jersey, when applied for, or the requisite majority votes of the Scheme Creditors or Shareholders, when sought, in connection with the Financial Restructuring, or each of the Telewest Order, the Jersey Order and the Jersey UK Order, by the later of • • 2004 or 60 days after the date of the votes by Scheme Creditors at the Meetings, subject to such vote occurring on or before • • 2004;

•	the making of a permanent order of any court or governmental body restraining, enjoining or otherwise preventing the consummation of the Financial Restructuring;

•	the failure of Telewest to pay, on or prior to the date of any vote required by the Bondholder parties to the voting agreements, all fees and expenses of the Bondholder parties to the voting agreements and their advisers and counsel properly submitted for reimbursement at least five business days prior to such date;

•	a material adverse change to Telewest’s business plan or a material adverse change to the assets, liabilities, business or prospects of Telewest or its subsidiaries;

•	a material change to the Telewest Scheme, the Jersey Scheme, or the Amended Senior Secured Credit Facility after the date of the voting agreements; and

•	any member of the Bondholder Committee, W.R. Huff, Liberty Media and/or IDT either terminates its obligations under its voting agreement or materially changes its voting agreement.

Where the Bondholder performs investment management services for the beneficial owner of the Notes, the requirements of the agreement will not apply to the Notes involved if the advisory relationship is terminated for certain reasons not related to the subject matter of the voting agreement, or to Notes disposed of by the beneficial owner at the direction of the Bondholder.

Under the voting agreements, the term sheet signed on 12 September 2003 among Telewest, Telewest Jersey, the members of the Bondholder Committee, W.R. Huff, Liberty Media and IDT that sets out the general terms of the Financial Restructuring is superseded, except that, among other things, the following obligations continue in full force:

•	after the public mailing of this document, Telewest, the Board and Telewest’s management will provide certain members of the Bondholder Committee and W.R. Huff with access and assistance in connection with a due diligence review of Telewest and New Telewest and Telewest will work with those parties to present a business plan, based on Telewest’s current long-range plan; Telewest has agreed to allow the due diligence review to begin early, and has been providing certain members of the Bondholder Committee and W.R. Huff with the contemplated access and assistance; and

•	Telewest will pay in full on demand through the conclusion of the Financial Restructuring all reasonable fees and expenses of outside counsel and other outside advisers to each member of the Bondholder Committee and W.R. Huff incurred in connection with the Financial Restructuring, including, among other things:

•	any proceeding and any litigation in which a member of the Bondholder Committee or W.R. Huff is or may be involved relating to the Financial Restructuring; and

•	any due diligence or other investigation conducted by or on behalf of any member of the Bondholder Committee or W.R. Huff.

Telewest agrees that, to the extent that any information material to Scheme Creditors emerges from the due diligence review described above that is not already included in this document, Telewest will make that information available to all Scheme Creditors as soon as is reasonably practicable.

For additional information on the costs and expenses of the Financial Restructuring, see paragraph 15 of this Part XV of this document.

The term sheet signed on 12 September 2003 also reflects the parties’ intention that, immediately after the Financial Restructuring is completed, New Telewest’s board of directors will undertake a review of New Telewest’s management practices and team to ensure compliance with best practices in the US and UK and will consider supplementing the management team.

It is anticipated that some Bondholders, including potentially some or all of the Bondholders who designated a member of New Telewest’s initial board of directors, will become significant stockholders of New Telewest as a result of the Financial Restructuring. In accordance with the term sheet signed on 12 September 2003, almost all of the current directors of New Telewest were designated by members of the Bondholder Committee and W.R. Huff. See Part X of this document for further details of the management. None of the parties to the term sheet or voting agreements will have any further rights in respect of the election of directors or the appointment of executive officers of New Telewest after the Effective Date.

The voting agreements do not preclude any member of the Bondholder Committee, W.R. Huff or Liberty Media from purchasing additional Notes, provided that any additional Notes held as of the Record Date will be subject to the terms of the agreement. The voting agreements entered into by members of the Bondholder Committee and W.R. Huff are governed by the laws of the State of New York.

4.    Liberty Media Voting Agreement

Liberty Media currently beneficially owns over 25 per cent. of Telewest’s share capital. Liberty Media entered into a voting agreement with Telewest and Telewest Jersey on •• 2004 pursuant to which it agreed, inter alia,:

•	to vote its claims as a Bondholder as described in paragraph 3 above;

•	to grant its consent (such consent to include (without limitation) the written consent required under the Relationship Agreement) to Telewest, TCN and Telewest Jersey taking certain steps and actions required in order to effect (i) the Financial Restructuring, or (ii) the novation and/or equitisation of certain intercompany loans between Telewest, TCN, Telewest UK and certain of their subsidiaries required as a condition precedent to the Amended Senior Secured Credit Facility Agreement, and to unconditionally waive all and any rights it, or any director of Telewest appointed by it, may have under the Articles, the Relationship Agreement or under any other contractual arrangements in place with respect to Telewest, in so far as such rights relate to the steps and actions required in order to effect (i) and (ii) above;

•	to vote, or procure that the relevant registered holders shall vote, in favour of both the Resolution and the shareholders’ resolutions necessary to authorise the members’ voluntary liquidation of Telewest following the Effective Date;

•	except as already commenced but stayed or otherwise held in abeyance, not to take any action against Telewest or any of its subsidiaries, including Telewest Jersey, in connection with defaults or events of default under the Indentures or the implementation of certain steps to be taken in connection with the Financial Restructuring;

•	not to vote in favour of, or otherwise support, in respect of Telewest, Telewest Jersey and TCN, or all or substantially all of the assets of any of them, any involuntary insolvency or similar proceeding, the appointment of a receiver or administrator, any scheme of arrangement or voluntary restructuring, or any other compromise with creditors (other than in connection with the Financial Restructuring);

•	not to sell, transfer or assign any Notes or Telewest Shares that are subject to the voting agreement except to a person who enters into a written undertaking to be bound by the terms of the voting agreement; and

•	to act in good faith to consummate the transactions contemplated by the Financial Restructuring.

Liberty Media’s voting agreement also contains a prohibition on New Telewest’s and its subsidiaries’ disposal of the shares or assets of designated subsidiaries involved in the construction, development, management and operation of cable television and communications networks without the prior written consent of Liberty Media. The prohibition is substantially similar to that contained in the Relationship Agreement. In aggregate, these subsidiaries account for a material portion of Telewest’s business. The prohibition restates certain contractual rights that Liberty Media had under the Relationship Agreement and is intended to prevent the occurrence of adverse tax consequences to Liberty Media related to a gain recognition agreement entered into between Liberty Media and the US Internal Revenue Service in 1994. Liberty Media will not receive any additional commercial benefit from this restatement of its contractual rights.

Liberty Media’s consent is not required under the voting agreement for strategic combinations or merger transactions that do not involve the disposition of the shares or assets of the designated subsidiaries, including any transaction involving the acquisition or disposition of all of the stock or assets of New Telewest. In addition, Liberty Media has agreed not to withhold its consent to a transaction if the transaction, in its reasonable judgment, would not require it to recognise gain under its gain recognition agreement with the US Internal Revenue Service.

The prohibition on the disposition of the shares or assets of designated subsidiaries under the voting agreement will remain in effect until the earliest occurrence of the following:

•	Liberty Media’s disposal of its entire shareholding in New Telewest in a taxable transaction for US income tax purposes;

•	the expiration of Liberty Media’s gain recognition agreement with the Internal Revenue Service due to the satisfaction of requirements under US Treasury regulations; and

•	1 January 2005.

Under the voting agreement, Liberty Media will use its reasonable commercial efforts to cause its gain recognition agreement with the Internal Revenue Service to expire as soon as reasonably practicable.

The voting agreement can be terminated under the same circumstances as the Bondholder voting agreements described above (except as to Bondholder expense reimbursement), except that the voting agreement may also be terminated if, without the prior written consent of Liberty Media, Telewest:

•	does not pay, upon the mailing of this document, any and all fees and expenses incurred by Liberty Media in connection with the Financial Restructuring as to £1.2 million;

•	enters into a material acquisition or disposal outside the ordinary course of business;

•	borrows in aggregate in excess of £50 million or grants security interests over assets with an aggregate value of more than £50 million;

•	allots or issues shares of Telewest under certain circumstances;

•	appoints or removes Telewest’s chief executive officer;

•	increases the number of Directors beyond 16; or

•	enters into a transaction to which the UK City Code on Takeovers and Mergers will apply.

In consideration for the undertakings in the agreement, Telewest and Telewest Jersey undertook to take all acts reasonably necessary to effect the Financial Restructuring as promptly as possible.

The voting agreement is governed by the laws of the State of New York.

5.    IDT Voting Agreement

IDT beneficially owned over 23 per cent. of Telewest’s issued share capital as of 7 January 2004. According to public statements of Liberty Media, as at 31 December 2003 approximately 15.51 per cent. of IDT’s outstanding share capital was held directly or indirectly by Liberty Media. Liberty Media’s interest in IDT equates to 2.36 per cent. of the voting power of IDT’s outstanding share capital. IDT entered into a voting agreement with Telewest and Telewest Jersey on •• 2004 in which it agreed, inter alia,:

•	to vote all of its Telewest Shares in favour of both the Resolution and the shareholders’ resolutions necessary to authorise the members’ voluntary liquidation of Telewest following the Effective Date;

•	not to vote in favour of, or otherwise support, in respect of Telewest, Telewest Jersey and TCN, or all or substantially all of the assets of any of them, any involuntary insolvency or similar proceeding, the appointment of a receiver or administrator, any scheme of arrangement or voluntary restructuring, or any other compromise with creditors (other than in connection with the Financial Restructuring);

•	not to sell, transfer or assign any Telewest Shares except to a person who enters into a written undertaking to be bound by the terms of the voting agreement; and

•	to act in good faith to consummate the transactions contemplated by the Financial Restructuring.

In consideration for the undertakings in the agreement, Telewest and Telewest Jersey undertook to take all acts reasonably necessary to effect the Financial Restructuring as promptly as possible.

The voting agreement can be terminated under the same circumstances as the Bondholder voting agreements described above (except as to Bondholder or Liberty Media expense reimbursement) and is governed by the laws of the State of New York.

6.    Termination of the Relationship Agreement

Simultaneously with its delivery of a voting agreement on • • 2004, Liberty Media entered into an agreement terminating the Relationship Agreement effective on the Effective Date. The Relationship Agreement restricts Telewest from entering into specified transactions, such as material acquisitions and disposals, the issuance of equity securities, the incurrence of indebtedness, and the appointment or removal of the chief executive officer of Telewest without the consent of Liberty Media. In addition, the Articles provide Liberty Media with the right to appoint three directors to the Board as long as it holds more than 12.5 per cent. of the Telewest Shares. Liberty Media voluntarily withdrew the directors it had appointed to the Board pursuant to the Relationship Agreement on 17 July 2002. Liberty Media has not exercised its director appointment rights under the Articles since that time.

Under the agreement terminating the Relationship Agreement, Telewest warrants to Liberty Media that (i) since it withdrew its directors from the Board on 17 July 2002, Telewest has not taken any action that would have required Liberty Media’s consent under certain of the provisions of the Relationship Agreement without such consent having been obtained and (ii) to the knowledge of the Directors, Telewest did not take such action prior to 17 July 2002 without such consent having been obtained. For additional information relating to the Relationship Agreement, see the paragraph under the heading “Liberty Media—Relationship Agreement” in Part XII of this document.

7.    Registration Rights Agreement

In connection with the Financial Restructuring, New Telewest has agreed to enter into a registration rights agreement for the benefit of all persons where resales of New Shares received pursuant to the Schemes may be subject to the limitations of Rule 145 under the Securities Act. These persons are referred to in this section as “New Shareholders.” Any person who delivers to New Telewest a written statement indicating that such person could reasonably be considered an “underwriter” under Rule 145 under the Securities Act of New Shares transferred to that person in connection with the Schemes and who delivers to New Telewest an executed joinder agreement can become a party to the registration rights agreement and therefore a New Shareholder (unless counsel to New Telewest opines that that person should not be considered to be an underwriter).

Under the registration rights agreement, New Telewest will file a shelf registration statement for the New Shares held by New Shareholders so as to permit the offer and sale to the public of those shares. New Telewest will keep the shelf registration statement effective until the earlier of:

•	the date that all New Shareholders have disposed of all of the New Shares that they hold; and

•	two years from the Effective Date.

New Telewest will also grant to (i) each New Shareholder that will beneficially own at least 5 per cent. of the New Shares outstanding immediately after the Financial Restructuring and (ii) any group of New Shareholders beneficially owning in aggregate at least 5 per cent. of the outstanding New Shares, the right to cause New Telewest to file, at New Telewest’s expense, registration statements under the Securities Act, covering resales of the New Shares held by them. In either case, the aggregate value of the shares being registered must be at least $15 million, at least 3 per cent. of the number of outstanding New Shares must be registered and only one registration demand may be made in any 180-day period. The right to cause New Telewest to file a registration statement may not be exercised if the shelf registration statement is still effective, except in connection with an underwritten offering.

New Telewest will also grant customary “piggy back” registration rights under the registration rights agreement, which will give New Shareholders the right to require New Telewest to include all or a portion of their shares in a registration of common stock proposed by New Telewest under the Securities Act. In addition, New Telewest has agreed to provide customary indemnification and contribution obligations with respect to liabilities that New Shareholders may become subject to in connection with the rights granted under the registration rights agreement.

The rights under the registration rights agreement will terminate on the later of the date that the New Shareholders could sell their New Shares free of any volume limitations imposed by Rule 144 and Rule 145 under the Securities Act and the date that all New Shareholders have disposed of all of their New Shares. In addition, beginning on the second anniversary of the Effective Date, the rights of any New Shareholder will terminate (and that person will cease to be a party to the registration rights agreement) on the date that that person (together with its affiliates) beneficially owns shares of New Telewest common stock that constitute less than 1 per cent. of the outstanding New Shares.

8. Certain	Financial Disclosures

The following has been extracted, without amendment, from New Telewest’s Registration Statement:

“In order to facilitate the Financial Restructuring discussions, certain non-public information has been presented to the Bondholder Committee, W.R. Huff, the Senior Lenders and their respective advisers. Included in this material were financial projections and monthly updates of selected financial information.

The financial projections and monthly financial information were not prepared with a view toward public disclosure, and are included in this shareholders’ circular and prospectus only because they were exchanged by Telewest’s management, the Bondholder Committee and W.R. Huff for purposes of engaging in discussions with respect to the Financial Restructuring and are included to give Telewest’s shareholders access to information that is not publicly available. You should not place undue reliance on this information.

Selected Financial Projections

The information contained in the table below is derived from Telewest’s current long-range plan and assumes the successful implementation of the Financial Restructuring. Telewest as a matter of course does not make public financial forecasts as to future performance or earnings. However, in connection with the discussions concerning the proposed Financial Restructuring, Telewest’s management furnished financial projections.

The financial projections set out below were prepared by Telewest’s management in 2003 and are based on Telewest’s UK GAAP accounts. No similar information has been prepared in accordance with US GAAP or has been reconciled to US GAAP. New Telewest will not publish any financial information prepared in accordance with UK GAAP in the future.

KPMG Audit plc, Telewest’s independent accountants, has not examined, compiled or performed any procedures with respect to the financial forecasts and, accordingly, expresses no opinion nor any other form of assurance with respect to them and assumes no responsibility. KPMG disclaims any association with the prospective financial information. KPMG’s report included in this shareholders’ circular and prospectus relates to Telewest’s historical financial information. It does not extend to the financial projections and should not be read to do so. The financial projections were not prepared by Telewest’s management with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, US GAAP or the standards required for a profit forecast under the UKLA Listing Rules.

The financial projections are not guarantees of the performance of Telewest or New Telewest. The financial projections are forward-looking statements that are subject to a number of significant risks, uncertainties and assumptions, and should be read with caution. See “Risk Factors” above. The financial projections are subjective in many respects and are therefore susceptible to interpretation and periodic revision based on actual experience and recent developments. In addition, they do not include any of the accounting adjustments that will be required in connection with either the Financial Restructuring or the application of “fresh start” accounting.

While presented with numeric specificity, the financial projections reflect numerous important assumptions made by Telewest’s management in light of business, industry and market conditions at the time of their preparation. Many of these assumptions are beyond Telewest’s control.

In preparing the financial projections, Telewest’s management made the following assumptions, among others:

•	that future general economic trends will be in line with current UK economic forecasts, and inflation rates will remain at or near the current retail price index for the UK;

•	that conditions in the telecommunications industry and the UK cable and internet markets, in respect of both the regulatory and competitive environments in which Telewest operates, will remain relatively unchanged;

•	that selling prices for Telewest’s products will reflect stable yet competitive market conditions;

•	that contracts currently in place will be maintained;

•	that the anticipated growth in sales volumes through expansion in current markets, particularly in respect of broadband and data products, is achieved;

•	that continued cost reductions, although at a declining rate as costs are reduced, and efficiencies are achieved;

•	that costs of acquired services and materials essential to the provision of Telewest’s services will continue to be competitively priced;

•	that network maintenance costs will remain stable;

•	that employee wages and benefits will change in line with inflation forecasts;

•	that capital investment can be maintained at current levels through the use of existing network capacity rather than significant network expansion and investment in new product development, and by ensuring efficient recovery and re-use of customer premises equipment; and

•	that prevailing interest rates and their impact on future borrowing costs will be in line with current general UK economic expectations.

Telewest cannot assure you that the assumptions made in preparing the financial projections or the financial projections themselves will prove accurate. Actual results may be materially lower than the financial projections. Neither Telewest nor New Telewest intends to (and each of Telewest and New Telewest specifically disclaims any obligations to) make publicly available any update or other revisions to the following financial projections, except as required under the UK Listing Rules.

The financial projections provided in the table below were prepared on a comparable basis to Telewest’s management accounts and in accordance with UK GAAP, which are the accounting standards that Telewest has historically applied. No similar information has been prepared in accordance with US GAAP or has been reconciled to US GAAP. New Telewest will not publish any financial information prepared in accordance with UK GAAP in the future.

PROJECTED CONSOLIDATED SUMMARY FINANCIAL DATA

	Projected financial year ending December 31,
(£ in millions)	2004	2005	2006	2007

Total revenue	1,389	1,503	1,624	1,751
Total operating costs and expenses (excluding depreciation and amortization)	909	937	973	1,007
Other income/(expense)	(3)	21	30	37
Operating profit/(loss)	(3)	142	297	412
Net profit/(loss)	(188)	(20)	173	311

Capital expenditure	285	275	272	258
Depreciation and amortization	480	445	385	369
Net interest expense	185	163	124	100

Total debt	2,004	1,646	1,362	942
Cash	191	0	0	0

Note:	Other income/(expense) includes the share of net losses/profits of affiliates and costs associated with the Financial Restructuring of £16 million in 2004.

Summary of significant assumptions and basis of preparation

(i)	Terms, and completion, of the schemes. These projections, which were presented to certain noteholders and their advisers, assumed an effective date for the Telewest and Telewest Jersey schemes of February 14, 2004 with allowed claims and interest treated in accordance with the treatment provided for them in the schemes.

(ii)	Net interest expense. For the period until February 14, 2004, the calculation of interest expense on various components of debt was based upon the terms of the existing senior secured credit facility, Telewest’s lease/vendor financing arrangements and Telewest’s notes and debentures. Thereafter, the net interest expense will be based upon the terms of the proposed amended senior secured credit facility and Telewest’s lease/vendor financing agreements. Interest income was based upon estimated market rates on cash balances. Net interest expense also includes gains or losses associated with currency movements in relation to Telewest’s dollar-denominated debt.

(iii)	Total debt. The projections of Telewest’s total debt were based upon the availability of funding under the proposed amended senior secured credit facility (once it becomes unconditional) and estimates regarding other current components of debt. The projections for the financial years ending December 31, 2006 and 2007 assumed that the proposed amended senior secured credit facility will be refinanced on maturity.

The projections for the years ending December 31, 2004 to 2007, or the 2004-2007 Projections, in the table above were prepared in 2003 for internal planning purposes only and not with a view to public disclosure. In particular, these projections were not prepared to the standard required for a profit forecast under the UKLA Listing Rules and, accordingly, Telewest withdraws them.

Neither Telewest nor New Telewest, nor any of their respective directors or advisers, makes any representation, express or implied, with regard to the 2004-2007 Projections, nor do any of them assume any responsibility for the accuracy, completeness or reasonableness of that information.

The inclusion of the 2004-2007 Projections in this shareholders’ circular and prospectus should not be regarded as an indication that any of Telewest, New Telewest, their respective directors or their respective advisers considered or considers such information to be a reliable indication of future performance. This information should not be relied upon as a reliable indicator of future performance and no representation is given by any person that the results will be achieved. The assumptions used in preparing the 2004-2007 Projections were inherently subject to significant uncertainties and actual results will differ, perhaps materially, from those projected. Except as required under the UK Listing Rules, neither Telewest nor New Telewest intends to publish any update in relation to the information contained in the table above.

Monthly Unaudited Financial Data

The information provided in the table below is drawn from Telewest’s UK GAAP management accounts. Telewest as a matter of course does not make public monthly financial results. However, in connection with the discussions concerning the proposed Financial Restructuring, Telewest’s management furnished monthly financial data to certain members of the Bondholder Committee, W.R. Huff and their advisers.

The monthly unaudited financial data and other information provided in the table below were prepared in accordance with UK GAAP, which are the accounting standards that Telewest has historically applied. No similar information has been prepared on a monthly basis in accordance with US GAAP or has been reconciled to US GAAP. Telewest does, however, publish quarterly US GAAP and UK GAAP financial information. New Telewest will not publish any financial information prepared in accordance with UK GAAP in the future.

	2004
(£ in millions, except operating data)	January	February

Total revenue	110	108
Total operating costs and expenses	(110)	(110)

Operating loss	0	(2)

Net profit	16	8

Capital expenditure	17	18
Depreciation and amortization	(39)	(41)
Net interest expense	(37)	(36)
Foreign exchange gain	51	48

Total debt[1]	5,408	5,370
Cash	407	424

Operating Data:
Total residential subscribers	1,733,187	1,737,292
Household penetration	37.1%	37.2%
Percentage triple-service subscribers	17.5%	18.1%
Total cable television subscribers	1,276,097	1,280,566
Total residential telephony subscribers	1,603,043	1,607,461
Total internet subscribers	662,244	675,393
Business telephony accounts	69,030	67,792

1	Excludes interest payable of £427 million at January 31 and £451 million at February 29, 2004.

Telewest’s UK GAAP management accounts are prepared before the elimination of inter-segmental revenues (inter-company sales in Telewest’s content segment are costs in its cable segment which are eliminated on consolidation) and operating costs and expenses are stated in the management accounts before Financial Restructuring charges.”

End of extract from Registration Statement

9.	Effects of the Financial Restructuring on the Telewest Share Schemes and the Flextech Share Schemes

If the Telewest Scheme is sanctioned by the High Court, holders of options granted under the Telewest Share Schemes and the Flextech Share Schemes will be entitled to exercise their options (and acquire Telewest Shares) within the time periods specified in the rules of each scheme. These time periods range from a maximum of one month to a maximum of six months from the date that the Telewest Scheme is sanctioned by the High Court or the date on which they are notified of such sanction. To the extent that holders of options granted under the Telewest Sharesave Scheme and the Flextech 1995 Sharesave Scheme wish to exercise their options, the number of Telewest Shares available for subscription will be restricted to those which can be subscribed with the proceeds of their savings contract at the date of exercise. Options that are not exercised within the time periods specified in the relevant rules will lapse. All of the outstanding options have exercise prices that are currently higher than the market value of a Telewest Share.

Share awards granted under the Telewest Share Schemes will vest and be released in full following the date on which holders of awards are notified that the Telewest Scheme has been sanctioned by the High Court. The Telewest Shares that will be used to satisfy these awards are currently held in the Telewest 1994 Employees’ Share Ownership Plan (the “Trust”) or will be issued by Telewest on the vesting of the share awards.

Holders of options granted under the Telewest Share Schemes and the Flextech Share Schemes who exercise their options, and holders of share awards granted under the Telewest Share Schemes who have been transferred Telewest Shares from the Trust, and appear on the register of members of Telewest at the close of business on the last day of dealings prior to the Effective Date will receive New Shares. To the extent that any Telewest Shares remain in the Trust, the trustee will receive New Shares. In accordance with the Trust deed, the trustee may pay or apply the income and capital of the assets held in the Trust to, and for, the benefit of such beneficiaries in such shares and in such manner as the trustee, in its absolute discretion, thinks fit.

10.	Litigation

Other than as set out under the heading “The Business of Telewest—Legal Proceedings” in Part IX of this document, neither Telewest nor any of its subsidiaries is or has been engaged in any legal or arbitration proceedings, nor are any such proceedings pending or threatened by or against them, which may have, or have had during the past twelve months, a significant effect on Telewest’s and its subsidiaries’ financial position.

11.	Material contracts

The following has been extracted, without amendment, from New Telewest’s Registration Statement:

“Telewest

Except for the contracts described below, there have been no contracts entered into by any member of the Telewest group other than in the ordinary course of business (i) within the two years immediately preceding the publication of this shareholders’ circular and prospectus that are, or may be, material or (ii) that contain any provision under which any member of the Telewest group has any obligation or entitlement which is material to the group as at the date of this shareholders’ circular and prospectus:

(i)	The Relationship Agreement, entered into between Microsoft Corporation, Liberty Media International Inc., Liberty Holdings, Inc., Liberty UK, Inc. and Telewest on March 3, 2000, and amended as of May 18, 2001, provides, among other things:

(a)	that for so long as either Microsoft Corporation or Liberty Media holds 15% or more of Telewest’s issued share capital, the consent of Microsoft and Liberty Media must be obtained by Telewest before:

(aa)	making any material acquisition or disposal out of the ordinary course of business, including any transaction which would qualify as a Class 2 transaction for the purposes of the Listing Rules of the UK Listing Authority or which the Telewest directors intend, or are required, to announce;

(bb)	incurring any borrowings or indebtedness in excess of £50 million in aggregate (other than existing facilities) or granting any security interests in any assets which have a fair market value of £50 million or more (other than existing security interests);

(cc)	allotting or issuing shares or securities convertible into shares or granting options;

(dd)	appointing or removing the chief executive officer of Telewest; or

(ee)	increasing the number of directors holding office beyond 16;

(b)	that Liberty Media and Microsoft will vote their shares, and will cause any directors designated by them under Telewest’s articles of association to vote on any matter requiring Telewest board approval, in the manner that would most likely continue the status quo without materially increasing Telewest’s financial obligations or materially deviating from Telewest’s approved budget and business plan;

(c)	that any proposed transfers of Telewest ordinary shares or Telewest limited voting shares by Microsoft or Liberty Media (other than intra-group transfers) will be subject to rights of first refusal in favor of the other and rights of first offer as between Microsoft and Liberty Media in the event of certain changes of control of Microsoft or Liberty Media;

(d)	for certain anti-dilution provisions in favor of Microsoft and Liberty Media entitling the relevant shareholder to subscribe (at the time of the dilutive issue) for additional newly issued shares to the extent that such subscription does not result in a change of control for the purposes of Telewest’s notes, in which event the relevant shareholder shall have the right to subscribe for the balance in Telewest limited voting shares;

(e)	for certain non-compete provisions such that changes to the scope of Telewest’s business require the consent of Microsoft and Liberty Media; and

(f)	that prior to the purchase of any Telewest shares from a third party, Microsoft and Liberty Media shall notify Telewest and, prior to such purchase, redesignate sufficient number of their Telewest ordinary shares into Telewest limited voting shares;

(ii)	A sale and purchase agreement dated November 1, 2000 between Telewest and Deutsche Telekom AG relating to the sale and purchase of the entire issued share capital of Eurobell (Holdings) PLC. The terms of the Eurobell sale and purchase agreement provided that Telewest would pay an initial and deferred consideration to Deutsche Telekom AG in the form of 5% Accreting Convertible Notes on the terms and in the amounts described below. Upon completion of the transaction, Telewest issued an Accreting Convertible Note in the sum of £220 million to Deutsche Telekom AG in consideration for the transfer of:

(aa)	the entire issued share capital of Eurobell (£71.7 million);

(bb)	the assignment of an inter-company loan previously owed by Eurobell to Deutsche Telekom AG (£128.3 million); and

(cc)	a cash payment remitted to Eurobell by Deutsche Telekom AG following the acquisition (£20 million).

On January 15, 2001, Deutsche Telekom AG remitted a further cash payment to Eurobell in the sum of £30 million and Telewest issued an additional Accreting Convertible Note to Deutsche Telekom AG in the sum of £30 million. In addition, pursuant to the terms of the Eurobell sale and purchase agreement, Telewest agreed to pay to Deutsche Telekom AG a further amount as deferred consideration conditional upon the turnover of Eurobell for the year ended December 31, 2000 exceeding a target amount. An additional Accreting Convertible Note was issued to Deutsche Telekom AG on April 2, 2001 by Telewest in the amount of £3.5 million in respect of this deferred consideration;

(iii)	5% Accreting Convertible Notes due 2003 were issued by Telewest in favor of Deutsche Telekom AG in three separate notes dated November 1, 2000, January 15, 2001 and April 2, 2001 of aggregate principal amount of £253.5 million. The notes were issued in exchange for the purchase of the entire share capital of Eurobell (Holdings) plc. The Accreting Convertible Notes were cancelled and reissued on May 30, 2003, in connection with a transfer by Deutsche Telekom to several investment funds and, in connection with such transfer, the holders’ right to convert the notes into Telewest ordinary shares was terminated. Telewest received no consideration for the transfer other than termination of the conversion right. Telewest was obliged to pay the accreted value of the Accreting Convertible Notes in cash at the maturity date, being November 1, 2003; however, Telewest defaulted on such payment and such claims will be compromised in the Financial Restructuring;

(iv)

On March 16, 2001, Telewest Communications Networks Limited, referred to herein as TCN, and Telewest Finance Corporation, as borrowers, and certain subsidiaries and associated partnerships of TCN entered into the existing senior secured credit facility. The credit facilities contemplated under the existing senior secured credit facility totalled £2,250 million, comprising £2,000 million of term credit, revolving credit and ancillary credit facilities made available by a syndicate of banks and financial institutions and a term credit facility of up to the US dollar equivalent of £250 million to be made available by institutional investors that acceded to the existing senior secured credit facility on or after the date of its execution. The proceeds of the facilities were used in part to prepay the indebtedness outstanding under the loan agreement entered into by TCN dated May 17, 1999 and the loan agreement entered into by Flextech dated January 25, 2000 (as amended and restated on April 11, 2000) and thereafter to finance general corporate purposes and working capital requirements of TCN and all its subsidiaries, subsidiary undertakings and associated partnerships from time to time.

On October 17, 2001, Telewest announced that GE Capital Structured Finance Group Limited, an affiliate of GE Capital, had agreed to make available £125 million as part of the additional £250 million institutional investor facility. In addition, on March 12, 2002, Telewest announced that Newcourt Capital (UK) Ltd., a subsidiary of CIT Group Inc., had agreed to make available a further £20 million of institutional funding as part of the £250 million institutional investor facility.

Indebtedness under the existing senior secured credit facility is secured by the assets of TCN and certain of its subsidiaries and associated partnerships, including security interests over partnership interests and shares of subsidiaries. The credit facilities (other than the institutional investor facilities) bear interest at a rate determined by reference to LIBOR plus a margin of between 0.5% and 2.00% per annum (depending on the ratio of indebtedness of TCN and its subsidiaries to quarterly annualized consolidated net operating cash flow of TCN and its subsidiaries from time to time). The institutional investor facilities bear interest at a rate determined by reference to LIBOR plus a margin of up to 4.00%. The terms of the existing senior secured credit facility require compliance by TCN and certain of its subsidiaries and associated partnerships with the financial and other covenants (including restrictions on the making of disposals, incurrence of indebtedness and acquisitions) in the existing senior secured credit facility. Failure to comply with those covenants could result in all amounts outstanding thereunder becoming immediately due and payable;

(v)	An International Swap Dealers Association, Inc. (ISDA) Master Agreement, and the schedule thereto, each dated as of July 11, 2001 between Telewest Communications Holdco Limited, or TCH, and Toronto-Dominion Bank relating to an equity swap transaction between Toronto-Dominion Bank and TCH. The equity swap transaction was secured by means of a legal charge granted by Flextech Investments (Jersey) Limited, or FIJL, in favor of Toronto-Dominion Bank over 55% of the ordinary shares in the capital of SMG plc held by Dominbank Nominees Limited on behalf of FIJL and originally provided for a maturity period of one year. The loan maturity period was extended in July 2002 by agreement between Telewest and Toronto Dominion Bank and was due to expire on January 13, 2003;

(vi)	A termination agreement dated October 18, 2002 between Telewest Communications Holdco Limited, Telewest, The Toronto-Dominion Bank, London Branch, Flextech Investments (Jersey) Limited and Salomon Brothers U.K. Equity Limited providing for the termination of, and repayment of the outstanding principal amount plus accrued interest (up to a maximum of approximately £26.3 million) under, an equity swap transaction and the release of related security interests;

(vii)	A sale agreement dated November 6, 2002 between Flextech Investments (Jersey) Limited, Telewest and Salomon Brothers U.K. Equity Limited relating to the sale of approximately 53 million ordinary shares held by Flextech Investments (Jersey) Limited, or the SMG Shares, in the capital of SMG. Amounts owing under the equity swap transaction were secured by means of a legal charge over the SMG Shares prior to the repayment of the outstanding amounts and the release of security. The terms of the sale agreement provided that Salomon Brothers U.K. Equity Limited would procure purchasers for the SMG Shares at a price of 85 pence per SMG share representing, in aggregate, a total of approximately £45.1 million, in aggregate. The sale of the SMG Shares was completed on November 11, 2002. Telewest paid Citigroup 1% of the gross proceeds of the sale of the SMG Shares;

(viii)

Voting agreements dated                  , 2004 between Telewest, Telewest Jersey and certain holders of Telewest’s notes and debentures (the “Consenting Noteholders”) in connection with the Financial Restructuring pursuant to which Telewest and Telewest Jersey undertake to take all acts reasonably necessary to effect the Financial Restructuring in consideration for the Consenting Noteholders undertaking, among other things (i) to vote in favor of the relevant scheme of arrangement; (ii) not to take certain actions that could prejudice the successful completion of the Financial Restructuring; and (iii) not to sell any notes or debentures except to a person who also enters into a written undertaking to be bound by the terms of the voting agreement. The voting agreements provide that the undertakings of each Consenting Noteholder shall terminate (unless waived by the Consenting Noteholder) if, among other things, (i) the Telewest and Telewest Jersey schemes fail to become effective by the later of 90 days after the date of the commitment letter or 60 days after the date of any vote by creditors to approve the Telewest scheme and the Telewest Jersey schemes, subject to that vote occurring on or before 75 days after the date of the commitment letter; (ii) Telewest, or any administrator appointed in respect of Telewest, or Telewest Jersey either withdraws the Telewest scheme or the Telewest Jersey schemes or does not confirm upon request its intention to continue with and recommend the Financial Restructuring; or (iii) there has been a material change to the Telewest scheme, the Telewest Jersey schemes, or the proposed amended senior secured credit facility. In addition, the termination, or a material change, by a noteholder, IDT or Liberty Media of its obligations under its voting agreement shall give each noteholder, IDT and Liberty Media (except any of them that has already terminated its obligations under its voting agreement, as appropriate) the right, in certain circumstances, to elect to terminate its obligations under its voting agreement. The voting agreements supersede the terms of a term sheet entered into by the Consenting Noteholders, except with respect to, among other things, (i) the review of New Telewest’s management practices and team, (ii) the due diligence reviews of Telewest and New Telewest by certain of the Consenting Noteholders, and (iii) the payment of fees and expenses of the Consenting Noteholders incurred in connection with the Financial Restructuring. These agreements are further described under the heading “The Financial Restructuring—Interests of Certain Persons in the Financial Restructuring—Noteholders and Shareholders—Noteholder Voting Agreements;”

(ix)	A voting agreement dated , 2004 between Telewest, Telewest Jersey, New Telewest and Liberty Media in connection with the Financial Restructuring pursuant to which Telewest and Telewest Jersey undertake to take all acts reasonably necessary to effect the Financial Restructuring, and Telewest undertakes to pay Liberty Media immediately upon posting of the public documents in respect of the Telewest scheme all fees and expenses incurred by Liberty Media in an amount as to £1.2 million, in consideration for Liberty Media undertaking, among other things (i) to vote in favour of the relevant scheme of arrangement; (ii) to vote in favor of the shareholders’ resolution necessary to complete the Financial Restructuring and the shareholders’ resolutions necessary to authorize the shareholders’ voluntary liquidation of Telewest; (iii) not to take certain actions that could prejudice the successful completion of the Financial Restructuring; (iv) not to sell any notes, debentures or shares except to a person who also enters into a written undertaking to be bound by the terms of the voting agreement; (v) to grant Telewest the required consent under the relationship agreement; and (vi) to terminate the relationship agreement with Telewest. The voting agreement provides that the undertakings of Liberty Media shall terminate (unless waived by Liberty Media) if, among other things, (i) the Telewest and Telewest Jersey schemes fail to become effective by the later of 90 days after the date of the commitment letter or 60 days after the date of any vote by creditors to approve the Telewest scheme and the Telewest Jersey schemes, subject to that vote occurring on or before 75 days after the date of the commitment letter; (ii) Telewest, or any administrator appointed in respect of Telewest, or Telewest Jersey either withdraws the Telewest scheme or the Telewest Jersey schemes or does not confirm upon request its intention to continue with and recommend the Financial Restructuring; or (iii) there has been a material change to the Telewest scheme, the Telewest Jersey schemes, or the proposed amended senior secured credit facility. In addition, the termination, or a material change, by a noteholder, IDT or Liberty Media of its obligations under its voting agreement shall give each noteholder, IDT and Liberty Media (except any of them that has already terminated its obligations under its voting agreement or materially changed its voting agreement, as appropriate) the right, in certain circumstances, to elect to terminate its obligations under its voting agreement. The voting agreement supersedes the term sheet, except with respect to, among other things, (i) the review of New Telewest’s management practices and team, (ii) the due diligence reviews of Telewest and New Telewest by certain of the Consenting Noteholders, and (iii) the payment of fees and expenses of the Consenting Noteholders incurred in connection with the Financial Restructuring.

The voting agreement also contains a covenant that New Telewest will not take certain actions in respect of a number of companies in the Telewest group that may cause Liberty Media to breach a US ‘gain recognition’ agreement and therefore become liable to taxation in the US. This agreement is further described under the heading “The Financial Restructuring—Interests of Certain Persons in the Financial Restructuring—Noteholders and Shareholders—Shareholder Voting Agreements—Liberty Media;”

(x)	A termination agreement dated , 2004 between Telewest, Liberty Media International, Inc., Liberty UK Holdings, Inc., and Liberty UK, Inc. providing for the termination of the Relationship Agreement between the parties, conditional upon the Telewest scheme becoming effective;

(xi)	A voting agreement dated , 2004 between Telewest, Telewest Jersey and IDT Corporation in connection with the Financial Restructuring pursuant to which Telewest and Telewest Jersey undertake to take all acts reasonably necessary to effect the Financial Restructuring in consideration for IDT undertaking, among other things (i) to vote in favour of the shareholders’ resolution necessary to complete the Financial Restructuring and the shareholders’ resolutions necessary to authorize the shareholders’ voluntary liquidation of Telewest; (ii) not to take certain actions that could prejudice the successful completion of the Financial Restructuring; and (iii) not to sell any shares except to a person who enters into a written undertaking to be bound by the terms of the voting agreement. The voting agreement provides that the undertakings of IDT shall terminate (unless waived by IDT) if, among other things, (i) the Telewest and Telewest Jersey schemes fail to become effective by the later of 90 days after the date of the commitment letter or 60 days after the date of any vote by creditors to approve the Telewest scheme and the Telewest Jersey schemes, subject to that vote occurring on or before 75 days after the date of the commitment letter; (ii) Telewest, or any administrator appointed in respect of Telewest, or Telewest Jersey either withdraws the Telewest scheme or the Telewest Jersey schemes or does not confirm upon request its intention to continue with and recommend the Financial Restructuring; or (iii) there has been a material change to the Telewest scheme, the Telewest Jersey schemes, or the proposed amended senior secured credit facility. In addition, the termination, or a material change, by a noteholder, IDT or Liberty Media of its obligations under its voting agreement shall give each noteholder, IDT and Liberty Media (except any of them that has already terminated its obligations under its voting agreement or materially changed its voting agreement, as appropriate) the right, in certain circumstances, to elect to terminate its obligations under its voting agreement. The voting agreement supersedes the term sheet, except with respect to, among other things, (i) the review of New Telewest’s management practices and team, (ii) the due diligence reviews of Telewest and New Telewest by certain of the Consenting Noteholders, and (iii) the payment of fees and expenses of the Consenting Noteholders incurred in connection with the Financial Restructuring. This agreement is further described under the heading “The Financial Restructuring—Interests of Certain Persons in the Financial Restructuring—Noteholders and Shareholders—Shareholder Voting Agreements—IDT Corporation;”

(xii)	The Transfer Agreement dated , 2004 between Telewest, New Telewest and Telewest UK providing for the transfer of substantially all of the assets of Telewest (including the shares in TCN and Telewest’s other operating companies, but excluding the shares in Telewest Jersey and the subscriber share in New Telewest) to Telewest UK in consideration for Telewest UK assuming responsibility for the satisfaction of substantially all the debts, obligations and liabilities of Telewest, except those compromised pursuant to the Telewest scheme, certain expenses arising as a result of the Financial Restructuring and those liabilities paid out of the cash amount held in trust and allotting and issuing shares to New Telewest. Conditional on the Telewest scheme becoming effective, New Telewest will allot and issue shares to an escrow agent for distribution in accordance with the terms of the Telewest and the Telewest Jersey schemes. Pursuant to the Transfer Agreement, Telewest UK will also indemnify Telewest and Telewest Jersey in respect of all their respective existing or future liabilities, except for those debts, obligations and liabilities compromised in the schemes, certain expenses arising as a result of the Financial Restructuring and those liabilities paid out of the cash amount held in trust by Telewest. This agreement is further described under the heading “The Financial Restructuring—Structure of the Financial Restructuring—Transfer Agreement;”

(xiii)	A commitment letter (subject to conditions) dated , 2004 between Telewest, TCN and the Senior Lenders setting out the terms and conditions on which the Senior Lenders confirm that they are prepared to make available to TCN the proposed amended senior secured credit facility, subject to the execution of the amended senior secured credit facility, pursuant to which Telewest and TCN undertake that, proposed among other things (i) TCN will not make any further drawings under the existing senior secured credit facility; (ii) Telewest and TCN will not make, or fund the making of, any payments in respect of principal or cash interest that is owing, or may become owing, in respect of the notes and debentures of Telewest and Telewest Jersey; (iii) neither TCN nor any of its subsidiaries will make payments restricted under the existing senior secured credit facility; (iv) within five business days of the signing of the commitment letter, Telewest will repay to TCN the sum of £41 million (together with accrued interest) held in trust for repayment to TCN pursuant to the terms of the trust deed dated October 1, 2002, which repayment would result in the amount being subject to the Senior Lenders’ security interest; and (v) Telewest will use reasonable endeavours to procure the termination of the relationship agreement by Media One and Microsoft and a release of their accrued rights under that agreement. The commitment letter provides that the Senior Lenders holding at least two-thirds in value of the total commitments may terminate the Senior Lenders’ obligations under the commitment letter to provide the facilities under the terms of the proposed amended senior secured credit facility upon notice to Telewest and TCN of the occurrence of one or more events, including, among others, (i) the Telewest and Telewest Jersey schemes failing to become effective on or before the latter of 90 days after the execution of the commitment letter or 60 days after the date of any vote by creditors to approve the Telewest scheme and the Telewest Jersey schemes, subject to such vote occurring on or before 75 days after the execution of the commitment letter; (ii) Telewest withdrawing the Telewest scheme or Telewest Jersey withdrawing the Telewest Jersey schemes, or indicates in writing its intention to do so or states publicly that it will not support the Financial Restructuring, or not confirming to certain Senior Lenders within 48 hours of a request that it is its intention to continue with and recommend the Financial Restructuring or there is, in the opinion of the Senior Lenders holding two-thirds of the value of the total commitments, a material change in the terms of the Telewest scheme or Telewest Jersey schemes; or (iii) any event occurs which, in the opinion of the Senior Lenders holding at least two-thirds of the value of the total commitments, has a material adverse change to the business plan of Telewest or a material adverse change to the assets, liabilities, business or prospects of Telewest or affects the ability of TCN and its subsidiaries, Telewest, New Telewest or Telewest UK to perform all or any of their respective material obligations under the proposed amended senior secured credit facility and related documents. This agreement is further described under the heading “Proposed Amended Senior Secured Credit Facility;”

(xiv)	Assuming that none of the termination events to the commitment letter described above occur, the proposed amended senior secured credit facility will come into effect on the effective date of the Telewest scheme subject to the satisfaction by TCN of various conditions precedent to effectiveness, one of which is the Telewest scheme becoming effective. The proposed amended senior secured credit facility will amend and restate in its entirety the existing senior secured credit facility.

The proposed amended senior secured credit facility will provide TCN (as borrower) with committed credit facilities of £2,030 million in aggregate together with uncommitted credit facilities of £125 million in aggregate. Of the committed credit facility, £1,885 million will mature on December 31, 2005 and £145 million will mature on June 30, 2006. Of the uncommitted facility, £20 million will be freely available to TCN and £105 million will be available to be drawn by TCN only with the prior written consent of the Senior Lenders holding at least two-thirds in value of the total commitments. The facilities contemplated to be made available to TCN under the proposed amended senior secured credit facility will be secured by (i) the security interests already existing in relation to the existing senior secured credit facility, namely security interests over, among other things, the assets of TCN and certain of its subsidiaries, Telewest’s shares in TCN and loans owed by TCN and certain of its subsidiaries to Telewest, and (ii) additional new security interests over, among other things, the assets of Telewest UK. This agreement is further described under the heading “Proposed Amended Senior Secured Credit Facility;”

(xv)	Deeds of novations dated [ ], 2004 between Telewest, TCN and each of the Royal Bank of Scotland, JP Morgan, The Bank of New York and Crédit Agricole Indosuez pursuant to which all the rights, liabilities, duties and obligations of Telewest under the existing swap agreements will be transferred to TCN on the completion of the Transfer Agreement in consideration for the payment by Telewest to TCN of an amount equal to the liability incurred by TCN in assuming the obligations under the existing swap agreements;

(xvi)	Swap settlement agreements dated , 2004 between Telewest, TCN and each of The Royal Bank of Scotland, JP Morgan, The Bank of New York and Crédit Agricole Indosuez pursuant to which all of the outstanding liabilities under the existing swap agreements will be discharged on the date that the Telewest scheme becomes effective in consideration for TCN entering into a £1 billion notional amount fixed-for-floating interest rate swap for a period of three years, set at a 90 basis point premium over a market-based swap rate. In addition, the swap counterparties have agreed not to bring any legal action against Telewest in relation to the existing swap agreements. These agreements are further described under the heading “The Financial Restructuring—Structure of the Financial Restructuring—Settlement Agreements;”

(xvii)	A waiver agreement (subject to conditions) dated , 2004 between Telewest, TCN, Royal Bank Leasing Limited for itself and as agent for W. & G. Lease Finance Limited and Lombard Corporate Finance (June 2) Limited and Royal Bank of Scotland (Industrial Leasing) Limited (together RB Leasing), pursuant to which RB Leasing waives the breaches of terms of the RB Leases including those that have arisen, or that may arise as a result of the Financial Restructuring in consideration for Telewest agreeing to, among other things (i) a reduced term in respect of the RB Leases with TCN; (ii) an increase in the margin on the RB Leases; (iii) the amendment of the rental profile on each RB Lease to include a balloon rental to fully amortize RB Leasing’s investment in each RB Lease; (iv) the payment of a default waiver fee of 1.50 per cent., or approximately £471,000 on the capital amount outstanding on all of the RB Leases as at March 31, 2004; (v) the payment by TCN of a supplementary rental in an amount of approximately £529,000 on September 30, 2006 in respect of the RB Leases; and (vi) the payment of any swap breakage costs which may arise in 2006 following the revised maturity of the RB Leases with TCN. The total value of consideration provided by Telewest and TCN is approximately £1 million. This agreement is further described under the heading “The Financial Restructuring—Structure of the Financial Restructuring—Settlement Agreements;”

(xviii)	A litigation release agreement dated , 2004 between Telewest, certain of its present and former officers, directors and affiliates (including Liberty Media and IDT) and a group of plaintiffs consisting of Eximius Capital Funding, Ltd., Angelo Gordon & Co., L.P., Oaktree Capital Management, LLC, Capital Research and Management Company, Goldentree Asset Management, LP, W.R. Huff CM, L.L.C., WRH High Yield Partners, L.P., and Qwest Occupational Health Trust pursuant to which, conditional upon the Telewest scheme becoming effective, claims made by one or more of the plaintiffs in actions in the United States against Telewest, its directors and certain former officers and a Liberty Media affiliate are settled, the parties covenant not to sue each other, and to fully, finally and forever release each other, with respect to any and all claims arising out of, relating to, or in connection with Telewest or any of its shares, debentures or derivative agreements. This agreement is further described under the heading “The Financial Restructuring—Structure of the Financial Restructuring—Settlement Agreements;”

(xix)	The Term Sheet dated September 12, 2003 among Telewest, Telewest Jersey, W.R. Huff Asset Management Co., L.L.C., the members of the Bondholder Committee, Liberty Media and IDT relating to the terms of the Financial Restructuring. The various voting agreements supersede the term sheet, except with respect to, among other things, (i) the review of New Telewest’s management practices and team, (ii) the due diligence reviews of Telewest and New Telewest by certain of the Consenting Noteholders, and (iii) the payment of fees and expenses of the Consenting Noteholders incurred in connection with the Financial Restructuring; and

(xx)	On November 25, 2003, Telewest entered into a letter agreement with New Telewest pursuant to which it agreed, through the effective date of the Financial Restructuring, to contribute or otherwise supply sufficient funds to New Telewest to enable it to meet any claims (including, without limitation, claims for reimbursement of expenses) to indemnify its directors and officers under its certificate of incorporation and by-laws and under any contractual agreement with such directors and executive officers disclosed in, or contemplated by the transactions described in, this shareholders’ circular and prospectus.”

End of extract from Registration Statement

12.    Significant changes

Telewest

There has been no significant change in the financial or trading position of Telewest and its subsidiaries since 31 December 2003 (being the end of the last financial period for which preliminary financial statements were published).

13.    Consents

KPMG has given and not withdrawn its written consent to the issue of this document with the inclusion in it of its name and report and references to them in the form and context in which they appear.

Citigroup has given and not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear.

Gleacher has given and not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear.

14.    Financial information

The financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Act.

The statutory accounts of Telewest for the three years ended 31 December 2002 have been delivered to the Registrar of Companies. The auditor of Telewest made reports under section 235 of the Act in respect of each set of statutory accounts and each report was an unqualified report and did not contain a statement under section 237(2) or (3) of the Act.

15.    Costs of the Financial Restructuring

As at 31 December 2003, Telewest had incurred costs in relation to the Financial Restructuring of approximately £47 million (excluding VAT) consisting of £22 million and £25 million in 2002 and 2003, respectively. Assuming that the Schemes are implemented on the timetable contemplated in this document, Telewest estimates that the total costs and expenses payable by the Group in relation to the Financial Restructuring (including amounts payable to advisers, but excluding amounts payable to current and former employees), for the period beginning with the engagement of financial advisers to assist Telewest in exploring options to address funding requirements in April 2002 to the Effective Date, will be approximately £110 million (excluding VAT).

As is customary in a financial restructuring of the nature proposed by Telewest, in addition to the costs and expenses of its own advisers, members of the Group have agreed to pay the compensation and the fees of the steering committee and co-ordinating committee of the Senior Lenders and Law Debenture Trust Company of New York, as Noteholders’ Trustee and Jersey Noteholders’ Trustee. Telewest has also agreed to pay the professional fees and expenses of certain advisers, including those of the Senior Lenders, the Swap Counterparties, RB Leasing, the Bondholder Committee, Liberty Media, W.R. Huff and Law Debenture Trust Company of New York.

Details of the costs and expenses paid, and anticipated to be paid, in connection with the Financial Restructuring are set out in the table below.

The following has been extracted, without amendment, from New Telewest’s Registration Statement:

“Party	Description	Accrued to December 31, 2003	Pro Forma 2004, through completion of the Financial Restructuring(1)	Total
		(in thousands)
Alpine Capital	Former financial advisors to Telewest	£1,901	£0	£1,901
Cadwalader, Wickersham & Taft LLP	UK legal counsel to Bondholder Committee	2,981	384	3,365
Citigroup Global Markets Limited	Financial advisers to Telewest	1,172	11,964	13,136	(2)
Deloitte & Touche	Advisers to the Bondholder Committee	556	0	556
Executive search firms	For services in connection with the selection of directors for New Telewest	280	0	280
Financial printer	Printers for financial documents	0	675	675
Freshfields Bruckhaus Deringer	UK legal counsel to Telewest	7,594	3,400	10,994	(5)
Fried Frank Harris Shriver & Jacobson LLP	US legal counsel to Bondholder Committee and New Telewest	4,117	2,045	6,162
Gleacher Shacklock Limited	Financial advisers to the company	2,009	1,991	4,000	(6)
KPMG	Accountants to Telewest	2,175	2,043	4,218
Liberty Media International, Inc.	Significant shareholder and bondholder of Telewest	0	1,200	1,200	(7)
PricewaterhouseCoopers	Accountants to Senior Lenders	1,665	305	1,970	(8)
Proskauer Rose	Legal adviser to W.R. Huff	469	0	469
Public relations firms	PR advice in connection with the Financial Restructuring	750	600	1,350
RB Lease fees	Default waiver fees and costs and expenses, including legal expenses, to finance lease counterparties(9)	0	400	400
Senior Lenders	Fees related to proposed amended senior secured credit facility	8,372	31,555	39,927	(4)
Swap counterparties	Reimbursement of costs and expenses, including legal costs, in connection with swaps settlements(3)	0	300	300
UBS Securities, LLC	Financial advisers to the Bondholder Committee	4,995	1,094	6,089	(10)
Weil, Gotshal & Manges	US, banking and finance counsel to Telewest	6,020	2,474	8,494
W.R. Huff Asset Management	Significant bondholder	939	2,415	3,354	(11)
Other transaction related expenses		919	713	1,632

		£46,914	£63,558	£110,472	(12)

(1)	Assumes that advisors’ costs, fees and expenses continue to be incurred through the month of June 2004.
(2)	Citigroup was engaged in April of 2002 to advise Telewest on strategic options and to commence discussions with the Bondholder Committee. Pursuant to the terms of Citigroup’s engagement, Telewest agreed to pay Citigroup a financial advisory fee expected to be approximately £13 million, approximately £12 million of which will be payable upon the completion of the Financial Restructuring.
(3)	See “The Financial Restructuring—Structure of the Financial Restructuring—Settlement Agreements—Settlement with Swap Counterparties.”

(4)	Represents fees and expenses (including legal expenses) of CIBC World Markets plc, as agent to the Senior Lenders, and the banks comprising the steering and coordinating committees of the Senior Lenders, of approximately £7 million at December 31, 2003, plus anticipated additional fees and expenses of approximately £2.8 million prior to the completion of the Financial Restructuring. Also includes the commitment fee payable to the Senior Lenders upon execution of the commitment letter of £8.12 million and an amendment fee of £22.33 million payable to the Senior Lenders on the effective date of the Telewest and Telewest Jersey schemes. Does not include a fee of between 0% and 0.75% (depending on the ratio of Total Senior Debt to Consolidated Annualized TCN Group Net Operating Cash Flow) of the commitments under the proposed amended senior secured credit facility payable on the earlier of February 28, 2005 and the date on which quarterly management accounts and compliance certificates are delivered in respect of the quarter ending December 31, 2004. See “Proposed Amended Senior Secured Credit Facility.”
(5)	Includes fees of Queen’s Counsel to Telewest.
(6)	Gleacher was engaged in July 2002 to advise Telewest’s board of directors on strategic options. Pursuant to the terms of Gleacher’s engagement, Telewest agreed to pay Gleacher a financial advisory fee of £4 million which, subject to a final review, may be increased to £5 million at the discretion of the Telewest board, with previously paid retainer fees to be credited towards any such advisory fee.
(7)	Pursuant to the September 12, 2003 term sheet, Telewest has agreed to pay fees and expenses incurred by Liberty Media up to £1.2 million.
(8)	Pursuant to the terms of the proposed amended senior secured credit facility, the Senior Lenders and their agent are entitled to reimbursement for all expenses incurred in relation to the appointment of PwC to prepare a report regarding the structure of the Financial Restructuring for the Senior Lenders.
(9)	See “The Financial Restructuring—Structure of the Financial Restructuring—Settlement Agreements—Waiver of Breaches of Master Leasing Agreements.”
(10)	Pursuant to the terms of an engagement letter among UBS, the Bondholder Committee and Telewest, dated June 15, 2002, in connection with the services provided as financial advisor to the Bondholder Committee, UBS is entitled to a fee of $250,000 a month plus reimbursement for all out-of-pocket expenses reasonably incurred (expected to be approximately $6.9 million through completion of the Financial Restructuring). In addition, upon completion of the Financial Restructuring, UBS will be entitled to receive a minimum cash fee and a number of shares of New Telewest common stock (not expected to exceed 1.0% of the outstanding New Telewest common stock) based on a formula that varies according to the value of the consideration received by the bondholders in the Financial Restructuring as determined by UBS and the Bondholder Committee, and the number of shares of New Telewest common stock outstanding on that date. The value of the new shares of New Telewest common stock to be issued to UBS is not reflected in the table. Telewest has paid £1,915,176 ($3 million) into escrow for payment of the cash portion of UBS’ fee, which is reflected in amounts accrued to December 31, 2003.
(11)	Telewest has agreed that it will pay the reasonable fees and expenses of each member of the Bondholder Committee and W.R. Huff, including outside advisers’ fees, incurred in connection with the Financial Restructuring, including, among other things, expenses related to (i) any proceeding and any litigation in which a member of the Bondholder Committee or W.R. Huff is or may be involved relating to the Financial Restructuring, and (ii) any due diligence or other investigation conducted by or on behalf of any member of the Bondholder Committee or W.R. Huff. Telewest has paid W.R. Huff approximately £2.4 million ($4 million) for advisory services rendered in connection with the Financial Restructuring and its review of the operations of Telewest and to reimburse W.R. Huff for expenses reasonably incurred in connection with those services.
(12)	Does not include the value of the shares to which UBS is entitled under its engagement letter with Telewest, the 90 basis point premium pricing on a fixed-for-floating interest rate swap to be entered into in connection with the settlement of certain swap contracts or a fee of between 0% and 0.75% (depending on the ratio of Total Senior Debt to Consolidated Annualized TCN Group Net Operating Cash Flow) of the commitments under the proposed amended senior secured credit facility payable on the earlier of February 28, 2005 and the date on which quarterly management accounts and compliance certificates are delivered in respect of the quarter ending December 31, 2004. See “The Financial Restructuring—Structure of the Financial Restructuring—Settlement Agreements—Settlement with Swap Counterparties” and “Proposed Amended Senior Secured Credit Facility.”

Throughout the restructuring process, Telewest has been conscious that the fees it has been paying to the variety of professional advisers involved are large sums of money. Telewest has therefore been careful to ensure that the fees charged are closely monitored and are in accordance with the various engagement letters and other agreements which have been reached with the different advisers.”

End of extract from Registration Statement

16.    Governing law and jurisdiction

The Schemes shall be governed by, and construed in accordance with, the laws of England and Wales. The High Court (in respect of the Telewest Scheme) shall have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which may arise out of this Explanatory Statement or any provisions of the Telewest Scheme or out of any action taken or omitted to be taken under the Telewest Scheme or in connection with the administration of the Telewest Scheme. The High Court and the Jersey Court (in respect of the Jersey Scheme) shall have non-exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which may arise out of this Explanatory Statement or any provisions of the Jersey Scheme or out of any action taken or omitted to be taken under the Jersey Scheme or in connection with the administration of the Jersey Scheme. For such purposes, Scheme Creditors irrevocably submit to the jurisdiction of the High Court in respect of the Schemes, and the Jersey Court in respect of the Jersey Scheme.

17.    Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS and at the registered office of Telewest during usual business hours on any weekday (Saturday and public holidays excepted) from the date of mailing of this document until the date of the Meetings:

(i)	the memorandum and articles of association of Telewest;

(ii)	the Certificate of Incorporation and By-Laws of New Telewest;

(iii)	the instruments evidencing Telewest’s notes and debentures;

(iv)	the rules of the Telewest 1995 (No. 1) Executive Share Option Scheme, the Telewest 1995 (No. 2) Executive Share Option Scheme, the Telewest 1995 Restricted Share Scheme, the ESOP, the Telewest 1995 Sharesave Scheme, the Telewest 1995 Long Term Incentive Plan, the Telewest Equity Participation Plan, the Flextech 1992 Approved Share Option Scheme, the Flextech 1995 Approved Share Option Scheme, the Flextech 1995 Unapproved Share Option Scheme and the Flextech 1995 Sharesave Scheme;

(v)	the material contracts referred to above;

(vi)	the Directors’ employment agreements and the non-executive Directors’ letters of appointment;

(vii)	the written consents referred to above;

(viii)	the consolidated audited accounts of Telewest for each of the two financial years ended 31 December 2001 and 2002 and the preliminary statement of results of Telewest for the year ended 31 December 2003;

(ix)	the consolidated audited accounts of New Telewest for the period 12 November 2003 to 31 December 2003;

(x)	this Explanatory Statement;

(xi)	the fairness opinion of Citigroup and Gleacher provided in connection with the Financial Restructuring; and

(xii)	the Registration Statement.

PART XVI: DEFINITIONS

Definitions

The following definitions apply throughout this document unless the context otherwise requires:

“Account Designation”

the designation in a Claim Form of the designated DTC account into which a Notified Scheme Creditor, other than a Bondholder, with an Agreed Scheme Claim requires its Initial Share Entitlement and any Final Distribution (or part thereof) to be credited

“Accreting Notes”

(i) the Eurobell Notes; (ii) the 9.25 per cent. dollar senior discount notes due 2009 and the 9.875 per cent. sterling senior discount notes due 2009 of Telewest issued pursuant to the Indenture dated as of 15 April 1999 between Telewest and the Noteholders’ Trustee; and (iii) the 11.375 per cent. dollar senior discount notes due 2010 of Telewest issued pursuant to the indenture dated as of 25 January 2000 between Telewest and the Noteholders’ Trustee, in each case as thereafter amended, revised or supplemented from time to time

“Act”	the Companies Act 1985, as amended

“Adjudication Reference Date”	in respect of each Ancillary Claim (or part thereof) the date falling 60 days after the submission of a Claim Form in respect thereof

“Admission”	the approval for quotation of the New Shares, on Nasdaq, subject to notice of issuance

“ADRs”	American depositary receipts of Telewest, each evidencing one ADS

“ADR Depositary”	the Bank of New York in its capacity as depositary for the ADR holders

“ADR holders”	the registered holders of ADRs

“ADSs”	American depositary shares of Telewest, each representing the right to receive 200 Ordinary Shares

“Agent”	Innisfree M&A Incorporated, the agent appointed by Telewest and Telewest Jersey

“Agreed Scheme Claim”	a Telewest Agreed Scheme Claim and/or a Jersey Agreed Scheme Claim, as the context requires

“Agreed Scheme Creditor”

a Scheme Creditor with an Agreed Scheme Claim. For the avoidance of doubt, if a Scheme Creditor has both an Agreed Scheme Claim and a Scheme Claim which has not yet been agreed pursuant to the Schemes, it shall be treated for the purposes of the Schemes as an Agreed Scheme Creditor only in respect of its Agreed Scheme Claim

“Alternative Financing”

such alternative financing arrangements as may be implemented instead of the Amended Senior Secured Credit Facility Agreement (the proceeds of which are used, inter alia, to repay in full all amounts due under the Senior Secured Credit Facility Agreement) as the Directors consider to be on terms which, taken as a whole, are more advantageous to the Group than the terms of the Amended Senior Secured Credit Facility Agreement

“Amended Senior Secured Credit Facility”

the committed facilities of £2,030 million together with uncommitted facilities of up to £125 million made available pursuant to an amended and restated loan agreement to be entered into by TCN and the Senior Lenders, amending and restating the terms of the Senior Secured Credit Facility Agreement

“Amended Senior Secured Credit Facility Agreement”	the amended and restated loan agreement to be entered into by TCN and the Senior Lenders in respect of the Amended Senior Secured Credit Facility

“Ancillary Claim”	a Telewest Ancillary Claim and/or a Jersey Ancillary Claim, as the context requires

“Articles” or “Articles of Association”	the existing articles of association of Telewest

“Bar Date”

5.00 p.m. (London time) on [16 July] 2004, or such other date as shall be notified to Scheme Creditors by announcement on a Regulatory Information Service and which shall be posted on Telewest’s website, www.telewest.co.uk, being approximately one day after the Effective Date

“Bondholder”

a person with the ultimate economic interest in any of the Notes (other than the Eurobell Notes) and holding such interest in such Notes through one of the Clearing Systems or as a Definitive Holder from time to time

“Bondholder Committee”

the ad hoc committee of Bondholders and Scheme Creditors as at • • 2004 consisting of Angelo Gordon & Co L.P.; Franklin Mutual Advisors, LLC; Fidelity Management & Research Co.; Goldentree Asset Management, LP; Oaktree Capital Management LLC; and OZ Management LLC

“BSkyB”	British Sky Broadcasting Group plc, a company incorporated in England and Wales with registered number 2247735

“BT”	British Telecommunications plc, a company incorporated in England and Wales with registered number 1800000

“Business Day”	any day other than a Saturday, Sunday or any other day which is a public holiday in England and Wales, Jersey or New York

“CDIs”	CREST Depository Interests

“Citigroup”	Citigroup Global Markets Limited trading as Citigroup

“Claim Form”	the Telewest Claim Form and/or the Jersey Claim Form, as the context requires

“Clearing System”	each or all of DTC, Euroclear and Clearstream and any other system designed for similar and/or analogous purposes, as appropriate

“Clearstream”	Clearstream Banking, société anonyme, Luxembourg

“Company” or “Telewest”	Telewest Communications plc, a company incorporated in England and Wales with registered number 2983307

“Company Indentures”

each of (a) the Indenture dated as of 3 October 1995 between Telewest and the Noteholders’ Trustee relating to the 9.625 per cent. senior debentures due 2006 of Telewest; (b) the Indenture dated as of 19 February 1999 between Telewest and the Noteholders’ Trustee relating to the 5.25 per cent. senior convertible notes due 2007 of Telewest; (c) the Indenture dated as of 3 October 1995 between Telewest and the Noteholders’ Trustee relating to the 11 per cent. senior discount debentures due 2007 of Telewest; (d) the Indenture dated as of 9 November 1998 between Telewest and the Noteholders’ Trustee relating to the 11.25 per cent. senior notes due 2008 of Telewest; (e) the Indenture dated as of 15 April 1999 between Telewest and the Noteholders’ Trustee relating to the 9.25 per cent. dollar senior discount notes due 2009 and the 9.875 per cent. sterling senior discount notes due 2009 of Telewest; and (f) the Indenture dated as of 25 January 2000 between Telewest and the Noteholders’ Trustee relating to the 9.875 per cent. dollar senior notes due 2010, the 11.375 per cent. dollar senior discount notes due 2010 and the 9.875 per cent. sterling senior notes due 2010 of Telewest and, in each case, as thereafter amended, revised or supplemented from time to time

“Company Notes”	each of the Eurobell Notes and each and every note in issue from time to time under any series of notes issued by Telewest pursuant to the terms of any of the Company Indentures

“Court”	the High Court and/or the Jersey Court, as the context requires

“Crédit Agricole Indosuez”	Crédit Agricole Indosuez, acting through its London branch at 122 Leadenhall Street, London EC3V 4QH, England

“CREST”	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations)

“CRESTCo”	CRESTCo Limited, a company incorporated in England and Wales with registered number 02878738

“Deed of Release”	a deed entered into by Telewest and/or Telewest Jersey following the Effective Date and/or the Jersey Effective Date on behalf of Scheme Creditors pursuant to the authorisations given in the Schemes

“Definitive Holder”

the registered holder of a Note (other than a Eurobell Note) in definitive registered form that became a definitive registered holder of such note pursuant to the mechanics for voting described in paragraph 2 of Part III of this document

“Depositary”	The Bank of New York in its capacity as book-entry depositary for the Notes, other than the Eurobell Notes, and, in each case, any successor thereto

“Derivative Agreements”

(a) the agreement dated 14 October 1997 between The Royal Bank of Scotland and Telewest and the schedule thereto; (b) the agreement dated 8 October 1998 between JP Morgan Chase (formerly the Chase Manhattan Bank) and Telewest and the schedule thereto; (c) the agreement dated 15 June 2000 between Crédit Agricole Indosuez and Telewest and the schedule thereto; and (d) the agreement dated 21 August 2000 between The Bank of New York and Telewest and the schedule thereto

“Designated DTC Account”

the DTC account designated in a Claim Form as being that into which a Scheme Creditor submitting a Claim Form wishes New Shares comprised in its Initial Share Entitlement and any Final Distribution to be credited (and, if there is more than one, any of them) in accordance with the terms of the relevant Scheme

“désastre”	the insolvency procedure which applies under Jersey law to individuals and companies pursuant to the Bankruptcy (Désastre) (Jersey) Law 1990

“Deutsche Telekom”	Deutsche Telekom AG, a German corporation

“Directors” or “the Board”	the directors of Telewest from time to time

“Directors and Former Directors”	any person who is, or who has been at any time since 13 May 2002, a director of Telewest, TCN, Telewest Jersey, Liberty Media, Telewest UK or New Telewest

“Disputed Scheme Claim”

a Notified Ancillary Scheme Claim and/or an Unresolved Claim which has not been agreed by Telewest or Telewest Jersey on or before the Adjudication Reference Date and is referred (either in whole or in part) to the Independent Adjudicator

“Distribution Notice”

the notice to be served by Telewest or Telewest Jersey on the Escrow Agent directing the Escrow Agent to make a transfer of New Shares or cash (as appropriate), as required by the terms of the Escrow Agent Agreement

“DTC”	the Depository Trust Company of New York, a New York corporation

“EBITDA”	earnings before interest, tax, depreciation and amortisation

“Effective Date”	the time and date on which an office copy of the Telewest Order is delivered to the Registrar of Companies for registration

“Escrow Agent”	The Bank of New York as appointed by Telewest and Telewest Jersey pursuant to the Escrow Agent Agreement, and any successor thereto

“Escrow Agent Agreement”

the agreement to be entered into by Telewest, Telewest Jersey, New Telewest, Telewest UK and the Escrow Agent in accordance with the terms of Clause 5.2 of the Telewest Scheme and Clause 5.2 of the Jersey Scheme, substantially in the form set out in Schedule 6 to this document

“Eurobell”	Eurobell (Holdings) Limited (formerly Eurobell (Holdings) PLC), a company incorporated in England and Wales with registered number 2904215

“Eurobell Notes”

the 5 per cent. Accreting Convertible Notes due 2003 issued by Telewest on 1 November 2000 with an Initial Principal Amount (as defined therein) of £220,000,000, on 15 January 2001 with an Initial Principal Amount (as defined therein) of £30,000,000 and on 2 April 2001 with an Initial Principal Amount (as defined therein) of £3,500,000 as, in each case, cancelled and reissued on 30 May 2003

“Euroclear”	Euroclear Bank S.A./N.V., as operator of the Euroclear system

“Eximius”	Eximius Capital Funding Limited

“Explanatory Statement”	this document, being the explanatory statement dated • • 2004 required to be furnished to Scheme Creditors pursuant to section 426 of the Act and article 126 of the Jersey Companies Law

“Final Distribution”

in the Telewest Scheme and the Jersey Scheme, the distribution of any New Shares or cash remaining in escrow after (i) the Scheme Claims of Notified Ancillary Scheme Creditors have become Agreed Scheme Claims or have been withdrawn, and (ii) the Escrow Agent has made all the Initial Distributions (including cash payments, if any) required pursuant to the Scheme

“Final Distribution Date”	in the Telewest Scheme and the Jersey Scheme the date upon which the Final Distribution occurs

“Financial Restructuring”

the proposed overall restructuring and compromise of certain of the debts and other financial obligations of Telewest, TCN and Telewest Jersey pursuant to, inter alia, the incorporation of New Telewest and Telewest UK, the Transfer Agreement, the Telewest Scheme, the Jersey Scheme and the restructuring of obligations owed to the Senior Lenders under the Senior Secured Credit Facility Agreement and associated documentation

“First Extraordinary General Meeting” or “First EGM”

the extraordinary general meeting of Telewest to be held at • a.m. (UK time) on [17 May] 2004 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, including any adjournment thereof, at which the Resolution will be proposed

“Flextech plc”	Flextech Ltd (formerly Flextech plc), a company incorporated in England and Wales with registered number 2688411

“Flextech Share Schemes”	the Flextech Sharesave Scheme, the Flextech 1992 Approved Share Option Scheme, the Flextech 1995 Approved Share Option Scheme and the Flextech 1995 Unapproved Share Option Scheme

“Flextech Sharesave Scheme”	the Flextech Sharesave Scheme

“Form of Proxy”	the forms of proxy for use at the Telewest Meeting and/or the Jersey Meeting, as the context requires

“FSMA”	the Financial Services and Markets Act 2000

“Gleacher”	Gleacher Shacklock Limited

“Group”

prior to the Effective Date, Telewest and its subsidiaries and subsidiary and associated undertakings and, following the Effective Date, New Telewest and its subsidiaries and subsidiary and associated undertakings

“High Court”	the High Court of Justice of England and Wales

“Holder”

a holder of a Note including, for the avoidance of doubt, but without double counting, the Depositary, the registered holder of a Company Note or Jersey Note in definitive registered form and any person who becomes a Definitive Holder after the Record Date

“IDT”	IDT Corporation

“IDT Group”	IDT and/or its subsidiary undertakings, holding companies and subsidiary undertakings of such holding companies

“Indentures”	the Company Indentures and the Jersey Indenture, and each of them

“Independent Adjudicator”

in respect of a Disputed Scheme Claim, the individual appointed to act as independent adjudicator in respect of such Disputed Scheme Claim in accordance with Clause 4.8 of the Telewest Scheme and Clause 4.8 of the Jersey Scheme

“Initial Distribution”	the distribution of New Shares to be made pursuant to Clauses 4.12 to 4.15 of the Telewest Scheme and Clauses 4.12 to 4.15 of the Jersey Scheme

“Initial Share Entitlement”	the number of New Shares calculated pursuant to Clause 4.12 of the Telewest Scheme and Clause 4.12 of the Jersey Scheme

“Interest Amount”

in respect of each Known Scheme Creditor, an amount calculated to be equal to the interest, including any default interest, which has accrued on but not been paid in respect of each Liability comprised in the calculation of that Known Scheme Creditor’s Principal Amount at the rate or rates per annum equal to the rate or rates at which interest accrues on the applicable provisions of the relevant instrument or agreement (which in relation to the Jersey Guarantee Liability shall be the Jersey Notes) (if any) relating to such Liability calculated on a daily basis for the number of days elapsed from the last date on which interest was paid in respect of such Liability up to (but not including) the Record Date (and, unless the instrument or agreement constituting such Liability otherwise provides), computed on the basis of a 360 day year) and compounded at such time or times as is provided in the relevant instrument or agreement

“Jersey Agreed Scheme Claim”

a Jersey Notified Scheme Claim, the Total Amount of which is liquidated in amount and has either (i) been agreed by Telewest Jersey; or (ii) otherwise been determined in accordance with the provisions of the Jersey Scheme

“Jersey Ancillary Claim”	a Jersey Scheme Claim which is not a Jersey Known Scheme Claim
“Jersey Bondholder”	a person with the ultimate economic interest in any of the Jersey Notes and holding such interest in such Jersey Notes through one of the Clearing Systems or as a Definitive Holder from time to time

“Jersey Claim Form”	in relation to Jersey Scheme Creditors who are not Jersey Bondholders in respect of their Jersey Known Scheme Claims, the form which is set out in Appendix 2 to Schedule 2 to this document

“Jersey Companies Law”	the Companies (Jersey) Law 1991, as amended

“Jersey Court”	the Royal Court of Jersey

“Jersey Directors”	the directors of Telewest Jersey from time to time

“Jersey Effective Date”	the time and date on which the Jersey UK Order is delivered to the Registrar of Companies for registration and the Jersey Order is delivered to the Jersey Registrar of Companies for registration

“Jersey Guarantee Liability”	any and all amounts due or capable of becoming due now or in the future from Telewest under or in respect of the Jersey Notes

“Jersey Indenture”

the indenture dated 7 July 2000 between Telewest Jersey (as issuer), Telewest (as guarantor) and the Jersey Noteholders’ Trustee relating to the 6 per cent. senior convertible notes due 2005 of Telewest Jersey as amended, revised or supplemented from time to time

“Jersey Intercompany Debt”

the debt in the principal amount of US$500,000,000 owing to Telewest Jersey by Telewest pursuant to an agreement between Telewest and Telewest Jersey dated 7 July 2000 as amended, revised or supplemented from time to time

“Jersey Known Scheme Claims”	the Jersey Scheme Claims as at the Record Date of the Holders of the Jersey Notes, or any of them, as to principal and interest that has accrued and remains unpaid thereon

“Jersey Known Scheme Creditors”

Jersey Scheme Creditors with Jersey Known Scheme Claims. For the avoidance of doubt, if a Jersey Scheme Creditor has both a Jersey Known Scheme Claim and a Jersey Notified Ancillary Scheme Claim, it shall be treated for the purposes of the Jersey Scheme as a Jersey Known Scheme Creditor in respect of its Jersey Known Scheme Claim and a Jersey Notified Ancillary Scheme Creditor in respect of its Jersey Notified Ancillary Scheme Claim

“Jersey Liquidators”	the liquidators which Telewest Jersey expects to appoint following the Jersey Effective Date

“Jersey Meeting”

the meeting of Jersey Scheme Creditors convened in accordance with the leave of the High Court pursuant to section 425 of the Act and the order of the Jersey Court pursuant to article 125 of the Jersey Companies Law to consider and, if thought fit, approve the Jersey Scheme, including any adjournment thereof

“Jersey Noteholders’ Trustee”	Law Debenture Trust Company of New York, as successor trustee to The Bank of New York, or any successor trustee appointed in accordance with the provisions of the Jersey Indenture

“Jersey Notes”	each and every note in issue from time to time under any series of notes issued by Telewest Jersey pursuant to the terms of the Jersey Indenture

“Jersey Notified Ancillary Scheme Claim”	a Jersey Ancillary Claim that has been notified to Telewest Jersey or the Escrow Agent at any time prior to the Bar Date in accordance with the terms of the Jersey Scheme

“Jersey Notified Ancillary Scheme Creditor”

a Jersey Scheme Creditor with a Jersey Notified Ancillary Scheme Claim. For the avoidance of doubt, if a Jersey Scheme Creditor has both a Jersey Known Scheme Claim and a Jersey Notified Ancillary Scheme Claim, it shall be treated for the purposes of the Jersey Scheme as a Jersey Known Scheme Creditor in respect of its Jersey Known Scheme Claim and a Jersey Notified Ancillary Scheme Creditor in respect of its Jersey Notified Ancillary Scheme Claim

“Jersey Notified Scheme Claims”

all Jersey Scheme Claims that have been notified to Telewest Jersey (or the Escrow Agent by sending a duly completed Claim Form) at any time prior to the Bar Date in accordance with the terms of the Jersey Scheme, which shall include, for the avoidance of doubt and without further notification, all the Jersey Known Scheme Claims

“Jersey Notified Scheme Creditors”	Jersey Scheme Creditors with Jersey Notified Scheme Claims

“Jersey Order”	the act issued by the Jersey Court which sanctions the Jersey Scheme

“Jersey Registrar of Companies”	the registrar of companies within the meaning of the Jersey Companies Law

“Jersey Scheme”

the scheme of arrangement under section 425 of the Act, and the scheme of arrangement under article 125 of the Jersey Companies Law, between Telewest Jersey and the Jersey Scheme Creditors in the form set out herein or with any modification, addition or condition which the High Court or the Jersey Court may think fit to approve or impose, and references in this document to the Jersey Scheme include either or both schemes of arrangement, as appropriate

“Jersey Scheme Claim”

any claim in respect of any Liability of Telewest Jersey to any person arising directly or indirectly in relation to or arising out of or in connection with all or any of the Jersey Indenture, the Jersey Notes, the Jersey Intercompany Debt and the Jersey Guarantee Liability, including any Liability of Telewest Jersey in respect of loss or damage suffered or incurred as a result of or in connection with such Liability in each case arising as at the Record Date, or after that date by reason of a Liability of Telewest Jersey incurred before that date (including, for the avoidance of doubt, any interest accruing on, or accretions arising in respect of, such claims after the Record Date)

“Jersey Scheme Creditor”

a creditor of Telewest Jersey in respect of a Jersey Scheme Claim or Jersey Scheme Claims including, for the avoidance of doubt, but without double counting in each case, the Depositary, the registered holder of a Jersey Note in definitive registered form and any person who becomes a Definitive Holder by virtue of an exchange of an interest in Jersey Notes held by or on behalf of that person on the Record Date for a Jersey Note in definitive registered form in that person’s name

“Jersey UK Order”	the order of the High Court which sanctions the Jersey Scheme

“Known Scheme Claims”	a Telewest Known Scheme Claim and/or a Jersey Known Scheme Claim, as the context requires

“Known Scheme Creditors”	a Telewest Known Scheme Creditor and/or a Jersey Known Scheme Creditor, as the context requires

“LCIA”	London Court of International Arbitration, or any successor thereto

“Liability” or “Liabilities”

any debt, liability or obligation whatsoever whether it is present, future, prospective or contingent, whether or not its amount is fixed or undetermined, whether or not it involves the payment of money or the performance of an act or obligation and whether it arises at common law, in equity or by statute, in England and Wales, Jersey or in any other jurisdiction, or in any other manner whatsoever, but such expression does not include any liability which is barred by statute or is otherwise unenforceable or arises under a contract which is void or, being voidable, has been duly avoided

“Liberty Media”	Liberty Media Corporation, a Delaware corporation

“Liberty Media Group”	Liberty Media and/or its subsidiary undertakings, holding companies and subsidiary undertakings of such holding companies

“Limited Voting Shares”	the limited voting convertible ordinary shares of 10 pence each in the capital of Telewest having the rights set out in the Articles

“Liquidators”	the Telewest Liquidators and/or the Jersey Liquidators, as the context requires

“Listing Rules”	the listing rules of the UK Listing Authority made under section 74(4) of the FSMA, as amended from time to time

“London Stock Exchange”	London Stock Exchange plc, a company incorporated in England and Wales with registered number 02075721, together with any successor thereto

“Meetings”	the Telewest Meeting and/or the Jersey Meeting, as the context requires

“Microsoft”	Microsoft Corporation, a Washington corporation

“Microsoft Group”	Microsoft and/or its subsidiary undertakings, holding companies and subsidiary undertakings of such holding companies

“Nasdaq”	the National Association of Securities Dealers Automated Quotation System

“Net Proceeds of Sale”	the proceeds of sale of the relevant New Shares net of all associated commissions, transfer taxes and other costs, including the expenses and compensation of the Escrow Agent in effecting such sale

“New Shares”

245,000,000 new shares of common stock, par value $0.01 per share, of New Telewest, or such other number of New Shares representing 100 per cent. (less one share) of the issued share capital of New Telewest as is authorised pursuant to the Scheme

“New Telewest”	Telewest Global, Inc., a Delaware corporation

“New Telewest Group”	New Telewest and its subsidiaries and subsidiary and associated undertakings

“Nominated Recipient”	the person specified as such in a Telewest Claim Form and/or a Jersey Claim Form, as the context requires

“Non-US Holder”	a beneficial owner of the New Shares that is not a US Holder

“Noteholders’ Trustee”

in respect of each of the Company Indentures, Law Debenture Trust Company of New York, as successor trustee to The Bank of New York, or any successor trustee appointed in accordance with the provisions of the relevant Company Indentures

“Notes”	the Company Notes and the Jersey Notes and any of them, as the context requires

“Notified Ancillary Scheme Claim”	a Telewest Notified Ancillary Scheme Claim and/or a Jersey Notified Ancillary Scheme Claim, as the context requires

“Notified Ancillary Scheme Creditors”	Telewest Notified Ancillary Scheme Creditors and/or Jersey Notified Ancillary Scheme Creditors, as the context requires

“Notified Scheme Claim”	a Telewest Notified Scheme Claim and/or a Jersey Notified Scheme Claim, as the context requires

“Notified Scheme Creditors”	Telewest Notified Scheme Creditors and/or Jersey Notified Scheme Creditors, as the context requires

“NSPCC”	the National Society for the Prevention of Cruelty to Children, a company registered in England and Wales with registered number 216401, together with any successor thereto

“Official List”	the Official List of the UK Listing Authority

“Open Market”

to the extent that the New Shares, when sold, are listed or quoted on any securities exchange or inter-dealer quotation system, the sale of the New Shares on such exchange or through such inter-dealer quotation system; and to the extent that the New Shares, when sold, are not listed or quoted on any securities exchange or inter-dealer quotation system, the sale of the New Shares to a third party, such third party, in any event, to be unrelated to the New Telewest Group; and to the extent the New Shares, when sold, are not listed or quoted on any securities exchange or inter-dealer quotation system, and the Escrow Agent has used all reasonable endeavours and is not able to sell the New Shares to a third party unrelated to the New Telewest Group, the gift of the New Shares to the NSPCC

“Orders”	the Telewest Order and/or the Jersey Order and/or the Jersey UK Order, as the context requires

“Ordinary Shares”	ordinary shares of 10 pence each in the capital of Telewest

“Participant”

in relation to the holder of the particular nominal amount of the Notes which will be exchanged into definitive registered certificates in the name of a Definitive Holder, the person shown in the records of DTC, Euroclear or Clearstream (as the case may be) or any other Clearing System immediately preceding such exchange in respect of such nominal amount of Notes

“Participant Website”	the secure website provided at www.innisfree-telewest-registration.com

“Principal Amount”

in respect of each Known Scheme Creditor, (i) in respect of each of the Notes other than the Accreting Notes held by it, the face value of the Notes outstanding and in issue on the Record Date; (ii) in respect of the Accreting Notes held by it, the Accreted Value (as defined in the relevant Indenture or Notes) as at the last Interest Payment Date (as defined in the relevant Indenture or Notes); (iii) in respect of the Jersey Guarantee Liability, an amount equal to the face value of the Jersey Notes held by it and outstanding and in issue on the Record Date; and (iv) in respect of the Jersey Intercompany Debt, an amount equal to the aggregate face value of the Jersey Notes outstanding and in issue on the Record Date, in each case as finally determined in accordance with the terms of the relevant Scheme

“RB Leases”

the master leasing agreement dated 28 March 1996 between Telewest and R.B. Leasing (March) Limited (assigned to Royal Bank of Scotland (Industrial Leasing) Limited) and all leases entered into pursuant to that master leasing agreement and the master leasing agreement dated 1 December 2000 made between TCN and Royal Bank Leasing Limited for itself and as agent for W.&G. Equipment Leasing Limited (as assigned to Lombard Corporate Finance (June 2) Limited) and W.&G. Lease Finance Limited and all leases entered into pursuant to that master leasing agreement

“RB Leasing”

Royal Bank of Scotland (Industrial Leasing) Limited and Royal Bank Leasing Limited for itself and as agent for W.&G. Lease Finance Limited and Lombard Corporate Finance (June 2) Limited, or any of them

“Record Date”	[30 April] 2004

“Registrar of Companies”	the registrar of companies within the meaning of the Act

“Registration Statement”	the registration statement of New Telewest on Form S-4 (Registration number 333-110815) declared effective on •• 2004

“Re-globalisation”

in relation to all the Notes (other than the Eurobell Notes), the exchange of the definitive registered certificates in respect of Notes held by Definitive Holders into book-entry interests in a global bearer form of the relevant Notes held by the Depositary in the Clearing Systems

“Regulations”	the Uncertificated Securities Regulations 2001, as amended

“Regulatory Information Service”	any of the services set out in Schedule 12 to the Listing Rules

“Relationship Agreement”

the relationship agreement dated as of 3 March 2000, as amended by an amendment agreement dated as of 18 May 2001, between Microsoft Corporation, Liberty Media International, Inc., Liberty UK Holdings, Inc., Liberty UK, Inc. and Telewest

“Released Parties”

(i) Neil Smith; (ii) John Malone; (iii) Liberty TWSTY Bonds, Inc.; (iv) Liberty Media International, Inc.; (v) Liberty UK Holdings, Inc.; (vi) Liberty UK, Inc.; (vii) IDT Corporation; (viii) IDT Venture Capital, Inc.; (ix) IDT UK Cable Inc. (formerly known as Microsoft UK Cable, Inc.); (x) IDT Cable Partnership Holdings, Inc. (formerly known as Microsoft Cable Partnership Holdings, Inc.); (xi) Liberty Flex Holdings; (xii) Liberty TWSTY Holdings, Inc.; (xiii) Liberty International B-LL-C; and (xiv) Microsoft Corporation

“Resolution”

the ordinary resolution to be proposed at the First Extraordinary General Meeting to approve the transfer by Telewest of substantially all of its assets on the terms and conditions set out in the Transfer Agreement and to authorise the Directors to give effect thereto

“Scheme” or “Schemes”	the Telewest Scheme and/or the Jersey Scheme, as the context requires

“Scheme Claim”	a Telewest Scheme Claim and/or a Jersey Scheme Claim, as the context requires

“Scheme Creditor”	a Telewest Scheme Creditor and/or a Jersey Scheme Creditor, as the context requires

“Second EGM”	the extraordinary general meeting of Telewest at which the resolutions relating to the members’ voluntary liquidation of Telewest will be proposed

“SDRT”	UK stamp duty reserve tax

“SEC”	the Securities and Exchange Commission

“Securities Act”	the United States Securities Act of 1933, as amended

“Senior Lenders”	the lenders under the Senior Secured Credit Facility Agreement

“Senior Secured Credit Facility Agreement”

the agreement dated 16 March 2001 for credit facilities of £2 billion together with an institutional facility of up to £250 million made between, inter alia, TCN and the Senior Lenders (as defined therein)

“Share Entitlement”	the entitlement to New Shares of each Agreed Scheme Creditor pursuant to the terms of the Schemes

“SME”	small and medium-sized enterprises

“SMG Shares”	53,086,628 shares in SMG plc which were sold by Flextech Investments (Jersey) Limited, an indirect subsidiary of Telewest, at a price of 85 pence per share

“Stamp Duty”	UK stamp duty

“Sterling”, “£” or “pence”	the lawful currency of the United Kingdom for the time being

“Swap Counterparties”	each of Crédit Agricole Indosuez, The Royal Bank of Scotland, JP Morgan Chase and The Bank of New York

“TCN”	Telewest Communications Networks Limited, a company incorporated in England and Wales with registered number 3071086

“TCN Group”	TCN and all its subsidiaries and associated partnerships (as defined in the Senior Secured Credit Facility Agreement) from time to time

“Telewest Agreed Scheme Claim”

a Telewest Notified Scheme Claim, the Total Amount of which is liquidated in amount and has either (i) been agreed by Telewest; or (ii) otherwise been determined in accordance with the provisions of the Telewest Scheme

“Telewest Ancillary Claim”	a Telewest Scheme Claim which is not a Telewest Known Scheme Claim

“Telewest Bondholder”

a person with the ultimate economic interest in any of the Company Notes (other than the Eurobell Notes) and holding such interest in such Company Notes through one of the Clearing Systems or as a Definitive Holder from time to time

“Telewest Claim Form”	in relation to Telewest Scheme Creditors who are not Bondholders in respect of their Known Scheme Claims, the form which is set out in Appendix 2 to Schedule 1 to this document

“Telewest Convertible Notes”	the 5.25 per cent. senior convertible notes due 2007 of the Company

“Telewest Jersey”	Telewest Finance (Jersey) Limited, a wholly owned subsidiary of Telewest, incorporated under the Jersey Companies Law with registered number 77278

“Telewest Known Scheme Claims”

the Telewest Scheme Claims as at the Record Date of the Holders of the Company Notes, or any of them, as to principal and interest that has accrued and remains unpaid thereon; the Telewest Scheme Claims as at the Record Date of the Holders of the Jersey Notes or any of them, as to principal and interest that has accrued and remains unpaid thereon, in respect of the Jersey Guarantee Liability, and the Telewest Scheme Claim as at the Record Date of Telewest Jersey on its principal and interest that has accrued and remains unpaid under the Jersey Intercompany Debt

“Telewest Known Scheme Creditors”

Telewest Scheme Creditors with Telewest Known Scheme Claims. For the avoidance of doubt, if a Telewest Scheme Creditor has both a Telewest Known Scheme Claim and a Telewest Notified Ancillary Scheme Claim, it shall be treated for the purposes of the Telewest Scheme as a Telewest Known Scheme Creditor in respect of its Telewest Known Scheme Claim and a Telewest Notified Ancillary Scheme Creditor in respect of its Telewest Notified Ancillary Scheme Claim

“Telewest Liquidators”	the liquidators which Telewest expects to appoint following the Effective Date, their successors and assigns and any other liquidators who may be appointed from time to time

“Telewest Meeting”

the meeting of Telewest Scheme Creditors convened in accordance with the leave of the High Court pursuant to section 425 of the Act to consider and, if thought fit, approve the Telewest Scheme, including any adjournment thereof

“Telewest Notified Ancillary Scheme Claim”	a Telewest Ancillary Scheme Claim that has been notified to Telewest or the Escrow Agent at any time prior to the Bar Date in accordance with the terms of the Telewest Scheme

“Telewest Notified Ancillary Scheme Creditor”

a Telewest Scheme Creditor with a Telewest Notified Ancillary Scheme Claim. For the avoidance of doubt, if a Telewest Scheme Creditor has both a Telewest Known Scheme Claim and a Telewest Notified Ancillary Scheme Claim, it shall be treated for the purposes of the Telewest Scheme as a Telewest Known Scheme Creditor in respect of its Telewest Known Scheme Claim and a Telewest Notified Ancillary Scheme Creditor in respect of its Telewest Notified Ancillary Scheme Claim

“Telewest Notified Scheme Claims”

all Telewest Scheme Claims that have been notified to Telewest (or the Escrow Agent by sending a duly completed Claim Form), at any time prior to the Bar Date in accordance with the terms of the Telewest Scheme, which shall include, for the avoidance of doubt, all the Telewest Known Scheme Claims

“Telewest Notified Scheme Creditors”	Telewest Scheme Creditors with Telewest Notified Scheme Claims

“Telewest Order”	the order of the High Court which sanctions the Telewest Scheme

“Telewest Scheme”

the scheme of arrangement under section 425 of the Act between Telewest and the Telewest Scheme Creditors in the form set out herein or with any modification, addition or condition which the High Court may think fit to approve or impose

“Telewest Scheme Claim”

any claim in respect of any Liability of Telewest to any person arising directly or indirectly in relation to or arising out of or in connection with all or any of the Company Indentures, the Company Notes, the Jersey Indenture, the Jersey Notes, the Jersey Intercompany Debt and the Jersey Guarantee Liability, including any Liability of Telewest in respect of loss or damage suffered or incurred as a result of or in connection with such Liability in each case arising as at the Record Date or after that date by reason of a Liability of Telewest incurred before that date (including, for the avoidance of doubt, any interest accruing on or accretions arising in respect of such claims after the Record Date)

“Telewest Scheme Creditor”

a creditor of Telewest in respect of a Telewest Scheme Claim or Telewest Scheme Claims including, for the avoidance of doubt, but without double counting in each case, the Depositary, the registered holder of a Company Note or Jersey Note (other than a Eurobell Note) in definitive registered form and any person who becomes a Definitive Holder by virtue of an exchange of an interest in Notes held by or on behalf of that person on the Record Date for a Note in definitive registered form in that person’s name

“Telewest Shareholders” or “Shareholders”	registered holders of Telewest Shares

“Telewest Shares”	the Ordinary Shares and the Limited Voting Shares

“Telewest Share Schemes”

the Telewest 1995 Restricted Share Scheme, the Telewest 1995 (No.1) Executive Share Option Scheme, the Telewest 1995 (No.2) Executive Share Option Scheme, the Telewest 1995 Sharesave Scheme, the Telewest Long Term Incentive Plan and the Telewest Equity Participation Plan

“Telewest Sharesave Scheme”	the Telewest 1995 Sharesave Scheme

“Telewest UK”	Telewest UK Limited, a company incorporated in England and Wales with registered number 4925679

“Termination Date”	the sixth anniversary of the Effective Date

“The Royal Bank of Scotland”	The Royal Bank of Scotland plc, a company incorporated in Scotland with registered number SC090312

“Total Amount”

in respect of a Known Scheme Creditor, the aggregate of the Principal Amounts of each of the debts held by it listed in column 1 of the table set out in Clause 4.6(a) of the relevant Scheme, each as multiplied by the multiplier of that Principal Amount set out in the relevant row of column 2 of the table set out in Clause 4.6(a) of the relevant Scheme, as the context requires; and, in respect of a Notified Ancillary Scheme Creditor, the total amount of its Notified Ancillary Scheme Claim, as agreed by Telewest or Telewest Jersey, as appropriate, or otherwise determined in accordance with the terms of the relevant Scheme

“Transfer Agreement”	the agreement dated •• 2004 for the transfer of Telewest’s assets and liabilities to Telewest UK made between Telewest, New Telewest and Telewest UK

“Trustee”	any of the Noteholders’ Trustee or the Jersey Noteholders’ Trustee, as the case may be

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“UK Listing Authority” or “UKLA”

the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the FSMA

“UKTV”	UKTV New Ventures Limited, a company incorporated in England and Wales with registered number 04266373, and its subsidiaries from time to time

“Unresolved Claims”	Notified Ancillary Scheme Claims which have not become Agreed Scheme Claims as at the Bar Date and which have not been withdrawn or conclusively rejected

“USA”, “US” or “United States”	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia

“US Bankruptcy Code”	Title 11 of the United States Code

“US Bankruptcy Court”

the United States Bankruptcy Court for the Southern District of New York or any other United States court which may be exercising jurisdiction over Telewest or Telewest Jersey under the US Bankruptcy Code

“US Dollar”, “Dollar” or “$”	US Dollars or other lawful currency being the currency of the USA for the time being

“US Holder”

a beneficial owner of the New Shares that is (i) a US citizen or resident, (ii) a corporation, partnership or other business entity organised under the laws of the United States, (iii) a trust subject to the control of a US person and the primary supervision of a US court or (iv) an estate the income of which is subject to US federal income tax regardless of its source

“Viscount”	an officer of the Jersey Court

“Voting Deadline”	7.00 p.m. (prevailing Eastern Time) in New York on [27 May] 2004

“W.R. Huff”	W.R. Huff Asset Management Co., L.L.C.

For the purposes of this document, ‘subsidiary’, ‘subsidiary undertaking’ and ‘wholly-owned subsidiary’ have the respective meanings given by the Act, and all terms defined in the singular are to include references to such terms in the plural and vice versa.

SCHEDULE 1: THE TELEWEST SCHEME

IN THE HIGH COURT OF JUSTICE

CHANCERY DIVISION

COMPANIES COURT

IN THE MATTER OF TELEWEST COMMUNICATIONS PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

UNDER SECTION 425 OF THE COMPANIES ACT 1985

between

TELEWEST COMMUNICATIONS PLC

and

THE TELEWEST SCHEME CREDITORS

(as defined in the Scheme of Arrangement)

1.    PRELIMINARY

Definitions

1.1	In this Scheme, the following expressions shall, unless the context otherwise requires, have the following meanings:

“Account Designation”	shall have the meaning given to it in Clause 4.24;

“Accreting Notes”

(i) the Eurobell Notes; (ii) the 9.25 per cent. dollar senior discount notes due 2009 and the 9.875 per cent. sterling senior discount notes due 2009 of the Company issued pursuant to the Indenture dated as of 15 April 1999 between the Company and the Noteholders’ Trustee; and (iii) the 11.375 per cent. dollar senior discount notes due 2010 of the Company issued pursuant to the indenture dated as of 25 January 2000 between the Company and the Noteholders’ Trustee, in each case as thereafter amended, revised or supplemented from time to time;

“Act”	the Companies Act 1985, as amended;

“Adjudication Reference Date”	in respect of each Ancillary Claim (or part thereof) the date falling 60 days after the submission of a Claim Form in respect thereof;

“Admission”	the approval for quotation of the New Shares, on Nasdaq, subject to notice of issuance;

“ADR Depositary”	the Bank of New York in its capacity as depositary for the ADR holders;

“ADR holders”	the registered holders of Telewest ADRs;

“Advisers”

(i) Cadwalader Wickersham & Taft LLP; (ii) Citigroup Global Markets Limited; (iii) Freshfields Bruckhaus Deringer; (iv) Fried Frank Harris Shriver & Jacobson LLP; (v) Gleacher Shacklock Limited; (vi) KPMG LLP; (vii) Ogier & Le Masurier; (viii) UBS Securities, LLC; and (ix) Weil, Gotshal & Manges;

“Affiliates”	TCN and Telewest Jersey;

Agreed Scheme Claim”

a Notified Scheme Claim, the Total Amount of which is liquidated in amount and has either (i) been agreed by the Company; or (ii) otherwise been determined in accordance with the provisions of Clauses 4.8 to 4.11;

“Agreed Scheme Creditor”

a Scheme Creditor with an Agreed Scheme Claim. For the avoidance of doubt, if a Scheme Creditor has both an Agreed Scheme Claim and a Scheme Claim which has not yet been agreed, it shall be treated for the purposes of this Scheme as an Agreed Scheme Creditor only in respect of its Agreed Scheme Claim;

“Alternative Financing”

such alternative financing arrangements as may be implemented instead of the Amended Senior Secured Credit Facility Agreement (the proceeds of which are used, inter alia, to repay in full all amounts due under the Senior Secured Credit Facility Agreement) as the Directors consider to be on terms which, taken as a whole, are more advantageous to the Group than the terms of the Amended Senior Secured Credit Facility Agreement;

“Amended Senior Secured Credit Facility”

the committed facilities of £2,030 million together with uncommitted facilities of up to £125 million made available pursuant to an amended and restated loan agreement to be entered into by TCN and the Senior Lenders, amending and restating the terms of the Senior Secured Credit Facility Agreement;

“Amended Senior Secured Credit Facility Agreement”	the amended and restated loan agreement to be entered into by TCN and the Senior Lenders in respect of the Amended Senior Secured Credit Facility;

“Ancillary Claim”	a Scheme Claim which is not a Known Scheme Claim;

“Ancillary Scheme Creditor”	a Scheme Creditor with an Ancillary Claim;

“Bar Date”

5.00 p.m. (London time) on [16 July] 2004, or such other date as shall be notified to Scheme Creditors by announcement on a Regulatory Information Service or on the Company’s website at www.telewest.co.uk, being approximately one Business Day after the Effective Date;

“Bondholder”

a person with the ultimate economic interest in any of the Notes (other than the Eurobell Notes) and holding such interest in such Notes through one of the Clearing Systems or as a Definitive Holder from time to time;

“Bondholder Committee”

the ad hoc committee from time to time of certain Bondholders, Jersey Bondholders and Scheme Creditors, as at •• 2004 consisting of Angelo Gordon & Co L.P.; Franklin Mutual Advisors, LLC; Fidelity Management & Research Co.; Goldentree Asset Management, LP; Oaktree Capital Management LLC; and OZ Management LLC;

“Business Day”	any day other than a Saturday, Sunday or any other day which is a public holiday in England and Wales, Jersey or New York;

“CDIs”	CREST Depository Interests;

“Claim Form”	in relation to Scheme Creditors who are not Bondholders in respect of their Known Scheme Claims, the form which is set out in Appendix 2 to this Scheme;

“Clearing System”	each or all of DTC, Euroclear and Clearstream and any other system designed for similar and/or analogous purposes, as appropriate;

“Clearstream”	Clearstream Banking, société anonyme, Luxembourg;

“Company”	Telewest Communications plc, a company incorporated in England and Wales with registered number 2983307;

“Company Deposit Agreements”	with respect to each class of Notes (other than the Eurobell Notes), as defined in the applicable Company Indenture;

“Company Indentures”

each of (a) the indenture dated as of 3 October 1995 between the Company and the Noteholders’ Trustee relating to the 9.625 per cent. senior debentures due 2006 of the Company; (b) the indenture dated as of 19 February 1999 between the Company and the Noteholders’ Trustee relating to the 5.25 per cent. senior convertible notes due 2007 of the Company; (c) the indenture dated as of 3 October 1995 between the Company and the Noteholders’ Trustee relating to the 11 per cent. senior discount debentures due 2007 of the Company; (d) the indenture dated as of 9 November 1998 between the Company and the Noteholders’ Trustee relating to the 11.25 per cent. senior notes due 2008 of the Company; (e) the indenture dated as of 15 April 1999 between the Company and the Noteholders’ Trustee relating to the 9.25 per cent. Dollar senior discount notes due 2009 and the 9.875 per cent. Sterling senior discount notes due 2009 of the Company; and (f) the indenture dated as of 25 January 2000 between the Company and the Noteholders’ Trustee relating to the 9.875 per cent. Dollar senior notes due 2010, the 11.375 per cent. Dollar senior discount notes due 2010 and the 9.875 per cent. Sterling senior notes due 2010 of the Company and, in each case, as thereafter amended, revised or supplemented from time to time;

“Courts”	together the High Court and the Jersey Court and a reference to “Court” means one of them;

“CREST”	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations);

“CRESTCo”	CRESTCo Limited, a company incorporated in England and Wales with registered number 02878738;

“Deed of Release”	a deed to be entered into by the Company following the Effective Date on behalf of Scheme Creditors pursuant to the authorisation given at Clause 3.8;

“Definitive Holder”

the registered holder of a Note or a Jersey Note (other than a Eurobell Note) in definitive registered form that became a definitive registered holder of such note pursuant to the mechanics for voting described at Recital (e);

“Deposit Agreements”	the Company Deposit Agreements and the Jersey Deposit Agreement, and each of them;

“Depositary”	The Bank of New York in its capacity as book-entry depositary for the Jersey Notes and each of the Notes, other than the Eurobell Notes, and, in each case, any successor thereto;

“Designated DTC Account”

the DTC account designated in a Claim Form as being that into which a Scheme Creditor submitting a Claim Form wishes New Shares comprised in its Initial Share Entitlement and any Final Distribution to be credited (and, if there is more than one, any of them) in accordance with the terms of this Scheme;

“Directors”	the directors of the Company from time to time;

“Directors and Former Directors”	any person who is, or who has been at any time since 13 May 2002, a director of the Company, the Affiliates, Liberty Media, Telewest UK or New Telewest;

“Disputed Scheme Claim”

a Notified Ancillary Scheme Claim and/or an Unresolved Claim which has not been agreed by the Company on or before the Adjudication Reference Date and is referred (either in whole or in part) to the Independent Adjudicator;

“Distribution Notice”	the notice to be served by the Company on the Escrow Agent directing the Escrow Agent to make a transfer of New Shares or cash (as appropriate), as required by the terms of the Escrow Agent Agreement;

“DTC”	the Depository Trust Company of New York, a New York corporation;

“Effective Date”	the time and date on which an office copy of the Order is delivered to the Registrar of Companies for registration;

“Escrow Agent”	The Bank of New York, in its capacity as escrow agent, as appointed by the Company pursuant to the Escrow Agent Agreement, and any successor thereto;

“Escrow Agent Agreement”	the agreement entered into between the Company, Telewest Jersey, New Telewest, Telewest UK and the Escrow Agent in accordance with the terms of Clause 5;

“Eurobell Notes”

the 5 per cent. accreting convertible notes due 2003 issued by the Company on 1 November 2000 with an Initial Principal Amount (as defined therein) of £220,000,000, on 15 January 2001 with an Initial Principal Amount (as defined therein) of £30,000,000 and on 2 April 2001 with an Initial Principal Amount (as defined therein) of £3,500,000 as, in each case, cancelled and reissued on 30 May 2003;

“Euroclear”	Euroclear Bank S.A./N.V., as operator of the Euroclear system;

“Explanatory Statement”	the explanatory statement dated [30 April] 2004 required to be furnished to Scheme Creditors pursuant to section 426 of the Act;

“Final Distribution”	the distribution of New Shares or cash to be made pursuant to Clauses 4.16 and 4.17;

“Financial Restructuring”

the proposed overall restructuring and compromise of certain of the debts and other financial obligations of Telewest, TCN and Telewest Jersey pursuant to, inter alia, this Scheme and the Jersey Scheme;

“First Extraordinary General Meeting” or “First EGM”

the extraordinary general meeting of the Company to be held at • a.m. (UK time) on [17 May] 2004 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, including any adjournment thereof, at which the Resolution will be proposed;

“FSMA”	the Financial Services and Markets Act 2000;

“Group”

prior to the Effective Date, the Company and its subsidiaries and subsidiary and associated undertakings and, following the Effective Date, New Telewest and its subsidiaries and subsidiary and associated undertakings;

“High Court”	the High Court of Justice of England and Wales;

“Holder”

a holder of a Note or a Jersey Note including, for the avoidance of doubt, but without double counting, the Depositary, the registered holder of a Note or a Jersey Note (other than a Eurobell Note) in definitive registered form and any person who becomes a Definitive Holder after the Record Date;

“Independent Adjudicator”	in respect of a Disputed Scheme Claim, the individual appointed to act as independent adjudicator in respect of such Disputed Scheme Claim in accordance with Clause 4.8;

“Initial Distribution”	the distribution of New Shares to be made pursuant to Clauses 4.12 to 4.15;

“Initial Share Entitlement”	in respect of each Agreed Scheme Creditor, the number of New Shares calculated using the formula set out in Clause 4.12;

“Jersey Bondholder”	a person with the ultimate economic interest in any of the Jersey Notes and holding such interest in such Jersey Notes through one of the Clearing Systems or as a Definitive Holder from time to time;

“Jersey Companies Law”	the Companies (Jersey) Law 1991, as amended;

“Jersey Court”	the Royal Court of Jersey;

“Jersey Deposit Agreement”	with respect to the Jersey Notes, as defined in the Jersey Indenture;

“Jersey Guarantee Liability”	any and all amounts due or capable of becoming due now or in the future from the Company under or in respect of the Jersey Notes;

“Jersey Indenture”

the indenture dated 7 July 2000 between Telewest Jersey (as issuer), the Company (as guarantor) and the Jersey Noteholders’ Trustee relating to the 6 per cent. senior convertible notes due 2005 issued by Telewest Jersey, as amended, revised or supplemented from time to time;

“Jersey Intercompany Debt”

the debt in the principal amount of US$500,000,000 owing to Telewest Jersey by the Company pursuant to an agreement between the Company and Telewest Jersey dated 7 July 2000 as amended, revised or supplemented from time to time;

“Jersey Noteholders’ Trustee”	Law Debenture Trust Company of New York, as successor trustee to The Bank of New York, or any successor trustee appointed in accordance with the provisions of the Jersey Indenture;

“Jersey Notes”	each and every note in issue from time to time under any series of notes issued by Telewest Jersey pursuant to the terms of the Jersey Indenture;

“Jersey Order”	the act issued by the Jersey Court which sanctions the Jersey Scheme;

“Jersey Registrar of Companies”	the registrar of companies within the meaning of the Jersey Companies Law;

“Jersey Scheme”

the scheme of arrangement under section 425 of the Act, and the scheme of arrangement under article 125 of the Jersey Companies Law, between Telewest Jersey and the Jersey Scheme Creditors (as defined therein), with any modification, addition or condition which the High Court or the Jersey Court may think fit to approve or impose, as appropriate;

“Jersey Scheme Claim”

any claim in respect of any Liability of Telewest Jersey to any person arising directly or indirectly in relation to or arising out of or in connection with all or any of the Jersey Indenture, the Jersey Notes, the Jersey Intercompany Debt and the Jersey Guarantee Liability, including any Liability of Telewest Jersey in respect of loss or damage suffered or incurred as a result of or in connection with such Liability in each case arising as at the Record Date or after that date by reason of a Liability of Telewest Jersey incurred before that date (including for the avoidance of doubt any interest accruing on or accretions arising in respect of such claims after the Record Date);

“Jersey Scheme Creditors”	the creditors of Telewest Jersey in respect of a Jersey Scheme Claim or Jersey Scheme Claims;

“Jersey UK Order”	the order of the High Court which sanctions the Jersey Scheme;

“Known Scheme Claims”

the Scheme Claims as at the Record Date of the Holders of the Notes, or any of them, as to principal and interest that has accrued and remains unpaid thereon; the Scheme Claims as at the Record Date of the Holders of the Jersey Notes, or any of them, as to principal and interest that has accrued and remains unpaid thereon, in respect of the Jersey Guarantee Liability; and the Scheme Claim as at the Record

Date of Telewest Jersey as to principal and interest that has accrued and remains unpaid under the Jersey Intercompany Debt;

“Known Scheme Creditors”

Scheme Creditors with Known Scheme Claims. For the avoidance of doubt, if a Scheme Creditor has both a Known Scheme Claim and a Notified Ancillary Scheme Claim, it shall be treated for the purposes of this Scheme as a Known Scheme Creditor in respect of its Known Scheme Claim and a Notified Ancillary Scheme Creditor in respect of its Notified Ancillary Scheme Claim;

“LCIA”	London Court of International Arbitration, or any successor thereto;

“Liability” or “Liabilities”

any debt, liability or obligation whatsoever whether it is present, future, prospective or contingent, whether or not its amount is fixed or undetermined, whether or not it involves the payment of money or the performance of an act or obligation and whether it arises at common law, in equity or by statute, in England and Wales, Jersey or in any other jurisdiction, or in any other manner whatsoever, but such expression does not include any liability which is barred by statute or is otherwise unenforceable or arises under a contract which is void or, being voidable, has been duly avoided;

“Liberty Media”	Liberty Media Corporation, a Delaware corporation;

“Liquidators”

the liquidators which the Company expects to appoint following the Effective Date, their successors and assigns and any other person or persons who may be appointed as liquidator to the Company from time to time;

“Listing Rules”	the listing rules of the UK Listing Authority made under section 74(4) of the FSMA, as amended from time to time;

“London Stock Exchange”	London Stock Exchange plc, a company incorporated in England and Wales with registered number 02075721, together with any successor thereto;

“Meeting”

the meeting of Scheme Creditors convened in accordance with the leave of the High Court pursuant to section 425 of the Act to consider and, if thought fit, approve this Scheme, including any adjournment thereof;

“Nasdaq”	the National Association of Securities Dealers Automated Quotation System;

“Net Proceeds of Sale”	the proceeds of sale of the relevant New Shares net of all associated commissions, transfer taxes and other costs, including the expenses and compensation of the Escrow Agent in effecting such sale;

“New Shares”

245,000,000 new shares of common stock, par value $0.01 per share, of New Telewest, or such other number of New Shares representing 100 per cent. (less one share) of the issued share capital of New Telewest as is authorised pursuant to Clause 4.31 of this Scheme;

“New Telewest”	Telewest Global, Inc., a Delaware corporation;

“New Telewest Group”	means New Telewest and its subsidiaries and subsidiary and associated undertakings;

“Nominated Recipient”	the person specified as such in a Claim Form;

“Noteholders’ Trustee”

in respect of each of the Company Indentures, Law Debenture Trust Company of New York, as successor trustee to The Bank of New York, or any successor trustee appointed in accordance with the provisions of the relevant Company Indentures;

“Notes”	each of the Eurobell Notes and each and every note in issue from time to time under any series of notes issued by the Company pursuant to the terms of any of the Company Indentures;

“Notified Ancillary Scheme Claim”	an Ancillary Claim that has been duly notified to the Company or the Escrow Agent at any time prior to the Bar Date in accordance with Clause 4.1;

“Notified Ancillary Scheme Creditor”

a Scheme Creditor with a Notified Ancillary Scheme Claim. For the avoidance of doubt, if a Scheme Creditor has both a Known Scheme Claim and a Notified Ancillary Scheme Claim, it shall be treated for the purposes of this Scheme as a Known Scheme Creditor in respect of its Known Scheme Claim and a Notified Ancillary Scheme Creditor in respect of its Notified Ancillary Scheme Claim;

“Notified Scheme Claims”

all Scheme Claims that have been notified in writing to the Company, (or the Escrow Agent by sending a duly completed Claim Form), at any time prior to the Bar Date in accordance with Clause 4.1 which shall include, for the avoidance of doubt and without further notification, all the Known Scheme Claims;

“Notified Scheme Creditors”	Scheme Creditors with Notified Scheme Claims;

“NSPCC”	the National Society for the Prevention of Cruelty to Children, a company registered in England and Wales with registered number 216401, together with any successor thereto;

“Official List”	the Official List of the UK Listing Authority;

“Open Market”

to the extent that the New Shares, when sold, are listed or quoted on any securities exchange or inter-dealer quotation system, the sale of the New Shares on such exchange or through such inter-dealer quotation system; and to the extent that the New Shares, when sold, are not listed or quoted on any securities exchange or inter-dealer quotation system, the sale of the New Shares to a third party, such third party, in any event, to be unrelated to the New Telewest Group; and to the extent the New Shares, when sold, are not listed or quoted on any securities exchange or inter-dealer quotation system, and the Escrow Agent has used all reasonable endeavours and is not able to sell the New Shares to a third party unrelated to the New Telewest Group, the gift of the New Shares to the NSPCC;

“Order”	the order of the High Court which sanctions this Scheme;

“Participant”

in relation to the holder of the particular nominal amount of the Notes or the Jersey Notes which were exchanged into definitive registered certificates in the name of a Definitive Holder, the person shown in the records of DTC, Euroclear or Clearstream (as the case may be) immediately preceding such exchange in respect of such nominal amount of Notes;

“Post”	delivery by pre-paid first class post or air mail;

“Principal Amount”

in respect of each Known Scheme Creditor, (i) in respect of each of the Notes other than the Accreting Notes held by it, the face value of the Notes outstanding and in issue on the Record Date; (ii) in respect of the Accreting Notes held by it, the Accreted Value (as defined in the relevant Indenture or Notes) as at the last Interest Payment Date (as defined in the relevant Indenture or Notes); (iii) in respect of the Jersey Guarantee Liability, an amount equal to the face value of the Jersey Notes held by it and outstanding and in issue on the Record Date; and, (iv) in respect of the Jersey Intercompany Debt, an amount equal to the aggregate face value of the Jersey Notes outstanding and in issue on the Record Date, in each case as finally determined in accordance with the terms of this Scheme;

“Proceeding”

any process, action, or other legal proceeding (including, without limitation, any demand, arbitration, alternative dispute resolution, judicial review, adjudication, execution, seizure, distraint, forfeiture, re-entry, lien, enforcement of judgment or enforcement of any security);

“Record Date”	[30 April] 2004;

“Register Date”	the close of business on the last day of dealings in Telewest Shares on the London Stock Exchange before the Effective Date;

“Registrar”	Lloyds TSB Registrars, a division of Lloyds TSB Bank plc, a company registered in England and Wales with registered number 00002065;

“Registrar of Companies”	the registrar of companies within the meaning of the Act;

“Re-globalisation”

in relation to all the Notes (other than the Eurobell Notes) and the Jersey Notes, the exchange of the definitive registered certificates in respect of Notes and Jersey Notes held by Definitive Holders into book-entry interests in a global bearer form of the relevant Notes and Jersey Notes held by the Depositary in the Clearing Systems;

“Regulations”	the Uncertificated Securities Regulations 2001, as amended;

“Regulatory Information Service”	any of the services set out in Schedule 12 to the Listing Rules;

“Relationship Agreement”

the relationship agreement dated as of 3 March 2000, as amended by an amendment agreement dated as of 18 May 2001, between Microsoft Corporation, Liberty Media International, Inc., Liberty UK Holdings, Inc., Liberty UK, Inc. and the Company;

“Released Parties”

(i) Neil Smith; (ii) John Malone; (iii) Liberty TWSTY Bonds, Inc.; (iv) Liberty Media International, Inc.; (v) Liberty UK Holdings, Inc.; (vi) Liberty UK, Inc.; (vii) IDT Corporation; (viii) IDT Venture Capital, Inc.; (ix) IDT UK Cable Inc. (formerly known as Microsoft UK Cable, Inc.); (x) IDT Cable Partnership Holdings, Inc. (formerly known as Microsoft Cable Partnership Holdings, Inc.); (xi) Liberty Flex Holdings; (xii) Liberty TWSTY Holdings, Inc.; (xiii) Liberty International B-LL-C; and (xiv) Microsoft Corporation;

“Resolution”

the ordinary resolution to be proposed at the First Extraordinary General Meeting to approve the transfer by the Company of substantially all of its assets on the terms and conditions set out in the transfer agreement dated •• 2004 and to authorise the Directors to give effect thereto;

“Scheme”

this scheme of arrangement under section 425 of the Act between the Company and the Scheme Creditors in the form set out herein or with any modification, addition or condition which the High Court may think fit to approve or impose;

“Scheme Claim”

any claim in respect of any Liability of the Company to any person arising directly or indirectly in relation to or arising out of or in connection with all or any of the Company Indentures, the Notes, the Jersey Indenture, the Jersey Notes, the Jersey Intercompany Debt and the Jersey Guarantee Liability, including any Liability of the Company in respect of loss or damage suffered or incurred as a result of or in connection with such Liability in each case arising as at the Record Date, or after that date by reason of a Liability of the Company incurred before that date (including, for the avoidance of doubt, any interest accruing on or accretions arising in respect of such claims after the Record Date);

“Scheme Creditor”

a creditor of the Company in respect of a Scheme Claim or Scheme Claims including, for the avoidance of doubt, but without double counting in each case, the Depositary, the registered holder of a Note or a Jersey Note (other than a Eurobell Note) in definitive registered form and any person who becomes a Definitive Holder by virtue of an exchange of an interest in Notes or Jersey Notes held by or on behalf of that person on the Record Date for a Note or Jersey Note in definitive registered form in that person’s name;

“Scheme Rate”

the average of the closing mid-point spot rates for the conversion of Sterling into US Dollars, as reported by Bloomberg, L.P., for each trading day in the period commencing 1 October 2002 to 23 April 2004, being $[•••]/£1.00;

“Senior Lenders”	the lenders under the Senior Secured Credit Facility Agreement;

“Senior Secured Credit Facility Agreement”	the agreement dated 16 March 2001 for credit facilities of £2 billion together with an institutional facility of up to £250 million made between, inter alia, TCN and the Senior Lenders;

“Share Entitlement”	the entitlement to New Shares of each Agreed Scheme Creditor pursuant to the terms of this Scheme;

“Shareholder”	a registered holder of Telewest Shares at the Register Date;

“Sterling”, “£” or “pence”	the lawful currency of the United Kingdom for the time being;

“TCN”	Telewest Communications Networks Limited, a company incorporated in England and Wales with registered number 3071086;

“Telewest ADRs”	American depositary receipts of the Company, each evidencing one American depositary share which represents the right to receive 200 ordinary shares of the Company of 10 pence each;

“Telewest Convertible Notes”	the 5.25 per cent. senior convertible notes due 2007 of the Company;

“Telewest Jersey”	Telewest Finance (Jersey) Limited, a wholly owned subsidiary of the Company, incorporated under the laws of Jersey with registered number 77278;

“Telewest Shares”	the ordinary shares of 10 pence each in the capital of the Company and the limited voting convertible shares of 10 pence each in the capital of the Company;

“Telewest UK”	Telewest UK Limited, a company incorporated in England and Wales with registered number 4925679;

“Termination Date”	the sixth anniversary of the Effective Date;

“Total Amount”	shall have the meaning given to it in Clause 4.6;

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;

“UK Listing Authority”

the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the FSMA;

“Unresolved Claims”	Notified Ancillary Scheme Claims which have not become Agreed Scheme Claims as at the Bar Date and which have not been withdrawn or conclusively rejected;

“USA”, “US” or “United States”	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia;

“US Bankruptcy Code”	Title 11 of the United States Code;

“US Bankruptcy Court”

the United States Bankruptcy Court for the Southern District of New York or any other United States court which may be exercising jurisdiction over Telewest or Telewest Jersey under the US Bankruptcy Code;

“US Dollar”, “Dollar” or “$”	US Dollars or other lawful currency being the currency of the USA for the time being;

“Voting Deadline”	7.00 p.m. (prevailing Eastern Time) in New York on [27 May] 2004;

and

“W. R. Huff”	W. R. Huff Asset Management Co., L.L.C.

RECITALS

(a)	Telewest Jersey is proposing a separate creditors’ scheme of arrangement (the Jersey Scheme) under both section 425 of the Act and article 125 of the Jersey Companies Law pursuant to which Jersey Scheme Creditors will release claims against Telewest Jersey in respect of or arising out of or in connection with the Jersey Indenture; the Jersey Notes; the release of the Jersey Intercompany Debt and Jersey Guarantee Liability pursuant to this Scheme; and any Liability of Telewest Jersey in respect of loss or damage suffered or incurred as a result of or in connection with such liabilities.

(b)	In consideration for the release referred to in Recital (a) above under the Jersey Scheme, each Jersey Scheme Creditor shall become entitled on the effective date of the Jersey Scheme to have transferred to it a pro rata share of the New Shares to which Telewest Jersey will, on its Scheme Claim becoming an Agreed Scheme Claim, become entitled pursuant to this Scheme.

(c)	The Directors undertook to the High Court that this Scheme would not be made effective (through the Company delivering, or procuring the delivery of, the office copy of the Order to the Registrar of Companies) unless and until the Directors were satisfied that all of the following had occurred and were unconditional, or would occur or become unconditional on the Effective Date, or had been waived (to the extent possible):

(i)	the Resolution having been duly passed at the First Extraordinary General Meeting;

(ii)	either (aa) TCN having entered into the Amended Senior Secured Credit Facility Agreement with, inter alia, the Senior Lenders on terms substantially the same as those referred to in the Explanatory Statement and the Recapitalisation Supplemental Deed Effective Date (as that term is defined in the Amended Senior Secured Credit Facility Agreement) having occurred; or (bb) TCN having entered into the Amended Senior Secured Credit Facility Agreement with, inter alia, the Senior Lenders on terms substantially the same as those referred to in the Explanatory Statement and the Recapitalisation Supplemental Deed Effective Date (as such term is defined in the Amended Senior Secured Credit Facility Agreement) having occurred or any of New Telewest, Telewest UK, TCN and their subsidiaries having entered into an Alternative Financing and such Alternative Financing having become, or becoming on the Effective Date, unconditional;

(iii)	Admission having occurred;

(iv)	the Company, New Telewest, Telewest UK, Telewest Jersey and the Escrow Agent having entered into the Escrow Agent Agreement substantially in accordance with the terms of Clause 5;

(v)	the Company having obtained a permanent injunction and order of the US Bankruptcy Court under section 304 of the US Bankruptcy Code pursuant to which Scheme Creditors are restrained from commencing or continuing actions or proceedings against, inter alia, the Company in respect of Scheme Claims (unless more than half of all Bondholders and Jersey Bondholders (in respect of their Scheme Claims arising in respect of the Jersey Guarantee Liability) by Principal Amount, as at the Record Date, have notified the Company that they consent to the waiver of this condition);

(vi)	all proceedings under Chapter 11 of the US Bankruptcy Code in respect of the Company (if any such proceedings have been commenced) having been completed (unless more than half of all Bondholders and Jersey Bondholders (in respect of their Scheme Claims arising in respect of the Jersey Guarantee Liability) by Principal Amount, as at the Record Date, have notified the Company that they consent to the waiver of this condition);

(vii)	the Jersey Scheme having been sanctioned by the High Court and the Jersey Court and the directors of Telewest Jersey having confirmed that, immediately following the delivery of an office copy of the Order to the Registrar of Companies for registration, they will procure that (i) an office copy of the Jersey Order is delivered to the Jersey Registrar of Companies and (ii) an office copy of the Jersey UK Order is delivered to the Registrar of Companies for registration; and

(viii)	the Relationship Agreement having been terminated by Liberty Media.

(d)	The Directors further undertook to the High Court that this Scheme would not be made effective (through the Company delivering or procuring the delivery of the office copy Order in respect of this Scheme to the Registrar of Companies) unless it could be made so effective by the later of • • 2004 or 60 days after the date of any vote by Scheme Creditors and Jersey Scheme Creditors to approve the Scheme and the Jersey Scheme, subject to that vote occurring on or before • • 2004.

(e)	The Jersey Notes and each of the Notes (other than the Eurobell Notes) were issued in global bearer form and were held by the Depositary. At the request of certain registered holders of Notes and Jersey Notes (acting under the authority of the relevant Bondholders and Jersey Bondholders), arrangements were made for the global bearer form of each of the Notes (other than the Eurobell Notes) and the Jersey Notes to be exchanged in whole or in part for Notes or Jersey Notes, as applicable, in definitive form registered in the names of the relevant Bondholders and Jersey Bondholders (who thereby became Definitive Holders and are Scheme Creditors for the purposes of this Scheme). Any unexchanged Notes or Jersey Notes continue to be held in global bearer form by the Depositary (who remains the Scheme Creditor for such amounts for the purpose of this Scheme).

(f)

Following the Effective Date, and on the terms of this Scheme, the registered notes held by Definitive Holders will be converted back into global bearer form to be registered in the name of the Holders of such Notes as at the time, in each case, immediately prior to their conversion into definitive registered form. This mechanism (herein defined as “Re-globalisation”) is put in place in order to allow New Shares to be distributed pursuant to this Scheme through the Clearing Systems without the need for Bondholders or Jersey Bondholders to complete any details of how they would like to receive the New Shares in a Claim Form.

(g)	Each of New Telewest, Telewest UK and the Registrar appeared by counsel on the hearing of the petition to sanction this Scheme, consented to this Scheme and undertook to be bound thereby and to execute and do and/or procure to be executed and done all such documents, acts or things as may be necessary or desirable to be executed and done by it or on its behalf for the purpose of giving effect to this Scheme.

(h)	The Escrow Agent appeared by counsel on the hearing of the petition to sanction this Scheme and undertook to perform its designated functions and comply with its obligations as Escrow Agent subject to and in accordance with the terms of the Escrow Agent Agreement.

(i)	The Noteholders’ Trustee and the Jersey Noteholders’ Trustee appeared by counsel on the hearing of the petition to sanction this Scheme and undertook to perform their designated functions and comply with their obligations as Noteholders’ Trustee and Jersey Noteholders’ Trustee subject to and in accordance with the terms of the relevant Company Indentures and Jersey Indenture.

(j)	The Depositary appeared by counsel on the hearing of the petition to sanction this Scheme and undertook to perform its designated functions and comply with its obligations as book-entry depositary subject to and in accordance with the terms of the Deposit Agreements.

1	INTERPRETATION

In this Scheme, unless the context otherwise requires or otherwise expressly provides for:

(a)	references to Clauses, Appendices and Recitals are references to the Clauses, Appendices and Recitals respectively of this Scheme;

(b)	references to a “person” include references to an individual, firm, partnership, company, corporation, unincorporated body of persons or any state or state agency;

(c)	references to a statute or a statutory provision include the same as subsequently modified, amended or re-enacted from time to time;

(d)	the singular includes the plural and vice versa and words importing one gender shall include all genders; and

(e)	headings are for ease of reference only and shall not affect the interpretation of this Scheme.

2	EFFECTIVE DATE

2.1	This Scheme will come into effect on the Effective Date.

3	THE SCHEME

Compromise of Scheme Claims

3.1

(a)         Immediately following the Effective Date, and once Re-globalisation has occurred in accordance with Clause 4.19, the Notes, the Jersey Intercompany Debt and the Jersey Guarantee Liability shall be cancelled and all Scheme Claims shall be satisfied and released fully and absolutely, in each case so as to bind the Scheme Creditors and any person who acquires any interest in or arising out of a Scheme Claim after the Record Date.

(b)	In consideration for the satisfaction and release referred to in Clause 3.1(a), each Agreed Scheme Creditor shall, subject to the other provisions of this Scheme, become entitled on the Effective Date to have transferred to it or to its Nominated Recipient a number of New Shares equal to its Share Entitlement in accordance with the procedures set out in this Scheme.

(c)	The Share Entitlement (or part thereof) of any Agreed Scheme Creditor, referred to in Clause 3.1(b), shall be satisfied in accordance with the provisions of Clause 4.

Entitlement of Shareholders

3.2	The Shareholders shall receive New Shares on the following basis:

(a)	subject to Clause 3.2(g), the Shareholders shall be entitled to receive, in aggregate, 3,675,000 New Shares. Each Shareholder shall be entitled to receive the number of such New Shares equal to:

A   x 3,675,000

B

Where:

A	equals the number of Telewest Shares that it holds on the Register Date, as stated in the Company’s register of members on such date; and

B	equals the total number of Telewest Shares in issue on the Register Date, as stated in the Company’s register of members on such date;

(b)	on the Effective Date, or as soon as practicable thereafter, subject as provided below, the New Shares referred to in Clause 3.2(a) will be distributed to Shareholders;

(c)	New Shares will, subject as provided below, be distributed to Shareholders (other than the ADR Depositary) through CREST in the form of CDIs;

(d)	Shareholders who are also Scheme Creditors may elect to receive New Shares to which they are entitled in their capacity as Shareholders in a DTC account by providing advance written notification to the Company, the Escrow Agent or the Registrar (at least seven Business Days prior to the Effective Date), including any relevant details of such account;

(e)	the ADR Depositary will receive the New Shares to which it is entitled through DTC. The ADR Depositary will then distribute such New Shares to the ADR holders pro rata to their interests in the underlying Telewest Shares as at the Register Date;

(f)	any sale undertaken by the Escrow Agent in accordance with Clauses 3.3 or 3.4 shall be deemed to have been undertaken at the request and authorisation of the relevant Shareholder. The Escrow Agent and the Company are irrevocably and unconditionally requested and authorised to (i) sell such New Shares on behalf of such Shareholder on the Open Market; (ii) transfer stock certificates and/or other document(s) of title in respect of such New Shares; and (iii) remit the Net Proceeds of Sale as soon as reasonably practicable in accordance with the directions in the relevant Clause. The price, terms, timing and manner of the sale, and any currency exchange effected by the Company or the Escrow Agent in connection with or related to the sale or the proceeds of the sale, shall be at the Escrow Agent’s sole discretion, or that of any agent the Escrow Agent shall employ in connection with or related to such sale. None of the Escrow Agent, the Company, New Telewest, Telewest UK or Telewest Jersey, or any of their respective advisers or any person acting on behalf of any of them shall have any Liability for any loss or alleged loss arising from the price, terms, timing or manner of such sale (including any currency exchange effected in connection with or related to the sale or the proceeds of sale) or the failure to procure any purchaser for such New Shares (or any of them) (save to the extent such loss or alleged loss is caused by the negligence, wilful default or fraud of the Escrow Agent); and

(g)	if the board of directors of New Telewest determines that the number of New Shares outstanding immediately after the Effective Date would be too large, such that the New Shares may trade at a price below the US$5 per share minimum required by Nasdaq, New Telewest may, by agreement with the Company, reduce the total number of New Shares to be distributed pursuant to this Scheme, provided that the aggregate number of New Shares distributed to the Shareholders pursuant to this Scheme shall, at the Effective Date, represent 1.5 per cent. of the New Shares.

3.3	Fractional entitlements of Shareholders to New Shares will not be distributed to Shareholders. The Escrow Agent will aggregate the fractional share entitlements of all Shareholders and sell them on the Open Market. The Net Proceeds of Sale will be remitted to the Registrar and will then be sent by the Registrar by cheque in Sterling to the relevant Shareholders pro rata to their interests in the Net Proceeds of Sale of the fractional share entitlements.

3.4	New Shares will not be distributed to Shareholders in jurisdictions, other than the US, the UK and the Republic of Ireland, where such distributions would, or might, in the opinion of the Escrow Agent (subject to the prior consent of the Company), be unduly onerous or where the Company directs the Escrow Agent that such distributions would, or might be, prohibited by any relevant law. Instead, Shareholders in such jurisdictions will be entitled to receive the Net Proceeds of Sale of the New Shares to which they would otherwise be entitled. The Escrow Agent will sell, or procure the sale of such New Shares, on the Open Market and will remit the Net Proceeds of Sale in respect of such New Shares to the Registrar. The Registrar will then send such Net Proceeds of Sale by cheque in Sterling to the relevant Shareholders.

Interest on Scheme Claims

3.5	For the avoidance of doubt, the compromise effected pursuant to Clause 3.1(a) shall include a compromise of all interest and accreted amounts howsoever arising on or in respect of a Scheme Claim.

Stay of Proceedings

3.6	For the avoidance of doubt, no Proceeding or other judicial, quasi-judicial, administrative or regulatory process whatsoever against the Company or its property shall be commenced or continued in any jurisdiction whatsoever to recover any Scheme Claim or to establish the existence or amount of a Scheme Claim.

Assignments or transfers after the Record Date

3.7

(a)         The Company shall be under no obligation to recognise any assignment or transfer of a Scheme Claim after the Record Date for the purposes of determining entitlements under this Scheme and has no obligations hereunder to any person other than a Scheme Creditor, provided that, where the Company has received from the relevant parties notice in writing of an assignment or transfer, the Company may, in its sole discretion and subject to the production of such other evidence in relation to such transfer or assignment as the Company may require and to any other terms and conditions which the Company may consider necessary or desirable, agree to recognise such assignment or transfer for the purposes of making distributions under this Scheme. Any assignee or transferee of a Scheme Claim so recognised by the Company shall be bound by the terms of this Scheme.

(b)	To the extent that any Notified Scheme Creditor transfers or assigns all or part of its Notified Scheme Claim after the Record Date, the transfer by or on behalf of the Company to the Notified Scheme Creditor or its Participant or the Notified Scheme Creditor’s or its Participant’s Nominated Recipient named in any Claim Form submitted by such Notified Scheme Creditor, or any assignee or transferee recognised by the Company in accordance with Clause 3.7(a), of its entitlement to New Shares shall be effective to discharge and extinguish any Liabilities as at the Effective Date or thereafter of the Company to any transferee or assignee of such Notified Scheme Claim arising directly or indirectly in relation to or arising out of or in connection with the relevant Notified Scheme Claim.

Release

3.8

(a)         Each of the Scheme Creditors hereby authorises the Company from the Effective Date to enter into, execute and deliver as a deed on behalf of each Scheme Creditor and any person to whom a Scheme Creditor has transferred Notes or Jersey Notes after the Record Date one or more Deeds of Release whereby any and all claims of such persons against the Company, the Affiliates, the Directors and Former Directors, the Released Parties, the Bondholder Committee, W.R. Huff, Liberty Media, Telewest UK, New Telewest, the Noteholders’ Trustee, the Jersey Noteholders’ Trustee, and the Advisers in relation to or arising out of or in connection with the Notes, the Jersey Notes, the Company Indentures, the Jersey Indenture, the Jersey Guarantee Liability and the Jersey Intercompany Debt and/or the implementation of this Scheme, the Jersey Scheme and/or the Financial Restructuring shall be waived and released fully and absolutely from the Effective Date.

(b)	Any Deed of Release to be executed pursuant to the authority conferred by Clause 3.8(a) shall be substantially in the form attached at Appendix 1 subject to any modifications required or approved by the Courts and shall take effect in relation to such claims and liabilities as the Courts consider appropriate, provided only that the effect of any such modification is not such as would require the release of a claim that is not referred to in Clause 3.8(a) above.

4	DETERMINATION OF AGREED SCHEME CLAIMS AND SHARE ENTITLEMENTS OF SCHEME CREDITORS

Notification

4.1

(a)         No Scheme Creditor shall be entitled to receive any consideration under this Scheme in respect of any Scheme Claim unless that Scheme Claim is (i) a Notified Scheme Claim and (ii) subsequently becomes an Agreed Scheme Claim either in whole or in part.

(b)	Known Scheme Creditors are deemed to have Notified Scheme Claims in respect of their Known Scheme Claims for a value equal to the total amount of principal of, and interest that has accrued and remains unpaid on, the relevant Notes, Jersey Notes or Jersey Intercompany Debt (as applicable) as at the Record Date.

(c)	Scheme Creditors with Ancillary Claims must notify the Company of their Ancillary Claims in writing. Notification will only be effective if it is received by the Company on or before the Bar Date and includes details of (i) the identity of the Ancillary Scheme Creditor, (ii) a description of the nature of its Ancillary Claim and how such Ancillary Claim arose; (iii) the value at which, and the dates on which, the Notes on, which its Ancillary Claim is based were bought and sold; (iv) the maximum amount of its Ancillary Claim; and (v) the legal basis of liability of the Company. For the avoidance of doubt, the transmission and receipt by the Escrow Agent or the Company of a duly completed Claim Form prior to the Bar Date shall, subject to Clause 4.7 below, constitute notification for these purposes.

(d)	Ancillary Claims may be notified in any amount. However, an Ancillary Scheme Creditor submitting a Claim Form for an amount greater than the amount of principal of, and interest that has accrued and remains unpaid on, the Notes from which its Ancillary Scheme Claim arises must, in addition to the information required at Clause 4.1(c), also supply a memorandum which gives particulars of the facts on which the Ancillary Scheme Creditor relies and identifies the legal basis for the Ancillary Claim and its quantum. If such memorandum is not supplied prior to the Bar Date, the relevant Ancillary Claim will, subject to Clause 4.1(c), be deemed to have been notified in an amount equal to the amount of the principal of, and interest that, as at the Record Date, has accrued and remains unpaid on, the Notes from which the Ancillary Claim arises.

Agreement of Scheme Claims

4.2	Each Scheme Creditor may submit either or both of a Known Scheme Claim and an Ancillary Claim, each in any amount. However, no Ancillary Claim may become an Agreed Scheme Claim for a value greater than the aggregate amount that has been validly notified to the Company in accordance with Clauses 4.1(c) and 4.1(d).

4.3	The value of Scheme Claims shall be determined as at the Record Date.

4.4	A Scheme Creditor shall have no right after the Bar Date to increase the amount of its Scheme Claim.

4.5	Known Scheme Claims shall automatically become Agreed Scheme Claims on the Effective Date.

4.6(a)	The value of each Scheme Creditor’s Agreed Scheme Claim shall be equal to that Scheme Creditor’s Total Amount. For these purposes, “Total Amount” means (i) in respect of a Scheme Creditor’s Known Scheme Claim, the aggregate in US Dollars of the Principal Amounts of each of the debts held by it listed in column 1 of the table set out below, each as multiplied by the multiplier of that Principal Amount set out in relevant row of column 2 of the table set out below (which takes into account all amounts of interest and accreted amounts that have accrued and remain unpaid on such Scheme Claims (if any) and any conversion from Sterling into US Dollars); and (ii) in respect of a Scheme Creditor’s Notified Ancillary Scheme Claim, the total amount of its Notified Ancillary Scheme Claim, as agreed by the Company or otherwise determined in accordance with the terms of this Scheme, if necessary, as converted from Sterling to US Dollars at the Scheme Rate.

Column 1 Debt	Column 2 Multiplier

Notes issued pursuant to an indenture dated 3 October 1995 between the Company and The Bank of New York as trustee relating to the 9.625 per cent. senior debentures due 2006

Notes issued pursuant to an indenture dated 19 February 1999 between the Company and The Bank of New York as trustee relating to the 5.25 per cent. senior convertible notes due 2007

Notes issued pursuant to an indenture dated 3 October 1995 between the Company and The Bank of New York as trustee relating to the 11 per cent. senior discount debentures due 2007

Notes issued pursuant to an indenture dated 9 November 1998 between the Company and The Bank of New York as trustee relating to the 11.25 per cent. senior notes due 2008

Notes issued pursuant to an indenture dated 15 April 1999 between the Company and The Bank of New York as trustee relating to the 9.25 per cent. dollar senior discount notes due 2009

Notes issued pursuant to an indenture dated 15 April 1999 between the Company and The Bank of New York as trustee relating to the 9.875 per cent. sterling senior discount notes due 2009

Notes issued pursuant to an indenture dated 25 January 2000 between the Company and The Bank of New York as trustee relating to the 9.875 per cent. dollar senior notes due 2010

Notes issued pursuant to an indenture dated 25 January 2000 between the Company and The Bank of New York as trustee relating to the 11.375 per cent. dollar senior discount notes due 2010

Notes issued pursuant to an indenture dated 25 January 2000 between the Company and The Bank of New York as trustee relating to the 9.875 per cent. sterling senior notes due 2010

Eurobell Notes

Jersey Notes (in respect of the Jersey Guarantee Liability)

Jersey Intercompany Debt

(b)	Any Scheme Claim which at the Record Date is not immediately due and payable but on the Company going into liquidation would, either automatically without further action by any party or by the issue of any notice by the relevant Scheme Creditor, be capable of being made legally and immediately due and payable, shall be treated for the purposes of calculating a Total Amount under this Scheme as immediately due and payable as at the Record Date (and hence not a debt payable at a future time).

4.7

(a)         Notified Ancillary Scheme Claims may be admitted or agreed by the Company either for the whole amount claimed or for part of that amount. The Company may reject a Notified Ancillary Scheme Claim in whole or in part if the Claim Form is not correctly completed or for any other reason whatsoever.

(b)	Notified Ancillary Scheme Claims which have not become Agreed Scheme Claims at the Bar Date will remain Unresolved Claims unless and until they become Agreed Scheme Claims, are withdrawn or are conclusively rejected in whole or in part.

(c)	Ancillary Claims shall not be capable of becoming Agreed Scheme Claims (in accordance with the provisions of this Scheme) unless and until a duly completed Claim Form in respect of that Scheme Claim (or part thereof) has been received by the Company or the Escrow Agent. Notified Ancillary Scheme Creditors shall provide the Company and the Escrow Agent with such other information as they may reasonably require to enable the relevant Notified Ancillary Scheme Claim to be determined.

(d)	The Company may, at its sole discretion, send notice to any Notified Ancillary Scheme Creditor to require it to submit a duly completed Claim Form in respect of its Notified Ancillary Scheme Claim within 30 days of the date of such notice. If the relevant Notified Ancillary Scheme Creditor fails to submit a duly completed Claim Form within such 30 day period, the relevant Notified Ancillary Scheme Claim will automatically be deemed to have been irrevocably withdrawn.

(e)	If the Company rejects any Notified Ancillary Scheme Claim either in whole or in part, it shall prepare a written statement of its reasons for doing so and send this as soon as reasonably practicable to the relevant Notified Ancillary Scheme Creditor.

(f)	The Company shall endeavour to reach agreement with each Notified Ancillary Scheme Creditor as to the validity and amount of its Notified Ancillary Scheme Claim. Any Notified Ancillary Scheme Claim so agreed shall be treated as an Agreed Scheme Claim for the purposes of this Scheme.

(g)	Where more than one person seeks to assert an entitlement pursuant to this Scheme in respect of the same Notified Ancillary Scheme Claim (or part thereof), the Notified Ancillary Scheme Claim shall not become an Agreed Scheme Claim unless and until it shall have been determined to the Company’s reasonable satisfaction (or by the Independent Adjudicator in accordance with Clauses 4.8 to 4.11) who is entitled to the relevant Share Entitlement and in what proportions.

(h)	In the event that the validity of a Notified Ancillary Scheme Claim (or part thereof) and/or the amount of a Notified Ancillary Scheme Claim (as included in the relevant Claim Form) has not been agreed by the Company on or before the Adjudication Reference Date, the Company shall refer that Notified Ancillary Scheme Claim (or disputed part thereof) to an Independent Adjudicator as a Disputed Scheme Claim no later than 14 days thereafter, and send by Post to the Notified Ancillary Scheme Creditor concerned a notice to the effect that the Notified Ancillary Scheme Claim has become a Disputed Scheme Claim. Thereafter, the dispute between the Company and the Notified Ancillary Scheme Creditor concerned regarding the Notified Ancillary Scheme Claim will be determined by an Independent Adjudicator in accordance with Clauses 4.8 to 4.11.

Adjudication of Disputed Scheme Claims

4.8

(a)         Within 14 days of the first Adjudication Reference Date to occur in respect of a Disputed Scheme Claim, the Company shall request the LCIA to nominate a fit and proper person duly qualified to adjudicate on the points in issue therein who will be the Independent Adjudicator for the purposes of this Scheme.

(b)	The Independent Adjudicator nominated in accordance with Clause 4.8(a) shall act as Independent Adjudicator in respect of any further Disputed Scheme Claims in respect of which an Adjudication Reference Date has occurred, unless (i) he, the Company or the Notified Ancillary Scheme Creditor concerned notifies the LCIA that there is, or may be, a conflict of interest in relation to his appointment to determine a Disputed Scheme Claim; (ii) he considers and notifies the LCIA that, in his sole opinion, due to the work he is undertaking in respect of other Disputed Scheme Claims, he will be unable to adjudicate upon a particular Disputed Scheme Claim within two months from the date on which the Disputed Scheme Claim is referred to him by the Company; or (iii) he is otherwise unable to perform his duties as independent adjudicator by reason of his death, incapacity, dismissal or resignation (on the grounds of ill health or ceasing to be an adjudicator).

(c)	If the Independent Adjudicator appointed pursuant to Clause 4.8(a) is unable to adjudicate upon a Disputed Scheme Claim by reason of any circumstances described in Clause 4.8(b), the Company shall request the LCIA to, within 14 days of receiving notification in accordance with that Clause, appoint a further fit and proper person duly qualified to adjudicate on the points in issue therein to act as Independent Adjudicator in respect thereof.

4.9

(a)         The Company shall provide the Independent Adjudicator with copies of the correspondence between the parties and/or between Notified Ancillary Scheme Creditors relating to the validity of a Disputed Scheme Claim and/or the calculation of the quantum of a Disputed Scheme Claim and/or the relative entitlements of Notified Ancillary Scheme Creditors to a Disputed Scheme Claim and any other relevant documentation. The Independent Adjudicator shall be entitled to call for copies of any further documentation he considers necessary to assist him to reach a conclusion on the issue and the Company and the Notified Ancillary Scheme Creditor concerned (as appropriate) shall co-operate in providing such information.

(b)	In relation to any matter which is referred to the Independent Adjudicator, the Independent Adjudicator shall consider the papers and documents before him and shall, within 14 days of receipt of the records and information referred to in Clause 4.9(a), send a notice to the person concerned stating whether the Independent Adjudicator requires:

(i)	further documents, data or information from the Notified Ancillary Scheme Creditor or the Company, in which case the relevant person or persons shall within 14 days after receipt of such request provide the Independent Adjudicator with the required documents, data or information; and/or

(ii)	the Notified Ancillary Scheme Creditor (or his duly authorised representative) or the Company (or its duly authorised representative) to appear before him and address him on any matters he shall determine, in which case the Notified Ancillary Scheme Creditor (or his duly authorised representative) or the Company (or its duly authorised representative), as appropriate, shall be at liberty to so appear on such date and at such place as the Independent Adjudicator shall prescribe.

(c)	If the Independent Adjudicator requires a party (or his representative) to appear before him pursuant to Clause 4.9(b)(ii), he shall also give notice of this request to the other party and make arrangements to allow that other party to appear before him to respond to the evidence brought by such party, if desired by the other party, on such date and at such place as the Independent Adjudicator shall prescribe.

(d)	If the Independent Adjudicator requires the parties to appear before him pursuant to Clause 4.9(b)(ii), the Independent Adjudicator shall be entitled to prescribe and lay down such procedures or provisions as he in his absolute discretion deems appropriate for the purposes of assisting him in reaching his decision, and the Independent Adjudicator shall be entitled to call for such evidence, documents, data and information as he may require.

(e)	The Independent Adjudicator shall be entitled to consult with such advisers, including legal advisers and experts, as he may deem appropriate and, for the avoidance of doubt, all costs, charges, and expenses of such advisers shall be paid in accordance with Clause 4.10.

(f)	If, after 14 days of the request for further information pursuant to Clause 4.9(b)(i), none has been provided, or after 14 days of the request for a person to appear before him pursuant to Clause

4.9(b)(ii), the person concerned fails to appear before the Independent Adjudicator, then the Independent Adjudicator shall make such determination as he sees fit on the basis of information then available to him.

(g)	In the event that a Jersey Notified Ancillary Scheme Creditor (as defined in the Jersey Scheme) has a Jersey Disputed Scheme Claim (as defined in the Jersey Scheme) that is in any way connected with or arises out of a Disputed Scheme Claim in this Scheme, such Jersey Disputed Scheme Claim and Disputed Scheme Claim shall be referred to and determined by the same Independent Adjudicator. In such circumstances, the Independent Adjudicator shall also include in his determination a direction as to which company should bear which proportions of the Liability (if any).

(h)	In adjudicating on any Disputed Scheme Claim being referred to him, the Independent Adjudicator shall act as an expert and not as an arbitrator.

(i)	Upon any Disputed Scheme Claim being referred to the Independent Adjudicator in accordance with Clause 4.7(h), the Independent Adjudicator shall use his best endeavours to, on or before the expiration of two months from the date on which such claim was referred to him by the Company, certify in writing by Post to the Notified Ancillary Scheme Creditor and the Company his determination in respect of the dispute concerning the Disputed Scheme Claim. If the Independent Adjudicator requires an extension of time in making his determination, he may, with the consent of the Company (such consent not to be unreasonably withheld) extend the said period by such amount of time as he and the Company shall agree.

(j)	Each determination made by the Independent Adjudicator pursuant to this Clause 4.9 shall state the amount of the Disputed Scheme Claim that should be rejected (if any) and the Total Amount of the Disputed Scheme Claim that should be admitted by the Company as an Agreed Scheme Claim (if any).

4.10

(a)         On the production of a certificate (in accordance with Clause 4.9(i)) in relation to a Disputed Scheme Claim, the Independent Adjudicator may make such directions in respect of payment of his remuneration and in respect of the costs, charges and expenses incurred by him, the Company or the relevant Notified Ancillary Scheme Creditor as he shall think just. In particular, but without limitation, one party may be directed to pay the remuneration and costs, charges and expenses of another party if, in the opinion of the Independent Adjudicator, any such party has made a claim, relied on a defence or otherwise howsoever conducted himself in relation to the adjudication in a manner which is frivolous, vexatious, or had no reasonable prospect of success.

(b)	If the Independent Adjudicator shall direct that any such remuneration, costs, charges and expenses be paid by the Company, the same shall forthwith be paid in full by the Company.

(c)	If the Independent Adjudicator shall direct that any such remuneration, costs, charges and expenses be paid by a Notified Ancillary Scheme Creditor, the same shall forthwith be paid in full by such party and, if not so paid then, for the purposes of determining whether such party is entitled to participate in any distribution under this Scheme, New Shares to which the relevant Notified Ancillary Scheme Creditor would otherwise have been entitled shall be sold, by the Escrow Agent, on the Open Market, to the extent necessary to meet such remuneration, costs, charges and expenses, and the Net Proceeds of Sale of such sale required to meet such liability shall be transferred to the relevant party and the relevant Notified Ancillary Scheme Creditor’s Share Entitlement shall thereafter be reduced accordingly. The price, terms, timing and manner of such sale, and any currency exchange effected by the Escrow Agent in connection with or related to such sale, shall be at the Escrow Agent’s sole discretion and the Escrow Agent shall not have any Liability for any loss or alleged loss arising from such a sale.

(d)	Subject to any directions which may be given by the Independent Adjudicator in accordance with this Clause 4.10, the Company shall pay all reasonable costs, charges and expenses incurred by the Independent Adjudicator in the course of exercising and performing his powers, duties and functions under this Scheme.

4.11	(a) The Independent Adjudicator’s determination of the issue shall, to the extent permitted by law, be final and binding on the Company and the Notified Ancillary Scheme Creditor concerned.

(b)	For the avoidance of doubt, to the extent permitted by law, there shall be no right of appeal from a decision of the Independent Adjudicator.

(c)	The Independent Adjudicator is not liable for anything done or omitted in the discharge or purported discharge of his functions as the Independent Adjudicator and there shall be no right to make any claim against the Independent Adjudicator in respect thereof unless the act or omission is shown to have been in bad faith. This applies to an employee or agent of the Independent Adjudicator as it applies to the Independent Adjudicator himself.

(d)	Once a Disputed Scheme Claim, or part thereof, has been referred to the Independent Adjudicator for adjudication, and pending the determination of the Independent Adjudicator, the Company shall not treat the Disputed Scheme Claim (or the relevant part thereof) as an Agreed Scheme Claim. To the extent that the Independent Adjudicator in accordance with the provisions of Clause 4.9 determines the validity and the Total Amount of a Disputed Scheme Claim (or the relevant part thereof), that amount (if any) shall be treated as an Agreed Scheme Claim for the purposes of this Scheme.

Scheme Creditors’ Share Entitlement

Initial Distribution

4.12	Each Agreed Scheme Creditor will be entitled to receive an Initial Distribution, being a number of New Shares equal to:

X	x Z
Y

Where:

X	equals its Total Amount;

Y	equals the total aggregate amount of the Agreed Scheme Claims as at the Bar Date plus the total aggregate notified amount of all Disputed Scheme Claims and Unresolved Claims as at the Bar Date; and

Z	equals, subject to Clause 4.31, 241,325,000 New Shares, being the number of New Shares representing 98.5 per cent. of the New Shares.

4.13	Known Scheme Creditors will be entitled to receive their Initial Distribution in respect of their Known Scheme Claims as soon as is reasonably practicable after the Bar Date. Notified Ancillary Scheme Creditors will be entitled to receive their Initial Distribution in respect of their Notified Ancillary Scheme Claims as soon as is reasonably practicable after the later of (i) the Bar Date and (ii) the date on which their Notified Ancillary Scheme Claims become Agreed Scheme Claims. A Scheme Creditor that has both a Known Scheme Claim and a Notified Ancillary Scheme Claim shall be entitled to receive an Initial Distribution in respect of its Known Scheme Claim as soon as is reasonably practicable after the Bar Date and an Initial Distribution in respect of its Notified Ancillary Scheme Claim as soon as is reasonably practicable after the later of (i) the Bar Date and (ii) the date such claim becomes an Agreed Scheme Claim.

4.14	Pending Unresolved Claims and Disputed Scheme Claims becoming Agreed Scheme Claims (or otherwise being conclusively determined in accordance with the terms of this Scheme), the Escrow Agent shall retain New Shares applicable to such claims in escrow. In the event that an Unresolved Claim or Disputed Scheme Claim becomes an Agreed Scheme Claim for an amount less than the amount of such claim notified to the Company or to the Escrow Agent, in accordance with Clause 4.1, prior to the Bar Date but not rejected, in whole or in part, prior to the Bar Date, the New Shares held by the Escrow Agent in respect of such Unresolved Claim or such Disputed Scheme Claim attributable to the amount of such difference shall be retained by the Escrow Agent in escrow for distribution in accordance with Clauses 4.16 and 4.17.

4.15	In determining a Scheme Creditor’s entitlement to an Initial Distribution under this Scheme, fractions of New Shares shall be disregarded and not transferred to the relevant Scheme Creditor. The fractional entitlements to which each Scheme Creditor would have been entitled shall be aggregated and retained by the Escrow Agent in escrow for distribution in accordance with Clauses 4.16 and 4.17.

Final Distribution

4.16	To the extent that any New Shares or cash remain in escrow after:

(i)	all Unresolved Claims and Disputed Scheme Claims have become Agreed Scheme Claims, and Scheme Creditors have received their Initial Share Entitlements in respect thereof, or such claims have been conclusively rejected or have been withdrawn; and

(ii)	the Escrow Agent has transferred all the New Shares required by Clause 4.12,

the Escrow Agent shall transfer all the remaining New Shares and cash that the Escrow Agent holds in escrow to each of the Scheme Creditors with Agreed Scheme Claims pro rata to the amount of their Agreed Scheme Claims.

4.17	Fractional entitlements of all Scheme Creditors entitled to a distribution under Clause 4.16 shall not be transferred to Scheme Creditors in the Final Distribution. The fractional entitlements of all Scheme Creditors will be aggregated and sold on the Open Market by the Escrow Agent on behalf of Scheme Creditors. The Net Proceeds of Sale of such sale of New Shares will be paid to the NSPCC.

Method of distribution; full and final settlement of Scheme Claims

4.18	On the Effective Date, New Telewest shall issue the New Shares to the Escrow Agent to satisfy all of the Company’s obligations to Scheme Creditors under this Scheme.

4.19	Immediately following the Effective Date, Re-globalisation will occur. Re-globalisation shall not create any new debt, liability or obligation on the part of the Company and is solely for the purpose of distributing the New Shares. Immediately following the Initial Distribution of the New Shares to Bondholders, the Notes shall be cancelled and removed from the Clearing Systems.

4.20	Following Re-globalisation, in order to make the Initial Distribution and the Final Distribution, if any, to Bondholders, the Escrow Agent shall in each case aggregate the total number of New Shares attributable to each issue of Notes (other than the Eurobell Notes and any Notes still held in definitive form) and the Jersey Notes and shall transfer such New Shares into DTC with instructions that DTC distribute such New Shares in the relevant proportions to the Holders of each issue of Notes (other than the Eurobell Notes and any Notes still held in definitive form) and the Jersey Notes all more particularly described in the Escrow Agent Agreement.

4.21	Each Bondholder and the Depositary agrees that the transfer of its Share Entitlement (whether by a single Initial Distribution or by an Initial Distribution and a Final Distribution) to DTC in the manner described in Clause 4.20 shall constitute full and final settlement of the Company’s obligations to it under this Scheme.

4.22	In order to make the Initial Distribution and the Final Distribution, if any, to Telewest Jersey, the Escrow Agent shall in each case transfer the relevant number of New Shares to a separate DTC account in Telewest Jersey’s name for distribution in accordance with the Jersey Scheme.

4.23	Telewest Jersey agrees that the transfer of its Share Entitlement (whether by a single Initial Distribution or by an Initial Distribution and a Final Distribution) in the manner described in Clause 4.22 shall constitute full and final settlement of the Company’s obligations to it under this Scheme.

4.24	A Holder of the Eurobell Notes or a Holder of any Notes still held in definitive form following Re-globalisation or a Notified Ancillary Scheme Creditor with an Agreed Scheme Claim who requires its Share Entitlement under the Initial Distribution and the Final Distribution, if any, (or part thereof) to be transferred to a Nominated Recipient or credited to a Designated DTC Account shall make such a designation (each an Account Designation) in a Claim Form. In order to make the Initial Distribution and the Final Distribution, if any, to each Holder of the Eurobell Notes, each Holder of any Notes still held in definitive form and each such Notified Ancillary Scheme Creditor with an Agreed Scheme Claim, the Escrow Agent shall transfer the relevant number of New Shares in accordance with the Account Designation or other delivery instructions contained in the relevant Claim Form.

4.25	Each Holder of the Eurobell Notes, each Holder of any Notes still held in definitive form and each Notified Ancillary Scheme Creditor agrees that the transfer to it, or transfer in accordance with the instructions given by it in a Claim Form, of its Share Entitlement (whether by a single Initial Distribution or by an Initial Distribution and a Final Distribution) shall constitute full and final settlement of the Company’s obligations to it under this Scheme.

4.26	The Company may, at its sole discretion, send notice to any Holder of a Eurobell Note to require it to submit a duly completed Claim Form in respect of its Scheme Claim arising under such Eurobell Note. If a Holder of Eurobell Notes does not complete a Claim Form within 30 days of such notice or does not complete it correctly, or if a Claim Form does not include an Account Designation in respect of the relevant New Shares, or if the operators of DTC are unable or unwilling to provide clearing facilities in respect of the relevant New Shares, or if for any other reason the Company so wishes, the obligations of the Company to transfer (or procure the transfer of) such New Shares to a Holder of Eurobell Notes shall be discharged by the transfer of New Shares to the last known address of the relevant Holder of the Eurobell Note or its Nominated Recipient (as appropriate) in certificated form.

4.27	If, for any reason, a Scheme Creditor with a Share Entitlement, other than a Bondholder in respect of its Known Scheme Claim, does not wish to, or is unable to, hold the New Shares to which it is entitled, it may direct the Escrow Agent to sell its Share Entitlement on the Open Market and account to such Scheme Creditor for the Net Proceeds of Sale thereof. The price, terms, timing and manner of such sale, and any currency exchange effected by the Escrow Agent in connection with or related to such sale, or the Net Proceeds of Sale, shall be at the Escrow Agent’s sole discretion, or that of any agent the Escrow Agent shall employ to effect such sale, and neither the Escrow Agent, the Company nor any of its advisers nor any person acting on behalf of any or all of them shall have any Liability for any loss or alleged loss arising from such sale or a failure to procure any purchaser for such New Shares.

4.28	New Shares will not be distributed to a Scheme Creditor or a Scheme Creditor’s Nominated Recipient in jurisdictions, other than the US and the UK, where such distributions would or might, in the opinion of the Escrow Agent (subject to the prior consent of the Company), be unduly onerous or where the Company directs the Escrow Agent that such distribution would, or might be, prohibited by any relevant law. Instead, a Scheme Creditor or a Scheme Creditor’s Nominated Recipient in such jurisdictions will be entitled to receive the Net Proceeds of Sale of the New Shares to which it would otherwise be entitled. The Escrow Agent, if directed by the Company, will sell, or procure the sale of, such New Shares, on the Open Market and will remit the Net Proceeds of Sale in respect of such New Shares by cheque in US Dollars to the relevant Scheme Creditor or Scheme Creditor’s Nominated Recipient in full satisfaction of the relevant Scheme Creditor’s rights under this Scheme. The price, terms, timing and manner of such sale, and any currency exchange effected by the Escrow Agent in connection with or related to such sale, or the Net Proceeds of Sale, shall be at the Escrow Agent’s sole discretion, or that of any agent the Escrow Agent shall employ to effect such sale, and neither the Escrow Agent, the Company nor any of its advisers nor any person acting on behalf of any or all of them shall have any Liability for any loss or alleged loss arising from such sale or a failure to procure any purchaser for such New Shares.

4.29	To the extent that any Ancillary Scheme Creditor transfers or assigns all or part of its Scheme Claim after the Record Date, the transfer of the Ancillary Scheme Creditor’s Share Entitlement by or on behalf of the Company to the Ancillary Scheme Creditor or its Nominated Recipient named in any Claim Form, or to DTC in accordance with an Account Designation given in any Claim Form submitted by such Ancillary Scheme Creditor, or to any assignee or transferee recognised by the Company in accordance with Clause 3.7(a), shall be effective to discharge and extinguish any Liabilities as at the Effective Date or thereafter of the Company to any transferee or assignee of such Agreed Scheme Claim arising directly or indirectly in relation to or arising out of or in connection with the relevant Agreed Scheme Claim.

4.30	No Scheme Creditor shall have any entitlement to any distribution of New Shares, cash or otherwise, other than in accordance with Clauses 4.12 to 4.29 inclusive.

4.31	If the board of directors of New Telewest determines that the number of New Shares outstanding immediately after the Effective Date would be too large, such that the New Shares may trade at a price below the US$5 per share minimum required by Nasdaq, New Telewest may, by agreement with the Company, reduce the total number of New Shares to be distributed pursuant to this Scheme, provided that the aggregate number of New Shares distributed to the Scheme Creditors pursuant to this Scheme shall, at the Effective Date, represent 98.5 per cent. of the New Shares.

5	ESCROW AGENT ARRANGEMENT

Consent to escrow arrangements

5.1	Each Scheme Creditor agrees to the New Shares being issued to the Escrow Agent on the Effective Date (or as soon as reasonably practicable thereafter) pursuant to this Scheme, and being held in escrow by the Escrow Agent in accordance with the Escrow Agent Agreement.

Escrow Agent Agreement

5.2	Prior to the Effective Date, the Company, Telewest Jersey, Telewest UK and New Telewest will enter into an agreement with the Escrow Agent, setting out the terms on which the Escrow Agent will hold New Shares on behalf of Notified Scheme Creditors (to the extent that their Notified Scheme Claims become Agreed Scheme Claims) and Shareholders. The Escrow Agent Agreement will include provisions to the following effect:

(a)	New Shares and any cash held by the Escrow Agent pursuant to this Scheme applicable to Shareholders or Notified Scheme Claims will be held by the Escrow Agent on bare trust absolutely for the relevant Shareholders and/or Notified Scheme Creditors (to the extent that their Notified Scheme Claims become Agreed Scheme Claims). The Escrow Agent shall at no time whatsoever either present or future have any beneficial interest in the New Shares or any cash held by it pursuant to this Scheme.

(b)	Any dividends paid on any New Shares held in escrow by the Escrow Agent, or any other payment whatsoever made in respect of the New Shares held in escrow by the Escrow Agent, shall be paid to and received by the Escrow Agent as follows:

(i)	in the case of New Shares relating to Agreed Scheme Claims, to be held on bare trust absolutely for the relevant Agreed Scheme Creditor and to pay such amounts on to that Agreed Scheme Creditor or to that Scheme Creditor’s Designated DTC Account and/or that Agreed Scheme Creditor’s Nominated Recipient (as appropriate), together with any interest which may have accrued thereon, at the time any distribution of New Shares, or the Net Proceeds of Sale thereof, is made to the relevant Agreed Scheme Creditor; and

(ii)	in the case of New Shares applicable to Notified Scheme Claims that do not, at the time such dividend is paid or other payment is made, constitute Agreed Scheme Claims, the Escrow Agent shall hold such amounts in escrow on bare trust absolutely for the relevant Notified Scheme Creditor until the receipt of a valid Distribution Notice. On receipt of a valid Distribution Notice, the Escrow Agent shall pay such amounts to the relevant Notified Scheme Creditor or that Notified Scheme Creditor’s Designated DTC Account and/or that Notified Scheme Creditor’s Nominated Recipient (as appropriate), together with any interest which may have accrued thereon, at the time any distribution of New Shares, or the Net Proceeds of Sale thereof, is made to the relevant Notified Scheme Creditor; and

(iii)	in the case of New Shares which the Shareholders will receive under this Scheme, to be held on bare trust absolutely for the relevant Shareholder and the Escrow Agent shall pay such amounts, together with any interest which may have accrued thereon, at the time any distribution of New Shares, or the Net Proceeds of Sale thereof, is made to the relevant Shareholder, to the Registrar for onward transmission to the relevant Shareholder.

(c)	The Escrow Agent shall be under no obligation to exercise any of the voting rights attaching to any New Shares held in the escrow or exercise any other right whatsoever in respect of the New Shares (save as may be required by law).

(d)	The Escrow Agent’s liabilities shall be limited to those set out in the Escrow Agent Agreement.

Sale and termination

5.3

On the Termination Date (or, to the extent that any Notified Scheme Claims are at that time in the process of being determined by the Independent Adjudicator, on the date of final determination of such Scheme Claim by the Independent Adjudicator), any New Shares remaining in escrow shall be sold by the Escrow Agent on the Open Market and the Net Proceeds of Sale of such New Shares and any cash remaining in such escrow account and not attributable to any Agreed Scheme Claim, and in relation to which the Escrow Agent has not received any valid delivery instructions, shall be transferred by the Escrow Agent to the NSPCC.

6	GENERAL SCHEME PROVISIONS

Costs

6.1	Subject to Clause 4.10, the Company will pay in full all costs, charges, expenses and disbursements incurred by it in connection with the negotiation, preparation and implementation of this Scheme as and when they arise, including, but not limited to, the costs of holding the Meeting, the costs of obtaining the sanction of the High Court and the costs of placing the notices required by this Scheme.

Modifications of the Scheme

6.2	The Company may, at any hearing to sanction this Scheme, consent on behalf of all Scheme Creditors to any modification of this Scheme or any terms or conditions that the High Court may think fit to approve or impose.

Payments on days other than a Business Day

6.3	If any sum is due or obligation is to be performed under the terms of this Scheme on a date other than a Business Day, the relevant payment shall be made, or obligation performed, on the next Business Day.

Notice

6.4

(a)         Any notice or other written communication to be given under or in relation to this Scheme shall be given in writing and shall be deemed to have been duly given if it is delivered by hand or sent by Post, and by air mail where it is addressed to a different country from that in which it is posted, to:

(i)	in the case of the Company, its registered office, marked for the attention of the company secretary;

(ii)	in the case of a Scheme Creditor, its last known address according to the Company (which may be the address given by such Scheme Creditor in a Claim Form lodged in connection with this Scheme) or, at the Company’s sole discretion, to the Noteholders’ Trustee or Jersey Noteholders’ Trustee; and

(iii)	in the case of any other person, any address set forth for that person in any agreement entered into, or Claim Form lodged, in connection with this Scheme.

(b)	Any notice or other written communication to be given under this Scheme shall be deemed to have been served:

(i)	if delivered by hand, on the first Business Day following delivery; and

(ii)	if sent by Post, on the second Business Day after posting if the recipient is in the country of dispatch, otherwise on the seventh Business Day after posting.

(c)	In proving service, it shall be sufficient proof, in the case of a notice sent by Post, that the envelope was properly stamped, addressed and placed in the Post.

(d)	The accidental omission to send any notice, written communication or other document in accordance with this Clause 6.4, or the non-receipt of any such notice by any Scheme Creditor, shall not affect the provisions of this Scheme.

Allocation of New Shares

6.5	Without prejudice to the effect of the compromise effected by Clause 3.1, New Shares received by Scheme Creditors shall be allocated pro rata in respect of all Agreed Scheme Claims.

Future Liquidation

6.6	In the event that the Company enters into liquidation, the Company’s obligations under this Scheme will continue to be performed by the Company in liquidation. However, to the extent that the Liquidators wish to close the liquidation whilst the obligations of the Company under this Scheme remain to be performed, Telewest UK has agreed to undertake to perform such obligations in the place of the Company provided always that such obligations do not involve the exercise of discretion on behalf of Telewest UK and, as such, are wholly of a mechanical nature, or, to the extent that such obligations would involve the exercise of discretion on behalf of Telewest UK, that the Liquidators set out detailed and comprehensive instructions to Telewest UK as to how that discretion should be exercised. In no event, however, shall Telewest UK be obliged to perform any such obligation to the extent that it would, or may be likely to, prevent qualification of the Financial Restructuring as a tax-free reorganisation for US federal income tax purposes.

6.7	This Scheme shall be unaffected by any liquidation of the Company and shall, in these circumstances, continue according to its terms.

Governing law and jurisdiction

6.8	This Scheme shall be governed by, and construed in accordance with, the laws of England and Wales and the Scheme Creditors hereby agree that the High Court shall have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which may arise out of the Explanatory Statement or any provision of this Scheme, or out of any action taken or omitted to be taken under this Scheme or in connection with the administration of this Scheme and, for such purposes, the Scheme Creditors irrevocably submit to the jurisdiction of the High Court, provided, however, that nothing in this Clause 6.8 shall affect the validity of other provisions determining governing law and jurisdiction as between the Company and any of its Scheme Creditors, whether contained in any contract or otherwise.

6.9	This Scheme shall take effect subject to any prohibition or condition imposed by law.

APPENDIX 1: FORM OF DEED OF RELEASE

•• 2004

TELEWEST COMMUNICATIONS PLC

TELEWEST FINANCE (JERSEY) LIMITED

THE SCHEME CREDITORS

as defined herein

and

THE JERSEY SCHEME CREDITORS

as defined herein

DEED OF RELEASE

THIS DEED is made the day of •• 2004

BETWEEN:

(1)	TELEWEST COMMUNICATIONS PLC, a company incorporated in England and Wales under registered number 2983307 whose registered office is at Export House, Cawsey Way, Woking, Surrey GU21 6QX (the Company);

(2)	TELEWEST FINANCE (JERSEY) LIMITED, a company incorporated in Jersey under registered number 77278 whose registered office is at Whiteley Chambers, Don Street, St Helier, Jersey JE4 9WG (Telewest Jersey);

(3)	THE SCHEME CREDITORS as defined herein acting by the Company pursuant to the authority conferred upon the Company by the Scheme Creditors under Clause 3.8 of the Scheme, as defined herein; and

(4)	THE JERSEY SCHEME CREDITORS as defined herein acting by Telewest Jersey pursuant to the authority conferred upon Telewest Jersey by the Jersey Scheme Creditors under Clause 3.5 of the Jersey Scheme, as defined herein.

WHEREAS:

(A) Pursuant to the terms of the Scheme and the Jersey Scheme, each Scheme Creditor and Jersey Scheme Creditor has authorised the Company and Telewest Jersey respectively to enter into and execute and deliver this Deed on its behalf.

(B) The parties hereto have agreed to enter into and execute and deliver this Deed on the terms set out below.

NOW IT IS AGREED as follows:

1.	INTERPRETATION

1.1	In this Deed, unless the context otherwise requires, the following words and expressions shall have the following meanings:

Act means the Companies Act 1985, as amended;

Advisers means (i) Cadwalader Wickersham & Taft LLP; (ii) Citigroup Global Markets Limited; (iii) Freshfields Bruckhaus Deringer; (iv) Fried Frank Harris Shriver & Jacobson LLP; (v) Gleacher Shacklock Limited; (vi) KPMG LLP; (vii) Ogier & Le Masurier; (viii) UBS Securities, LLC; and (ix) Weil Gotshal Manges;

Affiliates means TCN and Telewest Jersey;

Bondholder means a person with the ultimate economic interest in any of the Notes (other than the Eurobell Notes);

Bondholder Committee means the ad hoc committee from time to time of certain Bondholders as at •• 2004 consisting of Angelo Gordon & Co, L.P.; Franklin Mutual Advisors, LLC; Fidelity Management & Research Co; Goldentree Asset Management, LP; Oaktree Capital Management LLC; and OZ Management LLC;

Claim or Claims means all and any actions, claims, demands or rights whatsoever or howsoever arising, whether present, future, prospective or contingent, whether or not for a fixed or unliquidated amount, whether or not involving the payment of money or the performance of an act or obligation, whether arising at common law, in equity or by statute in England and Wales or in any other jurisdiction or in any other manner whatsoever;

Company Indentures means each of (a) the Indenture dated as of 3 October, 1995 between the Company and the Indenture Trustee relating to the 9.625 per cent. senior debentures due 2006 of the Company; (b) the Indenture dated as of 19 February, 1999 between the Company and the Indenture Trustee relating to the 5.25 per cent. senior convertible notes due 2007 of the Company; (c) the Indenture dated as of 3 October, 1995 between the Company and the Indenture Trustee relating to the 11 per cent. senior discount debentures due 2007 of the Company; (d) the Indenture dated as of 9 November, 1998 between the Company and the Indenture Trustee relating to the 11.25 per cent. senior notes due 2008 of the Company; (e) the Indenture dated as of 15 April, 1999 between the Company and the Indenture Trustee relating to the 9.25 per cent. dollar senior discount notes due 2009 and the 9.875 per cent. sterling senior discount notes due 2009 of the Company; and (f) the Indenture dated as of 25 January, 2000 between the Company and the Indenture Trustee relating to the 9.875 per cent. dollar senior notes due 2010, the 11.375 per cent. dollar senior discount notes due 2010 and the 9.875 per cent. sterling senior notes due 2010 of the Company and, in each case, as thereafter amended, revised or supplemented from time to time;

Company Notes means each of the Eurobell Notes and each and every note in issue from time to time under any series of notes issued by the Company pursuant to the terms of any of the Company Indentures;

Company Order means the order of the Court sanctioning the Scheme;

Court means the High Court of Justice in England and Wales;

Definitive Holder means the registered holder of a Note (other than a Eurobell Note) in definitive registered form;

Depositary means The Bank of New York in its capacity as book-entry depositary for the Notes, other than the Eurobell Notes, and, in each case, any successor thereto;

Directors and Former Directors means any person who is, or who has been at any time since 13 May 2002, a director of the Company, the Affiliates, Liberty Media, Telewest UK or New Telewest;

Effective Date means, in relation to the Scheme, the date upon which an office copy of the Company Order is delivered to the Registrar of Companies for registration and, in relation to the Jersey Scheme, the date upon which the Jersey UK Order is delivered to the Registrar of Companies for registration and the Jersey Order is delivered to the Jersey Registrar of Companies for registration;

Eurobell Notes means the 5 per cent. accreting convertible notes issued by the Company on 1 November 2000 with an Initial Principal Amount (as defined therein) of £220,000,000, on 15 January 2001 with an Initial Principal Amount (as defined therein) of £30,000,000 and on 2 April 2001 with an Initial Principal Amount (as defined therein) of £3,500,000 as, in each case, cancelled and reissued on 30 May 2003;

Financial Restructuring means the proposed overall restructuring and compromise of certain of the debts and other financial obligations of the Company, Telewest Jersey and TCN pursuant to, inter alia, the Scheme, the Jersey Scheme and the restructuring of the obligations owed under the Senior Secured Credit Facility Agreement to the Senior Lenders (as defined therein) and associated documentation;

Group means, prior to the Effective Date, the Company and its subsidiaries and subsidiary and associated undertakings and, following the Effective Date, New Telewest and its subsidiaries and subsidiary and associated undertakings;

Indenture Trustee means Law Debenture Trust Company of New York as successor trustee to The Bank of New York, or any successor trustee, appointed in accordance with the provisions of the Indentures;

Indentures the Company Indentures and the Jersey Indenture, and each of them;

Jersey Companies Law means the Companies (Jersey) Law 1991, as amended;

Jersey Court means the Royal Court of Jersey;

Jersey Directors means the directors of Telewest Jersey from time to time;

Jersey Indenture means the Indenture dated 7 July 2000 between Telewest Jersey (as issuer), the Company (as guarantor) and the Indenture Trustee relating to the 6 per cent. senior convertible notes due 2005 of Telewest Jersey as amended, revised or supplemented from time to time;

Jersey Intercompany Debt means the debt in the principal amount of US$500,000,000 owing to Telewest Jersey by the Company pursuant to an agreement between Telewest Jersey and the Company dated 7 July 2000 as amended, revised or supplemented from time to time;

Jersey Notes means each and every note in issue from time to time under any series of notes issued by Telewest Jersey pursuant to the terms of the Jersey Indenture;

Jersey Order means the act issued by the Jersey Court which sanctions the Jersey Scheme;

Jersey Registrar of Companies means the registrar of companies within the meaning of the Jersey Companies Law;

Jersey Scheme means the scheme of arrangement under section 425 of the Act, and the scheme of arrangement under article 125 of the Jersey Companies Law, between Telewest Jersey and the Jersey Scheme Creditors;

Jersey Scheme Claim means any claim in respect of any Liability of Telewest Jersey to any person arising directly or indirectly in relation to or arising out of or in connection with all or any of the Jersey Indentures, the Jersey Notes, the Jersey Intercompany Debt and the Jersey Guarantee Liability, including any Liability of Telewest Jersey in respect of loss or damage suffered or incurred as a result or in connection with such Liability in each case arising as at the Record Date or after that date by reason of a Liability incurred on or before that date (including, for the avoidance of doubt, any interest accruing on or accretions arising in respect of such claims after the Record Date);

Jersey Scheme Creditors means a creditor of Telewest Jersey in respect of a Jersey Scheme Claim including, for the avoidance of doubt, but without double counting in each case, the Depositary, the registered holder of a Jersey Note in definitive registered form and any person who becomes a Definitive Holder by virtue of an exchange of an interest in Jersey Notes held by or on behalf of that person on the Record Date for a Jersey Note in definitive registered form in that person’s name;

Jersey UK Order means the order of the Court which sanctions the Jersey Scheme;

Liability or Liabilities means any debt, liability or obligation whatsoever whether it is present, future, prospective or contingent, whether or not its amount is fixed or undetermined, whether or not it involves the payment of money or the performance of an act or obligation and whether it arises at common law, in equity or by statute, in England and Wales, Jersey or in any other jurisdiction, or in any other manner whatsoever, but such expression does not include any liability which is barred by statute or is otherwise unenforceable or arises under a contract which is void or, being voidable, has been duly avoided;

Liberty Media means Liberty Media Corporation, a Delaware corporation;

New Shares means 245,000,000 new shares of common stock, par value $0.01 per share, of New Telewest, or such other number of New Shares representing 100 per cent. (less one share) of the issued share capital of New Telewest as is authorised pursuant to the Scheme;

New Telewest means Telewest Global, Inc., a Delaware corporation;

Notes means the Company Notes and the Jersey Notes and any of them as the context requires;

Record Date means [30 April] 2004;

Registrar of Companies means the registrar of companies within the meaning of the Act;

Released Parties means (i) Neil Smith; (ii) John Malone; (iii) Liberty TWSTY Bonds, Inc.; (iv) Liberty Media International, Inc.; (v) Liberty UK Holdings, Inc.; (vi) Liberty UK, Inc.; (vii) IDT Corporation; (viii) IDT Venture Capital, Inc.; (ix) IDT UK Cable Inc. (formerly known as Microsoft UK Cable, Inc.); (x) IDT Cable Partnership Holdings, Inc. (formerly known as Microsoft Cable Partnership Holdings, Inc.; (xi) Liberty Flex Holdings; (xii) Liberty TWSTY Holdings, Inc.; (xiii) Liberty International B-LL-C; and (xiv) Microsoft Corporation;

Scheme means the scheme of arrangement entered into between the Company and Scheme Creditors and sanctioned by the Court;

Scheme Claim means any claim in respect of any Liability of the Company to any person arising directly or indirectly in relation to or arising out of or in connection with all or any of the Company Indentures, the Company Notes, the Jersey Indenture, the Jersey Notes, the Jersey Intercompany Debt and the Jersey Guarantee Liability, including any Liability of the Company in respect of loss or damage suffered or incurred as a result of in connection with such Liability in each case arising as at the Record Date or after that date by reason of a Liability incurred before that date (including, for the avoidance of doubt, any interest accruing on or accretions arising in respect of such claims after the Record Date);

Scheme Creditors means a creditor of the Company in respect of a Scheme Claim including, for the avoidance of doubt, but without double counting in each case, the Depositary, the registered holder of a Company Note or Jersey Note (other than a Eurobell Note) in definitive registered form and any person who becomes a Definitive Holder by virtue of an exchange of an interest in the Notes held by or on behalf of that person on the Record Date for a Note in definitive registered form in that person’s name;

Senior Secured Credit Facility Agreement means the agreement dated 16 March 2001 for credit facilities of £2 billion together with an institutional facility of up to £250 million made between, inter alia, TCN and the Senior Lenders (as defined therein);

TCN means Telewest Communications Networks Limited, a company incorporated in England and Wales with registered number 3071086;

Telewest UK means Telewest UK Limited, a company incorporated in England and Wales with registered number 4925679; and

W. R. Huff means W. R. Huff Asset Management Co., L.L.C.

1.2	In this Deed, unless the context otherwise requires or expressly provides:

(a)	references to any clause, without further designation, unless the context otherwise requires, shall be construed as a reference to the clause of this Deed so numbered;

(b)	section headings and the front cover of this Deed are for convenience only and shall not be taken into account in the interpretation of this Deed;

(c)	reference to any act, statute or statutory provision shall include a reference to that provision as amended, re-enacted or replaced from time to time whether before or after the date of this Deed and any former statutory provision replaced (with or without modification) by the provision referred to;

(d)	words importing the plural shall include the singular and vice versa; and

(e)	reference to a person includes a reference to any body corporate, unincorporated association or partnership and to that person’s legal personal representatives or successors.

2.	WAIVER, RELEASE AND CONFIRMATION

2.1	The Scheme Creditors and the Jersey Scheme Creditors hereby irrevocably and unconditionally waive, on their own behalf and on behalf of any person to whom they may have transferred Notes after the Record Date, in each case to the extent permitted as a matter of law, each and every Claim which they or any of them have or may have against any or all of:

(a)	the Company;

(b)	the Affiliates;

(c)	New Telewest;

(d)	Telewest UK;

(e)	the Directors and Former Directors;

(f)	the Released Parties;

(g)	the Bondholder Committee;

(h)	W.R. Huff;

(i)	Liberty Media;

(j)	the Indenture Trustee; and

(k)	the Advisers,

in relation to or arising out of or in connection with the Notes, the Company Indentures, the Jersey Indenture, the Jersey Guarantee Liability and the Jersey Intercompany Debt and/or the implementation of the Scheme, the Jersey Scheme and/or the Financial Restructuring.

2.2	The Scheme Creditors and Jersey Scheme Creditors hereby irrevocably and unconditionally release on their own behalf and on behalf of any person to whom they may have transferred Notes after the Record Date, in each case to the extent permitted as a matter of law, each and all of:

(a)	the Company;

(b)	the Affiliates;

(c)	New Telewest;

(d)	Telewest UK;

(e)	the Directors and Former Directors;

(f)	the Released Parties;

(g)	the Bondholder Committee;

(h)	W.R. Huff;

(i)	Liberty Media;

(j)	the Indenture Trustee; and

(k)	the Advisers,

from each and every Liability which they or any of them may have to a Scheme Creditor, a Jersey Scheme Creditor or any person to whom they may have transferred Notes after the Record Date in relation to, in connection with or in any way arising out of the Notes or otherwise by virtue of such a person’s holding of Notes, the Company Indentures, the Jersey Indenture, the Jersey Guarantee Liability, the Jersey Intercompany Debt and/or the implementation of the Scheme, the Jersey Scheme and/or the Financial Restructuring.

2.3	The Scheme Creditors and the Jersey Scheme Creditors hereby acknowledge that their right to receive New Shares in accordance with the provisions of the Scheme and/or the Jersey Scheme is accepted in full and final settlement of all Claims and Liabilities waived and released pursuant to this Deed.

3.	FURTHER ASSURANCE

Each party shall at its own cost do and execute or procure to be done and executed all necessary acts, deeds, documents and things reasonably within its power to give effect to this Deed.

4.	CONFLICT

This Deed is expressly intended to supplement the obligations set out in the Scheme and the Jersey Scheme in relation to the releases to be given thereunder. If at any time there shall be any conflict between the provisions of this Deed and the provisions of the Scheme or the Jersey Scheme, the provisions of the Scheme and/or the Jersey Scheme shall prevail.

5.	THIRD PARTIES

Subject to the Company and the Affiliates, Telewest Jersey, the Directors and Former Directors, the Released Parties, the Bondholder Committee, W. R. Huff, Liberty Media, Telewest UK, New Telewest, the Indenture Trustee and the Advisers being able to enforce the waivers and releases in Clauses 2.1 and 2.2 respectively, a person who is not a party to this Deed shall have no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

6.	GOVERNING LAW

This Deed shall be governed by and construed in accordance with English law.

IN WITNESS of which this Deed has been duly executed and delivered on the date first appearing on this Deed.

SIGNED and DELIVERED as                                                          )

a deed by and on its own behalf                                                          )

by TELEWEST COMMUNICATIONS PLC                                )

SIGNED and DELIVERED as                                                          )

a deed by and on its own behalf                                                          )

by TELEWEST FINANCE (JERSEY) LIMITED                        )

SIGNED and DELIVERED as                                                          )

a deed by each Scheme Creditor by its                                                )

duly appointed agent                                                                            )

SIGNED and DELIVERED as                                                          )

a deed by each Jersey Scheme Creditor                                               )

by its duly appointed agent                                                                  )

APPENDIX 2: FORM OF CLAIM FORM FOR TELEWEST SCHEME

SCHEME OF ARRANGEMENT

UNDER SECTION 425 OF THE COMPANIES ACT 1985

in respect of

TELEWEST COMMUNICATIONS PLC

CLAIM FORM

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

THIS CLAIM FORM IS TO BE COMPLETED BY ALL TELEWEST SCHEME CREDITORS OTHER THAN BONDHOLDERS IN RESPECT OF THEIR TELEWEST SCHEME CLAIMS ARISING OUT OF PRINCIPAL AND INTEREST DIRECTLY UNDER NOTES HELD, AS AT THE RECORD DATE, IN THE CLEARING SYSTEMS.

Telewest Scheme Creditors with Ancillary Claims must have duly notified Telewest of such Telewest Scheme Claim prior to the Bar Date. The indicative date of the Bar Date is [16 July] 2004, and should this date change it will be notified to Telewest Scheme Creditors by announcement on a Regulatory Information Service and on Telewest’s website at www.telewest.co.uk. In the event that Telewest Scheme Creditors with Ancillary Claims do not duly notify Telewest prior to the Bar Date, their Ancillary Claims will be compromised and they will not be entitled to receive New Shares (or any other consideration) for such compromise.

BONDHOLDERS DO NOT NEED TO COMPLETE A CLAIM FORM IN RESPECT OF TELEWEST SCHEME CLAIMS ARISING OUT OF PRINCIPAL AND INTEREST DIRECTLY UNDER NOTES HELD, AS AT THE RECORD DATE, IN THE CLEARING SYSTEMS.

Before completing and executing this Claim Form, you should read the instructions below and the notes set out at the end of this Claim Form. If the Claim Form is not completed and executed in accordance with the instructions in the notes, you may not be eligible to receive your entitlement under the Telewest Scheme.

If you have any questions relating to the completion of this document, please contact the Escrow Agent at the address and telephone number set out below during normal UK business hours. If you require further copies of this document, the Explanatory Statement or relevant Form of Proxy referred to below, please contact Innisfree on 877 750 2689 (toll free from the US), 0800 917 2009 (toll free from the UK) or +1 412 209 1704 (from outside the US or the UK) or refer to Telewest’s website (www.telewest.co.uk).

This Claim Form is to be read in conjunction with the Explanatory Statement dated • 2004 and the relevant Telewest Scheme document in connection with the Financial Restructuring. The definitions contained in the Explanatory Statement apply in this Claim Form. This Claim Form is governed by, and shall be construed in accordance with, English law.

Instructions for completion and return of this Claim Form:

1.	Detailed instructions regarding completion of this Claim Form are set out at the end of this document.

2.	If you have requested that your Share Entitlement is issued into a DTC account, you must make sure that your DTC Participant has been advised to accept the Share Entitlement into the relevant DTC account.

3.	If Telewest Scheme Creditors are unable to make all of the representations and undertakings set out in Box 4 of this Claim Form, their Claim Form will be rejected.

4.	Escrow Agent details for return of Claim Forms and queries:

Contact: Trevor Blewer

Corporate Trust Administration

The Bank of New York

One Canada Square

London E14 5AL

Tel: + 44-20-7964-5977

Fax: + 44-20-7964-4895

5.	Holders of Eurobell Notes and any holders of definitive registered certificates of Notes (other than those issued pursuant to the mechanism described at paragraph 2 of Part III of the Explanatory Statement) must tender the original certificates representing such Notes with their duly completed Claim Form.

Agreement of Claim Forms:

1.	In the event that the validity of a Telewest Notified Scheme Claim (or part thereof) and/or the amount of a Telewest Scheme Creditor’s Telewest Notified Scheme Claim (as included on the Claim Form) has not been agreed by Telewest on or before the Adjudication Reference Date, Telewest may refer the dispute to the Independent Adjudicator, whose determination of the issue will, to the extent permitted by law, be final and binding on Telewest and the relevant Telewest Notified Scheme Creditor.

2.	In order that Share Entitlements are transferred to the Telewest Scheme Creditor as soon as practicable after the Bar Date (provided the relevant Telewest Notified Scheme Claim is agreed), Telewest Scheme Creditors should ensure that the Claim Form is received by the Escrow Agent [at least 14 days] before the Bar Date. Claim Forms returned after the Effective Date, provided the Telewest Scheme Claim is a Telewest Notified Scheme Claim on or before the Bar Date, will still be accepted by the Escrow Agent and the Telewest Scheme Creditor will still be entitled to its Share Entitlement once such Telewest Notified Scheme Claim has been agreed by Telewest.

3.	On the date falling six years after the Effective Date (or to the extent that any Notified Scheme Claims are at that time in the process of being determined by the Independent Adjudicator, on the date of final determination of such Scheme Claim, by the Independent Adjudicator) any New Shares or cash remaining in escrow and not attributable to any Agreed Scheme Claim, and in relation to which the Escrow Agent has not received any valid delivery instructions, will be sold, by the Escrow Agent, on the Open Market and the Net Proceeds of Sale of such sale will be transferred to the NSPCC.

1	FULL NAME AND ADDRESS OF TELEWEST SCHEME CREDITOR (BOX 1)

Telewest Scheme Creditor name:

Contact name with respect to this Claim Form:

Contact Telephone Number:

E-mail:

Full Contact Address:

2	TELEWEST SCHEME CLAIM (BOX 2)

PLEASE CHECK ALL BOXES THAT APPLY:

If you hold Notes other than through one of DTC, Euroclear or Clearstream and such Notes are not listed below, please contact the Escrow Agent.

☐	5 per cent. Accreting Convertible Notes issued by Telewest due 2003 Principal Amount:

☐	Jersey Intercompany Debt Principal Amount:

☐ (i) (ii) (iii) (iv)

Ancillary Claim (Please complete sections (i) to (iv) and use a continuation sheet if necessary):

Please provide description of the nature of your Ancillary Claim and how it arose:

The value at which, and the dates on which the Notes on which your Ancillary Claim is based were bought and sold:

Maximum Amount (stating currency):

The legal basis of liability of Telewest:

3	SETTLEMENT	(BOX 3)

PLEASE COMPLETE EITHER A OR B AND EITHER C OR D

CHECK A OR B, AND PROVIDE DETAILS OF THE FORM AND MANNER OF THE DISTRIBUTION OF NEW SHARES:

(A)	CERTIFICATED FORM

☐ In certificated form as directed immediately below (check one box):

☐ to the Telewest Scheme Creditor at the address shown in Box 1

OR

☐ to the Telewest Scheme Creditor’s Nominated Recipient indicated below:

Name of Nominated Recipient:

Telephone Number of Nominated Recipient:

Name to be entered on the Register of Members:

Full address of Nominated Recipient:

OR

(B)	DTC ACCOUNT

☐ Credit Share Entitlement to the following DTC Account (details of Telewest Scheme Creditor’s or its Nominated Recipient’s account to be provided. If necessary, continue on a separate sheet):
DTC Account Name:

DTC ID:

Designation (if any) :

Contact name for settlement:

Contact telephone:

Contact e-mail:

Contact fax number:

PLEASE COMPLETE EITHER C OR D:
Any cash payments will be made either to a US Dollar bank account or sent by cheque to the Telewest Scheme Creditor or its Nominated Recipient
(C) If cash is to be paid direct to a Telewest Scheme Creditor’s or its Nominated Recipient’s account with a bank in the United States, please complete the following:

United States Bank name:

United States Branch address:

United States Sort code:

United States SWIFT Address:

US Dollar Account name:

US Dollar Account number:

OR

(D) If cash is to be paid by cheque and sent to the Telewest Scheme Creditor or its Nominated Recipient by ordinary mail at the Telewest Scheme Creditor’s own risk, please complete the following:

Payee:

Address to which cheque should be sent:

4	REPRESENTATIONS AND UNDERTAKINGS	(BOX 4)

The Telewest Scheme Creditor represents and undertakes as follows:

(1)    If a body corporate, the Telewest Scheme Creditor is duly organised, validly existing and in good standing under the laws of the jurisdiction of its organisation and has full power and authority to execute this Claim Form.

(2)    The execution and delivery of this Claim Form and the fulfilment of the obligations in connection with the Telewest Scheme do not and will not: (1) violate any law or regulation of the jurisdiction under which the Telewest Scheme Creditor exists; (2) violate any other law or regulation applicable to it; or (3) constitute a breach or default of any provision of any document under which, if a body corporate, the Telewest Scheme Creditor is organised, or any other agreement to which it is a signatory or by which it is bound, or to which any of its assets is subject.

(3)    This Claim Form has been duly completed by the Telewest Scheme Creditor and constitutes its legal, valid and binding obligation, enforceable against it in accordance with the terms hereof, subject to the general principles of equity and any applicable bankruptcy, insolvency, reorganisation or similar law in any jurisdiction affecting creditors’ rights generally.

(4)    The Telewest Scheme Creditor has not entered into any prior assignment, sale, participation, grant, conveyance or other transfer of, or any other agreement to assign, sell, participate, grant, convey or otherwise transfer, in whole or in part, any portion of the Telewest Scheme Claim to which this Claim Form relates or any interest therein, and has good title to make the Telewest Scheme Claim to which this Claim Form relates, free and clear of all liens, claims, security interests and other encumbrances of any kind save as mentioned in this Claim Form.

(5)    The Telewest Scheme Creditor is a sophisticated person with respect to the arrangements contemplated by the Telewest Scheme and has adequate information concerning the Telewest Scheme Claim, and the business and financial condition of Telewest and Telewest Jersey to make an informed decision regarding the Telewest Scheme and the entitlements to be received under the Telewest Scheme in exchange for cancellation of the Telewest Scheme Claim.

(6)    The Telewest Scheme Creditor understands that the entitlements to be received in exchange for the cancellation of a Telewest Scheme Claim pursuant to the Telewest Scheme have not been and may not be offered or sold within the USA except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

5	EXECUTION		(BOX 5)

PLEASE SEE NOTES AT THE BACK OF THIS CLAIM FORM REGARDING EVIDENCE TO BE ATTACHED TO THE CLAIM FORM.

EXECUTE A, B OR C BELOW

(A)	Execution by a company incorporated other than in England and Wales (or other entity having its own legal personality)

This Claim Form has been executed on (date)

Executed by the company or other entity named below: Name of Scheme Creditor acting by the person or persons named below, who is or are duly authorised signatories of the company or entity named above under the laws of the territory in which the company or entity is incorporated or established:

	Name in full (please print)	Title	Signature

	Name in full (please print) (if two signatories are required)	Title	Signature (if two signatories are required)

Territory of incorporation or establishment:

(B)	Execution by a company incorporated in England and Wales

EITHER (i) IF THE TELEWEST SCHEME CREDITOR’S SEAL IS TO BE AFFIXED

This Claim Form has been executed on (date)

Executed by the Telewest Scheme Creditor named below:

	Name of Telewest Scheme Creditor		(Affix company seal)

In the presence of the persons named below who are duly authorised to affix the seal of the company named above:
	Name in full (please print)	Director/Authorised signatory	Signature

	Name in full (please print) (If two signatories are required)	Director/Authorised signatory	Signature (If two signatories are required)

OR	(ii) IF THE TELEWEST SCHEME CREDITOR’S SEAL IS NOT TO BE AFFIXED

This Claim Form has been executed on

Executed by the Telewest Scheme Creditor named below:

Name of Telewest Scheme Creditor

Acting by the person (or persons) named below each of whom is duly authorised on behalf of the Telewest Scheme Creditor named above:

	Name in full (please print)	Director/Authorised signatory (delete as applicable)	Signature

	Name in full (please print) (If two signatories are required)	Director/Authorised signatory (delete as applicable)	Signature (If two signatories are required)

(C)	Execution by individuals

This Claim Form has been executed on (date)

Signed:
1.	Name in full (please print)		Signature

2.	Name in full (please print) (If two signatories are required)		Signature (If two signatories are required)

NOTES FOR COMPLETION OF THIS CLAIM FORM

PLEASE FOLLOW THESE NOTES CAREFULLY WHEN COMPLETING THIS CLAIM FORM.

ALL BOXES MUST BE COMPLETED AS DESCRIBED IN THESE NOTES.

1	FULL NAME AND ADDRESS OF TELEWEST SCHEME CREDITOR	(Box 1)

This Box must be completed by the Telewest Scheme Creditor. Please provide all information requested.

2	PRINCIPAL AMOUNT OF TELEWEST SCHEME CLAIM	(Box 2)

Please check all boxes that apply. The Telewest Scheme Creditor should detail the Telewest Scheme Claim arising other than under Notes held through DTC, Euroclear, Clearstream or otherwise. If the Telewest Scheme Creditor checks the box “Ancillary Claim”, full details of the Telewest Scheme Claim should be provided and a continuation sheet should be used, if necessary. The Telewest Scheme Creditor should detail the Principal Amount of the Telewest Scheme Claim as at and including the Record Date. The amount of an Ancillary Claim set out in this form cannot be revised upwards at any time after the Bar Date.

In respect of Ancillary Claims, please ensure you complete all sections (i) to (iv), failure to complete all sections will mean that the Ancillary Claim will not be duly notified to Telewest and you will not be eligible to receive any entitlement under the Telewest Scheme.

If you are notifying Telewest of an Ancillary Claim for an amount greater than the amount of principal of and interest that has accrued and remains unpaid on the relevant Notes, you must also supply a memorandum which gives particulars of the facts on which you rely and identifies the legal basis for the Ancillary Claim and its quantum. If such memorandum is not supplied prior to the Bar Date, the relevant Ancillary Claim will be deemed notified to Telewest in an amount equal to the amount of the principal of and interest that, as at the Record Date, has accrued and remains unpaid on the relevant Notes.

If the Telewest Scheme Claim arises under Notes held other than through one of DTC, Euroclear or Clearstream and such Notes are not listed in Box 2, please contact the Escrow Agent.

3	SETTLEMENT	(Box 3)

Box 3 must be completed by the Telewest Scheme Creditor. Provide details of whether all or part of the Share Entitlement is to be held in certificated form or transferred to a DTC account. The Telewest Scheme Creditor may elect whether the Share Entitlement is to be transferred to itself or to one or more Nominated Recipients, by completing (A) or (B) of Box 3 as appropriate. If the Share Entitlement is to be divided between more than one Nominated Recipient, full details of each Nominated Recipient and, if appropriate, their DTC account and contact details for settlement should be provided on a separate sheet.

Either sections (C) or (D) should be completed by all Telewest Scheme Creditors. Telewest Scheme Creditors should complete details of how they wish to receive any cash distributions in either section (C) or (D).

Insert in section (C) of Box 3 the United States bank account details of the Telewest Scheme Creditor to which any cash forming part of the Net Proceeds of Sale should be credited. If the Telewest Scheme Creditor wishes to receive payment by cheque, the account details section should be left blank and the cheque payee and address details at section (D) should be completed instead. Cheques will be sent by ordinary uninsured mail at the risk of the recipient.

4	REPRESENTATIONS AND UNDERTAKINGS	(Box 4)

Please read Box 4 carefully. If Box 4 is amended in any way, this Claim Form will be invalid. If the representations and undertakings cannot be made, please contact the Escrow Agent.

5	EXECUTION	(Box 5)

Box 5 must be signed by each person who is named as a Telewest Scheme Creditor as explained below.

Insert the date on which this Claim Form is executed. This date must be the date on which the person who signs the Claim Form actually does so. Where more than one person signs the Claim Form, the date inserted should be the date on which the last person to sign the Claim Form actually does so.

As described in the notes below, in most cases evidence of the authority of the signatory(ies) to execute this Claim Form needs to be submitted with the Claim Form.

Companies not incorporated in England and Wales (and partnerships or other entities which have a separate legal personality):
Where a Telewest Scheme Creditor signing and executing Box 5 is a company which is not incorporated in England and Wales (or a partnership or other entity which has a separate legal personality from its partners or members), then section (A) must be signed and completed on behalf of that company, partnership or other entity by a person or persons duly authorised by that company, partnership or other entity in accordance with the laws of the territory in which that company, partnership or other entity is incorporated or established. The territory of incorporation or establishment must be inserted.

The person(s) signing on behalf of the company, partnership or other entity must submit evidence of their authority to sign as described in the notes below.

Companies incorporated in England and Wales:

Where a person signing and executing Box 5 is a company incorporated in England and Wales, then section (B) must be executed as follows. Either:

(1) that company’s seal may be affixed in accordance with the company’s articles of association. The person(s) witnessing the affixing of the seal must also complete and sign Box 5 where indicated; or

(2) authorised signatories of the company may sign Box 5 on behalf of that company.

In either case, the persons signing on behalf of the company must specify their position in that company and must submit the evidence of their authority to sign as described in the notes below.

Partnerships established in England and Wales (and other partnerships or other entities which do not have a separate legal personality):

Where a Telewest Scheme Creditor signing and executing Box 5 is a partnership established in England and Wales (or another partnership or other entity which does not have a separate legal personality from its partners or members), the partnership (or other entity) should sign through one of its partners (or other representatives). If the signing partner (or other representative) is an individual, he should complete section (C) as an individual. If the signing partner (or other representative) is a company or other entity, the applicable section should be completed in the manner described above in these notes.

The person(s) signing on behalf of the partnership (or other entity) must submit evidence of their authority to sign as described in the notes below.

Individuals:

Where a Telewest Scheme Creditor is an individual or individuals, that person or persons must sign and complete Box 5, section (C).

If the person signing in section (C) as an individual is a Telewest Scheme Creditor who is not holding a Telewest Scheme Claim solely for his own account (for example, if he holds that Telewest Scheme Claim as a trustee, executor or personal representative or a partner in a partnership), evidence of his authority to sign the Claim Form must be submitted as described in the notes below.

Even where an attorney has been appointed to sign the Claim Form in Box 5 on behalf of a Telewest Scheme Creditor, the Telewest Scheme Creditor must be named in Box 1.

In all cases, the attorney must submit evidence of his, her or its authority to sign as described in the notes below.

Powers of attorney:

This note applies if a person named as Telewest Scheme Creditor in Box 1 has appointed someone else to execute the Claim Form on his, her or its behalf under a power of attorney. If the attorney so appointed is an individual, he or she must (i) sign and complete section (C) as an individual in the presence of a witness, as described above under “Individuals”, and (ii) when he or she prints his or her name in section (C), also write the words “as attorney for X”, X being the name of the Telewest Scheme Creditor who has granted the power of attorney. If the attorney so appointed is a company or a partnership or other entity having its own legal personality, then (i) section (A) or, as appropriate, section (B) must be completed and signed in the manner described above, and (ii) when the name of the company (or other entity) is inserted in section (A) or (B), the words “as attorney for X” must be inserted, X being the name of the Telewest Scheme Creditor who has granted the power of attorney.

Even where an attorney has been appointed to sign the Claim Form in Box 5 on behalf of a Telewest Scheme Creditor, the Telewest Scheme Creditor must be named in Box 1.

In all cases, the attorney must submit evidence of his, her or its authority to sign as described in the notes below.

Evidence to be submitted:

In all cases other than where an individual who signs the Claim Forms is claiming as a Telewest Scheme Creditor solely for his own account, evidence of the authority of the signatory(ies) to execute the Claim Form on behalf of the Telewest Scheme Creditor must be submitted with the Claim Form.

Where the Telewest Scheme Creditor (or the person signing the Claim Form on behalf of the Telewest Scheme Creditor) is a company, partnership or other entity, this evidence must consist of:

(i)	copies of, or extracts from, the company, partnership or entity’s constitutional documents (such as articles of association or partnership agreement) indicating which officers or bodies of the company, partnership or entity are authorised to execute documents, or have the capacity to delegate authority to execute documents, on behalf of that company; and

(ii)	copies of, or extracts from, minutes or resolutions of the appropriate officers or bodies of the company, partnership or entity, evidencing that such authority has been delegated to the person(s) completing and signing the Claim Form on behalf of that company, partnership or entity.

For other individuals (such as personal representatives or executors) this evidence should show that the relevant individual is authorised to sign the Claim Form.

Where a Telewest Scheme Creditor has appointed an attorney, a copy of the power of attorney must be submitted with the Claim Form, together with any other evidence of authority required to be submitted as described in the notes above. The power of attorney must authorise the attorney to execute this Claim Form. If the power of attorney has been granted under English law, that power of attorney must be executed as a deed.

Corrections and amendments:

If, in completing this Claim Form, any corrections or amendments, however minor, are made, each person who signs in Box 5 must also sign his or her initials next to each correction or amendment. No amendment may be made to the wording in Box 4.

APPENDIX 3: NOTICE OF TELEWEST MEETING

IN THE HIGH COURT OF JUSTICE	No. [ ] of 2004

CHANCERY DIVISION

COMPANIES COURT

IN THE MATTER OF TELEWEST COMMUNICATIONS PLC

AND

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HERE BY GIVEN that by an Order dated [22 April 2004] 2004 made in the above matters the High Court of Justice of England and Wales has directed that a meeting (the Meeting) be convened of the Telewest Scheme Creditors (as defined in the Explanatory Statement referred to below (and, generally, being a person having a claim against the aforementioned company (the Company) arising under or in connection with notes issued by the Company, a guarantee by the Company of notes issued by Telewest Finance (Jersey) Limited and an intercompany loan by Telewest Finance (Jersey) Limited)) for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between the Company and the Telewest Scheme Creditors (the Scheme) under Section 425 of the Companies Act 1985. The Meeting will be held in London on [1 June] 2004 at 11.00 a.m. or such later date (not being later than [15 June] 2004) as the board of the Company may decide (or as soon thereafter as the meeting of Scheme Creditors of Telewest Finance (Jersey) Limited convened at 10.00 a.m. on the same day shall have been concluded or adjourned) at The Lincoln’s Centre, 18 Lincoln’s Inn Fields, London WC2A 3ED or such other venue as the board of the Company may decide at which place and time all the Telewest Scheme Creditors are requested to attend either in person or by proxy. Registration will commence at • a.m. London time.

Telewest Scheme Creditors may vote in person at the Meeting or they may appoint another person, whether a Telewest Scheme Creditor or not, as their proxy to attend and vote in their place. Telewest Scheme Creditors are requested to submit their form of proxy in accordance with the details set out in the form of proxy included with the Explanatory Statement.

Bondholders who are beneficial owners of the relevant notes of the Company and Telewest Finance (Jersey) Limited held through either the Depository Trust Company (DTC) or through Euroclear or Clearstream are requested to submit their form of proxy to their relevant DTC, Euroclear or Clearstream participant in accordance with the instructions in the Explanatory Statement.

The text of the Scheme document and of the Explanatory Statement required to be furnished pursuant to Section 426 of the Companies Act 1985 are incorporated in the Explanatory Statement of which this notice forms a part. Additional copies of such Explanatory Statement are available to Telewest Scheme Creditors on request by contacting Innisfree M&A Incorporated on 844 750 2689 (from the US), 0800 917 2009 (from the UK) or +1 412 209 1704 (from outside the US). A blank form of proxy is enclosed with the Explanatory Statement and further copies can be obtained from the Company’s website (www.telewest.co.uk).

It is requested that forms of proxy be lodged with the Company, c/o Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, NY 10022 USA by no later than 7.00 p.m. (prevailing Eastern Time) on [27 May] 2004, but if forms are not so lodged they may be accepted at the discretion of the Chairman at any time prior to the Meeting.

By the Order, the Court has appointed Mr Anthony Stenham, or failing him, Mr. Stephen Cook, to act as Chairman of the Meeting and has directed the Chairman to report the results thereof to the Court.

The Scheme will be subject to the subsequent sanction of the Court. All Telewest Scheme Creditors are entitled to attend the Court hearing for sanction in person or by counsel to support or oppose the sanction of the Scheme. The hearing is expected to take place at the Royal Courts of Justice in the week commencing [14 June] 2004. The exact date of such hearing will be announced on a Regulatory Information Service and on Telewest’s website at least two business days in advance of such hearing.

DATED •• 2004

Telewest Communications plc

160 Great Portland Street

London W1W 5QA

SCHEDULE 2: THE JERSEY SCHEME

SCHEME OF ARRANGEMENT

IN THE ROYAL COURT OF THE ISLAND OF JERSEY

(Samedi Division)

IN THE MATTER OF TELEWEST FINANCE (JERSEY) LIMITED

- and -

IN THE MATTER OF THE COMPANIES (JERSEY) LAW 1991

SCHEME OF ARRANGEMENT

UNDER ARTICLE 125 OF THE COMPANIES (JERSEY) LAW 1991

- and -

IN THE HIGH COURT OF JUSTICE OF ENGLAND AND WALES CHANCERY DIVISION

IN THE MATTER OF TELEWEST FINANCE (JERSEY) LIMITED

-and-

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

UNDER SECTION 425 OF THE COMPANIES ACT 1985

between

TELEWEST FINANCE (JERSEY) LIMITED

and

THE JERSEY SCHEME CREDITORS

(as defined in the Scheme of Arrangement)

1.    PRELIMINARY

Definitions

1.2	In this Scheme, the following expressions shall, unless the context otherwise requires, have the following meanings:

“Account Designation”	shall have the meaning given to it in Clause 4.22;

“Adjudication Reference Date”	in respect of each Jersey Ancillary Claim (or part thereof) the date falling 60 days after the submission of a Claim Form in respect thereof;

“Admission”	the approval for quotation of the New Shares, on Nasdaq, subject to notice of issuance;

“Advisers”

(i) Cadwalader Wickersham & Taft LLP; (ii) Citigroup Global Markets Limited; (iii) Freshfields Bruckhaus Deringer; (iv) Fried Frank Harris Shriver & Jacobson LLP; (v) Gleacher Shacklock Limited; (vi) KPMG LLP; (vii) Ogier & Le Masurier; (viii) UBS Securities, LLC; and (ix) Weil, Gotshal & Manges;

“Affiliates”	TCN and Telewest Jersey;

“Bar Date”

5.00 p.m. (London time) on [16 July] 2004, or such other date as shall be notified to Jersey Scheme Creditors by announcement on a Regulatory Information Service or on Telewest’s website at www.telewest.co.uk, being approximately one Business Day after the Jersey Effective Date;

“Bondholder”

a person with the ultimate economic interest in any of the Telewest Notes (other than the Eurobell Notes) and holding such interest in such Telewest Notes through one of the Clearing Systems or as a Definitive Holder (as defined in the Telewest Scheme) from time to time;

“Bondholder Committee”

the ad hoc committee from time to time of certain Bondholders and Jersey Bondholders, as at •• 2004 consisting of Angelo Gordon & Co L.P. Franklin Mutual Advisors, LLC; Fidelity Management & Research Co; Goldentree Asset Management, LP; Oaktree Capital Management LLC; and OZ Management LLC;

“Business Day”	any day other than a Saturday, Sunday or any other day which is a public holiday in England and Wales, Jersey or New York;

“Claim Form”	in relation to Jersey Scheme Creditors, other than Jersey Bondholders in respect of their Jersey Known Scheme Claims, the form which is set out in Appendix 2 to this Scheme;

“Clearing System”	each or all of DTC, Euroclear and Clearstream and any other system designed for similar and/or analogous purposes, as appropriate;

“Clearstream”	Clearstream Banking, société anonyme, Luxembourg;

“Courts”	together the English Court and the Jersey Court and a reference to “Court” means one of them;

“Deed of Release”	a deed to be entered into by Telewest Jersey following the Jersey Effective Date on behalf of Jersey Scheme Creditors pursuant to the authorisation given at Clause 3.5;

“Deposit Agreements”	the Telewest Deposit Agreements and the Jersey Deposit Agreement, and each of them;

“Depositary”	The Bank of New York in its capacity as book-entry depositary for the Jersey Notes and any successor thereto;

“Designated DTC Account”

the DTC account designated in a Claim Form as being that into which a Jersey Scheme Creditor submitting a Claim Form wishes New Shares comprised in its Initial Share Entitlement and any Final Distribution to be credited (and, if there is more than one, any of them) in accordance with the terms of this Scheme;

“Directors and Former Directors”	any person who is, or who has been at any time since 13 May 2002, a director of Telewest, the Affiliates, Liberty Media, Telewest UK and New Telewest;

“Distribution Notice”

the notice to be served by Telewest Jersey on the Escrow Agent directing the Escrow Agent to make a transfer of New Shares or cash (as appropriate), as required by the terms of the Escrow Agent Agreement;

“DTC”	the Depository Trust Company of New York, a New York corporation;

“English Companies Act”	the Companies Act 1985 of England and Wales, as amended;

“English Court”	the High Court of Justice of England and Wales;

“English Order”	the order of the English Court which sanctions the English Scheme;

“English Registrar of Companies”	the registrar of companies of England and Wales within the meaning of the English Companies Act;

“English Scheme”

the scheme of arrangement pursuant to section 425 of the English Companies Act between Telewest Jersey and the Jersey Scheme Creditors in the form set out herein or with any modification, addition or condition the English Court may think fit to approve or impose;

“Escrow Agent”	The Bank of New York, in its capacity as escrow agent, as appointed by Telewest and Telewest Jersey pursuant to the Escrow Agent Agreement, and any successor thereto;

“Escrow Agent Agreement”	the agreement entered into between Telewest, Telewest Jersey, New Telewest, Telewest UK and the Escrow Agent in accordance with the terms of Clause 5;

“Eurobell Notes”

the 5 per cent. accreting convertible notes due 2003 issued by Telewest on 1 November 2000 with an Initial Principal Amount (as defined therein) of £220,000,000, on 15 January 2001 with an Initial Principal Amount (as defined therein) of £30,000,000 and on 2 April 2001 with an Initial Principal Amount (as defined therein) of £3,500,000 as, in each case, cancelled and reissued on 30 May 2003;

“Euroclear”	Euroclear Bank S.A./N.V., as operator of the Euroclear system;

“Explanatory Statement”	the explanatory statement dated [30 April] 2004 required to be furnished to Jersey Scheme Creditors pursuant to section 426 of the English Companies Act and article 126 of the Jersey Companies Law;

“Final Distribution”	the distribution of New Shares or cash to be made pursuant to Clauses 4.16 and 4.17;

“Financial Restructuring”

the proposed overall restructuring and compromise of certain of the debts and other financial obligations of Telewest, TCN and Telewest Jersey pursuant to, inter alia, the Telewest Scheme and this Scheme;

“FSMA”	the Financial Services and Markets Act 2000;

“Holder”

the holder of a Jersey Note including, for the avoidance of doubt, but without double counting, the Depositary, the registered holder of a Jersey Note in definitive registered form and any person who becomes a Definitive Holder after the Record Date;

“Independent Adjudicator”	in respect of a Jersey Disputed Scheme Claim, the individual appointed to act as independent adjudicator in respect of such Jersey Disputed Scheme Claim in accordance with Clause 4.8;

“Initial Distribution”	the distribution of New Shares to be made pursuant to Clauses 4.12 to 4.15;

“Initial Share Entitlement”	in respect of each Jersey Agreed Scheme Creditor, the number of New Shares calculated using the formula set out at Clause 4.12;

“Jersey Agreed Scheme Claim”

a Jersey Notified Scheme Claim, the Total Amount of which is liquidated in amount and has either (i) been agreed by Telewest Jersey; or (ii) otherwise been determined in accordance with the provisions of Clauses 4.8 to 4.11;

“Jersey Agreed Scheme Creditor”

a Jersey Scheme Creditor with a Jersey Agreed Scheme Claim. For the avoidance of doubt, if a Jersey Scheme Creditor has both a Jersey Agreed Scheme Claim and a Jersey Scheme Claim which has not yet been agreed, it shall be treated for the purposes of this Scheme as a Jersey Agreed Scheme Creditor only in respect of its Jersey Agreed Scheme Claim;

“Jersey Ancillary Claim”	a Jersey Scheme Claim which is not a Jersey Known Scheme Claim;

“Jersey Ancillary Scheme Creditor”	a Jersey Scheme Creditor with a Jersey Ancillary Claim;

“Jersey Bondholder”

a person with the ultimate economic interest in any of the Jersey Notes and holding such interest in such Jersey Notes through one of the Clearing Systems or as a Jersey Definitive Holder from time to time;

“Jersey Companies Law”	the Companies (Jersey) Law 1991, as amended;

“Jersey Court”	the Royal Court of Jersey;

“Jersey Definitive Holder”	the registered holder of a Jersey Note in definitive registered form that became a definitive registered holder pursuant to the mechanics for voting described at Recital (f);

“Jersey Deposit Agreement”	with respect to the Jersey Notes, as defined in the Jersey Indenture;

“Jersey Directors”	the directors of Telewest Jersey from time to time;

“Jersey Disputed Scheme Claim”

a Jersey Notified Scheme Claim and/or a Jersey Unresolved Claim which has not been agreed by Telewest Jersey on or before the Adjudication Reference Date and is referred (either in whole or in part) to the Independent Adjudicator;

“Jersey Effective Date”	the time and date on which the office copies of the Orders of the English Court and the Jersey Court are delivered to the relevant Registrar of Companies for registration;

“Jersey Escrow Account”	the account into which the Escrow Agent will transfer all and any New Shares to which Telewest Jersey becomes entitled from time to time under the terms of the Telewest Scheme;

“Jersey Guarantee Liability”	any and all amounts due or capable of becoming due now or in the future from Telewest under or in respect of the Jersey Notes;

“Jersey Indenture”	the indenture dated 7 July 2000 between Telewest Jersey (as issuer), Telewest (as guarantor) and the Jersey Noteholders’ Trustee relating to the 6 per cent. senior convertible notes due 2005 issued by Telewest Jersey, as amended, revised or supplemented from time to time;

“Jersey Intercompany Debt”

the debt in the principal amount of US$500,000,000 owing to Telewest Jersey by Telewest pursuant to an agreement between Telewest and Telewest Jersey dated 7 July 2000 as amended, revised or supplemented from time to time;

“Jersey Known Scheme Claims”	the Jersey Scheme Claims as at the Record Date of the Holders of the Jersey Notes, or any of them, as to principal and interest that has accrued and remains unpaid thereon;

“Jersey Known Scheme Creditors”

Jersey Scheme Creditors with Jersey Known Scheme Claims. For the avoidance of doubt, if a Jersey Scheme Creditor has both a Jersey Known Scheme Claim and a Jersey Notified Ancillary Scheme Claim, it shall be treated for the purposes of this Scheme as a Jersey Known Scheme Creditor in respect of its Jersey Known Scheme Claim and a Jersey Notified Ancillary Scheme Creditor in respect of its Jersey Notified Ancillary Scheme Claim;

“Jersey Noteholders’ Trustee”	Law Debenture Trust Company of New York, as successor trustee to The Bank of New York, or any successor trustee appointed in accordance with the provisions of the Jersey Indenture;

“Jersey Notes”	each and every note in issue from time to time under any series of notes issued by Telewest Jersey pursuant to the terms of the Jersey Indenture;

“Jersey Notified Ancillary Scheme Claim”	a Jersey Ancillary Claim that has been duly notified to Telewest Jersey or the Escrow Agent at any time prior to the Bar Date in accordance with Clause 4.1;

“Jersey Notified Ancillary Scheme Creditor”

a Jersey Scheme Creditor with a Jersey Notified Ancillary Scheme Claim. For the avoidance of doubt, if a Jersey Scheme Creditor has both a Jersey Known Scheme Claim and a Jersey Notified Ancillary Scheme Claim, it shall be treated for the purposes of this Scheme as a Jersey Known Scheme Creditor in respect of its Jersey Known Scheme Claim and a Jersey Notified Ancillary Scheme Creditor in respect of its Jersey Notified Ancillary Scheme Claim;

“Jersey Notified Scheme Claims”

all Jersey Scheme Claims that have been notified in writing to Telewest Jersey (or the Escrow Agent by sending a duly completed Claim Form), at any time prior to the Bar Date in accordance with Clause 4.1, which shall include, for the avoidance of doubt and without further notification, all the Jersey Known Scheme Claims;

“Jersey Notified Scheme Creditors”	Jersey Scheme Creditors with Jersey Notified Scheme Claims;

“Jersey Order”	the act issued by the Jersey Court which sanctions the Jersey Scheme;

“Jersey Registrar of Companies”	the registrar of companies within the meaning of the Jersey Companies Law;

“Jersey Scheme”

the scheme of arrangement under article 125 of the Jersey Companies Law, between Telewest Jersey and the Jersey Scheme Creditors (as defined therein), with any modification, addition or condition which the Jersey Court may think fit to approve or impose, as appropriate;

“Jersey Scheme Claim”

any claim in respect of any Liability of Telewest Jersey to any person arising directly or indirectly in relation to or arising out of or in connection with all or any of the Jersey Indenture, the Jersey Notes, the Jersey Intercompany Debt and the Jersey Guarantee Liability, including any Liability of Telewest Jersey in respect of loss or damage suffered or incurred as a result of or in connection with such Liability in each case incurred as at the Record Date, or after that date by reason of a Liability of Telewest Jersey incurred before that date (including, for the avoidance of doubt, any interest accruing on, or accretions arising in respect of, such claims after the Record Date);

“Jersey Scheme Creditor”

a creditor of Telewest Jersey in respect of a Jersey Scheme Claim or Jersey Scheme Claims including, for the avoidance of doubt, but without double counting in each case, the Depositary, the registered holder of a Jersey Note in definitive registered form and any person who becomes a Jersey Definitive Holder by virtue of an exchange of an interest in Jersey Notes held by or on behalf of that person on the Record Date for a Jersey Note in definitive registered form in that person’s name;

“Jersey Scheme Rate”

the average of the closing mid-point spot rates for the conversion of Sterling into US Dollars, as reported by Bloomberg, L.P., for each trading day in the period commencing 1 October 2002 to 23 April 2004, being $[•••]/£1.00;

“Jersey Unresolved Claims”	Jersey Notified Ancillary Scheme Claims which have not become Jersey Agreed Scheme Claims as at the Bar Date and which have not been withdrawn or conclusively rejected;

“LCIA”	London Court of International Arbitration, or any successor thereto;

“Liability” or “Liabilities”

any debt, liability or obligation whatsoever whether it is present, future, prospective or contingent, whether or not its amount is fixed or undetermined, whether or not it involves the payment of money or the performance of an act or obligation and whether it arises at common law, in equity or by statute, in England and Wales, Jersey or in any other jurisdiction, or in any other manner whatsoever, but such expression does not include any liability which is barred by statute or is otherwise unenforceable or arises under a contract which is void or, being voidable, has been duly avoided;

“Liberty Media”	Liberty Media Corporation, a Delaware corporation;

“Listing Rules”	the listing rules of the UK Listing Authority made under section 74(4) of the FSMA, as amended from time to time;

“London Stock Exchange”	London Stock Exchange plc, a company incorporated in England and Wales with registered number 02075721, together with any successor thereto;

“Meeting”

the meeting of Jersey Scheme Creditors convened in accordance with the leave of the Jersey Court pursuant to article 125 of the Jersey Companies Law and the leave of the English Court pursuant to section 425 of the English Companies Act to consider and, if thought fit, approve this Scheme, including any adjournment thereof;

“Nasdaq”	the National Association of Securities Dealers Automated Quotation System;

“Net Proceeds of Sale”	the proceeds of sale of the relevant New Shares net of all associated commissions, transfer taxes and other costs, including the expenses and compensation of the Escrow Agent in effecting such sale;

“New Shares”

245,000,000 new shares of common stock, par value $0.01 per share, of New Telewest, or such other number of new shares representing 100% (less one share) of the issued share capital of New Telewest as is authorised pursuant to the Telewest Scheme;

“New Telewest”	Telewest Global, Inc., a Delaware corporation;

“New Telewest Group”	New Telewest and its subsidiaries and subsidiary and associated undertakings;

“Nominated Recipient”	the person specified as such in a Claim Form;

“Noteholders’ Trustee”

in respect of each of the Telewest Indentures, Law Debenture Trust Company of New York, as successor trustee to The Bank of New York, or any successor trustee appointed in accordance with the provisions of the relevant Telewest Indentures;

“NSPCC”	the National Society for the Prevention of Cruelty to Children, a company registered in England and Wales with registered number 216401, together with any successor thereto;

“Official List”	the Official List of the UK Listing Authority;

“Open Market”

to the extent that the New Shares, when sold, are listed or quoted on any securities exchange or inter-dealer quotation system, the sale of the New Shares on such exchange or through such inter-dealer quotation system; and to the extent that the New Shares, when sold, are not listed or quoted on any securities exchange or inter-dealer quotation system, the sale of the New Shares to a third party, such third party, in any event, to be unrelated to the New Telewest Group; and to the extent the New Shares, when sold, are not listed or quoted on any securities exchange or inter-dealer quotation system, and the Escrow Agent has used all reasonable endeavours and is not able to sell the New Shares to a third party unrelated to the New Telewest Group, the gift of the New Shares to the NSPCC;

“Orders”	the English Order and/or the Jersey Order which sanction this Scheme;

“Participant”

in relation to the holder of the particular nominal amount of the Jersey Notes which were exchanged into definitive registered certificates in the name of a Jersey Definitive Holder, the person shown in the records of DTC, Euroclear or Clearstream (as the case may be) or any other Clearing System immediately preceding such exchange in respect of such nominal amount of Notes;

“Post”	delivery by pre-paid first class post or air mail;

“Principal Amount”

in respect of each Jersey Known Scheme Creditor, in respect of each of the Jersey Notes held by it, the face value of the Jersey Notes outstanding and in issue on the Record Date as finally determined in accordance with the terms of this Scheme;

“Proceeding”

any process, action, or other legal proceeding (including, without limitation, any demand, arbitration, alternative dispute resolution, judicial review, adjudication, execution, seizure, distraint, forfeiture, re-entry, lien, enforcement of judgment or enforcement of any security);

“Record Date”	[30 April] 2004;

“Registrar of Companies”	in relation to the English Scheme, the English Registrar of Companies and, in relation to the Jersey Scheme, the Jersey Registrar of Companies;

“Re-globalisation”

in relation to the Jersey Notes, the exchange of the definitive registered certificates of the Jersey Notes held by Jersey Definitive Holders into book-entry interests in a global bearer form of the Jersey Notes held by the Depositary in the Clearing Systems;

“Regulatory Information Service”	any of the services set out in Schedule 12 to the Listing Rules;

“Released Parties”

(i) Neil Smith; (ii) John Malone; (iii) Liberty TWSTY Bonds, Inc.; (iv) Liberty Media International, Inc.; (v) Liberty UK Holdings, Inc.; (vi) Liberty UK, Inc.; (vii) IDT Corporation; (viii) IDT Venture Capital, Inc.; (ix) IDT UK Cable Inc. (formerly known as Microsoft UK Cable, Inc.); (x) IDT Cable Partnership Holdings, Inc. (formerly known as Microsoft Cable Partnership Holdings, Inc.); (xi) Liberty Flex Holdings; (xii) Liberty TWSTY Holdings, Inc.; (xiii) Liberty International B-LL-C; and (xiv) Microsoft Corporation;

“Scheme”	the English Scheme and/or the Jersey Scheme, as the context may require;

“Share Entitlement”	the entitlement to New Shares of each Jersey Agreed Scheme Creditor pursuant to the terms of this Scheme;

“Sterling”, “£” or “pence”	the lawful currency of the United Kingdom for the time being;

“TCN”	Telewest Communications Networks Limited, a company incorporated in England and Wales with registered number 3071086;

“Telewest”	Telewest Communications plc, a company incorporated in England and Wales with registered number 2983307;

“Telewest Deposit Agreements”	with respect to each class of Telewest Notes (other than the Eurobell Notes), as defined in the applicable Telewest Indenture;

“Telewest Effective Date”	the time and date upon which an office copy of the Telewest Order is delivered to the English Registrar of Companies for registration;

“Telewest Indentures”

each of (a) the indenture dated as of 3 October 1995 between Telewest and the Noteholders’ Trustee relating to the 9.625 per cent. senior debentures due 2006 of Telewest; (b) the indenture dated as of 19 February 1999 between Telewest and the Noteholders’ Trustee relating to the 5.25 per cent. senior convertible notes due 2007 of Telewest; (c) the indenture dated as of 3 October 1995 between Telewest and the Noteholders’ Trustee relating to the 11 per cent. senior discount debentures due 2007 of Telewest; (d) the indenture dated as of 9 November 1998 between Telewest and the Noteholders’ Trustee relating to the 11.25 per cent. senior notes due 2008 of Telewest; (e) the indenture dated as of 15 April 1999 between Telewest and the Noteholders’ Trustee relating to the 9.25 per cent. Dollar senior discount notes due 2009 and the 9.875 per cent. Sterling senior discount notes due 2009 of Telewest; and (f) the indenture dated as of 25 January 2000 between Telewest and the Noteholders’ Trustee relating to the 9.875 per cent. Dollar senior notes due 2010, the 11.375 per cent. Dollar senior discount notes due 2010 and the 9.875 per cent. Sterling senior notes due 2010 of Telewest and, in each case, as thereafter amended, revised or supplemented from time to time;

“Telewest Jersey”	Telewest Finance (Jersey) Limited, a wholly owned subsidiary of Telewest, incorporated under the laws of Jersey with registered number 77278;

“Telewest Notes”	each of the Eurobell Notes and each and every note in issue from time to time under any series of notes issued by Telewest pursuant to the terms of any and all of the Telewest Indentures;

“Telewest Order”	the order of the English Court which sanctions the Telewest Scheme;

“Telewest Scheme”

the scheme of arrangement under section 425 of the English Companies Act between Telewest and the Telewest Scheme Creditors with any modification, addition or condition which the English Court may think fit to approve or impose;

“Telewest Scheme Claim”

any claim in respect of any Liability of Telewest to any person arising directly or indirectly in relation to or arising out of or in connection with all or any of the Telewest Indentures, the Telewest Notes, the Jersey Indenture, the Jersey Notes, the Jersey Intercompany Debt and the Jersey Guarantee Liability, including any Liability of Telewest in respect of loss or damage suffered or incurred as a result of or in connection with such Liability of Telewest in each case incurred as at the Record Date, or after that date by reason of a Liability incurred on or before that date (including, for the avoidance of doubt, any interest accruing on or accretions arising in respect of such claims after the Record Date);

“Telewest Scheme Creditors”	a creditor of Telewest in respect of a Telewest Scheme Claim or Telewest Scheme Claims;

“Telewest UK”	Telewest UK Limited, a company incorporated in England and Wales with registered number 4925679;

“Termination Date”	the sixth anniversary of the Jersey Effective Date;

“Total Amount”	shall have the meaning given to it in Clause 4.6;

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;

“UK Listing Authority”

the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the FSMA;

“USA”, “US” or “United States”	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia;

“US Bankruptcy Code”	Title 11 of the United States Code;

“US Bankruptcy Court”

the United States Bankruptcy Court for the Southern District of New York or any other United States court which may be exercising jurisdiction over Telewest or Telewest Jersey under the US Bankruptcy Code;

“US Dollar”, “Dollar” or “$”	US Dollars or other lawful currency being the currency of the USA for the time being;

“Voting Deadline”	7.00 p.m. (prevailing Eastern Time) in New York on [27 May] 2004; and

“W. R. Huff”	W. R. Huff Asset Management Co., L.L.C.

RECITALS

(a)	Telewest is proposing a separate creditors’ scheme of arrangement (the Telewest Scheme) under section 425 of the English Companies Act pursuant to which the holders of certain unsecured claims against Telewest, including the Holders of the Jersey Notes in their capacity as beneficiaries of the Jersey Guarantee Liability and Telewest Jersey as creditor in respect of the Jersey Intercompany Debt, will release claims against Telewest in respect of or arising out of or in connection with the Telewest Indentures; the Telewest Notes; the Jersey Indenture; the Jersey Notes; the release of the Jersey Intercompany Debt and the Jersey Guarantee Liability pursuant to the Telewest Scheme; and any Liability of Telewest in respect of loss or damage suffered or incurred as a result of or in connection with such liabilities.

(b)	Under this Scheme, each Jersey Scheme Creditor shall become entitled on the Jersey Effective Date to have transferred to it a pro rata share of the New Shares to which Telewest Jersey will, on its Telewest Scheme Claim becoming an Agreed Scheme Claim (as defined in the Telewest Scheme) in the Telewest Scheme, become entitled pursuant to the Telewest Scheme.

(c)	The English Scheme and the Jersey Scheme are separate schemes of arrangement but are in substantially identical terms and are intended to take effect simultaneously. Neither the English Order nor the Jersey Order will be delivered to the relevant Registrar of Companies for registration unless both Orders are delivered on the same date.

(d)	The Jersey Directors undertook to the Jersey Court and the English Court that the Scheme would not be made effective (through Telewest Jersey delivering, or procuring the delivery of, the office copy of the Orders to the relevant Registrar of Companies) unless and until the Jersey Directors were satisfied that all of the following had occurred and were unconditional, or would occur or become unconditional on the Jersey Effective Date, or had been waived (to the extent possible):

(i)	the Telewest Order having been delivered to the English Registrar of Companies (thereby making the Telewest Scheme effective);

(ii)	Telewest Jersey, Telewest, New Telewest, Telewest UK and the Escrow Agent having entered into the Escrow Agent Agreement substantially in accordance with the terms of Clause 5; and

(iii)	Telewest Jersey having obtained a permanent injunction and order of the US Bankruptcy Court under section 304 of the US Bankruptcy Code pursuant to which Jersey Scheme Creditors are restrained from commencing or continuing actions or proceedings against, inter alia, Telewest Jersey in respect of Jersey Scheme Claims (unless more than half of all Bondholders by Principal Amount, as at the Record Date, have notified Telewest Jersey that they consent to the waiver of this condition).

(e)	The Jersey Directors further undertook to the Jersey Court and the English Court that the Scheme would not be made effective (through Telewest Jersey delivering or procuring the delivery of the office copy of the Orders to the relevant Registrar of Companies) unless it could be made so effective by the later of •• 2004 or 60 days after the date of any vote by Jersey Scheme Creditors to approve the Scheme, subject to that vote occurring on or before •• 2004.

(f)	The Jersey Notes were issued in global bearer form and were held by the Depositary. At the request of certain registered holders of Jersey Notes (acting under the authority of the relevant Jersey Bondholders), arrangements were made for the global bearer form of the Jersey Notes to be exchanged in whole or in part for Jersey Notes in definitive form registered in the names of the relevant Jersey Bondholders (who thereby became Jersey Definitive Holders and are Jersey Scheme Creditors for the purposes of this Scheme). Any unexchanged Jersey Notes continue to be held in global bearer form by the Depositary (who remains the Jersey Scheme Creditor for such amounts for the purpose of this Scheme).

(g)

Following the Jersey Effective Date, and on the terms of this Scheme, the registered notes held by Jersey Definitive Holders will be converted back into global bearer form to be registered in the name of the Holders of such Jersey Notes as at the time, in each case, immediately prior to their conversion into definitive registered form. This mechanism (herein defined as “Re-globalisation”) is put in place in order to allow New Shares to be distributed pursuant to this Scheme through the Clearing Systems without the need for Jersey Bondholders to complete any details of how they would like to receive the New Shares in a Claim Form.

(h)	Each of New Telewest and Telewest UK appeared by counsel on the hearings of the petitions to sanction the Scheme, consented to the Scheme and undertook to be bound thereby and to execute and do and/or procure to be executed and done all such documents, acts or things as may be necessary or desirable to be executed and done by it or on its behalf for the purpose of giving effect to the Scheme.

(i)	The Escrow Agent appeared by counsel on the hearings of the petitions to sanction the Scheme and undertook to perform its designated functions and comply with its obligations as Escrow Agent subject to and in accordance with the terms of the Escrow Agent Agreement.

(j)	The Noteholders’ Trustee and the Jersey Noteholders’ Trustee appeared by counsel on the hearings of the petition to sanction the Scheme and undertook to perform their designated functions and comply with their obligations as Noteholders’ Trustee and Jersey Noteholders’ Trustee subject to and in accordance with the terms of the relevant Indentures.

(k)	The Depositary appeared by counsel on the hearings of the petition to sanction the Scheme and undertook to perform its designated functions and comply with its obligations as book-entry depositary subject to and in accordance with the terms of the Deposit Agreements.

1	INTERPRETATION

In this Scheme, unless the context otherwise requires or otherwise expressly provides for:

(a)	references to Clauses, Appendices and Recitals are references to the Clauses, Appendices and Recitals respectively of the Scheme;

(b)	references to a “person” include references to an individual, firm, partnership, company, corporation, unincorporated body of persons or any state or state agency;

(c)	references to a statute or a statutory provision include the same as subsequently modified, amended or re-enacted from time to time;

(d)	the singular includes the plural and vice versa and words importing one gender shall include all genders; and

(e)	headings are for ease of reference only and shall not affect the interpretation of the Scheme.

2	JERSEY EFFECTIVE DATE

2.1	This Scheme will come into effect on the Jersey Effective Date.

3	THE SCHEME

Compromise of Jersey Scheme Claims

3.1 (a)	Immediately following the Jersey Effective Date, and once Re-globalisation has occurred in accordance with Clause 4.19, the Jersey Notes, the Jersey Intercompany Debt and the Jersey Guarantee Liability shall be cancelled and all Jersey Scheme Claims shall be satisfied and released fully and absolutely, in each case so as to bind the Jersey Scheme Creditors and any person who acquires any interest in or arising out of a Jersey Scheme Claim after the Record Date.

(b)	In consideration for the satisfaction and release referred to in Clause 3.1(a), each Jersey Agreed Scheme Creditor shall, subject to the other provisions of this Scheme, become entitled on the Jersey Effective Date to have transferred to it or to its Nominated Recipient a number of New Shares equal to its Share Entitlement in accordance with the procedures set out in this Scheme.

(c)	The Share Entitlement (or part thereof) of any Jersey Agreed Scheme Creditor, referred to in Clause 3.1(b), shall be satisfied in accordance with the provisions of Clause 4.

Interest on Jersey Scheme Claims

3.2	For the avoidance of doubt, the compromise effected pursuant to Clause 3.1(a) shall include a compromise of all interest and accreted amounts howsoever arising on or in respect of a Jersey Scheme Claim.

Stay of Proceedings

3.3	For the avoidance of doubt, no Proceeding or other judicial, quasi-judicial, administrative or regulatory process whatsoever against Telewest Jersey or its property shall be commenced or continued in any jurisdiction whatsoever to recover any Jersey Scheme Claim or to establish the existence or amount of a Jersey Scheme Claim.

Assignments or transfers after the Record Date

3.4 (a)	Telewest Jersey shall be under no obligation to recognise any assignment or transfer of a Jersey Scheme Claim after the Record Date for the purposes of determining entitlements under this Scheme and has no obligations hereunder to any person other than a Jersey Scheme Creditor, provided that, where Telewest Jersey has received from the relevant parties notice in writing of an assignment or transfer, Telewest Jersey may, in its sole discretion and subject to the production of such other evidence in relation to such transfer or assignment as Telewest Jersey may require and to any other terms and conditions which Telewest Jersey may consider necessary or desirable, agree to recognise such assignment or transfer for the purposes of making distributions under this Scheme. Any assignee or transferee of a Jersey Scheme Claim so recognised by Telewest Jersey shall be bound by the terms of this Scheme.

(b)	To the extent that any Jersey Notified Scheme Creditor transfers or assigns all or part of its Jersey Notified Scheme Claim after the Record Date, the transfer by or on behalf of Telewest Jersey to the Jersey Notified Scheme Creditor or its Participant or the Jersey Notified Scheme Creditor’s or its Participant’s Nominated Recipient named in any Claim Form submitted by such Jersey Notified Scheme Creditor, or any assignee or transferee recognised by Telewest Jersey in accordance with Clause 3.4(a), of its entitlement to New Shares shall be effective to discharge and extinguish any Liabilities as at the Jersey Effective Date or thereafter of Telewest Jersey to any transferee or assignee of such Jersey Notified Scheme Claim arising directly or indirectly in relation to or arising out of or in connection with the relevant Jersey Notified Scheme Claim.

Release

3.5 (a)	Each of the Jersey Scheme Creditors hereby authorises Telewest Jersey from the Jersey Effective Date to enter into, execute and deliver as a deed on behalf of each Jersey Scheme Creditor and any person to whom a Jersey Scheme Creditor has transferred Jersey Notes after the Record Date one or more Deeds of Release whereby any and all claims of such persons against Telewest, the Affiliates, the Directors and Former Directors, the Released Parties, the Bondholder Committee, W. R. Huff, Liberty Media, Telewest UK, New Telewest, the Noteholders’ Trustee, the Jersey Noteholders’ Trustee and the Advisers in relation to or arising out of or in connection with the Jersey Notes, the Telewest Indentures, the Jersey Indenture, the Jersey Guarantee Liability and the Jersey Intercompany Debt and/or the implementation of the Telewest Scheme, this Scheme and/or the Financial Restructuring shall be waived and released fully and absolutely from the Jersey Effective Date.

(b)	Any Deed of Release to be executed pursuant to the authority conferred by Clause 3.5(a) above shall be substantially in the form attached at Appendix 1 subject to any modifications required or approved by the Courts and shall take effect in relation to such claims and liabilities as the Courts consider appropriate, provided only that the effect of any such modification is not such as would require the release of a claim that is not referred to in Clause 3.5(a) above.

4	DETERMINATION OF JERSEY AGREED SCHEME CLAIMS AND SHARE ENTITLEMENTS OF JERSEY SCHEME CREDITORS

Notification

4.1 (a)	No Jersey Scheme Creditor shall be entitled to receive any consideration under this Scheme in respect of any Jersey Scheme Claim unless that Jersey Scheme Claim is (i) a Jersey Notified Scheme Claim and (ii) subsequently becomes a Jersey Agreed Scheme Claim either in whole or in part.

(b)	Jersey Known Scheme Creditors are deemed to have Jersey Notified Scheme Claims in respect of their Jersey Known Scheme Claims for a value equal to the total amount of principal of, and interest that has accrued and remains unpaid on, the relevant Jersey Notes as at the Record Date.

(c)	Jersey Ancillary Scheme Creditors must notify Telewest Jersey of their Jersey Ancillary Claims in writing. Notification will only be effective if it is received by Telewest Jersey on or before the Bar Date and includes details of (i) the identity of the Jersey Ancillary Scheme Creditor, (ii) a description of the nature of its Jersey Ancillary Claim and how such Jersey Ancillary Claim arose; (iii) the value at which, and the dates on which, the Jersey Notes on which its Jersey Ancillary Claim is based were bought and sold; (iv) the maximum amount of its Jersey Ancillary Claim; and (v) the legal basis of liability of Telewest Jersey. For the avoidance of doubt, the transmission and receipt by the Escrow Agent or Telewest Jersey of a duly completed Claim Form prior to the Bar Date shall, subject to Clause 4.7 below, constitute notification for these purposes.

(d)	Jersey Ancillary Claims may be notified in any amount. However, a Jersey Ancillary Scheme Creditor submitting a Claim Form for an amount greater than the amount of principal of, and interest that has accrued and remains unpaid on, the Jersey Notes from which its Jersey Ancillary Claim arises must also, in addition to the information required at Clause 4.1(c), supply a memorandum which gives particulars of the facts on which the Jersey Ancillary Scheme Creditor relies and identifies the legal basis for the Jersey Ancillary Claim and its quantum. If such memorandum is not supplied prior to the Bar Date, the relevant Jersey Ancillary Claim will, subject to Clause 4.1(c), be deemed to have been notified in an amount equal to the amount of the principal of, and interest that, as at the Record Date, has accrued and remains unpaid on, the Jersey Notes from which the Ancillary Claim arises.

Agreement of Jersey Scheme Claims

4.2	Each Jersey Scheme Creditor may submit either or both of a Jersey Known Scheme Claim and a Jersey Ancillary Claim, each in any amount. However, no Jersey Ancillary Claim may become a Jersey Agreed Scheme Claim for a value greater than the aggregate amount that has been validly notified to Telewest Jersey in accordance with Clauses 4.1(c) and 4.1(d).

4.3	The value of Jersey Scheme Claims shall be determined as at the Record Date.

4.4	A Jersey Scheme Creditor shall have no right after the Bar Date to increase the amount of its Jersey Scheme Claim.

4.5	Jersey Known Scheme Claims shall automatically become Jersey Agreed Scheme Claims on the Jersey Effective Date.

4.6(a)	The value of each Jersey Scheme Creditor’s Jersey Agreed Scheme Claim shall be equal to that Jersey Scheme Creditor’s Total Amount. For these purposes, “Total Amount” means (i) in respect of the Jersey Known Scheme Claim of a Jersey Scheme Creditor, the Principal Amount of the debt held by it listed in column 1 of the table set out below, as multiplied by the multiplier of that Principal Amount set out in column 2 of the table set out below; and (ii) in respect of a Jersey Notified Ancillary Scheme Claim of a Jersey Scheme Creditor, the total amount of its Jersey Notified Ancillary Scheme Claim, as agreed by Telewest Jersey or otherwise determined in accordance with the terms of this Scheme, if necessary, as converted from Sterling to US Dollars at the Jersey Scheme Rate.

Column 1 Debt	Column 2 Multiplier
Jersey Notes

(b) Any Jersey Scheme Claim which at the Record Date is not immediately due and payable but on Telewest Jersey going into liquidation would, either automatically without further action by any party or by the issue of any notice by the relevant Jersey Scheme Creditor, be capable of being made legally and immediately due and payable, shall be treated for the purposes of calculating a Total Amount under this Scheme as immediately due and payable as at the Record Date (and hence not a debt payable at a future time).

4.7 (a)	Jersey Notified Ancillary Scheme Claims may be admitted or agreed by Telewest Jersey either for the whole amount claimed or for part of that amount. Telewest Jersey may reject a Jersey Notified Ancillary Scheme Claim in whole or in part if the Claim Form is not correctly completed or for any other reason whatsoever.

(b)	Jersey Notified Ancillary Scheme Claims which have not become Jersey Agreed Scheme Claims at the Bar Date will remain Jersey Unresolved Claims unless and until they become Jersey Agreed Scheme Claims, are withdrawn or are conclusively rejected in whole or in part.

(c)	Jersey Ancillary Claims shall not be capable of becoming Jersey Agreed Scheme Claims (in accordance with the provisions of this Scheme) unless and until a duly completed Claim Form in respect of that Jersey Ancillary Claim (or part thereof) has been received by Telewest Jersey or the Escrow Agent. Jersey Notified Ancillary Scheme Creditors shall provide Telewest Jersey and the Escrow Agent with such other information as they may reasonably require to enable the relevant Jersey Notified Ancillary Scheme Claim to be determined.

(d)	Telewest Jersey may, at its sole discretion, send notice to any Jersey Notified Ancillary Scheme Creditor to require it to submit a duly completed Claim Form in respect of its Jersey Notified Ancillary Scheme Claim within 30 days of the date of such notice. If the relevant Jersey Notified Ancillary Scheme Creditor fails to submit a duly completed Claim Form within such 30 day period, the relevant Jersey Notified Ancillary Scheme Claim will automatically be deemed to have been irrevocably withdrawn.

(e)	If Telewest Jersey rejects any Jersey Notified Ancillary Scheme Claim either in whole or in part, it shall prepare a written statement of its reasons for doing so and send this as soon as reasonably practicable to the relevant Jersey Notified Ancillary Scheme Creditor.

(f)	Telewest Jersey shall endeavour to reach agreement with each Jersey Notified Ancillary Scheme Creditor as to the validity and amount of its Jersey Notified Ancillary Scheme Claim. Any Jersey Notified Ancillary Scheme Claim so agreed shall be treated as a Jersey Agreed Scheme Claim for the purposes of the Scheme.

(g)	Where more than one person seeks to assert an entitlement pursuant to this Scheme in respect of the same Jersey Notified Ancillary Scheme Claim (or part thereof), the Jersey Notified Ancillary Scheme Claim shall not become a Jersey Agreed Scheme Claim unless and until it shall have been determined to Telewest Jersey’s reasonable satisfaction (or by the Independent Adjudicator in accordance with Clauses 4.8 to 4.11) who is entitled to the relevant Share Entitlement and in what proportions.

(h)	In the event that the validity of a Jersey Notified Ancillary Scheme Claim (or part thereof) and/or the amount of a Jersey Notified Ancillary Scheme Claim (as included in the relevant Claim Form) has not been agreed by Telewest Jersey on or before the Adjudication Reference Date, Telewest Jersey shall refer that Jersey Notified Ancillary Scheme Claim (or disputed part thereof) to an Independent Adjudicator as a Jersey Disputed Scheme Claim no later than 14 days thereafter, and send by Post to the Jersey Notified Ancillary Scheme Creditor concerned a notice to the effect that the Jersey Notified Ancillary Scheme Claim has become a Jersey Disputed Scheme Claim. Thereafter, the dispute between Telewest Jersey and the Jersey Notified Ancillary Scheme Creditor concerned regarding the Jersey Notified Ancillary Scheme Claim will be determined by an Independent Adjudicator in accordance with Clauses 4.8 to 4.11.

Adjudication of Jersey Disputed Scheme Claims

4.8 (a)	Within 14 days of the first Adjudication Reference Date to occur in respect of a Jersey Disputed Scheme Claim, Telewest Jersey shall request the LCIA to nominate a fit and proper person duly qualified to adjudicate on the points in issue therein who will be the Independent Adjudicator for the purposes of the Scheme.

(b)	The Independent Adjudicator nominated in accordance with Clause 4.8(a) shall act as Independent Adjudicator in respect of any further Jersey Disputed Scheme Claims in respect of which an Adjudication Reference Date has occurred, unless (i) Telewest Jersey or the Jersey Notified Scheme Creditor concerned notifies the LCIA that there is, or may be, a conflict of interest in relation to the proposed person being appointed to determine such Jersey Disputed Scheme Claim; (ii) he considers and notifies the LCIA that, in his sole opinion, due to the work he is undertaking in respect of other Jersey Disputed Scheme Claims, he will be unable to adjudicate upon a particular Jersey Disputed Scheme Claim within two months from the date on which the Jersey Disputed Scheme Claim is referred to him by Telewest Jersey or (iii) he is otherwise unable to perform his duties as independent adjudicator by reason of his death, incapacity, dismissal or resignation (on the grounds of ill health or ceasing to be an adjudicator).

(c)	If the Independent Adjudicator appointed pursuant to Clause 4.8(a) is unable to adjudicate upon a Jersey Disputed Scheme Claim by reason of any circumstances described in Clause 4.8(b), Telewest Jersey shall request the LCIA to, within 14 days of receiving notification in accordance with that Clause, appoint a further fit and proper person duly qualified to adjudicate on the points in issue therein to act as Independent Adjudicator in respect thereof.

4.9 (a)	Telewest Jersey shall provide the Independent Adjudicator with copies of the correspondence between the parties and/or between Jersey Notified Ancillary Scheme Creditors relating to the validity of a Jersey Disputed Scheme Claim and/or the calculation of the quantum of a Jersey Disputed Scheme Claim and/or the relative entitlements of Jersey Notified Ancillary Scheme Creditors to a Jersey Disputed Scheme Claim and any other relevant documentation. The Independent Adjudicator shall be entitled to call for copies of any further documentation he considers necessary to assist him to reach a conclusion on the issue and Telewest Jersey and the Jersey Notified Ancillary Scheme Creditor concerned (as appropriate) shall co-operate in providing such information.

(b)	In relation to any matter which is referred to the Independent Adjudicator, the Independent Adjudicator shall consider the papers and documents before him and shall, within 14 days of receipt of the records and information referred to in Clause 4.9(a), send a notice to the person concerned stating whether the Independent Adjudicator requires:

(i)	further documents, data or information from the Jersey Notified Ancillary Scheme Creditor or Telewest Jersey, in which case the relevant person or persons shall within 14 days after receipt of such request provide the Independent Adjudicator with the required documents, data or information; and/or

(ii)	the Jersey Notified Ancillary Scheme Creditor (or his duly authorised representative) or Telewest Jersey (or its duly authorised representative) to appear before him and address him on any matters he shall determine, in which case the Jersey Notified Ancillary Scheme Creditor (or his duly authorised representative) or Telewest Jersey (or its duly authorised representative), as appropriate, shall be at liberty to so appear on such date and at such place as the Independent Adjudicator shall prescribe.

(c)	If the Independent Adjudicator requires a party (or his representative) to appear before him pursuant to Clause 4.9(b)(ii), he shall also give notice of this request to the other party and make arrangements to allow that other party to appear before him to respond to the evidence brought by such party, if desired by the other party, on such date and at such place as the Independent Adjudicator shall prescribe.

(d)	If the Independent Adjudicator requires the parties to appear before him pursuant to Clause 4.9(b)(ii), the Independent Adjudicator shall be entitled to prescribe and lay down such procedures or provisions as he in his absolute discretion deems appropriate for the purposes of assisting him in reaching his decision, and the Independent Adjudicator shall be entitled to call for such evidence, documents, data and information as he may require.

(e)	The Independent Adjudicator shall be entitled to consult with such advisers, including legal advisers and experts, as he may deem appropriate and, for the avoidance of doubt, all costs, charges, and expenses of such advisers shall be paid in accordance with Clause 4.10.

(f)	If, after 14 days of the request for further information pursuant to Clause 4.9(b)(i), none has been provided or, after 14 days of the request for a person to appear before him pursuant to Clause 4.9(b)(ii), the person concerned fails to appear before the Independent Adjudicator, then the Independent Adjudicator shall make such determination as he sees fit on the basis of information then available to him.

(g)	In the event that a Jersey Notified Ancillary Scheme Creditor has a Jersey Disputed Scheme Claim that is in any way connected with or arises out of a Disputed Scheme Claim (as defined in the Telewest Scheme) in the Telewest Scheme, such Jersey Disputed Scheme Claim and Disputed Scheme Claim shall be referred to and determined by the same Independent Adjudicator. In such circumstances, the Independent Adjudicator shall also include in his determination a direction as to which company should bear which proportions of the Liability (if any).

(h)	In adjudicating on any Jersey Disputed Scheme Claim being referred to him, the Independent Adjudicator shall act as an expert and not as an arbitrator.

(i)	Upon any Jersey Disputed Scheme Claim being referred to the Independent Adjudicator in accordance with Clause 4.7(h), the Independent Adjudicator shall use his best endeavours to, on or before the expiration of two months from the date on which such claim was referred to him by Telewest Jersey, certify in writing by Post to the Jersey Notified Ancillary Scheme Creditor and Telewest Jersey his determination in respect of the dispute concerning the Jersey Disputed Scheme Claim. If the Independent Adjudicator requires an extension of time in making his determination, he may, with the consent of Telewest Jersey (such consent not to be unreasonably withheld) extend the said period by such amount of time as he and Telewest Jersey shall agree.

(j)	Each determination made by the Independent Adjudicator pursuant to this Clause 4.9 shall state the amount of the Jersey Disputed Scheme Claim that should be rejected (if any) and the Total Amount of the Jersey Disputed Scheme Claim that should be admitted by Telewest Jersey as a Jersey Agreed Scheme Claim (if any).

4.10 (a)	On the production of a certificate (in accordance with Clause 4.9(i)) in relation to a Jersey Disputed Scheme Claim, the Independent Adjudicator may make such directions in respect of payment of his remuneration and in respect of the costs, charges and expenses incurred by him, Telewest Jersey or the relevant Jersey Notified Ancillary Scheme Creditor as he shall think just. In particular, but without limitation, one party may be directed to pay his remuneration and costs, charges and expenses of another party if, in the opinion of the Independent Adjudicator, any such party has made a claim, relied on a defence or otherwise howsoever conducted himself in relation to the adjudication in a manner which is frivolous, vexatious, or had no reasonable prospect of success.

(b)	If the Independent Adjudicator shall direct that any such remuneration, costs, charges and expenses be paid by Telewest Jersey, the same shall forthwith be paid in full by Telewest Jersey.

(c)

If the Independent Adjudicator shall direct that any such remuneration, costs, charges and expenses be paid by a Jersey Notified Ancillary Scheme Creditor, the same shall forthwith be paid in full by such party and, if not so paid then, for the purposes of determining whether such party is entitled to participate in any distribution under this Scheme, New Shares to which the relevant Jersey Notified Ancillary Scheme Creditor would otherwise have been entitled shall be sold, by the Escrow Agent, on the Open Market, to the extent necessary to meet such remuneration, costs, charges and expenses, and the Net Proceeds of Sale of such sale required to meet such liability shall be transferred to the Independent Adjudicator and the relevant Jersey Notified Ancillary Scheme Creditor’s Share Entitlement shall thereafter be reduced accordingly. The price, terms, timing and manner of such sale, and any currency exchange effected by the Escrow Agent in connection with or related to such sale shall be at the Escrow Agent’s sole discretion and the Escrow Agent shall not have any Liability for any loss or alleged loss arising from such a sale.

(d)	Subject to any directions which may be given by the Independent Adjudicator in accordance with this Clause 4.10, Telewest Jersey shall pay all reasonable costs, charges and expenses incurred by the Independent Adjudicator in the course of exercising and performing his powers, duties and functions under this Scheme.

4.11 (a)	The Independent Adjudicator’s determination of the issue shall, to the extent permitted by law, be final and binding on Telewest Jersey and the Jersey Notified Ancillary Scheme Creditor concerned.

(b)	For the avoidance of doubt, to the extent permitted by law, there shall be no right of appeal from a decision of the Independent Adjudicator.

(c)	The Independent Adjudicator is not liable for anything done or omitted in the discharge or purported discharge of his functions as the Independent Adjudicator and there shall be no right to make any claim against the Independent Adjudicator in respect thereof unless the act or omission is shown to have been in bad faith. This applies to an employee or agent of the Independent Adjudicator as it applies to the Independent Adjudicator himself.

(d)	Once a Jersey Disputed Scheme Claim, or part thereof, has been referred to the Independent Adjudicator for adjudication, and pending the determination of the Independent Adjudicator, Telewest Jersey shall not treat the Jersey Disputed Scheme Claim (or the relevant part thereof) as a Jersey Agreed Scheme Claim. To the extent that the Independent Adjudicator in accordance with the provisions of Clause 4.9 determines the validity and the Total Amount of a Jersey Disputed Scheme Claim (or the relevant part thereof), that amount (if any) shall be treated as a Jersey Agreed Scheme Claim for the purposes of the Scheme.

Jersey Scheme Creditors’ Share Entitlement

Initial Distribution

4.12	Each Jersey Agreed Scheme Creditor will be entitled to receive an Initial Distribution, being a number of New Shares equal to:

X	x Z
Y

Where:

X	equals its Total Amount;

Y	equals the total aggregate amount of the Jersey Agreed Scheme Claims as at the Bar Date plus the total aggregate amount of all Jersey Disputed Scheme Claims and Jersey Unresolved Claims as at the Bar Date; and

Z	equals the number of New Shares to which Telewest Jersey becomes entitled to, and which have been credited to the Jersey Escrow Account, in respect of Telewest Jersey’s Initial Distribution (as defined in the Telewest Scheme) in the Telewest Scheme.

4.13

Jersey Known Scheme Creditors will be entitled to receive their Initial Distribution in respect of their Jersey Known Scheme Claims as soon as is reasonably practicable after Telewest Jersey’s Scheme Claim (as defined in the Telewest Scheme) in the Telewest Scheme has become an Agreed Scheme Claim (as defined in the Telewest Scheme) in the Telewest Scheme. Following such time, Jersey Notified Ancillary Scheme Creditors will be entitled to receive their Initial Distributions in respect of their Jersey Notified Ancillary Scheme Claims as soon as is reasonably practicable after the date on which their Jersey Ancillary Claims become Jersey Agreed Scheme Claims. A Jersey Scheme Creditor that has both a Jersey Known Scheme Claim and a Jersey Notified Ancillary Scheme Claim shall be entitled to receive an Initial Distribution in respect of its Jersey Known Scheme Claim as soon as is reasonably practicable after Telewest Jersey’s Scheme Claim (as defined in the Telewest Scheme) in the Telewest Scheme becomes an Agreed Scheme Claim (as defined in the Telewest Scheme) in the Telewest Scheme and an Initial Distribution in respect of its Jersey Notified Ancillary Scheme Claim as soon as is reasonably practicable after (i) Telewest Jersey’s Scheme Claim (as defined in the Telewest Scheme) in the Telewest Scheme becomes an Agreed Scheme Claim (as defined in the Telewest Scheme) in the Telewest Scheme; and (ii) the date its Jersey Notified Ancillary Scheme Claim becomes a Jersey Agreed Scheme Claim, whichever is the later.

4.14	Pending Jersey Unresolved Claims and Jersey Disputed Scheme Claims becoming Jersey Agreed Scheme Claims (or otherwise being conclusively determined in accordance with the terms of this Scheme), the Escrow Agent shall retain New Shares applicable to such claims in escrow. In the event that a Jersey Unresolved Claim or Jersey Disputed Scheme Claim becomes a Jersey Agreed Scheme Claim for an amount less than the amount of such claim notified to Telewest Jersey or to the Escrow Agent, in accordance with Clause 4.1, prior to the Bar Date but not rejected, in whole or in part, prior to the Bar Date, the New Shares held by the Escrow Agent in respect of such Jersey Unresolved Claim or such Jersey Disputed Scheme Claim attributable to the amount of such difference shall be retained by the Escrow Agent in escrow for distribution in accordance with Clauses 4.16 and 4.17.

4.15	In determining a Jersey Scheme Creditor’s entitlement to an Initial Distribution under this Scheme, fractions of New Shares shall be disregarded and not transferred to the relevant Jersey Scheme Creditor. The fractional entitlements to which each Jersey Scheme Creditor would have been entitled shall be aggregated and retained by the Escrow Agent in escrow for distribution in accordance with Clauses 4.16 and 4.17.

Final Distribution

4.16	To the extent that any New Shares or cash remain in escrow after:

(i)	Telewest Jersey has become entitled to, and the Jersey Escrow Account has been credited with, a number of New Shares in respect of Telewest Jersey’s Final Distribution (as defined in the Telewest Scheme) in the Telewest Scheme or Telewest has served the Escrow Agent with a written notice confirming that there will be no Final Distribution under the Telewest Scheme;

(ii)	all Jersey Unresolved Claims and Jersey Disputed Scheme Claims have become Jersey Agreed Scheme Claims, and Jersey Scheme Creditors have received their Initial Share Entitlements in respect thereof, or such claims have been conclusively rejected or have been withdrawn; and

(iii)	the Escrow Agent has transferred all the New Shares required pursuant to the Initial Distribution,

the Escrow Agent shall transfer all the remaining New Shares and cash that the Escrow Agent holds in escrow to each of the Jersey Scheme Creditors with Jersey Agreed Scheme Claims pro rata to the amount of their Jersey Agreed Scheme Claims.

4.17	Fractional entitlements of all Jersey Scheme Creditors entitled to a distribution under Clause 4.16 shall not be transferred to Jersey Scheme Creditors in the Final Distribution. The fractional entitlements of all Jersey Scheme Creditors will be aggregated and sold on the Open Market by the Escrow Agent on behalf of Jersey Scheme Creditors. The Net Proceeds of Sale of such sale or New Shares will be paid to the NSPCC.

Method of distribution; full and final settlement of Jersey Scheme Claims

4.18

On Telewest Jersey’s Scheme Claim (as defined in the Telewest Scheme) in the Telewest Scheme becoming an Agreed Scheme Claim (as defined in the Telewest Scheme) in the Telewest Scheme, the Escrow Agent shall transfer the New Shares to which Telewest Jersey will thereby become entitled, which will then be used by Telewest Jersey to satisfy Telewest Jersey’s obligations to the Jersey Scheme Creditors under this Scheme, to the Jersey Escrow Account to be held in escrow in accordance with the terms of this Scheme to satisfy all of Telewest Jersey’s obligations to the Jersey Notified Scheme Creditors under this Scheme.

4.19	Immediately following the Jersey Effective Date, Re-globalisation will occur. Re-globalisation shall not create any new debt, liability or obligation on the part of Telewest Jersey and is solely for the purpose of distributing the New Shares. Immediately following the Initial Distribution of the New Shares to Jersey Bondholders, the Jersey Notes shall be cancelled and removed from the Clearing Systems.

4.20	Following Re-globalisation, in order to make the Initial Distribution and the Final Distribution, if any, to Jersey Bondholders, the Escrow Agent shall, in each case, aggregate the total number of New Shares attributable to the Jersey Notes and shall transfer such New Shares into DTC with instructions that DTC distribute such New Shares in the relevant proportions to the Holders of the Jersey Notes, all more particularly described in the Escrow Agent Agreement.

4.21	Each Jersey Bondholder and the Depositary agrees that the transfer of its Share Entitlement (whether by a single Initial Distribution or by an Initial Distribution and a Final Distribution) to DTC in the manner described at Clause 4.20 shall constitute full and final settlement of Telewest Jersey’s obligations to it under the Scheme.

4.22	A Holder of any Jersey Notes still held in definitive form following Re-globalisation or a Jersey Notified Ancillary Scheme Creditor with a Jersey Agreed Scheme Claim who requires its Share Entitlement under the Initial Distribution and the and Final Distribution, if any, (or part thereof) to be transferred to a Nominated Recipient or credited to a Designated DTC Account shall make such a designation (each an Account Designation) in a Claim Form. In order to make an Initial Distribution and Final Distribution, if any, to each Holder of Jersey Notes still held in definitive form or to a Jersey Notified Ancillary Scheme Creditor with a Jersey Agreed Scheme Claim, the Escrow Agent shall transfer the relevant number of New Shares in accordance with the Account Designation or other delivery instructions contained in the relevant Claim Form.

4.23	Each Jersey Notified Ancillary Scheme Creditor and each Holder of Jersey Notes still held in definitive form agrees that the transfer to it, or transfer in accordance with the instructions given by it in a Claim Form, of its Share Entitlement (whether by a single Initial Distribution or by an Initial Distribution and a Final Distribution) shall constitute full and final settlement of Telewest Jersey’s obligations to it under the Scheme.

4.24	If for any reason Telewest Jersey so wishes, the obligations of Telewest Jersey to transfer (or procure the transfer of) New Shares to a Jersey Notified Ancillary Scheme Creditor with a Jersey Agreed Scheme Claim may be discharged by the transfer of New Shares to the relevant Jersey Scheme Creditor or the relevant Jersey Scheme Creditor’s Nominated Recipient (as appropriate) in certificated form.

4.25	If, for any reason, a Jersey Notified Ancillary Scheme Creditor with a Jersey Agreed Scheme Claim does not wish to, or is unable to, hold the New Shares to which it is entitled, it may direct the Escrow Agent to sell its Share Entitlement on the Open Market and account to such Jersey Notified Ancillary Scheme Creditor for the Net Proceeds of Sale thereof. The price, terms, timing and manner of such sale, and any currency exchange effected by the Escrow Agent in connection with or related to such sale, or the Net Proceeds of Sale, shall be at the Escrow Agent’s sole discretion, or that of any agent the Escrow Agent shall employ to effect such sale and neither the Escrow Agent, Telewest Jersey nor any of its advisers nor any person acting on behalf of any or all of them shall have any Liability for any loss or alleged loss arising from such sale or a failure to procure any purchaser for such New Shares.

4.26

New Shares will not be distributed to a Jersey Scheme Creditor or a Jersey Scheme Creditor’s Nominated Recipient in jurisdictions, other than the US and the UK, where such distributions would or might, in the opinion of the Escrow Agent (subject to the prior consent of Telewest Jersey), be unduly onerous or where Telewest Jersey directs the Escrow Agent that such distributions would, or might be, prohibited by any relevant law. Instead, a Jersey Scheme Creditor or a Jersey Scheme Creditor’s Nominated Recipient in such jurisdictions will be entitled to receive the Net Proceeds of Sale of the New Shares to which he would otherwise be entitled.

The Escrow Agent, if directed by Telewest Jersey, will sell, or procure the sale of such New Shares, on the Open Market and will remit the Net Proceeds of Sale by cheque in US Dollars to the relevant Jersey Scheme Creditor or Jersey Scheme Creditor’s Nominated Recipient in full satisfaction of the relevant Scheme Creditor’s rights under this Scheme. The price, terms, timing and manner of such sale, and any currency exchange effected by the Escrow Agent in connection with or related to such sale, or the Net Proceeds of Sale, shall be at the Escrow Agent’s sole discretion, or that of any agent the Escrow Agent shall employ to effect such sale and neither the Escrow Agent, Telewest Jersey nor any of its advisers nor any person acting on behalf of any or all of them shall have any Liability for any loss or alleged loss arising from such sale or a failure to procure any purchaser for such New Shares.

4.27	To the extent that any Jersey Ancillary Scheme Creditor transfers or assigns all or part of its Jersey Scheme Claim after the Record Date, the transfer of the Jersey Ancillary Scheme Creditor’s Share Entitlement by or on behalf of Telewest Jersey to the Jersey Scheme Creditor or its Nominated Recipient named in any Claim Form, or to DTC in accordance with an Account Designation given in any Claim Form submitted by such Jersey Ancillary Scheme Creditor, or to any assignee or transferee recognised by Telewest Jersey in accordance with Clause 3.4(a), shall be effective to discharge and extinguish any Liabilities as at the Jersey Effective Date or thereafter of Telewest Jersey to any transferee or assignee of such Jersey Agreed Scheme Claim arising directly or indirectly in relation to or arising out of or in connection with the relevant Jersey Agreed Scheme Claim.

4.28	No Jersey Scheme Creditor shall have any entitlement to any distribution of New Shares, cash or otherwise, other than in accordance with Clauses 4.12 to 4.27 inclusive.

5	ESCROW AGENT ARRANGEMENT

Consent to escrow arrangements

5.1	Each Jersey Scheme Creditor agrees to the New Shares being issued to the Escrow Agent pursuant to the Telewest Scheme on the Telewest Effective Date (or as soon as reasonably practicable thereafter). Each Jersey Scheme Creditor agrees to the New Shares credited to the Jersey Escrow Account pursuant to the Telewest Scheme being held in that account pursuant to this Scheme, and being held in escrow by the Escrow Agent in accordance with the Escrow Agent Agreement.

Escrow Agent Agreement

5.2	Prior to the Jersey Effective Date, Telewest Jersey, Telewest, New Telewest and Telewest UK will enter into an agreement with the Escrow Agent, setting out the terms on which the Escrow Agent will hold New Shares in the Jersey Escrow Account on behalf of Jersey Notified Scheme Creditors (to the extent that their Jersey Notified Scheme Claims become Jersey Agreed Scheme Claims). The Escrow Agent Agreement will include provisions to the following effect:

(a)	New Shares and any cash held by it pursuant to this Scheme applicable to Jersey Notified Scheme Claims will be held by the Escrow Agent on bare trust absolutely for the relevant Jersey Notified Scheme Creditors (to the extent that their Jersey Notified Scheme Claims become Jersey Agreed Scheme Claims). The Escrow Agent shall at no time whatsoever either present or future have any beneficial interest in the New Shares or any cash held by it pursuant to this Scheme.

(b)	Any dividends paid on any New Shares held in escrow by the Escrow Agent, or any other payment whatsoever made in respect of the New Shares held in the Jersey Escrow Account by the Escrow Agent, shall be paid to and received by the Escrow Agent as follows:

(i)	in the case of New Shares relating to Jersey Agreed Scheme Claims, to be held on bare trust absolutely for the relevant Jersey Agreed Scheme Creditor and to pay such amounts on to that Jersey Agreed Scheme Creditor or to that Jersey Agreed Scheme Creditor’s Designated DTC Account and/or that Jersey Agreed Scheme Creditor’s Nominated Recipient (as appropriate) together with any interest which may have accrued thereon at the time any distribution of New Shares, or the Net Proceeds of Sale thereof, is made to the relevant Jersey Agreed Scheme Creditor; and

(ii)	in the case of New Shares relating to Jersey Scheme Claims which do not, at the time such dividend is paid or other payment is made, constitute Jersey Agreed Scheme Claims, to be held on bare trust absolutely for the relevant Jersey Notified Scheme Creditor until the receipt of a valid Distribution Notice. On receipt of a valid Distribution Notice, the Escrow Agent shall pay such amounts to the relevant Jersey Notified Scheme Creditor or the Jersey Notified Scheme Creditor’s Designated DTC Account and/or that Jersey Notified Scheme Creditor’s Nominated Recipient (as appropriate) together with any interest which may have accrued thereon at the time any distribution of New Shares, or the Net Proceeds of Sale thereof, is made to the relevant Jersey Notified Scheme Creditor.

(c)	The Escrow Agent shall be under no obligation to exercise any of the voting rights attaching to any New Shares held in the Jersey Escrow Account or exercise any other right whatsoever in respect of the New Shares (save as may be required by law).

(d)	The Escrow Agent’s liabilities shall be limited to those set out in the Escrow Agent Agreement.

Sale and termination

5.3	On the Termination Date, (or, to the extent that any Jersey Notified Scheme Claims are at that time in the process of being determined by the Independent Adjudicator, on the date of final determination of such Jersey Scheme Claim by the Independent Adjudicator) any New Shares remaining in the Jersey Escrow Account shall be sold by the Escrow Agent on the Open Market and the Net Proceeds of Sale of such New Shares and any cash remaining in such escrow account and not attributable to any Jersey Agreed Scheme Claim, and in relation to which the Escrow Agent has not received any valid delivery instructions, shall be transferred by the Escrow Agent to the NSPCC.

6	GENERAL SCHEME PROVISIONS

Costs

6.1	Subject to Clause 4.10, Telewest Jersey will pay in full all costs, charges, expenses and disbursements incurred by it in connection with the negotiation, preparation and implementation of this Scheme as and when they arise, including, but not limited to, the costs of holding the Meeting, the costs of obtaining the sanction of the English Court and the Jersey Court and the costs of placing the notices required by this Scheme.

Modifications of the Scheme

6.2	Telewest Jersey may, at any hearing to sanction this Scheme, consent on behalf of all Jersey Scheme Creditors to any modification of this Scheme or any terms or conditions that the Courts may think fit to approve or impose.

Payments on days other than a Business Day

6.3	If any sum is due or obligation is to be performed under the terms of this Scheme on a date other than a Business Day, the relevant payment shall be made, or obligation performed, on the next Business Day.

Notice

6.4 (a)	Any notice or other written communication to be given under or in relation to this Scheme shall be given in writing and shall be deemed to have been duly given if it is delivered by hand or sent by Post, and by air mail where it is addressed to a different country from that in which it is posted, to:

(i)	in the case of Telewest Jersey, its registered office, marked for the attention of the company secretary;

(ii)	in the case of a Jersey Scheme Creditor, its last known address according to Telewest Jersey (which may be the address given by such Jersey Scheme Creditor in a Claim Form lodged in connection with this Scheme) or, at Telewest Jersey’s sole discretion, to the Jersey Noteholders’ Trustee; and

(iii)	in the case of any other person, any address set forth for that person in any agreement entered into, or Claim Form lodged, in connection with this Scheme.

(b)	Any notice or other written communication to be given under this Scheme shall be deemed to have been served:

(i)	if delivered by hand, on the first Business Day following delivery; and

(ii)	if sent by Post, on the second Business Day after posting if the recipient is in the country of dispatch, otherwise on the seventh Business Day after posting.

(c)	In proving service, it shall be sufficient proof, in the case of a notice sent by Post, that the envelope was properly stamped, addressed and placed in the Post.

(d)	The accidental omission to send any notice, written communication or other document in accordance with this Clause 6.4, or the non-receipt of any such notice by any Jersey Scheme Creditor, shall not affect the provisions of this Scheme.

Allocation of New Shares

6.5	Without prejudice to the effect of the compromise effected by Clause 3.1, New Shares received by Jersey Scheme Creditors shall be allocated pro rata in respect of all Jersey Agreed Scheme Claims.

Future Liquidation

6.6	In the event that Telewest Jersey enters into liquidation, Telewest Jersey’s obligations under this Scheme will continue to be performed by Telewest Jersey in liquidation. However, to the extent that the liquidators of Telewest Jersey wish to close the liquidation whilst the obligations of Telewest Jersey under the Scheme remain to be performed, Telewest UK has agreed to undertake to perform such obligations in the place of Telewest Jersey provided always that such obligations do not involve the exercise of discretion on behalf of Telewest UK and, as such, are wholly of a mechanical nature, or, to the extent that such obligations would involve the exercise of discretion on behalf of Telewest UK, that the liquidators of Telewest Jersey set out detailed and comprehensive instructions to Telewest UK as to how that discretion should be exercised. In no event, however, shall Telewest UK be obliged to perform any such obligation to the extent that it would, or may be likely to, prevent qualification of the Financial Restructuring as a tax-free reorganisation for US federal income tax purposes.

6.7	This Scheme shall be unaffected by Telewest Jersey entering into solvent liquidation and shall, in these circumstances, continue according to its terms.

Governing law and jurisdiction

6.8	This Scheme shall be governed by, and construed in accordance with, the laws of England and Wales and the Jersey Scheme Creditors hereby agree that the Jersey Court and the English Court shall have non-exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which may arise out of the Explanatory Statement or any provision of this Scheme, or out of any action taken or omitted to be taken under this Scheme or in connection with the administration of this Scheme and, for such purposes, the Jersey Scheme Creditors irrevocably submit to the jurisdiction of the Jersey Court and the English Court, provided, however, that nothing in this Clause 6.8 shall affect the validity of other provisions determining governing law and jurisdiction as between Telewest Jersey and any of its Jersey Scheme Creditors, whether contained in any contract or otherwise.

6.9	This Scheme shall take effect subject to any prohibition or condition imposed by law.

APPENDIX 1: FORM OF DEED OF RELEASE

•• 2004

TELEWEST COMMUNICATIONS PLC

TELEWEST FINANCE (JERSEY) LIMITED

THE SCHEME CREDITORS

as defined herein

and

THE JERSEY SCHEME CREDITORS

as defined herein

DEED OF RELEASE

THIS DEED is made the day of •• 2004

BETWEEN:

(1)	TELEWEST COMMUNICATIONS PLC, a company incorporated in England and Wales under registered number 2983307 whose registered office is at Export House, Cawsey Way, Woking, Surrey GU21 6QX (the Company);

(2)	TELEWEST FINANCE (JERSEY) LIMITED, a company incorporated in Jersey under registered number 77278 whose registered office is at Whiteley Chambers, Don Street, St Helier, Jersey JE4 9WG (Telewest Jersey);

(3)	THE SCHEME CREDITORS as defined herein acting by the Company pursuant to the authority conferred upon the Company by the Scheme Creditors under Clause 3.8 of the Scheme, as defined herein; and

(4)	THE JERSEY SCHEME CREDITORS as defined herein acting by Telewest Jersey pursuant to the authority conferred upon Telewest Jersey by the Jersey Scheme Creditors under Clause 3.5 of the Jersey Scheme, as defined herein.

WHEREAS:

(A) Pursuant to the terms of the Scheme and the Jersey Scheme, each Scheme Creditor and Jersey Scheme Creditor has authorised the Company and Telewest Jersey respectively to enter into and execute and deliver this Deed on its behalf.

(B) The parties hereto have agreed to enter into and execute and deliver this Deed on the terms set out below.

NOW IT IS AGREED as follows:

1.	INTERPRETATION

1.1	In this Deed, unless the context otherwise requires, the following words and expressions shall have the following meanings:

Act means the Companies Act 1985, as amended;

Advisers means (i) Cadwalader Wickersham & Taft LLP; (ii) Citigroup Global Markets Limited; (iii) Freshfields Bruckhaus Deringer; (iv) Fried Frank Harris Shriver & Jacobson LLP; (v) Gleacher Shacklock Limited; (vi) KPMG LLP; (vii) Ogier & Le Masurier; (viii) UBS Securities LLC; and (ix) Weil Gotshal Manges;

Affiliates means TCN and Telewest Jersey;

Bondholder means a person with the ultimate economic interest in any of the Notes (other than the Eurobell Notes);

Bondholder Committee means the ad hoc committee from time to time of certain Bondholders as at • • 2004 consisting of Angelo Gordon & Co, L.P.; Franklin Mutual Advisors, LLC; Fidelity Mangement & Research Co; Geldentree Asset Management, LP; Oaktree Capital Management LLC; and OZ Management LLC;

Claim or Claims means all and any actions, claims, demands or rights whatsoever or howsoever arising, whether present, future, prospective or contingent, whether or not for a fixed or unliquidated amount, whether or not involving the payment of money or the performance of an act or obligation, whether arising at common law, in equity or by statute in England and Wales or in any other jurisdiction or in any other manner whatsoever;

Company Indentures means each of (a) the Indenture dated as of 3 October, 1995 between the Company and the Indenture Trustee relating to the 9.625 per cent. senior debentures due 2006 of the Company; (b) the Indenture dated as of 19 February, 1999 between the Company and the Indenture Trustee relating to the 5.25 per cent. senior convertible notes due 2007 of the Company; (c) the Indenture dated as of 3 October, 1995 between the Company and the Indenture Trustee relating to the 11 per cent. senior discount debentures due 2007 of the

Company; (d) the Indenture dated as of 9 November, 1998 between the Company and the Indenture Trustee relating to the 11.25 per cent. senior notes due 2008 of the Company; (e) the Indenture dated as of 15 April, 1999 between the Company and the Indenture Trustee relating to the 9.25 per cent. dollar senior discount notes due 2009 and the 9.875 per cent. sterling senior discount notes due 2009 of the Company; and (f) the Indenture dated as of 25 January, 2000 between the Company and the Indenture Trustee relating to the 9.875 per cent. dollar senior notes due 2010, the 11.375 per cent. dollar senior discount notes due 2010 and the 9.875 per cent. sterling senior notes due 2010 of the Company and, in each case, as thereafter amended, revised or supplemented from time to time;

Company Notes means each of the Eurobell Notes and each and every note in issue from time to time under any series of notes issued by the Company pursuant to the terms of any of the Company Indentures;

Company Order means the order of the Court sanctioning the Scheme;

Court means the High Court of Justice in England and Wales;

Definitive Holder means the registered holder of a Note (other than a Eurobell Note) in definitive registered form;

Depositary means The Bank of New York in its capacity as book-entry depositary for the Notes, other than the Eurobell Notes, and, in each case, any successor thereto;

Directors and Former Directors means any person who is, or who has been at any time since 13 May 2002, a director of the Company, the Affiliates, Liberty Media, Telewest UK or New Telewest;

Effective Date means, in relation to the Scheme, the date upon which an office copy of the Company Order is delivered to the Registrar of Companies for registration and, in relation to the Jersey Scheme, the date upon which the Jersey UK Order is delivered to the Registrar of Companies for registration and the Jersey Order is delivered to the Jersey Registrar of Companies for registration;

Eurobell Notes means the 5 per cent. accreting convertible notes issued by the Company on 1 November 2000 with an Initial Principal Amount (as defined therein) of £220,000,000, on 15 January 2001 with an Initial Principal Amount (as defined therein) of £30,000,000 and on 2 April 2001 with an Initial Principal Amount (as defined therein) of £3,500,000 as, in each case, cancelled and reissued on 30 May 2003;

Financial Restructuring means the proposed overall restructuring and compromise of certain of the debts and other financial obligations of the Company, Telewest Jersey and TCN pursuant to, inter alia, the Scheme, the Jersey Scheme and the restructuring of the obligations owed under the Senior Secured Credit Facility Agreement to the Senior Lenders (as defined therein) and associated documentation;

Group means, prior to the Effective Date, the Company and its subsidiaries and subsidiary and associated undertakings and, following the Effective Date, New Telewest and its subsidiaries and subsidiary and associated undertakings;

Indenture Trustee means Law Debenture Trust Company of New York as successor trustee to The Bank of New York, or any successor trustee, appointed in accordance with the provisions of the Indentures;

Indentures the Company Indentures and the Jersey Indenture, and each of them;

Jersey Companies Law means the Companies (Jersey) Law 1991, as amended;

Jersey Court means the Royal Court of Jersey;

Jersey Indenture means the Indenture dated 7 July 2000 between Telewest Jersey (as issuer), the Company (as guarantor) and the Indenture Trustee relating to the 6 per cent. senior convertible notes due 2005 of Telewest Jersey as amended, revised or supplemented from time to time;

Jersey Intercompany Debt means the debt in the principal amount of US$500,000,000 owing to Telewest Jersey by the Company pursuant to an agreement between Telewest Jersey and the Company dated 7 July 2000 as amended, revised or supplemented from time to time;

Jersey Notes means each and every note in issue from time to time under any series of notes issued by Telewest Jersey pursuant to the terms of the Jersey Indenture;

Jersey Order means the act issued by the Jersey Court which sanctions the Jersey Scheme;

Jersey Registrar of Companies means the registrar of companies within the meaning of the Jersey Companies Law;

Jersey Scheme means the scheme of arrangement under section 425 of the Act, and the scheme of arrangement under article 125 of the Jersey Companies Law, between Telewest Jersey and the Jersey Scheme Creditors;

Jersey Scheme Claim means any claim in respect of any Liability of Telewest Jersey to any person arising directly or indirectly in relation to or arising out of or in connection with all or any of the Jersey Indentures, the Jersey Notes, the Jersey Intercompany Debt and the Jersey Guarantee Liability, including any Liability of Telewest Jersey in respect of loss or damage suffered or incurred as a result or in connection with such Liability in each case arising as at the Record Date or after that date by reason of a Liability incurred on or before that date (including, for the avoidance of doubt, any interest accruing on or accretions arising in respect of such claims after the Record Date);

Jersey Scheme Creditors means, as at the Record Date, a creditor of Telewest Jersey in respect of a Jersey Scheme Claim including, for the avoidance of doubt, but without double counting in each case, the Depositary, the registered holder of a Jersey Note in definitive registered form and any person who becomes a Definitive Holder by virtue of an exchange of an interest in Jersey Notes held by or on behalf of that person on the Record Date for a Jersey Note in definitive registered form in that person’s name;

Jersey UK Order means the order of the Court which sanctions the Jersey Scheme;

Liability or Liabilities means any debt, liability or obligation whatsoever whether it is present, future, prospective or contingent, whether or not its amount is fixed or undetermined, whether or not it involves the payment of money or the performance of an act or obligation and whether it arises at common law, in equity or by statute, in England and Wales, Jersey or in any other jurisdiction, or in any other manner whatsoever, but such expression does not include any liability which is barred by statute or is otherwise unenforceable or arises under a contract which is void or, being voidable, has been duly avoided;

Liberty Media means Liberty Media Corporation, a Delaware corporation;

New Shares means 245,000,000 new shares of common stock, par value $0.01 per share of New Telewest, or such other number of New Shares representing 100 per cent. (less one share) of the issued share capital of New Telewest as is authorised pursuant to the Scheme;

New Telewest means Telewest Global, Inc., a Delaware corporation;

Notes means the Company Notes and the Jersey Notes and any of them as the context requires;

Record Date means [30 April] 2004;

Registrar of Companies means the registrar of companies within the meaning of the Act;

Released Parties means (i) Neil Smith; (ii) John Malone; (iii) Liberty TWSTY Bonds, Inc.; (iv) Liberty Media International, Inc.; (v) Liberty UK Holdings, Inc.; (vi) Liberty UK, Inc.; (vii) IDT Corporation; (viii) IDT Venture Capital, Inc.; (ix) IDT UK Cable Inc. (formerly known as Microsoft UK Cable, Inc.); (x) IDT Cable Partnership Holdings, Inc. (formerly known as Microsoft Cable Partnership Holdings, Inc.); (xi) Liberty Flex Holdings; (xii) Liberty TWSTY Holdings, Inc.; (xiii) Liberty International B-LL-C; and (xiv) Microsoft Corporation;

Scheme means the scheme of arrangement entered into between the Company and Scheme Creditors and sanctioned by the Court;

Scheme Claim means any claim in respect of any Liability of the Company to any person arising directly or indirectly in relation to or arising out of or in connection with all or any of the Company Indentures, the Company Notes, the Jersey Indenture, the Jersey Notes, the Jersey Intercompany Debt and the Jersey Guarantee Liability, including any Liability of the Company in respect of loss or damage suffered or incurred as a result of in connection with such Liability in each case arising as at the Record Date or after that date by reason of a Liability incurred before that date (including, for the avoidance of doubt, any interest accruing on or accretions arising in respect of such claims after the Record Date);

Scheme Creditors means, as at the Record Date, a creditor of the Company in respect of a Scheme Claim including, for the avoidance of doubt, but without double counting in each case, the Depositary, the registered holder of a Company Note or a Jersey Note (other than a Eurobell Note) in definitive registered form and any person who becomes a Definitive Holder by virtue of an exchange of an interest in the Notes held by or on behalf of that person on the Record Date for a Note in definitive registered form in that person’s name;

Senior Secured Credit Facility Agreement means the agreement dated 16 March 2001 for credit facilities of £2 billion together with an institutional facility of up to £250 million made between, inter alia, TCN and the Senior Lenders (as defined therein);

TCN means Telewest Communications Networks Limited, a company incorporated in England and Wales with registered number 3071086;

Telewest UK means Telewest UK Limited, a company incorporated in England and Wales with registered number 4925679; and

W. R. Huff means W. R. Huff Asset Management Co., L.L.C..

1.2	In this Deed, unless the context otherwise requires or expressly provides:

(a)	references to any clause, without further designation, unless the context otherwise requires, shall be construed as a reference to the clause of this Deed so numbered;

(b)	section headings and the front cover of this Deed are for convenience only and shall not be taken into account in the interpretation of this Deed;

(c)	reference to any act, statute or statutory provision shall include a reference to that provision as amended, re-enacted or replaced from time to time whether before or after the date of this Deed and any former statutory provision replaced (with or without modification) by the provision referred to;

(d)	words importing the plural shall include the singular and vice versa; and

(e)	reference to a person includes a reference to any body corporate, unincorporated association or partnership and to that person’s legal personal representatives or successors.

2.	WAIVER, RELEASE AND CONFIRMATION

2.1	The Scheme Creditors and the Jersey Scheme Creditors hereby irrevocably and unconditionally waive, on their own behalf and on behalf of any person to whom they may have transferred Notes after the Record Date, in each case to the extent permitted as a matter of law, each and every Claim which they or any of them have or may have against any or all of:

(a)	the Company;

(b)	the Affiliates;

(c)	New Telewest;

(d)	Telewest UK;

(e)	the Directors and Former Directors;

(f)	the Released Parties;

(g)	the Bondholder Committee;

(h)	W.R. Huff;

(i)	Liberty Media;

(j)	the Indenture Trustee; and

(k)	the Advisers,

in relation to or arising out of or in connection with the Notes, the Company Indentures, the Jersey Indenture, the Jersey Guarantee Liability and the Jersey Intercompany Debt and/or the implementation of the Scheme, the Jersey Scheme and/or the Financial Restructuring.

2.2	The Scheme Creditors and Jersey Scheme Creditors hereby irrevocably and unconditionally release on their own behalf and on behalf of any person to whom they may have transferred Notes after the Record Date, in each case to the extent permitted as a matter of law, each and all of:

(a)	the Company;

(b)	the Affiliates;

(c)	New Telewest;

(d)	Telewest UK;

(e)	the Directors and Former Directors;

(f)	the Released Parties;

(g)	the Bondholder Committee;

(h)	W.R. Huff;

(i)	Liberty Media;

(j)	the Indenture Trustee; and

(k)	the Advisers,

from each and every Liability which they or any of them may have to a Scheme Creditor, a Jersey Scheme Creditor or any person to whom they may have transferred Notes after the Record Date in relation to, in connection with or in any way arising out of the Notes or otherwise by virtue of such a person’s holding of Notes, the Company Indentures, the Jersey Indenture, the Jersey Guarantee Liability, the Jersey Intercompany Debt and/or the implementation of the Scheme, the Jersey Scheme and/or the Financial Restructuring.

2.3	The Scheme Creditors and the Jersey Scheme Creditors hereby acknowledge that their right to receive New Shares in accordance with the provisions of the Scheme and/or the Jersey Scheme is accepted in full and final settlement of all Claims and Liabilities waived and released pursuant to this Deed.

3.	FURTHER ASSURANCE

Each party shall at its own cost do and execute or procure to be done and executed all necessary acts, deeds, documents and things reasonably within its power to give effect to this Deed.

4.	CONFLICT

This Deed is expressly intended to supplement the obligations set out in the Scheme and the Jersey Scheme in relation to the releases to be given thereunder. If at any time there shall be any conflict between the provisions of this Deed and the provisions of the Scheme or the Jersey Scheme, the provisions of the Scheme and/or the Jersey Scheme shall prevail.

5.	THIRD PARTIES

Subject to the Company and the Affiliates, Telewest Jersey, the Directors and the Former Directors, the Released Parties, the Bondholder Committee, W. R. Huff, Liberty Media, Telewest UK, New Telewest, the Indenture Trustee and the Advisers being able to enforce the waivers and releases in Clauses 2.1 and 2.2 respectively, a person who is not a party to this Deed shall have no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

6.	GOVERNING LAW

This Deed shall be governed by and construed in accordance with English law.

IN WITNESS of which this Deed has been duly executed and delivered on the date first appearing on this Deed.

SIGNED and DELIVERED as)

a deed by and on its own behalf )

by TELEWEST COMMUNICATIONS PLC )

SIGNED and DELIVERED as )

a deed by and on its own behalf )

by TELEWEST FINANCE (JERSEY) LIMITED)

SIGNED and DELIVERED as )

a deed by each Scheme Creditor by its )

duly appointed agent )

SIGNED and DELIVERED as )

a deed by each Jersey Scheme Creditor )

by its duly appointed agent )

APPENDIX 2: FORM OF CLAIM FORM FOR JERSEY SCHEME

SCHEMES OF ARRANGEMENT

UNDER SECTION 425 OF THE COMPANIES ACT 1985

and

UNDER ARTICLE 125 OF THE COMPANIES (JERSEY) LAW 1991

in respect of

TELEWEST FINANCE (JERSEY) LIMITED

CLAIM FORM

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

THIS CLAIM FORM IS TO BE COMPLETED BY ALL JERSEY SCHEME CREDITORS OTHER THAN JERSEY BONDHOLDERS IN RESPECT OF THEIR JERSEY SCHEME CLAIMS ARISING OUT OF PRINCIPAL AND INTEREST DIRECTLY UNDER THE JERSEY NOTES HELD, AS AT THE RECORD DATE, IN THE CLEARING SYSTEMS.

Jersey Scheme Creditors with Ancillary Claims must have duly notified Telewest Jersey of such Jersey Scheme Claim prior to the Bar Date. The indicative date of the Bar Date is [16 July] 2004, and should this date change it will be notified to Jersey Scheme Creditors by announcement on a Regulatory Information Service and on Telewest’s website at www.telewest.co.uk. In the event that Jersey Scheme Creditors with Ancillary Claims do not duly notify Jersey prior to the Bar Date, their Ancillary Claims will be compromised and they will not be entitled to receive any consideration whatsoever.

JERSEY BONDHOLDERS DO NOT NEED TO COMPLETE A CLAIM FORM IN RESPECT OF JERSEY SCHEME CLAIMS ARISING OUT OF PRINCIPAL AND INTEREST DIRECTLY UNDER JERSEY NOTES HELD, AS AT THE RECORD DATE, IN THE CLEARING SYSTEMS.

Before completing and executing this Claim Form you should read the instructions below and the notes set out at the end of this Claim Form. If the Claim Form is not completed and executed in accordance with the instructions in the notes, you may not be eligible to receive your entitlement under the Jersey Scheme.

If you have any questions relating to the completion of this document, please contact the Escrow Agent at the address and telephone number set out below during normal UK business hours. If you require further copies of this document, the Explanatory Statement, the Listing Particulars or relevant Form of Proxy referred to below, please contact Innisfree on 877 750 2689 (toll free from the US), 0800 917 2009 (toll free from the UK) or +1 412 209 1704 (from outside the US or the UK) or refer to Telewest’s website (www.telewest.co.uk.).

This Claim Form is to be read in conjunction with the Explanatory Statement dated • 2004 and the relevant Scheme document in connection with the Financial Restructuring. The definitions contained in the Explanatory Statement apply in this Claim Form. This Claim Form is governed by, and shall be construed in accordance with, English law.

Instructions for completion and return of this Claim Form:

1.	Detailed instructions regarding completion of this Claim Form are set out at the end of this document.

2.	If you have requested that your Share Entitlement is issued into a DTC account, you must make sure that your DTC Participant has been advised to accept the Share Entitlement into the relevant DTC account.

3.	If Jersey Scheme Creditors are unable to make all of the representations and undertakings set out in Box 4 of this Claim Form, their Claim Form will be rejected.

4.	Escrow Agent details for return of Claim Forms and queries:

Contact: Trevor Blewer

Corporate Trust Administration

The Bank of New York

One Canada Square

London E14 5AL

Tel:  +44-20-7964-5977

Fax:  +44-20-7964-4895

5.	Holders of definitive registered certificates of Jersey Notes (other than those issued pursuant to the mechanism described at paragraph 2 of Part III of the Explanatory Statement) must tender the original certificates representing such Jersey Notes with their duly completed Claim Form.

Agreement of Claim Forms:

1.	In the event that the validity of a Jersey Notified Scheme Claim (or part thereof) and/or the amount of a Jersey Scheme Creditor’s Jersey Notified Scheme Claim (as included on the Claim Form) has not been agreed by Telewest Jersey on or before the Adjudication Reference Date, Telewest Jersey may refer the dispute to the Independent Adjudicator, whose determination of the issue will, to the extent permitted by law, be final and binding on Telewest Jersey and the relevant Jersey Notified Scheme Creditor.

2.	In order that Share Entitlements are transferred to the Jersey Scheme Creditor as soon as practicable after the Bar Date (provided the relevant Jersey Notified Scheme Claim is agreed), Jersey Scheme Creditors should ensure that the Claim Form is received by the Escrow Agent [at least 14 days] before the Jersey Bar Date. Claim Forms returned after the Jersey Effective Date will still be accepted by the Escrow Agent and the Jersey Scheme Creditor will still be entitled to its Share Entitlement once such Jersey Notified Scheme Claim has been agreed by Telewest Jersey.

3.	On the date falling six years after the Jersey Effective Date (or, to the extent that any Jersey Notified Scheme Claims are at that time in the process of being determined by the Independent Adjudicator, on the date of final determination of such Jersey Scheme Claim by the Independent Adjudicator) any New Shares or cash remaining in escrow and not attributable to any Jersey Agreed Scheme Claim, and in relation to which the Escrow Agent has not received any valid delivery instructions will be sold, by the Escrow Agent, on the Open Market and the Net Proceeds of Sale will be transferred to the NSPCC.

1	FULL NAME AND ADDRESS OF JERSEY SCHEME CREDITOR	(BOX 1)

Jersey Scheme Creditor Name:

Contact Name with respect to this Claim Form:

Contact Telephone Number:

E-mail:

Full Contact Address:

2	JERSEY SCHEME CLAIM	(BOX 2)

If you hold Jersey Notes other than through one of DTC, Euroclear or Clearstream please contact the Escrow Agent. All other Jersey Scheme Claims, please provide details below:

Jersey Ancillary Claim (Please complete sections (i) to (iv) and use a continuation sheet if necessary):

(i)	Please provide description of the nature of your Jersey Ancillary Claim and how it arose:

(ii)	The value at which, and the dates on which, the Notes on which your Ancillary Claim is based were bought and sold:

(iii)	Maximum Amount (stating currency):

(iv)	The legal basis of liability of Telewest Jersey:

3	SETTLEMENT	(BOX 3)

PLEASE COMPLETE EITHER A OR B AND EITHER C OR D.

CHECK A OR B, AND PROVIDE DETAILS OF THE FORM AND MANNER OF THE DISTRIBUTION OF NEW SHARES:

(A)	CERTIFICATED FORM

☐ In certificated form as directed immediately below (check one box):

☐ to the Jersey Scheme Creditor at the address shown in Box 1

OR

☐ to the Jersey Scheme Creditor’s Nominated Recipient indicated below:

Name of Nominated Recipient:

Telephone Number of Nominated Recipient:

Name to be entered on the Register of Members:

Full address of Nominated Recipient:

OR

(B)	DTC ACCOUNT

☐ CreditShare Entitlement to the following DTC Account (details of Jersey Scheme Creditor’s or its Nominated Recipient’s account to be provided. If necessary, continue on a separate sheet):

DTC Account Name:

DTC ID:

Designation (if any) :

Contact name for settlement:

Contact telephone:

Contact e-mail:

Contact fax number:

PLEASE COMPLETE EITHER C OR D:
Any cash payments will be made either to a US Dollar bank account or sent by cheque to the Jersey Scheme Creditor or its Nominated Recipient

(C) If cash is to be paid direct to a Jersey Scheme Creditor’s or its Nominated Recipient’s account with a bank in the United States, please complete the following:

United States Bank name:

United States Branch address:

United States Sort code:

United States SWIFT Address:

US Dollar Account name:

US Dollar Account number:

OR

(D) If cash is to be paid by cheque and sent to the Jersey Scheme Creditor or its Nominated Recipient by ordinary mail at the Jersey Scheme Creditor’s own risk, please complete the following:

Payee:

Address to which cheque should be sent:

4	REPRESENTATIONS AND UNDERTAKINGS (BOX 4)

The Jersey Scheme Creditor represents and undertakes as follows:

(1)    If a body corporate, the Jersey Scheme Creditor is duly organised, validly existing and in good standing under the laws of the jurisdiction of its organisation and has full power and authority to execute this Claim Form.

(2)    The execution and delivery of this Claim Form and the fulfilment of the obligations in connection with the Jersey Scheme do not and will not: (1) violate any law or regulation of the jurisdiction under which the Jersey Scheme Creditor exists; (2) violate any other law or regulation applicable to it; or (3) constitute a breach or default of any provision of any document under which, if a body corporate, the Jersey Scheme Creditor is organised, or any other agreement to which it is a signatory or by which it is bound, or to which any of its assets is subject.

(3)    This Claim Form has been duly executed and delivered by the Jersey Scheme Creditor and constitutes its legal, valid and binding obligation, enforceable against it in accordance with the terms hereof, subject to the general principles of equity and any applicable bankruptcy, insolvency, reorganisation or similar law in any jurisdiction affecting creditors’ rights generally.

(4)    The Jersey Scheme Creditor has not entered into any prior assignment, sale, participation, grant, conveyance or other transfer of, or any other agreement to assign, sell, participate, grant, convey or otherwise transfer, in whole or in part, any portion of the Jersey Scheme Claim to which this Claim Form relates or any interest therein, and has good title to make the Jersey Scheme Claim to which this Claim Form relates, free and clear of all liens, claims, security interest and other encumbrances of any kind save as mentioned in this Claim Form.

(5)    The Jersey Scheme Creditor is a sophisticated person with respect to the arrangements contemplated by the Jersey Scheme and has adequate information concerning the Jersey Scheme Claim, and the business and financial condition of Telewest and Telewest Jersey to make an informed decision regarding the Jersey Scheme and the entitlements to be received under the Schemes in exchange for cancellation of the Jersey Scheme Claim.

(6)    The Jersey Scheme Creditor understands that the entitlements to be received in exchange for the cancellation of a Jersey Scheme Claim pursuant to the Jersey Scheme have not been and may not be offered or sold within the USA except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

5	EXECUTION		(BOX 5)

PLEASE SEE NOTES AT THE BACK OF THIS CLAIM FORM REGARDING EVIDENCE TO BE ATTACHED TO THE CLAIM FORM.

EXECUTE A, B OR C BELOW

(A) Execution by a company incorporated other than in England and Wales (or other entity having its own legal personality)

This Claim Form has been executed on (date)

Executed by the company or other entity named below:

Name of Jersey Scheme Creditor

acting by the person or persons named below, who is or are duly authorised signatories of the company or entity named above under the laws of the territory in which the company or entity is incorporated or established:

Name in full (please print)		Title	Signature

Name in full (please print) (if two signatories are required)		Title	Signature (if two signatories are required)

Territory of incorporation or establishment

(B) Execution by a company incorporated in England and Wales

EITHER (i) IF THE JERSEY SCHEME CREDITOR’S SEAL IS TO BE AFFIXED

This Claim Form has been executed on (date)

Executed by the Jersey Scheme Creditor named below:

Name of Jersey Scheme Creditor		(Affix company seal)

In the presence of the persons named below who are duly authorised to affix the seal of the company named above:

Name in full (please print)	Director/Authorised signatory	Signature

Name in full (please print) (if two signatories are required)	Director/Authorised signatory	Signature (if two signatories are required)

OR (ii) IF THE JERSEY SCHEME CREDITOR’S SEAL IS NOT TO BE AFFIXED

This Claim Form has been executed on

Executed by the Jersey Scheme Creditor named below:

Name of Jersey Scheme Creditor

Acting by the person (or persons) named below of whom is duly authorised on behalf of the Jersey Scheme Creditor named above:

Name in full (please print)	Director/Authorised signatory (delete as applicable)	Signature

Name in full (please print) (if two signatories are required)	Director/Authorised signatory (delete as applicable)	Name in full (please print) (if two signatories are required)

(C) Execution by individuals

This Claim Form has been executed on (date)

Signed:

1.
Name in full (please print)	Signature

2.
Name in full (please print) (if two signatories are required)	Signature (if two signatories are required)

NOTES FOR COMPLETION OF THIS CLAIM FORM

PLEASE FOLLOW THESE NOTES CAREFULLY WHEN COMPLETING THIS CLAIM FORM. ALL BOXES MUST BE COMPLETED AS DESCRIBED IN THESE NOTES.

1	FULL NAME AND ADDRESS OF JERSEY SCHEME CREDITOR (Box 1)

This Box must be completed by the Jersey Scheme Creditor. Please provide all information requested.

2	JERSEY SCHEME CLAIM (Box 2)

The Jersey Scheme Creditor should detail the Jersey Ancillary Claim arising other than under Jersey Notes held through DTC, Euroclear, Clearstream or otherwise. The Jersey Scheme Creditor should provide full details of the Jersey Ancillary Claim and a continuation sheet should be used, if necessary. The Jersey Scheme Creditor should detail the maximum amount of the Jersey Ancillary Claim as at, and including, the Record Date. The amount of a Jersey Ancillary Claim set out in this form cannot be revised upwards at any time after the Bar Date.

In respect of Jersey Ancillary Claims, please ensure you complete all sections (i) to (iv). Failure to complete all sections will mean that the Jersey Ancillary Claim will not be duly notified to Telewest Jersey and you will not be eligible to receive any entitlement under the Scheme.

If you are notifying Telewest Jersey of a Jersey Ancillary Claim for an amount greater than the amount of principal of and interest that has accrued and remains unpaid on the relevant Jersey Notes, you must also supply a memorandum which gives particulars of the facts on which you rely and identifies the legal basis for the Jersey Ancillary Claim and its quantum. If such memorandum is not supplied prior to the Bar Date, the relevant Jersey Ancillary Claim will be deemed notified to Telewest in an amount equal to the amount of the principal of and interest that, as at the Record Date, has accrued and remains unpaid on the relevant Jersey Notes.

If the Jersey Scheme Claim arises under Jersey Notes held other than through one of DTC, Euroclear or Clearstream, please contact the Escrow Agent.

3	SETTLEMENT(Box 3)

Box 3 must be completed by the Jersey Scheme Creditor. Provide details of whether all or part of the Share Entitlement is to be held in certificated form or transferred to a DTC account. The Jersey Scheme Creditor may elect whether the Share Entitlement is to be transferred to itself or to one or more Nominated Recipients, by completing (A) or (B) of Box 3 as appropriate. If the Share Entitlement is to be divided between more than one Nominated Recipient, full details of each Nominated Recipient and, if appropriate, their DTC account and contact details for settlement should be provided on a separate sheet.

Either sections (C) or (D) should be completed by all Jersey Scheme Creditors. Jersey Scheme Creditors should complete details of how they wish to receive any cash distributions in either section (C) or (D).

Insert in section (C) of Box 3 the United States bank account details of the Jersey Scheme Creditor to which any cash forming part of the Net Proceeds of Sale should be credited. If the Jersey Scheme Creditor wishes to receive payment by cheque, the account details section should be left blank and the cheque payee and address details at section (D) should be completed instead. Cheques will be sent by ordinary uninsured mail at the risk of the recipient.

4	REPRESENTATIONS AND UNDERTAKINGS (Box 4)

Please read Box 4 carefully. If Box 4 is amended in any way, this Claim Form will be invalid. If the representations and undertakings cannot be made, please contact the Escrow Agent.

5	EXECUTION(Box 5)

Box 5 must be signed by each person who is named as a Jersey Scheme Creditor as explained below.

Insert the date on which this Claim Form is executed. This date must be the date on which the person who signs the Claim Form actually does so. Where more than one person signs the Claim Form, the date inserted should be the date on which the last person to sign the Claim Form actually does so.

As described in the notes below, in most cases evidence of the authority of the signatory(ies) to execute this Claim Form needs to be submitted with the Claim Form.

Companies not incorporated in England and Wales (and partnerships or other entities which have a separate legal personality):

Where a Jersey Scheme Creditor signing and executing Box 5 is a company which is not incorporated in England and Wales (or a partnership or other entity which has a separate legal personality from its partners or members), then section (A) must be signed and completed on behalf of that company, partnership or other entity by a person or persons duly authorised by that company, partnership or other entity in accordance with the laws of the territory in which that company, partnership or other entity is incorporated or established. The territory of incorporation or establishment must be inserted.

The person(s) signing on behalf of the company, partnership or other entity must submit evidence of their authority to sign as described in the notes below.

Companies incorporated in England and Wales:

Where a person signing and executing Box 5 is a company incorporated in England and Wales, then section (B) must be executed as follows. Either:

(1) that company’s seal may be affixed in accordance with the company’s articles of association. The person(s) witnessing the affixing of the seal must also complete and sign Box 5 where indicated; or

(2) authorised signatories of the company may sign Box 5 on behalf of that company.

In either case, the persons signing on behalf of the company must specify their position in that company and must submit the evidence of their authority to sign as described in the notes below.

Partnerships established in England and Wales (and other partnerships or other entities which do not have a separate legal personality):

Where a Jersey Scheme Creditor signing and executing Box 5 is a partnership established in England and Wales (or another partnership or other entity which does not have a separate legal personality from its partners or members), the partnership (or other entity) should sign through one of its partners (or other representatives). If the signing partner (or other representative) is an individual, he should complete section (C) as an individual. If the signing partner (or other representative) is a company or other entity, the applicable section should be completed in the manner described above in these notes.

The person(s) signing on behalf of the partnership (or other entity) must submit evidence of their authority to sign as described in the notes below.

Individuals:

Where a Jersey Scheme Creditor is an individual or individuals, that person or persons must sign and complete Box 5, section (C).

Individuals:

If the person signing in section (C) as an individual is a Jersey Scheme Creditor who is not holding a Jersey Scheme Claim solely for his own account (for example, if he holds that Jersey Scheme Claim as a trustee, executor or personal representative or a partner in a partnership), evidence of his authority to sign the Claim Form must be submitted as described in the notes below.

Even where an attorney has been appointed to sign the Claim Form in Box 5 on behalf of a Jersey Scheme Creditor, the Jersey Scheme Creditor must be named in Box 1.

In all cases, the attorney must submit evidence of his, her or its authority to sign as described in the notes below.

Powers of attorney:

This note applies if a person named as Jersey Scheme Creditor in Box 1 has appointed someone else to execute the Claim Form on his, her or its behalf under a power of attorney. If the attorney so appointed is an individual, he or she must (i) sign and complete section (C) as an individual in the presence of a witness, as described above under “Individuals”, and (ii) when he or she prints his or her name in section (C), also write the words “as attorney for X”, X being the name of the Telewest Scheme Creditor who has granted the power of attorney. If the attorney so appointed is a company or a Jersey or other entity having its own legal personality, then (i) section (A) or, as appropriate, section (B) must be completed and signed in the manner described above, and (ii) when the name of the company (or other entity) is inserted in section (A) or (B), the words “as attorney for X” must be inserted, X being the name of the Jersey Scheme Creditor who has granted the power of attorney.

Even where an attorney has been appointed to sign the Claim Form in Box 5 on behalf of a Jersey Scheme Creditor, the Jersey Scheme Creditor must be named in Box 1.

In all cases, the attorney must submit evidence of his, her or its authority to sign as described in the notes below.

Evidence to be submitted:

In all cases other than where an individual who signs the Claim Forms is claiming as a Jersey Scheme Creditor solely for his own account, evidence of the authority of the signatory(ies) to execute the Claim Form on behalf of the Jersey Scheme Creditor must be submitted with the Claim Form.

Where the Jersey Scheme Creditor (or the person signing the Claim Form on behalf of the Jersey Scheme Creditor) is a company, partnership or other entity, this evidence must consist of:

(i)     copies of, or extracts from, the company, partnership or entity’s constitutional documents (such as articles of association or partnership agreement) indicating which officers or bodies of the company, partnership or entity are authorised to execute documents, or have the capacity to delegate authority to execute documents, on behalf of that company; and

(ii)    copies of, or extracts from, minutes or resolutions of the appropriate officers or bodies of the company, partnership or entity, evidencing that such authority has been delegated to the person(s) completing and signing the Claim Form on behalf of that company, partnership or entity.

For other individuals (such as personal representatives or executors) this evidence should show that the relevant individual is authorised to sign the Claim Form.

Where a Jersey Scheme Creditor has appointed an attorney, a copy of the power of attorney must be submitted with the Claim Form, together with any other evidence of authority required to be submitted as described in the notes above. The power of attorney must authorise the attorney to execute this Claim Form. If the power of attorney has been granted under English law, that power of attorney must be executed as a deed.

Corrections and amendments:

If, in completing this Claim Form, any corrections or amendments, however minor, are made, each person who signs in Box 5 must also sign his or her initials next to each correction or amendment. No amendment may be made to the wording in Box 4.

APPENDIX 3: NOTICE OF JERSEY MEETING

No. [    ] of 2004

IN THE HIGH COURT OF JUSTICE

CHANCERY DIVISION

COMPANIES COURT

AND

IN THE ROYAL COURT OF THE ISLAND OF JERSEY

(SAMEDI DIVISION)

IN THE MATTER OF TELEWEST FINANCE (JERSEY) LIMITED

AND

IN THE MATTER OF THE COMPANIES ACT 1985

IN THE MATTER OF TELEWEST FINANCE (JERSEY) LIMITED

AND

IN THE MATTER OF THE COMPANIES (JERSEY) LAW 1991

NOTICE IS HEREBY GIVEN that by an Order dated [22 April] 2004 in the above matters made by the High Court of Justice of England and Wales and by an Act dated [23 April] 2004 made by the Royal Court of the Island of Jersey (the Courts), the Courts have directed that a meeting (the Jersey Meeting) be convened of the Jersey Scheme Creditors (as defined in the Explanatory Statement referred to below (and, generally, being a person having a claim against the aforementioned company (Telewest Jersey) arising under or in connection with notes issued by Telewest Jersey, a guarantee by Telewest Communications plc (Telewest) of notes issued by Telewest Jersey and an intercompany loan made by Telewest Jersey)) for the purpose of considering and, if thought fit, approving (with or without modification) Schemes of Arrangement proposed to be made between Telewest Jersey and the Jersey Scheme Creditors (the Jersey Scheme) under Section 425 of the Companies Act 1985 and under Article 125 of the Companies (Jersey) Law 1991. The Jersey Meeting will be held in London on [1 June] 2004 at [10.00] a.m. or such later date (not being later than [15 June] 2004) as the board of Telewest Jersey may decide at The Lincoln’s Centre, 18 Lincoln’s Inn Fields, London WC2A 3ED or such other venue as the board of Telewest Jersey may decide at which place and time all the Jersey Scheme Creditors are requested to attend either in person or by proxy. Registration will commence at • a.m. London time.

Jersey Scheme Creditors may vote in person at the Jersey Meeting or they may appoint another person, whether a Jersey Scheme Creditor or not, as their proxy to attend and vote in their place. Jersey Scheme Creditors are requested to submit their form of proxy in accordance with the details set out in the form of proxy included with the Explanatory Statement.

Jersey Bondholders who are beneficial owners of the relevant notes of Telewest Jersey held through the Depository Trust Company (DTC) or through Euroclear or Clearstream are requested to submit their form of proxy to their relevant DTC, Euroclear or Clearstream participant in accordance with the instructions in the Explanatory Statement.

The text of the Scheme document and of the Explanatory Statement required to be furnished pursuant to Section 426 of the Companies Act 1985 and Article 126 of the Companies (Jersey) Law 1991 are incorporated in the Explanatory Statement of which this notice forms a part. Additional copies of such Explanatory Statement are available to Jersey Scheme Creditors on request by contacting Innisfree M&A Incorporated on 877 750 2689 (from the US), 0800 917 2009 (from the UK) or +1 412 209 1704 (from outside the US). A blank form of proxy is enclosed with the Explanatory Statement and further copies can be obtained from the Telewest website (www.telewest.co.uk).

It is requested that forms of proxy be lodged with Telewest Jersey, c/o Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, NY 10022 by no later than [7.00 p.m.] (prevailing Eastern Time) on [27 May] 2004, but if forms are not so lodged they may be accepted at the discretion of the Chairman at any time prior to the Jersey Meeting.

By the Order and Act, the Courts have appointed Mr Anthony Stenham, or failing him Mr Stephen Cook, to act as Chairman of the Jersey Meeting and have directed the Chairman to report the results thereof to the respective Courts.

The Jersey Scheme will be subject to the subsequent sanction of the Courts. All Jersey Scheme Creditors are entitled to attend the court hearings for sanction in person or by counsel to support or oppose the sanction of the Jersey Scheme. The hearings are expected to take place at the Royal Courts of Justice and the Royal Court of the Island of Jersey in the week commencing [14 June] 2004. The exact date of such hearing will be announced on a Regulatory Information Service and on Telewest’s website at least two business days in advance of such hearings.

DATED •• 2004

Telewest Finance (Jersey) Limited

Whiteley Chambers

Don Street

St Helier

Jersey

Channel Islands

SCHEDULE 3: CALCULATION OF THE TOTAL AMOUNT OF KNOWN SCHEME CLAIMS FOR DISTRIBUTION PURPOSES

As described below, with the exception of the Jersey Intercompany Debt and the Jersey Guarantee Liability, the Total Amount for each Known Scheme Creditor in respect of its Known Scheme Claims will be the sum of the face amount of the Notes it holds, each adjusted to take account of the interest that has accrued on the Notes (excluding the Accreting Notes) or the accreted principal amount of the Accreting Notes, as at the Record Date. In this way, each creditor’s Total Amount accurately reflects the value of its interest as at the Record Date in all of the debts which comprise the Known Scheme Claims.

As some of the Known Scheme Claims are denominated in Sterling and some in Dollars, to calculate each Total Amount Telewest and Telewest Jersey will convert all Scheme Claims denominated in Sterling into Dollars at a rate of $[••]/£1.00.

Telewest and Telewest Jersey the calculate the Total Amount of each Known Scheme Claim by reference to the table set out below. While Telewest and Telewest Jersey will perform all calculations in Dollars, for convenience only, the table allows the Total Amount to be calculated in either Dollars or Sterling (each in millions). All references in this Explanatory Statement to Total Amounts refer to such amounts expressed in Dollars.

(a) Debt	Currency of Debt (b)	Total Principal Amount (c)	$ Conversion Factor (d)		£ Conversion Factor (e)		Accrued Interest Multiplier (f)	Total Amount of Debt (in $) (g = cxdxf)		Total Amount of Debt (in £) (g = cxexf)
9.625% Senior Debentures due 2006		$$300.00	1.00000		[	]	1.220	366		[	]

5.25% Senior Convertible Notes due 2007		££299.50	[	]	1.00000		1.092	[	]	327

11% Senior Discount Debentures due 2007		$$1,536.41	1.00000		[	]	1.254	1,926		[	]

11.25% Senior Notes due 2008		$$350.00	1.00000		[	]	1.244	436		[	]

9.25% Senior Discount Notes due 2009		$$500.00	1.00000		[	]	1.004	502		[	]

9.875% Senior Discount Notes due 2009		££325.00	[	]	1.00000		1.004	[	]	326

9.875% Senior Notes due 2010		$$350.00	1.00000		[	]	1.184	414		[	]

11.375% Senior Discount Notes due 2010		$$450.00	1.00000		[	]	0.920	414		[	]

9.875% Senior Notes due 2010		££180.00	[	]	1.00000		1.184	[	]	213

Eurobell Accreting Notes due 2003		££293.60	[	]	1.00000		1.000	[	]	294

6% Senior Convertible Notes due 2005 (Jersey claim)		$$500.00	1.00000		[	]	1.113	557		[	]

Intercompany Debt		$$500.00	1.00000		[	]	1.113	557		[	]

A Known Scheme Creditor’s Total Amount in respect of its Known Scheme Claims is the aggregate of the Principal Amount of each of the debts held by it listed in column (a) of the table set out above, each as multiplied by the currency conversion factor listed in column (d) of the same row, multiplied by the accrued interest multiplier of that Principal Amount set out in column (f) of the same row.

For each Telewest Known Scheme Claim, the multiplier has been set so that the Total Amount (converted into Dollars/Sterling at a conversion rate of $[••]/£1.00 where appropriate) is equal to the following:

(i)	in respect of a Telewest Known Scheme Creditor whose Telewest Known Scheme Claim arises under the Accreting Notes, the accreted value of such Accreting Notes held by it on the Record Date, each as determined in accordance with provisions of the relevant Accreting Notes or the relevant Indenture;

(ii)	in respect of a Telewest Known Scheme Creditor whose Telewest Known Scheme Claim arises under any other Company Notes, the aggregate of the Principal Amounts and Interest Amounts due under the Company Notes held by it on the Record Date;

(iii)	in respect of Telewest Jersey, the aggregate of the Principal Amount and Interest Amount due under the Jersey Notes outstanding and in issue on the Record Date; and

(iv)	in respect of a Telewest Known Scheme Creditor whose Telewest Known Scheme Claim arises under the Jersey Guarantee Liability, the aggregate of the Principal Amount and Interest Amount due under the Jersey Notes held by it on the Record Date.

For each Jersey Known Scheme Claim, the multiplier has been set so that the Total Amount is equal to the aggregate of the Principal Amounts and Interest Amounts due under the Jersey Notes held by each Jersey Known Scheme Creditor on the Record Date.

Interest Amounts

No Interest Amounts will be allowed in respect of Known Scheme Claims arising under the Accreting Notes (which do not (on their terms) accrue interest). However, the multiplier takes account of accretion on a daily basis up to but not including the Record Date.

Every other Known Scheme Creditor’s Interest Amount will be the amount calculated as equal to the interest (if any) and default interest (if any) which has accrued on but not been paid up to (but not including) the Record Date in respect of each Liability comprised in the calculation of that Known Scheme Creditor’s Principal Amount at the rate or rates at which interest accrues under the applicable provisions of the relevant instrument or agreement (if any) relating to such Liability.

The amounts of interest and default interest (if any) in respect of Known Scheme Claims will be calculated on a daily basis for the number of days elapsed from the last day in relation to which interest was paid in respect of such Liability up to (but not including) the Record Date and, unless the instrument or agreement constituting such Liability otherwise provides, computed on the basis of a 360 day year and compounded at such time or times as is provided in the relevant instrument or agreement. No interest accruing after the Record Date will be included in the calculation of a Known Scheme Creditor’s Interest Amount.

Calculation of Multipliers

Notes issued pursuant to an Indenture dated 3 October 1995 between the Company and The Bank of New York as trustee relating to the 9.625 per cent. senior debentures due 2006

Aggregate face value of Notes = $300,000,000

Interest, payable at a rate of 9.625 per cent., has accrued and is unpaid since 1 April 2002. The aggregate interest due is $60,076,042. Default interest, payable at a rate of 11.625 per cent., has accrued and is unpaid since 1 October 2002. The aggregate default interest due is $5,822,832. Therefore, aggregate interest amount due under these Notes is $65,898,874.

Multiplier = (aggregate face value + aggregate interest amount)

                                    aggregate face value

Multiplier = (300,000,000 + $65,898,874) = 1.220

                                   300,000,000

Notes issued pursuant to an Indenture dated 19 February 1999 between the Company and The Bank of New York as trustee relating to the 5.25 per cent. senior convertible notes due 2007

Aggregate face value of Notes = £299,500,000

Interest, payable at a rate of 5.25 per cent., has accrued and is unpaid since 19 August 2002. The aggregate interest due is £26,686,698. Default interest, payable at a rate of 5.25 per cent., has accrued and is unpaid since 19 February 2003. The aggregate default interest due is £875,216. Therefore, aggregate interest amount due under these Notes is £27,561,914.

Multiplier = (aggregate face value + aggregate interest amount)

                                    aggregate face value

Multiplier = (299,500,000 + £27,561,914)= 1.092

                                   299,500,000

Notes issued pursuant to an Indenture dated 3 October 1995 between the Company and The Bank of New York as trustee relating to the 11 per cent. senior discount debentures due 2007

Aggregate face value of Notes = $1,536,413,000

Interest, payable at a rate of 11 per cent., has accrued and is unpaid since 1 April 2002. The aggregate interest due is $351,625,186. Default interest, payable at a rate of 13 per cent., has accrued and is unpaid since 1 October 2002. The aggregate default interest due is $38,307,408. Therefore, aggregate interest amount due under these Notes is $389,932,594.

Multiplier = (aggregate face value + aggregate interest amount)

                                    aggregate face value

Multiplier = (1,536,413,000 + $389,932,594) = 1.254

                                   1,536,413,000

Notes issued pursuant to an Indenture dated 9 November 1998 between the Company and The Bank of New York as trustee relating to the 11.25 per cent. senior notes due 2008

Aggregate face value of Notes = $350,000,000

Interest, payable at a rate of 11.25 per cent., has accrued and is unpaid since 1 May 2002. The aggregate interest due is $78,640,625. Default interest, payable at a rate of 11.25 per cent., has accrued and is unpaid since 1 November 2002. The aggregate default interest due is $6,877,690. Therefore, aggregate interest amount due under these Notes is $85,518,315.

Multiplier = (aggregate face value + aggregate interest amount)

                                    aggregate face value

Multiplier =	(350,000,000 + $85,518,315) = 1.244
350,000,000

Notes issued pursuant to an Indenture dated 15 April 1999 between the Company and The Bank of New York as trustee relating to the 9.25 per cent. dollar senior discount notes due 2009

Aggregate face value of Notes = $500,000,000

The aggregate accreted value of the Notes on the last interest payment date (15 April 2004) was $500,000,000. The aggregate accreted value is •, being $501,927,083 amortized on a daily basis and compounded semi-annually at the rate of 9.25 per cent. per annum from 15 April 2004 in accordance with the terms of the Indenture.

Multiplier =	(aggregate accreted value at last interest payment date) + accreted value since last interest payment aggregate face value

Multiplier =	(500,000,000 + 1,927,083) = 1.004
500,000,000

Notes issued pursuant to an Indenture dated 15 April 1999 between the Company and The Bank of New York as trustee relating to the 9.875 per cent. sterling senior discount notes due 2009

Aggregate face value of Notes = £325,000,000

The aggregate accreted value of the Notes on the last interest payment date (15 April 2004) was £325,000,000. The aggregate accreted value is •, being £326,337,240 amortized on a daily basis and compounded semi-annually at the rate of 9.875 per cent. per annum from 15 April 2004 in accordance with the terms of the Indenture.

Multiplier =	(aggregate accreted value at last interest payment date) + accreted value since last interest payment aggregate face value

Multiplier =	(325,000,000 + 1,337,240) = 1.004
325,000,000

Notes issued pursuant to an Indenture dated 25 January 2000 between the Company and The Bank of New York as trustee relating to the 9.875 per cent. dollar senior notes due 2010

Aggregate face value of Notes =	$350,000,000

Interest, payable at a rate of 9.875 per cent., has accrued and is unpaid since 1 August 2002. The aggregate interest due is $60,388,368. Default interest, payable at a rate of 9.875 per cent., has accrued and is unpaid since 1 February 2003. The aggregate default interest due is $3,931,108. Therefore, aggregate interest amount due under these Notes is $64,319,476.

Multiplier =	(aggregate face value + aggregate interest amount)
aggregate face value

Multiplier =	(350,000,000 + $64,319,476) = 1.184
350,000,000

Notes issued pursuant to an Indenture dated 25 January 2000 between the Company and The Bank of New York as trustee relating to the 11.375 per cent. dollar senior discount Notes due 2010

Aggregate face value of Notes =	$450,000,000

The aggregate accreted value of the Notes on the last interest payment date (1 February 2004) was $414,199,640. The Notes were issued on 25 January 2000. The aggregate accreted value is •, being $402,870,311 amortized on a daily basis and compounded semi-annually at the rate of 11.375 per cent. per annum from 1 February 2004 in accordance with the terms of the Indenture.

Multiplier =	aggregate accreted value at last interest payment date + accreted value since last interest payment aggregate face value

Multiplier =	(414,199,640 + 11,329,329)= 0.920

402,870,311

Notes issued pursuant to an Indenture dated 25 January 2000 between the Company and The Bank of New York as trustee relating to the 9.875 per cent. sterling senior notes due 2010

Aggregate face value of Notes =	£180,000,000

Interest, payable at a rate of 9.875 per cent., has accrued and is unpaid since 1 August 2002. The aggregate interest due is £31,056,875. Default interest, payable at a rate of 9.875 per cent., has accrued and is unpaid since 1 February 2003. The aggregate default interest due is £2,021,712. Therefore, the aggregate interest amount due under these Notes is £33,078,587.

Multiplier =	(aggregate face value + aggregate interest amount)
aggregate face value

Multiplier =	(180,000,000 + £33,078,587) = 1.184
180,000,000

Eurobell Notes

Aggregate face value of Notes = £293,600,050

The aggregate accreted value of these Notes on or following 1 November 2003 is £293,600,050

Multiplier =	aggregate accreted value
aggregate face value

Multiplier =	293,600,050 = 1
293,600,050

Jersey Intercompany Debt and Jersey Guarantee Liability (for the purposes of the Telewest Scheme only)

Aggregate face value of Notes =	$500,000,000

Interest, payable at a rate of 6 per cent., has accrued and is unpaid on the Jersey Notes since 7 July 2002. The aggregate interest due is $54,416,667. Default interest, payable at a rate of 6 per cent., has accrued and is unpaid since 7 January 2003. The aggregate default interest due is $2,236,679. Therefore, aggregate interest amount due under the Jersey Notes and therefore also in respect of the Jersey Intercompany Debt and the Jersey Guarantee Liability is $56,653,346.

Multiplier =	(aggregate face value + aggregate interest amount)
aggregate face value

Multiplier =	(500,000,000 + $56,653,346) = 1.113
500,000,000

Jersey Notes (for the purposes of the Jersey Scheme only)

Aggregate face value of Notes =	$500,000,000

Interest, payable at a rate of 6 per cent., has accrued and is unpaid since 7 July 2002. The aggregate interest due is $54,416,667. Default interest, payable at a rate of 6 per cent., has accrued and is unpaid since 7 January 2003. The aggregate default interest due is $2,236,679. Therefore, aggregate interest amount due under the Jersey Notes is $56,653,346.

Multiplier =	(aggregate face value + aggregate interest amount)
aggregate face value

Multiplier =	(500,000,000 + $56,653,346) = 1.113
500,000,000

SCHEDULE 4:	CALCULATION OF THE VALUE OF KNOWN SCHEME CLAIMS FOR VOTING PURPOSES

The value of a Known Scheme Claim for voting purposes will be the value of that Known Scheme Claim as at the date of the relevant Meeting.

Telewest and Telewest Jersey will calculate the value of each Known Scheme Creditor’s Known Scheme Claim for voting purposes based on the amounts of each debt identified in their respective Forms of Proxy. The value of a Scheme Claim admitted by Telewest or Telewest Jersey or the Chairman of the relevant Meeting respectively for voting purposes does not (of itself) constitute an admission of the existence or amount of any Liability of that respective company, and will not bind that company or the relevant Scheme Creditor for the purposes of establishing the amount of a Known Scheme Claim for the purposes of calculating a Scheme Creditor’s Total Amount or Share Entitlement under the relevant Scheme. The value of a Known Scheme Claim for voting purposes will be taken net of any applicable set-off or cross-claim.

As described below, with the exception of the Jersey Intercompany Debt and the Jersey Guarantee Liability, the value of each Known Scheme Creditor’s Known Scheme Claim for voting purposes will be the sum of the face amount of the Notes it holds, each adjusted to take account of the interest that has accrued on the Notes (excluding the Accreting Notes) or the accreted principal amount of the Accreting Notes, as at the date of the Meetings.

As some of the Known Scheme Claims are denominated in Sterling and some in Dollars, to calculate the value of each Known Scheme Creditor’s Known Scheme Claim for voting purposes, Telewest and Telewest Jersey will convert all Known Scheme Claims denominated in Sterling into Dollars at the conversion rate reported as the closing mid-point spot rate for the conversion of Sterling into US Dollars, as reported by Bloomberg, L.P., on •• 2004, the trading day immediately preceding the date of the Meetings.

Telewest and Telewest Jersey will make the calculation of the value of each Known Scheme Creditor’s Known Scheme Claim for voting purposes by reference to the table set out below:

(a) Debt	Currency of Debt	Total Principal Amount	Accrued Interest Multiplier(b)
9.625% Senior Debentures due 2006		$$300,000,000	1.230

5.25% Senior Convertible Notes due 2007		££299,500,000	1.097

11% Senior Discount Debentures due 2007		$$1,536,413,000	1.266

11.25% Senior Notes due 2008		$$350,000,000	1.256

9.25% Senior Discount Notes due 2009		$$500,000,000	1.012

9.875% Senior Discount Notes due 2009		££325,000,000	1.013

9.875% Senior Notes due 2010		$$350,000,000	1.194

11.375% Senior Discount Notes due 2010		$$450,000,000	0.929

9.875% Senior Notes due 2010		££180,000,000	1.194

Eurobell Accreting Notes due 2003 (2)		££293,600,050	1.000

6% Senior Convertible Notes due 2005 (Jersey claim)		$$500,000,000	1.119

Intercompany Debt		$$500,000,000	1.119

Total

The value of a Known Scheme Creditor’s Known Scheme Claim for voting purposes is the aggregate of the Principal Amount of each of the debts held by it listed in column (a) of the table set out above, multiplied by the accrued interest multiplier of that Principal Amount set out in column (b) of the same row.

SCHEDULE 5: CONSOLIDATED FINANCIAL STATEMENTS

The following has been extracted, without amendment (except for the page numbers and cross references which have been amended for ease of reference), from New Telewest’s Registration Statement:

“INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Auditor’s Report

to the board of directors and shareholders of Telewest Global, Inc.

We have audited the accompanying consolidated balance sheet of Telewest Global Inc. and Telewest UK Limited as of December 31, 2003 and the related consolidated statement of operations, shareholders’ equity/(deficit) and comprehensive income, and cash flow for the period then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telewest Global, Inc. and Telewest UK Limited as of December 31, 2003 and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/    KPMG Audit Plc

KPMG Audit Plc

March 23, 2004

Consolidated Statement of Operations

for the period November 12, 2003 to December 31, 2003

$

Revenue	—
Operating costs and expenses	(337,655)

Operating loss	(337,655)
Other expenses	—

Loss before income taxes	(337,655)
Income tax	—

Net loss	(337,655)

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheet

period ended December 31, 2003

$

Assets
Other receivables	10

Total assets	10

Liabilities and shareholder’s deficit
Other liabilities	337,655

Total liabilities	337,655

Shareholder’s deficit
Preferred stock—$0.01 par value; authorized 5,000,000 shares, issued none	—
Common stock—$0.01 par value; authorized 1,000,000,000 shares, issued 1	—
Additional paid-in capital	10
Accumulated deficit	(337,655)

Total shareholder’s deficit	(337,645)

Total liabilities and shareholder’s deficit	10

See accompanying notes to the consolidated financial statements.

Consolidated Statement of Cash Flows

for the period November 12, 2003 to December 31, 2003

There were no cash flows in the period and consequently no statement of cash flows has been presented.

See accompanying notes to the consolidated financial statements.

Consolidated Statement of Shareholder’s Equity/(Deficit) and

Comprehensive Income

for the period November 12, 2003 to December 31, 2003

	Common stock $	Additional paid-in capital $	Other comprehensive income $	Accumulated deficit $	Total $

Common stock issued ($0.01 par value)	—	10	—	—	10
Net loss	—	—	—	(337,655)	(337,655)

Balance at December 31, 2003	—	10	—	(337,655)	(337,645)

There was no other comprehensive income in the period November 12, 2003 to December 31, 2003.

See accompanying notes to the financial statements.

Notes to Consolidated Financial Statements

period ended December 31, 2003

1    ORGANIZATION AND HISTORY

Telewest Global, Inc. (“the Company”) was incorporated in the US state of Delaware on November 12, 2003, as a wholly owned subsidiary of Telewest Communications plc. As a result of the planned financial restructuring of Telewest Communications plc and its subsidiaries, the Company is expected to become the ultimate holding company for the operating companies that currently carry on the business of the Telewest group. The Telewest Global, Inc. group has no assets other than shares of Telewest UK Limited, a subsidiary newly formed under the laws of England and Wales. Telewest UK Limited currently has no assets. Neither the Company nor Telewest UK Limited have any operating history.

2    BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

The consolidated financial statements are prepared on a going concern basis, which the directors believe to be appropriate for the following reasons:

Telewest Communications plc currently provides financial support to the Telewest Global, Inc. Group ensuring that liabilities can be met as they fall due. Such financial support will continue until the successful completion of the planned financial restructuring, which will provide for the transfer of the subsidiaries of Telewest Communications plc to Telewest UK Limited.

3    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Company and those of its wholly-owned subsidiary. All significant inter-company accounts and transactions have been eliminated upon consolidation. All acquisitions have been accounted for under the purchase method of accounting.

4    BUSINESS COMBINATIONS

The Company acquired the entire issued share capital of Telewest UK Limited on November 26, 2003, for a deferred consideration of $2. The acquisition has been accounted for using the purchase method of accounting. No goodwill arose on the acquisition.

5    OTHER LIABILITIES

$

Professional service fees	236,927
Directors’ fees and expenses payable	78,100
Franchise tax liability	22,628

337,655

6     SHAREHOLDER’S EQUITY

On November 26, 2003, the Company issued one share of common stock – par value $0.01 for a consideration of $10.

7     RELATED PARTY TRANSACTIONS

In the normal course of business, the Company has entered into a number of arrangements with its parent, Telewest Communications plc. These arrangements include the directors and officers liability insurance policy applicable to Telewest Communications plc being extended to cover the directors and officers of the Company, and also shared service arrangements in respect of certain employees and facilities of Telewest Communications plc. No costs in respect of these arrangements have been borne during the period by the Company.

Auditor’s Report

To the board of directors and shareholders of Telewest Communications plc

We have audited the accompanying consolidated balance sheets of Telewest Communications plc and subsidiaries (the Group) as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity/(deficit) and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements on pages 328 to 361 present fairly, in all material respects, the financial position of Telewest Communications plc and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 2 to the financial statements, the Group has suffered recurring losses, has a net shareholders’ deficit and is undergoing financial restructuring and this raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in note 3 to the consolidated financial statements, the 2002 consolidated financial statements have been restated.

As discussed in note 4 to the consolidated financial statements, the Group adopted SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets, in 2002.

As discussed in note 4 to the consolidated financial statements, the Group changed its method of accounting for derivative instruments and hedging activities in 2001.

/s/ KPMG Audit Plc

KPMG Audit Plc

Chartered Accountants

Registered Auditor

London, England

March 23, 2004

Consolidated Statements of Operations

years ended December 31

		2003		2002
		(Note 2)	2003	Restated	2001
	Notes	$ million	£ million	£ million	£ million

Revenue
Consumer Sales Division
Cable television		565	317	336	329
Consumer telephony		839	470	495	488
Internet and other		214	120	63	40

		1,618	907	894	857
Business Sales Division		496	278	283	268

Total Cable Segment		2,114	1,185	1,177	1,125
Content Segment		202	113	106	129

Total revenue		2,316	1,298	1,283	1,254

Operating costs and expenses
Cable programming expenses		(223)	(125)	(128)	(142)
Cable telephony expenses		(344)	(193)	(218)	(235)
Content segment expenses		(145)	(81)	(70)	(83)
Depreciation		(694)	(389)	(495)	(469)
Impairment of fixed assets		—	—	(841)	—

Cost of sales		(1,406)	(788)	(1,752)	(929)
Selling, general and administrative expenses		(874)	(490)	(526)	(497)
Amortization of goodwill		—	—	—	(183)
Impairment of goodwill		—	—	(1,445)	(766)

		(2,280)	(1,278)	(3,723)	(2,375)

Operating profit/(loss)		36	20	(2,440)	(1,121)
Other income/(expense)
Interest income (including £11 million, £12 million and £15 million in 2003, 2002 and 2001, respectively, from joint ventures and associates)	22	43	24	19	15
Interest expense (including amortization of debt discount)		(871)	(488)	(528)	(487)
Foreign exchange gains, net		478	268	213	—
Share of net profit/(losses) of affiliates and impairment		2	1	(118)	(216)
Other, net		14	8	36	(3)
Minority interests in losses of consolidated subsidiaries, net		—	—	1	1

Loss before income taxes		(298)	(167)	(2,817)	(1,811)
Income tax (charge)/benefit	17	(29)	(16)	28	70

Net loss		(327)	(183)	(2,789)	(1,741)

Basic and diluted loss per ordinary share		$(0.11)	£(0.06)	£(0.97)	£(0.60)
Weighted average number of ordinary shares outstanding (millions)		2,874	2,874	2,873	2,880

All income is derived from continuing operations.

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

years ended December 31

		2003		2002
		(Note 2)	2003	Restated
	Notes	$ million	£million	£million

Assets
Cash and cash equivalents		762	427	390
Secured cash deposits restricted for more than one year	21	23	13	12
Trade receivables (net of allowance for doubtful accounts of £13 million and £12 million)	12	203	114	120
Other receivables	9	69	39	68
Prepaid expenses		29	16	27

Total current assets		1,086	609	617
Investment in affiliates, accounted for under the equity method, and related receivables	10	646	362	376
Property and equipment (net of accumulated depreciation of £3,542 million and £3,196 million)	11	4,320	2,421	2,598
Goodwill (net of accumulated amortization of £2,593 million and £2,593 million)	6	798	447	447
Inventory	14	48	27	28
Other assets (net of accumulated amortization and write offs of £82 million and £76 million)	13	41	23	29

Total assets		6,939	3,889	4,095

Liabilities and shareholders’ funds
Accounts payable		175	98	110
Other liabilities	15	1,443	809	633
Debt repayable within one year	16	9,433	5,287	5,444
Capital lease obligations repayable within one year		159	89	77

Total current liabilities		11,210	6,283	6,264
Deferred tax	17	193	108	85
Debt repayable after more than one year	16	11	6	6
Capital lease obligations repayable after more than one year		91	51	127

Total liabilities		11,505	6,448	6,482

Minority interests		(2)	(1)	(1)

Shareholders’ (deficit)/equity
Ordinary shares, 10 pence par value; 4,300 million authorized; 2,874 million and 2,873 million issued in 2003 and 2002 respectively		512	287	287
Limited voting convertible ordinary shares, 10 pence par value; 300 million authorized; 82 million and 82 million outstanding in 2003 and 2002 respectively		14	8	8
Additional paid in capital		7,535	4,223	4,223
Accumulated deficit		(12,625)	(7,076)	(6,893)
Accumulated other comprehensive loss	20	—	—	(11)

Total shareholders’ deficit		(4,564)	(2,558)	(2,386)

Total liabilities and shareholders’ equity		6,939	3,889	4,095

Commitments and contingencies	21

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

years ended December 31

	2003		2002
	(Note 2)	2003	Restated	2001
	$ million	£ million	£ million	£ million

Cash flows from operating activities
Net loss	(327)	(183)	(2,789)	(1,741)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation	694	389	495	469
Impairment of fixed assets	—	—	841	—
Amortization of goodwill	—	—	—	183
Impairment of goodwill	—	—	1,445	766
Amortization and write off of deferred financing costs and issue discount on Senior Discount Debentures	166	93	114	99
Deferred tax charge/(credit)	41	23	(28)	(70)
Unrealized gains on foreign currency translation	(478)	(268)	(213)	(10)
Non-cash accrued share based compensation (credit)/cost	—	—	(1)	1
Share of net (profits)/losses of affiliates and impairment	(2)	(1)	(10)	216
(Profit)/loss on disposal of assets	(14)	(8)	92	4
Minority interests in losses of consolidated subsidiaries	—	—	—	(1)
Changes in operating assets and liabilities, net of effect of acquisition of subsidiaries
Change in receivables	50	28	19	25
Change in prepaid expenses	18	10	6	6
Change in accounts payable	(18)	(10)	17	3
Change in other liabilities	424	238	100	62
Change in other assets	(5)	(3)	15	1

Net cash provided by operating activities	549	308	103	13

Cash flows from investing activities
Cash paid for property and equipment	(406)	(228)	(448)	(548)
Cash paid for acquisition of subsidiaries, net of cash acquired	(2)	(1)	—	(6)
Additional investments in and loans to affiliates	—	—	—	(26)
Repayment of loans made to joint ventures, net	12	7	9	9
Proceeds from disposal of assets	—	—	1	2
Disposal of subsidiary undertaking, net of cash disposed	—	—	14	8
Disposal of associate undertaking, net of cash disposed	18	10	59	—

Net cash used in investing activities	(378)	(212)	(365)	(561)

Cash flows from financing activities
Proceeds from exercise of share options	—	—	—	6
Proceeds from issue of Accreting Convertible Notes 2003	—	—	—	30
Issue costs of Notes and credit facility arrangement costs	—	—	—	(41)
Net proceeds from maturity of forward contracts	—	—	76	—
(Placement)/release of restricted deposits	(2)	(1)	8	(8)
Repayments from borrowings under old credit facilities	(2)	(1)	(2)	(824)
Repayment of SMG equity swap	—	—	(33)	—
Proceeds from borrowings under new credit facilities	—	—	640	1,393
Capital element of finance lease repayments	(101)	(57)	(51)	(54)

Net cash (used)/provided by financing activities	(105)	(59)	638	502

Net increase/(decrease) in cash and cash equivalents	66	37	376	(46)
Cash and cash equivalents at beginning of year	696	390	14	60

Cash and cash equivalents at end of year	762	427	390	14

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Shareholders’ Equity/(Deficit) and

Comprehensive Loss

	Ordinary shares	Limited voting shares	Shares held in trust	Additional paid-in capital	Other Comprehensive loss	Accumulated deficit	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at December 31, 2000	288	6	(2)	4,216	—	(2,363)	2,145
Unrealised gain/(loss) on derivative financial instruments:
Cumulative effects of accounting change	—	—	—	—	(16)	—	(16)
Amounts reclassified into earnings	—	—	—	—	(5)	—	(5)
Current period increase in fair value	—	—	—	—	57	—	57
Net loss	—	—	—	—	—	(1,741)	(1,741)

Total comprehensive loss							(1,705)
Unrealised gain on deemed partial disposal of investment	—	—	—	—	1	—	1
Ordinary shares issued on exercise of share options	1	—	1	6	—	—	8
Gain on retranslation of investment in an overseas subsidiary	—	—	—	1	—	—	1
Redesignation of ordinary shares	(2)	2	—	—	—	—	—
Accrued share based compensation cost	—	—	—	1	—	—	1

Balance at December 31, 2001	287	8	(1)	4,224	37	(4,104)	451
Unrealised gain/(loss) on derivative financial instruments:
Amounts reclassified into earnings	—	—	—	—	(48)	—	(48)
Net loss (restated)	—	—	—	—	—	(2,789)	(2,789)

Total comprehensive loss (restated)							(2,837)
Accrued share based compensation cost/(credit)	—	—	1	(1)	—	—	—

Balance at December 31, 2002 (restated)	287	8	—	4,223	(11)	(6,893)	(2,386)
Unrealised gain/(loss) on derivative financial instruments:
Amounts reclassified into earnings	—	—	—	—	11	—	11
Net loss	—	—	—	—	—	(183)	(183)

Total comprehensive loss							(172)

Balance at December 31, 2003	287	8	—	4,223	—	(7,076)	(2,558)

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

1    ORGANIZATION AND HISTORY

Telewest Communications plc (“the Company”) and its subsidiary undertakings (together “the Group”) provide cable television, telephony and internet services to business and residential customers in the United Kingdom (“UK”). The Group derives its cable television revenues from installation fees, monthly basic and premium service fees and advertising charges. The Group derives its telephony revenues from connection charges, monthly line rentals, call charges, special residential service charges and interconnection fees payable by other operators. The Group derives its internet revenues from installation fees and monthly subscriptions to its internet service provider. The cable segment represents 91% of the Group’s revenue.

The Group is also engaged in broadcast media activities, being the supply of entertainment content, interactive and transactional services to the UK pay-television broadcasting market. The Content Segment accounts in 2003 for approximately 9% of the Group’s revenue.

2    BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Group’s significant estimates and assumptions include capitalisation of labor and overhead costs; impairment of goodwill and long-lived assets (see note 6); and accounting for debt and financial instruments (see note 5). Actual results could differ from those estimates.

The financial statements are prepared on a going concern basis, which the directors believe to be appropriate for the following reasons:

Following the directors’ decision on September 30, 2002 not to pay the interest on certain of the Group’s bonds and other hedging instruments, the Group is now in default of its bonds and its Senior Secured Facility.

These liabilities are now due for repayment in full and the Group is negotiating with its bondholder creditors (the ‘Scheme Creditors’) and bank facility creditors (‘Senior Lenders’) to effect a reorganization of the Group’s debt. This will involve, among other things, the conversion of bond debt to equity and the renegotiation of existing bank facilities. The directors believe the amended facilities will provide the Group with sufficient liquidity to meet the Group’s funding needs after completion of the Financial Restructuring. Further details of the planned Financial Restructuring are included below. In order for the Financial Restructuring to be effective, the Scheme Creditors need to approve the plans by the relevant statutory majority. In addition, the Group’s shareholders need to approve the transfer of substantially all of the Group’s assets in connection with the Financial Restructuring.

The directors are of the opinion that the status of negotiations of the Financial Restructuring will lead to a successful outcome and that this is sufficient grounds for issuing the annual financial statements under the assumption of going concern.

The effect on the financial statements as presented, of the going concern basis of preparation being inappropriate, is principally that the book value of tangible fixed assets and investments would be restated from their present value in use to a net realizable value. While the directors believe that the net realizable values would be lower than the current value in use there is insufficient information available for the directors to quantify the difference.

The Group faces the following significant risks and uncertainties about:

•	its continued ability to raise finance to fund its operations;

•	its successful execution of its long term business plan, which in turn will affect the Group’s ability to raise further finance under the Senior Secured Facility (see note 16); and

•	the need to meet financial and other covenants relating to debt instruments which have already been issued.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

The economic environment in which the Group operates is the United Kingdom, and therefore its reporting currency is sterling (£). Certain financial information for the year ended December 31, 2003 has been translated into US dollars ($), with such US dollar amounts being unaudited and presented solely for the convenience of the reader, at the rate of $1.7842 = £1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2003. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.

Financial Restructuring

On September 30, 2002 the Company announced that it had reached a non-binding preliminary agreement relating to a restructuring of its balance sheet with an ad hoc committee of its bondholders (the ‘Bondholder Committee’). That agreement provided for the cancellation of all outstanding notes and debentures (the ‘Notes’) (approximately £3,500 million) and certain other unsecured foreign exchange hedge contracts (the ‘Hedge Contracts’) (approximately £33 million) in exchange for new ordinary shares (the ‘New Shares’) representing 97% of its issued share capital immediately after the Financial Restructuring. Under that agreement the Company’s current ordinary shareholders would have received the remaining 3% of its issued ordinary share capital.

The Company also announced on September 30, 2002 that it was deferring payment of interest under certain of its Notes and the amounts due on the settlement of the Hedge Contracts. Such non-payment continues and has resulted in defaults under the existing Senior Secured Facility and the bonds. Based on one such default, in respect of non-payment of approximately £10.5 million to a Hedge Contract counter-party, that counter-party has filed a petition with a UK Court to wind the Company up. The Company intends to deal with this claim as part of the overall restructuring of its unsecured debt obligations and does not believe that the legal action will significantly delay or impede the Financial Restructuring process. The Company expects to meet its obligations to its suppliers and trade creditors and this legal action is expected to have no impact on customer service.

On January 15, 2003, the Company announced that it had reached a non-binding agreement with respect to the terms of amended and restated credit facilities with both the steering committee of its Senior Lenders and the Bondholder Committee. In addition, the terms of these facilities had received credit committee approval, subject to documentation and certain other issues, from all of its Senior Lenders, save for those banks which are also creditors by virtue of the unsecured hedge contracts with which the Company will deal in the overall Financial Restructuring. These amended facilities will replace the existing Senior Secured Facility and are conditional on various matters, including the satisfactory finalization of arrangements for dealing with foreign exchange creditors and the completion of the balance sheet restructuring. These amended credit facilities will provide the Company with substantial liquidity, which is expected to be sufficient to satisfy its cashflow requirements after completion of the Financial Restructuring.

On March 14, 2003, the Group notified the Senior Lenders that, as a result of two non-recurring items, an adverse VAT decision and legal and professional costs associated with the Financial Restructuring, and their impact on net operating cash flow, the Group would breach certain financial covenants under the existing Senior Secured Facility in respect of the quarter ended December 31, 2002. On May 16, 2003, the Group further notified the Senior Lenders that it was in breach of financial covenants for the three-month period ended March 31, 2003 (two covenants breached) due to continuing fees paid in connection with the Financial Restructuring and the tightening of covenants.

On June 9, 2003, the Company announced that it had been notified by the Bondholder Committee that, in order to obtain the support of certain of our bondholders, the Bondholder Committee had requested certain changes to the economic and other terms of the preliminary non-binding agreement relating to the Financial Restructuring with the Bondholder Committee, as announced on September 30, 2002.

On June 17, 2003, representatives of the Bondholder Committee provided the Company with a new proposal for the terms of the Financial Restructuring.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

On July 28, 2003, the Company announced that it expected the final terms of the Financial Restructuring to provide that ordinary shareholders will receive 1.5% of the issued share capital immediately following the Financial Restructuring.

On November 26, 2003, the Company commenced the formal implementation of the Financial Restructuring by causing Telewest Global, Inc., a Delaware incorporated subsidiary that is expected to become the holding company of the Telewest group post restructuring, to file a registration statement with the US Securities and Exchange Commission (the “SEC”).

On January 20, 2004, the Company announced that it had caused Telewest Global, Inc. to file an amended registration statement with the SEC.

The Company continues to engage in negotiations with its bondholders, Senior Lenders and certain other major stakeholders and the directors believe that a final agreement will be achieved in due course.

3    RESTATEMENT

Subsequent to the issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2002, the Group have determined the need to adjust the classification of debt previously reflected as non-current in the consolidated balance sheet at December 31, 2002 and write off deferred financing costs as at December 31, 2002 relating to the restated debt. The adjustment of debt reclassifies £1,792 million from non-current “Debt repayable after more than one year” to “Debt repayable within one year”. The write off of deferred financing costs decreases other assets and increases interest expense and net loss as of and for the year ended December 31, 2002 by £11 million. There was no impact on the 2001 Consolidated Financial Statements.

These adjustments have been made because the Company recently determined that the effect of non-payment of a Hedge Contract of £10.5 million in 2002 triggered a default on an additional £1,792 million of bond debt as at December 31, 2002.

The Group also determined the need to accrue additional interest of £2 million relating to additional interest for bonds in default as at December 31, 2002. This adjustment increases interest expense, net loss, and other liabilities by £2 million as at and for the year ended December 31, 2002.

Balance Sheet (in £ millions)	Restated Impact on December 31, 2002

	As Reported	As Restated
Other assets	40	29
Total assets	4,106	4,095
Debt repayable within one year	3,652	5,444
Other liabilities	631	633
Total current liabilities	4,393	6,264
Debt repayable after more than one year	1,798	6
Accumulated deficit	(6,880)	(6,893)
Total shareholders’ deficit	(2,373)	(2,386)

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

Consolidated Statement of Operations (in £ millions, except per share data)	Restated Impact for the year ended December 31, 2002

	As Reported	As Restated
Interest expense	(515)	(528)
Net loss	(2,776)	(2,789)
Basic and diluted loss per ordinary share	£(0.97)	£(0.97)

Consolidated Statement of Shareholders’ Equity/(Deficit) and Comprehensive Loss (in £ millions)	Restated Impact on December 31, 2002

	As Reported	As Restated
Total comprehensive loss	(2,824)	(2,837)

4    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Company and those of its majority owned subsidiaries. All significant inter-company accounts and transactions have been eliminated upon consolidation. All acquisitions have been accounted for under the purchase method of accounting. Under this method, the results of subsidiaries and affiliates acquired in the year are included in the consolidated statement of operations from the date of acquisition.

Impairment of long lived assets and goodwill

The Group applies Statement of Financial Accounting Standard (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Group adopted, from January 1, 2002 SFAS 144, which requires that long-lived assets and certain identifiable intangibles, including goodwill, to be held and used by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indications of impairment are determined by reviewing undiscounted projected future cash flows. If impairment is indicated, the amount of the impairment is the amount by which the carrying value exceeds the fair value of the assets.

Business Combinations and Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires all business combinations undertaken after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill arising from business combinations and intangible assets with indefinite lives are no longer amortized but are subject to annual review for impairment (or more frequently should indications of impairment arise). Goodwill associated with equity method investments will also no longer be amortized upon adoption of SFAS 142, but will be subject to impairment testing as part of the investment to which it relates in accordance with Accounting Principles Board Opinion (“APB”) No.18, The Equity Method of Accounting for Investments in Common Stock. Separable intangible assets that do not have indefinite lives will continue to be amortized over their estimated useful lives and will be subject to review for impairment in accordance with SFAS 144. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. Prior to July 1, 2001 goodwill and intangible assets were amortized on a constant basis over 20 years. No such amortization has been expensed since December 31, 2001. As of January 1, 2002 the Group had £2,199 million of unamortized goodwill, £1,892 million of which related to business combinations and £307 million of which related to equity method investments.

Impairment under SFAS 142 is measured using a two-step approach, initially based on a comparison of the reporting unit’s fair value to its carrying value; if the fair value is lower, then the second step compares the implied fair value of the goodwill with its carrying value to determine the amount of the impairment. In connection with SFAS 142’s transitional goodwill impairment evaluation, the Statement required the Company

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption of January 1, 2002. The Company compared the individual carrying value of its two reporting units, Cable and Content, to their respective fair values. The fair values of the respective reporting units were determined from an analysis of discounted cash flows based on the Company’s budgets and long range plan. The discounted cash flow analysis was performed at a reporting unit level. At January 1, 2002 the fair values of both reporting units were greater than their respective carrying values and therefore the adoption of SFAS 142 on January 1, 2002, had no impact on the Company’s financial position or results of operations. The Group carries out its annual impairment review during the fourth quarter consistent with the annual budgetary timetable.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less that are readily convertible into cash.

Derivatives and hedging

At January 1, 2001 the Company adopted SFAS 133 Accounting for Derivative Instruments and Hedging Activities as amended by SFAS 137, SFAS 138 and SFAS 149. SFAS 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition at fair value of all derivative instruments as assets or liabilities in the Company’s balance sheet. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated a hedge and if so, the type of hedge and its effectiveness as a hedge. For derivatives, which are not designated as hedges, changes in fair value are recorded immediately in earnings.

For derivatives designated as cash flow hedges, changes in fair value on the effective portion of the hedging instrument are recorded within other comprehensive income (“OCI”) until the hedged transaction occurs and are then recorded within earnings. Changes in the ineffective portion of a hedge are recorded in earnings. For derivatives designated as fair value hedges, changes in fair value are recorded in earnings. The Group has not, however, had any fair value hedges since the adoption of SFAS 133.

The Group discontinues hedge accounting for derivative financial instruments when it is determined that the derivative instrument is no longer effective in offsetting changes in the cash flows of the hedged item; the derivative instrument expires or is sold; the derivative instrument is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur; a hedged firm commitment no longer meets the definition of a firm commitment; or its management determines that designation of the derivative instrument as a hedging instrument is no longer appropriate. The tests for determining the effectiveness of a cash flow hedge compare on a strict basis the amount and timing of cash flows on the underlying economic exposure with the cash flows of the derivative instrument.

Upon discontinuation of cash flow hedge accounting, the net gain or loss attributable to the hedging instrument, which has been reported in OCI to the date of discontinuation, continues to be reported in OCI until the date the hedged transaction impacts earnings. This occurs unless it is probable that the hedged transaction will not occur by the end of the originally specified time period. If the hedged transaction is not expected to occur, the net gain or loss is reclassified from OCI to earnings upon discontinuation.

Prior to adoption of SFAS 133 the Group had the following accounting policies in respect of financial instruments. Foreign currency forward contracts, options and swaps, which were used to reduce the exchange risk on the principal amounts and early call premiums on certain foreign currency borrowings, were recorded on the balance sheet at their fair value. Gains and losses arising from changes in fair value were recorded concurrently within earnings. Such gains and losses were offset against gains and losses arising from retranslating the principal amounts of the foreign currency borrowings.

The Group also used foreign currency forward contracts and cross currency interest rate swaps to reduce its exposure to adverse changes in exchange rates associated with the interest payments on certain foreign currency

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

borrowings. Such foreign currency forward contracts and cross currency interest rate swaps were accounted for using the accruals method. The Group also used interest rate swap agreements and an interest rate collar to manage interest rate risk on the Group’s borrowings. Net income or expense resulting from the differential between exchanging floating and fixed interest payments was recorded within the consolidated statement of operations on an accruals basis from the effective date of the interest rate swap agreements and interest rate collar.

Investments

Generally, investments in partnerships, joint ventures and subsidiaries in which the Group’s voting interest is 20% to 50%, and others where the Group has significant influence, are accounted for using the equity method. Investments which do not have a readily determinable fair value, in which the Group’s voting interest is less than 20%, and in which the Group does not have significant influence, are carried at cost and written down to the extent that there has been an other-than-temporary diminution in value. The Group accounts for certain investments in which the Group’s ownership is greater than 50% using the equity method. This method is used for such subsidiaries where the minorities have substantive participating rights such as veto over key operational and financial matters and equal representation on the board of directors.

The Group reviews the carrying values of its investments in affiliates, including any associated goodwill, to ensure that the carrying amount of such investments are stated at no more than their recoverable amounts. The Group assesses the recoverability of its investments by determining whether the carrying value of the investments can be recovered through projected discounted future operating cash flows (excluding interest) of the operations underlying the investments. The assessment of the recoverability of the investments will be impacted if projected future operating cash flows are not achieved. The amount of impairment, if any, is measured based on the projected discounted future operating cash flows using a rate commensurate with the risks associated with the assets.

Advertising costs

Advertising costs are expensed as incurred. The amount of advertising costs expensed was £41 million, £52 million, and £48 million for the years ended December 31, 2003, 2002, and 2001, respectively.

Property and equipment

Property and equipment is stated at cost. Depreciation is provided to write-off the cost, less estimated residual value, of property and equipment by equal instalments over their estimated useful economic lives as follows:

Freehold and long leasehold buildings	50 years	Other equipment
Cable and ducting	20 years	Office furniture and fittings	5 years
Electronic equipment		Motor vehicles	4 years
System electronics	8 years
Switching equipment	8 years
Subscriber electronics	5 years
Headend, studio, and playback facilities	5 years

The Group accounts for costs, expenses and revenues applicable to the construction and operation of its cable systems in accordance with SFAS 51 Financial Reporting by Cable Television Companies. Initial subscriber installation costs are capitalized and depreciated over the life of the network.

Deferred financing costs

Direct costs incurred in raising debt are deferred and recorded on the consolidated balance sheet in other assets. The costs are amortized to the consolidated statement of operations at a constant rate to the carrying value of the

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

debt over the life of the obligation. Deferred financing costs in respect of debt in default which the Group does not expect to service are written off immediately to the consolidated statement of operations when there is no realistic prospect of rolling over the associated debt.

Minority interests

Recognition of the minority interests’ share of losses of consolidated subsidiaries is limited to the amount of such minority interests’ allocatable portion of the equity of those consolidated subsidiaries.

Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange prevailing at the balance sheet date and the gains or losses on translation are included in the consolidated statement of operations.

Revenue recognition

Revenues are recognized as network communication services are provided. Credit risk is managed by disconnecting services to customers who are delinquent. Connection and activation fees relating to cable television, telephony and internet customers are recognized in the period of connection to the extent that such fees are less than direct selling costs. Any excess connection and activation fees over direct selling costs incurred are deferred and amortized over the expected customer life. This revenue recognition policy is consistent with SFAS 51.

Occasionally the Group sells capacity on its network to other telecommunications providers. Sales of capacity are accounted for as sales-type leases, operating leases, or service agreements depending on the terms of the transaction. If title is not transferred or if the other requirements of sales-type lease accounting are not met, revenues are recognized rateably over the term of the agreement.

Programming revenues are recognized in accordance with Statement of Position (“SOP”) 00–2, Accounting by Producers or Distributors of Films. Revenue on transactional and interactive sales is recognized as and when the services are delivered. Advertising sales revenue is recognized at estimated realizable values when the advertising is aired.

Recognition of contract costs

Certain of the sales of network capacity referred to above involve the Group constructing new capacity. Where the Group retains some of this new capacity, either for subsequent resale or for use within the business, then an element of the construction costs is retained within inventory or equipment, respectively. The allocation of construction costs between costs expensed to the statement of operations and costs capitalized within inventory or equipment is based upon the ratio of capacity to be sold and to be retained.

Pension costs

The Group operates a defined contribution scheme (the Telewest Communications plc Pension Trust) or contributes to third-party schemes on behalf of employees. The amount included in expenses in 2003, 2002 and 2001 of £10 million, £11 million and £10 million, respectively, represents the contributions payable to the selected schemes in respect of the relevant accounting periods. The Group has no obligation to fund third-party pension schemes.

Income taxes

Under the asset and liability method of SFAS 109 Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered.

The Group recognizes deferred tax assets only where it is more likely than not that the benefit will be realized through future taxable income. Otherwise a valuation allowance is established to provide against deferred tax assets.

Share-based compensation

SFAS 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation costs for share-based employee compensation plans at fair value. The Group has chosen to continue to account for share-based compensation using the intrinsic value method prescribed in APB 25, Accounting for Stock Issued to Employees and related interpretations. Accordingly, compensation cost for fixed plan share options is measured as the excess, if any, of the quoted market price of the Company’s shares at the date of the grant over the amount an employee must pay to acquire the shares. Compensation cost for variable plan share options is measured each period using the intrinsic value method until the variable or performance features of the plan become fixed. Compensation expense is recognized over the applicable vesting period.

Shares purchased by the trustees in connection with the Telewest Restricted Share Scheme and certain LTIP awards, are valued at cost and are reflected as a reduction of shareholders’ equity in the consolidated balance sheet. This equity account is reduced when the shares are issued to employees based on the original cost of the shares to the trustees.

During 2003 and 2002, no options or awards were granted over any ordinary shares of the Company.

If compensation costs for share option grants and awards under the RSS, LTIP, Executive Option Schemes and EPP had been determined based on their fair value at the date of grant for 2001 consistent with the method prescribed by SFAS 123, the Group’s net loss and basic and diluted loss per share would have been adjusted to the pro forma amounts set out below:

	2003	2002 Restated	2001
	£ million	£ million	£ million

Net loss
as reported	(183)	(2,789)	(1,741)
pro forma	(183)	(2,766)	(1,750)

	Pence	Pence	Pence

Basic and diluted loss per share
as reported	(6)	(97)	(60)
pro forma	(6)	(96)	(61)

The fair value of each option grant in all plans was estimated as at the date of grant using a Black-Scholes option-pricing model. The model used a weighted-average, risk-free interest rate of 5.5% for grants in 2001 and an expected volatility of 55%. The Group does not expect to pay a dividend on its ordinary shares at any time during the expected life of any outstanding option. The Group expects options to be held until maturity.

Earnings per share

Basic earnings per share has been computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed by adjusting the weighted average number of ordinary shares outstanding during the year for all dilutive potential ordinary shares outstanding during the year and adjusting the net loss for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net loss and number

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

of shares used for basic and diluted net loss per ordinary share, as potential ordinary share equivalents for employee share options and convertible debt are not included in the computation as their effect would be to decrease the loss per share. The number of potential ordinary shares was 393 million, in 2003, 2002 and 2001, respectively.

Inventories

Inventories of equipment, held for use in the maintenance and expansion of the Group’s telecommunications systems, are stated at cost, including appropriate overheads, less provision for deterioration and obsolescence. Network capacity and ducting held for resale are stated at the lower of cost and net realizable value.

New Accounting Standards Applicable to the Group

SFAS 143 Accounting for Asset Retirement Obligations

In July 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143, which is effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

The Group has evaluated its legal retirement obligations in relation to all of its tangible long-lived assets and specifically in relation to the buildings that it occupies and its network assets. Buildings, which are held under operating leases, do not specify a fixed refurbishment payment, but instead specify a standard of physical restoration for which the Group is responsible. The Group attempts to maintain properties on an ongoing basis to the standard required by the lease and consequently would not expect to have significant additional retirement obligations in respect of its leased properties. Also the Group believes that it has no legal or constructive retirement obligations in relation to its network assets, all located in the United Kingdom, as there is no legal requirement for Telewest to retire such assets. The Group does not therefore believe the adoption of SFAS 143 has a material impact on the financial statements.

SFAS 146 Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 applies to costs associated with an exit activity that do not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets. The Group does not believe the adoption of this statement will have an impact on its financial position or results of operations for future exit or disposal activities.

SFAS 148 Accounting for Stock Based Compensation—Transition and Disclosure

An amendment of SFAS 123, Accounting for Stock-Based Compensation, is effective for the Group for the year ended December 31, 2002. SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results and that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. Telewest has adopted the disclosure provisions of the Statement in these financial statements. The Group has not adopted the fair value based method of accounting for stock-based employee compensation and still accounts for these in accordance with APB Opinion 25, Accounting for Stock Issued to Employees.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

SFAS 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities

On April 30, 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No.133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other FASB projects that address financial statements, and (3) implementation issues related to the definition of a derivative.

SFAS 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133, and the Group is currently considering its potential effect on its financial statements.

SFAS 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

On May 15, 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003. For unmodified financial instruments existing at May 31, 2003, SFAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003. The Group does not expect the new standard to have a significant effect on its financial statements.

Other new standards

In November 2002, the Emerging Issues Task Force issued its consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21) on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s), and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. The guidance in this Issue is effective for revenue arrangements entered into in interim periods beginning after June 15, 2003. The adoption of EITF 00-21 has not had a material impact on the Group’s financial statements.

In November 2002, the FASB issued FASB Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (‘FIN 45’), which addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. It requires the guarantor to recognize a liability for the non-contingent component of the guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Group has adopted the disclosure requirements and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. To date the Company has not entered into or modified any guarantees.

In January 2003, the FASB issued FASB Interpretation 46, Consolidation of Variable Interest Entities (FIN 46) which interprets Accounting Research Bulletin (ARB) 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB 51 with respect to the consolidation of certain entities (variable interest entities—VIEs) to which the usual condition for consolidation described in ARB 51 does not apply because the controlling

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

financial interest in VIEs may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIEs and the holder of a significant variable interest in VIEs to disclose certain information relating to their involvement with the VIEs. The provisions of FIN 46 apply immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. To comply with the transitional provisions of FIN 46, the Group has evaluated its existing structures to determine whether it is reasonably likely that it would be required to consolidate or disclose information about a VIE’s nature, purpose, size and activities, together with the Group’s maximum exposure to loss. The Group is also required to disclose the anticipated impact of adoption of FIN 46 on its financial statements.

The Group has 50% joint venture interests in two affiliates, UKTV, a joint venture with the BBC, and Front Row Television Limited (“Front Row”), a joint venture with NTL, both of which are accounted for under the equity method. Management believes that both UKTV and Front Row are businesses as defined by EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, and FIN 46, Consolidation of Variable Interest Entities (Revised December 2003), and, accordingly, does not consider that either consolidation or additional disclosures are required. The Group does not believe that the impact of the adoption of FIN 46 will have a material effect on its financial statements.

5    FINANCIAL INSTRUMENTS

The Group holds derivative financial instruments solely to hedge specific risks and does not hold such instruments for trading purposes. During 2002, derivatives were held to hedge against the variability in cash flows arising from the effect of fluctuations of the GBP:USD exchange rate on the Group’s US Dollar-denominated debt. During 2003 and 2002, derivatives were held to hedge against changes in interest rates on its variable rate bank debt.

The Group maintains risk management control systems to monitor currency exchange and interest rate risk attributable to forecasted debt principal payments and interest rate exposure.

Cash flow hedges

Hedges of US Dollar-denominated debt

The Group has issued US Dollar-denominated debt instruments with a range of maturities. The Group previously hedged the principal amounts of these instruments up to their first call dates or other such dates where the Group may at its option redeem the instrument before maturity.

The Group has increased its foreign exchange risk since the discontinuation of hedge accounting as described below. The Group continues to monitor this risk until the Financial Restructuring is completed when the US Dollar-denominated debt instruments will be swapped for equity and the foreign exchange risk is minimised.

In the three-month period ended March 31, 2002, the Group determined that it was probable that forecasted future prepayments of principal against outstanding US Dollar-denominated debt would not occur. Accordingly, the cumulative adjustment in OCI of £53 million resulting from marking to market the derivative instruments has been reclassified from OCI to foreign exchange gains in the Statement of Operations. Subsequent adjustments of the carrying value of these instruments to fair value are taken directly to the Statement of Operations as incurred.

In the nine-month period ended September 30, 2002, the Group had the ability to terminate in-the-money derivative contracts that fluctuated in value. Such derivative contracts hedged our exposure to fluctuations in the GBP:USD exchange rate on the Group’s US Dollar-denominated debt. In March 2002, the Group terminated certain of these derivative contracts with a nominal value of $999 million (£688 million), netting £74 million

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

cash inflow. In May 2002 the Group terminated further derivative contracts with a nominal value of $367 million (£253 million) realizing an additional £30 million cash inflow. In the three-month period ended September 30, 2002, the Group terminated arrangements with a nominal value of $2,300 million (approximately £1,500 million). Contracts with a nominal value of $1,000 million were settled in cash resulting in an outflow of £28 million. The remaining contracts with a nominal value of $1,300 million have yet to be settled for a total cost of £33 million of which £19 million was due on October 1, 2002, but the Company deferred such payment and is considering the payment in the context of its Financial Restructuring.

During the twelve-month period ended December 31, 2003, the Group recorded a net £11 million transfer from cumulative OCI to the Statement of Operations arising from the dedesignation of derivative contracts as ineffective hedges, as described above.

During the twelve-month period ended December 31, 2002, the Group recorded a net £48 million transfer from cumulative OCI to the Statement of Operations arising from the dedesignation of derivative contracts as ineffective hedges, as described above. In the twelve-month period ended December 31, 2001, the Group recorded a £36 million gain in fair value to cumulative OCI, consisting of a loss of £25 million to short-term derivative liabilities and a £61 million gain to long-term derivative assets.

Hedges of variable rate debt

As described in note 16 to the consolidated financial statements, the Group has a Senior Secured Facility with a syndicate of banks and a further amount from an institutional tranche (“Institutional Tranche”). Drawdowns under the Senior Secured Facility and the Institutional Tranche bear interest at 0.5% to 2.00% above LIBOR and up to 4% above LIBOR respectively, so the Group is exposed to variable cash flows arising from changes in LIBOR. The Group hedges these variable cash flows by the use of interest rate swaps. The interest rate swaps can be summarized as follows:

Effective dates	Maturities	Notional principal	Receives	Pays

3/31/1997 – 7/1/2002	3/31/2004 – 3/31/2005	£600m	6-month LIBOR	5.475% – 7.175%

In June 2002, the Group reviewed the effectiveness as hedges of the derivative instruments hedging our exposure to fluctuations in interest rates on its long-term bank debt. The review concluded that continued designation of these instruments as hedges was no longer appropriate and hedge accounting was discontinued with immediate effect. The dedesignation of these instruments as hedges resulted in a transfer of £7 million from cumulative OCI to interest expense within the Statement of Operations. Any movements in the value of the derivatives after June 2002 are recorded within interest expense.

The Group continues to hedge some of its interest rate risk on its Senior Secured Facility through the use of interest rate swaps. The purpose of the derivative instruments is to provide a measure of stability over the Company’s exposure to movements in sterling interest rates on its sterling denominated bank debt.

Fair value of financial instruments

SFAS 107, Disclosures about Fair Value of Financial Instruments requires disclosure of an estimate of the fair values of financial instruments. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement, and therefore cannot be determined precisely. Changes in assumptions could significantly affect the estimates.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

At December 31, 2003 the Group’s significant financial instruments include cash and cash equivalents, trade receivables, interest rate swaps, trade payables and short-term and long-term debt instruments. The following table summarizes the fair value of certain instruments held by and obligations of the Group. The fair value of the other financial instruments held by the Group approximates to their recorded carrying amount due to the short maturity of these instruments and these instruments are not presented in the following table:

	Carrying amount	At December 31, 2003 Fair value	Carrying amount	At December 31, 2002 Fair value
	£ million	£ million	£ million	£ million

Financial instruments – liabilities
Interest rate swap agreements	(12)	(12)	(34)	(34)

Debt obligations
Accreting Notes 2003	294	140	282	62
Senior Convertible Notes 2005	280	351	311	130
Senior Debentures 2006	168	105	186	39
Senior Convertible Notes 2007	300	157	300	63
Senior Discount Debentures 2007	861	556	955	200
Senior Notes 2008	196	125	217	46
Senior Discount Notes 2009	589	299	563	108
Senior Notes 2010	374	236	394	83
Senior Discount Notes 2010	224	123	222	46
Senior Secured Facility	2,000	2,000	2,000	2,000
Other debt	7	7	20	20

The estimated fair values of the financial instruments specified above are based on quotations received from independent, third-party financial institutions and represent the net amounts receivable or payable to terminate the position. The estimated fair values of the Debentures and Notes are also based on quotations from independent third-party financial institutions and are based on discounting the future cash flows to net present values using appropriate market interest rates prevailing at the year end.

Market risk and concentrations of credit risk

Market risk is the sensitivity of the value of the financial instruments to changes in related currency and interest rates.

As described above, the Group terminated its portfolio of derivative financial instruments which were used to hedge its exposure to fluctuations in the GBP:USD exchange rate. Consequently, the Group is exposed to fluctuations in the value of its US Dollar-denominated debt obligations.

Generally, the Group is not exposed to such market risk arising on its interest rate derivative financial instruments because gains and losses on the underlying assets and liabilities offset gains and losses on the financial instruments.

The Group may be exposed to potential losses due to the credit risk of non-performance by the financial institution counterparties to its portfolio of derivative financial instruments. However, such losses are not anticipated as these counterparties are major international financial institutions and the portfolio is spread over a wide range of institutions.

Temporary cash investments also potentially expose the Group to concentrations of credit risk, as defined by SFAS 133. At December 31, 2003 the Group had £166 million on deposit with a major international financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Group’s customer base.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

6    IMPAIRMENT OF ASSETS

During the years ended December 31, 2002 and 2003, the Group undertook an impairment review of its network assets, of goodwill arising on recent acquisitions and of its investments in affiliates acquired in recent years. The review covered the Cable and Content reporting units. The principal reasons for the review were: a share price decline indicative of a fall in the values of the underlying assets and a softening of the ad-sales market, declining revenue growth and a lower than expected customer take-up of additional services.

During the three months ended December 31, 2003, the Group undertook a step 1 impairment review of goodwill on its Cable and Content reporting units and its affiliate, UKTV. The review compared the carrying value of each reporting unit to its respective fair value, as determined by discounted cash flows based on the Group’s budget and long-range plan. The review concluded that the fair value of both reporting units were greater than the respective carrying values.

For the year ended December 31, 2002, the review found evidence of impairment in the value of goodwill arising on the core Cable and Content reporting units and in the value of the affiliated undertaking UKTV. The carrying amounts of goodwill, fixed assets and the investments in the affiliated undertakings were written down to fair value, resulting in a charge of £1,445 million against goodwill, an impairment charge of £841 million against fixed assets and a charge of £88 million against the investments in affiliated undertakings. These charges have been included in the Statement of Operations within impairment of goodwill, impairment of fixed assets and share of net profit/(losses) of affiliates and impairment, respectively. The estimated fair value of the goodwill and the investment in UKTV was based on projected future cash flows at a post-tax discount rate of 11.5% which the Group believes is commensurate with the risks associated with the assets. The projected future cash flows were determined using the Company’s ten-year plan for the business, with a terminal value which takes into account analysts’ and other published projections of future trends across pay-television platforms, including the total television advertising market.

The changes in the carrying amount of goodwill for the years ended December 31, 2003, 2002 and 2001 by reportable segment are as follows:

	Cable £ million	Content £ million	Total £ million

Balance as of January 1, 2001	1,394	1,409	2,803
Addition in the year	11	—	11
Amortization in year	(83)	(73)	(156)
Impairment of goodwill	—	(766)	(766)

Balance as of January 1, 2002	1,322	570	1,892
Impairment of goodwill	(1,016)	(429)	(1,445)

Balance as of December 31, 2002 and 2003	306	141	447

Amortization expense related to goodwill was £183 million (including £27 million related to equity investment goodwill) for the year ended December 31, 2001. The following table reconciles previously reported net income as if the provisions of SFAS 142 were in effect in 2001:

	2003 £ million	2002 Restated £ million	2001 £ million

Net loss
Reported net loss	(183)	(2,789)	(1,741)
Add back amortization of goodwill	—	—	183

Adjusted net loss	(183)	(2,789)	(1,558)

	Pence	Pence	Pence

Basic and diluted net loss per share
Reported net loss per share	(6)	(97)	(60)
Add back amortization of goodwill	—	—	6

Adjusted net loss per share	(6)	(97)	(54)

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

7    BUSINESS COMBINATIONS

During 2003, the Group purchased the remaining 49% in Rapid Travel as per the options agreed during the original acquistion on May 30, 2001 as noted below.

On May 30, 2001, the Group acquired 51% of the issued share capital of Rapid Travel Solutions Limited (“Rapid Travel”) and was granted a series of call options by, and granted a series of put options to, the vendors in respect of the balance of 49%. The acquisition has been accounted for using the purchase method of accounting. Goodwill arising on the acquisition was £7 million.

If the Group had acquired Rapid Travel at the beginning of 2001, the Group’s results would not have been materially different from the actual results as disclosed in these financial statements.

8    SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash paid for interest was £150 million, £287 million and £335 million for the years ended December 31, 2003, 2002 and 2001, respectively. Cash received in respect of consortium tax relief for the year ended December 31, 2003, 2002 and 2001 was £3 million, £0 and £0.

During 2003 and 2002 there were no significant non-cash investing activities. The amounts stated for 2001 represent the purchase of Rapid Travel. These transactions are described in note 7 to the consolidated financial statements.

	At December 31
	2003 £ million	2002 £ million	2001 £ million

Acquisitions:
Assets	—	—	1
Liabilities assumed	—	—	(2)

Net liabilities contributed	—	—	(1)
Goodwill arising	—	—	7

	—	—	6

Purchase of shares	—	—	2
Option consideration	—	—	4

	—	—	6

In 2003 the Group entered into capital lease obligations with a total capital value of £2 million. At December 31, 2003, the Group had accrued a further £53 million of capital expenditure for property and equipment.

9    OTHER RECEIVABLES

	At December 31
	2003 £ million	2002 £ million

Interconnection receivables	8	7
Accrued income	25	32
Other	6	29

	39	68

Accrued income primarily represents telephone calls made by Consumer Sales Division subscribers and Business Sales Division customers that have not been billed as at the accounting period end. The period of time over which billings have not been raised varies between two days and four weeks.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

10    INVESTMENTS

The Group has investments in affiliates accounted for under the equity method at December 31, 2003 and 2002 as follows:

	Percentage ownership at December 31
	2003	2002

Front Row Television Limited	50.0%	50.0%
UKTV	50.0%	50.0%

Summarized combined financial information for such affiliates which operate principally in the cable television, broadcasting and interactive media industries is as follows:

	At December 31
	2003 £ million	2002 £ million

Combined financial position
Current assets	76	61
Other assets, net	26	31

Total assets	102	92

Current liabilities	66	42
Debt	151	176
Owners’ equity	(115)	(126)

Total liabilities and equity	102	92

	Year ended December 31
	2003 £ million	2002 £ million	2001 £ million

Combined operations
Revenue	137	128	408
Operating expenses	(107)	(103)	(324)

Operating profit	30	25	84
Interest expense & tax	(19)	(12)	(38)

Net income	11	13	46

	At December 31
	2003 £ million	2002 £ million

The Group’s investments in affiliates are comprised as follows:
Loans	197	208
Share of net assets and goodwill	165	168

	362	376

On September 4, 2002 the investment in SMG plc, a listed investment in an associated undertaking, was reclassified as a current asset investment at net realizable value. This resulted in £42 million being written off the carrying value of the investment. The investment in SMG plc was subsequently sold in November 2002 realizing a gain of £1 million.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

11    PROPERTY AND EQUIPMENT

	Land £ million	Buildings £ million	Cable and ducting £ million	Electronic equipment £ million	Other equipment £ million	Total £ million

Acquisition costs
Balance at January 1, 2003	6	138	3,455	1,559	636	5,794
Additions	—	7	129	66	21	223
Disposals	—	—	—	(23)	(31)	(54)

Balance at December 31, 2003	6	145	3,584	1,602	626	5,963

Accumulated depreciation
Balance at January 1, 2003	—	92	1,731	974	399	3,196
Charge for the year	—	2	134	177	76	389
Disposals	—	—	—	(23)	(20)	(43)

Balance at December 31, 2003	—	94	1,865	1,128	455	3,542

2003 Net book value	6	51	1,719	474	171	2,421

Acquisition costs
Balance at January 1, 2002	6	133	3,186	1,424	597	5,346
Additions	—	7	269	135	50	461
Disposals	—	(2)	—	—	(11)	(13)

Balance at December 31, 2002	6	138	3,455	1,559	636	5,794

Accumulated depreciation
Balance at January 1, 2002	—	45	894	661	273	1,873
Charge for the year	—	10	159	223	103	495
Impairment	—	39	678	90	34	841
Disposals	—	(2)	—	—	(11)	(13)

Balance at December 31, 2002	—	92	1,731	974	399	3,196

2002 Net book value	6	46	1,724	585	237	2,598

Cable and ducting consists principally of civil engineering and fiber optic costs. In addition, cable and ducting includes net book value of pre-construction and franchise costs of £5 million and £18 million as of December 31, 2003 and 2002, respectively. Electronic equipment includes the Group’s switching, headend and converter equipment. Other equipment consists principally of motor vehicles, office furniture and fixtures and leasehold improvements.

12    VALUATION AND QUALIFYING ACCOUNTS

		Balance at January 1 £ million	Additions charged to costs and expenses £ million	Deductions £ million	Balance at December 31 £ million

2003	Deferred tax valuation allowances	1,283	128	—	1,411
	Allowance for doubtful accounts	12	1	—	13

2002	Deferred tax valuation allowances	901	382	—	1,283
	Allowance for doubtful accounts	16	—	(4)	12

2001	Deferred tax valuation allowances	733	168	—	901
	Allowance for doubtful accounts	19	3	(6)	16

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

13    OTHER ASSETS

The components of other assets, net of amortization and write offs, are as follows:	At December 31
	2003 £ million	2002 Restated £ million

Deferred financing costs of Senior Secured Facility	23	29

14 INVENTORY
	At December 31
	2003 £ million	2002 £ million

Inventories of spare capacity and duct held for resale	—	4
Programming inventory	27	24

	27	28

15 OTHER LIABILITIES
Other liabilities are summarized as follows:	At December 31
	2003 £ million	2002 Restated £ million

Deferred income	113	111
Accrued construction costs	53	64
Accrued programming costs	18	21
Accrued interconnect costs	14	17
Accrued interest	429	222
Accrued staff costs	23	10
Accrued expenses	61	42
Other liabilities	98	146

	809	633

16    DEBT

Debt is summarized as follows at December 31, 2003 and 2002:

	Weighted average interest rate
	2003%	2002%	2001%	2003 £ million	2002 Restated £ million

Accreting Notes 2003	5	5	5	294	282
Senior Convertible Notes 2005	6	6	6	280	311
Senior Debentures 2006	9.625	9.625	9.625	168	186
Senior Convertible Notes 2007	5.25	5.25	5.25	300	300
Senior Discount Debentures 2007	11	11	11	861	955
Senior Notes 2008	11.25	11.25	11.25	196	217
Senior Discount Notes 2009	9.875	9.875	9.875	316	287
Senior Discount Notes 2009	9.25	9.25	9.25	273	276
Senior Notes 2010	9.875	9.875	9.875	374	394
Senior Discount Notes 2010	11.375	11.375	11.375	224	222
Senior Secured Facility	5.92	6.223	7.265	2,000	2,000
Other debt	5.11	6.7	6.767	1	14

Debt repayable within one year				5,287	5,444
Other debt due after more than one year	5.11	6.7	6.767	6	6

Total debt				5,293	5,450

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

Notes and debentures

		Principal million	Original maturity date	Earliest redemption date	Interest rate

Accreting Notes 2003	GBP	294	November 1, 2003	November 1, 2003	5%
Senior Convertible Notes 2005	USD	500	July 7, 2005	July 7, 2003	6%
Senior Debentures 2006	USD	300	October 1, 2006	October 1, 2000	9.625%
Senior Convertible Notes 2007	GBP	300	February 19, 2007	March 9, 2003	5.25%
Senior Discount Debentures 2007	USD	1,537	October 1, 2007	October 1, 2000	11%
Senior Notes 2008	USD	350	November 1, 2008	November 1, 2003	11.25%
Senior Discount Notes 2009	GBP	325	April 15, 2009	April 15, 2004	9.875%
Senior Discount Notes 2009	USD	500	April 15, 2009	April 15, 2004	9.25%
Senior Notes 2010	GBP	180	February 1, 2010	February 1, 2005	9.875%
Senior Notes 2010	USD	350	February 1, 2010	February 1, 2005	9.875%
Senior Discount Notes 2010	USD	450	February 1, 2010	February 1, 2005	11.375%

The Debentures and Notes are unsecured liabilities of the Group.

The Senior Convertible Notes 2005 are convertible into 114 million ordinary shares of the Group at a conversion price of 288 pence per ordinary share. Conversion is at the holders’ option at any time up to the close of business on June 22, 2005. The Senior Convertible Notes 2007 are convertible into 92 million ordinary shares of the Group at a conversion price of 325 pence per ordinary share. Conversion is at the holders’ option at any time up to close of business on February 2, 2007. If Notes are called for redemption prior to maturity, each holder has the right to convert Notes into ordinary shares.

The 5% Accreting Convertible Notes due 2003 were issued by Telewest in favor of Deutsche Telekom AG in three separate notes dated November 1, 2000, January 15, 2001 and April 2, 2001 of aggregate principal amount of £253.5 million. The notes were issued in exchange for the purchase of the entire share capital of Eurobell (Holdings) PLC. The Accreting Convertible Notes were cancelled and reissued on May 30, 2003 as Accreting Notes 2003, in connection with a transfer by Deutsche Telekom to several investment funds and, in connection with such transfer, the holders’ right to convert the notes into Telewest ordinary shares was terminated. Telewest received no consideration for the transfer other than termination of the conversion right. Telewest was obliged to pay the accreted value of the Accreting Convertible Notes in cash at the maturity date, being November 1, 2003; however, Telewest defaulted on such payment and such claims will be compromised in the Financial Restructuring.

The unamortized portion of the discounts on issue on the Senior Discount Notes 2009 and Senior Discount Notes 2010 was £29 million and £16 million respectively. The discount on issue is being amortized up to the first call dates of the bonds, such as to produce a constant rate of return on the carrying amount.

The indentures under which the Debentures and Notes were issued contain various covenants, which among other things, restrict the ability of the Group to incur additional indebtedness, pay dividends, create certain liens, enter into certain transactions with shareholders or affiliates, or sell certain assets. As part of its refinancing, the Group elected not to pay: the interest due on October 1, 2002 on its Senior Debentures 2006 and its Senior Discount Debentures 2007; the interest due on November 1, 2002 on its Senior Notes 2008; and the interest due on January 7, 2003 on its Senior Convertible Notes 2005. The non payment of interest constitutes a default event under the terms of these four bonds. As a consequence of the non-payment of hedge contracts of £10.5 million, all the remaining bonds were also in default as at December 31, 2002.

Senior Secured Facility

On March 16, 2001 the Group entered into a new senior secured credit facility (the “Senior Secured Facility”) with a syndicate of banks for £2,000 million, of which £1,855 million was drawn down at December 31, 2003.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

The Group is also able to raise a further £250 million from institutional investors (the “Institutional Tranche”) of which £145 million was drawn down at December 31, 2003. The first drawdowns under the Senior Secured Facility were used to repay amounts owed under the old senior secured credit facilities.

Borrowings under the Senior Secured Facility are secured on the assets of the Group including the partnership interests and shares of subsidiaries and bear interest at 0.5% to 2.0% over LIBOR (depending on the ratio of borrowings to quarterly, annualized, consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR.

The Senior Secured Facility contains cross-default clauses with other debt instruments. As a result of the Group being in default on certain of its Debentures and Notes, it is in default on the Senior Secured Facility. In addition, on March 14, 2003, Telewest notified its Senior Lenders that, as a result of the exceptional items incurred in 2002 and their impact on Telewest’s net operating cash flow, it would breach certain financial covenants under its bank facility in respect of the quarter ended December 31, 2002. On May 16, 2003 the Group further notified the Senior Lenders that it was in breach of the financial covenants for the three-month period ended March 31, 2003 (two covenants breached) due to continuing fees paid in connection with the Financial Restructuring and the tightening of covenants.

The Group is renegotiating its bank facilities and debt financing arrangements. Further details of the Financial Restructuring are included in note 2.

Bank loans

Bank loans are property loans secured on certain land and buildings held by the Group. The balance at December 31, 2003 and 2002 was £7 million.

Maturity Profile

As a consequence of the defaults referred to above, the Group’s long-term debt in respect of Debentures, Notes and its Senior Secured Facility has been disclosed as repayable within one year.

2003 £ million

2004	5,287
2005	1
2006	3
2007	—
2008	1
2009 and thereafter	1

5,293

17     INCOME TAXES

Loss before income taxes and all related income tax expense or benefit are solely attributable to the UK.

The provisions for income taxes follow:

	2003 £ million	2002 £ million	2001 £ million

Income tax benefit	7	—	—
Deferred tax (expense)/benefit	(23)	28	70

	(16)	28	70

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

A reconciliation of income taxes determined using the statutory UK rate of 30% (2002 and 2001: 30%) to the effective rate of income tax is as follows:

	Year ended December 31
	2003%	2002%	2001%

Corporate tax at UK statutory rates	30	30	30
Write down of goodwill	—	(14)	—
Non deductible expenses	(3)	(2)	—
Prior year adjustment related to NOL carryforwards and investment in affiliates	40	—	—
Change in valuation allowance	(77)	(13)	(26)

Effective rate of taxation	(10)	1	4

Deferred income tax assets and liabilities at December 31, 2003 and 2002 are summarized as follows:

	2003 £ million	2002 £ million

Deferred tax assets relating to:
Fixed assets	880	763
Net operating loss carried forward	505	494
Other—investments	26	26

Deferred tax asset	1,411	1,283
Valuation allowance	(1,411)	(1,283)
Investments in affiliates	(108)	(85)

Deferred tax liability per balance sheet	(108)	(85)

At December 31, 2003 the Group estimates that it has, subject to Inland Revenue agreement, net operating losses (“NOLs”) of £1,685 million available to relieve against future profits. From 2002 to 2003, the valuation allowance increased by £128 million (2002: From 2001 to 2002 the valuation allowance increased by £382 million).

The NOLs have an unlimited carry forward period under UK tax law, but are limited to their use to the type of business which has generated the loss.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Due to a history of operating losses, management does not believe it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2003.

18    SHAREHOLDERS’ EQUITY

Movement in share capital

During 2001 the Company issued 7 million ordinary shares of 10 pence each upon exercise of employee share options. Total consideration received was £6 million. In addition the Company redesignated 20 million ordinary shares of 10 pence each into 20 million limited voting convertible ordinary shares of 10 pence each.

Limited voting convertible ordinary shares

The ordinary shares and the limited voting convertible ordinary shares have the same rights, except that the limited voting convertible ordinary shares do not confer the right to vote on resolutions to appoint, reappoint,

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

elect or remove directors of Telewest. No application will be made for the limited voting convertible ordinary shares to be listed or dealt in on any stock exchange. Holders of limited voting convertible ordinary shares are entitled to convert all or some of their limited voting convertible ordinary shares into fully paid ordinary shares, provided that the conversion would not result in a change of control of the Company for the purposes of the indentures governing certain Notes and Debentures. Such conversion takes place on the basis of one fully paid ordinary share for one limited voting convertible ordinary share. The limited voting convertible ordinary shares are convertible into ordinary shares at the Company’s option at any time, subject to certain conditions. The sole holders of the limited voting convertible ordinary shares are Liberty Media and IDT Corporation (“IDT”), following IDT’s acquisition of Microsoft’s holding in the Company on May 23, 2003.

Members of the Liberty Media Group and/or IDT can redesignate all or any of their ordinary shares into limited voting convertible ordinary shares. This is to ensure that, on any future purchase of ordinary shares by members of the Liberty Media Group and/or IDT, they will, at that time, be able to re-designate such number of their then existing holding of ordinary shares so as to avoid a change of control of the Company for the purposes of the Notes and Debentures.

Future purchases of ordinary shares and/or limited voting convertible ordinary shares by members of the Liberty Media Group and/or IDT will, however, be subject to Rule 9 of the UK’s City Code on Take-overs and Mergers because both classes of shares are treated as voting shares for that purpose. Under Rule 9, when any person acquires, whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert with him) carry 30% or more (but less than 50%) of the voting rights of a public company, that person is normally required to make a general offer to shareholders for the entire share capital of the company then in issue. Any person, or group of persons acting in concert, owning shares carrying 50% or more of the voting rights of a public company, subject to their own individual limits, is free to acquire further shares in that public company without giving rise to the requirement to make a general offer for the entire issued share capital of that company.

19    SHARE-BASED COMPENSATION PLANS

At December 31, 2003, the Company operated five types of employee share-based compensation plans: the Executive Share Option Schemes, the Sharesave Schemes, the Telewest Restricted Share Scheme (“RSS”), the Telewest Long Term Incentive Plan (“LTIP”) and an Equity Participation Plan (“EPP”).

The Company applies APB 25 and related interpretations in accounting for its employee share-based compensation plans. Compensation cost is recognized over the estimated service period in respect of performance based share option grants to the extent that the market value of the Company’s ordinary shares exceeds the exercise price at the earlier of the vesting date or the Balance Sheet date. Compensation cost is recognized for awards over ordinary shares made under the RSS since the awards have no exercise price. Compensation cost is recognized over the estimated service period in respect of the LTIP to the extent that the market value of the Company’s ordinary shares exceeds the exercise price at the earlier of the vesting date or the Balance Sheet date.

Compensation cost recognized for share option grants and awards is as follows:

	Year ended December 31
	2003 £ million	2002 £ million	2001 £ million

LTIP	—	(1)	—
Executive Share Option Scheme	—	—	1
EPP	—	—	1

	—	(1)	2

During the years ended December 31, 2003 and 2002, no options or awards were granted over any ordinary shares of the Company.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

Performance-based share option compensation plans

The Group has two performance-based share option plans: the 1995 (No. 1) Executive Share Option Scheme and the 1995 (No. 2) Executive Share Option Scheme. Under both plans, certain officers and employees are granted options to purchase ordinary shares of the Company. The exercise price of each option generally equals the market price of the Company’s ordinary shares on the date of grant. The options are exercisable between three and ten years after the date of the grant with exercise conditional on the Company’s shares out-performing by price the FTSE100 Index over any three-year period preceding exercise. The Company may grant options for up to 295 million ordinary shares.

A summary of the status of the Company’s performance-based share option plans as of December 31, 2003, 2002, and 2001 and changes during the years ended on those dates are presented below:

	Number of shares	2003 Weighted average exercise price	Number of shares	2002 Weighted average exercise price	Number of shares	2001 Weighted average exercise price

Outstanding at beginning of year	90,057,243	137.3p	97,699,837	136.4p	52,503,409	173.2p
Granted	—	—	—	—	53,709,994	98.8p
Exercised	—	—	—	—	(1,210,816)	78.2p
Forfeited	(18,036,883)	189.0p	(7,642,594)	126.0p	(7,302,750)	134.3p

Outstanding at end of year	72,020,360	124.4p	90,057,243	137.3p	97,699,837	136.4p

Options exercisable at year end	43,737,285	141.2p	36,358,298	141.4p	16,577,655	132.0p

Weighted average fair value of options granted during the year		—		—		69.7p

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

The following table summarizes information about the Company’s performance-based share option plans outstanding at December 31, 2003.

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding at December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2003	Weighted average exercise price

65.7 – 76.8p	12,157,985	7.0 yrs	74.5p	5,982,133	74.0p
81.5 – 82.5p	1,843,552	7.6 yrs	81.6p	300,164	81.7p
84.6 – 99.9p	1,158,591	1.4 yrs	89.9p	1,158,591	89.9p
102.0 – 109.1p	31,916,053	7.1 yrs	103.8p	14,531,391	103.4p
114.0 – 125.9p	10,036,792	6.8 yrs	118.9p	6,863,150	118.3p
130.4 – 140.9p	642,123	3.3 yrs	139.6p	642,123	139.6p
160.0 – 170.0p	1,456,459	6.4 yrs	166.4p	1,456,459	166.4p
202.4 – 235.0p	12,324,004	6.5 yrs	229.8p	12,318,473	229.7p
237.3 – 249.4p	250,685	6.3 yrs	238.7p	250,685	238.7p
274.3 – 276.5p	29,019	5.4 yrs	275.7p	29,019	275.7p
289.0 – 294.8p	205,097	5.8 yrs	290.7p	205,097	290.7p

65.7 – 294.8p	72,020,360	6.8 yrs	124.4p	43,737,285	141.2p

Fixed share option compensation plans

The Company also operates the Sharesave Scheme, a fixed share option compensation scheme. Under this plan, the Company grants options to employees to purchase ordinary shares at up to a 20% discount to market price.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

These options can be exercised only with funds saved by employees over time in a qualified savings account. The options are exercisable between 37 and 66 months after commencement of the savings contracts.

A summary of the status of the Company’s fixed share option plan as of December 31, 2003, 2002, and 2001 and the changes during the years ended on those dates are presented below:

	Number of shares	2003 Weighted average exercise price	Number of shares	2002 Weighted average exercise price	Number of shares	2001 Weighted average exercise price

Outstanding at beginning of year	8,969,286	78.0p	21,519,334	80.5p	26,635,135	91.1p
Granted	—	—	—	—	9,205,135	60.3p
Exercised	—	—	—	—	(4,380,809)	57.3p
Forfeited	(3,657,727)	82.4p	(12,550,048)	82.3p	(9,940,127)	100.4p

Outstanding at end of year	5,311,559	75.0p	8,969,286	78.0p	21,519,334	80.5p

Options exercisable at year end	5,953	115.9p	36,272	159.1p	72,926	98.0p

Weighted average fair value of options granted during the year	—	—	—	—	—	33.3p

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

The following table summarizes information about the Company’s fixed share options outstanding at December 31, 2003:

	Options outstanding
Range of exercise prices	Number outstanding at December 31, 2003	Weighted average remaining contractual life

58.5 – 88.3p	5,295,008	1.0 yrs
115.9 – 191.0p	16,551	0.9 yrs

58.5 – 191.0p	5,311,559	1.0 yrs

Telewest Restricted Share Scheme (“RSS”)

The Company operates the RSS in conjunction with an employment trust, the Telewest 1994 Employees’ Share Ownership Plan Trust (the “Telewest ESOP”), which has been designed to provide incentives to executives of the Company. Under the RSS, executives may be granted awards over ordinary shares of the Company based on a percentage of salary. The awards are made for no monetary consideration. The awards generally vest three years after the date of the award and are exercisable for up to seven years after the date when they vest.

The compensation charge related to each award is based on the share price of the ordinary shares on the date the award was made.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

A summary of the status of the RSS at December 31, 2003, 2002, and 2001 and changes during the years ended on those dates are presented below:

	2003	2002	2001
	Number of shares	Number of shares	Number of shares

Outstanding at beginning of year	493,034	530,855	358,316
Granted	—	—	248,595
Exercised	(163,982)	(37,821)	(76,056)

Outstanding at end of year	329,052	493,034	530,855

Awards exercisable at year end	80,457	214,114	38,338

Weighted average fair value of awards granted during the year	—	—	£1.10

At December 31, 2003, the 329,052 awards outstanding and the 80,457 awards exercisable have weighted average remaining contractual lives of 6.8 years and 4.6 years respectively.

Deferred compensation cost relating to RSS is £57,000 (2002: £38,000, 2001: £478,000).

Long Term Incentive Plan (“LTIP”)

The LTIP provides for share awards to executive directors and senior executives. Under the LTIP, an executive will be awarded the provisional right to receive, for no payment, a number of Telewest shares with a value equating to a percentage of base salary. The shares will not vest unless certain performance criteria, based on total shareholder return assessed over a three-year period are met. The percentage of salary will be determined by the Remuneration Committee and will be up to 100% of base salary for executive directors.

A summary of the status of the LTIP at December 31, 2003, 2002, and 2001 and changes during the years ended on those dates are presented below:

	2003	2002	2001
	Number of shares	Number of shares	Number of shares

Outstanding at beginning of year	423,272	1,566,507	2,714,552
Granted	—	—	910,730
Exercised	(42,448)	(29,502)	(1,220,362)
Forfeited	(314,703)	(1,113,733)	(838,413)

Outstanding at end of year	66,121	423,272	1,566,507

Awards exercisable at year end	66,121	108,569	265,939

Weighted average fair value of awards granted during the year	—	—	£1.09

Share awards are forfeited due to employees leaving the Group before their share options become exercisable or due to performance criteria not being met.

Deferred compensation cost relating to the LTIP is £0 (2002: £0, 2001: £189,000).

Equity Participation Plan (“EPP”)

The Remuneration Committee has provided that, under the EPP, an employee with two years service or at manager level or above, can use up to 100% of the Short Term Incentive Plan (“STIP”) bonus payable to the employee to acquire Telewest shares (“bonus shares”). The employee must deposit the bonus shares with the Trustee of the existing Telewest ESOP. In return, the employee is provisionally allocated for no payment a matching number of Telewest shares. Provided the bonus shares are retained for three years and the employee remains employed for three years, the bonus and matching shares would thereafter be released to the employee.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

A summary of the status of the Company’s EPP at December 31, 2003, 2002, and 2001 and the changes during the years ended on those dates are presented below:

	2003	2002	2001
	Number of shares	Number of shares	Number of shares

Outstanding at beginning of year	305,570	572,053	1,193,839
Exercised	(103,394)	(256,790)	(579,430)
Forfeited	(5,467)	(9,693)	(42,356)

Outstanding at end of year	196,709	305,570	572,053

Awards exercisable at year end	196,709	123,168	26,443

Share awards are forfeited due to employees leaving the Group before their share options become exercisable.

Deferred compensation cost relating to the EPP is £0 (2002: £80,000, 2001: £419,000).

20    ACCUMULATED OTHER COMPREHENSIVE INCOME

	2003 Gains/(losses) on mark to market of cashflow hedges	2002 Gains/(losses) on mark to market of cashflow hedges
	£ million	£ million

Balance at January 1	(11)	37
Amounts reclassified into earnings	11	(48)

Balance at December 31	—	(11)

The amounts reclassified into earnings are detailed in note 5.

21    COMMITMENTS AND CONTINGENCIES

Restricted cash

At December 31, 2003, the Group has cash restricted as to use of £13 million (2002: £12 million) which provides security for leasing obligations.

As a condition of the proposed amended Senior Secured Facility, currently under negotiation, the Group would be required to repay immediately, an advance of £160 million. The Group currently holds this £160 million within cash at bank and in hand. This advance was originally issued to the Group under the exisiting Senior Secured Facility on September 27, 2002.

Other commitments

The amount of capital expenditure authorized by the Group for which no provision has been made in the consolidated financial statements is as follows:

	2003 £ million	2002 £ million

Contracted	12	13

In addition the Group has contracted to buy £23 million (2002: £28 million) of programming rights for which the license period has not yet started.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

Capital and operating leases

The Group leases a number of assets under arrangements accounted for as capital leases, as follows:

	Acquisition costs £ million	Accumulated depreciation £ million	Net book Value £ million

At December 31, 2003 :
Electronic equipment	131	(95)	36
Other equipment	221	(170)	51
At December 31, 2002 :
Electronic equipment	283	(185)	98
Other equipment	118	(58)	60

Depreciation charged on these assets was £41 million and £44 million for the years ended December 31, 2003 and 2002 respectively.

The Group leases business offices and uses certain equipment under lease arrangements accounted for as operating leases. Minimum rental expense under such arrangements amounted to £18 million, £21 million and £19 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Future minimum lease payments under capital and operating leases are summarized as follows as of December 31, 2003 after taking into consideration default on certain capital leases:

	Capital leases £ million	Operating leases £ million

2004	100	14
2005	23	13
2006	17	13
2007	12	12
2008	8	10
2009 and thereafter	—	80

	160	142
Imputed interest	(20)

	140
Less current portion	(89)

Long term portion	51

It is expected that, in the normal course of business, expiring leases will be renewed or replaced.

The Group leases capacity on its network to other telecommunications companies. These leases are accounted for as operating leases and revenues received are recognized over the life of the leases as follows:

£ million

2004	5
2005	3
2006	1
2007	1
2008	1
2009 and thereafter	5

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

The assets held under these leases are accounted for as follows:

	Acquisition costs £ million	Accumulated depreciation £ million	Net Book Value £ million

At December 31, 2003 Cable and ducting	45	(7)	38
At December 31, 2002 Cable and ducting	45	(5)	40

Depreciation charged on these assets was £2 million and £2 million for the years ended December 31, 2003 and 2002 respectively.

Contingent liabilities

The Group has provided performance bonds in respect of its national license and to local authorities up to a maximum amount of £6 million (2002: £6 million).

The Group is a party to various other legal proceedings in the ordinary course of business which it does not believe will result, in aggregate, in a material adverse effect on its financial condition or results of operations.

22    RELATED PARTY TRANSACTIONS

Identity of relevant related parties

Liberty Media, Inc (“Liberty”) has been a related party of the Group, in that it controlled, directly or indirectly, more than 20% of the voting rights of the Group in 2002 and for the majority of 2003.

IDT Corporation (“IDT”) is a related party of the Group, in that following its acquisition of Microsoft’s holding in the Company on May 23 2003, it controls, directly or indirectly, more than 20% of the voting rights of the Group. Prior to this date Microsoft was a related party of the Group for the same reasons during 2002 and up to 23 May 2003.

UKTV is a related party of the Group, as the Group owns 50% of the voting rights.

In 2001 Sit-Up Limited (“Sit-Up”) became a related party when the Group sold its shareholding in Screenshop to Sit-Up in return for a 36.36% shareholding.

Nature of transactions

The Group had no related party transactions with IDT.

The Group purchases software and consultancy services from Microsoft, on normal commercial terms. Purchases in the year ended December 31, 2003 amounted to £0 (2002: £1 million, 2001: £2 million). The balance outstanding in respect of these purchases was £0 at December 31, 2003, 2002 and 2001.

The Group has billed overheads and costs incurred on their behalf to UKTV and Sit-Up of £7 million and £1 million (2002: £11 million and £1 million, 2001: £8 million and £1 million) respectively. The Group has also made a loan to UKTV. Interest charged on this loan was £10 million (2002: £12 million, 2001: £12 million). Amounts due from UKTV and Sit-Up at December 31, 2003 were £197 million and £0 respectively (2002: £208 million and £4 million, 2001: £218 million and £0) respectively.

In the normal course of its business the Group purchases programming from UKTV on normal commercial terms. Purchases in the year ended December 31, 2003 were £12 million (2002: £13 million, 2001: £9 million). The balance due to UKTV at December 31, 2003 was £0 (2002: £0, 2001: £2 million).

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

23    SUBSEQUENT EVENTS AND FINANCIAL RESTRUCTURING

The Group is renegotiating its bank facilities and debt financing arrangements. Further details of the proposed Financial Restructuring are included in note 2.

24    QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	2003
	Total	Fourth quarter	Third quarter Restated	Second quarter Restated	First quarter Restated
	£ million	£ million	£ million	£ million	£ million

Revenue	1,298	331	325	323	319
Gross profit	510	131	132	124	123
Operating profit	20	10	5	3	2
Finance (expenses)/gains, net	(196)	69	(99)	1	(167)
Net (loss)/income	(183)	64	(89)	5	(163)
Basic and diluted (loss)/income per ordinary share	(6p )	2p	(3p )	0p	(5p )

	2002
	Total Restated	Fourth quarter* Restated	Third quarter	Second quarter	First quarter
	£ million	£ million	£ million	£ million	£ million

Revenue	1,283	307	323	334	319
Gross profit*	(469)	(764)	97	100	98
Operating loss*	(2,440)	(2,349)	(31)	(29)	(31)
Finance expenses, net	(296)	(65)	(70)	(61)	(100)
Net loss	(2,789)	(2,471)	(134)	(59)	(125)
Basic and diluted loss per ordinary share	(97p )	(86p )	(5p )	(2p )	(4p )

*	In the fourth quarter of 2002, the Group recorded a goodwill impairment charge of £1,445 million, wrote down the value of its investments in affiliates by £130 million and recorded a fixed asset impairment charge of £841 million.

Finance expenses include foreign exchange gains and losses on the retranslation or valuation of US Dollar-denominated financial instruments using period end exchange rates and market valuations.

25    SEGMENTAL INFORMATION

The Group applies SFAS 131, Disclosures about Segments of an Enterprise and Related Information. SFAS 131 establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as a component of an enterprise that (a) engages in business activities from which it may earn revenues and incur expenses, (b) whose operating results are regularly reviewed by the enterprise’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available. The Group’s chief operating decision-maker is its Acting Chief Executive Officer. The Group operates two operating segments: Cable and Content. The chief operating decision maker receives disaggregated financial and subscriber data for the Cable operating segment, covering telephony, television and internet product lines; while support, service and network costs are compiled at the operating segment level. The internet product lines comprise internet sales and, until November 2002, when the sales ceased, sales of cable publications. The Content operating segment supplies TV programming to the UK pay-television broadcasting market and its operating results, which are naturally separate from the Cable operating segment, are regularly reviewed by the chief operating decision-maker.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

The following tables present summarized financial information relating to the reportable segments for each of the three years ended December 31, 2003:

	2003		2002
	(Note 2)	2003	Restated	2001
	$ million	£ million	£ million	£ million

CABLE SEGMENT
Cable television	565	317	336	329
Consumer telephony	839	470	495	488
Internet and other	214	120	63	40

Total Consumer Sales Division	1,618	907	894	857
Business Sales Division	496	278	283	268

Third party revenue	2,114	1,185	1,177	1,125
Operating costs and expenses	(1,393)	(781)	(828)	(822)
Depreciation[3]	(680)	(381)	(1,326)	(453)
Amortization of goodwill[2]	—	—	(1,016)	(82)

Operating profit/(loss)	41	23	(1,993)	(232)

Share of net loss of affiliates	—	—	—	(5)
Additions to property and equipment	394	221	458	649
Investment in affiliates	—	—	3	2
Goodwill	546	306	306	1,322
Total assets	5,929	3,323	3,624	5,093

CONTENT SEGMENT
Content Segment	220	123	121	143
Inter-segmental[1]	(18)	(10)	(15)	(14)

Third party revenue	202	113	106	129
Operating costs and expenses	(193)	(108)	(114)	(135)
Depreciation[3]	(14)	(8)	(10)	(16)
Amortization of goodwill[2]	—	—	(429)	(867)

Operating loss	(5)	(3)	(447)	(889)

Share of net profit/(loss) of affiliates and impairment	2	1	(118)	(211)
Additions to property and equipment	4	2	3	4
Investment in affiliates	646	362	373	545
Goodwill	252	141	141	570
Total assets	1,010	566	471	1,239

TOTAL
Cable television	565	317	336	329
Consumer telephony	839	470	495	488
Internet and other	214	120	63	40

Total Consumer Sales Division	1,618	907	894	857
Business Sales Division	496	278	283	268

Total Cable Segment	2,114	1,185	1,177	1,125
Content segment	220	123	121	143
Inter-segmental[1]	(18)	(10)	(15)	(14)

Total revenue	2,316	1,298	1,283	1,254
Operating costs and expenses	(1,586)	(889)	(942)	(957)
Depreciation[3]	(694)	(389)	(1,336)	(469)
Amortization of goodwill[2]	—	—	(1,445)	(949)

Operating profit/(loss)	36	20	(2,440)	(1,121)
Other expense[2]	(334)	(187)	(377)	(690)
Income tax (charge)/benefit	(29)	(16)	28	70

Net loss	(327)	(183)	(2,789)	(1,741)

Share of net profit/(loss) of affiliates and impairment	2	1	(118)	(216)
Additions to property and equipment	398	223	461	653
Investment in affiliates	646	362	376	547
Goodwill	798	447	447	1,892
Total assets	6,939	3,889	4,095	6,332

[1]	Inter-segmental revenues are revenues from sales in our Content Segment which are costs in our Cable Segment and are eliminated on consolidation.[2] In the fourth quarter of 2002, the Group recorded a goodwill impairment charge of £1,445 million and wrote down the value of its investments in affiliates by £130 million. In the fourth quarter of 2001, the Group recorded a goodwill impairment charge of £766 million and wrote down the value of its investments in affiliates by £202 million. [3] In the fourth quarter of 2002, the Group recorded a fixed asset impairment charge of £841 million.”

SCHEDULE 6: THE ESCROW AGENT AGREEMENT

             2004

TELEWEST COMMUNICATIONS PLC

TELEWEST FINANCE (JERSEY) LIMITED

TELEWEST UK LIMITED

TELEWEST GLOBAL, INC.

THE BANK OF NEW YORK

ESCROW AGENT

AGREEMENT

THIS AGREEMENT is made by way of deed on [            ] 2004

BETWEEN:

(1)	TELEWEST COMMUNICATIONS PLC, a public limited company incorporated in England and Wales with registered number 2983307 (Telewest);

(2)	TELEWEST FINANCE (JERSEY) LIMITED, a limited liability company incorporated in Jersey with registered number 77278 (Telewest Jersey);

(3)	TELEWEST UK LIMITED, a private limited company incorporated in England and Wales with registered number 495679 (Telewest UK);

(4)	TELEWEST GLOBAL, INC, a Delaware corporation (New Telewest); and

(5)	THE BANK OF NEW YORK, a New York banking corporation acting through its New York branch (Escrow Agent).

WHEREAS:

A.	Telewest proposes to enter into a creditors’ scheme of arrangement (the Telewest Scheme) under section 425 of the Companies Act 1985 (the Act) with its Scheme Creditors (as defined in the Telewest Scheme).

B.	Telewest Jersey proposes to enter into separate creditors’ schemes of arrangement (the Jersey Scheme) (on identical terms) under both section 425 of the Act and article 125 of the Companies (Jersey) Law 1991 (the Jersey Act) with its Jersey Scheme Creditors (as defined in the Jersey Scheme).

C.	The Telewest Scheme and the Jersey Scheme are set out in Schedules 1 and 2 to the explanatory statement relating to the Schemes prepared in accordance with section 426 of the Act and article 126 of the Jersey Act dated [30 April] 2004.

D.	The Telewest Scheme and the Jersey Scheme provide for the appointment of the Escrow Agent who will be responsible for, amongst other things, holding the New Shares (as defined in the respective Schemes) in custody for, and distributing the Share Entitlements to, the Scheme Creditors and the relevant number of New Shares to Shareholders in accordance with the terms of the Schemes and this Agreement.

E.	In the event that Telewest and/or Telewest Jersey enter into liquidation, Telewest’s and/or Telewest Jersey’s obligations under the Telewest Scheme and the Jersey Scheme will continue to be performed by Telewest and/or Telewest Jersey in liquidation. However, to the extent that the liquidators of Telewest and/or Telewest Jersey wish to close the liquidation whilst the obligations of Telewest and/or Telewest Jersey under the Telewest Scheme and the Jersey Scheme remain to be performed, Telewest UK has agreed to undertake to perform such obligations in the place of Telewest and/or Telewest Jersey provided always that such obligations do not involve the exercise of discretion on behalf of Telewest UK and, as such, are wholly of a mechanical nature, or, to the extent that such obligations would involve the exercise of discretion on behalf of Telewest UK, that the liquidators of Telewest and/or Telewest Jersey set out detailed and comprehensive instructions to Telewest UK as to how that discretion should be exercised. In no event, however, shall Telewest UK be obliged to perform any such obligation to the extent that it would, or may be likely to, prevent qualification of the Financial Restructuring as a tax-free reorganisation for US federal income tax purposes.

F.	The Escrow Agent will undertake to the High Court and the Jersey Court to act in accordance with the terms of this Agreement.

G.	This Agreement is entered into as contemplated by the terms of the Schemes.

H.	It is the intention of the parties that this Agreement be executed as a deed.

IT IS AGREED AND THIS DEED WITNESSES as follows:

1.	INTERPRETATION

1.1	Capitalised terms used in this Agreement shall have the meanings given to them in each Scheme unless otherwise expressly provided in this Agreement.

1.2	In this Agreement:

Agreed Scheme Claim means an Agreed Scheme Claim (as defined in the Telewest Scheme) and/or a Jersey Agreed Scheme Claim (as defined in the Jersey Scheme), as the context requires;

Agreed Scheme Creditor means an Agreed Scheme Creditor (as defined in the Telewest Scheme) and/or a Jersey Agreed Scheme Creditor (as defined in the Jersey Scheme);

Ancillary Claim means an Ancillary Claim (as defined in the Telewest Scheme) and/or a Jersey Ancillary Claim (as defined in the Jersey Scheme);

Bar Date means the Bar Date (as defined in the Telewest Scheme);

Bondholder means a Bondholder (as defined in the Telewest Scheme) and/or a Jersey Bondholder (as defined in the Jersey Scheme);

Business Day means any day other than a Saturday, Sunday or any other day which is a public holiday in England and Wales, Jersey or New York;

Distribution Notice means a notice served by Telewest or Telewest Jersey directing the Escrow Agent to transfer New Shares or cash (as appropriate) comprised in a Scheme Creditor’s Share Entitlement in respect of an Agreed Scheme Claim, to a Scheme Creditor or its Nominated Recipient or, in respect of a Scheme Claim of a Bondholder, to its Participant;

DWAC Instruction means a deposit or withdrawal at custodian instruction given through the DTC;

Effective Date means the Effective Date (as defined in the Telewest Scheme) and/or the Jersey Effective Date (as defined in the Jersey Scheme);

Escrow Account means the Telewest Escrow Account and/or the Jersey Escrow Account, as the context requires and Escrow Accounts means both of them;

Force Majeure means, in relation to any party, any circumstances beyond the reasonable control of that party (including, without limitation, any strike, lock-out or other form of industrial action);

Forms of Proxy means the forms of proxy for use at the Meeting;

Jersey Escrow Account means the account to be established with The Bank of New York to hold New Shares (in physical form or in a DTC account) and cash into which the Escrow Agent will transfer all and any New Shares to which Telewest Jersey becomes entitled from time to time under the terms of the Telewest Scheme;

Jersey Final Distribution means Final Distribution (as defined in the Jersey Scheme);

Jersey Final Distribution Date means the date of the Final Distribution (as defined in the Jersey Scheme);

Known Scheme Creditors means Known Scheme Creditors (as defined in the Telewest Scheme) and/or Jersey Known Scheme Creditors (as defined in the Jersey Scheme);

Notes means the Notes (as defined in the Telewest Scheme) and/or the Jersey Notes (as defined in the Jersey Scheme);

Notified Ancillary Scheme Claim means a Notified Ancillary Scheme Claim (as defined in the Telewest Scheme) and/or a Jersey Notified Ancillary Scheme Claim (as defined in the Jersey Scheme);

Notified Scheme Claim means a Notified Scheme Claim (as defined in the Telewest Scheme) and/or a Jersey Notified Scheme Claim (as defined in the Jersey Scheme);

Notified Scheme Creditor means a Notified Scheme Creditor (as defined in the Telewest Scheme) and/or a Jersey Notified Scheme Creditor;

Schemes means the Telewest Scheme and/or the Jersey Scheme;

Scheme Claim means a Scheme Claim (as defined in the Telewest Scheme) and/or a Jersey Scheme Claim (as defined in the Jersey Scheme);

Scheme Creditor means a Scheme Creditor (as defined in the Telewest Scheme) and/or a Jersey Scheme Creditor (as defined in the Jersey Scheme) and Scheme Creditors means any one or all of them, as the context requires;

Shareholder Distribution Notice means the notice as described in clause 6.1;

Telewest Bondholders means Bondholders (as defined in the Telewest Scheme);

Telewest Escrow Account means the account to be established with The Bank of New York to hold New Shares (in physical form or in a DTC account) and cash;

Telewest Final Distribution means Final Distribution (as defined in the Telewest Scheme);

Telewest Final Distribution Date means the date of the Final Distribution (as defined in the Telewest Scheme);

Transfer Agent means The Bank of New York in its capacity as transfer agent for the shareholders of New Telewest; and

Website means the website to be established by Innisfree M&A Incorporated at www.innisfree-telewest-registration.com for Participants to submit information provided by Bondholders on their Forms of Proxy.

1.3	In this Agreement:

(a)	references to a person include an individual, firm, partnership, company, corporation, unincorporated body of persons and any state or state agency;

(b)	references to a natural person include his estate and personal representatives;

(c)	references to a party to this Agreement include references to the successors or assigns (immediate or otherwise) of that party; and

(d)	references to the singular include the plural and vice versa and words importing one gender shall include all genders.

1.4	Sub-clauses 1.1 to 1.3 above apply unless the contrary intention appears.

1.5	The headings in this Agreement do not affect its interpretation.

2.	COMMENCEMENT

2.1	For the avoidance of doubt, the obligations of the parties pursuant to this Agreement shall have effect from the date of execution of this Agreement.

2.2	Telewest and Telewest Jersey shall notify promptly the Escrow Agent upon the occurrence of the Effective Date and the Jersey Effective Date respectively.

3.	AGREEMENT TO ACT

3.1	The Escrow Agent hereby appointed by each of Telewest and Telewest Jersey agrees to act as custodian of and hold in escrow the New Shares as at the Effective Date (or as soon as practicable thereafter) and to distribute New Shares to Shareholders and Share Entitlements to Scheme Creditors in accordance with the terms of each Scheme and this Agreement.

3.2	The Escrow Agent covenants with each of the other parties to this Agreement to appear by counsel at the hearings to sanction the Telewest Scheme and the Jersey Scheme to provide an undertaking in the form set out in Schedule 1 to this Agreement to the relevant courts.

4.	ESTABLISHMENT OF ESCROW ACCOUNTS

4.1	As soon as reasonably practicable after the date of this Agreement and in any event before the Effective Date, the Escrow Agent undertakes to Telewest and Telewest Jersey that it shall establish the Escrow Accounts. The Escrow Agent shall provide to Telewest and Telewest Jersey prompt written confirmation of the establishment of the Escrow Accounts.

4.2	On the Effective Date, or as soon as practicable thereafter, upon notification from Telewest that the Effective Date has occurred, New Telewest will issue and transfer, via the Transfer Agent, all the New Shares into the Telewest Escrow Account.

4.3	New Shares and any cash applicable to Shareholders or Notified Scheme Creditors will be held by the Escrow Agent in the relevant Escrow Account as bare trustee for the relevant Shareholders or Notified Scheme Creditors (to the extent that their Notified Scheme Claims become Agreed Scheme Claims). The Escrow Agent shall at no time whatsoever have any beneficial interest in the New Shares or any cash held by it pursuant to the Schemes.

4.4	Any dividends paid on any New Shares applicable to Shareholders or Notified Scheme Creditors held by the Escrow Agent in the Escrow Account, or any other payment whatsoever made in respect of the New Shares held in the Escrow Account by the Escrow Agent, shall be paid to and received by the Escrow Agent as follows:

(a)	in the case of New Shares relating to Agreed Scheme Claims, to be held on bare trust absolutely for the relevant Agreed Scheme Creditor and the Escrow Agent shall pay such amounts to that Agreed Scheme Creditor or to that Agreed Scheme Creditor’s Designated DTC Account and/or that Agreed Scheme Creditor’s Nominated Recipient (as appropriate) together with any interest which may have accrued thereon at the time any distribution of New Shares, or the Net Proceeds of Sale thereof, is made to the relevant Agreed Scheme Creditor;

(b)	in the case of New Shares applicable to Notified Scheme Claims that do not at the time such dividend is paid or other payment is made, constitute Agreed Scheme Claims, the Escrow Agent shall hold such amounts in the relevant Escrow Account on bare trust absolutely for the relevant Notified Scheme Creditor until the receipt of a valid Distribution Notice. On receipt of a valid Distribution Notice, the Escrow Agent shall pay such amounts to the relevant Notified Scheme Creditor or that Notified Scheme Creditor’s Designated DTC Account and/or that Notified Scheme Creditor’s Nominated Recipient (as appropriate) together with any interest which may have accrued thereon at the time any distribution of New Shares, or the Net Proceeds of Sale thereof, is made to the relevant Scheme Creditor; and

(c)	in the case of New Shares relating to Shareholders, to be held on bare trust absolutely for the relevant Shareholder and the Escrow Agent shall pay such amounts together with any interest which may have accrued thereon at the time any distribution of New Shares, or the Net Proceeds of Sale thereof, is made to the relevant Shareholder, to the Registrar for onward transmission to the relevant Shareholder.

4.5	The Escrow Agent shall, promptly after receipt or onward transfer of the same pursuant to any of sub-clauses 4.2 to 4.4 above, provide to Telewest and Telewest Jersey (as appropriate) an acknowledgement of the receipt or onward transfer of each part of the New Shares and/or dividends paid, transferred, issued or allotted to it.

4.6	The entity with which any Escrow Account is held may only be changed by the Escrow Agent if the Escrow Agent obtains the consent of Telewest and/or Telewest Jersey, such consent not to be unreasonably withheld. Telewest or Telewest Jersey may also direct the Escrow Agent to change the entity with which any Escrow Account is held, subject to approval by the Escrow Agent, such approval not to be unreasonably withheld.

4.7	The Escrow Agent shall not have, and shall procure that none of its respective delegates shall have, any right of indemnity, set off, combination of accounts or any other right whatsoever to apply the assets comprised in the Escrow Accounts or any of them in discharge or satisfaction of any cost, right of reimbursement, expense, loss or other liability of the Escrow Agent and all such rights are hereby released by the Escrow Agent.

5.	UNDERTAKINGS

5.1	The Escrow Agent agrees that, subject to sub-clause 8.14, it shall have no discretion in the making or withholding of any New Shares or cash (as applicable) or credit or transfer required by a Distribution Notice or a Shareholder Distribution Notice, or portion thereof. Subject to sub-clauses 8.14 and 11.19 below, the Escrow Agent undertakes at all times to comply with the instructions contained in the Distribution Notices and Shareholder Distribution Notices and any other lawful directions given to it by, or on behalf of, Telewest or Telewest Jersey.

5.2	The Escrow Agent undertakes that any distribution or transfer shall only be made following receipt by the Escrow Agent of a Distribution Notice or Shareholder Distribution Notice (as applicable) or any other lawful directions given to it by, or on behalf of, Telewest or Telewest Jersey and then only in accordance with the terms of that Distribution Notice, Shareholder Distribution Notice or other lawful direction.

5.3	Subject to sub-clauses 11.18 and 11.19, the Escrow Agent undertakes that it will take any and all reasonable action required by Telewest and Telewest Jersey in order to give effect to the provisions of the relevant Scheme provided that its proper costs and expenses of doing so (including legal fees) are paid by Telewest or Telewest Jersey, as appropriate.

5.4	Subject as provided in sub-clauses 5.3, 11.18 and 11.19, the Escrow Agent undertakes that, save with the prior written consent of Telewest or Telewest Jersey, it will not take any action affecting the Escrow Accounts or any part of them except where necessary to give effect to the Schemes or the terms of any Distribution Notice or Shareholder Distribution Notice or other lawful direction given to it by, or on behalf of, Telewest or Telewest Jersey.

5.5	The Escrow Agent undertakes in favour of Telewest and Telewest Jersey that it will act honestly and in good faith and will exercise the diligence expected of a reasonably prudent escrow agent in the fulfilment and/or exercise of its duties and obligations under this Agreement.

6.	DISTRIBUTIONS TO SHAREHOLDERS

6.1	Telewest will procure that the Registrar will notify the Escrow Agent, as soon as reasonably practicable, but in any event before 5.00 p.m. (London time) on the Bar Date, of the following:

(a)	the number of New Shares that the ADR Depositary will receive under the Telewest Scheme (excluding, for the avoidance of doubt, any fractional entitlements);

(b)	subject to having been provided by Telewest, the Escrow Agent or the Shareholders themselves in advance with the relevant names, the respective numbers of New Shares that certain Shareholders who have elected to receive New Shares through DTC will receive under the Telewest Scheme (excluding, for the avoidance of doubt, any fractional entitlements);

(c)	the aggregate number of New Shares that Shareholders who will receive their New Shares through CREST will receive under the Telewest Scheme (excluding, for the avoidance of doubt, any fractional entitlements);

(d)	the aggregate number of New Shares that Shareholders in jurisdictions outside the US, the UK and the Republic of Ireland are entitled to receive under the Telewest Scheme (including an analysis per jurisdiction and per individual Shareholder) (excluding, for the avoidance of doubt, any fractional entitlements); and

(e)	the number of New Shares that represent the nominal value of the aggregate fractional entitlements of Shareholders under the Telewest Scheme.

Such notice shall be given by the Registrar on behalf of Telewest and shall constitute a Shareholder Distribution Notice instructing the Escrow Agent to comply with its obligations under this Agreement as set out in sub-clauses 6.2 to 6.6.

6.2	As soon as reasonably practicable after receipt of the notification under sub-clause 6.1(a), the Escrow Agent will notify the ADR Depositary of the number of New Shares it will receive under the Telewest Scheme (excluding, for the avoidance of doubt, any fractional entitlements).

6.3	The Escrow Agent undertakes on the Business Day following the Bar Date, subject to clause 6.5, to:

(a)	transfer the number of New Shares notified to the Escrow Agent pursuant to sub-clause 6.1(a) to the DTC account of the ADR Depositary;

(b)	transfer the number of New Shares notified to the Escrow Agent pursuant to sub-clause 6.1(b) above to the respective DTC accounts of those Shareholders who have elected to receive their New Shares through DTC; and

(c)	transfer the number of New Shares notified to the Escrow Agent pursuant to sub-clause 6.1(c) above to the DTC account of CREST International Nominees Limited.

6.4	The Escrow Agent will, as soon as reasonably practicable after the Business Day following the Bar Date, sell, or procure the sale of, the number of New Shares notified to it pursuant to sub-clause

6.1(e) above on the Open Market and, subject to clauses 6.6 and 6.7, pay the Net Proceeds of Sale of such New Shares to the Registrar for onward transmission to the relevant Shareholders in accordance with their respective fractional entitlements.

6.5	The Escrow Agent will not distribute New Shares, or procure the distribution of New Shares, to Shareholders where such distributions of New Shares to Shareholders in jurisdictions outside the US, the UK and the Republic of Ireland would, or might, in its opinion (subject to the prior consent from Telewest), be unduly onerous or where Telewest directs the Escrow Agent that such distributions would, or might be, prohibited by any relevant law. If directed by Telewest, such direction shall include the details of the aggregate number of New Shares to be sold pursuant to this clause 6.5 and the Escrow Agent shall sell, or procure the sale of, such New Shares on the Open Market and, subject to clauses 6.6 and 6.7, pay the Net Proceeds of Sale to the Registrar for onward transmission to the Shareholders who would otherwise have been entitled to receive such New Shares.

6.6	The Escrow Agent will convert the Net Proceeds of Sale for the Shareholders, other than the ADR Depositary, into the sterling equivalent.

6.7	The price, terms, timing and manner of any sale under this clause 6, and any currency exchange effected by the Escrow Agent in connection with or related to the sale or the proceeds of the sale, shall be at the Escrow Agent’s sole discretion and the Escrow Agent shall have no Liability for any loss or alleged loss arising from such sale or a failure to procure any purchaser for such New Shares (save to the extent such loss or alleged loss is caused by the negligence, wilful default or fraud of the Escrow Agent).

7.	DETERMINATION OF SCHEME CLAIMS

7.1	In accordance with the Schemes, Telewest or Telewest Jersey (as appropriate) shall determine the Scheme Claims, other than the Known Scheme Claims and shall decide whether or not they shall become Agreed Scheme Claims. The Escrow Agent will provide all reasonable assistance to Telewest and Telewest Jersey in their determination of Scheme Claims.

7.2	Bondholders are not required by the terms of the relevant Schemes to complete a Claim Form in respect of their Scheme Claims arising directly out of principal of and unpaid interest under the Notes. Bondholders may complete a Form of Proxy in advance of the relevant Meeting for the purposes both of voting and to inform Telewest or Telewest Jersey (as appropriate) of the name into which they would like the definitive registered certificates representing their holdings of Notes to be registered. The relevant information will be completed by Participants on the Website. Telewest and Telewest Jersey will procure that all information provided on the Website will be transmitted to the Escrow Agent as soon as reasonably practicable on or following the Voting Deadline.

7.3	Before the relevant Meeting, the Escrow Agent undertakes in favour of Telewest and Telewest Jersey:

(a)	to sign the definitive registered certificates of the Notes provided by Telewest and/or Telewest Jersey, in accordance with the terms of the Company Indentures and the Jersey Indenture, requested by Bondholders to be exchanged into definitive form and to hold such definitive form certificates in accordance with the terms of this Agreement; and

(b)	in respect of information submitted on the Website, liaise with each of DTC, Euroclear, Clearstream and Innisfree M&A Incorporated, to ascertain that all Notes, the subject of the information submitted on the Website, have been blocked from trading through the appropriate procedures in the relevant Clearing System.

7.4	After the relevant Meeting, the Escrow Agent undertakes in favour of Telewest and Telewest Jersey:

(a)	to post Claim Forms to each of the Scheme Creditors other than Bondholders (at the addresses provided by them), including any Scheme Creditors that have notified Telewest or Telewest Jersey (as appropriate) that they have Ancillary Claims;

(b)	to collate all hard copy Claim Forms received and check that they have been duly completed;

(c)	to notify the relevant Notified Scheme Creditors of any missing information and any manifest errors in each Claim Form received by it;

(d)	to maintain records of all Claim Forms received and to make such records available to Telewest or Telewest Jersey (as appropriate) at all reasonable times upon request; and

(e)	to provide to Telewest or Telewest Jersey (as appropriate) information on each Notified Scheme Claim for Telewest or Telewest Jersey (as appropriate) to verify the legitimacy and the quantum of such claim.

7.5	Prior to the Effective Date, the Escrow Agent will hold the definitive registered certificates in escrow for the Definitive Holders pending the Effective Date.

7.6	On the Effective Date, upon notice from Telewest or Telewest Jersey, the Escrow Agent shall convert the definitive registered certificates into book-entry interests in the global form of the relevant Notes. The Escrow Agent shall liaise with the registrar of the Notes to ensure that such exchange is recorded in the register of the Notes.

7.7	If (i) either Scheme is not approved at the relevant Meeting; or (ii) the Court does not sanction either Scheme either at first instance, or, if appropriate, on final appeal; or (iii) the Effective Date has not occurred by [ ] or 60 days after the date of any vote by Scheme Creditors to approve the Schemes, subject to that vote occurring on or before [ ] 2004, the Escrow Agent shall, as soon as practicable after the first of (i), (ii) or (iii) to occur, deliver by ordinary uninsured post, definitive registered certificates to the relevant addresses of the Definitive Holders provided on the Forms of Proxy.

8.	INITIAL DISTRIBUTIONS TO SCHEME CREDITORS UNDER THE SCHEMES

8.1	On the Business Day following the Bar Date, or as soon as practicable thereafter, Telewest will deliver to the Escrow Agent the following Distribution Notices identifying the total number of New Shares to be distributed in the Initial Distribution to:

(a)	Telewest Bondholders in respect of each issue of Notes (other than the Jersey Notes);

(b)	the Jersey Escrow Account (in respect of Telewest Jersey’s Scheme Claim in the Telewest Scheme); and

(c)	all other Notified Scheme Creditors with Agreed Scheme Claims at the Bar Date.

8.2	On receipt of the Distribution Notice referred to in sub-clause 8.1(a) above, the Escrow Agent will instruct the Transfer Agent to transfer the total number of New Shares for Telewest Bondholders holding Notes which are eligible in DTC into DTC. The Escrow Agent will instruct DTC to distribute the relevant number of New Shares pro rata to the relevant DTC Participants.

8.3	On receipt of the Distribution Notice referred to in sub-clause 8.1(a) above, the Escrow Agent will instruct the Transfer Agent to transfer the total number of New Shares for Telewest Bondholders holding Notes which are only eligible in Euroclear or Clearstream to the DTC custodian accounts of Euroclear or Clearstream. The Escrow Agent will advise Euroclear and Clearstream to deliver the relevant number of New Shares pro rata to Bondholders holding their Notes which are only eligible in Euroclear or Clearstream.

8.4

(a)         On receipt of the Distribution Notice referred to in sub-clause 8.1(b) above, the Escrow Agent shall transfer Telewest Jersey’s Initial Share Entitlement as Scheme Creditor in the Telewest Scheme to the Jersey Escrow Account.

(b)	On receipt of the New Shares into the Jersey Escrow Account referred to in sub-clause 8.4(a) above, Telewest Jersey will deliver to the Escrow Agent a Distribution Notice identifying the total number of New Shares to be distributed in the Initial Distribution to Jersey Bondholders.

(c)	On receipt of the Distribution Notice referred to in sub-clause 8.4(b) above, the Escrow Agent will instruct the Transfer Agent to transfer the total number of New Shares for Jersey Bondholders into DTC. The Escrow Agent will instruct DTC to distribute the relevant number of New Shares pro rata to the relevant DTC Participants.

8.5	On receipt of the Distribution Notice referred to in sub-clause 8.1(c) above, the Escrow Agent will instruct the Transfer Agent to transfer the total number of New Shares for Notified Scheme Creditors with Agreed Scheme Claims in accordance with sub-clauses 8.7 and 8.8 below.

8.6	The Escrow Agent will liaise with the Clearing Systems to arrange for the Notes to be cancelled on receipt of the New Shares into the Clearing Systems.

8.7	In respect of all Scheme Claims (including Scheme Claims of holders of Eurobell Notes) other than Scheme Claims of Bondholders arising directly out of principal of and unpaid interest under the Notes and the Scheme Claim of Telewest Jersey in the Telewest Scheme, as and when such Scheme Claims become Agreed Scheme Claims, Telewest or Telewest Jersey (as appropriate) will deliver to the Escrow Agent a duly completed Distribution Notice identifying each Notified Scheme Creditor or its Nominated Recipient to which the New Shares are to be transferred, the amount of New Shares or cash (as applicable) to be transferred and the manner of distribution of the Notified Scheme Creditor’s Initial Share Entitlement.

8.8	On receipt of a Distribution Notice requiring the Escrow Agent to transfer New Shares or cash to a Notified Scheme Creditor in accordance with the provisions of the Schemes and its Claim Form, the Escrow Agent shall as soon as reasonably practicable transfer (or procure the transfer) to the relevant Notified Scheme Creditor or to that Notified Scheme Creditor’s Nominated Recipient (as appropriate) a number of New Shares or cash equal to that Notified Scheme Creditor’s Initial Share Entitlement.

8.9	To the extent that there are any fractional entitlements to New Shares in respect of any Agreed Scheme Claim, the fractional entitlements will be rounded down by the Escrow Agent. The Escrow Agent shall aggregate the fractional entitlements and will retain them in escrow for distribution in accordance with the Schemes on the Final Distribution Date.

8.10	In respect of duly completed Distribution Notices received on the day of the Bar Date (but after 5.00 p.m. London time), the Escrow Agent shall transfer the New Shares or cash in accordance with the instructions in the Distribution Notice on the Business Day immediately after the Bar Date.

8.11	In respect of duly completed Distribution Notices received after midnight on the day of the Bar Date, the Escrow Agent shall transfer the New Shares or cash in accordance with the instructions in the Distribution Notice within 2 Business Days of receipt of the Distribution Notice.

8.12	In respect of each Distribution Notice that directs the Escrow Agent to transfer New Shares in certificated form, the Escrow Agent shall instruct the Transfer Agent to transfer New Shares to the relevant Notified Scheme Creditor or the relevant Notified Scheme Creditor’s Nominated Recipient (as appropriate) in certificated form. Telewest or Telewest Jersey will procure that the Transfer Agent complies with the instructions of the Escrow Agent.

8.13	In respect of each Distribution Notice that directs the Escrow Agent to sell a Notified Scheme Creditor’s Share Entitlement, the Escrow Agent shall sell the amount of New Shares represented by such Share Entitlement on the Open Market and account to such Notified Scheme Creditor or that Notified Scheme Creditor’s Nominated Recipient, as the case may be, for the Net Proceeds of Sale.

8.14	The Escrow Agent will not distribute New Shares to a Notified Scheme Creditor or a Notified Scheme Creditor’s Nominated Recipient if the address supplied in the Claim Form is outside of the United Kingdom or the USA and such distributions would or might, in the opinion of the Escrow Agent (subject to the prior consent from Telewest or Telewest Jersey), be unduly onerous or Telewest or Telewest Jersey (as applicable) directs the Escrow Agent that such distributions would, or might be, prohibited by any relevant law. In respect of those New Shares, if directed by Telewest or Telewest Jersey (as applicable), the Escrow Agent shall sell, as soon as reasonably practicable thereafter, or procure the sale of the same, on the Open Market and pay the Net Proceeds of Sale of them to the Notified Scheme Creditor or that Notified Scheme Creditor’s Nominated Recipient, in full satisfaction of that Notified Scheme Creditor’s rights under the Schemes. Any sale undertaken pursuant to such an instruction shall be deemed for the purposes of the Schemes to have been made at the request and authorisation of the relevant Notified Scheme Creditor.

8.15

To the extent that the Escrow Agent is directed to sell New Shares, the price, terms, timing and manner of such sale effected by the Escrow Agent in connection with or related to such sale shall be at the sole discretion of the Escrow Agent and the Escrow Agent shall have no Liability for any loss or alleged loss arising from such sale or a failure to procure any purchaser for such New Shares

(save to the extent such loss or alleged loss is caused by the negligence, wilful default or fraud of the Escrow Agent).

9.	FINAL DISTRIBUTION UNDER THE SCHEMES

9.1	Subject to sub-clause 9.2 below, Telewest and/or Telewest Jersey (as applicable) will notify the Escrow Agent in writing of the Telewest Final Distribution Date and the Jersey Final Distribution Date.

9.2	(a) In the event that there is no Telewest Final Distribution, Telewest will serve a Distribution Notice on the Escrow Agent confirming that there is no Telewest Final Distribution.

(b)	In the event that there is no Jersey Final Distribution, Telewest Jersey will serve a Distribution Notice on the Escrow Agent confirming that there is no Jersey Final Distribution.

9.3	To the extent that any New Shares or cash remain in escrow after:

(a)	all Unresolved Claims and Disputed Claims have become Agreed Scheme Claims, and Scheme Creditors have received their Initial Share Entitlements in respect thereof, or have been conclusively rejected or have been withdrawn;

(b)	all Initial Share Entitlements have been distributed; and

(c)	in respect of Telewest Jersey only, Telewest has made a Final Distribution in respect of the Telewest Scheme, or has served a Distribution Notice pursuant to sub-clause 9.2(a) that there is no Telewest Final Distribution, upon notification from Telewest or Telewest Jersey (as applicable), pursuant to sub-clause 9.1, the Escrow Agent shall transfer, subject to sub-clauses 9.4 and 9.5 below, all the remaining New Shares and cash held in escrow to each of the Scheme Creditors with Agreed Scheme Claims pro rata to the amount of their Agreed Scheme Claims.

9.4

(a)         In respect of Telewest Jersey’s Scheme Claim in the Telewest Scheme, Telewest will deliver the Escrow Agent a Distribution Notice identifying the relevant number of New Shares or cash to be transferred to Telewest Jersey as Scheme Creditor into the Jersey Escrow Account and shall transfer Telewest Jersey’s Final Distribution as Scheme Creditor in the Telewest Scheme to the Jersey Escrow Account.

(b)	On receipt of the New Shares into the Jersey Escrow Account referred to in sub-clause 9.4(a) above, Telewest Jersey will deliver to the Escrow Agent a Distribution Notice identifying the total number of New Shares to be distributed in the Jersey Final Distribution.

9.5	In respect of Bondholders, Telewest or Telewest Jersey (as applicable) will deliver to the Escrow Agent a Distribution Notice identifying the relevant number of New Shares or cash to be distributed to Bondholders in respect of each issue of Notes and the Escrow Agent shall instruct DTC, Euroclear or Clearstream (as applicable) to carry out the transfer.

9.6	In respect of all other Notified Scheme Creditors (other than Bondholders and Telewest Jersey), Telewest or Telewest Jersey (as applicable) will deliver to the Escrow Agent a Distribution Notice identifying the relevant number of New Shares or cash to be distributed to those Notified Scheme Creditors in accordance with the directions given in the Notified Scheme Creditor’s Claim Form, or as directed by Telewest or Telewest Jersey (as applicable).

9.7	To the extent that the provisions of the Schemes regarding fractional entitlements mean that there are New Shares remaining in escrow after the Final Distribution, the Escrow Agent shall aggregate the respective fractional entitlements and sell them on the Open Market, or procure the sale of, the same. The Escrow Agent will remit the Net Proceeds of Sale or New Shares to the NSPCC. The price, terms, timing and manner of such sale effected by the Escrow Agent in connection with or related to such sale shall be at the sole discretion of the Escrow Agent and the Escrow Agent shall have no Liability for any loss or alleged loss arising from such sale or a failure to procure any purchaser for such New Shares (save to the extent such loss or alleged loss is caused by the negligence, wilful default or fraud of the Escrow Agent).

10.	TERMINATION DATE

10.1	On and following the Termination Date, no further Claim Forms will be accepted by or on behalf of Telewest or Telewest Jersey. On the Termination Date (or, to the extent that any Disputed Scheme Claims or Jersey Disputed Scheme Claims are at that time in the process of being determined by the Independent Adjudicator, on the date of final determination of such Scheme Claim by the Independent Adjudicator), Telewest and/or Telewest Jersey will direct the Escrow Agent that the Net Proceeds of Sale of any New Shares and any cash remaining in the Escrow Accounts and not attributable to any Agreed Scheme Claim are to be released to the NSPCC.

10.2	Promptly after each Escrow Account ceases to have any cash or New Shares credited to it, the Escrow Agent shall, subject to obtaining the prior consent of Telewest and Telewest Jersey, arrange for that Escrow Account to be closed.

11.	RIGHTS, POWERS AND DUTIES OF THE ESCROW AGENT

11.1	The Escrow Agent, in its individual capacity or any other capacity, may exercise voting rights and any other rights whatsoever in respect of the New Shares and may deal with New Telewest with the same rights it would have if it were not the Escrow Agent. However, the Escrow Agent shall be under no obligation to exercise its voting rights or any other rights whatsoever in respect of the New Shares (save as may be required by law).

11.2	The duties, responsibilities and obligations of the Escrow Agent shall be limited to those expressly set forth herein and any other duties, responsibilities and obligations agreed between Telewest or Telewest Jersey and the Escrow Agent and no duties, responsibilities or obligations shall be inferred or implied. The Escrow Agent shall not be required to, and nor shall it, undertake any duties, responsibilities or obligations that are contrary to the terms of this Agreement. The Escrow Agent shall not be required to, and nor shall it, expend or risk any of its own funds or otherwise incur any financial liability in the performance of any of its duties under this Agreement save where the same arises as a result of its negligence, misfeasance, breach of duty or wilful default. The Escrow Agent shall incur no liability to Telewest, Telewest Jersey or any other person for errors made by Notified Scheme Creditors (or their agents, advisers or representatives) on their Claim Forms, nor for any fraudulent or otherwise inaccurate Claim Form.

11.3	The Escrow Agent shall be under no obligation to accept or act upon any request or instructions issued by a Scheme Creditor other than with respect to a request or instruction on a Form of Proxy.

11.4	Save to the extent that Telewest, Telewest Jersey or any other person informs the Escrow Agent in writing of an error submitted on the Website, the Escrow Agent shall be entitled to rely on the information provided on the Website and shall not be responsible for its accuracy.

11.5	The Escrow Agent shall not be responsible for, or chargeable with knowledge of, the terms and conditions of any other agreement, instrument or document executed between the other parties, other than the Schemes and the explanatory statement to such Schemes dated [30 April 2004] and such agreements, instruments or documents as may be specifically referred to in the Schemes and in this Agreement.

11.6	Each of Telewest, Telewest Jersey and Telewest UK (as applicable) agrees (subject as provided in sub-clause 11.7) to reimburse the Escrow Agent on demand for, and to indemnify and hold the Escrow Agent harmless against and with respect to, any and all loss, liability, damage or expense (including, but without limitation, reasonable legal fees, costs and disbursements and any taxes it may incur by being a trustee or otherwise of the New Shares) that the Escrow Agent may suffer or incur in connection with it acting in accordance with the Schemes or this Agreement or at the request or direction of Telewest, Telewest Jersey or Telewest UK provided that Telewest and Telewest Jersey do so only in relation to their respective Schemes, except to the extent that such loss, liability, damage or expense arises from the Escrow Agent’s own negligence, misfeasance, breach of duty or wilful default or other breach by it of this Agreement.

11.7	In case any action shall be brought against the Escrow Agent (the indemnified person) in respect of which recovery may be sought from Telewest, Telewest Jersey or Telewest UK (as applicable) (the indemnifier), under sub-clause 11.6, the indemnified person shall promptly notify the indemnifier in writing. Subject to sub-clause 11.8, the indemnifier may participate at its own expense in the defence of any action.

11.8	If it so elects within a reasonable time after receipt of the notice referred to in sub-clause 11.7, the indemnifier may assume the defence of the action with legal advisers chosen by it. Notwithstanding such election the indemnified person may employ separate legal advisers, and the indemnifier shall bear the fees and expenses of such separate legal advisers, if:

(a)	the use of the legal advisers chosen by the indemnifier to represent the indemnified person would, in the sole opinion of the Escrow Agent, present such legal advisers with a conflict of interest;

(b)	the actual or potential defendants in, or targets of, any such action include both the indemnified person and the indemnifier and the indemnified person concludes that there may be legal defences available to it which are different from or additional to those available to the indemnifier; or

(c)	the indemnifier has not employed legal advisers satisfactory to the indemnified person to represent the indemnified person within a reasonable time after notice of the institution of such action.

If the indemnifier assumes the defence of the action, the indemnifier shall not be liable for any fees and expenses of legal advisers of the indemnified person incurred thereafter in connection with the action, except as stated above.

11.9	Telewest, Telewest Jersey and Telewest UK (as applicable) shall not be liable in respect of any settlement of any action effected without its consent, such consent not to be unreasonably withheld or delayed. Telewest, Telewest Jersey and Telewest UK (as applicable) shall not, without the prior written consent of the indemnified person, where the indemnified person is an actual, or is reasonably likely to be a potential, party to such claim or action, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim or action in respect of which recovery may be sought under this Agreement unless such settlement, compromise or consent includes an unconditional release of the indemnified person from all liability arising out of such claim or action and does not include a statement as to, or an admission of, fault, culpability or failure to act by or on behalf of the indemnified person.

11.10	The Escrow Agent may obtain and pay for such reasonable legal or other expert advice or services as it may reasonably consider necessary in relation to this Agreement, and may rely on the opinion of, or advice obtained from, any accountant, lawyer or other expert of good repute and shall incur no liability and shall be fully protected in acting in good faith in accordance with such opinion or advice.

11.11	The Escrow Agent shall be at liberty to hold this Agreement and any other documents relating to it or to deposit them in any part of the world with any banker or banking company or company whose business includes undertaking the safe custody of documents or lawyer or firm of lawyers considered by the Escrow Agent to be of good repute and the Escrow Agent shall not be responsible for or be required to insure against any liability incurred in connection with any such holding or deposit and may pay all sums required to be paid on account of or in respect of any such deposit.

11.12	The Escrow Agent shall not (unless and to the extent ordered so to do by a court of competent jurisdiction) be required to disclose to any Scheme Creditor any information (including, without limitation, information of a confidential, financial or price sensitive nature) made available to it by any other party to this Agreement or any other person in connection with this Agreement.

11.13	The Escrow Agent shall not be required to take any legal action or proceedings unless it has been indemnified and/or provided with security to its reasonable satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages, expenses and liabilities which it may incur by so doing.

11.14	Each of Telewest, Telewest Jersey and Telewest UK agrees (a) that it will not take any proceedings, or assert or seek to assert any claim, against any officer or employee of the Escrow Agent in respect of any claim it might have against the Escrow Agent or in respect of this Agreement and (b) that any officer or employee of the Escrow Agent may enforce this provision.

11.15	The Escrow Agent may (without any responsibility for any resulting loss) rely on:

(a)	any written communication, certificate, legal opinion or other document received or obtained by it in the course of performing its obligations under this Agreement and believed by it to be genuine and correct and to have been signed by, or with the authority of, the proper person; and

(b)	any written statement made to it in the course of, and as part of, performing its obligations under this Agreement by a director, officer, partner or employee of any person regarding any matters which may reasonably be assumed to be within the maker’s knowledge or within the maker’s power to verify.

11.16	Any opinion, advice or information described in sub-clause 11.15 on which the Escrow Agent relies or intends to rely may be sent or communicated by letter or facsimile transmission. The Escrow Agent shall not be liable for acting properly and in accordance with this Agreement on any opinion, advice or information which is so conveyed, unless the opinion, advice or information contains some error of which the Escrow Agent is aware or which is manifest.

11.17	The Escrow Agent may provide advisory or other services to or engage in any kind of business with any person party to, or affected by, the arrangements the subject of this Agreement and may do so without any obligation to account to or disclose any such arrangements to any person except to the extent that to do so would place the Escrow Agent in a position where it has a conflict of interest with its rights, duties and obligations in this Agreement or the Schemes. The Escrow Agent shall ensure that no employees or officers charged with the functions set out in this Agreement shall be involved in or assist in the provision of advice or other services to any other person in respect of the Schemes. The Escrow Agent shall maintain effective systems to ensure that no confidential information held by it as a result of its appointment as Escrow Agent under this Agreement regarding the Telewest Scheme or the Jersey Scheme shall be accessible to any employee of the Escrow Agent for purposes other than carrying out its duties as Escrow Agent.

11.18	The Escrow Agent may exercise any of its rights and perform any of its duties, obligations and responsibilities under this Agreement through its agents and employees and, provided that it has exercised reasonable care in the selection of any such agent or employee, shall not be responsible for any misconduct or omission on the part of, or be bound to supervise the proceedings or acts of, any such agent or employee save where the same arises as a result of its negligence or wilful default. Any such agent or employee which is engaged in any profession or business shall be entitled to charge and be paid all usual reasonable fees, expenses and other charges for its services.

11.19	The Escrow Agent may refrain from doing anything which would or might in its opinion be contrary to any law or any directive or regulation having the force of law to which it is subject or which would or might otherwise render it liable to any person and may do anything which is, in its reasonable opinion, necessary to comply with such law, directive or regulation.

12.	INVESTMENTS

12.1	The Escrow Agent must credit all interest earned (if any) and dividends or other cash received in respect of any assets in any Escrow Account (Profits) to the relevant cash account forming part of that Escrow Account until payment or transfer to Scheme Creditors and Shareholders, or to the NSPCC (if appropriate) in accordance with the provisions of this Agreement.

13.	TERMINATION

13.1	Upon closure of all of the Escrow Accounts in accordance with the terms of this Agreement, the Escrow Agent shall have no further duties, responsibilities or obligations hereunder save for such obligations as may have arisen prior to such closure, which obligations have not as at the time of such closure been fulfilled or discharged.

14.	REPRESENTATIONS AND WARRANTIES

14.1	Each of the parties to this Agreement represents and warrants to each of the others that it has the capacity, power and authority to enter into this Agreement and that the obligations assumed by it (if any) are legal, valid and binding obligations on it.

14.2	Each of the parties to this Agreement represents and warrants to each of the others that neither the execution by it, nor the performance by it of its respective obligations (if any) in accordance with the terms, of this Agreement will:

(a)	so far as that party is aware (which for these purposes and in respect of the Escrow Agent includes those employees of the Escrow Agent charged with the functions set out in this Agreement), violate or conflict with, or constitute a default under, any agreement or other obligation to which that party to its knowledge is subject or by which it is bound; or

(b)	so far as that party is aware, contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgement, order or decree which is binding on it.

14.3	Each of the parties to this Agreement represents and warrants to each of the other parties that it has obtained the power, capacity and authority to execute, and perform its respective obligations (if any) in accordance with the terms of, this Agreement.

15.	FEES AND EXPENSES

15.1	The Escrow Agent shall be paid fees and expenses for its services under this Agreement in accordance with the fee letter between Telewest and the Escrow Agent, dated 16 March 2004.

15.2	If Telewest or Telewest Jersey asks the Escrow Agent to carry out any significant task outside the scope of this Agreement, the Escrow Agent may require a reasonable sum on account of expected fees and expenses and may decline to continue or begin such task until such payment is received by it.

16.	FURTHER ASSURANCE

16.1	The parties shall do and execute, or procure to be done and executed, all necessary acts, deeds and documents, including, but not limited to, giving the necessary instructions and/or notifications to DTC, Euroclear and/or Clearstream (and giving the necessary instructions to their solicitors, to effect the release of the contents of any of the Escrow Accounts in accordance with any termination of any of them pursuant to clause 13) and shall provide each other with commercially reasonable mutual support for the purposes of doing so to give effect to the terms of this Agreement.

17.	FURTHER TERMS AND CONDITIONS

17.1	If at any time the Escrow Agent is served with any judicial or administrative order, judgement, decree, writ or other form of judicial or administrative process which in any way affects the Escrow Accounts (each a Judicial Notice), the Escrow Agent may comply therewith in any manner as it or legal counsel of its choosing deems appropriate; provided that, if reasonably practicable, it shall notify Telewest and/or Telewest Jersey (as appropriate) of such Judicial Notice received and shall use its best efforts to discuss the manner in which it proposes to comply with that Judicial Notice with Telewest and/or Telewest Jersey (as appropriate) prior to doing so. If the Escrow Agent complies with any Judicial Notice, it shall not be liable to any other person or entity even though such Judicial Notice may be subsequently modified or vacated or otherwise determined to have been without legal force or effect.

17.2	The Escrow Agent shall provide Telewest and Telewest Jersey with quarterly statements identifying the transactions, charges (if any) and Profits earned (if any) on the Escrow Accounts and undistributed balances of the Escrow Accounts.

17.3	Subject to the provisions of sub-clause 17.4, the Escrow Agent may resign at any time by giving to Telewest and Telewest Jersey not less than 60 days’ prior written notice.

17.4	If the Escrow Agent has given notice of resignation as provided in sub-clause 17.3, a successor escrow agent shall be appointed by Telewest and Telewest Jersey. A resignation of the Escrow Agent shall not become effective until a successor escrow agent is appointed. The Escrow Agent shall ensure that the successor escrow agent becomes the custodian of the Escrow Accounts and the successor escrow agent shall have all the rights, powers and duties of the Escrow Agent under this Agreement.

17.5	Telewest or Telewest Jersey (as appropriate) may terminate the Escrow Agent’s appointment under this Agreement at any time and with immediate effect by serving written notice on the Escrow Agent.

17.6	Upon termination of the Escrow Agent’s appointment, under sub-clause 17.3 or 17.5, the Escrow Agent shall ensure that Telewest or Telewest Jersey (or any successor escrow agent appointed) becomes custodian of the Escrow Accounts. The Escrow Agent shall deliver to Telewest or Telewest Jersey all books, records and documentation (including, for the avoidance of doubt, any Claim Forms received by the Escrow Agent) received or created by the Escrow Agent in connection with or in relation to this Agreement and/or the Schemes. The Escrow Agent shall cooperate fully with Telewest and Telewest Jersey and any such successor escrow agent, subject only to the reimbursement of its reasonable fees and expenses (including legal fees) in connection therewith.

17.7	None of the parties to this Agreement shall be in breach of its obligations (if any) under this Agreement as a result of any delay or non-performance of its obligations (if any) under this Agreement arising from any Force Majeure.

17.8	To the extent that the liquidators of Telewest and Telewest Jersey wish to close the liquidation whilst the obligations of Telewest and Telewest Jersey under the Telewest Scheme and the Jersey Scheme remain to be performed, Telewest UK has agreed to undertake to perform such obligations in the place of Telewest and Telewest Jersey provided always that such obligations do not involve the exercise of discretion on behalf of Telewest UK and, as such, are wholly of a mechanical nature, or, to the extent that such obligations would involve the exercise of discretion on behalf of Telewest UK, that the liquidators of Telewest and Telewest Jersey set out detailed and comprehensive instructions to Telewest UK as to how that discretion should be exercised. In no event, however, shall Telewest UK be obliged to perform any such obligation to the extent that it would, or may be likely to, prevent qualification of the Financial Restructuring as a tax-free reorganisation for US federal income tax purposes. Accordingly, any such obligations expressed in this Agreement to be performed by Telewest or Telewest Jersey will be novated to Telewest UK as at the date of the conclusion of the winding up of Telewest and Telewest Jersey (as applicable).

18.	COUNTERPARTS

18.1	This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

19.	NOTICES

19.1	Any notice or other document to be served under this Agreement may be delivered or sent by post or facsimile process to the party to be served as follows:

Telewest Communications plc

Address:	160 Great Portland Street London W1W 5QA United Kingdom

Fax:	+44 20 7299 5495

For the attention of:	General Counsel

Telewest Finance (Jersey) Limited

Address:	160 Great Portland Street London W1W 5QA United Kingdom

Fax:	+44 20 7299 5495

For the attention of:	General Counsel

Telewest UK Limited

Address:	160 Great Portland Street London W1W 5QA United Kingdom

Fax:	+44 20 7299 5495

For the attention of:	General Counsel

With a copy to:

Address:	Fried, Frank, Harris, Shriver & Jacobson (London) LLP 99 City Road London EC1Y 1AX United Kingdom

Fax:	+44 20 7972 9602

For the attention of:	Timothy Peterson

Telewest Global, Inc.

Address:	c/o CT Corporation System 1209 Orange Street Wilmington Delaware 19801 United States of America

For the attention of:	General Counsel

With a copy to:

Address:	Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York NY 10004 United States of America

Fax:	+1 212 859 4000

For the attention of:	Brad Eric Scheler

The Bank of New York

Address:	101 Barclay Street New York NY 10286 United States of America

Fax:	+1 212 815 5802

With a copy to:

Address:	Corporate Trust Administration The Bank of New York One Canada Square London E14 5AL

Fax:	+44 20 7964 4895

For the attention of:	Trevor Blewer

or at such other address or facsimile number as it may have notified to the other parties in accordance with this clause. Any notice or other document sent by post shall be sent by prepaid first class post (if within the United Kingdom) or by prepaid airmail (if elsewhere).

19.2	In proving service of a notice or document it shall be sufficient to prove that delivery was made or that the envelope containing the notice or document was properly addressed and posted (either by prepaid first class post or by prepaid airmail, as the case may be) or that the facsimile message was properly addressed and despatched and a confirmation of transmission was received, as the case may be.

20.	THIRD PARTY RIGHTS

20.1	No person, other than those set out in clause 11.14, who is not a party to this Agreement may enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999.

21.	GOVERNING LAW AND JURISDICTION

21.1	This Agreement, in relation to which time shall be of the essence, is governed by, and shall be construed in accordance with, the laws of England. Each party irrevocably agrees that the courts of England are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and that accordingly any suit, action or proceeding arising out of or in connection with this Agreement (together referred to as Proceedings) may be brought in such courts. Each party irrevocably waives any objection which it may have now or hereafter to the laying of the venue of any Proceedings in the courts of England and any claim that any Proceedings have been brought in an inconvenient forum.

21.2	The Bank of New York appoints the General Manager at the London branch of The Bank of New York as its agent for service of process in England in respect of any Proceedings and undertakes that in the event of such agent ceasing so to act it will immediately appoint another person as its agent for that purpose. Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

IN WITNESS of which this Agreement has been executed as a deed and has been delivered on the date which appears first on page 1.

EXECUTED and DELIVERED as a DEED for and on behalf of TELEWEST COMMUNICATIONS PLC acting by [ ] and [ ]	director
director/secretary

EXECUTED and DELIVERED as a DEED for and on behalf of TELEWEST FINANCE (JERSEY) LIMITED acting by [ ] and [ ]	director
director/secretary

EXECUTED and DELIVERED as a DEED for and on behalf of TELEWEST UK LIMITED acting by [ ] and [ ]	director

director/secretary

EXECUTED and DELIVERED as a DEED for and on behalf of TELEWEST GLOBAL, INC. acting by [ ] acting on the authority of that company in the presence of:

Witness signature

Name

Address

EXECUTED and DELIVERED as a DEED for and on behalf of THE BANK OF NEW YORK acting by [ ] acting on the authority of that company in the presence of:

Witness signature

Name

Address

SCHEDULE I

IN THE MATTER OF TELEWEST COMMUNICATIONS PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

UNDERTAKING

1	We, The Bank of New York, refer to the document containing the Explanatory Statement presently intended to be dated [ ] 2004 and to be despatched to certain creditors of Telewest Communications plc (“the Company”) and made available to certain other persons on that date in connection with the proposed scheme of arrangement in respect of the Company under Section 425 of the English Companies Act 1985 in its present form or with or subject to any modification or condition approved by English Court (“the Scheme”) and between the Company and certain creditors, a draft of which is annexed hereto and marked “A”.

2	We, The Bank of New York, hereby IRREVOCABLY AGREE AND UNDERTAKE with the [High Court of Justice of England and Wales] [the Royal Court of Jersey] to perform our designated functions and comply with our obligations as Escrow Agent respectively subject to and in accordance with the terms of the Escrow Agent Agreement dated [ ] between inter alios ourselves and the Company.

The Bank of New York

SCHEDULE 7: FORM OF PROXY FOR TELEWEST SCHEME FOR TELEWEST BONDHOLDERS

(TELEWEST ALTERNATIVE A)

IN THE HIGH COURT OF JUSTICE OF ENGLAND AND WALES

CHANCERY DIVISION

IN THE MATTER OF TELEWEST COMMUNICATIONS PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

UNDER SECTION 425 OF THE COMPANIES ACT 1985

between

TELEWEST COMMUNICATIONS PLC

and

THE TELEWEST SCHEME CREDITORS

TELEWEST ALTERNATIVE A

Record Date: [30 April 2004]	FORM OF PROXY FOR TELEWEST SCHEME FOR TELEWEST BONDHOLDERS	Voting Deadline: [7.00 p.m. on 27 May 2004]

Instructions for completing and transmitting this Form of Proxy:

1.	This form should only be completed by and on behalf of Bondholders (i.e. persons who have an account with a Participant) and who are the ultimate beneficial owners of Notes as at the Record Date. By completing this Form of Proxy, Bondholders will provide authorisations for the Notes to be exchanged for definitive registered certificates by the Participant who holds their Notes. This will constitute them as Scheme Creditors for the purposes of the Scheme, and is necessary in order to enable Bondholders to vote.

2.	If you are a Bondholder, but hold Notes as at the Record Date on behalf of a third party, please contact the Agent. If you are a Bondholder and have transferred or assigned your Notes after the Record Date or you have acquired Notes after the Record Date, please contact the Agent. If you are not a Bondholder, please complete the Form or Proxy for Telewest Scheme Creditors other than Telewest Bondholders (Telewest Alternative B) and a separate Claim Form. If you are a Bondholder and have a separate Scheme Claim arising out of the Notes, complete a separate Form of Proxy (Telewest Alternative B), providing a description of that Scheme Claim. A separate Claim Form will also need to be completed in respect of that Scheme Claim. If you are a Holder of Jersey Notes, please complete the Form of Proxy entitled Jersey Alternative A.

3.	Box 1 is to be completed by the Participant. This should be completed before a Bondholder receives this form. The Bondholder should check the details are correct and then continue to Box 2.

PLEASE NOTE THAT A SEPARATE FORM OF PROXY MUST BE COMPLETED IN RESPECT OF EACH ISSUE OF NOTES IN WHICH YOU HAVE HOLDINGS.

4.	Box 2 is the Bondholder’s certification box. The Bondholder should complete all the details and sign in the appropriate place.

5.	Box 3 is the Bondholder’s voting instruction.

(i)	The Bondholder should detail at part (a) whether it would like to appoint the chairman of the Telewest Meeting or itself or another person as its proxy-holder.

(ii)	If the Bondholder would like to appoint the chairman as its proxy-holder, it should indicate at (c) whether it would like the chairman to vote for or against the Telewest Scheme. The chairman can only vote as directed and cannot be directed to vote at his discretion. The Bondholder should not therefore complete (b) if it appoints the chairman of the Telewest Meeting as its proxy-holder.

(iii)	If the Bondholder does not wish to appoint the chairman of the Telewest Meeting as its proxy-holder, the Bondholder should complete the details of its chosen proxy-holder (which may include itself or an employee) at (a)(ii). The Bondholder can detail at (b) either that it wishes its proxy-holder to vote at its own discretion or to vote in accordance with its instructions for or against the Telewest Scheme. If the Bondholder does not want its proxy-holder to vote at his own discretion, the Bondholder should also complete (c).

(iv)	The proxy-holder must produce an appropriate proof of personal identity (for example, his or her passport or driving licence with photo-card) at the Telewest Meeting in order to verify their identity and gain admission to the Telewest Meeting.

6.	THE VOTING DEADLINE IS AT [7.00 P.M.] ON [27 MAY 2004]. PLEASE MAKE SURE YOU RETURN THIS FORM TO YOUR PARTICIPANT IN SUFFICIENT TIME TO ENABLE YOUR PARTICIPANT TO ARRANGE FOR YOUR VOTE TO BE CAST, AND TO MAKE THE NECESSARY ARRANGEMENTS TO HAVE DEFINITIVE REGISTERED CERTIFICATES ISSUED IN YOUR NAME, BEFORE THE VOTING DEADLINE.

General instructions

1.	The person appointed under this Form of Proxy must attend the Telewest Meeting in person to represent you.

2.	All references to defined terms in this Form of Proxy are to be given the same meaning as in the Explanatory Statement and the Scheme Document.

1	TELEWEST SCHEME CLAIM AND CERTIFICATION BY PARTICIPANTS	(BOX 1)

PLEASE INCLUDE ALL DETAILS REQUESTED OR ATTACH A LABEL PROVIDING DETAILS OF THE BONDHOLDER ACCOUNT NAME, CUSIP OR ISIN NUMBER, PRINCIPAL AMOUNT, PARTICIPANT NAME AND DTC/EUROCLEAR/CLEARSTREAM ACCOUNT NUMBER.

By completing this Box 1 the Participant certifies that:

(a)	it was a Participant as at the Record Date;

(b)	as at the Record Date, it held in its account (details of which are set out in this Box 1) an interest in the aggregate, unpaid principal amount of Notes as detailed at (iii) below, on behalf of the Bondholder.

Please complete (i) (ii) (iii) and (iv) with details of the Bondholder’s Telewest Scheme Claim. A separate Form of Proxy must be completed in respect of each issue of Notes held by the Bondholder.

(i)	Bondholder Account Name:

Account number:

Name of Participant:

Participant number:

Account address:

Telephone number:

Fax number:

(ii)	The Notes detailed at (iii) and (iv) above are held through:

☐	DTC

☐	Euroclear

☐	Clearstream

(iii)	PLEASE CHECK ONE BOX ONLY

☐	5 1/4 per cent. Fixed Convertible Notes issued by Telewest due 19 February 2007 ISIN: XS0094678587

☐	5 1/4 per cent. Fixed Convertible Notes issued by Telewest due 19 February 2007 ISIN: XS0094678827

☐	9 7/8 per cent. Senior Discount Notes issued by Telewest due 15 April 2009 ISIN: XS0109484799

☐	9 7/8 per cent. Senior Discount Notes issued by Telewest due 1 February 2010 ISIN: XS0117774900

☐	9 5/8 per cent. Debentures issued by Telewest due 1 October 2006 CUSIP: 87956R AA 9

☐	11 per cent. Debentures issued by Telewest due 1 October 2007 CUSIP: 87956R AB 7

☐	11 1/4 per cent. Senior Notes issued by Telewest due 1 November 2008 CUSIP: 87956P AD 7

☐	9 1/4 per cent. Senior Discount Notes issued by Telewest due 15 April 2009 CUSIP: 87956P AL 9

☐	9 7/8 per cent. Senior Notes issued by Telewest due 1 February 2010 CUSIP: 87956P AQ 8

☐	11 3/8 per cent. Senior Discount Notes issued by Telewest due 1 February 2010 CUSIP: 87956P AN 5

(iv)	Principal amount:

2 CERTIFICATION BY THE BONDHOLDER	(BOX 2)

TO BE COMPLETED BY ALL BONDHOLDERS

By returning this Form of Proxy, the Bondholder certifies that it:

(a) was at the Record Date the ultimate beneficial owner of Notes in the aggregate unpaid principal amount set out in Box 1;

(b) has full power and authority to complete this Form of Proxy with respect to the Notes listed in Box 1;

(c) has received a copy of the Explanatory Statement;

(d) authorises the Participant listed in Box 1 to take the necessary action to arrange for the Notes listed in Box 1 to be exchanged for definitive registered certificates in the name and details set out below;

(e) authorises the Participant listed in Box 1 to take the necessary action with regard to its proxy instruction as given in Box 3 to allow the Bondholder to attend and vote (either by person or by proxy) at the Meeting; and

(f) authorises the issuer and the registrar to take the necessary action with respect to the Notes listed in Box 1 (which have been exchanged for definitive certificates pursuant to clause (d) above and issued in the name set out below), to arrange for the definitive registered certificates to be exchanged for a book entry interest in a global Note at Telewest’s discretion immediately following the Telewest Meeting, including directing the Depositary to credit the account of the Participant listed in Box 1 in an amount equal to the book entry interest to be created.

Name of Bondholder:

Signature:

Name and title of person signing: (if Bondholder is a company)

Address:

Tel No:

Taxpayer Identification Number (optional):

Date:

3	FORM OF PROXY AND VOTE				(BOX 3)

TO BE COMPLETED BY ALL BONDHOLDERS

The Bondholder identified in Box 2 hereby:

(a)	appoints the following person as its proxy-holder (please check one box in (a) only and then follow the arrows as directed):

	(i) THE CHAIRMAN OR	(ii) YOURSELF OR OTHER PROXY
	Ú		Ú
	☐ The chairman, in accordance with the instructions given in	☐ the person whose details are given immediately below, in accordance with the instructions given in paragraphs (b) and (c) below:
	paragraph (c) below	Name:
	(if you check this	Address:
box, proceed directly
	to (c) below)	Tel no:
Passport no:
Ú

(b) instructs its proxy-holder to vote as instructed below (please check one box in (b) only):
	Ú	(i) ☐ to vote on all matters arising at his own discretion (if you check this box do not complete (c))		OR (ii)	☐ in accordance with the instructions given in paragraph (c) below. Ú

(c)	instructs its proxy-holder/chairman (please check one box in (c) only):

☐ to vote FOR the Telewest Scheme			☐ to vote AGAINST the Telewest Scheme

NB. Complete this section if you have appointed the chairman of the meeting as your proxy-holder or if you have chosen to give specific instructions to your proxy-holder in section (b) above.

IF YOU HAVE ANY QUESTIONS

If you have any questions regarding this Form of Proxy or the voting procedures or if you need a Form of Proxy or additional copies of the Scheme Document or Explanatory Statement or other enclosed materials, please call the Agent on 877 750 2689 (toll free from the US), 0800 917 2009 (toll free from the UK) or +1 412 209 1704 (from outside the US or the UK) or refer to Telewest’s website (www.telewest.co.uk).

SCHEDULE 8: FORM OF PROXY FOR TELEWEST SCHEME FOR SCHEME CREDITORS

OTHER THAN TELEWEST BONDHOLDERS AND JERSEY BONDHOLDERS (TELEWEST ALTERNATIVE B)

IN THE HIGH COURT OF JUSTICE OF ENGLAND AND WALES

CHANCERY DIVISION

IN THE MATTER OF TELEWEST COMMUNICATIONS PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

UNDER SECTION 425 OF THE COMPANIES ACT 1985

between

TELEWEST COMMUNICATIONS PLC

and

THE TELEWEST SCHEME CREDITORS

TELEWEST ALTERNATIVE B

Record Date [30 April 2004]	FORM OF PROXY FOR TELEWEST SCHEME FOR SCHEME CREDITORS OTHER THAN TELEWEST BONDHOLDERS AND JERSEY BONDHOLDERS IN RELATION TO PRINCIPAL AND INTEREST	Voting Deadline: [7.00 p.m. on 27 May 2004]

Instructions for completing and transmitting this Form of Proxy:

1.	This form should only be completed by persons who are Scheme Creditors as at the Record Date. If you are a Scheme Creditor who holds Notes through a Participant as at the Record Date, please complete the Form of Proxy for Telewest Scheme for Telewest Bondholders (Telewest Alternative A). If you are a Bondholder or Scheme Creditor and have a separate Scheme Claim arising out of the Notes other than in relation to interest or principal (an Ancillary Claim), complete this Form of Proxy in respect of that Ancillary Claim. If you hold Notes through a Participant but, as at the Record Date, hold these Notes on behalf of a third party, please contact the Agent.

2.	Box 1 is to be completed for each Telewest Scheme Claim held. Complete part (i) and part (ii).

PLEASE NOTE THAT A SEPARATE FORM OF PROXY MUST BE COMPLETED IN RESPECT OF EACH TELEWEST SCHEME CLAIM.

Please note that if you submit a Form of Proxy in respect of an Ancillary Claim for an amount greater than the amount of principal of, and interest that has accrued and remains unpaid on, the relevant Notes, you must also supply either (i) conclusive evidence that the difference between the price you paid for the Notes to which the

Ancillary Claim relates and the price at which the relevant Notes were sold was for a corresponding amount greater than such principal and interest amount or (ii) a memorandum which gives particulars of the facts on which you rely and identify the legal basis for the Ancillary Claim. If such evidence is not supplied, the chairman will only admit the vote in the amount of principal and interest that, as at the date of the Telewest Meeting, has accrued and remains unpaid on the relevant Notes.

3.	Box 2 is the certification box. Complete all the details and sign in the appropriate place.
4.	Box 3 is your voting instruction.
(i)	Detail at part (a) whether you would like to appoint the chairman of the Telewest Meeting or yourself or another person as your proxy-holder.
(ii)	If you would like to appoint the chairman as your proxy-holder, please indicate at (c) whether you would like the chairman to vote for or against the Telewest Scheme. The chairman can only vote as directed and cannot be directed to vote at his discretion. There is no need to complete (b) if you appoint the chairman of the Telewest Meeting as your proxy-holder.
(iii)	If you do not wish to appoint the chairman of the Telewest Meeting as your proxy-holder, please complete the details of your chosen proxy-holder (which may include yourself or an employee) at (a)(ii). You can detail at (b) either whether you wish your proxy-holder to vote at his own discretion or to vote in accordance with your instructions for or against the Telewest Scheme. If you do not want your proxy-holder to vote at his own discretion, please also complete (c).

(iv)	The proxy-holder must produce an appropriate proof of personal identity (for example, his or her passport or driving licence with photo-card) at the Telewest Meeting in order to verify their identity and gain admission to the Telewest Meeting.

5.	THE VOTING DEADLINE IS [AT 7.00 P.M.] ON [27 MAY 2004]. PLEASE MAKE SURE YOU RETURN THIS FORM TO THE AGENT IN SUFFICIENT TIME FOR YOUR VOTE TO BE CAST.

6.	This Form of Proxy should be sent to the following address:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

USA

Attention: Telewest Tabulation

General instructions

1.	The person appointed under this Form of Proxy must attend the Telewest Meeting in person to represent you.

2.	All references to defined terms in this Form of Proxy are to be given the same meaning as in the Explanatory Statement and the Scheme Document.

1	TELEWEST SCHEME CLAIM	(BOX 1)

The Telewest Scheme Creditor, identified in Box 2, certifies that as at the Record Date, the undersigned held a Scheme Claim arising out of an interest identified at (i) below in the aggregate unpaid principal amount identified at (ii) below:

(i)	PLEASE CHECK ONE BOX ONLY:

☐	5 per cent. Accreting Convertible Notes issued by Telewest due 2003 (the “Eurobell Notes”)

☐	Jersey Intercompany Debt

☐	Other Scheme Claim arising indirectly out of the Notes (an “Ancillary Claim”) (please provide details and, if appropriate, the additional information identified at Note 2 above):

Please use a continuation sheet if necessary

(ii)	Principal amount:

2	CERTIFICATION	(BOX 2)

TO BE COMPLETED BY ALL TELEWEST SCHEME CREDITORS

By returning this Form of Proxy, the Telewest Scheme Creditor certifies that it:

(a) was at the Record Date a Telewest Scheme Creditor;

(b) has full power and authority to vote at the Telewest Meeting with respect to the Telewest Scheme Claim listed in Box 1; and

(c) has received a copy of the Explanatory Statement.

Nameof Telewest Scheme Creditor:

Signature:

Nameand title of person signing: (if Telewest Scheme Creditor is a company)

Address:

Tel No:

Date:

3	FORM OF PROXY AND VOTE				(BOX 3)

TO BE COMPLETED BY ALL TELEWEST SCHEME CREDITORS

The Telewest Scheme Creditor identified in Box 2 hereby:

(a)	appoints the following person as its proxy-holder (please check one box in (a) only and then follow the arrows as directed):

	(i) THE CHAIRMAN OR	(ii) YOURSELF OR OTHER PROXY
	Ú		Ú
	☐ The chairman, in accordance with the instructions given in	☐ the person whose details are given immediately below, in accordance with the instructions given in paragraphs (b) and (c) below:
	paragraph (c) below	Name:
	(if you check this	Address:
box, proceed directly
	to (c) below)	Tel no:
Passport no:
Ú

(b) instructs its proxy-holder to vote as instructed below (please check one box in (b) only):
	Ú	(i) ☐ to vote on all matters arising at his own discretion (if you check this box do not complete (c))		OR	(ii) ☐ in accordance with the instructions given in paragraph (c) below. Ú

(c)	instructs its proxy-holder/chairman (please check one box in (c) only):

☐ to vote FOR the Telewest Scheme			☐ to vote AGAINST the Telewest Scheme

NB. Complete this section if you have appointed the chairman of the meeting as your proxy-holder or if you have chosen to give specific instructions to your proxy-holder in section (b) above.

IF YOU HAVE ANY QUESTIONS

If you have any questions regarding this Form of Proxy or the voting procedures or if you need a Form of Proxy or additional copies of the Scheme Document or Explanatory Statement or other enclosed materials, please call the Agent on 877 750 2689 (toll free from the US), 0800 917 2009 (toll free from the UK) or +1 412 209 1704 (from outside the US or the UK) or refers to Telewest’s website (www. telewest.co.uk).

SCHEDULE 9: FORM OF PROXY FOR TELEWEST SCHEME AND JERSEY SCHEME FOR JERSEY BONDHOLDERS (TELEWEST AND JERSEY: JERSEY ALTERNATIVE A)

IN THE HIGH COURT OF JUSTICE OF ENGLAND AND WALES

CHANCERY DIVISION

IN THE MATTER OF TELEWEST COMMUNICATIONS PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

UNDER SECTION 425 OF THE COMPANIES ACT 1985

between

TELEWEST COMMUNICATIONS PLC

and

THE TELEWEST SCHEME CREDITORS

AND

IN THE ROYAL COURT OF THE ISLAND OF JERSEY (SAMEDI DIVISION)

IN THE MATTER OF TELEWEST FINANCE (JERSEY) LIMITED

IN THE MATTER OF THE COMPANIES (JERSEY) LAW 1991

SCHEME OF ARRANGEMENT

UNDER SECTION 125 OF THE COMPANIES (JERSEY) LAW 1991

and

IN THE HIGH COURT OF JUSTICE OF ENGLAND AND WALES

CHANCERY DIVISION

IN THE MATTER OF TELEWEST FINANCE (JERSEY) LIMITED

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

UNDER SECTION 425 OF THE COMPANIES ACT 1985

between

TELEWEST FINANCE (JERSEY) LIMITED

and

THE JERSEY SCHEME CREDITORS

JERSEY ALTERNATIVE A

FORM OF PROXY FOR THE TELEWEST SCHEME AND

THE JERSEY SCHEME FOR JERSEY BONDHOLDERS

Record Date: [30 April 2004]	Voting Deadline: [7.00 p.m. on 27 May 2004]

Instructions for completing and transmitting this Form of Proxy:

1.	This form should only be completed by and on behalf of Jersey Bondholders (i.e. persons who have an account with a Participant) who are the ultimate beneficial owners of Jersey Notes as at the Record Date. By completing this Form of Proxy, Jersey Bondholders will provide authorisations for the Jersey Notes to be exchanged for definitive registered certificates by the Participant who holds their Jersey Notes. This will constitute them as Scheme Creditors for the purposes of the Telewest Scheme and the Jersey Scheme and is necessary in order to enable Jersey Bondholders to vote.

2.	If you are a Jersey Bondholder, but hold Jersey Notes as at the Record Date on behalf of a third party, please contact the Agent. If you are a Jersey Bondholder and have transferred or assigned your Notes after the Record Date or you have acquired Notes after the Record Date, please contact the Agent. If you hold Jersey Notes but not through a Participant, please contact the Agent. If you are a Jersey Bondholder and have another separate Scheme Claim arising out of the Jersey Notes, complete a separate Form of Proxy entitled “Jersey Alternative B”, providing a description of that Scheme Claim.

3.	Box 1 is to be completed by the Participant. This should be completed before a Jersey Bondholder receives this form. The Jersey Bondholder should check the details are correct and then continue to Box 2.

PLEASE NOTE THAT A SEPARATE FORM OF PROXY MUST BE COMPLETED IN RESPECT OF EACH ISSUE OF JERSEY NOTES IN WHICH YOU HAVE HOLDINGS.

4.	Box 2 is the Jersey Bondholder’s certification box. The Jersey Bondholder should complete all the details and sign in the appropriate place.

5.	Box 3 is the Jersey Bondholder’s voting instruction in relation to the Telewest Scheme and the Jersey Scheme.

(i)	If the Jersey Bondholder wishes to vote differently with respect to the Telewest Scheme and the Jersey Scheme, it should contact the Agent.

(ii)	The Jersey Bondholder should detail at part (a) whether it would like to appoint the chairman of the Telewest Meeting and the Jersey Meeting or itself or another person as its proxy-holder.

(iii)	If the Jersey Bondholder would like to appoint the chairman as its proxy-holder, it should indicate at (c) whether it would like the chairman to vote for or against the Telewest Scheme and at (d) whether it would like the chairman to vote for or against the Jersey Scheme. The chairman can only vote as directed and cannot be directed to vote at his discretion. The Jersey Bondholder should not therefore complete (b) if it appoints the chairman of the Telewest Meeting and the Jersey Meeting as its proxy-holder.

(iv)	If the Jersey Bondholder does not wish to appoint the chairman of the Telewest Meeting and the Jersey Meeting as its proxy-holder, the Jersey Bondholder should complete the details of its chosen proxy-holder (which may include itself or an employee) at (a)(ii). The Jersey Bondholder can detail at (b) either that it wishes its proxy-holder to vote at its own discretion or to vote in accordance with its instructions for or against the Telewest Scheme and the Jersey Scheme. If the Jersey Bondholder does not want its proxy-holder to vote at its own discretion, the Jersey Bondholder should also complete (c) and (d) in respect of the Telewest Scheme and the Jersey Scheme.

(v)	The proxy-holder must produce an appropriate proof of personal identity (for example, his or her passport or driving licence with photocard) at the Telewest Meeting and the Jersey Meeting in order to verify their identity and gain admission to the Telewest Meeting and the Jersey Meeting (as applicable).

6.	THE VOTING DEADLINE IS AT [7.00 P.M.] ON [27 MAY 2004]. PLEASE MAKE SURE YOU RETURN THIS FORM TO YOUR PARTICIPANT IN SUFFICIENT TIME TO ENABLE YOUR PARTICIPANT TO ARRANGE FOR YOUR VOTE TO BE CAST, AND TO MAKE THE NECESSARY ARRANGEMENTS TO HAVE DEFINITIVE REGISTERED CERTIFICATES ISSUED IN YOUR NAME, BEFORE THE VOTING DEADLINE.

General instructions

1.	The person appointed under this Form of Proxy must attend the Telewest Meeting and the Jersey Meeting in person to represent you.

2.	All references to defined terms in this Form of Proxy are to be given the same meaning as in the Explanatory Statement and the Scheme Documents.

1	SCHEME CLAIMS AND CERTIFICATION BY PARTICIPANTS	(BOX 1)
PLEASE INCLUDE ALL DETAILS REQUESTED OR ATTACH A LABEL PROVIDING DETAILS OF THE CUSTOMER ACCOUNT NAME, CUSIP OR ISIN NUMBER, PRINCIPAL AMOUNT, PARTICIPANT NAME AND DTC/EUROCLEAR/CLEARSTREAM ACCOUNT NUMBER.

By completing this Box 1 the Participant certifies that:

(a)	it was a Participant as at the Record Date;

(b)	as at the Record Date, it held in its account (details of which are set out in this Box 1) an interest in the aggregate, unpaid principal amount of Jersey Notes as detailed at (iii) below, on behalf of the Jersey Bondholder.

Please complete (i) (ii) (iii) and (iv) with details of the Bondholder’s Scheme Claim. A separate Form of Proxy must be completed in respect of each issue of Jersey Notes held by the Bondholder.

(i)	Jersey Bondholder Account Name:

Account number:

Name of Participant:

Participant number:

Account address:

Telephone number:

Fax number:

(ii)	The Jersey Notes detailed at (iii) and (iv) above are held through:

☐ DTC

☐ Euroclear

☐ Clearstream

(iii)	PLEASE CHECK ONE BOX ONLY

☐	6 per cent. Fixed Convertible Notes issued by Telewest Jersey due 7 July 2005 CUSIP: G8742U AA 0

☐	6 per cent. Fixed Convertible Notes issued by Telewest Jersey due 7 July 2005 CUSIP: 879563 AA 2

(iv)	Principal amount:

2	CERTIFICATION BY THE JERSEY BONDHOLDER	(BOX 2)

TO BE COMPLETED BY ALL JERSEY BONDHOLDERS

By returning this Form of Proxy, the Jersey Bondholder certifies that it:

(a) was at the Record Date the ultimate beneficial owner of Jersey Notes in the aggregate unpaid principal amount set out in Box 1;

(b) has full power and authority to complete this Form of Proxy with respect to the Jersey Notes listed in Box 1;

(c) has received a copy of the Explanatory Statement;

(d) authorises the Participant listed in Box 1 to take the necessary action to arrange for the Jersey Notes listed in Box 1 to be exchanged for definitive registered certificates in the name and details set out below;

(e) authorises the Participant listed in Box 1 to take the necessary action with regard to its proxy instruction as given in Box 3 to allow the Bondholder to attend and vote (either by person or by proxy) at the Meeting; and

(f) authorises the issuer and the registrar to take the necessary action with respect to the Notes listed in Box
1 (which have been exchanged for definitive certificates pursuant to clause (d) above and issued in the name set out below), to arrange for the definitive registered certificates to be exchanged for book entry interest into a global Note at Telewest Jersey’s discretion immediately following the Jersey Meeting, including directing the Depositary to credit the account of the Participant listed in Box 1 in an amount equal to the book entry interest to be created.

Name of Jersey Bondholder:

Signature:

Name and title of person signing: (if Jersey Bondholder is a company)

Address:

Tel No:
Taxpayer Identification Number (optional):

Date:

3	FORM OF PROXY AND VOTE	(BOX 3)

TO BE COMPLETED BY ALL JERSEY BONDHOLDERS

The Jersey Bondholder identified in Box 2 hereby:

(a)	appoints the following person as its proxy-holder (please check one box in (a) only and then follow the arrows as directed):

	(i) THE CHAIRMAN OR	(ii) YOURSELF OR OTHER PROXY
	Ú		Ú
	☐ The chairman, in accordance with the instructions given in paragraph (c) and (d)	☐ the person whose details are given immediately below, in accordance with the instructions given in paragraphs (b), (c) and (d) below:
	below (if you check	Name:
	this box, proceed	Address:
directly to (c) and (d)
	below)	Tel no:
Passport no:
Ú

(b) instructs its proxy-holder to vote as instructed below (please check one box in (b) only):
	Ú	(i) ☐ to vote on all matters arising at his own discretion (if you check this box do not complete (c) or (d))		OR (ii)	☐ in accordance with the instructions given in paragraph (c) and (d) below. Ú

(c)	instruct its proxy-holder/chairman in respect of the Telewest Scheme (please check one box in (c) only):

☐ to vote FOR the Telewest Scheme OR			☐ to vote AGAINST the Telewest Scheme

AND (d) instructs its proxy-holder in respect of the Jersey Scheme (please check one box in (d) only):

☐ to vote FOR the Jersey Scheme OR			☐ to vote AGAINST the Jersey Scheme

NB. Only complete sections (c) and (d) if you have appointed the chairman of the meeting as your proxy-holder or if you have chosen to give specific instructions to your proxy-holder in section (b) above.

IF YOU HAVE ANY QUESTIONS

If you have any questions regarding this Form of Proxy or the voting procedures or if you need a Form of Proxy or additional copies of the Scheme Documents or Explanatory Statement or other enclosed materials, please call the Agent on 877 750 2689 (toll free from the US), 0800 917 2009 (toll free from the UK) or +1 412 209 1704 (from outside the US or the UK).

SCHEDULE 10: FORM OF PROXY FOR JERSEY SCHEME CREDITORS OTHER THAN JERSEY BONDHOLDERS (JERSEY ALTERNATIVE B)

IN THE ROYAL COURT OF THE ISLAND OF JERSEY (SAMEDI DIVISION)

IN THE MATTER OF TELEWEST FINANCE (JERSEY) LIMITED

IN THE MATTER OF THE COMPANIES (JERSEY) LAW 1991

SCHEME OF ARRANGEMENT

UNDER SECTION 125 OF THE COMPANIES (JERSEY) LAW 1991

and

IN THE HIGH COURT OF JUSTICE OF ENGLAND AND WALES

CHANCERY DIVISION

IN THE MATTER OF TELEWEST FINANCE (JERSEY) LIMITED

and

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

UNDER SECTION 425 OF THE COMPANIES ACT 1985

between

TELEWEST FINANCE (JERSEY) LIMITED

and

THE JERSEY SCHEME CREDITORS

JERSEY ALTERNATIVE B

FORM OF PROXY FOR JERSEY SCHEME CREDITORS

OTHER THAN JERSEY BONDHOLDERS

Record Date: [30 April 2004]	Voting Deadline: [7.00 p.m. on 27 May 2004]

Instructions for completing and transmitting this Form of Proxy:

1.	This form should only be completed by persons who are Jersey Scheme Creditors as at the Record Date. If you are a Jersey Scheme Creditor who holds Jersey Notes through a Participant as at the Record Date, please complete the Form of Proxy entitled “Jersey Alternative A”. If you are a Bondholder or Scheme Creditor and have another separate Jersey Scheme Claim arising out of the Jersey Notes (a Jersey Ancillary Claim), complete this Form of Proxy in respect of that Jersey Ancillary Claim. If you hold Jersey Notes through a Participant but, as at the Record Date, hold these Jersey Notes on behalf of a third party, please contact the Agent.

2.	Box 1 is to be completed for each Jersey Scheme Claim held. Complete part (i) and part (ii).

PLEASE NOTE THAT A SEPARATE FORM OF PROXY MUST BE COMPLETED IN RESPECT OF EACH JERSEY SCHEME CLAIM

Please note that if you submit a Form of Proxy in respect of a Jersey Ancillary Claim for an amount greater than the amount of principal of, and interest that has accrued and remains unpaid on, the relevant Jersey Notes, you must also supply either (i) conclusive evidence that the difference between the price you paid for the Jersey Notes to which the Jersey Ancillary Claim relates and the price at which the relevant Jersey Notes were sold was for a corresponding amount greater than such principal and interest amount or (ii) a memorandum which gives particulars of the facts on which you rely and identify the legal basis for the Jersey Ancillary Claim. If such evidence is not supplied the chairman will only admit the vote in the amount of principal and interest that, as at the date of the Jersey Meeting, has accrued and remains unpaid on the relevant Jersey Notes.

3.	Box 2 is the certification box. Complete all the details and sign in the appropriate place.

4.	Box 3 is your voting instruction.

(i)	Detail at part (a) whether you would like to appoint the chairman of the Jersey Meeting or yourself or another person as your proxy-holder.

(ii)	If you would like to appoint the chairman as your proxy-holder, please indicate at (c) whether you would like the chairman to vote for or against the Jersey Scheme. The chairman can only vote as directed and cannot be directed to vote at his discretion. There is no need to complete (b) if you appoint the chairman of the Jersey Meeting as your proxy-holder.

(iii)	If you do not wish to appoint the chairman of the Jersey Meeting as your proxy-holder, please complete the details of your chosen proxy-holder (which may include yourself or an employee) at (a)(ii). You can detail at (b) either whether you wish your proxy-holder to vote at his own discretion or to vote in accordance with your instructions for or against the Jersey Scheme. If you do not want your proxy-holder to vote at his own discretion, please also complete (c).

(iii)	The proxy-holder must produce an appropriate proof of personal identity (for example, his or her passport or driving licence with photocard) at the Jersey Meeting in order to verify their identity and gain admission to the Jersey Meeting.

5.	THE VOTING DEADLINE IS AT [7.00 P.M.] ON [27 MAY 2004]. PLEASE MAKE SURE YOU RETURN THIS FORM TO THE AGENT IN SUFFICIENT TIME FOR YOUR VOTE TO BE CAST.

6.	This Form of Proxy should be sent to the following address:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

USA

Attention: Telewest Tabulation

General instructions

1. The	person appointed under this Form of Proxy must attend the Jersey Meeting in person to represent you.

2. All	references to defined terms in this Form of Proxy are to be given the same meaning as in the Explanatory Statement and the Scheme Document.

1	JERSEY SCHEME CLAIM	(BOX 1)

The Jersey Scheme Creditor, identified in Box 2, certifies that as at the Record Date, the undersigned held a Scheme Claim arising out of an interest identified at (i) below in the aggregate unpaid principal amount identified at (ii) below:

(i)	Scheme Claim arising indirectly out of the Jersey Notes (a “Jersey Ancillary Claim”). (Please provide details and, if appropriate, the additional information identified at Note 2 above):

Please use a continuation sheet if necessary.

(ii)	Principal amount:

2	CERTIFICATION	(BOX 2)

TO BE COMPLETED BY ALL JERSEY SCHEME CREDITORS By returning this Form of Proxy, the Jersey Scheme Creditor certifies that it:

(a)	was at the Record Date a Jersey Scheme Creditor;

(b)	has full power and authority to vote at the Jersey Meeting with respect to the Jersey Scheme Claim listed in Box 1; and

(c)	has received a copy of the Explanatory Statement.

Name of Jersey Scheme Creditor:

Signature:

Name and title of person signing: (if Jersey Scheme Creditor is a company)

Address:

Tel No:

Date:

3	FORM OF PROXY AND VOTE							(BOX 3)

TO BE COMPLETED BY ALL JERSEY SCHEME CREDITORS The Jersey Scheme Creditor identified in Box 2 hereby:

(a)	appoints the following person as its proxy-holder (please check one box in (a) only and then follow the arrows as directed):

	(i)	THE CHAIRMANOR(ii)	YOURSELF OR OTHER PROXY
		Ú	Ú

	☐	The chairman, in accordance with the instructions given in paragraph (c) below (if you	☐	the person whose details are given immediately below, in accordance with the instructions given in paragraphs (b) and (c) below:
		check this box, proceed directly to (c) below)	Name:

Address:

Tel no:

Passport no:
Ú

			(b)	instructs its proxy-holder to vote as instructed below (please check one box in (b) only):

		Ú	(i)	☐	to vote on all matters arising at his own discretion (if you check this box do not complete (c))	OR (ii)	☐	in accordance with the instructions given in paragraph (c) below. Ú

(c)	instructs its proxy-holder/chairman (please check one box in (c) only):

☐	to vote FOR the Jersey Scheme				☐ to vote AGAINST the Jersey Scheme

NB. Complete this section if you have appointed the chairman of the meeting as your proxy-holder or if you have chosen to give specific instructions to your proxy-holder in section (b) above.

IF YOU HAVE ANY QUESTIONS

If you have any questions regarding this Form of Proxy or the voting procedures or if you need a Form of Proxy or additional copies of the Scheme Document or Explanatory Statement or other enclosed materials, please call the Agent on 877 750 2689 (toll free from the US), 0800 917 2009 (toll free from the UK) or +1 412 209 1704 (from outside the US or the UK).